Form 10-K, Exhibit 13
period 1993-12-31
FLEET FINANCIAL GROUP INC /RI/
filed 1994-03-30
CIK 50341

HIGHLIGHTS                                                FLEET FINANCIAL GROUP


HIGHLIGHTS
     o Record 1993 earnings were $488 million, or $3.01 per fully diluted share, an increase of 74% compared to 1992's $280 million, or $1.77 per fully diluted share. Increased earnings were due primarily to a strong rebound in income generated by Fleet's banks as a result of sharply lower credit costs and a stronger net interest margin.

     o Return on assets (ROA) and return on equity (ROE) improved markedly in 1993. ROA was 1.06% and ROE was 16.07%, compared to .62% and 11.01%, respectively, in 1992. Fourth quarter ROA was 1.14% and ROE was 16.98%, versus .72% and 12.65%, respectively, a year ago.

     o The quarterly common stock dividend was increased three times in a 12-month period, culminating with a 20% increase in November to $.30 per share. In all, the dividend was increased 50% from the $.20 per share dividend paid in the fourth quarter of 1992. The annualized dividend is not $1.20 per share.

     o Since April 1992, nonperforming assets have been reduced from $1.6 billion to $601 million, a decrease of almost two-thirds. Additionally, the ratio of nonperforming assets to total assets was 1.25% at year-end, the lowest level since the fourth quarter of 1989.

     o Despite the strong improvement in credit quality, the reserve for loan losses stood at $1 billion at year-end and 3.8% of loans and leases.

     o The balance sheet continues to be exceptionally strong. Stockholders' equity amounted to $3.6 billion at December 31, 1993, compared to $3.0 billion at the end of 1992. The corporation's total equity-to-assets ratio at December 31, 1993, was 7.6%. Total assets were $48 billion at year-end 1993 versus $47 billion a year earlier.

     o In excess of 12 million shares of common stock, representing $400 million in new capital, were sold in February 1993 through a well-received stock offering.

     o Fleet continued to expand its banking franchise in 1993 by agreeing to acquire Sterling Bancshares Corp., Waltham, Massachusetts, and assuming the deposits of Jefferson National Bank, Watertown, New York. The Sterling acquisition is expected to be completed in the spring of 1994, subject to regulatory approvals. In addition, Fleet received regulatory approval to acquire approximately $700 million in consumer deposits of 29 upstate New York branches of Chemical Bank. This acquisition is expected to be completed by the end of the first quarter of 1994.


THE CORPORATION
     Fleet Financial Group, founded in 1791, is a $48-billion diversified financial services company with 1,200 offices nationwide. Based in Providence, Rhode Island, 26,000 employees work at seven banks, with branches throughout New England and New York State, and at more than 10 major financial services companies located throughout the country, including Atlanta; Columbia, South Carolina; Long Beach, California; Milwaukee; Providence; and New York City.


CONTENTS
           ONE  Selected Financial Highlights
           TWO  Letter to Stockholders
           SIX  Management Overview
         EIGHT  Financial Table of Contents
          NINE  Management's Discussion and Analysis
    TWENTY-SIX  Consolidated Financial Statements and Supplemental
                Financial Information
    FIFTY-FIVE  Affliliates
     FIFTY-SIX  Officers and Directors

HIGHLIGHTS                                                FLEET FINANCIAL GROUP


     SELECTED FINANCIAL HIGHLIGHTS
     --------------------------------------------------------------------------------------------------------------------------
     December 31
     Dollars in millions, except per share data            1993        1992        1991         1990         1989         1988
     --------------------------------------------------------------------------------------------------------------------------
     FOR THE YEAR
     Interest income (FTE)(a)                           $   3,245   $   3,446   $  3,375    $    3,373    $  3,158    $   2,637
     Interest expense                                       1,161       1,463      1,930         2,126       1,816        1,403
     Net interest income (FTE)(a)                           2,084       1,983      1,445         1,247       1,342        1,234
     Provision for credit losses                              271         486        509           762         160          107
     Securities gains (losses)                                282         207        173           (37)         26           12
     Noninterest income                                     1,465       1,368      1,082           735         576          484
     Noninterest expense                                    2,424       2,318      1,819         1,289       1,128        1,049
     Net income (loss)                                        488         280         98           (74)        371          336

     PER COMMON SHARE
     Earnings (loss)                                    $    3.01        1.77   $   0.67    $    (0.75)   $   3.30    $    3.01
     Market value (year-end)                                33.38       32.75      24.88         11.00       26.13        25.50
     Cash dividends declared                                1.025       0.825       0.80          1.25        1.31       1.1975
     Book value (year-end)                                  22.84       19.50      18.15         17.65       19.87        17.84

     AT YEAR-END
     Assets                                             $  47,923   $  46,939   $ 45,445    $   32,507    $ 33,441    $  29,052
     Securities available for sale                         12,577      10,857     10,523             -           -            -
     Investment securities                                  1,546       1,803        102         5,270       5,524        4,676
     Loans and leases, net of unearned income              26,310      26,647     26,761        20,465      21,633       19,748
     Reserve for credit losses                              1,000       1,029      1,021           700         341          315
     Deposits                                              31,085      32,735     35,245        23,191      21,677       20,701
     Short-term borrowings                                  8,107       6,399      3,474         3,600       6,455        3,802
     Long-term debt                                         3,444       3,812      3,004         3,064       2,204        1,675
     Total stockholders' equity                             3,639       3,010      2,510         2,069       2,289        2,049

     OPERATING RATIOS
     Return on average common equity                        16.07%      11.01%      4.02%        (3.93)%     17.70%       18.15%
     Return on average assets                                1.06        0.62       0.25         (0.21)       1.25         1.24
     Common dividend payout ratio                           28.71       36.12      96.66           N/A       38.30        36.52
     Net interest margin                                     5.02        4.80       4.09          3.92        4.96         5.11
     Efficiency ratio                                       66.25       68.08      72.00         65.04       58.82        61.00
     Common stockholders' equity-to-assets (year-end)        6.55        5.13       4.82          5.98        6.47         6.60
     Average total stockholders' equity-to-assets(b)         7.51        5.78       5.84          6.39        7.32         7.15
     ==========================================================================================================================

(a)This schedule is prepared on a fully taxable equivalent (FTE) basis. The FTE adjustment included in interest income was $33 million in 1993; $30 million, 1992; $46 million, 1991; $94 million, 1990; $90 million,
   1989; and $85 million, 1988.

(b)The 1993 ratio includes dual convertible preferred stock, which was reclassified to stockholders' equity on December 31, 1992.

LETTER TO STOCKHOLDERS                                    FLEET FINANCIAL GROUP


TO OUR STOCKHOLDERS:
     Compared to the turbulent and uncertain years that marked the beginning of the decade, 1993 can be characterized as a significantly more progressive and rewarding year for Fleet. Earnings rebounded--growing, in fact, to record levels--and management was able to focus with renewed intensity on the corporation's forward direction, resulting in a new vision of Fleet's future. The section immediately following this letter addresses certain elements of that still-evolving vision. I urge you to read it.
     In addition to being encouraged by Fleet's record 1993 earnings of $488 million, we were equally satisfied to achieve a sizeable reduction in nonperforming assets (NPAs). Since April 1992, we have cut NPAs from $1.6 billion to $601 million, a reduction of almost two-thirds in our troubled loan portfolio. Furthermore, our ratio of NPAs to total assets at December 31, 1993, was 1.25%, which is the lowest level since the fourth quarter of 1989.

     1993 FINANCIAL RESULTS. Fleet's strong 1993 earnings of $488 million
($3.01 per fully diluted share) represented an increase of 74% compared to 1992's $280 million ($1.77 per fully diluted share).
     The significant earnings increase was due primarily to a strong rebound in income generated by Fleet's seven banks throughout the Northeast as a result of sharply lower credit costs than we experienced in 1992 and a stronger net interest margin.
     While the corporation's banks performed exceptionally well last year, the Financial Services Group did not fare as well, earning $42 million compared to the $106 million it contributed to earnings in 1992. The decrease was primarily attributable to a $100-million charge related to mortgage servicing assets at Fleet Mortgage Group in the second quarter and a $29-million loss at Fleet Finance relating to the settlement of litigation.
     Fleet's return on assets (ROA) and return on equity (ROE) improved markedly in 1993. ROA was 1.06% and ROE was 16.07%, compared to .62% and 11.01%, respectively, in 1992.
     At December 31, 1993, for the second consecutive quarter, we continued to experience growth in our earning assets as average loans and leases were up $172 million from the third quarter. After several years of declining commercial lending activity, this beginning of loan growth reflected a more stable economy in the Northeast and better prospects for our commercial customers.
     The corporation's balance sheet continues to be exceptionally strong. Stockholders' equity amounted to $3.6 billion at December 31, 1993, compared to $3.0 billion at the end of 1992. The corporation's equity-to-assets ratio as of December 31, 1993, was 7.6%.
     Fleet's Tier 1 risk-based capital ratio at year-end 1993 was 11.8%, compared to 10.4% at December 31, 1992, and a regulatory minimum of 4%.

     ACCOMPLISHMENTS IN 1993. Numerous other 1993 accomplishments deserve mention.
     Anticipating accelerated growth, an important reorganization early in the year streamlined Fleet's management structure to improve operating efficiencies and communications. Replacing a matrix-style management organization that had served us well for many years but eventually became overly cumbersome, the new functional approach follows product lines, gives Fleet a slimmer organizational alignment, and prepares us to take advantage of full national interstate branch banking when it arrives.
     Elected vice chairmen were Robert J. Higgins, H. Jay Sarles, and Michael
R. Zucchini; Eugene M. McQuade, named an executive vice president, later succeeded John W. Flynn, who retired in June, as chief financial officer.
     Bob Higgins was given responsibility for Fleet's commercial banking franchise, with all Fleet bank presidents reporting to him. His role encompasses all commercial lending and related areas.
     Jay Sarles assumed responsibility for strategic planning, mergers and acquisitions, chairmanship of the Asset/Liability Committee, all of the corporation's investment management businesses, and the corporation's staff functions.

LETTER TO STOCKHOLDERS                                    FLEET FINANCIAL GROUP


     Mike Zucchini took control of Fleet's entire consumer franchise, including consumer banking at Fleet's banks, operations and technology, mortgage banking, consumer finance, and several other key areas.
     Gene McQuade became responsible for Fleet's entire financial operations, ranging from financial accounting, operations and control, and corporate finance activities, to financial management information and profitability, corporate treasury, Fleet's $14-billion investment portfolio, and regulatory compliance.
     We believe this improved approach to managing the corporation makes Fleet a stronger, more forward-thinking competitor, more outward-looking, and better at meeting our customers' needs.
     An extremely well-received stock offering sold in excess of 12 million shares of Fleet common stock last year, representing $400 million in new capital.
     Fleet continued to expand its banking franchise by agreeing to acquire Sterling Bancshares Corp., Waltham, Massachusetts, and assuming the deposits of Jefferson National Bank, Watertown, New York. We also received regulatory approval to acquire approximately $700 million in consumer deposits of 29 upstate New York branches of Chemical Bank. At the same time, we determined that factoring is not a core business of strategic importance for our company, and accordingly agreed to sell Fleet Factors Corp. to GFC Financial Corp., Phoenix, Arizona, in an all-cash transaction.

FLEET FOCUS '94. A sweeping, top-to-bottom review of Fleet's entire Northeast operations, designed to strengthen our competitive position by dramatically improving the corporation's efficiency ratio to an estimated 55% by mid-1995, was launched in 1993. Known as Fleet Focus '94, it is a thorough analysis of how we do business, conducted by our own employees and management, with assistance from an outside consulting team.
     In the concluding months of 1993, employees at every level of our organization did an outstanding job of identifying thousands of revenue-generating and cost-saving ideas, and our best management talent analyzed the relative merits and risks of those ideas. All potential changes in our business practices and staffing have been reviewed by the company's senior-most officers and will be implemented throughout this year.
     Fleet Focus will require difficult decisions and sacrifices, including the elimination of positions throughout our organization, always one of management's most painful responsibilities. Improving our efficiency, however, ultimately will boost earnings. Sustained earnings performance will, in turn, increase the value of Fleet's stock and heighten the company's appeal to a broader investment community.
     Competition for today's customer is intense, and wise consumers are demanding quality at a fair price. Only a highly efficient company can afford to provide both quality service and truly competitive pricing. For Fleet, the issue is how to position the corporation for tomorrow's opportunities. Fleet Focus '94 will provide many of the answers to that question.
     Unlike many companies that have undertaken efficiency reviews, we launched Fleet Focus '94 from a position of strength and solidity. The overhaul of our operating efficiency is not a tactic for immediate survival. Rather, it is aimed at building Fleet's competitive strength for the longer term.
     Efficiency, customer focus, quality service, and positioning the corporation for tomorrow's opportunities are the principal goals of this effort. The sum of many reasons for conducting Fleet Focus '94 is that it is essential if Fleet is to continue being a preeminent player in the financial services industry. As the program's benefits begin to add up, Fleet will be strengthened, becoming more agile and better able to offer customers the services they want, configured the way they want them, and at competitive prices.

DIVIDEND. In November, the Board of Directors voted the third increase in a 12-month period in the quarterly dividend paid on Fleet's common stock. The dividend was increased a total of 50% in that period. The most recent action, boosting the quarterly dividend 20% to $.30 per share, brought the annualized dividend rate to $1.20 per share. We are proud to continue honoring our commitment to reward you,

LETTER TO STOCKHOLDERS                                    FLEET FINANCIAL GROUP


our stockholders, by ensuring that you share in Fleet's steadily increasing earnings.
     The board also increased pensions for retired Fleet employees by 5%. In the same way that we took action to share the corporation's rising fortunes with stockholders, we felt it was appropriate to recognize our retired employees for their many years of service to the company.

SECOND MORTGAGE ISSUE. The corporation took significant steps toward ending a second mortgage controversy at Fleet Finance, our Atlanta-based finance subsidiary, by winning a Georgia Supreme Court case in which we had been charged with usury and by reaching a settlement with Georgia state agencies. The settlement included $70 million to be invested in affordable housing programs to help low-income borrowers throughout Georgia and approximately $30 million in various forms of relief to certain past and present Georgia customers of Fleet Finance. Also, Fleet Finance reached an agreement in principle with class-action plaintiffs, subject to final documentation and court approval. Moreover, Fleet Finance continued to take numerous steps toward becoming a consumer finance industry leader. We are proud of the company's new focus on building strong, responsive relationships with its customers.
     Over the past 18 months, Fleet Finance has made significant policy and procedural changes to improve relationships with its customers, including offering rates that are among the most competitive in its industry, developing a centralized customer service department, and capping rates and broker/lender points to ensure the best possible loan arrangements to meet each customer's particular needs.
     Fleet Finance also placed greater emphasis on quality and customer satisfaction by strengthening its credit and risk management units, realigning senior managers to improve oversight, developing innovative consumer credit education programs in cooperation with the National Consumers League, and committing $8 million--including $1.3 million in direct grants to homeowners--to assist its Atlanta neighbors whose lives are being disrupted by work on the Olympic stadium.

FLEET INCITY. Fleet generated extremely favorable headlines throughout the country in February of this year as leading members of the U.S. Congress, along with officials from the Clinton Administration, joined us in Washington to announce our new $8-billion community lending and service program, Fleet INCITY.
     A three-year program, Fleet INCITY is the most comprehensive lending commitment ever made by a U.S. financial institution. Its principal goal is to improve access to credit for low- and moderate-income people and small businesses. Fleet renewed its commitment of $7.2 billion in affordable housing and related initiatives and added $800 million of entirely new and original community commitments. Fleet intends to become a national leader in meeting the financial needs of low- and moderate-income neighborhoods and small and minority-owned businesses by giving credit where credit is due.
     Fleet INCITY encompasses government-sponsored affordable housing loans totaling more than $7 billion; a Fleet affordable housing initiative and mortgage outreach effort ($455 million); Fleet consumer loans totaling $225 million; Fleet small business loans and business microloans, including plans to create a $15-million Fleet Community Development Corp. (CDC), which will represent one of the largest initial capital investments ever made to a CDC by a bank holding company; and several other community and cultural diversity initiatives.
     Senator Edward M. Kennedy (D-Mass.) commented, "This is an extraordinary demonstration of responsible corporate and banking leadership, and it is a challenge to the other banks and financial institutions in Massachusetts and throughout the country to follow this incredible example."

PEOPLE. Significant appointments in 1993 and earlier this year included the following.
     o John B. Robinson, Jr., executive vice president in charge of Fleet's New York, Maine, and New Hampshire banking franchises, was given additional responsibility for government banking and Fleet Securities.

LETTER TO STOCKHOLDERS                                    FLEET FINANCIAL GROUP


     o Anne M. Slattery, who had been a senior executive with Citicorp, joined Fleet as a senior vice president. She is responsible for all consumer banking, including Fleet's system of more than 800 banking offices at 7 banks throughout the Northeast, the small business lending group, and the middle office support group.
     o Robert C. Lamb, Jr., was elected controller of the corporation.
     o David M. Sheppard was named chairman and chief executive officer, and Robert P. Drum was appointed president, of Fleet Services Corp.
     o Erland E. Kailbourne was elected chairman and chief executive officer of Fleet Bank of New York, succeeding Robert F. Macfarland, who retired.
     o Dean T. Holt was named president and chief credit officer of Fleet Bank of New York. He was succeeded as president and chief executive officer of Fleet Bank-NH by Michael C. Whitney.
     o Frederick C. Copeland, Jr., was named chairman and chief executive officer of Fleet Bank, N.A.
     o Georgina Macdonald was elected president of Fleet Management and Recovery Corp. (FMRC).
     o Agnes J. Bundy, former counsel to the U.S. Senate Budget Committee, joined the corporation as a senior vice president, Fleet Corporate Administration. She directs Fleet's Community Reinvestment Act (CRA) compliance program.
     o John S. Poelker, a financial services executive whose career has spanned more than 25 years and included serving as an executive vice president and treasurer of BankAmerica Corp., was named chairman and chief executive officer of Fleet Finance.
     o Frank H. Odell, retired chairman and chief executive officer of Fleet Bank of New York, retired from the corporation's Board of Directors. He had served on the board with distinction for years.
     We were saddened last year by the death of Mary Agnes Kiernan Callahan, widow of Peter D. Kiernan, Jr., Fleet's former chairman and chief executive officer. Mrs. Callahan, who devoted considerable time and effort to community service, is missed by her family and her wide circle of friends.

OUTLOOK. The financial services industry is moving forward on an evolutionary path toward greater concentration. Superregional banks--relative newcomers on the scene--are beginning to combine into megabanks, seeking to improve operating efficiencies and enhance their ability to deliver superior customer service. As a superregional, Fleet certainly fits the description of a company constantly on the lookout for major new opportunities that make sense in this environment.
     We have not uncovered opportunities of that magnitude since the Bank of New England acquisition, but we are preparing for the day when we identify the right one. Through the benefits that will accrue from Fleet Focus '94, a new Fleet gradually will take shape. I hinted at it earlier: leaner, more agile, and more than ever before in our history driven by an imperative to give customers the best products, along with service at the highest quality levels, and all at competitive prices.
     I have no doubt that we will be successful in achieving these objectives, given the strong commitment to them by management and employees throughout the company. Fleet traces its beginnings back more than 200 years, to be sure, but our most significant growth has occurred in the last 20 years. Significant new growth, I am convinced, will be compressed into a far shorter time span. Thanks to the evolutionary process I referred to earlier, most banks today are either growing with remarkable speed or are disappearing from the scene at an equally fast pace.
     I can assure you that the new Fleet, now beginning to emerge, intends to be numbered among the new breed of customer-oriented financial services companies. We intend, in fact, to improve on our position of industry leadership throughout the remainder of this century and well into the next. I believe Fleet's potential truly is enormous, and your continued support as a stockholder, always greatly appreciated, will be a more important ingredient than ever as we strive to further shape, refine, and develop the new Fleet to its fullest potential.


/s/ Terrence Murray
Terrence Murray
Chairman, President, and
Chief Executive Officer

MANAGEMENT OVERVIEW                                       FLEET FINANCIAL GROUP


CHANGE, VISION, AND VALUES
    Fleet is a company that has changed dramatically in the past decade. We continue to change, which we must do to be successful. We are taking the best from our recent past and blending it with emerging innovations to create a company ideally suited for growth in today's more competitive environment.
    Vision, in the context of operating a successful business enterprise, has no strict definition. Each company must create its own shades of meaning for the concept of vision, based on the nature of its business and the goals of its management. We believe there are two interrelated concepts critical for success and growth: a strategic business vision and a set of corporate values.

STRATEGIC BUSINESS VISION
    First, we continually develop and refine a clear, achievable strategic business vision, answering questions such as, in which businesses are we engaged, and in which ones do we intend to become active? How do we plan to expand the company? Who are our customers? What do they need and want today and in the future? How can Fleet efficiently meet their needs and wants? What resources, people and otherwise, do we need to achieve that vision?
    As noted earlier, answers to such critical questions are evolving rapidly as a result of Fleet Focus '94 and senior management's continuing analysis of our business strategies. We will report on the results of these initiatives in future communications, but a few strategies are already evident.
    o We will be customer-focused, understanding what our customers value and incorporating that knowledge into the development and distribution of our products and services.
    o We will achieve greater penetration of our exceptionally rich franchise, maximizing the significant growth potential inherent in our enormous customer base.
    o We will expand business activities that generate fee income, which is less susceptible to fluctuations in the economy.
    o We will continue to pursue an aggressive acquisition strategy recognizing that the banking industry is rapidly consolidating to eliminate excess capacity.
    o We will employ technology creatively to serve our customers better and to improve our productivity and efficiency.
    o We will maintain consistent, responsible, disciplined standards for evaluating risk and for approving credit, regardless of the pressures of the marketplace. We will work to achieve a proper balance between an entrepreneurial approach to business and one in which risk is evaluated and accounted for.
    Fleet's current management structure, organized along broad functional lines in 1993, is streamlined and highly efficient in today's fast-changing financial services industry. This structure positions the corporation to expand and to take advantage of interstate branching when that possibility becomes a reality.
    Although Fleet's strategic business vision is still evolving, many components of our business mix are so elemental that they have a secure place in the company's future.

COMMERCIAL FINANCIAL SERVICES. Commercial and industrial lending, equipment leasing, asset-based lending, commercial real estate, commercial products and services, government and municipal securities, government banking, trade services, and cash management, a significant segment of the Commercial Financial Services Division, will continue to be core businesses for Fleet.

CONSUMER FINANCIAL SERVICES. The Consumer Financial Services Division is in a strong position to offer retail customers high-quality service and a commonality of products, while simultaneously capitalizing on efficiencies necessary for improved earnings.
    Fleet's consumer banking franchise includes 800 branches across Connecticut, Maine, Massachusetts, New Hampshire, New York, and Rhode Island. New technology will continue to enable nontraditional approaches to sales that are unhindered by geography. Fleet's mortgage banking, consumer finance, and student loan processing business lines also continue to have secure places in Fleet's future.

INVESTMENT SERVICES. A group of Fleet subsidiaries, steadily increasing in value to the corporation, offer comprehensive investment, trust, private banking,

MANAGEMENT OVERVIEW                                       FLEET FINANCIAL GROUP


and brokerage services targeted to affluent customers. Included among the several products that help clients manage their finances are money market funds, annuities, and the Galaxy (sm) family of mutual funds.
    In 1993, the private banking area was integrated with our investment services subsidiary to offer a full range of investment products and services and high-quality investment management services. Fleet's brokerage subsidiary, one of the country's largest, augments Fleet's investment management activities through its primary business of executing orders for buying and selling securities.

CORPORATE VALUES
    The second concept we consider essential is a set of corporate values that serve as guide posts in our corporate life. These values answer such questions as, how will we interact with our stockholders, customers, employees, and the community-at-large? What is our corporate culture? How do we interpret business ethics? How do we want Fleet to be seen by the world?
    We should be succinct and unambiguous in stating our corporate values. These, then, are our guide posts for corporate behavior.

PUTTING OUR CUSTOMERS FIRST. Fleet will deliver top-quality services when, where, and how our customers want them. We will distinguish our institution by our responsiveness, convenience, courtesy, and turnaround time. We will make Fleet a preferred source for financial products and services by making customer service an integral part of our corporate culture. We believe performance that strengthens our earnings is entirely compatible with the best in customer service. As we eliminate unnecessary processes at our branches, employees will be able to devote more time to customers. Finally, when errors do occur, despite our best efforts, our customers deserve to have them resolved promptly and courteously.

RESPONSIBLE CITIZENSHIP. Fleet will distinguish itself as a good citizen of the communities in which we do business, which means more than charitable giving anad volunteer support, as important as they are. It also means putting the full weight of our institution behind worthwhile community needs, such as affordable housing.
    Through sponsorships, special events, charitable gifts, and volunteer programs, the corporation strives to improve the quality of life in the communities we serve. During 1993, for example, Fleet contributed more than $5 million to these communities. The corporation is particularly committed to the advancement of youth and to economic revitalization. In addition to providing financial assistance to myriad worthwhile nonprofit entities, Fleet is proud of the high level of volunteerism and board involvement exhibited by many of our employees.
    Fleet's new $8-billion affordable housing and community lending program, Fleet INCITY, described earlier, is another example of our determination to be a responsible corporate citizen.

HIGHEST ETHICAL STANDARDS. Fleet is renewing its dedication to the principles of fairness, honesty, and integrity, as defined not merely by law, but by the best and highest ethical precepts of contemporary society. We will maintain a work environment that reinforces uncompromising ethical conduct by our employees, and we will not tolerate deviations from those standards. We recognize that we must live by these high ethical standards in all of our interactions with customers, stockholders, government officials, and with one another.

BUILDING STOCKHOLDER VALUE. Fleet will maintain an appropriate balance among profitability, growth, and risk in a determined effort to build stockholder value. We will set our dividend at a level that enables stockholders to participate fully in Fleet's prosperity. We will continue to recognize that our stockholders, because they own the company, have a high priority in all of our considerations. Management is committed, on behalf of stockholders, to enhancing the value of their holdings.

A REWARDING PLACE TO WORK. Fleet will recruit and retain quality employees by providing an environment that rewards intelligence, commitment, and service to our customers. By offering opportunities for advancement and incentives that truly reward employees for producing business and providing high levels of customer service, we will show sensitivity to the needs of outstanding employees and gratitude for their contributions to Fleet's success.

FINANCIAL TABLE OF CONTENTS                               FLEET FINANCIAL GROUP


FINANCIAL TABLE OF CONTENTS


         NINE   MANAGEMENT'S DISCUSSION AND ANALYSIS

  TWENTY-FOUR   MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

  TWENTY-FIVE   REPORT OF INDEPENDENT AUDITORS

                CONSOLIDATED FINANCIAL STATEMENTS
   TWENTY-SIX   Consolidated Statements of Income
 TWENTY-SEVEN   Consolidated Balance Sheets
 TWENTY-EIGHT   Consolidated Statements of Changes in
                  Stockholders' Equity
  TWENTY-NINE   Consolidated Statements of Cash Flows
       THIRTY   Notes to Consolidated Financial Statements

                SUPPLEMENTAL FINANCIAL INFORMATION
    FIFTY-ONE   Ten-Year Statistical Summary
    FIFTY-ONE   Quarterly Summarized Financial Information
    FIFTY-ONE   Common Stock Price and Dividend Information
    FIFTY-TWO   Consolidated Average Balances/Interest
                  Earned-Paid/Rates 1989-1993
   FIFTY-FOUR   Rate/Volume Analysis
   FIFTY-FOUR   Loan and Lease Maturity
   FIFTY-FOUR   Interest Sensitivity of Loans over One Year

MANAGEMENT'S DISCUSSION AND ANALYSIS                      FLEET FINANCIAL GROUP


OVERVIEW
   Fleet Financial Group (Fleet or, the corporation) reported net income for 1993 of $488 million, or $3.01 per share, a $208-million (74%) increase compared to 1992. Return on assets improved significantly to 1.06% as stronger earnings were achieved with a relatively level asset base. Return on common stockholders' equity also increased significantly to 16.07%. The improved results reflect increased net interest income due to favorable interest-rate spreads and reduced asset-quality costs as a result of a significant reduction in nonperforming assets (NPAs) and a lower level of net credit losses. The provision for credit losses decreased by $215 million, and other real estate owned (OREO) expense declined by $97 million.
   Included in the 1993 results are three significant items. First, the corporation recorded a $125-million restructuring charge relating to Fleet's efficiency-improvement program, Fleet Focus '94. The charge covers certain onetime expenses such as severance, project costs, and other direct expenses resulting from this program. Second, Fleet Mortgage Group (FMG) recognized a charge of $100 million during the second quarter related to mortgage servicing assets. Mortgage servicing assets consist of purchased mortgage servicing rights (PMSRs) and deferred excess service fees. High prepayment activity combined with projections of future prepayment activity significantly affected the value of FMG's mortgage servicing assets. More than offsetting these charges, the corporation recognized $282 million in gains from securities sold.
   Other significant items described in detail later include the settlement of certain lawsuits against Fleet Finance, the corporation's consumer finance subsidiary, two dividend increases to an annualized rate of $1.20, and the sale of 12.3 million shares of common stock generating $391 million in net proceeds.


NET INTEREST INCOME
- -----------------------------------------------------------
Year ended December 31
Dollars in millions
FTE basis                       1993       1992      1991
- -----------------------------------------------------------
Interest income                $3,212    $ 3,416    $3,329
Tax-equivalent adjustment          33         30        46
Interest expense                1,161      1,463     1,930
- ----------------------------------------------------------
Net interest income            $2,084    $ 1,983    $1,445
==========================================================


   Net interest income on a fully taxable equivalent (FTE) basis for the year ended December 31, 1993, increased by 5.1% compared to 1992, due primarily to an improvement in net interest margin, as earning-asset levels were relatively stable.

NET INTEREST MARGIN AND INTEREST-RATE SPREAD
- --------------------------------------------------------------------------------
December 31                                      1993                  1992
- --------------------------------------------------------------------------------
Taxable equivalent rates                    Average              Average
Dollars in millions                         Balance     Rate     Balance    Rate
- --------------------------------------------------------------------------------
Securities                                  $12,938     6.85%   $ 11,709    7.69%
Loans and leases                             26,144     8.46      26,615    8.94
Other                                         2,453     6.04       2,904    5.77
- --------------------------------------------------------------------------------
Total interest-earning assets                41,535     7.81      41,228    8.36
- --------------------------------------------------------------------------------
Interest-bearing
  liabilities                                34,862     3.33      34,431    4.25
- --------------------------------------------------------------------------------
Interest-rate spread                                    4.48                4.11
Interest-free sources
  of funds                                    6,673       -        6,797       -
- --------------------------------------------------------------------------------
Total sources of funds                      $41,535     2.79    $ 41,228    3.56
================================================================================
Net interest margin                                     5.02%               4.80%
================================================================================


   The net interest margin for 1993 increased 22 basis points (4.6%) compared to 1992, primarily due to the decrease in the cost of liabilities outpacing the decrease in the yield on assets. Decreases in consumer deposit rates, the roll-off of higher rate wholesale liabilities, and the retirement of high-coupon rate debt were major contributors to the decrease in the cost of liabilities.
   The yield on securities declined 84 basis points, due to sales and maturities of higher-yielding mortgage-backed securities (MBS) and long-term fixed-rate securities, replaced by the purchase of lower-yielding securities during 1993. Those sales reduced prepayment sensitivity and shortened the maturity of the portfolio. Proceeds from those sales were reinvested primarily in short-term U.S. Treasury securities and lower-coupon, adjustable-rate MBS that management believes were less susceptible to prepayment and interest-rate risk.

MANAGEMENT'S DISCUSSION AND ANALYSIS                      FLEET FINANCIAL GROUP


    The yield on loans declined 48 basis points due to a significant run-off of high-yielding loans, some of which were putable to the Federal Deposit Insurance Corp. (FDIC), and refinancing of loans at increasingly competitive rates. These items were partially offset by the benefit of a 38% decrease in nonperforming loans from December 31, 1992, to December 31, 1993, and the increased use of interest-rate swap agreements. (See the Interest-Rate Sensitivity section for more information.) The factors that contributed to the increase in net interest margin in 1993, particularly related to liabilities, including favorable interest-rate conditions, are unlikely to occur in 1994. Therefore, a similar increase in the net interest margin for 1994 is also unlikely.

NONINTEREST INCOME
- --------------------------------------------------------------------
Year ended December 31
Dollars in millions                     1993       1992        1991
- -------------------------------------------------------------------
  Net loan servicing revenue          $   231    $    234    $   226
  Mortgage production revenue             158         114         42
  Gains on sales of mortgage
    servicing                              25          16         37
- --------------------------------------------------------------------
Total mortgage banking                    414         364        305
Investment services revenue               174         160        119
Service charges on deposits               173         162        116
Other service charges, fees,
  and commissions                         105          94         84
Student loan servicing fees                51          61         65
Merchant discount fees                     31          24         13
Brokerage fees and commissions             20          18         16
Insurance                                  19          21         18
Gain on sale/securitization
  of bank loans                            14          12          -
Other                                     154         103         82
- --------------------------------------------------------------------
    Total operating noninterest
      income                            1,155       1,019        818
- --------------------------------------------------------------------
Securities available for sale gains       282         207         81
Investment securities gains                 -           -         92
- --------------------------------------------------------------------
    Total securities gains                282         207        173
- --------------------------------------------------------------------
Trading income:
  Securities                               20          20         16
  Foreign exchange/interest-
    rate products                           8           1         26
- --------------------------------------------------------------------
    Total trading income                   28          21         42
- --------------------------------------------------------------------
Gain on partial sale of FMG                 -         121          -
Gain on sale of finance receivables         -           -         49
- --------------------------------------------------------------------
Total noninterest income              $ 1,465    $  1,368    $ 1,082
====================================================================



    Operating noninterest income (as defined above) for 1993 increased 13.3% compared to 1992.
    Net loan servicing revenue, which has been adversely affected by prepayments in the mortgage servicing portfolio, decreased slightly from $234 million in 1992 to $231 million in 1993. This decrease was primarily due to the increased amortization expense of deferred excess service fees. The corporation's mortgage servicing portfolio totaled $69.9 billion at December 31, 1993, compared to $63.0 billion a year earlier, an increase of 11%.
    The corporation's servicing portfolio is subject to reduction by normal amortization, by sales of servicing rights, by prepayment, or by foreclosure of outstanding loans. The value of the corporation's loan servicing portfolio may be adversely affected if mortgage interest rates decline and loan prepayments increase. The value is also adversely affected by unanticipated rates of default. Conversely, as mortgage interest rates increase or as rates of default decrease, the value of the corporation's loan servicing portfolio may be positively affected. The weighted-average interest rate on the underlying mortgage loans being serviced by the corporation as of December 31, 1993, was 8.26%. The corporation's PMSRs are subject to a great degree of volatility in the event of unanticipated prepayments or defaults. Prepayments in excess of those anticipated at the time PMSRs were recorded result in decreased future net servicing income. Such decreases in future net servicing income would result in accelerated amortization and/or impairment of PMSRs. The corporation's net earnings, future net earnings, and liquidity are adversely affected by unanticipated prepayments of the mortgage loans underlying its PMSRs.
    Mortgage production revenue increased 39% during 1993 as a result of an increase in net marketing gains, due primarily to a declining interest-rate environment as well as increased sales of mortgage loans in 1993. FMG produced $22.9 billion in residential mortgage loans in 1993, compared to $19.6 billion in 1992, an increase of 17%. Marketing results are generally more favorable when interest rates decline. If interest rates remain stable or increase in future periods, marketing gains would probably decrease.

MANAGEMENT'S DISCUSSION AND ANALYSIS                      FLEET FINANCIAL GROUP

     Gains on sales of mortgage servicing were $25 million, versus $16 million in 1992, as FMG sold mortgage servicing rights related to $2.3 billion of mortgage loans in bulk transactions during 1993. FMG's decision to sell mortgage servicing rights is based upon a variety of factors, including the available markets and current market prices for such servicing rights and the working capital requirements of FMG. Sales of mortgage servicing rights reduce future servicing revenue. The likelihood or profitability of any such sales in the future cannot be predicted.
     Investment services revenue increased $14 million (9%) from 1992 to 1993 due to an increase in the fee structure. Student loan servicing fees decreased from 1992 primarily due to the closing of AFSA Data's student loan servicing center in Costa Mesa, California, during the second quarter of 1992. This center had been temporarily established to service student loans for another financial institution, a task that is now complete. AFSA's profitability, however, was not adversely affected because cost reductions related to the closing of the servicing center were also achieved.
     Other noninterest income increased by $51 million from 1992 to 1993 due primarily to the recognition of $17 million of unrealized appreciation of venture capital investments by Fleet Equity Partners and a $3-million increase in administrative fees received from the FDIC for managing troubled assets on its behalf.
     Fleet has agreed to liquidate, collect, and manage the Bank of New
England (BNE) asset pool and the Maine Savings Bank (MSB) special asset pool for the FDIC for a five-year period expiring in July 1996. (See the section on Federal Financial Assistance under Loans and Leases for additional information.) Fleet receives reimbursement for all allowable direct costs, a general overhead payment, and an incentive fee. Such amounts are reflected in noninterest income, net of expenses, in the statements of income and amounted to $31 million and $12 million for the years ended December 31, 1993 and 1992, respectively.
     The corporation recognized $282 million in gains on the sale of securities in 1993 compared to $207 million in 1992. The increase in the securities gains was primarily due to the sale of approximately $6.5 billion of MBS, fixed-rate U.S. Treasury notes, and equity securities in 1993.

NONINTEREST EXPENSE
- ----------------------------------------------------------------
Year ended December 31
Dollars in millions                 1993       1992        1991
- ----------------------------------------------------------------
Employee compensation and
  benefits                        $ 1,018    $    958    $   747
Acquired servicing rights
  amortization                        240         107         99
Occupancy                             174         165        134
Equipment                             130         118        100
Legal and other professional           86          81         60
FDIC assessment                        76          75         64
OREO expense                           57         154        105
Core deposit and goodwill
  amortization                         54          45         33
Marketing                              53          51         36
Printing and mailing                   42          39         35
Telephone                              40          38         32
Credit card                            38          22         20
Office supplies                        33          34         27
Travel and entertainment               28          26         18
Restructuring charge                  125           -          -
Other                                 230         405        309
- ----------------------------------------------------------------
Total noninterest expense         $ 2,424    $  2,318    $ 1,819
================================================================

     The $106-million increase in total noninterest expense from 1992 to 1993 was primarily due to the charge relating to the impairment of the carrying value of mortgage servicing assets as demonstrated by the increase in acquired servicing rights amortization from 1992 to 1993 and the $125-million restructuring charge recognized in 1993, offset by a $97-million decrease in OREO expense from 1992 to 1993.
     The 6.3% increase in employee compensation and benefits from year to year is due primarily to an increase in compensation at FMG resulting from record levels of production activity, the impact of the December 1992 acquisitions of Eastland and Heritage banks, normal merit increases, and increased benefits costs.
     During the second quarter, FMG recognized a charge of $100 million related to mortgage servicing assets. High prepayment activity combined with projections of future prepayment activity significantly affected the value of FMG's mortgage servicing assets. If the corporation continues to experience high levels of prepayments, acceleration of amortization or impairment charges to PMSRs may be required in the future.
     The corporation, including FMG, continuously analyzes its mortgage servicing portfolio to determine

MANAGEMENT'S DISCUSSION AND ANALYSIS                      FLEET FINANCIAL GROUP


if adjustments should be made to its amortization schedules or the carrying values of its mortgage servicing assets due to changes in interest rates, historic prepayment rates, expected prepayment rates, and other economic factors. The corporation will continue to evaluate the use of various financial instruments in an effort to offset the impact of future impairment adjustments; however, future impairment of PMSRs and losses from financial instruments could occur in the same period. If the corporation's prepayments continue at high levels similar to those experienced in 1993, further impairment would probably occur.
     The $97-million (63%) decrease in OREO expense was primarily the result of a $105-million (44%) decrease in foreclosed property and repossessed equipment from $241 million at December 31, 1992, to $136 million at December 31, 1993, as well as stabilization and, in some instances, recovery of the value of such properties. (See the Nonperforming Assets section for additional information.)
     The corporation recorded a restructuring charge of $125 million relating to Fleet Focus '94 during the third quarter of 1993. This covers certain onetime expenses such as severance costs and occupancy costs, project costs, consulting fees, and other direct expenses resulting from this program. Occupancy costs reflect the writedown of premises and equipment relating to expected abandonment of facilities due to the expected reduction of employees. The most significant portion of expense reductions will consist of savings of employee compensation and benefits due to a reduction in employees. The corporation does not anticipate a decrease in net revenues as a result of the program. The majority of cash outlays associated with this program are expected to be made during 1994 and are not expected to have an impact on the corporation's liquidity. The charge includes only identified direct and incremental costs associated with Fleet Focus '94; however, an additional restructuring charge could be incurred to the extent that the ultimate savings and costs to achieve them are greater than currently anticipated.
     Fleet Focus '94 is intended to enhance the corporation's competitive position through a comprehensive review of all its Northeast banking activities and operations. The program consists of an intensive project phase followed by implementation of recommended actions. The review is designed to build a more efficient organization with enhanced customer service and focus. The corporation's goal is to improve the existing efficiency ratio through revenue enhancement and spending cuts in virtually all areas of its Northeast banking operations from the current 66% to below 60% by year-end 1994.


EARNINGS BY SUBSIDIARY
- ---------------------------------------------------------------
Year ended December 31
Dollars in millions                  1993      1992       1991
- ---------------------------------------------------------------
BANKING GROUP
Connecticut                         $135      $   68     $ (23)
Upstate New York                     132          84       119
Massachusetts                        124          84        17
Rhode Island                          77         (31)      (43)
Maine                                 34          23       (11)
Long Island                           26         (27)      (49)
New Hampshire                         21           5       (11)
- --------------------------------------------------------------
  Total Banking Group                549         206        (1)
- --------------------------------------------------------------
FINANCIAL SERVICES GROUP
Fleet Mortgage Group (FMG)            25(a)      100(a)     77
Fleet Equity Partners                 13           4         -
Fleet Credit                          11           1        21
Fleet Factors(b)                       9           4        10
Fleet Securities                       6           6         4
Fleet Brokerage                        4           3         1
AFSA Data                              3          (4)       (2)
Fleet Finance                        (29)         (8)       51
- --------------------------------------------------------------
  Total Financial Services Group      42         106       162
- --------------------------------------------------------------
PARENT                              (103)        (32)      (63)
- --------------------------------------------------------------
Total                               $488      $  280     $  98
==============================================================

(a)Net of minority interest of $6 million and $9 million for the years ended December 31, 1993 and 1992, respectively.
(b)Fleet sold Fleet Factors Corp. to GFC Financial Corp. in the first quarter of 1994.

     The Banking Group's earnings increased $343 million, or 166%, for the year ended December 31, 1993, compared to the prior year. The positive results were attributable to (after-tax) improved net interest margins; an increase in securities gains of $19 million; a decrease in OREO expenses of $53 million; and a $123-million decrease in the provision for credit losses. These credit-quality cost decreases were the result of a significant overall improvement in asset quality due, in part, to the fourth quarter 1992 bulk sale of problem assets.
     The Financial Services Group's earnings decreased $64 million due primarily to a $75-million decrease at FMG and a $21-million decrease at Fleet Finance, offset by increases at Fleet Equity

MANAGEMENT'S DISCUSSION AND ANALYSIS                      FLEET FINANCIAL GROUP


Partners and Fleet Credit. Total assets and revenue of the Financial Services Group were $7.6 billion and $1.1 billion, respectively, at December 31, 1993.
     FMG contributed income of $25 million in 1993, compared to $100 million in 1992. Earnings for the 1993 period were adversely affected by a high level of mortgage loan prepayments, which resulted in a high level of amortization of mortgage servicing assets. (See the Noninterest Income and Noninterest Expense sections for more information on mortgage banking revenue and mortgage servicing assets amortization.)
     Fleet Equity Partners recognized $10 million (after-tax) of unrealized appreciation in two venture capital investments in 1993. As an investment company, Fleet Equity Partners's investments are carried at fair value. Accordingly, subsequent appreciation or depreciation in value is dependent upon market conditions.
     Fleet Finance's 1993 loss of $29 million was primarily related to the settlement of potential litigation with the Georgia Attorney General and Governor's Office of Consumer Affairs and a settlement in principle with plaintiffs in a class-action lawsuit, as well as related asset-quality deterioration. The 1992 results for Fleet Finance include a $15-million (after-tax) charge related to its 10-point program to assist certain customers. A small increase in NPAs was the result of a continuing deterioration of its home equity loan portfolio, partially offset by the reduction in nonperforming commercial real estate loans. The provision for credit losses (after-tax) increased to $45 million in 1993 from $30 million in 1992, while expenses related to OREO (after-tax) decreased to $8 million in 1993 from $13 million in 1992.
     Fleet Credit reported net income of $11 million in 1993 compared to $1 million for 1992. The improvement in earnings was primarily attributable to an improvement in asset quality and the loss on the sale of a subsidiary in 1992 of $4 million.
     Fleet Factors's income for 1993 totaled $9 million, compared to $4 million for 1992, primarily due to an increase in volume and improved asset quality. Fleet announced in the fourth quarter of 1993 that it planned to sell Fleet Factors to GFC Financial Corp. of Phoenix, Arizona, in an all-cash transaction, which was completed in the first quarter of 1994. Fleet Factors had total assets of approximately $350 million at December 31, 1993.
     AFSA's 1993 net income improved $7 million versus 1992, primarily due to operational charges incurred in 1992 to reflect increased rejections of claims against guarantors of the student loans serviced by AFSA.
     The parent's increased loss is due to the aforementioned restructuring charge and the 1992 gain on partial sale of FMG, offset in part by a $29-million (after-tax) gain in 1993 on the sales of securities available for sale.

LOANS AND LEASES

December 31
Dollars in millions                                           1993                    1992
- -------------------------------------------------------------------------------------------
Loans and leases:
    Commercial and industrial                               $11,104                 $11,149
    Consumer                                                  7,531                   7,116
    Commercial real estate:(a)
       Construction                                             477                   1,062
       Interim/permanent                                      3,917                   3,798
- -------------------------------------------------------------------------------------------
         Total commercial real estate                         4,394                   4,860
- -------------------------------------------------------------------------------------------
    Residential real estate                                   2,052                   2,154
    Lease financing                                           1,034                   1,092
    Other                                                       195                     276
- -------------------------------------------------------------------------------------------
Total                                                       $26,310                 $26,647
===========================================================================================

(a) During 1993, the corporation adopted a revised definition for classification of commercial real estate loans as either interim/permanent or construction and, accordingly, approximately $600 million of loans were reclassified from the construction category to interim/permanent.

     Loan and lease portfolios inherently include credit risk. Fleet attempts to control such risk through review processes that include careful analyses of credit applications, portfolio diversification, and ongoing examination of outstandings and delinquencies. Fleet strives to identify potential classified assets early, to take charge-offs promptly based on realistic assessments of probable losses, and to maintain strong loss reserves. The corporation's portfolio is well-diversified by borrower, industry, product, and geographic area, thereby reducing risk.
     Total loans and leases were $26.3 billion at December 31, 1993, compared to $26.6 billion at December 31, 1992, as modest increases in the commercial and industrial and consumer loan portfolios during the latter portion of 1993 were offset, in part, by the reduction ($1.4 billion) of putable/loss share loans included in commercial and industrial, and commercial real estate loans.

MANAGEMENT'S DISCUSSION AND ANALYSIS                      FLEET FINANCIAL GROUP


COMMERCIAL AND INDUSTRIAL

December 31
Dollars in millions                                           1993
- -------------------------------------------------------------------
Commercial loans secured by real estate(a)                  $ 1,076
Business services                                             1,050
Precious metals/jewelry                                         916
Health-care                                                     827
Communications                                                  825
Food/produce                                                    779
Apparel and textiles                                            656
Bank and insurance                                              529
Transportation                                                  520
Utilities/energy                                                447
Tourism and entertainment                                       429
Other                                                         3,050
- -------------------------------------------------------------------
Total                                                       $11,104
===================================================================

(a) Commercial loans secured by real estate represent loans made to commercial borrowers to acquire land and buildings, but the primary source of repayment is the cash flow generated by the operations of the borrower's business.


    Commercial and industrial lending consists primarily of middle-market corporate customers and is well-diversified as to industry and companies within each industry, thereby mitigating risk. Approximately two-thirds of the portfolio is in the New England banks and one-third in the New York banks, with approximately 14% of portfolio loans subject to federal financial assistance, as compared to 22% in 1992. The decrease was due primarily to the run-off of the putable/loss share loans.

COMMERCIAL REAL ESTATE--PRODUCT DIVERSIFICATION

December 31
Dollars in millions                                           1993                    1992
- -------------------------------------------------------------------------------------------
Office                                                      $ 1,019                 $ 1,126
Apartments                                                      877                     779
Retail                                                          865                     949
Industrial                                                      380                     448
Hotel                                                           240                     274
Land                                                            169                     200
Residential                                                     151                      81
Condominiums                                                     70                      71
Research and development                                         31                      48
Other                                                           592                     884
- -------------------------------------------------------------------------------------------
Total                                                       $ 4,394                 $ 4,860
===========================================================================================

    Fleet's commercial real estate portfolio decreased by $466 million in 1993 due in part to a $473-million decrease in loans putable to the FDIC and a $111-million decrease in loss share loans. The putable loans were acquired as part of the 1991 federally assisted BNE acquisition while the loss share loans were acquired as part of the federally assisted acquisitions of Eastland and Heritage banks in December 1992.
    In 1993, the corporation entered several new lines of business, including national lending, public project finance, real estate investment trusts, and portfolio finance. These areas are expected to be a source of growth in 1994. Fleet continues to look into new opportunities to help rebalance the portfolio and provide growth and diversity in order to improve the overall credit quality of the commercial real estate portfolio.

CONSUMER AND RESIDENTIAL REAL ESTATE

December 31
Dollars in millions                                           1993                    1992
- -------------------------------------------------------------------------------------------
Home equity                                                 $ 4,100                 $ 3,983
Residential real estate                                       2,052                   2,154
Installment                                                   1,310                   1,507
Credit card                                                   1,060                     579
Student loans                                                   938                     916
Other                                                           123                     131
- -------------------------------------------------------------------------------------------
Total                                                       $ 9,583                 $ 9,270
===========================================================================================

    Approximately 64% of the consumer and residential real estate portfolio represented loans secured by residential real estate, including second mortgage and home equity loans and lines of credit. The corporation's subsidiaries originated approximately $1.7 billion of home equity loans and lines of credit during 1993; however, the home equity portfolio increased by only 3% due to refinancings and prepayments.
    Outstanding residential real estate loans secured by one- to four-family residences were $2.1 billion at December 31, 1993, compared to $2.2 billion at December 31, 1992. The decrease is primarily the result of increased prepayments resulting from falling interest rates. The risks associated with this type of lending are generally lower

MANAGEMENT'S DISCUSSION AND ANALYSIS                      FLEET FINANCIAL GROUP


than other types because the loans are secured by residential properties, whose values have traditionally been more stable and have experienced lower default rates than commercial real estate. Except for selected programs and loans held in the portfolio for asset/liability management purposes, residential mortgage loans in the corporation's banking franchise area are originated by FMG and are sold in the secondary market.
    Installment loans decreased 13% from $1.5 billion at December 31, 1992, to $1.3 billion at December 31, 1993, as the corporation has made a strategic decision to exit the indirect installment loan market.
    Credit card outstandings doubled over the past two years to $1.1 billion at December 31, 1993. The increase was due to new originations, special promotions, and a change in rate structure to a rate that floats based on the prime rate. Student loans increased slightly to $938 million, even though the corporation recognized $11 million of gains on the sale of $100 million of student loans in 1993.
    The corporation manages the risk associated with most types of consumer loans through the utilization of uniform credit standards when extending credit together with enhanced computer systems that streamline the process of monitoring delinquencies and assisting in customer contact.

LEASE FINANCING. The corporation provides equipment lease financing for mid- to large-sized equipment through a nationwide network of sales offices. Total lease financings declined slightly during the year. During 1992, lease financings decreased as the corporation sold its small-ticket leasing subsidiary based on a decision to exit this segment of the market.

FEDERAL FINANCIAL ASSISTANCE. Over the past three years, Fleet has completed several acquisitions involving federal financial assistance. The most significant were the 1991 acquisitions of BNE and MSB, and the 1992 acquisitions of Heritage and Eastland banks. For all of these acquisitions the FDIC provided substantial loss protection related to specific loans.
    Until July 1994, specified BNE loans ($2.8 billion at December 31, 1993), comprised principally of commercial and commercial real estate loans, are putable to the FDIC subject to certain conditions and discounts if such loans become classified prior to that date. Fleet currently anticipates retaining the majority of putable loans, which will result in additional risk weighting of these loans when calculating regulatory capital ratios. The reclassification of the putable loans will increase risk-adjusted assets by approximately $1.6 billion (assuming all loans are outstanding at July 14, 1994) and could have caused a decrease at December 31, 1993, in the corporation's Tier 1 risk-based capital ratio and total risk-based capital ratio of approximately 64 and 88 basis points, respectively. (See the Capital section for additional information.)
    Prior to February 1, 1993, specified MSB loans that became classified were eligible to be put to a special asset pool (MSB special asset pool). The MSB special asset pool ($195 million at December 31, 1993) will be acquired by the FDIC on February 1, 1996, for cash. Fleet receives reimbursement for interest carrying costs on the MSB special asset pool ($8.9 million and $15.0 million for the years ended December 31, 1993 and 1992, respectively). Also, an additional $4.3 million of incentive income was earned on the special asset pool in 1993.
    Certain of the Heritage and Eastland banks' loans totaling $514 million at December 31, 1993, comprised principally of commercial and commercial real estate loans, are subject to FDIC loss sharing agreements, whereby the FDIC generally reimburses Fleet for 80% of net charge-offs for periods ranging from three to five years from the date of acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS                      FLEET FINANCIAL GROUP


NONPERFORMING ASSETS

ACTIVITY IN NONPERFORMING ASSETS

Year ended December 31
Dollars in millions                                           1993                    1992
- -------------------------------------------------------------------------------------------
Balance at beginning of year                                $   990                 $ 1,609
Additions                                                       633                   1,217
Reductions:
    Bulk sale                                                    --                    (402)
    Payments/interest applied                                  (397)                   (514)
    Returned to accrual                                        (140)                   (186)
    Charge-offs/writedowns                                     (312)                   (517)
    Sales/other                                                (173)                   (217)
- -------------------------------------------------------------------------------------------
       Total reductions                                      (1,022)                 (1,836)
- -------------------------------------------------------------------------------------------
Balance at end of year                                      $   601                 $   990
===========================================================================================

    NPAs decreased $389 million, or 39%, from December 31, 1992. NPAs at December 31, 1993, as a percentage of total loans, leases, OREO, and insubstance foreclosures (ISFs), and as a percentage of total assets, were 2.27% and 1.25%, respectively. Fleet's nonperforming loans and leases decreased $284 million and OREO and ISFs were reduced $105 million from December 31, 1992.
    During 1993, nonperforming asset additions were $633 million, a significant improvement over 1992. Reductions in NPAs during the year were primarily attributable to payments, loan charge-offs, and sales.

NONPERFORMING ASSETS(a)

                                       Commercial          Commercial
                                           and                Real
Dollars in millions                    Insustrial            Estate             Consumer          Total
- -------------------------------------------------------------------------------------------------------
Nonperforming loans
    and leases:
    Current or less than
       90 days past due                    $111              $  31               $   5              $147
    Noncurrent                              108                 50                 160               318
OREO/ISFs                                    12                 78                  46               136
- --------------------------------------------------------------------------------------------------------
Total NPAs at
    December 31, 1993                      $231              $ 159               $ 211              $601
========================================================================================================
Total NPAs at
    December 31, 1992                      $428              $ 393               $ 169              $990
========================================================================================================

(a) Throughout this document, NPAs and related ratios do not include loans greater than 90 days past due and still accruing interest ($77 million and $118 million at December 31, 1993 and 1992, respectively), or assets subject to federal financial assistance ($118 million and $163 million at December 31, 1993 and 1992, respectively)

    Consumer NPAs increased primarily due to a $22-million increase at Fleet Finance, caused principally by increased delinquencies. Management believes that part of the increase was a result of increased litigation and media attention, whereby borrowers may have been encouraged to discontinue making payments. A majority of these matters have now been resolved. (See Note 16 to the Consolidated Financial Statements for further information.) Commercial NPAs decreased from December 31, 1992, due to reduced inflow, workout measures, and improving economic conditions.
    At December 31, 1993 and 1992, loans in the 90 days past due and still accruing interest category amounted to $77 million and $118 million, respectively, which included approximately $62 million and $80 million, respectively, of consumer loans. Although these amounts are not included in NPAs, management reviews loans in this category when considering risk elements to determine the adequacy of Fleet's credit loss reserve.

MANAGEMENT'S DISCUSSION AND ANALYSIS                      FLEET FINANCIAL GROUP


RESERVE FOR CREDIT LOSSES

December 31                             1993                          1992                        1991
- -------------------------------------------------------------------------------------------------------------------
                                              Percent of                  Percent of                  Percent of
                                             Loan Type to                Loan Type to                Loan Type to
Dollars in millions              Amount       Total Loans      Amount     Total Loans      Amount    Total Loans
- -------------------------------------------------------------------------------------------------------------------
Commercial and industrial       $  299            42.2%        $  387         41.1%        $   321        38.0%
Consumer                           180            28.7            199         26.6             150        25.8
Commercial real estate:
  Construction(a)                    7             1.8             39          3.9               -         4.7
  Interim/permanent                135            14.9            209         14.0             256        14.8
- -------------------------------------------------------------------------------------------------------------------
    Total commercial
      real estate                  142            16.7            248         17.9             256        19.5
- -------------------------------------------------------------------------------------------------------------------
Residential real estate             27             7.8             38          8.5              61         8.8
Lease financing                     36             3.9             31          4.9              33         6.6
Other                                -             0.7              -          1.0               -         1.3
Unallocated                        316                            126                          200
- -------------------------------------------------------------------------------------------------------------------
Total                           $1,000           100.0%        $1,029        100.0%        $ 1,021       100.0%
===================================================================================================================

December 31                             1990                                     1989
- ----------------------------------------------------------------------------------------------------
                                                Percent of                             Percent of
                                                Loan Type to                           Loan Type to
Dollars in millions             Amount          Total Loans              Amount        Total Loans
- ----------------------------------------------------------------------------------------------------
Commercial and industrial        $223            38.1%                  $120            37.5%
Consumer                           95            26.7                     74            28.2
Commercial real estate:
  Construction(a)                   -             8.2                     --            11.3
  Interim/permanent               168             9.7                     85             5.7
- ----------------------------------------------------------------------------------------------------
    Total commercial
      real estate                 168            17.9                     85            17.0
- ----------------------------------------------------------------------------------------------------
Residential real estate            57             7.6                     20             7.1
Lease financing                    26             9.7                     27            10.2
Other                               -                                     --
Unallocated                       131                                     15
- ----------------------------------------------------------------------------------------------------
Total                            $700           100.0%                  $341           100.0%
====================================================================================================

(a) Prior to 1992, the allocated commercial real estate reserve included construction loan reserves.

    Reserve for credit losses represents amounts available for future credit losses and reflects management's ongoing detailed review of certain individual loans and leases, supplemented by analysis of historic net charge-off experience of the portfolio and an evaluation of current and anticipated economic conditions and other pertinent factors. Based on these analyses, the corporation believes that its year-end reserve is adequate.
    Loans and leases (or portions thereof) deemed uncollectable are charged against the reserve, while recoveries of amounts previously charged off are added to the reserve. Loss provisions charged to earnings are added to the reserve. Amounts are charged off once the probability of loss has been established with consideration given to factors such as the customer's financial condition, underlying collateral and guarantees, and general and industry economic conditions. During 1993, the corporation refined its consumer loan reserve methodology, which resulted in a lower allocated reserve partially offset by an increase in the unallocated reserve.
    Fleet's reserve for credit losses decreased $29 million from December 31, 1992, to December 31, 1993, as loans and leases charged off during the year exceeded the amount of the provision and recoveries recognized during the year. The corporation's ratios of reserve for credit losses to NPAs and reserve for credit losses to nonperforming loans and leases have steadily increased due to the decline in nonperforming loans and leases against a relatively flat reserve position. The decrease in the provision for credit losses reflected the reduction in charge-offs and NPAs as well as a general improvement in economic conditions. Net charge-offs decreased $255 million in 1993, compared to 1992, because charge-offs in 1992 included $129 million related to the bulk sale of problem loans. The ratio of net charge-offs to average loans and leases decreased to 1.11% at December 31, 1993, from 2.05% at December 31, 1992.

MANAGEMENT'S DISCUSSION AND ANALYSIS                      FLEET FINANCIAL GROUP


RESERVE FOR CREDIT LOSS ACTIVITY

Year ended December 31
Dollars in millions                    1993                  1992                 1991             1990           1989
- ----------------------------------------------------------------------------------------------------------------------
Balance at beginning
    of year                          $ 1,029                $1,021              $  700             $341           $315
Gross charge-offs:
    Commercial and
       industrial                        148                   226                 139              131             64
    Consumer                             103                    92                  83               75             61
    Commercial
       real estate(a)                    103                   231                 181              208             31
    Residential
       real estate                         4                    35                  11                3              -
    Lease financing                       21                    34                  26               31             16
- ----------------------------------------------------------------------------------------------------------------------
       Total charge-offs,
         gross                           379                   618                 440              448            172
- ----------------------------------------------------------------------------------------------------------------------
Recoveries:
    Commercial
       and industrial                     29                    27                  11               12              6
    Consumer                              29                    22                  20               21             17
    Commercial
       real estate                        22                    19                   8                8              1
    Residential
        real estate                        -                     2                   1                -              -
    Lease financing                        9                     3                   3                3              1
- ----------------------------------------------------------------------------------------------------------------------
       Total recoveries                   89                    73                  43               44             25
- ----------------------------------------------------------------------------------------------------------------------
Net charge-offs                          290                   545                 397              404            147
Provision                                271                   486                 509              762            160
Acquired/other                           (10)                   67                 209                1             13
- ----------------------------------------------------------------------------------------------------------------------
Balance at end of year               $ 1,000                $1,029              $1,021             $700           $341
======================================================================================================================
Ratio of net charge-
    offs to average
    loans and leases                    1.11%                 2.05%               1.65%            1.92%          0.72%
- ----------------------------------------------------------------------------------------------------------------------
Ratio of reserve for credit
    losses to year-end
    loans and leases                    3.80%                 3.86%               3.81%            3.42%          1.58%
- ----------------------------------------------------------------------------------------------------------------------
Ratio of reserve for
    credit losses to
    year-end NPAs                        166%                  104%                 63%              51%            86%
- ----------------------------------------------------------------------------------------------------------------------
Ratio of reserve for
    credit losses to year-
    end nonperforming
    loans and leases                     215%                  137%                 97%              71%           108%
=======================================================================================================================

(a)Included in 1993 and 1992 commercial real estate charge-offs are $17 million and $65 million, respectively, of construction related charge-offs.

DEPOSITS

December 31
Dollars in millions                                           1993                    1992
- -------------------------------------------------------------------------------------------
Demand                                                      $ 6,473                 $ 6,483
Regular savings, NOW, money market                           16,437                  15,783
Time                                                          8,175                  10,469
- -------------------------------------------------------------------------------------------
Total deposits                                              $31,085                 $32,735
===========================================================================================


         Total deposits decreased 5% to $31.1 billion at December 31, 1993, from $32.7 billion at December 31, 1992. The decrease in time deposits was primarily the result of a $1-billion decrease in relatively high-rate wholesale deposits, which had been built up in 1989 and 1990 to increase liquidity. However, other time deposits, such as individual retirement accounts (IRAs) and retail certificates of deposit (CDs), have remained level from December 31, 1992, through December 31, 1993. As a result of these items and the declining rate environment, the average yield on time deposits decreased from 5.37% in 1992 to 4.37% in 1993. Demand and savings deposits also remained relatively stable from year to year; these deposits are stable sources of funds that are less sensitive to interest-rate volatility.
         Time certificates of deposit and other time deposits issued by domestic offices in amounts of $100,000 or more as of December 31, 1993, will mature as follows.



MATURITY OF TIME DEPOSITS

December 31, 1993                                         Certificates             All Other
Remaining maturity                                             of                    Time
Dollars in millions                                         Deposit                 Deposits
- --------------------------------------------------------------------------------------------
3 months or less                                            $   558                 $    31
3 to 6 months                                                   180                      38
6 to 12 months                                                  316                      16
Over 12 months                                                  650                      44
- -------------------------------------------------------------------------------------------
Total                                                       $ 1,704                 $   129
===========================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS                     FLEET FINANCIAL GROUP


CAPITAL
- -------------------------------------------------------------------------------------
December 31
Dollars in millions                                          1993             1992
- -------------------------------------------------------------------------------------
Risk-adjusted assets                                        $29,713           $29,232
Tier 1 risk-based capital (4% minimum)                         11.8%             10.4%
Total risk-based capital (8% minimum)                          16.6              15.4
Leverage ratio                                                  7.5               6.7
Common equity-to-assets                                        6.55              5.13
Total equity-to-assets                                         7.59              6.41
Tangible total equity-to-assets                                5.75              4.46
Capital in excess of minimum requirements:
  Tier 1 risk-based                                         $ 2,306           $ 1,882
  Total risk-based                                            2,562             2,157
  Leverage                                                    1,626             1,693
=====================================================================================

    A financial institution's capital serves to support growth and provide protection against loss to depositors and creditors. Equity capital represents the stockholders' investment in the corporation. Management strives to maintain an optimal level of capital on which an attractive return to the stockholders will be realized over both the short and long term, while serving depositors' and creditors' needs.
    Banks and bank holding companies must also observe the minimum requirements enforced by the federal and, if applicable, state banking regulators. Regulatory capital is defined in terms of Tier 1 and Tier 2 capital (together, total capital). Tier 1 capital consists of stockholders' equity (both common and perpetual preferred stock) and minority interest, net of goodwill, and certain intangible assets. Tier 2 capital consists of a limited amount of loss reserves, subordinated debt (weighted relative to years to maturity), and limited life preferred stock.
    Regulatory capital requirements are set forth in terms of (1) the leverage ratio (Tier 1/quarterly average assets); (2) risk-based Tier 1 capital (Tier 1/risk-weighted on- and off-balance-sheet risk); and (3) risk-based total capital (total capital/risk-weighted on- and off-balance-sheet risk). The minimum requirements for each of these ratios is 4%, 4%, and 8%, respectively. In addition, under the FDIC Improvement Act (FDICIA), banks are categorized according to their capital levels into one of five categories ranging from "well-capitalized" to "critically undercapitalized." Each category serves to determine a bank's deposit insurance premium (together with regulatory evaluations) as well as any mandated restrictive regulatory actions. (As of December 31, 1993, all of the Fleet affiliate banks were categorized as "well-capitalized," which requires minimum leverage, Tier 1, and total capital ratios of 5%, 6%, and 10%, respectively.)
    In managing capital, the corporation develops a three-year capital plan annually, which is updated and reviewed by the Board of Directors throughout the year.
    The increase in the corporation's regulatory ratios during 1993 was due to the accumulation of retained earnings, the issuance of 12.3 million shares of common stock with Fleet receiving net proceeds of $391 million, partially offset by the corporation's repurchase of approximately 50% of the outstanding shares of its Series III and Series IV preferred stocks, and all of the outstanding amount of preferred stock issued to the FDIC in connection with the BNE acquisition. During 1993, the corporation also issued $150 million of 6.875% subordinated notes and redeemed $150 million of floating-rate subordinated capital notes due in 1996 and 1997.

LIQUIDITY
    Liquidity is the ability of the corporation to meet each maturing obligation or customer demand for funds. Liquidity is provided through issuing liabilities, selling assets, or allowing assets to mature. The corporation's Senior Asset/Liability Committee (Senior ALCO) is responsible for implementing the Board of Directors' policies and guidelines for the maintenance of prudent levels of liquidity. The Corporate Funds Committee is responsible for monitoring the performance of each of the banking subsidiaries and the parent company relative to the policies and guidelines established by the Senior ALCO and the Board of Directors.
    The primary sources of liquidity for the parent are interest and dividends from subsidiaries and access to the capital and money markets. During 1993 the parent received $331 million in interest and dividends from its subsidiaries and paid $312 million in

MANAGEMENT'S DISCUSSION AND ANALYSIS                     FLEET FINANCIAL GROUP


interest and dividends to third parties. Dividends from banking subsidiaries are limited by various regulatory requirements related to capital adequacy and earnings trends. The dividend payment capacity of Fleet-Massachusetts and Fleet-Connecticut is subject to agreements with the investment partnerships that provided capital for the acquisition of BNE. (See Note 10 to the Consolidated Financial Statements for further information.) Under applicable banking statutes, as of December 31, 1993, Fleet's banking subsidiaries could have paid $417 million of additional dividends, of which $125 and $95 million could have been paid by Fleet-Massachusetts and Fleet-Connecticut, respectively. Banking regulators have the authority to limit further the dividends paid by the corporation's banking subsidiaries.
    The corporation's subsidiaries rely on cash flow from operations, core deposits, borrowings, short-term high-quality liquid assets, and in the case of nonbanks, funds from the parent for liquidity. In conjunction with the initial public offering of FMG stock in 1992, FMG established a separate funding program. This included $1.75 billion of revolving lines of credit from a diversified group of banks ranging from major international banks to domestic regional banks, and a separate commercial paper and medium-term note (MTN) program. Many alternatives for short-term borrowings are available to the corporation's various subsidiaries, subject to a number of factors, including market pricing and characteristics, availability of collateral, and asset/liability matching.
    At December 31, 1993, Fleet, including FMG, had commercial paper outstanding of $1.3 billion, including $526 million placed directly by Fleet in its local markets, compared to $743 million and $454 million, respectively, at December 31, 1992. The corporation has backup lines of credit to ensure that funding is not interrupted if commercial paper is not available.
    At December 31, 1993, the corporation, including FMG, had $2.6 billion in confirmed lines of credit, of which $940 million was outstanding, compared to $2.8 billion of confirmed lines of credit and $995 million outstanding at December 31, 1992. The amounts outstanding under the lines of credit relate entirely to FMG at both December 31, 1993 and 1992.
    Through the issuance of subordinated debt, senior debt, and the sale of the corporation's common stock, the corporation raised $150 million, $150 million, and $391 million, respectively, in 1993, thereby strengthening its liquidity position. The corporation, including FMG, also has current shelf registrations on file with the Securities and Exchange Commission (SEC) that provide for the issuance of senior and subordinated debt securities and warrants to purchase debt securities. As of December 31, 1993, $1.1 billion of debt securities have been issued under this shelf registration statement, leaving $659 million in debt securities available for future issuance. Also, the corporation has a preferred stock shelf registration on file with the SEC that permits the issuance of $445 million in preferred stock, all of which remained available for issuance at December 31, 1993. The corporation has called for redemption its $1 par and $20 par adjustable-rate preferred stock on April 1, 1994. The redemption price of $50 for each share of $1 par or $20 par adjustable-rate preferred stock, or approximately $125 million in the aggregate, will be paid by the corporation from the cash flows generated from operations.
    As shown in the Consolidated Statement of Cash Flows, cash and cash equivalents decreased by $824 million during 1993. This decrease primarily reflected the use of $294 million for financing activities and $1.2 billion for investing activities, offset in part by $649 million provided by operating activities. Net cash used for financing activities was largely the result of decreases in customer deposits and repayment of long-term debt, partially offset by increases in short-term borrowings and the issuance of long-term debt. Net cash used for investing activities was mainly the result of the net increase in loans and leases of banking subsidiaries and net purchases of securities.

INTEREST-RATE SENSITIVITY
    The asset/liability management process at Fleet ensures that the risk to earnings from changes in interest rates is prudently managed. During the past two years, Fleet has placed an increasing emphasis on the interest-rate risk management process in recognition, first, of the economic conditions that have caused an

MANAGEMENT'S DISCUSSION AND ANALYSIS                     FLEET FINANCIAL GROUP


increase in securities and, second, of an intensified effort by regulatory agencies to develop interest-rate risk measurement guidelines under FDICIA.
    Asset/liability management uses four key measurements to monitor interest-rate risk: (1) the interest-rate sensitivity "gap" analysis, (2) a "rate shock" to measure earnings volatility due to an immediate increase or decrease in market interest rates of up to 200 basis points, (3) simulations of balance sheet and interest-rate scenarios under alternative conditions, and (4) the interest-rate risk reporting schedule, a methodology proposed jointly by the Federal Reserve Board, the Office of the Comptroller of the Currency (OCC), and the FDIC to evaluate the change in an institution's economic value given specific changes in interest rates.
    Internal parameters have been established as guidelines for monitoring these measurements, which are reported to both corporate and bank asset/liability committees as well as the boards of directors. These guidelines serve as benchmarks for determining actions to balance the current position against overall strategic goals.
    The following table represents the results of the interest-rate gap analysis. This measurement provides a static analysis of the repricing characteristics of the entire balance sheet. It is prepared by scheduling assets and liabilities into time bands based on their next opportunity to reprice. For a floating-rate instrument, this would be the next date on which its rate could be reset and for a fixed-rate instrument, it would be the next scheduled date on which a principal payment is expected. It may be necessary to apply further assumptions to refine this process. For instance, in order to recognize the potential for MBS to experience premature payments of principal, a prepayment assumption based on management's expectations is layered on top of the expected principal payments. Other categories that are scheduled using management assumptions include noncontractual deposits, such as interest-bearing checking, savings, and money market deposits. Management has estimated, based on historic analysis of Fleet and industry data, that money market and savings deposits are approximately 75% and 50% sensitive, respectively, to interest-rate changes. In order to provide a more accurate one-year gap position, 75% and 50% of these deposits are distributed in the 3 months or less category with the remainder in the after 5 years category. A similar analysis of demand deposits has indicated that the interest-sensitive component represents 20% of all balances. This portion is allocated evenly between the 3 months or less category and the 1 to 5 years category. The remaining 80% of demand deposits are considered noninterest sensitive, or core, and are placed in the after 5 years category. Once all assets and liabilities have been scheduled, a calculation is performed to determine the difference between assets repricing in less than one year and liabilities repricing in less than one year as a percent of total assets.

INTEREST-RATE GAP ANALYSIS
- -----------------------------------------------------------------------------------
                                            Cumulatively Repriced Within
- -----------------------------------------------------------------------------------
December 31, 1993
Dollars in millions,               3 Months      4 to 12      1 to 5        After 5
by repricing date                   or Less       Months       Years          Years
- -----------------------------------------------------------------------------------
Securities available
  for sale                        $     600     $  2,984    $  8,547     $      446
Investment securities                   121          306         788            331
Trading securities                       91            -           -              -
Loans and leases                     17,344        2,936       4,740          1,290
Mortgages held for resale             2,622            -           -              -
Foreclosed property and
  repossessed equipment                   -            -           -            136
Other assets                            294          597         393          3,357
- -----------------------------------------------------------------------------------
Total assets                         21,072        6,823      14,468          5,560
- -----------------------------------------------------------------------------------
Deposits:
  Demand                                647            -         646          5,180
  Savings                            11,070            -           -          5,367
  Time                                4,031        2,276       1,769             99
- -----------------------------------------------------------------------------------
    Total deposits                   15,748        2,276       2,415         10,646
- -----------------------------------------------------------------------------------
Short-term borrowings                 8,050           10          47              -
Long-term debt                        1,127          135         989          1,193
Other liabilities                        69          399           3          1,177
Stockholders' equity                    122            -           -          3,517
- -----------------------------------------------------------------------------------
Total liabilities and equity         25,116        2,820       3,454         16,533
- -----------------------------------------------------------------------------------
Net off-balance-
  sheet position                     (1,811)        (235)      3,073         (1,027)
Periodic gap                         (5,855)       3,768      14,087        (12,000)
Cumulative gap                       (5,855)      (2,087)     12,000              0
Cumulative gap as a
  percent of total assets             (12.2)%       (4.4)%      25.0%             0%
===================================================================================


    On a consolidated basis, Fleet Financial Group had $6.6 billion (notional amount) of interest-rate swaps with external counterparties at December 31, 1993. The use of interest-rate swaps for asset/liability management can have substantial

MANAGEMENT'S DISCUSSION AND ANALYSIS                     FLEET FINANCIAL GROUP


advantages compared to on-balance-sheet alternatives. These advantages include improved control of interest-rate risks and enhanced balance sheet liquidity. Fleet expects to continue its prudent use of this valuable tool.
    Fleet had $5 billion of interest-rate swaps to protect the corporation against asset sensitivity, a more rapid repricing of assets than liabilities. The majority of these swaps were executed to hedge a rapid downward repricing of floating-rate assets, primarily short-term prime-based loans, in an environment of declining interest rates. These swap transactions, in which Fleet receives a fixed rate and pays a floating rate, principally London interbank offered rate (LIBOR) based, were primarily executed during the past year. These swaps have maturities averaging 1.6 years. Within the next two years, $4.4 billion (87%) of these swaps are expected to mature. Of these, $2.6 billion have the potential to extend one additional year, while one five-year $200-million swap has the potential to extend an additional two years.
    The corporation also has $1 billion of interest-rate swaps at December 31, 1993, to protect the corporation against liability sensitivity, a more rapid repricing of liabilities than assets. These swap transactions, in which Fleet pays a fixed rate and receives a floating rate, principally LIBOR based, were mostly executed during the last half of 1993. These swaps tend to have longer final maturities, averaging 4.4 years. Nearly all of these swaps, including all executed in the last half of 1993, had an original maturity of at least four years. The maturities of these swaps are all fixed.
    For swaps used to manage interest-rate risk, net interest income is recognized as it accrues. In 1993, swaps generated $91 million of net interest income compared to $44 million in 1992. At year-end, swaps were continuing to generate $7 million of net interest income per month. This spread can be expected to diminish, however, if market interest rates trend higher. For these swaps, market value is measured but not recognized. At year-end, the unrealized gain on these swaps was $70 million, relatively unchanged from December 31, 1992. This gain can be expected to decline over time as income is accrued. Rising market interest rates would also tend to reduce the gain.
    Fleet also provides interest-rate swaps to customers to facilitate their own management of interest-rate risk. Fleet hedges the resulting positions with offsetting interest-rate swaps and futures contracts.
    Customer swaps and their offsets are held in a trading account and marked to market. Any valuations changes are reported as earnings. The corporation has $600 million of interest-rate swaps (as well as $1.3 billion of interest-rate caps and floors), representing customer transactions and their offsets.
    Fleet's credit exposure on swaps is related not to the notional balances of the interest-rate swaps, but to the current and potential replacement costs. Total current credit exposure, the cost of replacing all outstanding transactions with positive market values ignoring any provision of collateral, is $125 million. This exposure will tend to increase, along with the market value of the swaps, if interest rates decline and decrease if interest rates rise.
    Individual corporate exposures are generally small and are managed within existing credit relationships. Fleet's most important counterparties are highly rated commercial banks, investment banks, or their subsidiaries. To mitigate credit risk, Fleet has begun to negotiate master agreements providing for bilateral netting and for collateralization of unrealized gains. At year-end, Fleet held $12 million of collateral securing the value of its swaps. Fleet's use of credit enhancements is expected to increase.

INCOME TAXES
    The corporation's 1993 effective tax rates were lower than those in 1992 primarily due to lower state income taxes as a percentage of pretax income. Additionally, retroactive to January 1, 1993, the federal tax rate increased to 35% from 34%. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the corporation remeasured its deferred tax balances. The impact of the federal tax-rate increase in current earnings offset the remeasurement of the deferred tax balances.
    The majority of the corporation's significant deferred tax assets will reverse within the next five years.

MANAGEMENT'S DISCUSSION AND ANALYSIS                     FLEET FINANCIAL GROUP


COMPARISON OF 1992 WITH 1991
    Fleet reported net income for 1992 of $280 million, or $1.77 per share, an increase of 187% over 1991 net income of $98 million, or $.67 per share. The improved results reflected the benefit of owning the former BNE franchise for a full year, along with higher net interest margin and higher noninterest income. NPAs decreased $619 million during 1992 and fell below $1 billion for the first time since the first quarter of 1990. Also, during 1992, Fleet completed six government-assisted acquisitions that added $2.3 billion in deposits and $1.3 billion in loans.

NET INTEREST MARGIN AND INTEREST-RATE SPREAD
- -------------------------------------------------------------------------
December 31                               1992                 1991
- -------------------------------------------------------------------------
Taxable equivalent rates          Average               Average
Dollars in millions               Balance      Rate     Balance      Rate
- -------------------------------------------------------------------------
Securities                        $11,709      7.69%    $ 8,163      8.41%
Loans and leases                   26,615      8.94      23,995     10.31
Other                               2,904      5.77       3,289      6.49
- -------------------------------------------------------------------------
Total interest-earning assets      41,228      8.36      35,447      9.52
- -------------------------------------------------------------------------
Interest-bearing
  liabilities                      34,431      4.25      30,552      6.32
- -------------------------------------------------------------------------
Interest-rate spread                           4.11                  3.20
Interest-free sources
  of funds                          6,797         -       4,895         -
- -------------------------------------------------------------------------
Total sources of funds            $41,228      3.56     $35,447      5.43
=========================================================================
Net interest margin                            4.80%                 4.09%
=========================================================================


    Net interest income on an FTE basis increased 37% to $2 billion, reflecting the higher interest-rate margin (71 basis points). The increase was primarily attributable to banking consumer deposit rates being aggressively reduced as well as increased volume due to the full-year impact of the BNE acquisition in mid-1991, as average earning assets increased 16% compared to 1991.
    Noninterest income increased 26% in 1992 to $1.4 billion. The primary reasons for the increase were the $121-million gain on the partial sale of FMG and the full-year impact of the BNE acquisition. Also, securities gains increased by $34 million, or 20%, as the corporation decided to reposition its portfolio due to the interest-rate environment and for other asset/liability management purposes.
    Noninterest expense totaled $2.3 billion in 1992, a 27% increase over 1991, with the full-year impact of the BNE acquisition being the major factor in the increase. In addition, Fleet recognized a $115-million loss relating to the sale of problem assets in 1992.

RECENT ACCOUNTING DEVELOPMENTS
    The Financial Accounting Standards Board (FASB) has issued Statement No. 112, "Employers' Accounting for Postemployment Benefits," which requires accrual of a liability for benefits paid to former or inactive employees after employment but before retirement. This standard was adopted by the corporation effective January 1, 1994. The effect of adopting this standard will not have a material impact on the corporation's results of operations.
    The FASB has issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that creditors value all loans for which it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement at the present value of expected future cash flows discounted at the loan's effective interest rate, or observable market price of the impaired loan, or the fair value of the collateral if the loan is collateral-dependent. The effect of adopting this statement has not been fully determined, but it is not expected to have a material adverse impact on the corporation's results of operations. Adoption of this standard is required for fiscal years beginning after December 15, 1994.
    The FASB has issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which the corporation adopted effective January 1, 1994. The standard requires, among other things, that securities available for sale be reported at fair value, with unrealized gains and losses reflected as a separate component of stockholders' equity. The corporation currently reports securities available for sale at the lower of amortized cost or fair value with any net unrealized loss included in earnings. The changes in the way the corporation accounts for debt and equity securities could result in increased volatility of capital levels. At December 31, 1993, the fair value of the corporation's securities available for sale portfolio exceeded its aggregate amortized cost by $354 million. If the corporation had adopted this standard on December 31, 1993, the after-tax effect on the corporation's stockholders' equity would have been an increase of $206 million and the year-end common equity-to-assets ratio would have been 6.93% compared to the actual ratio of 6.55%.

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS               FLEET FINANCIAL GROUP


MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS
    The accompanying consolidated financial statements and related notes of the corporation were prepared by management in conformity with generally accepted accounting principles. Management is responsible for the integrity and fair presentation of these financial statements and related notes.
    Management has in place an internal accounting control system designed to safeguard corporate assets from material loss or misuse and to ensure that all transactions are first properly authorized and then recorded in its records. The internal control system includes an organizational structure that provides appropriate delegation of authority and segregation of duties, established policies and procedures, and comprehensive internal audit and loan review programs. Management believes that this system provides assurance that the corporation's assets are adequately safeguarded and that its records, which are the basis for the preparation of all financial statements, are reliable.
    The Audit Committee of the Board of Directors consists solely of directors who are not employees of the corporation or its subsidiaries. During 1993, the committee met five times with internal auditors, internal loan review management, the independent auditors, and representatives of senior management to discuss the results of examinations and to review their activities to ensure that each is properly discharging its responsibilities. The independent auditors, internal auditors, and loan review management have direct and unrestricted access to the audit committee at all times.
    The corporation's consolidated financial statements have been audited by KPMG Peat Marwick, independent certified public accountants. Its independent auditor's report, which is based on an audit made in accordance with generally accepted auditing standards, expresses an opinion as to the fair presentation of the consolidated financial statements. In performing its audit, KPMG Peat Marwick considers the corporation's internal control structure to the extent it deems necessary in order to issue its opinion on the consolidated financial statements.



/s/ Terrence Murray                                /s/ Eugene M. McQuade

Terrence Murray                                    Eugene M. McQuade
Chairman, President, and                           Executive Vice President
Chief Executive Officer                            and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS                             FLEET FINANCIAL GROUP


REPORT OF INDEPENDENT AUDITORS
The Board of Directors and Stockholders of Fleet Financial Group, Inc.:
    We have audited the accompanying consolidated balance sheets of Fleet Financial Group, Inc., as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fleet Financial Group, Inc., at December 31, 1993 and 1992, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.


                                                         /s/ KPMG Peat Marwick

Providence, Rhode Island
January 19, 1994

CONSOLIDATED STATEMENTS OF INCOME                         FLEET FINANCIAL GROUP


CONSOLIDATED STATEMENTS OF INCOME
- -----------------------------------------------------------------------------------------------------------------------
Year ended December 31
Dollars in millions, except per share amounts                  1993                     1992                      1991
- -----------------------------------------------------------------------------------------------------------------------
Interest and fees on loans and leases                         $2,339                   $2,514                    $2,577
Interest on taxable securities                                   840                      863                       596
Interest on tax-exempt securities                                 27                       24                        66
Interest on short-term investments                                 6                       15                        90
- -----------------------------------------------------------------------------------------------------------------------
    Total interest income                                      3,212                    3,416                     3,329
- -----------------------------------------------------------------------------------------------------------------------
Interest expense:
  Deposits                                                       744                    1,076                     1,480
  Short-term borrowings                                          180                      164                       217
  Long-term debt                                                 237                      223                       233
- -----------------------------------------------------------------------------------------------------------------------
    Total interest expense                                     1,161                    1,463                     1,930
- -----------------------------------------------------------------------------------------------------------------------
Net interest income                                            2,051                    1,953                     1,399
- -----------------------------------------------------------------------------------------------------------------------
Provision for credit losses                                      271                      486                       509
- -----------------------------------------------------------------------------------------------------------------------
Net interest income after provision for credit losses          1,780                    1,467                       890
- -----------------------------------------------------------------------------------------------------------------------
Noninterest income:
  Mortgage banking                                               414                      364                       305
  Service charges, fees, and commissions                         348                      319                       247
  Securities available for sale gains                            282                      207                        81
  Investment services revenue                                    174                      160                       119
  Student loan servicing fees                                     51                       61                        65
  Investment securities gains                                     --                       --                        92
  Gain on securitization and sale of finance receivables          --                       --                        49
  Gain on partial sale of FMG                                     --                      121                        --
  Other                                                          196                      136                       124
- -----------------------------------------------------------------------------------------------------------------------
    Total noninterest income                                   1,465                    1,368                     1,082
- -----------------------------------------------------------------------------------------------------------------------
Noninterest expense:
  Employee compensation and benefits                           1,018                      958                       747
  Acquired servicing rights amortization                         240                      107                        99
  Occupancy                                                      174                      165                       134
  Equipment                                                      130                      118                       100
  Legal and other professional                                    86                       81                        60
  FDIC assessment                                                 76                       75                        64
  OREO expense                                                    57                      154                       105
  Core deposit and goodwill amortization                          54                       45                        33
  Marketing                                                       53                       51                        36
  Restructuring accrual                                          125                       --                        --
  Loss on sale of problem assets                                  --                      115                        --
  Nonrecurring expenses related to acquired banks                 --                        9                       111
  Other                                                          411                      440                       330
- -----------------------------------------------------------------------------------------------------------------------
    Total noninterest expense                                  2,424                    2,318                     1,819
- -----------------------------------------------------------------------------------------------------------------------
Income before income taxes                                       821                      517                       153
Applicable income taxes                                          327                      228                        55
- -----------------------------------------------------------------------------------------------------------------------
Net income before minority interest                              494                      289                        98
Minority interest                                                 (6)                      (9)                       --
- -----------------------------------------------------------------------------------------------------------------------
Net income                                                    $  488                   $  280                    $   98
=======================================================================================================================
Net income applicable to common shares                        $  466                   $  252                    $   84
=======================================================================================================================

Weighted average common shares outstanding:
  Primary                                                154,666,307              141,469,658               124,966,226
  Fully-diluted                                          154,899,995              142,778,665               127,092,029
Earnings per share:
  Primary                                                     $ 3.01                   $ 1.78                    $ 0.67
  Fully-diluted                                                 3.01                     1.77                      0.67
Dividends declared                                             1.025                    0.825                      0.80
=======================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS                                FLEET FINANCIAL GROUP


CONSOLIDATED BALANCE SHEETS
- -----------------------------------------------------------------------------------------------------------------------
December 31
Dollars in millions, except share amounts                                               1993                      1992
- ----------------------------------------------------------------------------------------------------------------------
ASSETS
Cash, due from banks and interest-bearing deposits                                   $  2,213                  $  2,501
Federal funds sold and securities purchased under agreements to resell                     --                       536
Securities available for sale (market value: $12,931 and $11,270)                      12,577                    10,857
Investment securities (market value: $1,580 and $1,793)                                 1,546                     1,803
Loans and leases                                                                       26,310                    26,647
Reserve for credit losses                                                              (1,000)                   (1,029)
- -----------------------------------------------------------------------------------------------------------------------
Net loans and leases                                                                   25,310                    25,618
- -----------------------------------------------------------------------------------------------------------------------
Mortgages held for resale                                                               2,622                     2,087
Premises and equipment                                                                    733                       654
Acquired servicing rights                                                                 560                       548
Deferred taxes                                                                            360                       239
Accrued interest receivable                                                               347                       324
Excess cost over net assets of subsidiaries acquired                                      187                       188
Other intangibles                                                                         166                       189
Foreclosed property and repossessed equipment                                             136                       241
Trading account securities                                                                 91                       127
Other assets                                                                            1,075                     1,027
- -----------------------------------------------------------------------------------------------------------------------
Total assets                                                                         $ 47,923                  $ 46,939
=======================================================================================================================

LIABILITIES
Deposits:
  Demand                                                                             $  6,473                  $  6,483
  Regular savings, NOW, money market                                                   16,437                    15,783
  Time                                                                                  8,175                    10,469
- -----------------------------------------------------------------------------------------------------------------------
    Total deposits                                                                     31,085                    32,735
- -----------------------------------------------------------------------------------------------------------------------
Federal funds purchased and securities sold under agreements to repurchase              1,961                     2,880
Other short-term borrowings                                                             6,146                     3,519
Accrued expenses and other liabilities                                                  1,648                       983
Long-term debt                                                                          3,444                     3,812
- -----------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                44,284                    43,929
- -----------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock                                                                           501                       604
Common stock (outstanding 137,381,588 and 123,380,244 shares)                             137                       123
Common surplus                                                                          1,492                     1,066
Retained earnings                                                                       1,509                     1,217
- -----------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                        3,639                     3,010
- -----------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                           $ 47,923                  $ 46,939
=======================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLERS' EQUITY  FLEET FINANCIAL GROUP


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
- ----------------------------------------------------------------------------------------------------------------------------
                                                                                  Common
December 31                                                          Preferred    Stock      Common     Retained
Dollars in millions, except share amounts                              Stock      $1 Par    Surplus     Earnings      Total
- ----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1990                                            $125       $110     $  782       $1,052       $2,069
Net income                                                                --         --         --           98
Cash dividends declared on common stock ($.80 per share)                  --         --         --          (95)
Cash dividends declared on preferred stock                                --         --         --          (14)
Preferred stock issued, net of issuance costs of $8                      196         --         --           --
Common stock issued in connection with:
  Common stock offering, net of issuance costs of $8                      --         10        213           --
  Employee benefit and stock option plans and conversion
    of preferred stock and convertible debentures                         --          1          8           --
  Dividend reinvestment                                                   --         --          3           --
Adjustment of valuation account for marketable equity securities          --         --         --           24
Other items, net                                                          --         --         --           (3)
- ----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1991                                             321        121      1,006        1,062        2,510
Net income                                                                --         --         --          280
Cash dividends declared on common stock ($.825 per share)                 --         --         --         (101)
Cash dividends declared on preferred stock                                --         --         --          (28)
Dual convertible preferred stock                                         283(a)      --         --           --
Common stock issued in connection with:
  Employee benefit and stock option plans and conversion
    of preferred stock and convertible debentures                         --          1         48           (1)
  Dividend reinvestment                                                   --          1         12           --
Adjustment of valuation account for marketable equity securities          --         --         --            5
- ----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992                                             604        123      1,066        1,217        3,010
Net income                                                                --         --         --          488
Cash dividends declared on common stock ($1.025 per share)                --         --         --         (140)
Cash dividends declared on preferred stock                                --         --         --          (22)
Purchase of Series III preferred stock                                   (50)        --         --          (15)
Purchase of Series IV preferred stock                                    (50)        --         --          (11)
Common stock issued in connection with:
  Common stock offering, net of issuance costs of $10                     --         12        379           --
  Employee benefit and stock option plans and conversion
    of preferred stock                                                    (3)         1         23           (4)
  Dividend reinvestment                                                   --          1         23           --
Other items, net                                                          --         --          1           (4)
- ----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                                            $501       $137     $1,492       $1,509       $3,639
============================================================================================================================

(a) Shown separately at December 31, 1991.
    See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOW                      FLEET FINANCIAL GROUP


CONSOLIDATED STATEMENTS OF CASH FLOWS
- -------------------------------------------------------------------------------------------------------------------------------
December 31
Dollars in millions                                                            1993                 1992                 1991
- -------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                   $    488             $    280             $     98
Adjustments for noncash items:
  Depreciation and amortization of premises and equipment                          95                   76                   66
  Amortization of acquired servicing rights and other
    intangible assets                                                             294                  152                  132
  Writedown of OREO to fair value                                                  47                  126                   76
  Provision for credit losses                                                     271                  486                  509
  Deferred income tax expense (benefit)                                          (114)                   2                 (141)
  Loss on sale of problem assets                                                   --                  115                   --
  Minority interest                                                                 6                    9                   --
  Securities gains                                                               (282)                (207)                (173)
  Gain on partial sale of FMG                                                      --                 (121)                  --
  Other gains on sales of assets                                                  (39)                 (28)                 (86)
Originations and purchases of mortgages held for sale                         (19,719)             (17,408)             (11,000)
Proceeds from sales of mortgages held for sale                                 19,184               17,117               10,525
Net decrease in trading account securities                                         36                   13                 (103)
Net decrease in due from FDIC                                                      33                  167                   98
(Increase) decrease in accrued receivables, net                                  (176)                 663                 (637)
Increase (decrease) in accrued liabilities, net                                   288                 (148)                 149
Other--net                                                                        237                  162                  159
- -------------------------------------------------------------------------------------------------------------------------------
  Net cash flow provided (used) by operating activities                           649                1,456                 (328)
- -------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of securities available for sale                                     (8,506)              (7,080)              (6,637)
Proceeds from maturities and sales of securities available for sale             7,439                7,215                4,486
Purchases of investment securities                                                (60)              (1,714)              (6,510)
Proceeds from maturities of investment securities                                 308                   12                1,791
Proceeds from sales of investment securities                                       --                   --                3,997
Net cash and cash equivalents received from banking institutions acquired          --                  400                5,807
Loans made to customers, nonbank subsidiaries                                  (3,413)              (2,796)              (2,580)
Principal collected on loans made to customers, nonbank subsidiaries            3,386                3,105                2,776
Loans purchased from the FDIC                                                     (18)              (1,061)                  --
Loans purchased from third parties                                               (161)                (831)                (711)
Proceeds from sales of loans                                                      344                  871                  979
Net (increase) decrease in loans and leases, banking                             (571)                 405                1,093
Putable loans transferred to the FDIC                                             274                  632                   17
Proceeds from sales of OREO                                                       148                  259                  152
Principal collected on OREO                                                        61                   92                   75
Proceeds from sales of mortgage servicing                                          28                   20                   64
Proceeds from sales of premises and equipment                                      13                   11                   18
Purchases of premises and equipment                                              (205)                (124)                 (83)
Purchases of acquired servicing rights                                           (246)                (136)                (102)
- -------------------------------------------------------------------------------------------------------------------------------
  Net cash flow provided (used) by investing activities                        (1,179)                (720)               4,632
- -------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net decrease in deposits                                                       (1,650)              (4,674)              (3,354)
Net increase (decrease) in short-term borrowings                                1,708                2,925               (3,108)
Proceeds from issuance of long-term debt                                          645                  876                1,048
Repayments of long-term debt                                                   (1,013)                 (68)                (385)
Proceeds from issuance of DCP stock and rights                                     --                   --                  283
Proceeds from issuance of common stock                                            432                   27                  428
Proceeds from issuance of FMG common stock                                         --                  207                   --
Repurchase of preferred stock held by the FDIC                                   (143)                  --                   --
Repurchase of preferred stock Series III and IV                                  (126)                  --                   --
Cash dividends paid                                                              (147)                (125)                (105)
- -------------------------------------------------------------------------------------------------------------------------------
  Net cash flow used by financing activities                                     (294)                (832)              (5,193)
- -------------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                        (824)                 (96)                (889)
- -------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of the year                              3,037                3,133                4,022
- -------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of the year                                 $  2,213             $  3,037             $  3,133
===============================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 FLEET FINANCIAL GROUP


NOTE 1.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    The accounting and reporting policies of Fleet conform to generally accepted accounting principles and prevailing practices within the banking industry. Certain prior year amounts have been reclassified to conform to current year classifications. The following is a summary of the significant accounting policies.

BASIS OF PRESENTATION. The consolidated financial statements of Fleet include the accounts of the corporation and its subsidiaries. All material intercompany transactions and balances have been eliminated.
    For purposes of the Consolidated Statements of Cash Flows, the corporation has defined cash and cash equivalents to include cash, due from banks, interest-bearing deposits, federal funds sold, and securities purchased under agreements to resell.

SECURITIES. Securities are classified at the time of purchase, based on management's intentions, as investment securities, securities available for sale, or trading account securities. Investment securities are those that management has the positive intent and ability to hold on a long-term basis or until maturity and are carried at amortized cost.
    Securities available for sale, which included marketable equity securities, are those that management intends to hold for an indefinite period of time, including securities used as part of the asset/liability management strategy, and that may be sold in response to changes in interest rates, changes in prepayment risk, changes in liquidity needs, the desire to increase capital, and other similar factors. Securities available for sale are recorded at the lower of aggregate cost or market value. Net unrealized losses on marketable equity securities are reported as a reduction of retained earnings on a net-of-tax basis.
    Any portion of unrealized loss on an individual security deemed to be other than temporary is recognized as a realized loss in the accounting period in which such determination is made. The specific identification method is used to determine gains and losses on sales of securities.
    Trading account securities are stated at market value. Realized and unrealized gains and losses from trading securities are reflected in income currently.

LOANS AND LEASES. Loans and leases are placed on nonaccrual status either as a result of past due status or a judgment by management that, although payments are current, such action is prudent. Except in the case of most consumer and residential real estate loans, loans and leases on which payments are past due 90 days or more are placed on nonaccrual status unless they are well-secured and in the process of normal collection or renewal. Consumer loans, including residential real estate, are placed on nonaccrual status at 120 days past due and generally charged off at 180 days past due. When a loan is placed on nonaccrual status, all interest previously accrued in the current year, but not collected, is reversed against interest income. Any interest accrued in prior years is charged against the reserve for credit losses. Assets can be returned to accrual status when they become current as to principal and interest, demonstrate a period of performance under the contractual terms for restructured loans, and when, in management's opinion, they are estimated to be fully collectable.

FORECLOSED PROPERTY AND REPOSSESSED EQUIPMENT. Property and equipment acquired through foreclosure (other real estate owned, or OREO), including insubstance foreclosures (ISFs), are stated at the lower of cost or fair value less selling costs. Credit losses arising at the time of foreclosure are charged against the reserve for credit losses. Any additional writedowns to the carrying value of these assets that may be required are charged to expense and recorded in a valuation reserve that is maintained on an asset-by-asset basis.

RESERVE FOR CREDIT LOSSES. The corporation continually evaluates its reserve for credit losses by performing detailed reviews of certain individual loans and leases, considering the historic net charge-off experience of the portfolio, and performing an evaluation of current and anticipated economic conditions and other pertinent factors. Based on these analyses, the reserve for credit losses is maintained at levels considered adequate by management to provide for loan and lease losses inherent in these portfolios.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 FLEET FINANCIAL GROUP


    Loans and leases, or portions thereof, deemed uncollectable are charged off against the reserve while recoveries of amounts previously charged off are credited to the reserve. Amounts are charged off once the probability of loss has been established, giving consideration to such factors as the customer's financial condition, underlying collateral and guarantees, and general and industry economic conditions.

MORTGAGES HELD FOR RESALE. Mortgages held for resale are recorded at the lower of aggregate cost or market value. Market value is determined by outstanding commitments from investors or by current investor yield requirements. No valuation allowance was required as of December 31, 1993 or 1992.

PURCHASED MORTGAGE SERVICING RIGHTS. The acquisition costs of bulk-servicing purchases and servicing rights acquired through the purchase of mortgage loans originated by others, net of aggregate gains from the sale of these purchased loans, are capitalized as purchased mortgage servicing rights (PMSRs). The acquisition costs capitalized do not exceed the present value of the expected net future servicing income at the time of acquisition.
    The cost of PMSRs is amortized on an accelerated basis over the estimated period of net servicing revenues. The corporation evaluates PMSRs for impairment by measuring the undiscounted disaggregated anticipated future net cash flows utilizing market consensus prepayment predictions, adjusted, if appropriate, for individual portfolio characteristics and other economic factors. If recorded balances for any of the disaggregated PMSRs categories exceed the undiscounted anticipated future net cash flows, a current impairment adjustment is recorded. The corporation's method of disaggregation is to evaluate individually large servicing acquisitions and to value correspondent acquisitions by quarter of acquisition and channel of acquisition. Additionally, the corporation will prospectively accelerate amortization of PMSRs if the expected net servicing income discounted at market rates utilizing market consensus prepayment predictions, adjusted, if appropriate, for individual portfolio characteristics and other economic factors is less than the carrying value.

EXCESS COST OVER NET ASSETS OF SUBSIDIARIES ACQUIRED. The excess cost over net assets of subsidiaries acquired (goodwill) is being amortized on a straight-line basis over periods of up to 40 years. Goodwill relating to banking subsidiaries acquired subsequent to 1981 is amortized over 25 years or less. On a periodic basis, the corporation reviews goodwill for events or changes in circumstances that may indicate that the carrying amount of goodwill may not be recoverable.

OTHER INTANGIBLE ASSETS. The excess of the purchase price over the fair value of the tangible net assets of certain acquisitions has been allocated to core deposits (core deposit intangible), based on valuations, and is being amortized on a straight-line basis, generally over seven years.
    On a periodic basis, the corporation reviews its intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable.

INCOME TAXES. Effective January 1, 1993, the corporation changed its method of accounting for income taxes from the deferred method to the liability method, in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the change is enacted.

INTEREST-RATE PRODUCTS. The corporation enters into interest-rate swaps to manage exposure to interest-rate risk and, to a lesser extent, as a counterparty in transactions with customers. For swaps that are designated and effective as hedges of assets and liabilities, the net differential to be paid or received on the swaps is treated as an adjustment to the yield on the hedged instrument.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 FLEET FINANCIAL GROUP


EARNINGS PER SHARE. Earnings per share is computed by dividing earnings (after deducting dividends on preferred stock) by the weighted average number of common shares and common stock equivalents outstanding during the period, assuming the conversion of the convertible preferred stock. Common stock equivalents include stock options and rights and the dual convertible preferred
(DCP) stock.

MINORITY INTEREST. Minority interest represents the minority stockholders' proportionate share of the equity of Fleet Mortgage Group (FMG). At December 31, 1993, the corporation owned approximately 81% of FMG's capital stock. The corporation accounts for subsidiary stock transactions in its statement of income.

NOTE 2.
RESTRUCTURING CHARGE
    A restructuring charge of $125 million was accrued for in 1993. The charge relates to the corporation's efficiency-improvement program that was undertaken during the year and reflects anticipated severance and occupancy costs, project costs, consulting fees, and other direct expenses resulting from this program. Occupancy costs reflect the writedown of premises and equipment due to expected abandonment of facilities because of the expected reduction of employees. The most significant portion of expense reductions will consist of employee compensation and benefits due to a reduction of employees. The corporation does not anticipate a decrease in net revenues as a result of this program.
    This program is intended to enhance the corporation's competitive position through a comprehensive review of all its Northeast banking activities and operations. The review is designed to build a more efficient organization with enhanced customer service and focus. The charge includes only identified direct and incremental costs associated with the efficiency program.


NOTE 3.
SECURITIES AVAILABLE FOR SALE
======================================================================================
                                                        Gross       Gross
December 31, 1993                         Amortized   Unrealized  Unrealized   Market
Dollars in millions                          Cost       Gains       Losses     Value
======================================================================================
U.S. Treasury and
  government agencies                      $  5,775      $ 180      $  5      $  5,950
State and municipal                             733         15         1           747
Mortgage-backed
  securities                                  5,739        143         4         5,878
Other debt securities                           250          7        --           257
- --------------------------------------------------------------------------------------
  Total debt securities                      12,497        345        10        12,832
Marketable equity
  securities                                     64         19        --            83
Other securities                                 16         --        --            16
- --------------------------------------------------------------------------------------
Total securities
  available for sale                       $ 12,577      $ 364      $ 10      $ 12,931
======================================================================================

======================================================================================
                                                        Gross       Gross
December 31, 1992                          Amortized  Unrealized  Unrealized   Market
Dollars in millions                          Cost       Gains       Losses     Value
- ------------------------------------------------------------------------------------
U.S. Treasury and
  government agencies                      $  3,884      $ 185      $ 10      $  4,059
State and municipal                             709         13         2           720
Mortgage-backed
  securities                                  5,943        190         1         6,132
Other debt securities                           181          6        --           187
- --------------------------------------------------------------------------------------
  Total debt securities                      10,717        394        13        11,098
Marketable equity
  securities                                     81         32        --           113
Other securities                                 59         --        --            59
- --------------------------------------------------------------------------------------
Total securities
  available for sale                       $ 10,857      $ 426      $ 13      $ 11,270
======================================================================================

======================================================================================
                                                        Gross       Gross
December 31, 1991                         Amortized   Unrealized  Unrealized   Market
Dollars in millions                          Cost       Gains       Losses     Value
- --------------------------------------------------------------------------------------
U.S. Treasury and
  government agencies                      $  4,457      $ 274      $ --      $  4,731
State and municipal                             313         13        --           326
Mortgage-backed
  securities                                  5,392        287         3         5,676
Other debt securities                           266          5        --           271
- --------------------------------------------------------------------------------------
  Total debt securities                      10,428        579         3        11,004
Marketable equity
  securities                                     48         (a)       (a)           48
Other securities                                 47         --        --            47
- --------------------------------------------------------------------------------------
Total securities
  available for sale                       $ 10,523      $ 579      $  3      $ 11,099
======================================================================================

(a) At December 31, 1991, marketable equity securities gross unrealized gains were $1.1 million, and gross unrealized losses were $8.4 million. Stockholders' equity was reduced by valuation reserves established against marketable equity securities in order to reflect the market values of the securities. The reserve was $7.3 million at December 31, 1991.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 FLEET FINANCIAL GROUP


    Net realized gains on sales of marketable equity securities were $49 million and $3 million in 1993 and 1992, respectively. There were no realized gains or losses on sales of marketable equity securities in 1991.
    At December 31, 1993 and 1992, securities available for sale with a carrying value of $6.6 billion and $5.5 billion, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes.
    The amortized cost and estimated market value of debt securities available for sale by contractual maturity are shown in the following table. Actual maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

MATURITIES OF SECURITIES AVAILABLE FOR SALE
=====================================================================================
December 31, 1993               Within 1     1 to 5   5 to 10     After 10
Dollars in millions               Year       Years     Years       Years      Total
- -------------------------------------------------------------------------------------
Amortized cost:
  U.S. Treasury and
    government
    agencies                      $ 154     $ 5,443     $  52     $   126    $  5,775
  State and municipal               481         177        55          20         733
  Mortgage-backed
    securities                       --           4        86       5,649       5,739
  Other debt securities              --         200         1          49         250
- -------------------------------------------------------------------------------------
Total debt securities             $ 635     $ 5,824     $ 194     $ 5,844    $ 12,497
=====================================================================================
Percent of total
  debt securities                   5.1%       46.6%      1.5%       46.8%      100.0%
Weighted average yield(a)           4.9         6.0       8.2         6.3         6.1
=====================================================================================
Market value                      $ 637     $ 6,009     $ 206     $ 5,980    $ 12,832
=====================================================================================

(a) A tax-equivalent adjustment has been included in the calculations of the yields to reflect this income as if it had been fully taxable. The tax-equivalent adjustment is based upon the applicable federal and state income tax rates.

    Proceeds from sales of debt securities available for sale during 1993, 1992, and 1991 were $6.8 billion, $5.2 billion, and $4.5 billion, respectively. Gross gains of $233 million and gross losses of $49 thousand were realized on those sales in 1993, gross gains of $210 million and gross losses of $6 million were realized on those sales in 1992, and gross gains of $81 million and no losses were realized on those sales in 1991.
    Income tax expense on securities available for sale gains was $117 million in 1993, $83 million in 1992, and $28 million in 1991.
    The FASB has issued Statement No. 115, "Accounting for Certain
Investments in Debt and Equity Securities," which the corporation adopted effective January 1, 1994. The standard requires, among other things, that securities available for sale be reported at fair value, with unrealized gains and losses reflected as a separate component of stockholders' equity. The corporation currently reports securities available for sale at the lower of amortized cost or fair value with any net unrealized loss included in earnings. The changes in the way the corporation accounts for debt and equity securities could result in increased volatility of capital levels. At December 31, 1993, the fair value of the corporation's securities available for sale portfolio exceeded its aggregate amortized cost by $354 million. If the corporation had adopted this standard on December 31, 1993, the after-tax effect on the corporation's stockholders' equity would have been an increase of $206 million and the year-end common equity-to-assets ratio would have been 6.93% compared to the actual ratio of 6.55%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS               FLEET FINANCIAL GROUP


NOTE 4.
INVESTMENT SECURITIES

                                       Gross       Gross
December 31, 1993         Amortized  Unrealized Unrealized   Market
Dollars in millions          Cost      Gains      Losses     Value
- -------------------------------------------------------------------
U.S. Treasury and
  government agencies        $   74      $ 2          -      $   76
Mortgage-backed
  securities                  1,382       32          -       1,414
Other debt securities            13        -          -          13
- -------------------------------------------------------------------
  Total debt securities       1,469       34          -       1,503
Other securities                 77        -          -          77
- -------------------------------------------------------------------
Total investment
  securities                 $1,546      $34          -      $1,580
===================================================================

                                       Gross       Gross
December 31, 1992         Amortized  Unrealized Unrealized   Market
Dollars in millions          Cost      Gains      Losses     Value
- -------------------------------------------------------------------
U.S. Treasury and
  government agencies        $   77      $ -       $ 1       $   76
Mortgage-backed
  securities                  1,634        2        11        1,625
Other debt securities            12        -         -           12
- -------------------------------------------------------------------
  Total debt securities       1,723        2        12        1,713
Other securities                 80        -         -           80
- -------------------------------------------------------------------
Total investment
  securities                 $1,803      $ 2       $12       $1,793
===================================================================

    At December 31, 1991, investment securities consisted primarily of Federal Reserve Bank stock and private placement preferred stock with a total amortized cost and market value of $102 million. Net realized gains on sales of marketable equity securities were $6 million in 1991.
    At December 31, 1993 and 1992, investment securities with a carrying value of $820 million and $695 million, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes.
    The amortized cost and estimated market value of investment securities by contractual maturity are shown in the following table. Actual maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

MATURITIES OF INVESTMENT SECURITIES

December 31, 1993                          Within 1     1 to 5    5 to 10  After 10
Dollars in millions                          Year       Years      Years    Years         Total
- ------------------------------------------------------------------------------------------------
Amortized cost:
  U.S. Treasury and
    government agencies                       $23         $ 1       $50     $    -        $   74
  Mortgage-backed
    securities                                  -           1         -      1,381         1,382
  Other securities                              2           8         3          -            13
- ------------------------------------------------------------------------------------------------
Total debt securities                         $25         $10       $53     $1,381        $1,469
- ------------------------------------------------------------------------------------------------
Percent of total
  debt securities                             1.7%        0.7%      3.6%      94.0%        100.0%
Weighted average yield(a)                     3.5         5.8       6.0        6.8           6.7
================================================================================================
Market value                                  $26         $10       $55     $1,412        $1,503
================================================================================================

(a) A tax-equivalent adjustment has been included in the calculations of the yields to reflect this income as if it had been fully taxable. The tax-equivalent adjustment is based upon the applicable federal and state income tax rates.

    Proceeds from sales of investment securities during 1991 were $3.9 billion. No investment securities were sold in 1993 or 1992. Gross gains of $94 million and gross losses of $8 million were realized on sales of investment securities in 1991. Income tax expense relating to these gains was $35 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                FLEET FINANCIAL GROUP


NOTE 5.
LOANS AND LEASES

December 31
Dollars in millions                                        1993          1992         1991         1990        1989
- ---------------------------------------------------------------------------------------------------------------------
Loans:
  Commercial and industrial                               $11,104      $11,149      $10,435      $ 8,093      $ 8,447
  Consumer                                                  7,531        7,116        6,738        5,442        6,024
  Commercial real estate:
    Construction(a)                                           477        1,062        1,292        1,729        2,548
    Interim/permanent                                       3,917        3,798        4,061        2,070        1,279
  Residential real estate                                   2,052        2,154        2,402        1,448        1,471
  Other                                                       195          276          353            -            -
- ---------------------------------------------------------------------------------------------------------------------
      Loans, net of unearned income                        25,276       25,555       25,281       18,782       19,769
- ---------------------------------------------------------------------------------------------------------------------
Lease financing:
  Lease receivables                                         1,161        1,165        1,632        1,903        2,153
  Estimated residual value                                    161          161          165          161          146
  Unearned income                                            (288)        (234)        (317)        (381)        (435)
- ---------------------------------------------------------------------------------------------------------------------
      Lease financing, net of unearned income(b)            1,034        1,092        1,480        1,683        1,864
- ---------------------------------------------------------------------------------------------------------------------
Total loans and leases, net of unearned income            $26,310      $26,647      $26,761      $20,465      $21,633
=====================================================================================================================

(a) During 1993, the corporation adopted a revised definition for classification of commercial real estate loans as either interim/permanent or construction and, accordingly, approximately $600 million of loans were reclassified from the construction category to interim/permanent.
(b) The corporation's leases consist principally of full-payout, direct financing leases. For federal income tax purposes, the corporation has the tax benefit of depreciation on the entire leased unit and interest on the long-term debt. Deferred taxes arising from leveraged leases totaled $13 million in 1993 and $19 million in 1992. Future minimum lease payments to be received are $392 million in 1994; $226 million, 1995; $180 million, 1996; $130 million, 1997; $92 million, 1998; and $141 million, 1999 and thereafter.

    Total loans and leases include $3.5 billion and $5.2 billion of loans and leases, primarily commercial and commercial real estate loans, subject to either repurchase, including the Bank of New England (BNE) asset pool and Maine Savings Bank (MSB) special asset pool, by, or loss sharing arrangements with, the Federal Deposit Insurance Corp. (FDIC) at December 31, 1993 and 1992, respectively. Approximately $2.8 billion of BNE loans are putable to the FDIC until July 1994, subject to certain conditions and discounts if such loans become classified prior to that date. The MSB special asset pool consisting of $195 million of loans will be acquired by the FDIC on February 1, 1996, for cash. Also, loans aggregating $514 million are subject to FDIC loss share agreements, whereby the FDIC generally reimburses Fleet for 80% of net charge-offs for periods ranging from three to five years from the date of acquisition.
    Certain directors and executive officers of the corporation and its subsidiaries, including their immediate families and companies with which they are affiliated, borrowed from the subsidiaries during 1993. Such loans were made in the ordinary course of business under the subsidiaries' normal credit terms, including interest rate and collateral.
    Loans to these individuals, their immediate families, and affiliated companies were as follows.


RELATED PARTY LOANS

Dollars in millions
- ------------------------------------------------------------------------
       Balance                                              Balance
  December 31, 1992     Additions        Repayments    December 31, 1993
- ------------------------------------------------------------------------
        $290               $255             $284              $261
========================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                FLEET FINANCIAL GROUP


NOTE 6.
RESERVES FOR LOSSES

RESERVE FOR CREDIT LOSS ACTIVITY

December 31
Dollars in millions                 1993       1992        1991
- ----------------------------------------------------------------

Balance at beginning
  of year                          $1,029     $1,021      $  700
Provision charged
  to income                           271        486         509
Loans and leases charged off         (379)      (618)       (440)
Recoveries of loans and
  leases charged off                   89         73          43
Acquisitions/other                    (10)        67         209
- ----------------------------------------------------------------
Balance at end of year             $1,000     $1,029      $1,021
================================================================

    Acquisitions/other includes reserves acquired as a result of acquisitions offset in part by reserve transfers to the FDIC. As part of the BNE acquisition, the FDIC transferred a reserve of 1.25% of the book value of all acquired loans to the corporation. As loans are put to the FDIC, the applicable 1.25% initial loan loss reserve that was established with these loans is also transferred to the FDIC. As of December 31, 1993, the reserve associated with loans acquired as part of the BNE acquisition aggregated $76 million. Until the expiration of the putable period, all or part of the $76-million reserve could be transferred to the FDIC if the corresponding loans were also transferred. However, Fleet currently anticipates retaining the majority of the putable loans, and the balance of the $76-million reserve would also be retained.

RESERVE FOR OREO ACTIVITY

December 31
Dollars in millions                                1993
- -------------------------------------------------------
Balance at beginning of year                       $ 12
Provision                                            47
Disposition, net                                    (29)
- -------------------------------------------------------
Balance at end of year                             $ 30
=======================================================


NOTE 7.
NONPERFORMING ASSETS

December 31
Dollars in millions             1993      1992       1991       1990      1989
- ------------------------------------------------------------------------------
Loans and leases on a
  nonaccrual basis:
  Current                       $147      $359     $  313     $  328      $  -
  Noncurrent                     318       390        739        659       319
OREO/ISFs:
  Current                          6         9         17         36         -
  Noncurrent                     130       232        540        363        80
- ------------------------------------------------------------------------------
Total NPAs                      $601      $990     $1,609     $1,386      $399
==============================================================================
NPAs as a percent of
  outstanding loans,
  leases, and OREO              2.27%     3.68%      5.89%      6.64%     1.84%
==============================================================================
Accruing loans and leases
  contractually past due
  90 days or more               $ 77      $118     $  163     $  157      $ 79
==============================================================================


    The corporation has no significant outstanding commitments to lend additional funds to customers whose loans have been placed on nonperforming status or the terms of which have been modified.
    The gross interest income that would have been recorded if the nonperforming loans and leases had been current in accordance with their original terms and had been outstanding throughout the period (or since origination if held for part of the period) was $58 million, $87 million, and $101 million in 1993, 1992, and 1991, respectively. The actual amount of interest income on those loans included in net income for the period was $16 million, $30 million, and $22 million in 1993, 1992, and 1991, respectively.
    Renegotiated loans that have been returned to accrual status totaled $29 million at December 31, 1993. These loans, which are not included in nonperforming assets (NPAs), were renegotiated at existing market interest rates and are performing in accordance with their renegotiated terms. The average current yield on these loans was 7.4% at December 31, 1993. Additionally, approximately $21 million of loans renegotiated in 1993 are reflected in NPAs as a sufficient payment-performance history has not yet been established.
    During the fourth quarter of 1992, Fleet sold approximately $515 million of assets to multiple buyers in bulk-sale transactions resulting in net proceeds to Fleet of $271 million. Approximately $402 million of the assets sold in these transactions were nonperforming.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                FLEET FINANCIAL GROUP


NOTE 8.
SHORT-TERM BORROWINGS

                                                                      Securities
                                                            Federal   Sold under                  Other       Total
                                                             Funds   Agreements to  Commercial  Short-Term  Short-Term
Dollars in millions                                        Purchased   Repurchase     Paper     Borrowings  Borrowings
- ----------------------------------------------------------------------------------------------------------------------
1993
Balance at December 31                                      $  442       $1,519       $1,337      $4,809       $8,107
Highest balance at any month-end                             1,238        2,302        1,415       4,809        8,107
Average balance for the year                                 1,021        1,690        1,036       2,224        5,971
Weighted average interest rate as of December 31              3.01%        2.60%        3.38%       3.22%        3.12%
Weighted average interest rate paid for the year              3.08         2.64         3.52        3.06         3.02
======================================================================================================================
1992
Balance at December 31                                      $  765       $2,115       $  743      $2,776       $6,399
Highest balance at any month-end                               981        2,706          866       2,776        6,399
Average balance for the year                                   853        1,856          610       1,434        4,753
Weighted average interest rate as of December 31              3.17%        2.91%        3.71%       4.26%        3.62%
Weighted average interest rate paid for the year              3.33         2.97         4.20        3.83         3.45
======================================================================================================================
1991
Balance at December 31                                      $1,147       $1,320       $  506      $  501       $3,474
Highest balance at any month-end                             1,147        2,067          770       1,367        4,148
Average balance for the year                                   583        1,439          507         755        3,284
Weighted average interest rate as of December 31              4.31%        3.78%        4.80%       4.96%        4.27%
Weighted average interest rate paid for the year              5.67         5.34         6.13       10.02         6.60
======================================================================================================================

    Federal funds purchased and securities sold under agreements to repurchase generally mature within one to four days of the transaction date. Commercial paper and other short-term borrowings generally mature within 90 days, although commercial paper may have a term of up to 270 days.
    Total credit facilities available, including revolving credit facilities, were $2.6 billion with $940 million outstanding at December 31, 1993, compared to $2.8 billion with $995 million outstanding at December 31, 1992. The amounts outstanding under the lines of credit relate entirely to FMG at both December 31, 1993 and 1992. During 1993, the corporation and its subsidiaries paid commitment fees ranging from .15% to .375% of the lines.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                FLEET FINANCIAL GROUP


NOTE 9.
LONG-TERM DEBT

December 31
Dollars in millions                  Maturity Date         1993          1992
- ------------------------------------------------------------------------------
SENIOR NOTES AND DEBENTURES
Parent company:
  MTNs 5.17%-10.22%                       1993-1997       $  280        $  281
  9.625%-11.25% notes                          1993            -           300
  9.375%-11.75% notes                          1994          115           115
  5.625% notes                                 1995          200           200
  7.65% notes                                  1997          100           100
  Other                                                        1             3
- ------------------------------------------------------------------------------
    Total parent company                                     696           999
- ------------------------------------------------------------------------------
Affiliates:
  MTNs 5.35%-7.48%                        1994-2003          373           157
  Floating-rate notes                          1993            -           627
  Floating-rate notes                          1994          250           250
  Floating-rate notes                          1995          400             -
  9.80% notes                                  1995          250           250
  9.98% notes                                  1996           70            70
  6.125% notes                                 1997          150           150
  6.50% notes                                  1999          150           150
  Other                                                       18            72
- ------------------------------------------------------------------------------
    Total affiliates                                       1,661         1,726
- ------------------------------------------------------------------------------
        Total senior notes
          and debentures                                   2,357         2,725
- ------------------------------------------------------------------------------
SUBORDINATED NOTES AND DEBENTURES(a)
Floating-rate subordinated-
  capital notes                                1996            -            50
Floating-rate subordinated-
  capital notes                                1997            -           100
Floating-rate subordinated-
  capital notes                                1998          100           100
7.625% subordinated notes                      1999          150           150
9.00%-9.90% subordinated notes                 2001          325           325
6.875% subordinated notes                      2003          150             -
8.125% subordinated notes                      2004          250           250
8.625% subordinated notes                      2007          107           107
Other                                                          5             5
- ------------------------------------------------------------------------------
        Total subordinated notes
          and debentures                                   1,087         1,087
- ------------------------------------------------------------------------------
Total long-term debt                                      $3,444        $3,812
==============================================================================

(a) All subordinated debt is at the parent company with the exception of $400,000 at an affiliate and is included in total risk-based capital.

    The corporation and FMG have filed registration statements with the Securities and Exchange Commission (SEC) for the issuance of up to $1.8 billion of senior or subordinated debt securities. As of December 31, 1993, $1.1 billion of debt securities had been issued under these shelf registrations, leaving $659 million in debt securities available for future issuance.
    The $50 million of 11.75%, $65 million of 9.375%, $200 million of 5.625%, and $100 million of 7.65% notes provide for a single principal payment and are not redeemable prior to maturity. The fixed-rate subordinated notes all provide for a single payment at maturity.
    Long-term senior borrowings of affiliates include $373 million of medium-term notes (MTNs), $150 million of 6.125% notes, and $150 million of 6.50% notes issued by FMG and $250 million of 9.80% and $70 million of 9.98% notes issued by Fleet Finance. The $250-million floating-rate notes due 1994 and the $400-million floating-rate notes due 1995 were issued by subsidiary banks. The rate floats with the London interbank offered rate (LIBOR) index, and the notes are secured by the banks' qualifying student loan portfolios or collateralized by mortgage-backed securities (MBS).
    All the floating-rate subordinated notes are redeemable at the option of the corporation, in whole or in part, at their principal amount plus accrued interest. During 1993, the corporation redeemed the floating-rate subordinated-capital notes due 1996 and 1997. The floating-rate subordinated-capital notes due in 1998 pay interest at approximately the three-month LIBOR index, reset quarterly.
    The aggregate payments required to retire long-term debt are: 1994, $693 million; 1995, $956 million; 1996, $171 million; 1997, $292 million; 1998, $138 million; 1999 and thereafter, $1,194 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                FLEET FINANCIAL GROUP

NOTE 10.
PREFERRED STOCK
December 31
Dollars in millions, except share data                      1993    1992
- ------------------------------------------------------------------------
10.12% Series III perpetual preferred stock, $1
  par, 519,758 shares issued and outstanding
  at December 31, 1993; 1,050,000 shares
  issued and outstanding at December 31, 1992              $ 50     $100
9.375% Series IV perpetual preferred stock, $1
  par, 478,838 shares issued and outstanding
  at December 31, 1993; 1,000,000 shares
  issued and outstanding at December 31, 1992                46       96
Preferred stock with cumulative and
  adjustable dividends, $1 par, 1,000,000
  shares issued and outstanding at
  December 31, 1993 and 1992                                 49       49
Preferred stock with cumulative and
  adjustable dividends, $20 par, 1,500,000
  shares issued and outstanding at
  December 31, 1993 and 1992                                 73       73
Dual convertible preferred stock, $200 stated
  value, 1,415,000 shares issued and out-
  standing at December 31, 1993 and 1992                    283      283
Other(a)                                                      -        3
- ------------------------------------------------------------------------
Total                                                      $501     $604
========================================================================

(a) During 1993, the corporation called for redemption all 31,000 outstanding shares of its 6.5% Series II cumulative convertible preferred stock (Series II stock) and converted all of its outstanding shares of 12% Series I cumulative convertible preferred stock (Series I stock). The entire 31,000 outstanding shares of Series II stock were converted into 133,889 shares of common stock. The Series I stock was converted into 43,165 shares of the corporation's common stock.

    The corporation has authorized 16 million shares of $1 par value cumulative preferred stock and 1.5 million shares of $20 par value preferred stock with cumulative and adjustable dividends. The corporation has filed a shelf registration statement with the SEC for the issuance of $445 million in preferred stock, all of which remains available for issuance.
    During 1993, the corporation purchased approximately 530,000 shares (2.121 million depositary shares) of its Series III preferred stock at a price of approximately $30.50 per depositary share and approximately 521,000 shares (2.085 million depositary shares) of its Series IV preferred stock at a price of approximately $29.25 per depositary share, plus accrued dividends. The Series III perpetual preferred stock is redeemable at the option of Fleet after June 1, 1996, at $105.06 per share ($26.265 per depositary share), declining each year to $100 per share ($25 per depositary share) on or after June 1, 2001, plus accrued and unpaid dividends thereon. The Series IV perpetual preferred stock is redeemable at the option of Fleet after December 1, 1996, at $100 per share ($25 per depositary share), plus accrued and unpaid dividends thereon.
    Both the $1 par and $20 par adjustable-rate preferred stock were redeemable, at the corporation's option, at $50.00 per share plus accrued and unpaid dividends thereon. The shares paid dividends quarterly. The dividend rate on the $1 par and $20 par shares was calculated at 3.25% and 3.00%, respectively, below the highest of the three-month U.S. Treasury bill rate, the U.S. Treasury 10-year constant maturity rate, or the U.S. Treasury 20-year constant maturity rate, but not lower than 6% or higher than 12% per annum for the $1 par, or higher than 13% per annum for the $20 par. The corporation has called for redemption its $1 par and $20 par adjustable-rate preferred stock on April 1, 1994. The redemption price is $50 for each share of $1 par or $20 par adjustable-rate preferred stock plus accrued dividends.
    Except in certain circumstances, the holders of the preferred stock have no voting rights.
    In connection with the acquisition of BNE in 1991, the corporation issued to limited partnerships managed by affiliates of Kohlberg, Kravis, Roberts & Co. $283 million of DCP stock, $200 stated value, convertible into approximately 16 million shares of Fleet common stock at a conversion price of $17.65 per common share. Shares of DCP stock carry limited voting rights until conversion and will pay dividends (if any, in excess of $15 million) equal to 50% of the common dividends paid by Fleet Banking Group, a wholly owned subsidiary of the corporation, which owns all of the common stock of the Fleet subsidiaries that acquired the Massachusetts and Connecticut banking franchises of BNE. No such dividends have been declared to date nor are any anticipated to be declared in 1994.
    In certain instances, no sooner than six years after issuance (four years with regulatory approval, or earlier if certain capital ratios of Fleet are not met), DCP stockholders can convert into a 50% interest of Fleet Banking Group. However, Fleet will have the option to redeem DCP stock at a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                FLEET FINANCIAL GROUP


redemption price equal to 50% of the appraised value of Fleet Banking Group less the sum of (1) the market value of the shares of Fleet common stock into which the DCP stock is then convertible (and such shares of common stock will be distributed to the holders of the DCP stock), and (2) the value of the rights referred to below. Fleet has the option to pay such redemption price in cash or in any combination of Fleet securities having a realizable market value equal to such redemption price. It is the corporation's intent to exercise its unilateral right to issue shares of its own common stock in connection with such a conversion, and the corporation has reserved shares of its own common stock for this purpose.
    In addition, Fleet issued to the holders of the DCP stock nontransferrable rights to purchase 6,500,000 shares of common stock at an exercise price of $17.65 per share (the rights). The rights, which are exercisable immediately, will expire on July 12, 2001, and are not transferrable. Fleet has the option to pay appreciation on the rights in lieu of delivering the shares upon exercise of the rights.

NOTE 11.
COMMON STOCK
    At December 31, 1993, Fleet had 300 million shares of $1 par value common stock authorized and 137 million shares outstanding. Shares reserved for future issuance in connection with the corporation's stock plans, the DCP stock, the rights, and stock options totaled 33 million.
    During February 1993, the corporation sold approximately 12.3 million shares of common stock, which produced net proceeds of approximately $391 million.
    During 1990, Fleet's Board of Directors declared a dividend of one preferred share purchase right for each outstanding share of Fleet common stock. Under certain conditions, a right may be exercised to purchase 1/100 of a new series of participating preferred stock at a price of $50, subject to adjustment. The rights become exercisable if a party acquires 10% or more (in the case of certain qualified investors, 15% or more) of the issued and outstanding shares of Fleet common stock or after the commencement of a tender or exchange offer for 10% or more of the issued and outstanding shares. When exercisable, under certain conditions, each right would entitle the holder to receive upon exercise of a right, that number of shares of common stock having a market value of two times the exercise price of the right. The rights will expire in the year 2000 and may be redeemed in whole, but not in part, at a price of $.01 per share at any time prior to expiration or the acquisition of 10% of Fleet common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                FLEET FINANCIAL GROUP


NOTE 12.
EMPLOYEE BENEFITS
    Stock Option Plan. The corporation has a stock option plan under which key employees may be granted options and stock appreciation rights (SARs) at not less than fair market value at the date of grant. In most cases, options granted under the plan vest in 5 equal installments and expire at the end of 10 years. Option plans resulted in charges to expense of $2 million in 1993, $7 million in 1992, and $2 million in 1991. At December 31, 1993, 1992, and 1991, exercisable options totaled 1,832,072, 1,516,846, and 1,682,196, respectively. The following table shows the activity for the plans.


STOCK OPTIONS

                                   1993         1992          1991
- ------------------------------------------------------------------
Balance at January 1(a)       4,249,946    3,358,596     3,544,126
Granted                       1,747,200    1,588,550       110,000
Exercised                       474,584      637,100       140,630
Expired or cancelled            144,000       60,100       154,900
- ------------------------------------------------------------------
Balance at December 31        5,378,562    4,249,946     3,358,596
==================================================================

(a) At December 31, 1993, 1,472,286 options were issued in tandem with SARs that entitle the holder to tender an option for cancellation and receive the appreciation in value in cash and common stock of the corporation.

Price range--high                  1993         1992          1991
- ------------------------------------------------------------------
Balance at January 1             $30.31       $29.19        $29.19
Granted                           37.31        30.31         25.50
Exercised                         28.44        26.63         23.16
Expired or cancelled              32.75        26.63         26.63
- ------------------------------------------------------------------
Balance at December 31           $37.31       $30.31        $29.19
==================================================================

==================================================================
Price range--low                   1993         1992          1991
- ------------------------------------------------------------------
Balance at January 1             $11.00       $ 5.69        $ 5.69
Granted                           29.19        27.56         11.00
Exercised                         11.69         5.69          5.69
Expired or cancelled              11.69        11.69         11.69
- ------------------------------------------------------------------
Balance at December 31           $11.00       $11.00        $ 5.69
==================================================================

    Restricted Stock Plan. The corporation has a restricted stock grant plan under which key employees are awarded shares of the corporation's common stock subject to certain vesting requirements. Awards provide that restrictions lapse on the fifth anniversary of the date of the agreement awarding such restricted stock (or sooner if the price of Fleet common stock attains certain levels).
As of December 31, 1993 and 1992, 140,000 grants were outstanding with an average grant price of $24.11.
    Pension Plans. The corporation maintains a noncontributory, defined-benefit retirement and pension plan covering substantially all employees. The corporation maintains a supplemental plan to provide benefits to certain employees whose calculated benefits under the qualified plan exceeds the Internal Revenue Service (IRS) limitation. Benefit payments to retired employees are based upon years of service and a percentage of qualifying compensation during the final years of employment. The amounts contributed to the plan are determined annually based upon the amount needed to satisfy the Employee Retirement Income Security Act (ERISA) funding standards. Assets of the plans are primarily invested in listed stocks, corporate obligations, and U.S. Treasury and government agency obligations.


FUNDED STATUS OF PLANS

                                           Qualified     Nonqualified
December 31                                  Plans           Plans
Dollars in millions                      1993    1992    1993      1992
- -----------------------------------------------------------------------
Actuarial present value
  of accumulated
  benefit obligations:
  Vested benefits                       $ 86     $ 57    $ 11     $  9
  Nonvested benefits                      13        5       1        -
- ----------------------------------------------------------------------
Accumulated benefit
  obligations                             99       62      12        9
Additional benefits related to
  future compensation levels              84       68       4        5
- ----------------------------------------------------------------------
Projected benefits obligation
  rendered to date                       183      130      16       14
Plan assets at fair value                178      158       -        -
- ----------------------------------------------------------------------
Plan assets in excess of
  (less than) projected
  benefit obligations                     (5)      28     (16)     (14)
Unrecognized net
  transition (asset) obligation
  being amortized                         (6)      (7)      2        2
Unrecognized prior service
  cost being amortized                    13       14       1        1
Unrecognized net loss
  from past experience
  different from that assumed             33       18       6        4
Additional amounts recognized
  due to minimum level funding             -        -      (5)      (2)
- ----------------------------------------------------------------------
Prepaid (accrued) pension cost          $ 35     $ 53    $(12)    $ (9)
======================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                FLEET FINANCIAL GROUP


COMPONENTS OF PENSION EXPENSE

Year ended December 31
Dollars in millions                  1993       1992       1991
- ---------------------------------------------------------------
Service cost benefits
  earned during the period           $ 20       $ 17       $  9
Interest cost on projected
  benefit obligation                   14         11          8
Actual return on plan assets          (14)       (10)       (31)
Net amortization and deferral           2         (2)        22
- ---------------------------------------------------------------
Net pension expense                  $ 22       $ 16       $  8
===============================================================

    For December 31, 1993, 1992, and 1991, the assumed discount rate was 7.25%, 7.85%, and 8%, respectively, while the rate of increase in compensation levels used to measure the projected benefit obligation was 5% in 1993, 1992, and 1991. The expected long-term rate-of-return on plan assets was 8.85% for 1993 and 9.00% for both 1992 and 1991.
    Postretirement Health-Care Benefits. In addition to providing pension benefits, the corporation provides health-care cost assistance and life insurance benefits for retired employees. In 1990, the corporation froze the health-care life insurance benefits at 1990 levels for all participating retirees (approximately 2,800). For employees retiring after December 31, 1990, these benefits have been eliminated with the exception of health-care for those employees who had attained 20 years of service and age 55 at December 31, 1990. Such employees (approximately 300) will be offered a reduced frozen level of benefits upon retirement. Prior to 1993, the cost associated with these benefits was expensed as paid. Effective January 1, 1993, the corporation adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," which requires the accrual of expected costs for providing postretirement benefits. The corporation has elected to amortize the transition obligation, which represents the unfunded accumulated benefit obligation as of January 1, 1993, on a straight-line basis over 20 years. The cost of providing these benefits was $10 million, $8 million, and $4 million in 1993, 1992, and 1991, respectively.
    The following table presents the plan's funded status reconciled with amounts recognized on the corporation's balance sheet.

FUNDED STATUS OF POSTRETIREMENT PLAN

December 31
Dollars in millions                                              1993
- ---------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                      $(61)
  Fully eligible active plan participants                        (11)
  Other active plan participants                                  (3)
- --------------------------------------------------------------------
    Total accumulated postretirement benefit obligation          (75)
Plan assets                                                        -
- --------------------------------------------------------------------
Accumulated postretirement benefit obligation
  in excess of plan assets                                       (75)
Unrecognized transition obligation                                72
- --------------------------------------------------------------------
Accrued postretirement benefit cost                             $  3
====================================================================

    The components of the net periodic postretirement benefit cost of $10 million for the year ended December 31, 1993, includes interest cost and the amortization of the transition obligation of $6 million and $4 million, respectively. The discount rate of 7.25% was used in determining the accumulated postretirement benefit obligation. The health-care cost trend rate is 12.5% for 1994, decreasing gradually to 4.5% through the year 2001, and level thereafter. The health-care cost trend rate assumption has a minimal effect on the amounts reported. For example, increasing the assumed health-care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993, by $1 million, and the aggregate of the service cost and interest cost components of the net periodic postretirement benefit cost for 1993 by approximately $115 thousand.
    Other Plans. Fleet and its subsidiaries have various savings and thrift plans covering substantially all employees. The corporation's savings and thrift plan expense was $15 million, $14 million, and $12 million for 1993, 1992, and 1991, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                FLEET FINANCIAL GROUP


NOTE 13.
INCOME TAXES
    Effective January 1, 1993, the corporation changed its method of accounting for income taxes from the deferred method to the liability method required by the Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes." Prior years' financial statements have not been restated. Due to immateriality, the cumulative effect of this accounting change has not been separately disclosed in the statement of income.
    The effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1993, are presented below.

NET DEFERRED TAX ASSETS
December 31
Dollars in millions                                             1993
- --------------------------------------------------------------------
DEFERRED TAX ASSETS:
  Reserve for credit losses                                     $341
  Lease financing                                                129
  Expenses not currently deductible                               93
  Amortization of PMSRs and marketing gains                       92
  Core deposit intangible                                         69
  Other                                                          118
- --------------------------------------------------------------------
    Total gross deferred tax assets                              842
      Less: valuation reserve                                      5
- --------------------------------------------------------------------
        Deferred tax assets                                      837
- --------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
  Lease financing                                                267
  Purchase accounting adjustments                                 78
  Subsidiary stock transaction                                    50
  Depreciation                                                    29
  Other                                                           53
- --------------------------------------------------------------------
        Total gross deferred tax liabilities                     477
- --------------------------------------------------------------------
Net deferred tax assets                                         $360
====================================================================

    Deferred tax assets, net of the valuation reserve, are expected to be realized from the reversal of existing deferred tax liabilities and from the recognition of future taxable income. The $5-million valuation reserve was established to reflect that portion of deferred tax assets that more likely than not will not be realized for state income tax purposes.
    The deferred tax benefit of $114 million includes a benefit of $3 million due to a decrease from the beginning of the year in the deferred tax asset-valuation reserve.

INCOME TAX EXPENSE (BENEFIT)
December 31
Dollars in millions                               1993        1992        1991
- ------------------------------------------------------------------------------
Current income taxes:
  Federal                                        $ 336        $165       $ 147
  State and local                                  105          61          49
- ------------------------------------------------------------------------------
                                                   441         226         196
Deferred income tax expense (benefit):
  Federal                                          (85)         (1)       (116)
  State and local                                  (29)          3         (25)
- ------------------------------------------------------------------------------
                                                  (114)          2        (141)
Total:
  Federal                                          251         164          31
  State and local                                   76          64          24
- ------------------------------------------------------------------------------
                                                 $ 327        $228       $  55
==============================================================================

COMPONENTS OF DEFERRED INCOME TAX EXPENSE (BENEFIT)
December 31
Dollars in millions                               1992        1991
- ------------------------------------------------------------------
Gain on partial sale of FMG                       $ 49       $   -
Provision for credit losses                         16         (48)
Write-down of marketable
  equity securities                                  -          (6)
Capitalized excess servicing fees (net)              -         (11)
Pension funding                                     (6)         (5)
Lease financing transactions                        (9)        (10)
Expenses not currently deductible                  (14)        (43)
Purchase accounting adjustments                    (17)         (7)
Other -- net                                       (17)        (11)
- ------------------------------------------------------------------
Total deferred income tax expense (benefit)       $  2       $(141)
==================================================================

    The income tax expense for the years ended December 31, 1993, 1992, and 1991, varied from the amount computed by applying the statutory income tax rate to income before taxes. The reasons for the differences are as follows.

STATUTORY RATE ANALYSIS
December 31                                      1993           1992          1991
- ----------------------------------------------------------------------------------
Tax at statutory rate                            35.0%          34.0%         34.0%
Increases (decreases) in taxes
  resulting from:
  Tax-exempt income                              (2.0)          (3.0)        (18.8)
  Alternative minimum tax                           -           (1.4)        (17.0)
  Rate differential on carryback                    -              -          21.3
  State and local income taxes, net
    of federal income tax benefit                 6.0            8.2          10.8
  Other--net                                       .9            6.4           5.8
- ----------------------------------------------------------------------------------
Effective tax rate                               39.9%          44.2%         36.1%
==================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                FLEET FINANCIAL GROUP


NOTE 14.
OFF-BALANCE-SHEET ITEMS AND CONCENTRATION OF
CREDIT RISK

INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

December 31                                                 Contract or Notional Amount
- ---------------------------------------------------------------------------------------
Dollars in millions                                                 1993         1992
- ---------------------------------------------------------------------------------------
Financial instruments whose contractual
  amounts represent potential credit risk:
  Commitments to extend credit                                     $14,136      $10,980
  Letters of credit, financial guarantees,
    and foreign office guarantees
    (net of participations)                                          1,303        1,284
Financial instruments whose notional or
  contractual amounts exceed the amount
  of potential credit risk:
  Interest-rate swap transactions                                    6,618        3,012
  Commitments to sell loans                                          3,106        2,591
  Commitments to originate or
    purchase loans                                                   1,918        1,769
  Foreign currency forward contracts                                 1,281        2,427
  Interest-rate futures, forward
    contracts, and option contracts                                  1,097          296
  Interest-rate caps and floors:
    Purchased                                                          642          446
    Sold                                                               618          511
  Assets sold with recourse                                            291          351
  Foreign currency options:
    Purchased                                                           21           38
    Sold                                                                21           77
=======================================================================================

    Commitments to extend credit are agreements to lend to customers in accordance with contractual provisions. These commitments usually are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments do not necessarily represent future cash requirements in that commitments often expire without being drawn upon.

COMMITMENTS TO EXTEND CREDIT

December 31
Dollars in millions                                                  1993         1992
- ---------------------------------------------------------------------------------------
Commercial and industrial loans                                    $ 5,966      $ 4,387
Revolving, open-end loans secured by resi-
  dential properties (e.g., home equity lines)                       2,550        2,448
Credit card lines                                                    1,828        1,127
Commercial real estate                                                 600          270
Other unused commitments                                             3,192        2,748
- ---------------------------------------------------------------------------------------
Total                                                              $14,136      $10,980
=======================================================================================

    Letters of credit and financial guarantees are agreements whereby the corporation guarantees the performance of a customer to a third party. Collateral is required to support letters of credit in accordance with management's evaluation of the creditworthiness of each customer. The credit risk assumed in issuing letters of credit is essentially equal to that in other lending activities. Management does not anticipate any material losses as a result of these transactions.
    The corporation's interest-rate swaps are used as an interest-rate risk tool. The corporation is exposed to risk should the swap counterparty default. However, the corporation minimizes this risk by performing normal credit reviews on the counterparties and by limiting its exposure to any one counterparty. Notional principal amounts are a measure of the volume of agreements transacted, but the level of credit risk is significantly less. The amount of credit risk can be estimated by calculating the cost to replace, on a present value basis, and at current market rates, all profitable contracts outstanding at year-end. Using this methodology, the corporation's interest-rate swap portfolio had an exposure of $125 million on December 31, 1993. On the same date, the corporation had a notional principal amount outstanding of $6.6 billion in interest-rate swap transactions with unrelated (notional amount) parties, of which $5 billion of these swaps represent agreements in which Fleet receives a fixed rate and pays a floating rate, and $1.6 billion represented agreements in which Fleet pays a fixed rate and receives a floating rate.
    Commitments to sell loans have off-balance-sheet market risk to the extent the corporation does not have available loans to fill those commitments, which would require the corporation to purchase loans in the open market. Commitments to originate or purchase loans have off-balance-sheet market risk to the extent that the corporation does not have matching commitments to sell loans obtained under such commitments, which could expose the corporation to lower-of-cost or market-valuation adjustments in a rising interest-rate environment.
    The corporation enters into forward exchange contracts for foreign currencies. Credit risks may

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 FLEET FINANCIAL GROUP


arise from the possibility that counterparties will not be able to meet the terms of their contracts. However, management controls these risks by entering into agreements only in accordance with established credit guidelines and limits.
    The corporation transacts interest-rate options for the purpose of assisting its customers to manage their interest-rate risk. Credit risks may arise from the possibility that the counterparties that have sold options to the corporation will not meet the terms of their contracts. The corporation mitigates these risks by adhering to strict credit guidelines.

CONCENTRATIONS OF CREDIT RISK. Although the corporation is engaged in business nationwide, the lending done by the banking subsidiaries is primarily concentrated in the Northeast.

NOTE 15.
FAIR VALUE OF FINANCIAL INSTRUMENTS
    Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair values, Fleet's fair values should not be compared to other banks.
    Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amounts presented do not purport to represent the underlying market value of the corporation.
    The following describes the methods and assumptions used by Fleet in estimating the fair values.
    Cash and Cash Equivalents. The carrying amounts reported in the balance sheet approximate fair values because maturities are less than 90 days.
    Securities. Fair values are primarily based on quoted market prices.
    Loans. The fair values of commercial, commercial real estate, and certain consumer loans are estimated by discounting the contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. For certain variable-rate consumer loans, including home equity lines of credit and credit card receivables, the carrying amounts approximate fair value. This method of estimating

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 FLEET FINANCIAL GROUP


the fair value of the credit card portfolio excludes the value of the ongoing customer relationships, a factor that can represent a significant premium over book value. For residential real estate loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted for servicing costs. For nonperforming loans and certain loans where the credit quality of the borrower has deteriorated significantly, fair values are estimated by discounting expected cash flows at a rate commensurate with the risk associated with the estimated cash flows, based on recent appraisals of the underlying collateral or by reference to recent loan sales.
    Mortgages Held for Resale. Fair value is estimated using the quoted market prices for securities backed by similar types of loans and current dealer commitments to purchase loans. These loans are priced to be sold with servicing rights retained (as is the corporation's ordinary course of business).
    Deposits. The fair value of deposits with no stated maturity is considered to be equal to the carrying amount. The fair value of time deposits is estimated by discounting contractual cash flows using interest rates currently being offered on the deposit products. The fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of alternative forms of funding (core base intangibles).
    Short-Term Borrowings. Short-term borrowings generally mature in 90 days or less; therefore, the carrying amount reported in the balance sheet approximates fair value.
    Long-Term Debt. The fair value of Fleet's long-term debt, including the short-term portion, is estimated based on quoted market prices for the issues for which there is a market or by discounting cash flows based on current rates available to Fleet for similar types of borrowing arrangements.
    Off-Balance-Sheet Instruments. Fair values for off-balance-sheet instruments are based on quoted market prices, current settlement values, or established pricing models using current assumptions.


ON-BALANCE-SHEET FINANCIAL INSTRUMENTS
- -------------------------------------------------------------------------------------------------
December 31                                     1993                               1992
- -------------------------------------------------------------------------------------------------
                                      Carrying           Fair           Carrying          Fair
Dollars in millions                     Value           Value            Value           Value
- -------------------------------------------------------------------------------------------------
Financial assets:
  Financial assets for which
    carrying value approx-
    imates fair value                 $  2,560        $  2,560         $  3,361         $  3,361
  Securities                            14,123          14,511           12,660           13,063
  Loans                                 24,302          25,136           24,575           25,252
  Mortgages held for resale              2,622           2,630            2,087            2,094
  Trading account securities                91              91              127              127
  Other                                    187             236              423              446
Financial liabilities:
  Deposits with no
    stated maturity                     22,910          22,910           22,266           22,266
  Time deposits                          8,175           8,271           10,469           10,747
  Short-term borrowings                  8,107           8,107            6,399            6,399
  Long-term debt                         3,444           3,620            3,812            3,883
  Other                                    124             124               57               57
================================================================================================

At December 31, 1993 and 1992, the fair value of Fleet's hedge-related interest-rate swaps was $70 million and $71 million, respectively. The fair values of all other off-balance-sheet financial instruments were not material. Certain assets, which are not financial instruments and, accordingly, are not included in the above fair values, contribute substantial value to the corporation in excess of the related amounts recognized in the balance sheet. These include the core deposit intangible and the related retail banking network, the value of customer relationships associated with certain types of consumer loans, particularly the credit card portfolio, lease financing business, and mortgage servicing rights.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 FLEET FINANCIAL GROUP



NOTE 16.
COMMITMENTS, CONTINGENCIES, AND OTHER DISCLOSURES
    The corporation's subsidiary, Fleet Finance, is a defendant in several class-action lawsuits filed in federal and state courts in Georgia and Alabama. Plaintiffs in these suits allege that they are borrowers from lenders from whom Fleet Finance regularly purchased loans or that they are an obligor on a loan that is the subject of a foreclosure action by Fleet Finance. Issues in the cases involve Truth-in-Lending Act regulations, the Georgia Fair Housing Act, laws regarding methods of computing finance charges, and other claims.
    In December 1993, Fleet Finance of Georgia and Fleet Finance, a Rhode Island corporation, entered into a settlement agreement with the Georgia Attorney General and the Governor's Office of Consumer Affairs, to settle an ongoing investigation by those offices. Pursuant to this settlement, Fleet Finance agreed to invest $70 million in low- to moderate-income housing programs administered by the Georgia Housing and Finance Authority, to provide up to $30 million in relief to eligible current and former Fleet Finance customers meeting specific criteria, to expand by $2 million (to a total of $10 million) its commitment to programs benefiting Atlanta's Olympic stadium impacted neighborhoods, and to pay $2.75 million to Georgia as additional compensation and to cover costs of the investigation.
    Fleet Finance also reached an agreement in principle in the fourth quarter of 1993 to settle the Alexander class-action lawsuit, subject to final documentation and court approval. Fleet Finance anticipates that, pursuant to such settlement, it will provide benefits that include cash payments to certain borrowers whose loans included specified points or were foreclosed upon. In addition, pursuant to the proposed settlement, Fleet Finance will prospectively reduce the interest rates of active loans it still owns and pay a monthly supplement on certain loans it has sold.
    In June 1993, the Georgia Supreme Court ruled in Fleet's favor in Fleet Finance v. Jones, et al., ruling that the loans made or purchased by Fleet Finance were not in violation of Georgia's usury statute. The action was dismissed and subsequently appealed. Fleet believes that such appeal will not be successful on the merits.
    A class-action lawsuit filed by Lillie Mae Starr against Fleet Finance in 1992 alleges violations of the Federal Extortionate Credit Transaction Statute (FECTS) and the Racketeer Influenced and Corrupt Organization (RICO) Act and other claims, based on methods of computing and collecting finance charges. The plaintiffs seek actual, compensatory, and punitive damages. The court granted plaintiff's motion for class certification. The case is in discovery and is scheduled to go to trial later in 1994.
    Fleet Finance believes that it has meritorious defenses to the pending suits and intends to defend them vigorously. Based on its current analysis of the various suits, the corporation does not believe that they will have a materially adverse effect on the corporation's financial position.
    The corporation and its subsidiaries are involved in various other legal proceedings arising out of, and incidental to, their respective businesses.
    Management of the corporation, based on its review with counsel of the development of these matters to date, does not anticipate that any losses incurred as a result of these legal proceedings would have a materially adverse effect on the corporation's financial position.

LEASE COMMITMENTS. The corporation has entered into a number of noncancellable operating lease agreements for premises and equipment. The minimum annual rental commitments under these leases at December 31, 1993, exclusive of taxes and other charges, were $83 million in 1994; $72 million, 1995; $62 million, 1996; $43 million, 1997; $39 million, 1998; and $215 million, 1999 and subsequent years. Total rental expense for 1993, 1992, and 1991, including cancellable and noncancellable leases, amounted to $103 million, $89 million, and $69 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 FLEET FINANCIAL GROUP



    Certain leases contain escalation clauses, which correspond with increased real estate taxes and other operating expenses, and renewal options calling for increased rents as the leases are renewed. No restrictions are imposed by any lease agreement regarding the payment of dividends, additional debt financing, or entering into further lease agreements.

REGULATORY MATTERS. As a bank holding company, Fleet is subject to regulation by the Federal Reserve Board. Bank subsidiaries are subject to regulation by the Federal Reserve Board and the Office of the Comptroller of the Currency
(OCC) as well as state regulators. Each subsidiary bank's deposits are insured by the FDIC.
    In addition to Fleet's own monitoring of activities, the credit quality of the assets held by certain Fleet subsidiaries is subject to periodic review by the state and federal bank regulatory agencies noted above. While Fleet believes its current reserves for credit losses are adequate in light of prevailing economic conditions and the current regulatory environment, there can be no assurance that Fleet's subsidiaries will not be required to make certain adjustments to the reserve for credit losses and charge-off policies in response to changing economic conditions or regulatory examinations. Neither Fleet nor any of its subsidiaries has entered into formal written agreements with state and federal regulators.

TRANSACTION AND DIVIDEND RESTRICTIONS. Fleet's banking subsidiaries are subject to restrictions under federal law that limit the transfer of funds by the subsidiary banks to Fleet and its nonbanking subsidiaries. Such transfers by any subsidiary bank to Fleet or any nonbank subsidiary are limited in amount to 10% of the bank's capital and surplus.
    Various federal and state banking statutes limit the amount of dividends the subsidiary banks can pay to Fleet without regulatory approval. The payment of dividends by any subsidiary bank may also be affected by other factors such as the maintenance of adequate capital for such subsidiary bank. Various regulators and the boards of directors of the affected institutions continue to review dividend declarations and capital requirements of Fleet and its subsidiaries consistent with current earnings, future earnings prospects, and other factors.

RESTRICTIONS ON CASH AND DUE FROM BANKS. The corporation's banking subsidiaries are subject to requirements of the Federal Reserve Board to maintain certain reserve balances. At December 31, 1993 and 1992, these reserve balances were $936 million and $928 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 FLEET FINANCIAL GROUP


NOTE 17.
PARENT COMPANY ONLY FINANCIAL STATEMENTS

STATEMENTS OF INCOME
Year ended December 31
Dollars in millions                     1993                     1992                    1991
- ---------------------------------------------------------------------------------------------
Dividends from subsidiaries:
  Banking subsidiaries                  $205                    $132                    $ 201
  Other subsidiaries                      24                      88                      103
Interest                                 118                     123                      154
Gain on partial sale of FMG                -                     121                        -
Other                                     89                      57                       55
- ---------------------------------------------------------------------------------------------
    Total income                         436                     521                      513
- ---------------------------------------------------------------------------------------------
Interest                                 163                     183                      220
Noninterest expense                      185                     118                       56
- ---------------------------------------------------------------------------------------------
    Total expenses                       348                     301                      276
- ---------------------------------------------------------------------------------------------
Income before income taxes
  and equity in undistributed
  income of subsidiaries                  88                     220                      237
Applicable income taxes (benefit)        (45)                     27                       (4)
- ---------------------------------------------------------------------------------------------
Income before equity in
  undistributed income
  of subsidiaries                        133                     193                      241
Equity in undistributed income
  (loss) of subsidiaries                 355                      87                     (143)
- ----------------------------------------------------------------------------------------------
Net income                              $488                    $280                    $  98
==============================================================================================

BALANCE SHEETS
- ----------------------------------------------------------------------------------------------
December 31
Dollars in millions                                      1993                          1992
- ----------------------------------------------------------------------------------------------
Money market instruments                                $  265                        $  422
Securities (market value:
  $206 and $179)                                           189                           147
Loans receivable from:
  Banking subsidiaries                                     167                           168
  Other subsidiaries                                     1,603                         1,469
- ----------------------------------------------------------------------------------------------
                                                         1,770                         1,637
Investment in subsidiaries:
  Banking subsidiaries                                   3,068                         2,676
  Other subsidiaries                                       759                           687
- ----------------------------------------------------------------------------------------------
                                                         3,827                         3,363
Other                                                      329                           337
- ----------------------------------------------------------------------------------------------
Total assets                                            $6,380                        $5,906
==============================================================================================
Short-term borrowings                                   $  591                        $  546
Accrued liabilities                                        368                           265
Long-term debt                                           1,782                         2,085
- ----------------------------------------------------------------------------------------------
  Total liabilities                                      2,741                         2,896
- ----------------------------------------------------------------------------------------------
  Stockholders' equity                                   3,639                         3,010
- ----------------------------------------------------------------------------------------------
Total liabilities and
  stockholders' equity                                  $6,380                        $5,906
==============================================================================================

STATEMENTS OF CASH FLOWS
- ------------------------------------------------------------------------------------------------------------------------
December 31
Dollars in millions                                         1993                       1992                      1991
- ------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                 $ 488                      $ 280                    $     98
Adjustments for noncash items:
  Equity in undistributed (income) loss of subsidiaries     (355)                       (87)                        143
  Depreciation and amortization                               17                         13                          23
  Net securities gains                                       (47)                        (4)                         (9)
  Gain on partial sale of FMG                                  -                       (121)                          -
Increase in accrued liabilities, net                         102                        130                          51
Other--net                                                    38                         20                         (66)
- ------------------------------------------------------------------------------------------------------------------------
    Net cash flow provided by operating activities           243                        231                         240
- ------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of securities                                     (132)                       (27)                         (1)
Proceeds from sales and maturities of securities             137                         18                          85
Net (increase) decrease in loans made to affiliates         (133)                       (49)                        662
Capital contributions to subsidiaries                       (171)                      (310)                       (759)
- ------------------------------------------------------------------------------------------------------------------------
    Net cash flow used by investing activities              (299)                      (368)                        (13)
- ------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net (decrease) increase in short-term borrowings              45                       (383)                     (1,253)
Proceeds from issuance of long-term debt                     300                        868                         533
Repayments of long-term debt                                (603)                       (63)                        (15)
Proceeds from issuance of common and preferred stock         432                         27                         711
Repurchase of preferred stock Series III and IV             (126)                         -                           -
Cash dividends paid                                         (149)                      (125)                       (105)
- ------------------------------------------------------------------------------------------------------------------------
    Net cash flow provided (used) by financing activities   (101)                       324                        (129)
- ------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents        (157)                       187                          98
Cash and cash equivalents at beginning of the year           422                        235                         137
- ------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                   $ 265                      $ 422                    $    235
========================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS         FLEET FINANCIAL GROUP


NOTE 18.
SUPPLEMENTAL DISCLOSURE FOR
STATEMENTS OF CASH FLOWS

CASH-FLOW DISCLOSURE

December 31
Dollars in millions                          1993          1992          1991
- -----------------------------------------------------------------------------
Supplemental disclosure of
  cash-flow information:
Cash paid during the period for:
  Interest expense                          $1,339        $1,559       $1,979
  Income taxes, net
    of refunds                                 428           260          130
- -----------------------------------------------------------------------------

- -----------------------------------------------------------------------------
Supplemental disclosure
  of noncash investing
  and financing activities:
Transfer of loans to
  foreclosed property and
  repossessed equipment                        149           378          528
Conversion of subordinated
  notes to common stock                         --            33           --
Issuance of Class I redeemable
  preferred stock to the FDIC
  for no consideration                          --            --          100
Transfer of investment securities
  to securities available for sale              --            --        8,421
- -----------------------------------------------------------------------------

- -----------------------------------------------------------------------------
Acquisitions:
  Assets acquired, net
    of cash and cash
    equivalents received                        --         1,966       12,046
  Cash and cash
    equivalents received                        --           401        5,808
  Liabilities assumed                           --         2,367       17,854
=============================================================================

NOTE 19.
ACQUISITIONS AND SALES
         On October 11, 1993, the corporation agreed to acquire Sterling Bancshares Corp. (Sterling) of Waltham, Massachusetts, for approximately $125 million in stock, or $39.50 for each share of Sterling common stock. Sterling operates 13 banking offices in Middlesex County, Massachusetts, and had assets of approximately $1 billion at December 31, 1993. Under the terms of the acquisition agreement, Sterling stockholders will receive 1.1575 shares of Fleet Financial Group common stock for each Sterling share subject to a floating exchange rate that may fluctuate 15% in either direction. The merger is subject to approval by Sterling stockholders and various federal and state regulatory agencies. Closing of the transaction is anticipated to take place in the middle of 1994. It is anticipated that the transaction will be accounted for as a pooling of interests.
         The corporation has also received regulatory approval to acquire approximately $700 million in consumer deposits of 29 upstate New York branches of Chemical Bank. The transaction is expected to close by the end of the first quarter of 1994.
         During the first quarter of 1994 the corporation sold its factoring and commercial finance subsidiary, Fleet Factors Corp. to GFC Financial Corp. in an all-cash transaction. Fleet Factors had total assets of approximately $350 million at December 31, 1993, and approximately $800 million in factoring volume for 1993.
         During December 1992, the corporation assumed deposits of approximately $1.5 billion and purchased certain assets of Heritage and Eastland banks from the FDIC. The transactions resulted in the corporation purchasing approximately $1.2 billion in loans, of which approximately $630 million, substantially all commercial real estate and commercial and industrial loans, were subject to loss sharing arrangements with the FDIC. In accordance with the loss arrangements, the FDIC will reimburse the corporation 80% of net charge-offs (subject to an increase to 95% for losses exceeding certain amounts) taken in accordance with regulatory guidelines for periods ranging from three to five years from the date of acquisition.
         During 1992, Fleet also assumed $739 million in deposits from four separate financial institutions located in New England.

SUPPLEMENTAL FINANCIAL INFORMATION                 FLEET FINANCIAL GROUP

TEN-YEAR STATISTICAL SUMMARY (UNAUDITED)
Dollars in millions,
except per share data              1993       1992     1991      1990        1989
- -----------------------------------------------------------------------------------
Net income (loss)                 $  488    $  280      $   98    $  (74)    $  371
Earnings (loss)
  per share                         3.01      1.77        0.67     (0.75)      3.30
Return on average assets            1.06%     0.62%       0.25%    (0.21)%     1.25%
Return on average common
  stockholders' equity             16.07     11.01        4.02      (3.93)    17.70
Book value per share              $22.84    $19.50      $18.15    $ 17.65    $19.87
===================================================================================

Dollars in millions,
except per share data               1988        1987        1986       1985       1984
- ---------------------------------------------------------------------------------------
Net income (loss)                 $  336     $  200       $  253      $  209     $  173
Earnings (loss)
  per share                         3.01       1.82         2.37        1.97       1.74
Return on average assets            1.24%      0.81%        1.19%       1.19%      1.18%
Return on average common
  stockholders' equity             18.15      11.88        17.50       16.34      16.12
Book value per share              $17.84     $15.83       $14.84      $13.21     $12.03
=======================================================================================

QUARTERLY SUMMARIZED FINANCIAL INFORMATION (UNAUDITED)

By quarter                                                1993
- ----------------------------------------------------------------------------------
Dollars in millions,
except per share data                  1         2          3         4      Year
- ----------------------------------------------------------------------------------
Interest income                      $ 814     $ 802      $ 801     $ 795   $3,212
Interest expense                       309       292        279       281    1,161
- ----------------------------------------------------------------------------------
Net interest income                    505       510        522       514    2,051
- ----------------------------------------------------------------------------------
Provision for credit losses             85        70         60        56      271
- ----------------------------------------------------------------------------------
Net interest income after
  provision for credit losses          420       440        462       458    1,780
Securities available for sale gains     19       114        126        23      282
Other noninterest income               290       277        319       297    1,183
- ----------------------------------------------------------------------------------
                                       729       831        907       778    3,245
Noninterest expense                    543       641        687       553    2,424
- -----------------------------------------------------------------------------------
Income before income taxes             186       190        220       225      821
Applicable income taxes                 75        78         88        86      327
- ----------------------------------------------------------------------------------
Net income before
  minority interest                    111       112        132       139      494
Minority interest                       (5)        7         (5)       (3)      (6)
- ----------------------------------------------------------------------------------
Net income                           $ 106     $ 119      $ 127     $ 136   $  488
==================================================================================
Earnings per share                   $0.66     $0.72      $0.78     $0.85   $ 3.01
==================================================================================
Taxable equivalent basis:
  Interest income--as above          $ 814     $ 802      $ 801     $ 795   $3,212
  Taxable equivalent
    adjustment                           8         8          9         8       33
- ----------------------------------------------------------------------------------
Interest income--taxable
  equivalent basis                     822       810        810       803    3,245
Interest expense                       309       292        279       281    1,161
- ----------------------------------------------------------------------------------
Net interest income--taxable
  equivalent basis                   $ 513     $ 518      $ 531     $ 522   $2,084
==================================================================================

By quarter                                                      1992
- -------------------------------------------------------------------------------------------
Dollars in millions,
except per share data                   1            2           3           4        Year
- -------------------------------------------------------------------------------------------
Interest income                       $ 871        $ 864       $ 851       $ 830     $3,416
Interest expense                        405          383         351         324      1,463
- -------------------------------------------------------------------------------------------
Net interest income                     466          481         500         506      1,953
- -------------------------------------------------------------------------------------------
Provision for credit losses             111          129         108         138        486
- -------------------------------------------------------------------------------------------
Net interest income after
  provision for credit losses           355          352         392         368      1,467
Securities available for sale gains      10           55          12         130        207
Other noninterest income                252          258         384         267      1,161
- -------------------------------------------------------------------------------------------
                                        617          665         788         765      2,835
Noninterest expense                     528          544         634         612      2,318
- -------------------------------------------------------------------------------------------
Income before income taxes               89          121         154         153        517
Applicable income taxes                  39           50          74          65        228
- -------------------------------------------------------------------------------------------
Net income before
  minority interest                      50           71          80          88        289
Minority interest                         -            -          (4)         (5)        (9)
- --------------------------------------------------------------------------------------------
Net income                            $  50        $  71       $  76       $  83     $  280
===========================================================================================
Earnings per share                    $0.31        $0.45       $0.49       $0.52     $ 1.77
===========================================================================================
Taxable equivalent basis:
  Interest income--as above           $ 871        $ 864       $ 851       $ 830     $3,416
  Taxable equivalent
    adjustment                            6            8           8           8         30
- -------------------------------------------------------------------------------------------
Interest income--taxable
  equivalent basis                      877          872         859         838      3,446
Interest expense                        405          383         351         324      1,463
- -------------------------------------------------------------------------------------------
Net interest income--taxable
  equivalent basis                    $ 472        $ 489       $ 508       $ 514     $1,983
===========================================================================================

COMMON STOCK PRICE AND DIVIDEND INFORMATION(a) (UNAUDITED)

By quarter                                                1993
- ----------------------------------------------------------------------------------
                                       1         2          3         4      Year
- ----------------------------------------------------------------------------------
Stock Price
  High                               37 7/8    37 1/2     35        35 1/4   37 7/8

  Low                                30 7/8    28 1/4     30 5/8    30       28 1/4
- ----------------------------------------------------------------------------------
Dividends declared                   0.225     0.250       0.25      0.30    1.025

Dividends paid                       0.225     0.225       0.25      0.25     0.95
==================================================================================

By quarter                                                   1992
- -----------------------------------------------------------------------------------------
                                     1             2          3            4        Year
- -----------------------------------------------------------------------------------------
Stock Price
  High                              30 3/4       31          30 7/8      33 7/8     33 7/8

  Low                               24 1/4       26 3/4      25 3/4      27 1/2     24 1/4
- -----------------------------------------------------------------------------------------
Dividends declared                   0.20         0.20        0.20       0.225      0.825

Dividends paid                       0.20         0.20        0.20        0.20      0.800
=========================================================================================

(a) Fleet's common stock is listed on the New York Stock Exchange. The table above sets forth, for the period indicated, the range of high and low sale prices per share of Fleet's common stock on the composite tape and dividends declared and paid per share. At December 31, 1993, the corporation had 38,888 common stockholders of record.


SUPPLEMENTAL FINANCIAL INFORMATION                 FLEET FINANCIAL GROUP


CONSOLIDATED AVERAGE BALANCES/INTEREST EARNED-PAID/RATES 1989-1993 (UNAUDITED)

December 31                                                                 1993
- ----------------------------------------------------------------------------------------------
                                                                           Interest
                                                          Average           Earned/
Dollars in millions(a)                                    Balance           Paid(b)       Rate
- ----------------------------------------------------------------------------------------------
ASSETS:
Interest-bearing deposits                                   $    21          $    1       2.87%
Federal funds sold and securities purchased
  under agreements to resell                                    163               5       3.02
Trading account securities                                       79               3       4.05
Securities available for sale                                10,442             722       6.91
Investment securities                                         1,817             120       6.60
Nontaxable securities                                           679              44       6.49
Loans and leases(c)                                          26,144           2,210       8.46
Mortgages held for resale                                     1,979             140       7.05
Foreclosed property and repossessed equipment                   211              --         --
- ----------------------------------------------------------------------------------------------
    Total interest-earning assets                            41,535           3,245       7.81%
- ----------------------------------------------------------------------------------------------
Accrued interest receivable                                     348              --         --
Reserve for credit losses                                    (1,033)             --         --
Other assets                                                  5,116              --         --
- ----------------------------------------------------------------------------------------------
Total assets                                                $45,966          $3,245         --
==============================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
  Savings                                                   $15,990          $  342       2.14%
  Time                                                        9,183             402       4.37
- ----------------------------------------------------------------------------------------------
    Total interest-bearing deposits                          25,173             744       2.96
- ----------------------------------------------------------------------------------------------
Short-term borrowings                                         5,971             180       3.02
Long-term debt                                                3,718             237       6.37
- ----------------------------------------------------------------------------------------------
    Total interest-bearing liabilities                       34,862           1,161       3.33
- ----------------------------------------------------------------------------------------------
    Net interest spread                                          --           2,084       4.48%
- ----------------------------------------------------------------------------------------------
Demand deposits and other
  noninterest-bearing time deposits                           6,429              --         --
Other liabilities                                             1,222              --         --
- ----------------------------------------------------------------------------------------------
    Total liabilities                                        42,513           1,161         --
- ----------------------------------------------------------------------------------------------
Dual convertible preferred stock                                 --              --         --
Stockholders' equity and dual
  convertible preferred stock                                 3,453              --         --
- ----------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                  $45,966          $1,161         --
==============================================================================================
Net interest margin                                                                       5.02%
==============================================================================================

December 31                                                                  1992
- ----------------------------------------------------------------------------------------------
                                                                            Interest
                                                            Average         Earned/
Dollars in millions(a)                                      Balance         Paid(b)     Rate
- ----------------------------------------------------------------------------------------------
ASSETS:
Interest-bearing deposits                                     $    22         $    1      3.21%
Federal funds sold and securities purchased
  under agreements to resell                                      657             14      2.25
Trading account securities                                         81              4      4.86
Securities available for sale                                  11,059            863      7.80
Investment securities                                             196             14      7.06
Nontaxable securities                                             454             24      5.25
Loans and leases(c)                                            26,615          2,378      8.94
Mortgages held for resale                                       1,630            148      9.08
Foreclosed property and repossessed equipment                     514             --        --
- ----------------------------------------------------------------------------------------------
    Total interest-earning assets                              41,228          3,446      8.36%
- ----------------------------------------------------------------------------------------------
Accrued interest receivable                                       335             --        --
Reserve for credit losses                                      (1,058)            --        --
Other assets                                                    4,661             --        --
- ----------------------------------------------------------------------------------------------
Total assets                                                  $45,166         $3,446        --
==============================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
  Savings                                                     $14,816         $  446      3.01%
  Time                                                         11,735            630      5.37
- ----------------------------------------------------------------------------------------------
    Total interest-bearing deposits                            26,551          1,076      4.05
- ----------------------------------------------------------------------------------------------
Short-term borrowings                                           4,753            164      3.45
Long-term debt                                                  3,127            223      7.10
- ----------------------------------------------------------------------------------------------
    Total interest-bearing liabilities                         34,431          1,463      4.25
- ----------------------------------------------------------------------------------------------
    Net interest spread                                            --          1,983      4.11%
- ----------------------------------------------------------------------------------------------
Demand deposits and other
  noninterest-bearing time deposits                             6,850             --        --
Other liabilities                                                 991             --        --
- ----------------------------------------------------------------------------------------------
    Total liabilities                                          42,272          1,463        --
- ----------------------------------------------------------------------------------------------
Dual convertible preferred stock                                  283             --        --
Stockholders' equity and dual
  convertible preferred stock                                   2,611             --        --
- ----------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                    $45,166         $1,463        --
==============================================================================================
Net interest margin                                                                       4.80%
==============================================================================================

(a) The data in this table is presented on a taxable equivalent basis. The tax-equivalent adjustment is based upon the applicable federal and state income tax rates.
(b) Includes fee income of $58 million, $69 million, $67 million, $59 million, and $89 million for the years ended December 31, 1993, 1992, 1991, 1990, and 1989, respectively.
(c) Nonperforming loans are included in average balances used to determine rates.

SUPPLEMENTAL FINANCIAL INFORMATION                 FLEET FINANCIAL GROUP



               1991                                      1990                                      1989
- ---------------------------------------------------------------------------------------------------------------------
              Interest                                  Interest                                  Interest
Average        Earned/                    Average        Earned/                    Average       Earned/
Balance        Paid(b)        Rate        Balance        Paid(b)       Rate         Balance       Paid(b)        Rate
- ---------------------------------------------------------------------------------------------------------------------
$    68        $    4         5.46%       $   193        $   17         8.98%       $   176        $   16        9.05%

  1,455            86         5.93          1,681           135         8.05            220            21        9.53
     73             5         6.89             31             2         6.48             25             2        7.15
  1,376            91         6.63              -             -            -              -             -           -
  5,838           530         9.07          5,473           535         9.78          3,383           277        8.19
    949            66         6.91          1,654           117         7.04          1,511           165       10.96
 23,995         2,475        10.31         21,027         2,434        11.57         20,371         2,569       12.61
  1,225           118         9.67          1,227           133        10.86          1,028           108       10.48
    468             -            -            503             -            -            324             -           -
- ---------------------------------------------------------------------------------------------------------------------
 35,447         3,375         9.52%        31,789         3,373        10.61%        27,038         3,158       11.68%
- ---------------------------------------------------------------------------------------------------------------------
    307             -            -              -             -            -              -             -           -
   (828)            -            -           (563)            -            -           (325)            -           -
  3,913             -            -          3,137             -            -          3,085             -           -
- ---------------------------------------------------------------------------------------------------------------------
$38,839        $3,375            -        $34,363        $3,373            -        $29,798        $3,158           -
=====================================================================================================================


$10,849        $  523         4.82%       $ 7,439        $  420         5.65%       $ 7,080        $  403        5.69%
 13,399           957         7.15         11,168           923         8.27          9,834           853        8.68
- ---------------------------------------------------------------------------------------------------------------------
 24,248         1,480         6.11         18,607         1,343         7.22         16,914         1,256        7.43
- ---------------------------------------------------------------------------------------------------------------------
  3,284           217         6.60          6,366           551         8.65          4,260           385        9.04
  3,020           233         7.71          2,544           232         9.12          1,809           175        9.68
- ---------------------------------------------------------------------------------------------------------------------
 30,552         1,930         6.32         27,517         2,126         7.73         22,983         1,816        7.90
- ---------------------------------------------------------------------------------------------------------------------
                1,445         3.20%                       1,247         2.88%                       1,342        3.78%
- ---------------------------------------------------------------------------------------------------------------------

  5,267             -            -          4,118             -            -          3,958             -           -
    617             -            -            531             -            -            675             -           -
- ---------------------------------------------------------------------------------------------------------------------
 36,436         1,930            -         32,166         2,126            -         27,616         1,816           -
- ---------------------------------------------------------------------------------------------------------------------
    134             -            -              -             -            -              -             -           -

  2,269             -            -          2,197             -            -          2,182             -           -
- ---------------------------------------------------------------------------------------------------------------------
$38,839        $1,930            -        $34,363        $2,126            -        $29,798        $1,816           -
=====================================================================================================================
                              4.09%                                     3.92%                                    4.96%
=====================================================================================================================

SUPPLEMENTAL FINANCIAL INFORMATION                 FLEET FINANCIAL GROUP


    The following table sets forth for the periods indicated a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rate.

RATE/VOLUME ANALYSIS (UNAUDITED)
                                                         1993 Compared to 1992                   1992 Compared to 1991
- -------------------------------------------------------------------------------------------------------------------------
                                                     Increase (Decrease) Due to(a)           Increase (Decrease) Due to(a)
- --------------------------------------------------------------------------------------------------------------------------
Dollars in millions                                 Volume        Rate         Net         Volume        Rate          Net
- --------------------------------------------------------------------------------------------------------------------------
Interest earned on:(b)
  Interest-bearing deposits                         $   -        $   -        $   -         $  (1)       $  (2)       $  (3)
  Federal funds sold and securities purchased
    under agreements to resell                        (17)           8           (9)          (18)         (54)         (72)
  Trading account securities                            -           (1)          (1)            -           (1)          (1)
  Securities available for sale                       (46)         (95)        (141)          756           16          772
  Investment securities                               107           (1)         106          (399)        (117)        (516)
  Nontaxable securities                                14            6           20           (26)         (16)         (42)
  Loans and leases                                    (42)        (126)        (168)          234         (331)         (97)
  Mortgages held for resale                           181         (189)          (8)           37           (7)          30
- ---------------------------------------------------------------------------------------------------------------------------
      Total interest-earning assets                   197         (398)        (201)          583         (512)          71
- ---------------------------------------------------------------------------------------------------------------------------
Interest paid on:
  Deposits:
    Savings                                            39         (143)        (104)          119         (196)         (77)
    Time                                             (123)        (105)        (228)          (89)        (238)        (327)
- ---------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                 (84)        (248)        (332)           30         (434)        (404)
- ---------------------------------------------------------------------------------------------------------------------------
  Short-term borrowings                                32          (16)          16            50         (103)         (53)
  Long-term debt                                       32          (18)          14             8          (18)         (10)
- ---------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities              (20)        (282)        (302)           88         (555)        (467)
- ---------------------------------------------------------------------------------------------------------------------------
Net interest differential(b)(c)                     $ 217        $(116)       $ 101         $ 495        $  43        $ 538
===========================================================================================================================

(a) The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the changes in each.
(b) A tax-equivalent adjustment has been included in the calculations to reflect this income as if it had been fully taxable.
    The tax-equivalent adjustment is based upon the applicable federal and state income tax rates.
(c) Includes fee income of $58 million, $69 million, and $67 million for the years ended December 31, 1993, 1992, and 1991, respectively.

LOAN AND LEASE MATURITY (UNAUDITED)
December 31, 1993               Within 1    1 to 5     After 5
Dollars in millions               Year       Years      Years   Total
- ---------------------------------------------------------------------
Commercial and industrial        $4,811     $ 4,934    $1,359  $11,104
Consumer                          1,536       4,434     1,561    7,531
Commercial real estate:
  Construction                      194         247        36      477
  Interim/permanent               1,042       2,348       527    3,917
Residential real estate              92         525     1,435    2,052
Lease financing                     373         587        74    1,034
Other                                 -         195         -      195
- ----------------------------------------------------------------------
Total                            $8,048     $13,270    $4,992  $26,310
======================================================================

INTEREST SENSITIVITY OF LOANS OVER ONE YEAR (UNAUDITED)
December 31, 1993                            Predetermined       Floating
Dollars in millions                          Interest Rates   Interest Rates     Total
- --------------------------------------------------------------------------------------
1 to 5 years                                     $4,848         $ 8,422         $13,270
After 5 years                                     3,288           1,704           4,992
- ---------------------------------------------------------------------------------------
Total                                            $8,136         $10,126         $18,262
=======================================================================================

AFFILIATES                                              FLEET FINACIAL GROUP

BANKING COMPANIES                         FINANCIAL SERVICES COMPANIES

FLEET BANK                                AFSA DATA CORP.
Thomas A. Doherty                         Douglas A. Leafstedt
Chairman, President, and                  Chairman and Chief Executive Officer
Chief Executive Officer                   Steven Snyder
300 Broad Hollow Road                     President
Melville, NY 11747                        2277 East 220th Street
Telephone: (516) 547-8000                 Long Beach, CA 90810-1690
                                          Telephone: (310) 513-2700
FLEET BANK, N.A.
Frederick C. Copeland, Jr.                FLEET BROKERAGE SECURITIES
Chairman, President, and                  Frieda Z. Lewis
Chief Executive Officer                   President and Chief Executive Officer
One Constitution Plaza                    67 Wall Street
Hartford, CT 06115                        New York, NY 10005
Telephone: (203) 244-5000                 Telephone: (212) 806-2888

FLEET BANK OF MAINE                       FLEET CREDIT CORP.
M. Anne Szostak                           Ronald H. Chamides
Chairman, President, and                  President
Chief Executive Officer                   50 Kennedy Plaza
One City Center                           Providence, RI 02903
P.O. Box 9791                             Telephone: (401) 278-6000
Portland, ME 04104-5091
Telephone: (207) 874-5000                 FLEET FINANCE, INC.
                                          John S. Poelker
FLEET BANK OF MASSACHUSETTS, N.A.         Chairman and Chief Executive Officer
Leo R. Breitman                           R. Harold Owens
Chairman and Chief Executive Officer      President and Chief Operating Officer
John P. Hamill                            Suite 800
President                                 211 Perimeter Center Parkway
75 State Street                           Atlanta, GA 30346
Boston, MA 02109                          Telephone: (404) 392-2400
Telephone: (617) 346-4000
                                          FLEET MORTGAGE GROUP, INC.
FLEET BANK-NH                             Andrew D. Woodward, Jr.
Dean T. Holt                              Chairman and Chief Executive Officer
Chairman                                  Robert T. Golitz
Michael C. Whitney                        President and Chief Operating Officer
President and Chief Executive Officer     1333 Main Street
One Indian Head Plaza                     P.O. Box 11988
Albany, NY 12207                          Columbia, SC 29211
Telephone: (603) 594-5000                 Telephone: (803) 929-7900

FLEET BANK OF NEW YORK                    FLEET INVESTMENT ADVISORS
Erland E. Kailbourne                      Harold A. Mackinney, Jr.
Chairman and Chief Credit Officer         Chairman and Chief Executive Officer
Dean T. Holt                              50 Kennedy Plaza
President and Chief Credit Officer        Providence, RI 02903
Peter D. Kiernan Plaza                    Telephone: (401) 278-6600
Albany, NY  12207
Telephone: (518)  447-4100                FLEET INVESTMENT SERVICES
                                          Richard H. Jones
FLEET BANK-RI                             President and Chief Executive Officer
Thomas J. Skala                           50 Kennedy Plaza
Chairman and Chief Executive Officer      Providence, RI 02903
Richard A. Higginbotham                   Telephone: (401) 278-6600
President
111 Westminster Street                    FLEET SECURITIES, INC.
Providence, RI  02903                     John P. O'Brien
Telephone: (401) 278-6000                 President
                                          14 Wall Street--27th Floor
                                          New York, NY 10005
                                          Telephone: (212) 285-0800

                                          FLEET SERVICES CORP.
                                          David M. Sheppard
                                          Chairman and Chief Executive Officer
                                          P.O. Box 366
                                          Providence, RI 02901
                                          Telephone: (401) 275-7050
                                          Robert P. Drum
                                          President
                                          Peter D. Kiernan Plaza
                                          Albany, NY 12207
                                          (518) 447-4100

                                          RECOLL MANAGEMENT CORP.
                                          Thomas W. Lucey
                                          President and Chief Executive Officer
                                          245 Summer Street
                                          Boston, MA 02209-9173
                                          Telephone: (617) 742-0020

OFFICERS AND DIRECTORS                                   FLEET FINANCIAL GROUP


         OFFICERS                                  BOARD OF DIRECTORS

         Terrence Murray                           Terrence Murray                             Ruth R. McMullin
         Chairman, President, and                  Chairman, President, and                    President and Chief Executive
         Chief Executive Officer                   Chief Executive Officer                     Officer
                                                   Fleet Financial Group                       Harvard Business School
         Robert J. Higgins                         Providence, R.I.                            Publishing Corp.
         Vice Chairman                                                                         Boston, Mass., a professional
                                                   William Barnet, III                         publishing organization of the
         H. Jay Sarles                             President                                   Harvard Business School
         Vice Chairman                             William Barnet & Son, Inc.
                                                   Spartanburg, S.C., processing and           Arthur C. Milot
         Michael R. Zucchini                       trading natural and synthetic               Private Investor
         Vice Chairman                             yarns, fibers, and resins                   Jamestown, R.I.

         Eugene M. McQuade                         Bradford R. Boss                            Thomas D. O'Connor
         Executive Vice President and              Chairman                                    President
         Chief Financial Officer                   A.T. Cross Company                          Mohawk Paper Mills, Inc.
                                                   Lincoln, R.I., a manufacturer and           Cohoes, N.Y., a manufacturer and
         James P. Murphy                           distributor of fine writing                 distributor of fine printing
         Executive Vice President                  instruments and leather goods               papers

         John B. Robinson, Jr.                     James E. Chandler                           Michael B. Picotte
         Executive Vice President                  Retired Chairman and Director               Managing General Partner and
                                                   Fleet Bank-NH                               Chief Executive Officer
         Edward J. Devin                           Nashua, N.H.                                The Picotte Companies
         Senior Vice President                                                                 Albany, N.Y., investment builders
                                                   Paul J. Choquette, Jr.                      of commercial office buildings
         Peter C. Fitts                            President
         Senior Vice President                     Gilbane Building Company                    James J. Preble
                                                   Providence, R.I., a national                Retired Vice Chairman
         William C. Mutterperl                     construction firm                           Fleet Financial Group
         Senior Vice President, Secretary                                                      Providence, R.I.;
         and General Counsel                       James F. Hardymon                           Retired Chairman
                                                   Chairman and Chief Executive                Fleet Bank, N.A.
         Anne M. Slattery                          Officer                                     Hartford, Conn.
         Senior Vice President                     Textron Inc.
                                                   Providence, R.I., a                         John D. Reardon
         P. Emery Covington                        multi-industry company                      Retired Chairman
         Vice President                                                                        Daniel Green Company
                                                   Robert M. Kavner                            Dolgeville, N.Y., a manufacture
         Thomas E. Freeman                         Executive Vice President                    of leisure footwear
         Vice President                            American Telephone and Telegraph
                                                   Co.;                                        John A. Reeves
         Richard A. Higginbotham                   Chief Executive Officer                     President
         Vice President                            Multimedia Products and Services            Pitkin Iron Corp.
                                                   Group                                       Carbondale, Colo.
         Peter L. Hood                             New York, N.Y., a corporation
         Vice President                            engaged in the electronic movement          John R. Riedman
                                                   and management of information               Chairman
         Richard H. Jones                          worldwide                                   Riedman Corp.
         Vice President                                                                        Rochester, N.Y., a national
                                                   Lafayette Keeney                            insurance brokerage
         Robert W. Lougee, Jr.                     Retired Chairman
         Vice President                            Sage-Allen & Co., Inc.                      John S. Scott
                                                   Hartford, Conn., a retail                   Retired Chairman
         Harold A. Mackinney, Jr.                  department store                            Richardson-Vicks Inc.
         Vice President                                                                        Wilton, Conn., a worldwide
                                                   E. Douglas Kenna                            marketer of consumer products
         Robert L. Nellson                         Chairman
         Vice President                            Roper Industries, Inc.
                                                   Athens, Ga., a diversified
         Robert C. Lamb, Jr.                       manufacturing company
         Controller
                                                   Raymond C. Kennedy
         Richard R. Pannone                        Chairman
         Treasurer                                 Kendell Holdings, Inc.
                                                   Hudson, N.Y., a private venture
                                                   capital company investing in
                                                   small, new companies

STOCKHOLDERS' INFORMATION         FLEET FINANCIAL GROUP


DIVIDEND POLICY
The Board of Directors of Fleet Financial Group considers dividends at least annually. The current annualized dividend rate is $1.20 per common share.

DIVIDEND REINVESTMENT SERVICE
Fleet's automatic dividend reinvestment service, available on request, enables stockholders to have their quarterly dividends reinvested in shares of the corporation and/or to make voluntary cash investments. All brokerage fees and commissions for these transactions are absorbed by the corporation. Occasionally, the corporation may establish discounts on these transactions.

STOCK TRANSFER AGENTS
Fleet Bank-RI, Providence, Rhode Island
Mellon Financial Securities, Inc., New York, New York

DIVIDEND DISBURSING AGENT
Fleet Bank-RI, Providence, Rhode Island

REGISTRARS OF STOCK
Citizens Trust Company, Providence, Rhode Island
Chemical Bank, New York, New York

INDEPENDENT AUDITORS
KPMG Peat Marwick, Providence, Rhode Island

MARKET DATA OF FLEET FINANCIAL GROUP'S COMMON STOCK
Traded: New York Stock Exchange
Symbol: FLT
Stockholders of record (12/31/93): 38,888
Shares outstanding (12/31/93): 137,381,588

DATE AND PLACE OF NEXT ANNUAL MEETING OF STOCKHOLDERS
April 20, 1994, Albany, New York

INFORMATION SERVICE
Fleet welcomes stockholder and public interest in our services and activities. Questions pertaining to material presented in this report and requests for other reports filed with the Securities and Exchange Commission should be directed to:

Corporate Communications
Fleet Financial Group
50 Kennedy Plaza
Providence, Rhode Island 02903
(401) 278-5800