Form 10-K, Exhibit 13
period 1994-12-31
FLEET FINANCIAL GROUP INC /RI/
filed 1995-03-17
CIK 50341


SELECTED FINANCIAL HIGHLIGHTS(a)
- --------------------------------------------------------------------------------------------------------------------------------
December 31
Dollars in millions, except per share data        1994         1993         1992         1991         1990         1989
- --------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Interest income                                 $ 3,312      $ 3,245      $ 3,446      $ 3,375      $ 3,373       $ 3,158
Interest expense                                  1,290        1,161        1,463        1,930        2,126         1,816
Net interest income                               2,022        2,084        1,983        1,445        1,247         1,342
Provision for credit losses                          62          271          486          509          762           160
Securities gains (losses)                            (1)         282          207          173          (37)           26
Noninterest income                                1,173        1,465        1,368        1,082          735           576
Noninterest expense                               2,070        2,424        2,318        1,819        1,289         1,128
Net income (loss)                                   613          488          280           98          (74)          371

PER COMMON SHARE
Earnings (loss)                                 $  3.75      $  3.01      $  1.77      $  0.67      $ (0.75)      $  3.30
Market value (year-end)                           32.38        33.38        32.75        24.88        11.00         26.13
Cash dividends declared                            1.40        1.025        0.825         0.80         1.25          1.31
Book value (year-end)                             22.23        22.84        19.50        18.15        17.65         19.87

AT YEAR-END
Assets                                          $48,757      $47,923      $46,939      $45,445      $32,507       $33,441
Securities                                       11,244       14,123       12,660       10,625        5,270         5,524
Loans and leases                                 27,541       26,310       26,647       26,761       20,465        21,633
Reserve for credit losses                           953        1,000        1,029        1,021          700           341
Deposits                                         34,806       31,085       32,735       35,245       23,191        21,677
Short-term borrowings                             5,951        8,107        6,399        3,474        3,600         6,455
Long-term debt                                    3,457        3,444        3,812        3,004        3,064         2,204
Total stockholders' equity                        3,380        3,639        3,010        2,510        2,069         2,289

RATIOS
Return on average common equity                   18.77%(b)    16.07%       11.01%        4.02%       (3.93)%       17.70%
Return on average assets                           1.27         1.06         0.62         0.25        (0.21)         1.25
Common dividend payout ratio                      31.34        28.71        36.12        96.66          N/A         38.30
Net interest margin                                4.64         5.02         4.80         4.09         3.92          4.96
Efficiency ratio                                   63.7         66.3         68.1         72.0         65.0          58.8
Common stockholders' equity-to-assets (year-end)   6.16         6.55         5.13         4.82         5.98          6.47
Average total stockholders' equity-to-assets       7.40         7.51         5.78         5.84         6.39          7.32
- --------------------------------------------------------------------------------------------------------------------------------

(a) This schedule is prepared on a fully taxable equivalent (FTE) basis.
(b) Includes average unrealized securities losses as a result of the adoption of FASB Statement No. 115 on January 1, 1994.
    Excluding average unrealized securities losses, return on average common equity would have been 18.11% for the year ended
    December 31, 1994.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- -------------------------------------------------------------------------------


OVERVIEW

     Fleet Financial Group (Fleet or the corporation) reported record net income for 1994 of $613 million, or $3.75 per share, an increase of $125 million, or 26%.

      -Return on assets (ROA) and return on equity (ROE) improved to 1.27% and 18.77% in 1994, from 1.06% and 16.07% in 1993, respectively, reflecting favorable loan-growth trends, expense reductions resulting from the corporation's efficiency improvement programs, continued improvement in credit quality, and continued expansion of its banking and financial services franchises.

     -Net interest income on a fully taxable equivalent (FTE) basis totaled $2.0 billion for 1994, compared to $2.1 billion in 1993. The net interest margin for 1994 was 4.64% compared to 5.02% for 1993. The decrease of 38 basis points was due principally to the rise in interest rates during 1994 as the increased cost of funding sources outpaced the increase in yield on earning assets. The impact of the narrower margin in 1994 was substantially offset by growth in the corporation's average earning assets from $41.5 billion in 1993 to $43.5 billion in 1994.

     -The provision for credit losses was $62 million in 1994 compared to $271 million in 1993, with the decline due to continued improvements in asset quality and significant reductions in net charge-offs. Net charge-offs decreased $186 million and nonperforming assets (NPAs) decreased $83 million to $518 million.

     -Noninterest income, excluding securities gains (losses), totaled $1.17 billion during 1994 compared to $1.18 billion in 1993. Noninterest income was adversely affected by a decrease in mortgage banking revenues resulting from the negative impact of increasing interest rates on mortgage originations.

     -Noninterest expense, excluding $44 million of restructuring charges, totaled $2.0 billion for the year ended December 31, 1994. Excluding the $125-million restructuring charge and the $90-million charge related to the accelerated amortization of mortgage servicing assets in 1993, noninterest expense was reduced by approximately $183 million, or 8%. Significant reductions were noted in employee compensation and several other expense categories. These reductions are attributable to the successful implementation of strategies developed as part of the corporation's efficiency improvement programs.

     -Total loans of $27.5 billion at December 31, 1994, represented an increase of approximately $1.2 billion, or 5%, compared to $26.3 billion at December 31, 1993.


                                 [CHART NO. 1]

     The line graph compares return on assets for each of the five years in the five-year period ended December 31, 1994. Return on assets was 1.27% for 1994; 1.06%, 1993; 0.62%, 1992; 0.25%, 1991; and (0.21%), 1990.

                                 [CHART NO. 2]

     The line graph compares return on equity for each of the five years in the five-year period ended December 31, 1994. Return on equity was 18.77% for 1994; 16.07%, 1993; 11.01%, 1992; 4.02%, 1991; and (3.93%), 1990.

INCOME STATEMENT ANALYSIS
NET INTEREST INCOME

- -----------------------------------------------------------------
Year ended December 31
Dollars in millions
FTE basis                           1994        1993        1992
=================================================================
Interest income                    $3,272      $3,212      $3,416
Tax-equivalent adjustment              40          33          30
Interest expense                    1,290       1,161       1,463
- -----------------------------------------------------------------
Net interest income                $2,022      $2,084      $1,983
=================================================================


     Net interest income on an FTE basis for the year ended December 31, 1994, decreased $62 million compared to 1993, due primarily to a reduction in net interest margin. However, the negative impact of the reduction in net interest margin was substantially offset by growth in the corporation's average earning assets from $41.5 billion in 1993 to $43.5 billion in 1994.


Net Interest Margin and Interest-Rate Spread

=======================================================================
December 31                              1994                 1993
- -----------------------------------------------------------------------
Taxable-equivalent rates         Average               Average
Dollars in millions              Balance     Rate      Balance     Rate
- -----------------------------------------------------------------------
Money market instruments         $   137     5.20%     $   184     3.00%
Securities                        15,511     5.99       13,017     6.83
Loans and leases                  26,637     8.62       26,144     8.46
Mortgages held for resale          1,120     7.14        1,979     7.05
Other                                120        -          211        -
- -----------------------------------------------------------------------
Total interest-earning assets     43,525     7.61       41,535     7.81
- -----------------------------------------------------------------------
Deposits                          25,645     2.98       25,173     2.96
Short-term borrowings              7,645     3.85        5,971     3.02
Long-term debt                     3,392     6.85        3,718     6.37
- -----------------------------------------------------------------------
Interest-bearing liabilities      36,682     3.52       34,862     3.33
- -----------------------------------------------------------------------
Interest-rate spread                         4.09                  4.48
Interest-free sources of funds     6,843                 6,673
- -----------------------------------------------------------------------
Total sources of funds           $43,525     2.97%     $41,535     2.79%
=======================================================================
Net interest margin                          4.64%                 5.02%
=======================================================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- -------------------------------------------------------------------------------


     The net interest margin for 1994 decreased 38 basis points to 4.64% compared to 5.02% for 1993, primarily due to the the impact of 1994's rising interest-rate environment on borrowed funds and the repositioning of the corporation's investment portfolio in anticipation of continued rising rates.


Securities Portfolio

=======================================================================
December 31
Dollars in millions                 1994           1993          1992
- -----------------------------------------------------------------------
Carrying value                      $11,244       $14,123       $12,660
Average maturity(a)               3.0 years     3.0 years     5.0 years
Yield at year-end(b)                   6.29%         6.11%         7.41%
=======================================================================

(a) Average maturity relates to debt securities only and is calculated using repricing dates rather than contractual maturities.
(b) Relates to debt securities only.


     Average securities increased $2.5 billion in 1994, however on a period-end basis, total securities decreased almost $3 billion. This decrease, primarily U.S. Treasury securities, resulted from the corporation's repositioning program aimed at reducing the corporation's exposure to rising interest rates.

     Average loans increased from $26.1 billion at December 31, 1993, to $26.6 billion at December 31, 1994. This $500-million increase reflects growth in commercial and consumer loan originations, partially offset by the sale of the corporation's factoring business and the loan discount recorded as part of the release of the Federal Deposit Insurance Corp. (FDIC) from its federal financial assistance agreements on certain loans purchased by Fleet.

     The average balance of mortgages held for resale decreased approximately $850 million as a result of a less favorable interest-rate environment and the resultant negative impact on mortgage loan production.

     Average deposits increased to $25.6 billion at December 31, 1994, from $25.2 billion a year ago due to increased wholesale funding. The net interest rate paid on average deposits of 2.98% in 1994 remained relatively unchanged from the 2.96% in 1993. However, deposit costs rose in the latter part of 1994 and that trend is expected to continue in 1995.

     Average short-term borrowings increased $1.7 billion from $6.0 billion at December 31, 1993. This increase corresponds to the increase in average securities over the same period, partially offset by the decrease in short-term borrowings at Fleet Mortgage Group (FMG) due to the decrease in mortgages held for resale. Rising interest rates caused an 83 basis-point increase in the rate paid on short-term borrowings in 1994.

     While average long-term debt decreased slightly over the year, the rate paid on long-term debt increased as maturing lower-rate long-term debt was replaced by new issuances of higher-rate debt.

     The contribution to the net interest margin from interest-free sources during 1994 of 55 basis points increased slightly from 54 basis points in 1993.


NONINTEREST INCOME

===================================================================
Year ended December 31
Dollars in millions                   1994        1993        1992
- -------------------------------------------------------------------
Mortgage banking revenue             $  363      $  414      $  364
Investment services revenue             175         174         160
Service charges on deposits             169         173         162
Other service charges, fees,
  and commissions                        87          67          61
Student loan servicing fees              54          51          61
FDIC loan administration fees            52          31          12
Merchant discount fees                   34          31          24
Trading income                           20          28          21
Brokerage fees and commissions           16          20          18
Insurance                                15          19          21
Other noninterest income                189         175         136
- -------------------------------------------------------------------
  Total operating noninterest
    income                            1,174       1,183       1,040
- -------------------------------------------------------------------
Securities available for
  sale gains (losses)                    (1)        282         207
Gain on partial sale of FMG               -           -         121
- -------------------------------------------------------------------
Total noninterest income             $1,173      $1,465      $1,368
===================================================================


     Total operating noninterest income totaled $1,174 million in 1994 compared to $1,183 million in 1993. This decrease is due primarily to reductions in mortgage banking revenue offset in part by an increase in fee-based revenues.


Mortgage Banking Revenue

==================================================================
Year ended December 31
Dollars in millions                   1994        1993        1992
- ------------------------------------------------------------------
Net loan servicing revenue            $273        $231        $234
Mortgage production revenue             29         158         114
Gains on sales of
  mortgage servicing                    61          25          16
- ------------------------------------------------------------------
Total mortgage banking revenue        $363        $414        $364
==================================================================


     The 12% decline in mortgage banking revenue is largely due to lower mortgage production revenue, which

                       MANAGEMENT'S DISCUSSION AND ANALYSIS
- -------------------------------------------------------------------------------


dropped 82% from $158 million in 1993 to $29 million in 1994. Such revenue includes income derived from the loan origination process and net gains on sales of mortgage loans, both of which have been adversely affected by a less favorable interest-rate environment. Offsetting the mortgage production revenue decline is increased net loan servicing revenue, which has increased 18% from $231 million in 1993 to $273 million in 1994. This increase is due mainly to reduced amortization charges on capitalized excess servicing taken during 1993. The $12.3-billion, or 18%, increase in the corporation's loan servicing portfolio from $69.9 billion at December 31, 1993, to $82.2 billion at December 31, 1994, also contributed to the increase in net loan servicing revenue.


Investment Services Revenue

======================================================================
Year ended December 31
Dollars in millions                        1994        1993       1992
- ----------------------------------------------------------------------
Personal asset management                  $114        $117       $113
Institutional assets                         61          57         47
- ----------------------------------------------------------------------
Total investment services revenue          $175        $174       $160
======================================================================


     Investment services revenue was relatively unchanged from 1993 levels as the poor overall performance of the stock and bond markets during 1994 made for a difficult growth environment. Investment services revenue comprises primarily personal asset management fees, which include services provided to meet the unique financial needs of affluent individuals with custom portfolio management and trust services. Personal asset management fees also include mutual funds revenue, which is derived from managing the $5-billion Galaxy family of no-load mutual funds consisting of 27 funds created to meet the needs of specific market segments. Other components of investment services revenue include fees generated from providing investment management, record keeping, plan administration, and fiduciary services to employee benefit plans and revenue earned from Fleet's endowment and foundation management division. The investment services business had approximately $45 billion in assets under administration and management at December 31, 1994.

     Service charges on deposits, which consist primarily of fees from cash management services, electronic transfers, and other transaction-related fees, totaled $169 million in 1994 compared to $173 million in 1993. Other service charges, fees, and commissions totaled $87 million in 1994, an increase of $20 million over the $67 million recorded in 1993. This increase was primarily attributable to increases in electronic banking fees.

     The $3-million increase in student loan servicing fees from 1993 to 1994 is attributable to additional accounts added under the federal government's direct student lending program. FDIC loan administration fees increased $21 million during 1994. Such administration fees are expected to decline significantly in 1995 as the loans are resolved. Merchant discount fees amounted to $34 million, a $3-million increase over 1993. The increase is attributable to a higher volume of transactions being processed.

     The corporation recognized $1 million of net losses on sales of securities in 1994, compared to $282 million of net securities gains in 1993. The $282 million of securities gains recognized in 1993 were the result of the sale of approximately $6.5 billion of mortgage-backed securities (MBS), fixed-rate U.S. Treasury notes, and equity securities in 1993. Although the corporation had net sales of approximately $3 billion in the current year, primarily U.S. Treasury securities, the interest-rate environment of 1994 did not allow for similar securities gains.


Trading Income

======================================================================
Year ended December 31
Dollars in millions                        1994        1993       1992
- ----------------------------------------------------------------------
Debt securities                             $11         $20        $20
Foreign exchange contracts                   10           3          2
Interest-rate contracts                      (1)          5         (1)
- ----------------------------------------------------------------------
Total trading income                        $20         $28        $21
======================================================================


     The $8-million decrease in total trading income is primarily attributable to a $9-million decrease in debt securities trading income and a $6-million decrease in interest-rate contracts offset by a $7-million increase in foreign exchange gains. The decrease in securities trading gains was due to unfavorable market conditions in 1994 as increases in interest rates caused a drop in the bond market. Trading income on interest-rate contracts consists of gains and losses recorded on interest-rate contracts used in managing prepayment risk for the mortgage servicing portfolio as well as net gains recorded on customer-oriented interest-rate contracts. The decrease in trading income on interest-rate contracts

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- -------------------------------------------------------------------------------


is primarily due to $5.7 million of net losses on those contracts used in managing the prepayment risk for the mortgage servicing portfolio in 1994 compared to $3.3 million of net gains on these contracts in 1993.

     Fleet's brokerage fees and commissions decreased $4 million due primarily to unfavorable market conditions in the stock markets during 1994. Insurance revenue, which represents commissions on insurance premiums paid by Fleet's consumer customers, decreased $4 million primarily due to a decline in loan production at FMG and Fleet Finance.

     Other noninterest income increased from $175 million in 1993 to $189 million in 1994. This increase is due primarily to the receipt of $60 million of interest relating to a tax settlement with the Internal Revenue Service (IRS) and the gain on the sale of Fleet Factors, the corporation's factoring business, of $13 million, partially offset by a $23-million reduction in consumer finance income at Fleet Finance as a result of a reduction in average loans serviced. In addition, 1993 results included $24 million of gains on equity capital investments, compared to $7 million in 1994. Prior year's results also included a $13.8-million gain on the sale of loans compared to $0.4 million in 1994.


NONINTEREST EXPENSE

==================================================================
Year ended December 31
Dollars in millions                1994          1993        1992
- -----------------------------------------------------------------
Employee compensation
  and benefits                    $  949        $1,018      $  958
Occupancy                            168           174         165
Equipment                            133           130         118
Purchased mortgage servicing
  rights amortization                 85           240         107
Legal and other professional          75            74          74
FDIC assessment                       70            76          75
Marketing                             65            53          51
Core deposit and goodwill
  amortization                        57            54          45
Credit card                           44            38          22
Printing and mailing                  43            42          39
OREO expense                          39            57         154
Telephone                             37            40          38
Office supplies                       29            33          34
Travel and entertainment              27            28          26
Other                                205           242         297
- ------------------------------------------------------------------
  Total operating
    noninterest expense            2,026         2,299       2,203
- ------------------------------------------------------------------
Restructuring charges                 44           125           -
Loss on sale of problem assets         -             -         115
- ------------------------------------------------------------------
Total noninterest expense         $2,070        $2,424      $2,318
==================================================================


     Total operating noninterest expense, excluding $44 million of restructuring charges, totaled $2.0 billion for the year ended December 31, 1994. Excluding the $125-million restructuring charge and the $90-million charge related to the accelerated amortization of mortgage servicing assets, both recorded in 1993, noninterest expense was reduced by approximately $183 million, or 8%. Significant reductions were noted in employee compensation and several other noninterest expense categories. These reductions are attributable to the successful implementation of numerous cost-cutting strategies developed as part of the corporation's efficiency improvement programs.

     The 65% decrease in purchased mortgage servicing rights amortization is due primarily to the $90-million charge related to mortgage servicing assets recognized by FMG in 1993, as high prepayment activity combined with projections of future prepayment activity significantly affected the value of such assets. The decrease also reflects the decline in mortgage refinancings resulting from the rising interest-rate environment experienced in 1994.

     FDIC assessment fees decreased 8% due to upgrades in the corporation's banking subsidiaries' regulatory ratings based upon the strength of their capital positions and other factors. Marketing expense increased 23% from 1993 to 1994 caused by promotions relating to several new business initiatives undertaken during 1994, including two credit card programs.

     Other real estate owned (OREO) expense decreased 32%, reflecting the continued improvement in credit quality as foreclosed property and repossessed equipment decreased from $136 million to $76 million.

     Charges of $125 million and $25 million in connection with a program to restructure banking operations were recorded by the corporation during the third quarter of 1993 and the first quarter of 1994, respectively. The $25-million charge recorded in 1994 represents additional direct costs expected to be incurred over and above those initially anticipated. In addition, during 1994, FMG and Fleet Finance each initiated separate reengineering programs aimed at reducing costs, streamlining procedures, enhancing fee income, and improving customer service. In connection with these programs, $7 million and $12 million of restructuring charges were recorded at FMG and Fleet Finance, respectively. These programs identified $390 million of

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- -------------------------------------------------------------------------------



pretax profit improvement opportunities, a substantial portion of which had been implemented as of December 31, 1994. Refer to Note 8 of the Notes to Consolidated Financial Statements on page 38 for further information regarding the corporation's restructuring accruals.


INCOME TAXES

     In 1994, the corporation recognized income tax expense of $398 million, an effective tax rate of 38.9%. Tax expense for 1993 was $327 million, an effective tax rate of 39.9%. The effective tax rate decreased during 1994 primarily due to a reduction in state tax expense as a result of the establishment of securities holding companies. Deferred tax assets net of the valuation reserves are expected to be realized through carryback of taxable income in prior years, the reversal of existing liabilities and from the recognition of future taxable income.

     For further information concerning the corporation's provisions for income taxes, refer to Note 14 of the Notes to Consolidated Financial Statements on pages 43-44.


EARNINGS BY SUBSIDIARY

================================================================
Year ended December 31
Dollars in millions                 1994        1993        1992
- ----------------------------------------------------------------
Banking Group
New York                            $187        $150        $ 46
Massachusetts                        130         112          76
Rhode Island                         124          74         (29)
Connecticut                           77         146          78
Maine                                 33          31          20
New Hampshire                         19          22           9
Fleet Investment Group                20          23          23
- ----------------------------------------------------------------
  Total Banking Group                590         558         223
- ----------------------------------------------------------------
Financial Services Group
Fleet Mortgage Group(a)               51          25         100
Fleet Credit Corp.                    20          11           1
Fleet Finance                        (39)        (29)         (8)
Other Financial Services              15          35          19
- ----------------------------------------------------------------
  Total Financial Services Group      47          42         112
- ----------------------------------------------------------------
Parent                               (24)       (112)        (55)
- ----------------------------------------------------------------
Total                               $613        $488        $280
================================================================

(a) Net of minority interest of $12 million, $6 million, and $9 million for the years ended December 31, 1994, 1993, and 1992, respectively.



     The Banking Group earned $590 million in 1994 compared to $558 million in 1993. Excluding securities gains (losses), the Banking Group produced earnings of $598 million, a 42% increase when compared to $422 million for 1993. These positive results reflect a substantial decrease in credit costs of $115 million (after-tax) coupled with significant reductions in noninterest expenses, specifically, a $59-million (after-tax) decrease in employee compensation and benefits. The successful implementation of numerous cost-cutting strategies resulted in significant savings in this group's noninterest expense categories. Credit costs continued to decline in 1994 resulting from continued improvement in asset quality as evidenced by the $122-million reduction in charge-offs during 1994.

     The Financial Services Group's earnings increased $5 million in 1994. FMG contributed income of $51 million in 1994, compared to $25 million in 1993. The improvement in earnings was primarily due to the 1993 accelerated amortization charge related to mortgage servicing assets caused by the high level of mortgage loan prepayments during 1993. Increased loan servicing revenue and increased gains on sales of mortgage servicing also contributed to the improved earnings. Refer to the Noninterest Income section for more information on mortgage banking revenue. Management has taken numerous steps to improve the return on the mortgage banking business over the next year. These steps include the completion, late in the summer, of a four-month reengineering program at FMG that identified $40 million annually (pretax) in sustainable profit improvements; the purchases of more than $17.7 billion in mortgage servicing during 1994; and the pending acquisition of Plaza Home Mortgage Corp.

     Fleet Finance lost $39 million in 1994 compared to a $29-million loss recognized in 1993. These losses reflect the decrease in net interest income due to reduced volume and the increase in the provision for credit losses. During the fourth quarter of 1994 the corporation took several actions at Fleet Finance to address asset-quality concerns and to improve efficiency. Those actions resulted in recording a $15 million strengthening of its reserve for credit losses, recording $12 million of additional OREO reserves, and completion of an efficiency improvement study that resulted in a $12-million restructuring charge.

     Fleet Credit Corp. reported net income of $20 million, representing a $9-million increase compared to 1993. Increased earnings were primarily due to a 9% increase in leases and improved asset-quality costs as NPAs decreased from $33 million at December 31, 1993, to $10 million at December 31, 1994.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- -------------------------------------------------------------------------------


     Earnings at Fleet's other financial services companies, which include the corporation's equity capital, student loan servicing, brokerage, and government securities businesses, decreased $20 million from $35 million in 1993 to $15 million in 1994.

     Fleet Equity Partners had net income of $3 million for 1994, compared to $13 million for 1993. Results for 1993 included $24 million of gains on equity capital investments compared to $7 million in 1994. During 1994, Fleet Equity Partners added approximately $40 million of new investments resulting in total investments of $141 million at December 31, 1994.

     AFSA Data Corp., the corporation's student loan servicing subsidiary, is the nation's second largest servicer of student loans servicing 2.5 million accounts with more than $7 billion in total loans. AFSA's earnings increased to $5 million for the year ended December 31, 1994. This increase reflects AFSA being recently named the primary servicer of the federal government's direct student lending program.

     Fleet Brokerage Securities, the corporation's brokerage subsidiary, and Fleet Securities, the corporation's government securities subsidiary, each earned $3 million during 1994, compared to $4 million and $6 million, respectively, in 1993. Both companies were negatively impacted by the poor overall performance of the stock and bond markets.

     The parent company's net loss position improved significantly in 1994 compared to the $112-million loss in 1993, which includes the $125-million restructuring charge. The $24-million loss recognized in 1994 reflects the additional aforementioned $25-million restructuring charge recorded in 1994, offset by $60 million of interest received in a tax settlement with the IRS.


LINES OF BUSINESS

     The financial performance of the corporation is monitored by an internal profitability measurement system, which produces line-of-business results and key performance measures. The corporation's major business units include commercial banking, consumer banking, investment services and asset collection, and financial, which also reflects the principal organizational structure of the corporation. A comprehensive set of management accounting policies has been developed and implemented to ensure that reported results reflect the underlying economics of the businesses, and provide management with consistent reporting that facilitates evaluating business line performance on a risk-adjusted basis.

     Guidelines are in place for assigning expenses that are not directly incurred by businesses, such as overhead, operations, and technology expense. Additionally, equity, loan loss provision, and loan loss reserves are assigned on an economic basis. The corporation has developed a risk-adjusted methodology that quantifies risk types--credit, operating, market, fiduciary, etc.--within business units and assigns capital accordingly. Credit risk is quantified using a risk grading system, which is applied consistently across the company. Within each unit assets and liabilities are "match funded" utilizing similar maturity, liquidity, and repricing information. All businesses are evaluated on a fully taxed basis.

     Management reporting concepts are periodically refined and results may be restated from time to time to reflect methodological enhancements and/or management organization changes. Although valuable in managing the enterprise, no authoritative guidance exists for management accounting, therefore, reported results are not necessarily comparable with other companies' reported results.

Selected Financial Highlights by Line of Business
===============================================================================
Year ended                                    Investment
December 31, 1994                              Services
                      Commercial   Consumer    and Asset
                       Banking     Banking    Collection    Financial    Total
- -------------------------------------------------------------------------------
Operating results:
Dollars in millions
  Total revenues(a)    $1,229      $1,872       $  353       $1,031      $4,485
  Net income              169         212           76          156         613
  ROE                   15.30%      15.61%       40.06%       23.93%      18.77%
  ROA                    1.11        1.33         4.87         1.01        1.27

Average balances:
Dollars in billions
  Total assets         $ 15.2      $ 16.0       $  1.6       $ 15.6      $ 48.4
  Gross loans
    and leases           13.6        11.5          1.2          0.3        26.6
  Deposits                5.1        21.2          1.5          4.6        32.4
===============================================================================

(a) Calculated on an FTE basis.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- -------------------------------------------------------------------------------


Commercial Banking

     Commercial banking, which includes a broad range of commercial and corporate lending as well as government banking, commercial real estate (CRE), asset-based lending, and leasing, contributed $169 million, or 28%, of consolidated net income. A full range of deposit, cash management, and trade-related services are offered to all markets and segments.

     For 1994, the commercial banking line of business had ROA of 1.11% and ROE of 15.30%. Included in this line of business is a segregated pool of troubled assets that continues to run off. Excluding these assets, the ROE of the commercial banking line would have been 17.04%.

     In addition to the generally improving economic climate in the Northeast during 1994, the business line benefited from better marketing and management focus arising from the functional reorganization of the corporation, the centralization of key support functions, and a lower cost structure. These factors have positioned this line of business to better meet customer expectations and to respond more effectively to a market that continues to evolve.


Consumer Banking

     Consumer banking, which includes retail and community banking, consumer finance, and the corporation's major processing businesses (mortgage banking and student loan servicing), contributed $212 million, or 35%, of consolidated net income. This line of business had ROA of 1.33% and ROE of 15.61% for 1994. Included in this line of business is the loss incurred by Fleet Finance. Excluding this loss, this line of business would have earned $245 million and would have had ROA of 1.73% and ROE of 21.79%.

     The retail and community banking line of business represents the largest portion of Fleet's consumer banking business. Retail and community banking represent the activities of Fleet's retail branch franchise with both individuals and small businesses. Fleet's consumer banking franchise includes more than 800 branches across Connecticut, Maine, Massachusetts, New Hampshire, New York, and Rhode Island. Fleet has begun to utilize information-based strategies using rigorous customer research to develop new products that meet identified customer needs and expectations as well as to accurately and consistently measure its performance. At December 31, 1994, the retail and community banking line of business had total average assets of $11.2 billion and total average loans of $9.8 billion.

Investment Services and Asset Collection

     This line of business, which includes Fleet's investment management, private banking, discount brokerage, equity capital, and asset collection businesses, produced $76 million, or 12%, of consolidated net income, and had ROA and ROE of 4.87% and 40.06%, respectively, for 1994.

     Fleet's investment management business consists of personal asset management, endowment and custody services, employee benefit management, and mutual funds. Management has taken steps to grow this line of business. One such step was the acquisition of the IBM Mutual Funds, which include money market, indexed equity, and municipal bond funds. These funds added approximately $600 million in aggregate assets. At December 31, 1994, the investment services business had approximately $45 billion in assets under administration and management. The investment services and asset collection line of business had total average assets of $1.6 billion and total loans of $1.2 billion at December 31, 1994, mostly in the private banking line of business.

     Fleet's asset collection business was originally started through its subsidiary, RECOLL Management Corp. RECOLL manages, collects, and liquidates assets owned by the FDIC. Fleet has started an affiliated business, Fleet Capital, which specializes in providing asset servicing primarily for commercial real estate markets and will expand upon the activities of RECOLL by adding such functions as portfolio valuation and consulting, originations and servicing of performing commercial mortgages, and structuring and servicing securitizations.


Financial

     The financial line of business generated net income of $156 million, or 25%, of consolidated net income. The financial line of business includes the results of the treasury group and the securities portfolio and trading group. The treasury group manages the overall funding needs of the corporation and includes the asset/liability management function, which is the management of interest-rate risk and liquidity within parameters established by various boards of directors. The securities

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- -------------------------------------------------------------------------------


portfolio and trading group includes the overall management of the corporation's $11.2-billion securities portfolio as well as the management of Fleet's trading activities. The financial function also includes differences between legal and economic allocations of loan losses and equity to the individual lines of business.


BALANCE SHEET ANALYSIS
SECURITIES

===================================================================================================================================
December 31                                             1994                          1993                          1992
Dollars in millions                        Amortized Cost  Market Value  Amortized Cost  Market Value  Amortized Cost  Market Value
- -----------------------------------------------------------------------------------------------------------------------------------
Securities available for sale:
  U.S. Treasury and government agencies       $ 2,577        $ 2,444        $ 5,775        $ 5,950        $ 3,884        $ 4,059
  Mortgage-backed securities                    7,897          7,465          5,739          5,878          5,943          6,132
  State and municipal                               -              -            733            747            709            720
  Other debt securities                           180            179            250            257            181            187
- -----------------------------------------------------------------------------------------------------------------------------------
    Total debt securities                      10,654         10,088         12,497         12,832         10,717         11,098
  Marketable equity securities                    187            165             64             83             81            113
  Other securities                                100            100             16             16             59             59
- -----------------------------------------------------------------------------------------------------------------------------------
  Total securities available for sale         $10,941        $10,353        $12,577        $12,931        $10,857        $11,270
===================================================================================================================================
Securities held to maturity:
  U.S. Treasury and government agencies       $     -        $     -        $    74        $    76        $    77        $    76
  Mortgage-backed securities                        -              -          1,382          1,414          1,634          1,625
  State and municipal                             843            842              -              -              -              -
  Other debt securities                            48             48             13             13             12             12
- -----------------------------------------------------------------------------------------------------------------------------------
    Total debt securities                         891            890          1,469          1,503          1,723          1,713
  Other securities                                  -              -             77             77             80             80
- -----------------------------------------------------------------------------------------------------------------------------------
  Total securities held to maturity           $   891        $   890        $ 1,546        $ 1,580        $ 1,803        $ 1,793
===================================================================================================================================
Total securities                              $11,832        $11,243        $14,123        $14,511        $12,660        $13,063
===================================================================================================================================


     Effective January 1, 1994, the corporation adopted Financial Accounting Standards Board (FASB) Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Previously, debt securities were recorded at the lower of amortized cost or fair value with any net unrealized loss included in earnings. In connection with the adoption of Statement No. 115, the corporation transferred securities netting to $767 million from the held to maturity portfolio to the available for sale portfolio.

     The total amortized cost of the securities portfolio decreased $2.3 billion from $14.1 billion at December 31, 1993, to $11.8 billion at December 31, 1994. This decrease, primarily U.S. Treasury securities, resulted from the corporation's repositioning program aimed at reducing the corporation's interest-rate exposure by generating cash to decrease the level of short-term borrowings.

     At December 31, 1994, the securities available for sale portfolio had net unrealized losses of $588 million compared to net unrealized gains of $354 million at December 31, 1993. This decrease in market value was principally due to the rising interest-rate environment as a result of repeated increases in the short-term federal funds rate by the Federal Reserve Board (the Federal Reserve) in 1994 totaling 250 basis points.

     Fleet's MBS include $3.3 billion of adjustable-rate mortgage (ARM) securities and $4.6 billion of fixed-rate mortgage (FRM) securities. The ARM securities are almost entirely Ginnie Mae (GNMA) one-year adjustable-rate pass-throughs with a 1% annual cap; the FRM securities are mainly Fannie Mae
(FNMA) and Federal Housing Lender Mortgage Corp. (FHLMC) 15-year fixed-rate pass-throughs. Fleet does not hold collateralized mortgage obligations or high-risk securities. Fleet's MBS are subject to prepayment and interest-rate risk. As interest rates rise and prepayments slow, the FRM securities will tend to extend in duration and decline in market value. Similarly, as interest rates rise and coupon caps are reached, the ARM securities will tend to extend in duration and decline in market value.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- -------------------------------------------------------------------------------


LOANS AND LEASES

     Loan and lease portfolios inherently include credit risk. Fleet attempts to control such risk through review processes that include careful analyses of credit applications, portfolio diversification, and ongoing examinations of outstandings and delinquencies. Fleet strives to identify potential classified assets early, to take charge-offs promptly based on realistic assessments of probable losses, and to maintain strong loss reserves. The corporation's portfolio is well-diversified by borrower, industry, product, and geographic area, thereby reducing risk.

     Total loans and leases increased $1.2 billion to $27.5 billion at December 31, 1994, from $26.3 billion at December 31, 1993. However, excluding the effect of the sale of the corporation's factoring business and the loan discount recorded as part of the release of the FDIC from its federal financial assistance agreements on certain loans purchased by Fleet as part of the acquisition of Bank of New England (BNE) in 1991, total loans and leases increased more than $1.7 billion, or 6%. This growth, principally in commercial loans and consumer loans, was achieved through new loan originations across all banking franchises.


Commercial and Industrial

===========================================================
December 31
Dollars in millions                       1994        1993
- -----------------------------------------------------------
Communications                          $   969     $   825
Real estate/construction/contractors        929       1,076
Precious metals/jewelry                     878         916
Business services                           826         980
Healthcare                                  816         827
Food distribution and production            814         779
Transportation                              638         520
Bank and insurance                          628         529
Private households                          597         692
Apparel and textiles                        596         656
Energy production and distribution          451         447
Tourism and entertainment                   447         429
Forest products                             354         433
Other                                     2,159       1,995
- -----------------------------------------------------------
Total                                   $11,102     $11,104
===========================================================

                                [CHART NO. 3]

     The pie charts depict the composition of the loan portfolio, broken out between consumer loans, C&I loans, CRE loans, and lease financing at December 31, 1994 and December 31, 1993. The 1994 loan portfolio consisted of $11.3 billion of C&I loans, $10.8 billion of CRE loans, $4.3 billion of consumer loans and $1.1 billion of lease financing. The 1993 loan portfolio consisted of $11.3 billion of C&I loans, $9.6 billion of CRE loans, $4.4 billion of consumer loans and $1.0 billion of lease financing.

     Commercial and industrial (C&I) borrowers consist primarily of middle-market corporate customers and are well-diversified as to industry and companies within each industry, thereby mitigating risk. Less than 1% of the loan portfolio, or $85 million, is subject to federal financial assistance, compared to 14% in 1993. The decrease was due to the expiration of the federal financial assistance agreement for certain loans acquired as part of the BNE acquisition in 1991.


Commercial Real Estate--Product Diversification

===========================================================
December 31
Dollars in millions                       1994         1993
- -----------------------------------------------------------
Retail                                   $1,027     $   865
Office                                      989       1,019
Apartments                                  885         877
Industrial                                  328         380
Hotel                                       249         240
Portfolio finance                           106         160
Land                                        105         169
Residential                                  46         151
Condominiums                                 46          70
Other                                       558         463
- -----------------------------------------------------------
Total                                    $4,339      $4,394
===========================================================


     Fleet's CRE portfolio decreased by $55 million in 1994. The corporation entered into several new lines of business, including national lending, public project finance, and real estate investment trusts. Fleet continues to look into new opportunities to help balance the portfolio and provide growth and diversity in order to improve the overall credit quality of the CRE portfolio.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- -------------------------------------------------------------------------------
Consumer and Residential Real Estate

===========================================================
December 31
Dollars in millions                       1994        1993
- -----------------------------------------------------------
Home equity                             $ 4,381      $4,100
Residential real estate                   2,937       2,052
Credit card                               1,473       1,060
Student loans                             1,089         938
Installment                                 750       1,310
Other                                       189         123
- -----------------------------------------------------------
Total                                   $10,819      $9,583
===========================================================

     Approximately 68% of the consumer and residential real estate portfolio represented loans secured by residential real estate, including second mortgage and home equity loans and lines of credit.

     Outstanding residential real estate loans secured by one- to four-family residences were $2.9 billion at December 31, 1994, compared to $2.1 billion at December 31, 1993. Except for selected programs, loans obtained through business acquisitions and loans held for asset/ liability management purposes, residential mortgage loans in the corporation's banking franchise area are generally originated by FMG and are sold in the secondary market.

     Installment loans decreased 43% from $1.3 billion at December 31, 1993, to $750 million at December 31, 1994, resulting from the corporation's strategic decision to exit the indirect installment loan market.

     Credit card outstandings increased $413 million to $1.5 billion at December 31, 1994. The increase was due to new originations, special promotions including a cobranding arrangement with a major retailer, and a change in rate structure to a rate that floats based on the prime rate.

     The corporation manages the risk associated with most types of consumer loans by utilizing uniform credit standards when extending credit, together with enhanced computer systems that streamline the process of monitoring delinquencies and assisting in customer contact.


LEASE FINANCING

     Lease financing totaled $1.1 billion at December 31, 1994, compared to $1.0 billion at December 31, 1993. The 8% increase in lease financing is primarily attributable to increased volume obtained through geographic expansion and specialization in targeted industries. The corporation provides lease financing for mid- to large-sized equipment acquisitions through a nationwide network of sales offices.


FEDERAL FINANCIAL ASSISTANCE

     The federal financial assistance agreement with the FDIC relating to loans acquired in 1991 as part of the BNE acquisition expired on July 14, 1994.

     Earlier in the year, the corporation completed an agreement to release the FDIC from its federal financial assistance agreement on certain putable loans, resulting in an increase in NPAs of $28 million. Pursuant to this agreement, the FDIC paid an amount that approximated the difference between the corporation's current carrying value and the estimated fair value of such loans.

     As part of the acquisition of Maine Savings Bank (MSB) in 1991, specified MSB loans that became classified prior to February 1, 1993, were put into a special asset pool (MSB special asset pool). The MSB special asset pool ($161 million at December 31, 1994) will be acquired by the FDIC on February 1, 1996, for cash. Fleet receives reimbursement for interest carrying costs on the MSB special asset pool ($5.8 million and $8.9 million for the years ended December 31, 1994 and 1993, respectively). Also, an additional $2.1 million and $4.3 million of incentive income was earned on the MSB special asset pool during 1994 and 1993, respectively.

     As part of the 1992 acquisitions of two failed financial institutions, certain loans totaling $393 million at December 31, 1994, comprised principally of commercial and CRE loans, are subject to FDIC loss-sharing agreements, whereby the FDIC generally reimburses Fleet for 80% of net charge-offs for periods ranging from three to five years from the date of acquisition.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- -------------------------------------------------------------------------------
NONPERFORMING ASSETS
Activity in Nonperforming Assets

===========================================================
Year ended December 31
Dollars in millions                       1994        1993
- -----------------------------------------------------------
Balance at beginning of year              $ 601     $   990
Additions                                   465         633
Reductions:
  Payments/interest applied                (235)       (397)
  Returned to accrual                       (35)       (140)
  Charge-offs/writedowns                   (152)       (312)
  Sales/other                              (126)       (173)
- -----------------------------------------------------------
    Total reductions                       (548)     (1,022)
- -----------------------------------------------------------
Balance at end of year                    $ 518     $   601
- -----------------------------------------------------------

     NPAs decreased $83 million, or 14%, from December 31, 1993, due to continued improvement in the portfolio. The largest decreases were noted at Fleet Bank (New York), Fleet Bank-RI, and Fleet Credit Corp. During 1994, nonperforming asset additions were $465 million, a significant improvement over 1993. Reductions in NPAs during the year were primarily attributable to payments, loan charge-offs, and sales.

Nonperforming Assets(a)

==========================================================================
                                Commercial   Commercial
                                    and         Real
Dollars in millions             Industrial     Estate     Consumer   Total
- --------------------------------------------------------------------------
Nonperforming loans and leases:
  Current or less than
    90 days past due              $ 49         $ 56         $  9      $114
  Noncurrent                        82           73          173       328
OREO                                 3           44           29        76
- --------------------------------------------------------------------------
Total NPAs at
  December 31, 1994               $134         $173         $211      $518
==========================================================================
Total NPAs at
  December 31, 1993               $231         $159         $211      $601
==========================================================================

(a) Throughout this document, NPAs and related ratios do not include loans greater than 90 days past due and still accruing interest ($96 million and $77 million at December 31, 1994 and 1993, respectively), or assets subject to federal financial assistance ($59 million and $118 million at December 31, 1994 and 1993, respectively).

     Consumer NPAs remained unchanged at $211 million at December 31, 1994, compared to December 31, 1993, while commercial and industrial NPAs decreased $97 million from December 31, 1993, due to reduced inflow, workout measures, and improving economic conditions. Fleet's nonperforming loans and leases decreased $23 million and OREO was reduced $60 million from December 31, 1993.

     NPAs at December 31, 1994, as a percentage of total loans, leases, and OREO, and as a percentage of total assets, were 1.88% and 1.06%, respectively, compared to 2.27% and 1.25%, respectively, at December 31, 1993.

     At December 31, 1994 and 1993, loans in the 90 days past due and still accruing interest category amounted to $96 million and $77 million, respectively, which included approximately $76 million and $62 million, respectively, of consumer loans. Although these amounts are not included in NPAs, management reviews loans in this category when considering risk elements to determine the adequacy of Fleet's credit loss reserve.

                                [CHART NO. 4]

     The bar graph depicts the balance of NPAs at year-end for each of five years in the five-year period ended December 31, 1994. The balances of NPAs at year-end 1994, 1993, 1992, 1991, and 1990 were $518 million, $601 million, $990 million, $1,609 million, and $1,386 million, respectively.

RESERVE FOR CREDIT LOSSES
Reserve for Credit Loss Activity

===============================================================================
Year ended December 31
Dollars in millions                1994      1993      1992      1991     1990
- -------------------------------------------------------------------------------
Balance at beginning of year      $1,000    $1,029    $1,021    $  700    $341
Gross charge-offs:
  Commercial and industrial           47       148       226       139     131
  Consumer                           101       103        92        83      75
  Commercial real estate              21       103       231       181     208
  Residential real estate              8         4        35        11       3
  Lease financing                      9        21        34        26      31
- ------------------------------------------------------------------------------
    Total charge-offs, gross         186       379       618       440     448
- ------------------------------------------------------------------------------
Recoveries:
  Commercial and industrial           33        29        27        11      12
  Consumer                            26        29        22        20      21
  Commercial real estate              17        22        19         8       8
  Residential real estate              1         -         2         1       -
  Lease financing                      5         9         3         3       3
- ------------------------------------------------------------------------------
    Total recoveries                  82        89        73        43      44
- ------------------------------------------------------------------------------
Net charge-offs                      104       290       545       397     404
Provision                             62       271       486       509     762
Acquired/other                        (5)      (10)       67       209       1
- ------------------------------------------------------------------------------
Balance at end of year            $  953    $1,000    $1,029    $1,021    $700
==============================================================================

Ratio of net charge-offs to
  average loans and leases          0.39%     1.11%     2.05%     1.65%   1.92%
- ------------------------------------------------------------------------------
Ratio of reserve for credit losses
  to year-end loans and leases      3.46%     3.80%     3.86%     3.81%   3.42%
- ------------------------------------------------------------------------------
Ratio of reserve for credit
  losses to year-end NPAs            184%      166%      104%       63%     51%
- ------------------------------------------------------------------------------
Ratio of reserve for credit
  losses to year-end nonper-
  forming loans and leases           216%      215%      137%       97%     71%
==============================================================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- -------------------------------------------------------------------------------


Reserve for Credit Loss Allocation

==================================================================================================
December 31                         1994                    1993                     1992
- --------------------------------------------------------------------------------------------------
                                      Percent of              Percent of               Percent of
                                     Loan Type to            Loan Type to             Loan Type to
Dollars in millions          Amount   Total Loans    Amount   Total Loans    Amount   Total Loans
- --------------------------------------------------------------------------------------------------
Commercial and industrial     $293       40.3%       $  299      42.2%       $  387      41.1%
Consumer                       211       28.6           180      28.7           199      26.6
Commercial real estate:
  Construction                  17        1.8             7       1.8            39       3.9
  Interim/permanent            114       13.9           135      14.9           209      14.0
Residential real estate         25       10.7            27       7.8            38       8.5
Lease financing                 18        4.1            36       3.9            31       4.9
Other                            -        0.6             -       0.7             -       1.0
Unallocated                    275                      316                     126
- --------------------------------------------------------------------------------------------------
Total                         $953      100.0%       $1,000     100.0%       $1,029     100.0%
==================================================================================================

===========================================================================
December 31                          1991                     1990
- ---------------------------------------------------------------------------
                                       Percent of               Percent of
                                      Loan Type to             Loan Type to
Dollars in millions          Amount   Total Loans     Amount   Total Loans
- ---------------------------------------------------------------------------
Commercial and industrial    $  321      38.0%        $223         38.1%
Consumer                        150      25.8           95         26.7
Commercial real estate:
  Construction                    -       4.7            -          8.2
  Interim/permanent             256      14.8          168          9.7
Residential real estate          61       8.8           57          7.6
Lease financing                  33       6.6           26          9.7
Other                             -       1.3            -            -
Unallocated                     200                    131
- ---------------------------------------------------------------------------
Total                        $1,021    100.0%         $700        100.0%
===========================================================================

     Fleet's reserve for credit losses decreased $47 million from December 31, 1993, to $953 million at December 31, 1994. The corporation's ratios of reserve for credit losses to NPAs and reserve for credit losses to nonperforming loans and leases have steadily improved due to the decline in nonperforming loans and leases. The decrease in the provision for credit losses from $271 million for 1993 to $62 million for 1994 reflects the continued reduction in charge-offs and NPAs as well as a general improvement in economic conditions. Net charge-offs decreased $186 million to $104 million in 1994, compared to $290 million in 1993. The ratio of net charge-offs to average loans and leases decreased to 0.39% at December 31, 1994, from 1.11% at December 31, 1993.

     The reserve for credit losses represents amounts available for future credit losses and reflects management's ongoing detailed review of certain individual loans and leases, supplemented by analyses of historic net charge-off experience of the portfolio and an evaluation of current and anticipated economic conditions and other pertinent factors. Based on these analyses, the corporation believes that its year-end reserve is adequate.

     Loans and leases (or portions thereof) deemed uncollectable are charged against the reserve, while recoveries of amounts previously charged off are added to the reserve. Loss provisions charged to earnings are added to the reserve. Amounts are charged off once the probability of loss has been established, with consideration given to factors such as the customer's financial condition, underlying collateral and guarantees, and general and industry economic conditions.


FUNDING SOURCES
Components of Funding Sources

===========================================================
December 31
Dollars in millions                       1994        1993
- -----------------------------------------------------------
Deposits:
  Demand                                $ 6,890     $ 6,473
  Regular savings, NOW, money market     15,220      16,437
  Time:
    Domestic                              8,279       7,616
    Foreign                               4,417         559
- -----------------------------------------------------------
    Total deposits                       34,806      31,085
- -----------------------------------------------------------
Borrowed funds:
  Federal funds purchased                 1,410         442
  Securities sold under agreements
    to repurchase                         1,436       1,519
  Commercial paper                          835       1,337
  Other                                   2,270       4,809
- -----------------------------------------------------------
    Total borrowed funds                  5,951       8,107
- -----------------------------------------------------------
Notes and debentures                      3,457       3,444
- -----------------------------------------------------------
Total                                   $44,214     $42,636
===========================================================

     Total deposits increased $3.7 billion to $34.8 billion at December 31, 1994, from $31.1 billion at December 31, 1993, primarily due to the purchase of 29 banking branches located in New York and formerly owned by Chemical Bank, coupled with an increase in wholesale funding. In addition, the corporation's mix of total deposits has shifted slightly as foreign time deposits and domestic time deposits have increased by $3.9 billion and $663 million, respectively, while regular savings, NOW, and money market deposits have decreased by $1.2 billion.

     Certificates of deposit (CDs) and other time deposits issued by domestic offices in amounts of $100,000 or more as of December 31, 1994, will mature as follows.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- -------------------------------------------------------------------------------

Maturity of Time Deposits
==================================================================
December 31, 1994                       Certificates     All Other
Remaining maturity                          of             Time
Dollars in millions                       Deposit        Deposits
- ------------------------------------------------------------------
3 months or less                          $1,482          $ 44
3 to 6 months                                266            54
6 to 12 months                               367            54
Over 12 months                               778           121
- ------------------------------------------------------------------
Total                                     $2,893          $273
==================================================================


     Total borrowed funds decreased $2.2 billion from December 31, 1993, to December 31, 1994, as a result of the corporation's repositioning program aimed at reducing interest-rate exposure through decreasing levels of short-term borrowings. Other short-term borrowings include: treasury, tax, and loan; bank notes; and the revolving credit facilities of both FMG and Fleet. The amount outstanding under the revolving credit facility at FMG decreased $440 million to $500 million at December 31, 1994. This decrease and the $639-million decrease in commercial paper resulted from the corresponding $2.1-billion decline in mortgages held for resale.

     The balance of notes and debentures remained relatively stable over the year as repayments of $700 million were replaced by new issuances totaling $684 million. New issuances included $200 million of 7.25% Notes due 1999, $200 million of 7.25% Notes due 1997, and $250 million of floating-rate bank notes due 1995. The proceeds from these issuances were primarily used for general corporate purposes, including the repurchase of Fleet's common stock in connection with the NBB Bancorp merger and repayments of current maturities of long-term debt.


ASSET/LIABILITY MANAGEMENT

     The asset/liability management process at Fleet ensures that the risk to earnings fluctuations from changes in interest rates is prudently managed.

     Asset/liability management uses four key measurements to monitor interest-rate risk: (1) the interest-rate sensitivity "gap" analysis; (2) a "rate shock" to measure earnings volatility due to an immediate increase or decrease in market interest rates of up to 200 basis points; (3) simulations of net interest income under alternative balance sheet and interest-rate scenarios; and (4) the interest-rate risk reporting schedule, a methodology proposed jointly by the Federal Reserve, the Office of the Comptroller of the Currency
(OCC), and the FDIC to evaluate the change in an institution's economic value given specific changes in interest rates.

     Internal parameters have been established as guidelines for monitoring the gap analysis, the 200 basis-point rate shock, and the regulatory interest-rate risk calculation, which are reported to both corporate and bank asset/liability committees as well as the boards of directors. These guidelines serve as benchmarks for determining actions to balance the current position against overall strategic goals.


Interest-Rate Gap Analysis

==================================================================================
                                        Cumulatively Repriced Within
- ----------------------------------------------------------------------------------
December 31, 1994
Dollars in millions           3 Months    4 to 12    1 to 5    After 5
by repricing date              or Less     Months     Years     Years      Total
- ----------------------------------------------------------------------------------
Cash and cash
  equivalents                 $ 3,649     $     -    $     -   $  2,208   $  5,857
Securities                      1,363       3,279      4,595      2,099     11,336
Loans and leases               16,663       3,844      4,873      2,161     27,541
Mortgages held for resale         489           -          -          -        489
Other assets                      275         557        558      2,144      3,534
- ----------------------------------------------------------------------------------
Total assets                   22,439       7,680     10,026      8,612     48,757
- ----------------------------------------------------------------------------------
Deposits:
  Demand                        1,109           -        644      5,137      6,890
  Savings                      10,060           -          -      5,160     15,220
  Time                          7,053       3,155      2,378        110     12,696
- ----------------------------------------------------------------------------------
    Total deposits             18,222       3,155      3,022     10,407     34,806
- ----------------------------------------------------------------------------------
Short-term borrowings           5,944           7          -          -      5,951
Long-term debt                    856         557      1,151        893      3,457
Other liabilities                 265           -          -        898      1,163
Stockholders' equity                -           -         96      3,284      3,380
- ----------------------------------------------------------------------------------
Total liabilities and equity   25,287       3,719      4,269     15,482     48,757
- ----------------------------------------------------------------------------------
Net off-balance-sheet          (3,188)        177      3,651       (640)         -
- ----------------------------------------------------------------------------------
Periodic gap                   (6,036)      4,138      9,408     (7,510)         -
Cumulative gap                 (6,036)     (1,898)     7,510          0          -
Cumulative gap as a
  percent of total assets       (12.4)%      (3.9)%     15.4%
==================================================================================
December 31, 1993
Cumulative gap as a
  percent of total assets       (12.2)%      (4.4)%     25.0%
==================================================================================



     Interest-rate gap analysis provides a static analysis of the repricing characteristics of the entire balance sheet. It is prepared by scheduling assets and liabilities into time bands based on their next opportunity to reprice. For floating-rate instruments, the entire balances are placed at the next date on which their rates could be reset and for fixed-rate instruments the balances are placed in time bands according to their principal repayment schedules. It is necessary to apply further assumptions to refine this process. For instance, in order to recognize the potential

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- -------------------------------------------------------------------------------


for mortgage-related instruments to experience premature payments of principal, a prepayment assumption based on management's expectations is layered on top of the expected principal payments. Other categories that are scheduled using management assumptions include noncontractual deposits, such as interest-bearing checking, savings, and money market deposits. Management has estimated, based on historic analysis of Fleet and industry data, that money market and savings deposits are approximately 75% and 50% sensitive, respectively, to interest-rate changes. In order to provide a more accurate one-year gap position, 75% and 50% of these deposits are distributed in the 3 months or less category with the remainder in the after 5 years category. A similar analysis of demand deposits has indicated that the interest-sensitive component represents approximately 20% of all balances. This portion is allocated between the 3 months or less category and the 1 to 5 years category based upon the corporation's assumptions. The remaining demand deposits are considered noninterest-sensitive, or core, and are placed in the after 5 years category. Management continues to closely monitor gap guidelines given the current interest-rate environment and current experience.

     At December 31, 1994, the corporation was 3.9% liability sensitive at the one-year cumulative gap interval compared to 4.4% liability sensitive at December 31, 1993. Fleet's one-year cumulative gap guideline is plus or minus 10% of total assets. The off-balance-sheet position is primarily comprised of $8.2 billion (notional amount) of interest-rate swaps.

Interest-Rate Risk-Management Analysis
===================================================================================================================================
                                                                                     Weighted
                                                                Assets/               Average                   Weighted Average
December 31, 1994                           Notional          Liabilities            Maturity      Fair               Rate
Dollars in millions                           Value             Hedged                (years)      Value       Receive       Pay
- ----------------------------------------------------------------------------------------------------------------------------------
Receive-fixed/pay-variable swaps             $1,290        Variable-rate loans
                                                607        Fixed-rate deposits
                                                491        Long-term debt
                                             ------
                                              2,388                                    1.5       $ (35)          7.02%       6.49%
- ----------------------------------------------------------------------------------------------------------------------------------
Basis swaps                                      35        Deposits
                                                 45        Long-term debt
                                              2,920        Securities
                                             ------
                                              3,000                                    3.3          (1)          7.02(a)     7.23(a)
- ----------------------------------------------------------------------------------------------------------------------------------
Index-amortizing swaps
  receive-fixed/pay-variable                  2,770        Variable-rate loans         1.8(b)     (134)          5.29        7.59
- ----------------------------------------------------------------------------------------------------------------------------------
Total                                        $8,158                                    2.3       $(170)          6.09%       7.08%
==================================================================================================================================

(a) Basis swaps are interest-rate swaps in which both amounts paid and received are based on floating rates. At December 31, 1994, $970 million of basis swaps have an average rate receive of 7.02% and an average rate pay of 7.23%. The remaining $2,030 million of basis swaps have forward starts in March, June, and September 1995 for $240 million, $585 million, and $1,205 million, respectively.
(b) Average maturity reflects the one-year extension as six-month LIBOR at December 31, 1994 was above the specified range.


     Fleet uses interest-rate swaps to manage interest-rate risk and to establish the proper interest-rate risk profile within clearly defined and prudent parameters on the basis of the current interest-rate environment. Also, because interest-rate swaps are used to hedge specific assets and liabilities, the interest-rate sensitivity of specific portfolios is analyzed, as well as the impact of the interest-rate swaps on the entire balance sheet. The resulting interest-rate sensitivity must be within the clearly defined parameters. As a result, there are situations where interest-rate swaps will be executed that increase existing asset or liability sensitivity (as measured by the gap position), but the resulting risk profile is desired and within Fleet's asset/ liability management guidelines. Fleet considers the duration of the swap hedge program within its asset/liability management parameters for interest-rate risk management.

     Simple gap analysis measures the corporation's exposure at a particular point in time. However, the exposure changes continuously as a result of the corporation's ongoing business and its management initiatives. Moreover, gap analysis does not adequately reveal timing differences within broad time bands, delays in the repricing of certain assets and liabilities when market rates change, or changes in spreads between different market rates. Accordingly, management supplements its gap analysis with simulations of net interest income under a variety of alternative market interest-rate scenarios. One type of simulation is the 200 basis-point immediate rate shock. The most recent earnings simulation model projects net interest income would

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- -------------------------------------------------------------------------------


decrease by an amount equal to approximately 6.8% if rates rose by 200 basis points immediately. This projection is within the 10% policy limit.

     Derivative instruments totaling $8.2 billion (notional amount) are being used for interest-rate risk-management purposes. These derivative instruments consist solely of interest-rate swaps.

     Index-amortizing swaps are intended to mitigate the repricing sensitivity of floating-rate assets and consequently are designated as hedges of prime-based loans. Under the terms of the index-amortizing swaps, Fleet receives a fixed rate and pays a floating rate based on the six-month London Interbank Offered Rate (LIBOR). Each index-amortizing swap had an original minimum maturity of two years, a maximum maturity of three years, and an amortization schedule based on six-month LIBOR. At the end of the two-year minimum period, and at six-month intervals through the maximum maturity, six-month LIBOR is reviewed against a specified range, which for Fleet is 4.45% to 6.45%. If six-month LIBOR is below this range, each of the swaps would amortize (i.e., the swaps would mature); if six-month LIBOR is above this range, none of the swaps would amortize; and if six-month LIBOR is within this range, a portion of the notional amount would amortize. At December 31, 1994, six-month LIBOR was 7.00%.

     In October 1994, Fleet executed a hedging program using basis swaps. A total of $2,920 million of basis swaps were executed to synthetically alter the interest-rate characteristics of the GNMA ARMs to more closely match the interest-rate characteristics of certain liabilities. In these swaps Fleet pays a floating rate based on the one-year Treasury rate, mirroring coupon payments received on the GNMA ARMs, and receives a floating rate based on one-year LIBOR. These swaps were structured as forward starts to match the repricing characteristics of the GNMA ARMs.

     For interest-rate risk-management swaps, net interest income is recognized as it accrues. In 1994, swaps generated $16 million of net interest income compared to $91 million in 1993. This decrease is primarily due to the increase in market interest rates. At year-end, the unrealized loss on these swaps was $170 million, compared to an unrealized gain of $70 million at December 31, 1993.

     The interest-rate risk-management swap activity for the year ended December 31, 1994, is summarized in the following table (all amounts are notional amounts).


Interest-Rate Risk-Management Swap Activity

==============================================================================
Year ended December 31      Receive-     Pay-                Index-
Dollars in millions          Fixed      Fixed      Basis   Amortizing   Total
- ------------------------------------------------------------------------------
Balance at beginning
  of year                   $ 2,249   $    985    $    -     $2,770    $ 6,004
  Additions                   1,186        311     3,000          -      4,497
  Maturities                 (1,047)         -         -          -     (1,047)
  Terminations                    -     (1,296)        -          -     (1,296)
- ------------------------------------------------------------------------------
Balance at end
  of year                   $ 2,388   $      -    $3,000     $2,770    $ 8,158
==============================================================================


     During 1994, Fleet added $1.2 billion of receive-fixed swaps to hedge short-term floating-rate loans and fixed-rate CDs. Fleet also added $3.0 billion of basis swaps discussed previously. In September 1994, Fleet terminated its entire portfolio of pay-fixed swaps resulting in a net deferred gain of $61 million, which is being amortized over the remaining contract life of the interest-rate swaps of approximately four years.


LIQUIDITY

     Liquidity is the ability of the corporation to meet each maturing obligation or customer demand for funds. Liquidity is provided through issuing liabilities, selling assets, or allowing assets to mature. The corporation's Senior Asset and Liability Committee (Senior ALCO) is responsible for implementing the Board of Directors' policies and guidelines for the maintenance of prudent levels of liquidity. The Senior ALCO is responsible for monitoring the performance of each of the banking subsidiaries and the parent company relative to these policies and guidelines.

     The primary sources of liquidity for the parent company are interest and dividends from subsidiaries and access to the capital and money markets. During 1994, the parent company received $441 million in interest and dividends from its subsidiaries and paid $356 million in interest and dividends to third parties. Dividends from banking subsidiaries are limited by various regulatory requirements related to capital adequacy and earning trends. The dividend payment capacity of Fleet Bank of Massachusetts and Fleet Bank, N.A. (Conn.) is subject to agreements with the investment partnerships that provided capital for the acquisition of BNE. Refer to Note 11 to the Notes to Consolidated Financial Statements on pages 40-41 for further information.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- -------------------------------------------------------------------------------


     The corporation's subsidiaries rely on cash flows from operations, core deposits, borrowings, short-term high-quality liquid assets, and in the case of the nonbanking subsidiaries, funds from the parent company for liquidity. FMG has a separate funding program that includes two revolving-warehouse credit agreements totaling $2.20 billion at December 31, 1994, an increase from the $1.75 billion available at December 31, 1993. FMG also has a shelf registration that provides for the issuance of debt securities. At December 31, 1994, $47 million of debt securities were available for future issuance under this shelf registration. FMG also sells commercial paper to fund short-term needs. At December 31, 1994, FMG had commercial paper outstanding of $108 million compared to $747 million at December 31, 1993.

     At December 31, 1994, Fleet, excluding FMG, had commercial paper outstanding of $727 million, including $472 million placed directly by Fleet in its local markets, compared to $591 million and $401 million, respectively, at December 31, 1993. The corporation has backup lines of credit to ensure that funding is not interrupted if commercial paper is not available. In December 1994, Fleet renegotiated its revolving line of credit agreement increasing the total amount of funds available to $1.0 billion from $800 million previously. At December 31, 1994 and 1993, Fleet had no outstanding balances under the line of credit. The corporation's banking subsidiaries, excluding Fleet Bank-NH, established a $2-billion bank note program of which $1.3 million is outstanding at December 31, 1994.

     Through the issuance of senior debt, the corporation raised $400 million in 1994, thereby strengthening its liquidity position. During 1994, Fleet also filed a universal shelf registration with the Securities and Exchange Commission
(SEC), which combined existing debt and preferred stock shelf registrations with a registration of an additional $500 million of securities. This universal shelf registration provides for the issuance of common and preferred stock, senior or subordinated debt securities, and other debt securities. The total amount of funds available as of December 31, 1994, under this universal shelf registration was $1.1 billion. In early 1995, the corporation issued $119 million of its senior medium-term notes (MTNs), all of which are due in 1996.

     The corporation's preferred stock, senior and subordinated debt, and commercial paper regulatory ratings were upgraded by Moody's and Duff & Phelps rating services during 1994. These upgrades reflect Fleet's strong balance sheet, positive earnings trend, and continued improvement in asset quality.

     As shown in the Consolidated Statement of Cash Flows, cash and cash equivalents increased by $3.6 billion during 1994. This increase was primarily due to $2.5 billion of net cash provided by operating activities and $1.1 billion of net cash provided by investing activities. Net cash provided by operating activities was principally generated by income from operations and proceeds from the sale of mortgages held for resale, offset in part by originations and purchases of such mortgages. Net cash provided by investing activities was generated principally from net sales of securities available for sale.


CAPITAL

=====================================================================
December 31
Dollars in millions                                 1994        1993
- ---------------------------------------------------------------------
Risk-adjusted assets                              $35,498     $29,713
Tier 1 risk-based capital (4% minimum)              10.08%      11.76%
Total risk-based capital (8% minimum)               14.21       16.62
Leverage ratio                                       7.77        7.48
Common equity-to-assets                              6.16        6.55
Total equity-to-assets                               6.93        7.59
Tangible total equity-to-assets                      4.65        5.75
Capital in excess of minimum requirements:
  Tier 1 risk-based                               $ 2,160     $ 2,306
  Total risk-based                                  2,203       2,562
  Leverage                                          1,737       1,626
=====================================================================


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

     Banks and bank holding companies must also observe the minimum requirements enforced by the federal and, if applicable, state banking regulators. Regulatory capital is defined in terms of Tier 1 and Tier 2 capital (together, total capital). Tier 1 capital consists of stockholders' equity (both common and perpetual preferred stock) and minority interest, net of goodwill, and certain intangible assets. Tier 2 capital consists of a limited amount of loss reserves,

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- -------------------------------------------------------------------------------


subordinated debt (weighted relative to years to maturity), and limited-life preferred stock. Tier 1, total capital, and leverage ratios do not include any adjustments for unrealized gains and losses relating to securities available for sale except unrealized gains and losses relating to marketable equity securities.

     Regulatory capital requirements are set forth in terms of (1) the leverage ratio (Tier 1/quarterly average assets); (2) risk-based Tier 1 capital (Tier 1/risk-weighted on-and off-balance-sheet assets); and (3) risk-based total capital (total capital/risk-weighted on-and off-balance-sheet assets). The minimum requirements for each of these ratios is 4%, 4%, and 8%, respectively. In addition, under the FDIC Improvement Act (FDICIA), banks are categorized according to their capital levels into one of five categories ranging from "well-capitalized" to "critically undercapitalized." Each category serves to determine a bank's deposit insurance premium (together with regulatory evaluations) as well as any mandated restrictive regulatory actions. As of December 31, 1994, all of the Fleet affiliate banks were categorized as "well-capitalized," which provides for minimum leverage, Tier 1, and total capital ratios of 5%, 6%, and 10%, respectively.

     In managing capital, the corporation develops a two-year capital plan annually that is updated and reviewed by the Board of Directors throughout the year.

     The decrease in the corporation's risk-based regulatory ratios during 1994 was primarily due to the expiration of the federal financial assistance agreement with the FDIC relating to loans acquired as part of the BNE acquisition in 1991, which resulted in the additional risk weighting of $1.8 billion of putable loans retained by Fleet after expiration of the federal financial assistance agreement with the FDIC.

     During 1994, the corporation called for redemption all of its $1 par and $20 par adjustable-rate preferred stock. The redemption price was $50 for each share of $1 par and $20 par adjustable-rate preferred stock plus accrued dividends.


COMPARISON OF 1993 WITH 1992

     Fleet reported net income for 1993 of $488 million, or $3.01 per share, an increase of 74% over 1992 net income of $280 million, or $1.77 per share. The improved results reflect increased net interest income due to favorable interest-rate spreads and reduced asset-quality costs as a result of a significant reduction in NPAs and a lower level of net credit losses. The provision decreased by $215 million, and OREO expense declined by $97 million.



Net Interest Margin and Interest-Rate Spread

=======================================================================
December 31                             1993                  1992
- -----------------------------------------------------------------------
Taxable equivalent rates         Average               Average
Dollars in millions              Balance     Rate      Balance     Rate
- -----------------------------------------------------------------------
Securities                       $13,017     6.83%     $11,790     7.67%
Loans and leases                  26,144     8.46       26,615     8.94
Other                              2,374     6.11        2,823     5.79
- -----------------------------------------------------------------------
Total interest-earning assets     41,535     7.81       41,228     8.36
- -----------------------------------------------------------------------
Interest-bearing liabilities      34,862     3.33       34,431     4.25
- -----------------------------------------------------------------------
Interest-rate spread                         4.48                  4.11
Interest-free sources of funds     6,673        -        6,797        -
- -----------------------------------------------------------------------
Total sources of funds           $41,535     2.79%     $41,228     3.56%
=======================================================================
Net interest margin                          5.02%                 4.80%
=======================================================================


     Net interest income on an FTE basis for the year ended December 31, 1993, increased 5% to $2,084 million reflecting a higher net interest margin, caused by the decreased cost of liabilities outpacing the decreased yield on assets during 1993 while earning asset levels remained relatively stable.

     Noninterest income increased 7% to $1,465 million in 1993, due primarily to increases in mortgage banking revenue and securities available for sale gains.

     Noninterest expense totaled $2,424 million in 1993, a 5% increase over 1992, reflecting charges relating to the impairment of the carrying value of mortgage servicing assets as well as a $125-million restructuring charge in 1993.


RECENT ACCOUNTING DEVELOPMENTS

     The FASB has issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan," which the corporation adopted on January 1, 1995, requiring, among other things, that creditors value all loans for which it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement at the present value of expected future cash flows discounted at the loan's effective interest rate, or observable market price of the impaired loan, or the fair value of the collateral if the loan is collateral-dependent. The FASB also issued Statement No. 118, which amended Statement No. 114, by allowing creditors to use their existing methods of recognizing interest income. The adoption of these standards does not have a material impact on the corporation or its results of operations.

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

     The Audit Committee of the Board of Directors consists solely of directors who are not employees of the corporation or its subsidiaries. During 1994, the committee met five times with internal auditors, loan review management, the independent auditors, and representatives of senior management to discuss the results of examinations and to review their activities to ensure that each is properly discharging its responsibilities. The independent auditors, internal auditors, and loan review management have direct and unrestricted access to the Audit Committee at all times.

     In addition, during 1994, the Board of Directors formed a Risk Management Committee to monitor the corporation's risk management program. This committee, which met twice during the year, also consists solely of directors who are not employees of the corporation or its subsidiaries. Loan review management and the independent auditors meet with the committee and representatives of senior management to discuss the results of their examinations and to review their activities to ensure that they are appropriately discharging their responsibilities. Loan review management and the independent auditors have direct and unrestricted access to the Risk Management Committee at all times.

     The corporation's consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Its independent auditors' report, which is based on an audit made in accordance with generally accepted auditing standards, expresses an opinion as to the fair presentation of the consolidated financial statements. In performing its audit, KPMG Peat Marwick LLP considers the corporation's internal control structure to the extent it deems necessary in order to issue its opinion on the consolidated financial statements.


/s/ Terrence Murray                           /s/ Eugene M. McQuade

Terrence Murray                               Eugene M. McQuade
Chairman, President, and                      Executive Vice President and
Chief Executive Officer                       Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Fleet Financial Group, Inc.:

     We have audited the accompanying consolidated balance sheets of Fleet Financial Group, Inc., as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fleet Financial Group, Inc., at December 31, 1994 and 1993, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note 3 to the Notes to Consolidated Financial
Statements, the corporation changed its method of accounting for investments to adopt the provisions of the Financial Accounting Standards Board's Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994.

                                                       /s/ KPMG PEAT MARWICK LLP


Providence, Rhode Island
January 18, 1995


CONSOLIDATED STATEMENTS OF INCOME
- -----------------------------------------------------------------------------------------------------------------------------------
Year ended December 31
Dollars in millions, except per share amounts                                                   1994           1993           1992
- -----------------------------------------------------------------------------------------------------------------------------------
Interest and fees on loans and leases                                                          $2,367         $2,339         $2,514
Interest on securities (includes interest from tax-exempt securities of
  $33 million, $27 million, and $24 million in 1994, 1993, and 1992, respectively)                905            873            902
- -----------------------------------------------------------------------------------------------------------------------------------
    Total interest income                                                                       3,272          3,212          3,416
- -----------------------------------------------------------------------------------------------------------------------------------
Interest expense:
  Deposits                                                                                        764            744          1,076
  Short-term borrowings                                                                           294            180            164
  Long-term debt                                                                                  232            237            223
- -----------------------------------------------------------------------------------------------------------------------------------
    Total interest expense                                                                      1,290          1,161          1,463
- -----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                                             1,982          2,051          1,953
- -----------------------------------------------------------------------------------------------------------------------------------
Provision for credit losses                                                                        62            271            486
- -----------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for credit losses                                           1,920          1,780          1,467
- -----------------------------------------------------------------------------------------------------------------------------------
Noninterest income:
  Mortgage banking                                                                                363            414            364
  Service charges, fees, and commissions                                                          321            310            286
  Investment services revenue                                                                     175            174            160
  Student loan servicing fees                                                                      54             51             61
  FDIC loan administration fees                                                                    52             31             12
  Securities available for sale gains (losses)                                                     (1)           282            207
  Gain on partial sale of FMG                                                                       -              -            121
  Other                                                                                           209            203            157
- -----------------------------------------------------------------------------------------------------------------------------------
    Total noninterest income                                                                    1,173          1,465          1,368
- -----------------------------------------------------------------------------------------------------------------------------------
Noninterest expense:
  Employee compensation and benefits                                                              949          1,018            958
  Occupancy                                                                                       168            174            165
  Equipment                                                                                       133            130            118
  Purchased mortgage servicing rights amortization                                                 85            240            107
  Legal and other professional                                                                     75             74             74
  FDIC assessment                                                                                  70             76             75
  Marketing                                                                                        65             53             51
  Core deposit and goodwill amortization                                                           57             54             45
  OREO expense                                                                                     39             57            154
  Restructuring charges                                                                            44            125              -
  Loss on sale of problem assets                                                                    -              -            115
  Other                                                                                           385            423            456
- -----------------------------------------------------------------------------------------------------------------------------------
    Total noninterest expense                                                                   2,070          2,424          2,318
- -----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                                      1,023            821            517
Applicable income taxes                                                                           398            327            228
- -----------------------------------------------------------------------------------------------------------------------------------
Net income before minority interest                                                               625            494            289
Minority interest                                                                                 (12)            (6)            (9)
- -----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                     $  613         $  488         $  280
- -----------------------------------------------------------------------------------------------------------------------------------
Net income applicable to common shares                                                         $  598         $  466         $  252
- -----------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding:
  Primary                                                                                 159,483,021    154,666,307    141,469,658
  Fully diluted                                                                           159,483,021    154,899,995    142,778,665
Earnings per share:
  Primary                                                                                      $ 3.75         $ 3.01         $ 1.78
  Fully diluted                                                                                  3.75           3.01           1.77
Dividends declared                                                                               1.40          1.025          0.825
- -----------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
- ------------------------------------------------------------------------------------------------------------------------------
December 31
Dollars in millions, except per share data                                                                 1994         1993
- ------------------------------------------------------------------------------------------------------------------------------
Assets
Cash, due from banks and interest-bearing deposits                                                         $ 5,208     $ 2,213
Federal funds sold and securities purchased under agreements to resell                                         649         -
Securities available for sale (1994 at market; 1993 at cost, market
  value $12,931 at December 31, 1993)                                                                       10,353      12,577
Securities held to maturity (market value: $890 and $1,580)                                                    891       1,546
Loans and leases                                                                                            27,541      26,310
Reserve for credit losses                                                                                     (953)     (1,000)
- ------------------------------------------------------------------------------------------------------------------------------
Net loans and leases                                                                                        26,588      25,310
- ------------------------------------------------------------------------------------------------------------------------------
Mortgages held for resale                                                                                      489       2,622
Purchased mortgage servicing rights                                                                            827         560
Premises and equipment                                                                                         824         733
Deferred taxes                                                                                                 352         360
Accrued interest receivable                                                                                    342         347
Excess cost over net assets of subsidiaries acquired                                                           180         187
Other intangibles                                                                                              159         166
Other assets                                                                                                 1,895       1,302
- ------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                               $48,757     $47,923
- ------------------------------------------------------------------------------------------------------------------------------

Liabilities
Deposits:
  Demand                                                                                                   $ 6,890     $ 6,473
  Regular savings, NOW, money market                                                                        15,220      16,437
  Time                                                                                                      12,696       8,175
- ------------------------------------------------------------------------------------------------------------------------------
    Total deposits                                                                                          34,806      31,085
- ------------------------------------------------------------------------------------------------------------------------------
Federal funds purchased and securities sold under agreements to repurchase                                   2,846       1,961
Other short-term borrowings                                                                                  3,105       6,146
Accrued expenses and other liabilities                                                                       1,163       1,648
Long-term debt                                                                                               3,457       3,444
- ------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                                     45,377      44,284
- ------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity
Preferred stock                                                                                                379         501
Common stock (shares issued: 141,574,162 in 1994 and 137,381,588 in 1993;
  shares outstanding: 135,024,262 in 1994 and 137,381,588 in 1993)                                             142         137
Common surplus                                                                                               1,547       1,492
Retained earnings                                                                                            1,936       1,509
Net unrealized gain (loss) on securities available for sale                                                   (374)         -
Treasury stock, at cost, 6,549,900 shares                                                                     (250)         -
- ------------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                                             3,380       3,639
- ------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                                 $48,757     $47,923
- ------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


- -----------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                              Net Unrealized
                                                                                                Gain (Loss)
                                                           Common                              on Securities
December 31                                   Preferred     Stock     Common     Retained       Available       Treasury
Dollars in millions, except per share amounts   Stock      $1 Par     Surplus    Earnings        For Sale         Stock      Total
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1991                   $ 321       $121       $1,006     $1,062          $   -           $   -      $2,510
Net income                                        -          -            -         280              -               -
Cash dividends declared on common
  stock ($0.825 per share)                        -          -            -        (101)             -               -
Cash dividends declared on preferred stock        -          -            -         (28)             -               -
Dual convertible preferred stock                 283(a)      -            -          -               -               -
Common stock issued in connection with:
  Employee benefit and stock option plans
   and conversion of preferred stock and
   convertible debentures                         -           1           48         (1)             -               -
  Dividend reinvestment                           -           1           12         -               -               -
Adjustment of valuation account for
  marketable equity securities                    -          -            -           5              -               -
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992                     604        123        1,066      1,217              -               -       3,010
Net income                                        -          -            -         488              -               -
Cash dividends declared on common stock
  ($1.025 per share)                              -          -            -        (140)             -               -
Cash dividends declared on preferred stock        -          -            -         (22)             -               -
Purchase of Series III preferred stock           (50)        -            -         (15)             -               -
Purchase of Series IV preferred stock            (50)        -            -         (11)             -               -
Common stock issued in connection with:
  Common stock offering, net of issuance
    costs of $10                                  -          12          379         -               -               -
  Employee benefit and stock option plans
    and conversion of preferred stock             (3)         1           23         (4)             -               -
Dividend reinvestment                             -           1           23         -               -               -
Other items, net                                  -          -             1         (4)             -               -
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                     501        137        1,492      1,509              -               -       3,639
Net unrealized gain on securities available
  for sale at January 1, 1994                     -          -            -          -              224              -
Net income                                        -          -            -         613              -               -
Cash dividends declared on common stock
  ($1.40 per share)                               -          -            -        (192)             -               -
Cash dividends declared on preferred stock        -          -            -         (15)             -               -
Redemption of preferred stock                   (122)        -            -          -               -               -
Common stock issued in connection with
  employee benefit and stock option plans         -           1           17         (4)             -               -
Adjustment to valuation reserve for
  securities available for sale                   -          -            -          -             (598)             -
Treasury stock purchased                          -          -            -          -               -             (250)
Other items, net                                  -           4           38         25              -               -
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                   $ 379       $142       $1,547     $1,936          $ (374)          $(250)    $3,380
- -----------------------------------------------------------------------------------------------------------------------------------

(a) Shown separately at December 31, 1991.
See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
- ------------------------------------------------------------------------------------------------------------------------------------
Year ended December 31
Dollars in millions                                                                            1994          1993            1992
- ------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                                                  $      613    $      488     $      280
Adjustments for noncash items:
  Depreciation and amortization of premises and equipment                                          112            95             76
  Amortization of purchased mortgage servicing rights and other intangible assets                  142           294            152
  Writedown of OREO to fair value                                                                   27            47            126
  Provision for credit losses                                                                       62           271            486
  Deferred income tax expense (benefit)                                                             62          (114)             2
  Loss on sale of problem assets                                                                    -             -             115
  Minority interest                                                                                 12             6              9
  Securities (gains) losses                                                                          1          (282)          (207)
  Gain on partial sale of FMG                                                                       -             -            (121)
  Other gains on sales of assets                                                                   (86)          (39)           (28)
Originations and purchases of mortgages held for resale                                        (10,607)      (19,719)       (17,408)
Proceeds from sales of mortgages held for resale                                                12,740        19,184         17,117
(Increase) decrease in accrued receivables, net                                                    (41)         (176)           663
(Decrease) increase in accrued liabilities, net                                                   (408)          288           (148)
Other, net                                                                                        (176)          417            477
- ------------------------------------------------------------------------------------------------------------------------------------
  Net cash flow provided by operating activities                                                 2,453           760          1,591
- ------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Purchases of securities available for sale                                                     (20,787)       (8,506)        (7,080)
Proceeds from maturities and sales of securities available for sale                             23,743         7,439          7,215
Purchases of securities held to maturity                                                          (865)          (60)        (1,714)
Proceeds from maturities of securities held to maturity                                            750           308             12
Net cash and cash equivalents received from banking institutions acquired                           -             -             400
Loans made to customers, nonbanking subsidiaries                                                (1,109)       (3,413)        (2,796)
Principal collected on loans made to customers, nonbanking subsidiaries                          1,097         3,386          3,105
Loans purchased from third parties (including FDIC)                                               (330)         (179)        (1,892)
Proceeds from sales of loans                                                                        73           344            871
Net (increase) decrease in loans and leases, banking subsidiaries                               (1,099)         (571)           405
Putable loans transferred to the FDIC                                                               76           274            632
Proceeds from sales of OREO                                                                         89           148            259
Purchases of premises and equipment                                                               (210)         (205)          (124)
Purchases of mortgage servicing rights                                                            (374)         (255)          (148)
- ------------------------------------------------------------------------------------------------------------------------------------
  Net cash flow provided (used) by investing activities                                          1,054        (1,290)          (855)
- ------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Net increase (decrease) in deposits                                                              3,097        (1,650)        (4,674)
Net (decrease) increase in short-term borrowings                                                (2,391)        1,708          2,925
Proceeds from issuance of long-term debt                                                           684           645            876
Repayments of long-term debt                                                                      (700)       (1,013)           (68)
Proceeds from issuance of common stock                                                              14           432             27
Proceeds from issuance of FMG common stock                                                          -             -             207
Redemption and repurchase of common and preferred stock                                           (372)         (269)            -
Cash dividends paid                                                                               (195)         (147)          (125)
- ------------------------------------------------------------------------------------------------------------------------------------
  Net cash flow provided (used) by financing activities                                            137          (294)          (832)
- ------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                             3,644          (824)           (96)
- ------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                                   2,213         3,037          3,133
- ------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                     $   5,857     $   2,213      $   3,037
- ------------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of Fleet conform to generally accepted accounting principles and prevailing practices within the banking industry. Certain prior year amounts have been reclassified to conform to current year classifications. The following is a summary of the significant accounting policies.

     Basis of Presentation. The consolidated financial statements of Fleet include the accounts of the corporation and its subsidiaries. All material intercompany transactions and balances have been eliminated. For purposes of the Consolidated Statements of Cash Flows, the corporation defines cash and cash equivalents to include cash, due from banks, interest-bearing deposits, federal funds sold, and securities purchased under agreements to resell.

     Securities. Securities are classified at the time of purchase, based on management's intentions, as securities held to maturity, securities available for sale, or trading account securities. Securities held to maturity are those that management has the positive intent and ability to hold to maturity and are carried at amortized cost.

     Effective January 1, 1994, the corporation adopted Financial
Accounting Standards Board (FASB) Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The standard requires that securities available for sale be reported at fair value, with any net after-tax unrealized gains (losses) reflected as a separate component of stockholders' equity. Previously, debt securities were recorded at the lower of amortized cost or fair value with any net unrealized losses included in earnings. In connection with the adoption of Statement No. 115, the corporation transferred securities netting to $767 million from the held to maturity portfolio to the available for sale portfolio.

     Securities available for sale, which include marketable equity securities, are those that management intends to hold for an indefinite period of time, including securities used as part of the asset/liability management strategy, and that may be sold in response to changes in interest rates, prepayment risk, liquidity needs, the desire to increase capital, or other similar factors.

     Any portion of unrealized loss on an individual security deemed to be other than temporary is recognized as a realized loss in the accounting period in which such determination is made. The specific identification method is used to determine gains and losses on sales of securities.

     Loans and Leases. Loans and leases are placed on nonaccrual status either as a result of past-due status or a judgment by management that, although payments are current, such action is prudent. Except in the case of most consumer and residential real estate loans, loans and leases on which payments are past due 90 days or more are placed on nonaccrual status unless they are well-secured and in the process of normal collection or renewal. Consumer loans, including residential real estate, are placed on nonaccrual status at 120 days past due and generally charged off at 180 days past due. When a loan is placed on nonaccrual status, all interest previously accrued in the current year, but not collected, is reversed against interest income. Any interest accrued in prior years is charged against the reserve for credit losses. Assets can be returned to accrual status when they become current as to principal and interest or demonstrate a period of performance under the contractual terms, and, in management's opinion, are fully collectable.

     Foreclosed Property and Repossessed Equipment. Property and equipment acquired through foreclosure (other real estate owned, or OREO) are stated at the lower of cost or fair value less selling costs. Credit losses arising at the time of foreclosure are charged against the reserve for credit losses. Any additional writedowns to the carrying value of these assets that may be required are charged to expense and recorded in a valuation reserve that is maintained on an asset-by-asset basis.

     Reserve for Credit Losses. The corporation continually evaluates its reserve for credit losses by performing detailed reviews of certain individual loans and leases in view of the historic net charge-off experience of the portfolio, and evaluations of current and anticipated economic conditions and other pertinent factors. Based on these analyses, the reserve for credit losses is maintained at levels considered adequate by management to provide for loan and lease losses inherent in these portfolios.

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

     Purchased Mortgage Servicing Rights (PMSRs). The acquisition costs of bulk-servicing purchases and servicing rights acquired through the purchase of mortgage loans originated by others, net of aggregate gains from the sale of these purchased loans, are capitalized as PMSRs. The acquisition costs capitalized do not exceed the present value of the expected net future servicing income at the time of acquisition.

     The cost of PMSRs is amortized over the estimated period of net servicing revenues. The corporation evaluates PMSRs for impairment by making its best estimate of the undiscounted anticipated future net cash flows considering market consensus prepayment predictions, portfolio prepayment rates, the range of reported prepayment predictions, mortgage interest rates, mortgage pipeline information, and the economic value of its purchased servicing portfolio. If recorded balances for any of the disaggregated PMSRs categories exceed the undiscounted anticipated future net cash flows, a current impairment adjustment equal to the difference between the carrying value and the undiscounted anticipated future net cash flows is recorded. The corporation's method of disaggregation provides for the evaluation of PMSRs that have similar economic characteristics, such as prepayment risk and credit factors, and are within a reasonable range of purchase dates. The corporation periodically reviews its method of disaggregation to ensure that it continues to provide for the evaluation of PMSRs with similar underlying economic characteristics. The corporation's methodology is to evaluate individual large
(bulk) servicing acquisitions and to evaluate correspondent acquisitions by quarter of acquisition. Additionally, the corporation will prospectively accelerate amortization of PMSRs if a change in expected future net servicing income is indicated.

     Excess Cost over Net Assets of Subsidiaries Acquired. The excess cost over net assets of subsidiaries acquired (goodwill) is amortized on a straight-line basis over periods of up to 40 years. Goodwill relating to banking subsidiaries acquired subsequent to 1981 is amortized over 25 years or less. On a periodic basis, the corporation reviews goodwill for events or changes in circumstances that may indicate that the carrying amount of goodwill may not be recoverable.

     Other Intangible Assets. The excess of the purchase price over the fair value of the tangible net assets of certain acquisitions has been allocated to core deposits (core deposit intangibles) based on valuations, and is amortized on a straight-line basis, generally over seven years. On a periodic basis, the corporation reviews its intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable.

     Trading Instruments. Financial instruments (including derivatives) used for trading purposes are stated at market value. Realized and unrealized gains and losses are currently recognized in net trading revenue. Interest revenue arising from trading instruments is included in the income statement as part of interest income.

     Income Taxes. The corporation changed its method of accounting for income taxes from the deferred method to the liability method, in accordance with FASB Statement No. 109, "Accounting for Income Taxes," effective January 1, 1993. This statement requires deferred tax assets and liabilities to be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the change is enacted.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Interest-Rate Risk-Management Activities. The corporation enters into interest-rate swaps to manage exposure to interest-rate risk. For swaps that are designated and effective as hedges of assets and liabilities, the net differential to be paid or received on the swaps is treated as an adjustment to the yield on the hedged item. In addition, interest-rate swaps that hedge securities available for sale are reported at fair value with unrealized gains and losses reported in the same manner as the hedged item.

     The corporation applies hedge accounting to an interest-rate swap if the asset or liability being hedged exposes the corporation to interest-rate risk, and the swap is designated and effective as a hedge of specific assets or liabilities or pools of assets or liabilities. To be effective as a hedge, the interest-rate swaps must contribute to an overall interest-rate sensitivity that is within the corporation's asset/liability management guidelines and, for interest-rate swaps hedging a variable-rate asset, there must be correlation between the interest-rate index on the asset and the variable rate paid on the swap. Initial and ongoing correlation is measured by statistical analysis of the relative movements of the interest-rate indices over time. If correlation were to cease, hedge accounting would be discontinued and the interest-rate swap would be accounted for as a trading instrument.

    If an interest-rate swap is terminated, the gain or loss is deferred and amortized over the shorter of the remaining contract life or the maturity of the hedged item. If a hedged item is sold or settled or the balance of the hedged item falls below the notional amount of the swap, hedge accounting is discontinued to the extent that the notional amount exceeds the balance, and accounting for trading instruments is applied.

    Earnings Per Share. Earnings per share is computed by dividing earnings (after deducting dividends on preferred stock) by the weighted average number of common shares and common stock equivalents outstanding during the period, assuming the conversion of the convertible preferred stock. Common stock equivalents include stock options and rights and the dual convertible preferred (DCP) stock.

    Minority Interest. Minority interest represents the minority stockholders' proportionate share of the equity of Fleet Mortgage Group (FMG). At December 31, 1994 and 1993, the corporation owned approximately 81% of FMG's common stock.

NOTE 2.
ACQUISITIONS

     On August 15, 1994, the corporation completed its acquisition of Sterling Bancshares Corp. for approximately $125 million in stock, or $39.50 for each share of Sterling common stock. The acquisition agreement provided Sterling stockholders with 1.096 shares of Fleet common stock for each share of Sterling common stock, or 3,595,398 shares. The acquisition added approximately $1 billion of assets to Fleet. The transaction was accounted for as a pooling of interests. Due to the immateriality of this transaction, the corporation has not restated prior periods, however all 1994 information has been restated to include the acquisition as if it occurred on January 1, 1994.

     On January 27, 1995, the corporation completed its acquisition of NBB Bancorp. The corporation issued approximately 6.2 million treasury shares with an aggregate carrying value of approximately $200 million as well as approximately $230 million in cash. In addition, Fleet issued 2.5 million warrants to purchase Fleet common stock to NBB stockholders with an exercise price of $43.875 per share and a term of six years. The warrants are exercisable beginning one year after closing the acquisition. The transaction was accounted for under the purchase method of accounting. Goodwill and core deposit premium amounts are being amortized on a straight-line basis over 15 years and 7 years, respectively.

     During 1994, Fleet signed a definitive agreement to purchase
Plaza Home Mortgage Corp. for $89 million in cash. This acquisition will add approximately $9.2 billion in mortgage servicing and will expand Fleet's mortgage banking franchise by adding 40 new offices. On December 28, 1994, Fleet announced a merger proposal under which Fleet would acquire, at $20 per share, all of the shares of FMG currently held by the minority stockholders. On January 30, 1995, Fleet commenced a tender offer to reacquire such shares. The aggregate amount of the transaction would be approximately $190 million. The merger proposal is subject to obtaining certain approvals and other customary conditions.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.
SECURITIES

- ------------------------------------------------------------------------------------------------------------------------------------
December 31                                               1994                                            1993
                                                   Gross        Gross                              Gross        Gross
                                   Amortized    Unrealized    Unrealized    Market   Amortized   Unrealized   Unrealized    Market
Dollars in millions                   Cost         Gains        Losses      Value      Cost         Gains       Losses      Value
- -----------------------------------------------------------------------------------------------------------------------------------
Securities available for sale:
  U.S. Treasury and government
   agencies                          $ 2,577       $ -           $133      $ 2,444    $ 5,775       $180       $  5       $ 5,950
  Mortgage-backed securities           7,897         3            435        7,465      5,739        143          4         5,878
  State and municipal                     -          -              -            -        733         15          1           747
  Other debt securities                  180         -              1          179        250          7          -           257
- -----------------------------------------------------------------------------------------------------------------------------------
    Total debt securities             10,654         3            569       10,088     12,497        345         10        12,832
  Marketable equity securities           187         -             22          165         64         19          -            83
  Other securities                       100         -              -          100         16          -          -            16
- -----------------------------------------------------------------------------------------------------------------------------------
  Total securities available
   for sale                          $10,941       $ 3           $591      $10,353    $12,577       $364        $10       $12,931
- -----------------------------------------------------------------------------------------------------------------------------------
Securities held to maturity:
  State and municipal                $   843       $ 5           $  6      $   842    $    -        $  -        $ -       $     -
  Mortgage-backed securities              -          -              -            -      1,382         32          -         1,414
  U.S. Treasury and government
   agencies                               -          -              -            -         74          2          -            76
  Other debt securities                   48         -              -           48         13          -          -            13
- -----------------------------------------------------------------------------------------------------------------------------------
    Total debt securities                891         5              6          890      1,469         34          -         1,503
  Other securities                        -          -              -            -         77          -          -            77
- -----------------------------------------------------------------------------------------------------------------------------------
  Total securities held to
   maturity                          $   891       $ 5           $  6      $   890    $ 1,546       $ 34        $ -       $ 1,580
- -----------------------------------------------------------------------------------------------------------------------------------


    Effective January 1, 1994, the corporation adopted FASB Statement No.
115, "Accounting for Certain Investments in Debt and Equity Securities." In connection with the adoption of Statement No. 115, the corporation transferred securities netting to $767 million from the held to maturity portfolio to the available for sale portfolio.

    The securities available for sale portfolio had net unrealized losses of $588 million at December 31, 1994. Accordingly, stockholders' equity has been reduced by a valuation reserve of $374 million, which represents the after-tax effect of the unrealized loss.

    At December 31, 1994, securities available for sale and securities held to maturity with carrying values of $1.4 billion and $733 million, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes, compared to $6.6 billion and $820 million, respectively, at December 31, 1993.

   Proceeds from sales of debt securities available for sale during 1994, 1993, and 1992 were $21.0 billion, $6.8 billion, and $5.2 billion, respectively. Gross gains of $19 million and gross losses of $34 million were realized on those sales in 1994, gross gains of $233 million and gross losses of $49,000 were realized on those sales in 1993, and gross gains of $210 million and gross losses of $6 million were realized on those sales in 1992. Net realized gains on sales of marketable equity securities were $14 million, $49 million, and $3 million in 1994, 1993, and 1992, respectively. There were no sales of securities held to maturity in 1994, 1993, or 1992.

    Income tax expense (benefit) on securities available for sale gains (losses) was $(1) million in 1994, $117 million in 1993, and $83 million in 1992.

    The amortized cost and estimated market value of debt securities held to maturity and securities available for sale by contractual maturity are shown in the following table. Actual maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maturities of Securities Held to Maturity
- --------------------------------------------------------------------------------
December 31, 1994              Within 1   1 to 5    5 to 10   After 10
Dollars in millions              Year      Years     Years     Years     Total
- --------------------------------------------------------------------------------
Amortized cost:
  State and municipal            $552      $208      $ 63      $ 20      $843
  Other securities                 27        15         6        --        48
- --------------------------------------------------------------------------------
Total debt securities            $579      $223      $ 69      $ 20      $891
- --------------------------------------------------------------------------------
Percent of total
  debt securities                65.0%     25.0%      7.7%      2.3%      100%
Weighted average yield(a)         5.9       7.9       8.7       9.7       6.7
- --------------------------------------------------------------------------------
Market value                     $579      $221      $ 70      $ 20      $890
- --------------------------------------------------------------------------------

(a) A tax-equivalent adjustment has been included in the calculations of the yields to reflect this income as if it had been fully taxable. The tax-equivalent adjustment is based upon the applicable federal and state income tax rates.

Maturities of Securities Available for Sale
- --------------------------------------------------------------------------------
December 31, 1994             Within 1   1 to 5    5 to 10   After 10
Dollars in millions             Year      Years     Years     Years      Total
- --------------------------------------------------------------------------------
Amortized cost:

  U.S. Treasury and gov-
    ernment agencies            $ -       $2,577    $ -       $ -       $ 2,577
  Mortgage-backed
    securities                    -            3      67       7,827      7,897
  Other debt securities           -           86      80          14        180
- --------------------------------------------------------------------------------
Total debt securities           $ -       $2,666    $147      $7,841    $10,654
- --------------------------------------------------------------------------------
Percent of total
  debt securities                 -         25.0%    1.4%       73.6%       100%
Weighted average yield(a)         -          5.4     7.0         6.6        6.3
- --------------------------------------------------------------------------------
Market value                    $ -       $2,534    $146      $7,408    $10,088
- --------------------------------------------------------------------------------

(a) A tax-equivalent adjustment has been included in the calculations of the yield to reflect this income as if it had been fully taxable. The tax-equivalent adjustment is based upon the applicable federal and state income tax rates.

NOTE 4.

LOANS AND LEASES

- -----------------------------------------------------------------------------------------------------------------------------
December 31
Dollars in millions                                         1994           1993           1992           1991          1990
- -----------------------------------------------------------------------------------------------------------------------------
Loans:
  Commercial and industrial                                $11,102        $11,104       $11,149        $10,435       $  8,093
  Consumer                                                   7,882          7,531         7,116          6,738          5,442
  Commercial real estate:
    Construction                                               509            477         1,062          1,292          1,729
    Interim/permanent                                        3,830          3,917         3,798          4,061          2,070
  Residential real estate                                    2,937          2,052         2,154          2,402          1,448
  Other                                                        161            195           276            353              -
- -----------------------------------------------------------------------------------------------------------------------------
      Loans, net of unearned income                         26,421         25,276        25,555         25,281         18,782
- -----------------------------------------------------------------------------------------------------------------------------
Lease financing:
  Lease receivables                                          1,396          1,161         1,165          1,632          1,903
  Estimated residual value                                     177            161           161            165            161
  Unearned income                                             (453)          (288)          (234)         (317)          (381)
- -----------------------------------------------------------------------------------------------------------------------------
      Lease financing, net of unearned income(a)             1,120          1,034         1,092          1,480          1,683
- -----------------------------------------------------------------------------------------------------------------------------
Total loans and leases, net of unearned income             $27,541        $26,310       $26,647        $26,761        $20,465
- -----------------------------------------------------------------------------------------------------------------------------

(a) The corporation's leases consist principally of full-payout, direct financing leases. For federal income tax purposes, the corporation has the tax benefit of depreciation on the entire leased unit and interest on the long-term debt. Deferred taxes arising from leveraged leases totaled
    $51 million in 1994 and $13 million in 1993. Future minimum lease payments to be received are $379 million in 1995; $272 million, 1996; $210 million, 1997; $173 million, 1998; $107 million, 1999; $255 million, 2000 and thereafter.

   Total loans and leases include $554 million, primarily commercial and commercial real estate (CRE) loans, subject to either repurchase by, or loss-sharing arrangements with, the Federal Deposit Insurance Corp. (FDIC).

   As part of the acquisition of Maine Savings Bank (MSB) in 1991, specified MSB loans that became classified prior to February 1, 1993, were put to a special asset pool (MSB special asset pool). The MSB special asset pool consisting of $161 million of loans at December 31, 1994, will be acquired by the FDIC on February 1, 1996, for cash. Also, loans aggregating $393 million at December 31, 1994, are subject to FDIC loss-sharing agreements, whereby the FDIC generally reimburses Fleet for 80% of net charge-offs for periods ranging from three to five years from the date of acquisition. The federal financial assistance agreement with the FDIC relating to loans acquired as part of the Bank of New England (BNE) acquisition expired on July 14, 1994. On this date, Fleet retained the majority of the remaining putable loans ($1.8 billion).

   Certain directors and executive officers of the corporation and its subsidiaries, including companies with which they are affiliated, borrowed from the subsidiaries during 1994. Such loans were made in the ordinary course of business under the subsidiaries' normal credit terms, including interest rate and collateral.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Loans to these individuals and affiliated companies were as follows.


Related Party Loans

- -------------------------------------------------------------------------------
Dollars in millions
      Balance                                                      Balance
December 31, 1993        Additions         Repayments         December 31, 1994
- -------------------------------------------------------------------------------
        $261               $41               $94                     $208
- -------------------------------------------------------------------------------


   Concentrations of Credit Risk. Although the corporation is engaged in business nationwide, the lending done by the banking subsidiaries is primarily concentrated in the Northeast.

NOTE 5.

RESERVES FOR LOSSES

Reserve for Credit Loss Activity


- -------------------------------------------------------------------------------
Year ended December 31
Dollars in millions                             1994        1993        1992
- -------------------------------------------------------------------------------
Balance at beginning of year                  $1,000       $1,029      $1,021
Provision charged to income                       62          271         486
Loans and leases charged off                    (186)        (379)       (618)
Recoveries of loans and
  leases charged off                              82           89          73
Acquisitions/other                                (5)         (10)         67
- -------------------------------------------------------------------------------
Balance at end of year                        $  953       $1,000      $1,029
- -------------------------------------------------------------------------------

   Acquisitions/other includes reserves acquired as a result of acquisitions, offset in part by reserve transfers to the FDIC.

Reserve for OREO Activity

- -------------------------------------------------------------------------------
Year ended December 31
Dollars in millions                                          1994        1993
- -------------------------------------------------------------------------------
Balance at beginning of year                                $  30       $  12
Provision                                                      27          47
Dispositions, net                                             (20)        (29)
- -------------------------------------------------------------------------------
Balance at end of year                                      $  37       $  30
- -------------------------------------------------------------------------------



NOTE 6.

NONPERFORMING ASSETS


- -------------------------------------------------------------------------------
December 31
Dollars in millions                       1994   1993   1992    1991    1990
- -------------------------------------------------------------------------------
Nonperforming loans
  and leases:
  Current or less than
    90 days past due                     $ 114  $ 147   $ 359  $  313  $  328
  Noncurrent                               328    318     390     739     659
OREO                                        76    136     241     557     399
- -------------------------------------------------------------------------------
Total NPAs                                $518  $ 601   $ 990  $1,609  $1,386
- -------------------------------------------------------------------------------
NPAs as a percent of
  outstanding loans,
  leases, and OREO                        1.88%  2.27%   3.68%   5.89%   6.64%
- -------------------------------------------------------------------------------
Accruing loans and leases
  contractually past due
  90 days or more                        $  96  $  77   $ 118  $  163  $  157
===============================================================================

   The corporation has no material outstanding commitments to lend additional funds to customers whose loans have been placed on nonperforming status or the terms of which have been modified.

   The gross interest income that would have been recorded if the nonperforming loans and leases had been current in accordance with their original terms and had been outstanding throughout the period (or since origination if held for part of the period) was $41 million, $58 million, and $87 million in 1994, 1993, and 1992, respectively. The actual amount of interest income on those loans included in net income for the period was $15 million, $16 million, and $30 million in 1994, 1993, and 1992, respectively.

   Renegotiated loans that were returned to accrual status totaled $9 million and $29 million at December 31, 1994 and 1993, respectively. These loans, which are not included in nonperforming assets (NPAs), were renegotiated at existing market interest rates and are performing in accordance with their renegotiated terms. The average current yield on these loans was 8.3% and 7.4% at December 31, 1994 and 1993, respectively. In addition, approximately $2 million and $21 million of loans renegotiated in 1994 and 1993, respectively, are reflected in NPAs as a sufficient payment performance history has not yet been established.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.

PURCHASED MORTGAGE SERVICING RIGHTS

   The corporation's PMSRs activity for the years ended December 31, 1994, 1993, and 1992 is as follows.

Purchased Mortgage Servicing Rights
- -----------------------------------------------------------------------------

Year ended December 31
Dollars in millions                             1994        1993         1992
- -----------------------------------------------------------------------------
Balance at beginning of year                    $560        $548         $511
Additions                                        374         255          148
Servicing sales                                  (22)         (3)          (4)
Amortization                                     (85)       (138)        (107)
Impairment charge                                 -         (102)          -
- -----------------------------------------------------------------------------
Balance at end of year                          $827        $560         $548
- -----------------------------------------------------------------------------

NOTE 8.

RESTRUCTURING ACCRUAL

   The corporation recorded restructuring charges of $125 million and $44 million in connection with efficiency improvement programs during 1993 and 1994, respectively. These programs, which commenced in the third quarter of 1993 and continued into 1994, were intended to enhance the corporation's competitive position through a comprehensive review of all its Northeast banking, mortgage banking, and consumer finance activities and operations. The charges included only identified direct and incremental costs associated with these programs. The components of the restructuring charges were as follows.

Components of Restructuring Charges
- -----------------------------------------------------------------------------

Dollars in millions
- -----------------------------------------------------------------------------
Severance                                                                $ 83
Occupancy                                                                  50
Other (including project costs)                                            36
- -----------------------------------------------------------------------------
Total restructuring charges                                              $169
- -----------------------------------------------------------------------------

   Severance charges include the cost of terminations, other benefits, and outplacement costs. The occupancy charge consists of the cost of leases expected to be terminated, space consolidation, and losses anticipated to be incurred on the sale of certain vacated properties. Project costs represent expenses incurred during the restructuring program.

   All funding for cash expenditures relating to the restructuring plan have been made from the operating activities of the corporation. The corporation's liquidity has not been significantly affected by these cash outlays. During 1994, $20 million of incremental costs has been incurred relating to the restructuring plan and has not been charged against the restructuring accrual. It is anticipated that approximately $38 million of additional incremental costs will be incurred in 1995.

   The following table presents a summary of activity with respect to the restructuring charges.

Restructuring Accrual
- -----------------------------------------------------------------------------

Year ended December 31
Dollars in millions                                          1994        1993
- -----------------------------------------------------------------------------
Balance at beginning of year                                 $119        $ -
Provision charged against income                               44         125
Cash outlays                                                  (69)         (6)
Noncash writedowns                                            (36)         -
- -----------------------------------------------------------------------------
Balance at end of year                                       $ 58        $119
- -----------------------------------------------------------------------------



   The cash outlays made during 1994 relate primarily to severance costs and project-related costs. Noncash writedowns relate to vacated facilities and building and leasehold improvement write-offs. The majority of the remaining cash outlays are expected to be made during 1995 and will consist primarily of severance-related costs. Additional noncash writedowns are not expected to be significant.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.

SHORT-TERM BORROWINGS
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                               Securities
                                                                  Federal      Sold Under                     Other        Total
                                                                   Funds      Agreements to   Commercial   Short-Term    Short-Term
Dollars in millions                                              Purchased     Repurchase       Paper      Borrowings    Borrowings
- -----------------------------------------------------------------------------------------------------------------------------------
1994
Balance at December 31                                             $1,410         $1,436         $  835       $2,270        $5,951
Highest balance at any month-end                                    1,993          5,106          1,199        4,456         9,469
Average balance for the year                                        1,572          2,859          1,005        2,209         7,645
Weighted average interest rate as of December 31                     4.76%          5.03%          5.96%        5.71%         5.29%
Weighted average interest rate paid for the year                     4.23           3.95           4.36         3.20          3.85
- -----------------------------------------------------------------------------------------------------------------------------------
1993
Balance at December 31                                             $  442         $1,519         $1,337       $4,809        $8,107
Highest balance at any month-end                                    1,238          2,302          1,415        4,809         8,107
Average balance for the year                                        1,021          1,690          1,036        2,224         5,971
Weighted average interest rate as of December 31                     3.01%          2.60%          3.38%        3.22%         3.12%
Weighted average interest rate paid for the year                     3.08           2.64           3.52         3.06          3.02
- -----------------------------------------------------------------------------------------------------------------------------------
1992
Balance at December 31                                             $  765         $2,115         $  743       $2,776        $6,399
Highest balance at any month-end                                      981          2,706            866        2,776         6,399
Average balance for the year                                          853          1,856            610        1,434         4,753
Weighted average interest rate as of December 31                     3.17%          2.91%          3.71%        4.26%         3.62%
Weighted average interest rate paid for the year                     3.33           2.97           4.20         3.83          3.45
- -----------------------------------------------------------------------------------------------------------------------------------

   Federal funds purchased and securities sold under agreements to repurchase generally mature within one to four days of the transaction date. Commercial paper and other short-term borrowings generally mature within 90 days, although commercial paper may have a term of up to 270 days.

   Total credit facilities available were $3.2 billion with $500 million outstanding at December 31, 1994, compared to $2.6 billion with $940 million outstanding at December 31, 1993. The amounts outstanding under the lines of credit relate entirely to FMG at both December 31, 1994 and 1993. During 1994, the corporation and its subsidiaries paid commitment fees ranging from 0.125% to 0.25% on the lines.

NOTE 10.

LONG-TERM DEBT

   During 1994, the corporation filed a universal shelf registration statement with the Securities and Exchange Commission (SEC), which combined existing debt and preferred stock shelf registrations with a registration of an additional $500 million of securities. This universal shelf registration provides for the issuance of common and preferred stock, senior or subordinated debt securities, and other debt securities. This universal shelf registration provided for the issuance of an aggregate $1.1 billion in securities, all of which remain available for issuance at December 31, 1994.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The following table presents components of long-term debt for the parent company and its affiliates.

Long-Term Debt
- -----------------------------------------------------------------------------
December 31                                    Maturity
Dollars in millions                              Date        1994       1993
- -----------------------------------------------------------------------------
Senior notes and debentures
Parent company:
  MTNs 5.17%-10.22%                           1994-1997     $   80     $  280
  9.375%-11.75% notes                              1994         -         115
  5.625% notes                                     1995        200        200
  7.65% notes                                      1997        100        100
  7.25% notes                                 1997-1999        400         -
  Other                                                          1          1
- -----------------------------------------------------------------------------
    Total parent company                                       781        696
- -----------------------------------------------------------------------------
Affiliates:
  MTNs 5.35%-7.48%                            1994-2003        285        373
  Floating-rate notes                              1994         -         250
  Floating-rate notes                              1995        400        400
  9.80% notes                                      1995        250        250
  Floating-rate bank notes                         1995        250         -
  9.98% notes                                      1996         70         70
  6.125% notes                                     1997        150        150
  6.50% notes                                      1999        150        150
  Other                                                         37         18
    Total affiliates                                         1,592      1,661
      Total senior notes
        and debentures                                       2,373      2,357

Subordinated notes and debentures:(a)
  Floating-rate subordinated notes                 1998        100        100
  7.625% subordinated notes                        1999        150        150
  9.00%-9.90% subordinated notes                   2001        325        325
  6.875% subordinated notes                        2003        150        150
  8.125% subordinated notes                        2004        250        250
  8.625% subordinated notes                        2007        107        107
  Other                                                          2          5
      Total subordinated notes
        and debentures                                       1,084      1,087
- -----------------------------------------------------------------------------
Total long-term debt                                        $3,457     $3,444
- -----------------------------------------------------------------------------

(a) At December 31, 1994 and 1993, all subordinated debt was at the parent company with the exception of $400,000 at an affiliate in 1993, and is included in total risk-based capital.

   The $200 million of 5.625%, $100 million of 7.65%, and $400 million of 7.25% notes provide for single principal payments and are not redeemable prior to maturity. The fixed-rate subordinated notes all provide for single principal payments at maturity.

   Long-term senior borrowings of affiliates include $285 million of medium-term notes (MTNs), $150 million of 6.125% notes and $150 million of 6.50% notes issued by FMG, and $250 million of 9.80% and $70 million of 9.98% notes issued by Fleet Financial Corp. The $400 million of floating-rate notes due 1995 were issued by subsidiary banks. The rate floats with the London Interbank Offered Rate (LIBOR), and the notes are secured by the banks' qualifying student loan portfolios or collateralized by mortgage-backed securities (MBS). The $250 million of floating-rate bank notes due 1995 were issued by subsidiary banks. The rate floats with the federal funds rate.

   All the floating-rate subordinated notes due 1998 are redeemable at the option of the corporation, in whole or in part, at their principal amount plus accrued interest. These notes pay interest based on the three-month LIBOR, reset quarterly.

   The aggregate payments required to retire long-term debt are: 1995, $1,252 million; 1996, $170 million; 1997, $502 million; 1998, $139 million; 1999, $500 million; 2000 and thereafter, $894 million.


NOTE 11.

PREFERRED STOCK
- -----------------------------------------------------------------------------

December 31
Dollars in millions, except per share data                    1994       1993
- -----------------------------------------------------------------------------
10.12% Series III perpetual preferred stock, $1
  par, 519,758 shares issued and outstanding
  at December 31, 1994 and 1993                               $ 50       $ 50
9.375% Series IV perpetual preferred stock, $1
  par, 478,838 shares issued and outstanding
  at December 31, 1994 and 1993                                 46         46
Preferred stock with cumulative and
  adjustable dividends, $1 par, 1,000,000
  shares issued and outstanding at
  December 31, 1993                                             -          49
Preferred stock with cumulative and
  adjustable dividends, $20 par, 1,500,000
  shares issued and outstanding at
  December 31, 1993                                             -          73
Dual convertible preferred stock $200 stated
  value, 1,415,000 shares issued and out-
  standing at December 31, 1994 and 1993                       283        283
- -----------------------------------------------------------------------------
Total                                                         $379       $501
- -----------------------------------------------------------------------------

   During 1994, the corporation called for redemption all of its $1 par and $20 par adjustable-rate preferred stock. The redemption price was $50 for each share of $1 par and $20 par adjustable-rate preferred stock plus accrued dividends.

   The Series III perpetual preferred stock is redeemable at the option of Fleet on or after June 1, 1996, at $105.06 per share ($26.265 per depositary share), declining each year to $100 per share ($25 per depositary share) on or after June 1, 2001, plus accrued and unpaid dividends.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

thereon. The Series IV perpetual preferred stock is redeemable at the option of Fleet on or after December 1, 1996, at $100 per share ($25 per depositary share), plus accrued and unpaid dividends thereon. Except in certain circumstances, the holders of the preferred stock have no voting rights.

   In connection with the acquisition of BNE in 1991, the corporation issued to limited partnerships managed by affiliates of Kohlberg, Kravis, Roberts & Co. $283 million of DCP stock, $200 stated value, convertible into approximately 16 million shares of Fleet common stock at a conversion price of $17.65 per common share. Shares of DCP stock carry limited voting rights until conversion and will pay dividends equal to 50% of the common dividends paid (if any, in excess of $15 million) by Fleet Banking Group, a wholly-owned subsidiary of the corporation, which owns all of the common stock of Fleet Bank of Massachusetts and Fleet Bank, N.A. (Conn.). No such dividends have been declared to date nor are any anticipated to be declared in 1995.

   In certain instances, no sooner than six years after issuance (four years with regulatory approval, or earlier if certain capital ratios of Fleet are not met), DCP stockholders can convert their stock into a 50% interest of Fleet Banking Group. However, Fleet will have the option to redeem DCP stock at a redemption price equal to 50% of the appraised value of Fleet Banking Group less the sum of (1) the market value of the shares of Fleet common stock into which the DCP stock is then convertible (and such shares of common stock will be distributed to the holders of the DCP stock), and (2) the value of the rights referred to below. Fleet has the option to pay such redemption price in cash or in any combination of Fleet securities having a realizable market value equal to such redemption price. It is the corporation's intent to exercise its unilateral right to issue shares of its own common stock in connection with such a conversion, and the corporation has reserved shares of its common stock for this purpose.

   In addition, Fleet issued to the holders of the DCP stock nontransferable rights to purchase 6,500,000 shares of common stock at an exercise price of $17.65 per share (the rights). The rights, which are exercisable immediately, will expire on July 12, 2001, and are not transferable. Fleet has the option to pay appreciation on the rights in lieu of delivering the shares upon exercise.


NOTE 12.

COMMON STOCK

   At December 31, 1994, Fleet had 300 million shares of $1 par value common stock authorized and 135 million shares outstanding. Shares reserved for future issuance in connection with the corporation's stock plans, the DCP stock, the rights, and stock options totaled 45 million.

   During 1994, the corporation purchased a total of 6.5 million shares of Fleet common stock in the public market at a total cost of $250 million, of which 6.2 million shares were issued to NBB stockholders in January 1995 when the acquisition was completed. Refer to Note 2 for more information on the NBB acquisition.

   Fleet's Board of Directors declared a dividend of one preferred share purchase right for each outstanding share of Fleet common stock in 1990. Under certain conditions, a right may be exercised to purchase 1/100 of the corporation's cumulative participating preferred stock at a price of $50, subject to adjustment. The rights become exercisable if a party acquires 10% or more (in the case of certain qualified investors, 15% or more) of the issued and outstanding shares of Fleet common stock, or after the commencement of a tender or exchange offer for 10% or more of the issued and outstanding shares. When exercisable under certain conditions, each right would entitle the holder to receive upon exercise of a right that number of shares of common stock having a market value of two times the exercise price of the right. The rights will expire in the year 2000 and may be redeemed in whole, but not in part, at a price of $0.01 per share at any time prior to expiration or the acquisition of 10% of Fleet common stock.

NOTE 13.

EMPLOYEE BENEFITS

   Stock Option Plan. The corporation has a stock option plan under which key employees may be granted options and stock appreciation rights (SARs) at not less than fair market value at the date of grant. In most cases, options granted under the plan vest in five equal installments and expire at the end of ten years. Option plans resulted in charges to expense of $5 million in 1994, $2 million in 1993, and $7 million in 1992. At December 31, 1994, 1993, and 1992, exercisable options totaled 2,191,502, 1,832,072, and 1,516,846, respectively. The following table shows the activity for the plans.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options
- -----------------------------------------------------------------------------
                                             1994         1993        1992
- -----------------------------------------------------------------------------
Balance at January 1                       5,378,562    4,249,946   3,358,596
Granted                                    2,061,796    1,747,200   1,588,550
Exercised                                    562,078      474,584     637,100
Expired or canceled                          287,260      144,000      60,100
- -----------------------------------------------------------------------------
Balance at December 31(a)                  6,591,020    5,378,562   4,249,946
- -----------------------------------------------------------------------------

                                              1994         1993        1992
Price range -- high                         --------     --------    --------
Balance at January 1                          $37.31       $30.31      $29.19
Granted                                        36.94        37.31       30.31
Exercised                                      32.75        28.44       26.63
Expired or canceled                            36.94        32.75       26.63
- -----------------------------------------------------------------------------
Balance at December 31                        $37.31       $37.31      $30.31
- -----------------------------------------------------------------------------

                                              1994         1993        1992
Price range -- low                          --------     --------    --------
Balance at January 1                          $11.00       $11.00     $  5.69
Granted                                        20.76        29.19       27.56
Exercised                                      11.13        11.69        5.69
Expired or canceled                            11.69        11.69       11.69
- -----------------------------------------------------------------------------
Balance at December 31                        $11.00       $11.00      $11.00
- -----------------------------------------------------------------------------

(a) At December 31, 1994, 1,359,994 options were issued in tandem with SARs that entitle the holder to tender an option for cancelation and receive the appreciation in value in cash and common stock of the corporation.

   Restricted Stock Plan. The corporation has a restricted stock plan under which key employees are awarded shares of the corporation's common stock subject to certain vesting requirements. With respect to stock granted in 1994, restrictions lapse, in whole or in part, on the third anniversary of the date of the agreement awarding such restricted stock only if certain preestablished performance goals related to earnings per share are attained. With respect to stock granted prior to 1994, restrictions lapse on the fifth anniversary of the date of the agreement awarding such restricted stock (or sooner if the price of Fleet common stock attains certain levels). In accordance with the terms of the award, the restrictions lapsed as of January 1, 1995, with respect to 50% of the 105,000 shares awarded in 1991. As of December 31, 1994 and 1993, 231,250 grants and 140,000 grants were outstanding, respectively, with an average grant price of $29.17 and $24.11, respectively.

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

Funded Status of Plans
- -------------------------------------------------------------------------------

                                                    Qualified      Nonqualified
                                                      Plans           Plans
December 31
Dollars in millions                                1994    1993    1994    1993
- -------------------------------------------------------------------------------
Actuarial present value of
  accumulated benefit obligations:
  Vested benefits                                  $109    $ 86    $ 13    $ 11
  Nonvested benefits                                 17      13       1       1
- -------------------------------------------------------------------------------
Accumulated benefit obligations                     126      99      14      12
Additional benefits related to
  future compensation levels                         67      84      11       4
- -------------------------------------------------------------------------------
Projected benefits obligation
  rendered to date                                  193     183      25      16
Plan assets at fair value                           171     178      -       -
- -------------------------------------------------------------------------------
Plan assets in excess of (less than)
  projected benefit obligations                     (22)     (5)    (25)    (16)
Unrecognized net transition (asset)
  obligation being amortized                         (6)     (6)      2       2
Unrecognized prior service cost
  being amortized                                    19      13       9       1
Unrecognized net loss from past
  experience different from that
  assumed                                            18      33       5       6
Additional amounts recognized
  due to minimum level funding                       -       -       (5)     (5)
- -------------------------------------------------------------------------------
Prepaid (accrued) pension cost                     $ 9     $ 35    $(14)   $(12)
- -------------------------------------------------------------------------------

Components of Pension Expense
Year ended December 31
Dollars in millions                             1994         1993        1992
- -------------------------------------------------------------------------------
Service cost for benefits
  earned during the period                      $ 24         $ 20        $ 17
Interest cost on projected
  benefit obligation                              17           14          11
Actual return on plan assets                       1          (14)        (10)
Net amortization and deferral                    (13)           2          (2)
- -------------------------------------------------------------------------------
Net pension expense                             $ 29         $ 22        $ 16
- -------------------------------------------------------------------------------


   For December 31, 1994, 1993, and 1992, the assumed discount rates were 8.50%, 7.25%, and 7.85%, respectively, while the rate of increase in compensation levels used to measure the projected benefit obligation was 5.00% in 1994, 1993, and 1992. The expected long-term rate-of-return on plan assets was 8.85% for 1994 and 1993 and 9.00% for 1992. During 1994, the mortality table was revised to the 1983 Group Annuity Mortality Table. The assumed discount rate change reflects the substantial increase in the level of

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

interest rates during 1994, while the revised mortality table reflects the improvement in life expectancy.

   Postretirement Healthcare Benefits. In addition to providing pension benefits, the corporation provides healthcare cost assistance and life insurance benefits for retired employees. The cost of providing these benefits was $7 million, $10 million, and $8 million in 1994, 1993, and 1992, respectively.

   The following table presents the plan's funded status reconciled with amounts recognized on the corporation's balance sheet.

Funded Status of Postretirement Plan
- -------------------------------------------------------------------------------

December 31
Dollars in millions                                              1994    1993
- -------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                      $  53   $  61
  Fully eligible active plan participants                           5      11
  Other active plan participants                                    3       3
- -------------------------------------------------------------------------------
    Total accumulated postretirement
      benefit obligation                                           61      75
Plan assets                                                         -       -
- -------------------------------------------------------------------------------
Plan assets in excess of (less than)
  projected benefit obligation                                    (61)    (75)
Unrecognized net gain                                             (11)     -
Unrecognized transition obligation                                 69      72
- -------------------------------------------------------------------------------
Accrued postretirement benefit cost                             $  (3)  $  (3)
- -------------------------------------------------------------------------------


   The components of the net periodic postretirement benefit cost of $7 million and $10 million for the years ended December 31, 1994 and 1993, respectively, include interest, amortization of the transition obligation, and amortization of gains (losses) of $4 million, $4 million, and $(1) million, respectively, for 1994 compared to $6 million, $4 million, and $0, respectively for 1993. The transition obligation, which represents the unfunded accumulated benefit obligation as of January 1, 1993, is being amortized on a straight-line basis over 20 years. Discount rates of 8.50% and 7.25% were used in determining the accumulated postretirement benefit obligation for the years ended December 31, 1994 and 1993, respectively. During 1994, the mortality table was revised to the 1983 Group Annuity Mortality Table. The assumed discount rate change reflects the substantial increase in the level of interest rates during 1994, while the revised mortality table reflects the improvement in the life expectancy. The healthcare cost-trend rate is 10.50% for 1995, decreasing gradually to 4.50% through the year 2001, and level thereafter. The healthcare cost-trend rate assumption has a minimal effect on the amounts reported. For example, increasing the assumed healthcare cost-trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994, by $1.1 million, and the aggregate of the service cost and interest cost components of the net periodic postretirement benefit cost for 1994 by approximately $83,000.

   Postemployment benefits. In 1994, the corporation adopted the provisions of FASB Statement No. 112 "Employers' Accounting for Postemployment Benefits." The initial impact of adopting this statement was immaterial.

   Other Plans. Fleet and its subsidiaries have various savings and thrift plans covering substantially all employees. The corporation's savings and thrift plan expense was $21 million, $15 million, and $14 million for 1994, 1993, and 1992, respectively.

NOTE 14.

INCOME TAXES

   The corporation changed its method of accounting for income taxes from the deferred method to the liability method as required by FASB Statement No. 109, "Accounting for Income Taxes," effective January 1, 1993. Due to immateriality, the effect of this accounting change was not separately disclosed in the prior year's financial statements.

   The effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1993, are as follows.



Net Deferred Tax Assets
- --------------------------------------------------------------------------------

December 31
Dollars in millions                                              1994    1993
- --------------------------------------------------------------------------------
Deferred tax assets:
  Reserve for credit losses                                      $358    $341
  Reserve for unrealized gains (losses) on
    securities available for sale                                 214      -
  Core deposit intangibles                                         66      69
  Expenses not currently deductible                                50      93
  Mortgage banking                                                 -       92
  Other                                                           163     118
- --------------------------------------------------------------------------------
    Total gross deferred tax assets                               851     713
      Less: valuation reserve                                       6       5
- --------------------------------------------------------------------------------
        Deferred tax assets                                       845     708
- --------------------------------------------------------------------------------
Deferred tax liabilities:
  Lease financing                                                 154     138
  Mortgage banking                                                 84       -
  Purchase accounting adjustments, net                             66      78
  Subsidiary stock transaction                                     49      50
  Depreciation                                                     29      29
  Other                                                           111      53
- --------------------------------------------------------------------------------
        Total gross deferred tax liabilities                      493     348
- --------------------------------------------------------------------------------
Net deferred tax assets                                          $352    $360
- --------------------------------------------------------------------------------


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Deferred tax assets, net of the valuation reserve, are expected to be realized through carryback of taxable income in prior years, the reversal of existing deferred tax liabilities and from the recognition of future taxable income. The valuation reserve of $6 million and $5 million at December 31, 1994 and 1993, respectively, was established to reflect that portion of deferred tax assets that more likely than not will not be realized for state income tax purposes. The deferred tax accounts have been adjusted for differences in prior year tax return filings and the IRS settlements.

   The deferred tax expense (benefit) of $62 million and $(114) million in 1994 and 1993, respectively, includes an expense (benefit) of $1 million and $(3) million, respectively, due to a change from the beginning of the year in the deferred tax asset valuation reserve.


Income Tax Expense (Benefit)
- -----------------------------------------------------------------------------
December 31
Dollars in millions                             1994        1993         1992
- -----------------------------------------------------------------------------
Current income taxes:
  Federal                                       $267       $ 336         $165
State and local                                   69         105           61
- -----------------------------------------------------------------------------
                                                 336         441          226
Deferred income tax expense (benefit):
  Federal                                         49         (85)          (1)
  State and local                                 13         (29)           3
- -----------------------------------------------------------------------------
                                                  62        (114)           2
Total:
  Federal                                        316         251          164
  State and local                                 82          76           64
- -----------------------------------------------------------------------------
                                                $398       $ 327         $228
- -----------------------------------------------------------------------------


   The tax effects of timing differences that give rise to a significant portion of deferred tax expense (benefit) for the year ended December 31, 1992, are as follows.


Components of Deferred Income Tax Expense
- -----------------------------------------------------------------------------
December 31
Dollars in millions                                                      1992
- -----------------------------------------------------------------------------
Gain on partial sale of FMG                                              $ 49
Provision for credit losses                                                16
Pension funding                                                            (6)
Lease financing transactions                                               (9)
Expenses not currently deductible                                         (14)
Purchase accounting adjustments                                           (17)
Other, net                                                                (17)
- -----------------------------------------------------------------------------
Total deferred income tax expense                                        $  2
- -----------------------------------------------------------------------------

   The income tax expense for the years ended December 31, 1994, 1993, and 1992, varied from the amount computed by applying the statutory income tax rate to income before taxes. The reasons for the differences are as follows.


Statutory Rate Analysis
- -----------------------------------------------------------------------------
December 31                                     1994        1993         1992
- -----------------------------------------------------------------------------
Tax at statutory rate                         35.0%         35.0%        34.0%
Increases (decreases) in taxes
 resulting from:
  Tax-exempt income                           (1.6)         (2.0)        (3.0)
  Alternative minimum tax                        -             -         (1.4)
  State and local income taxes, net
    of federal income tax benefit              5.2           6.0          8.2
  Other, net                                   0.3           0.9          6.4
- -----------------------------------------------------------------------------
Effective tax rate                            38.9%         39.9%        44.2%
- -----------------------------------------------------------------------------


NOTE 15.

TRADING ACTIVITIES AND OTHER DERIVATIVE FINANCIAL INSTRUMENTS, AND OFF-BALANCE-SHEET ITEMS

   Trading Activities. All of the corporation's trading positions are currently stated at market value with realized and unrealized gains and losses reflected in other noninterest income. The corporation recognized trading income of $20 million, $28 million, and $21 million for 1994, 1993, and 1992, respectively. Trading income comprises gains and losses recorded on the corporation's trading debt securities, foreign exchange contracts, and interest-rate contracts.

   Trading positions in debt securities consist of U.S. federal and state government and agency securities. The types of interest-rate contracts traded include interest-rate swaps, caps, floors, and collars as well as futures and option contracts. Foreign exchange contracts consist primarily of foreign exchange forwards and foreign currency options and futures contracts.

   The following table represents the notional or contractual amount of Fleet's off-balance-sheet trading instruments and related credit exposure. Notional principal amounts are a measure of the volume of agreements transacted, but the level of credit risk is significantly less. The amount of credit risk can be estimated by calculating the cost to replace, on a present value basis and at current market rates, all profitable contracts outstanding at year-end. The counterparties with which Fleet has the largest credit exposure are highly rated commercial banks, investment banks, or their subsidiaries.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 Trading Instruments with Off-Balance-Sheet Risk
- ------------------------------------------------------------------------------
                                                Contract or
                                                  Notional           Credit
                                                   Amount           Exposure
- ------------------------------------------------------------------------------
December 31                                    1994     1993     1994    1993
Dollars in millions
- ------------------------------------------------------------------------------
Interest-rate contracts                       $4,837    $2,971    $49     $31
Foreign exchange contracts                     1,216     1,323     18      40
- ------------------------------------------------------------------------------

   The amounts disclosed below represent the end-of-period fair value of derivative financial instruments held or issued for trading purposes and the average aggregate fair values during the year for those instruments.

Trading Instruments
- ------------------------------------------------------------------------------
                                                          Fair Value  Average
December 31, 1994                                          (Carrying    Fair
Dollars in millions                                         Amount)     Value
- ------------------------------------------------------------------------------
Interest-rate contracts:
  Assets                                                    $ 41       $ 30
  Liabilities                                                (34)       (19)

Foreign exchange contracts:
  Assets                                                      18         29
  Liabilities                                                (16)       (23)
- ------------------------------------------------------------------------------


   Interest-Rate Risk-Management Activities. The corporation's principal objective in holding or issuing derivatives for purposes other than trading is interest-rate risk management. The operations of Fleet are subject to a risk of interest-rate fluctuations to the extent that there is a difference between the amount of the corporation's interest-earning assets and the amount of interest-bearing liabilities that mature or reprice in specified periods. The principal objective of Fleet's asset/liability management activities is the management of interest-rate risk and liquidity within parameters established by various boards of directors. The corporation enters into various interest-rate swap agreements to achieve this objective.

   The following table presents the notional amount and fair value of interest-rate risk-management swaps at December 31, 1994 and 1993.

Interest-Rate Risk-Management Instruments
- ------------------------------------------------------------------------------

December 31                                        1994             1993
                                              Notional  Fair   Notional  Fair
Dollars in millions                            Amount   Value   Amount   Value
- ------------------------------------------------------------------------------
Interest-rate swaps:
  Receive-fixed/pay-variable                  $2,388    $ (35)  $2,249   $ 71
  Pay-fixed/receive-variable                      -        -       985    (10)
  Basis swaps                                  3,000       (1)      -      -
  Index-amortizing swaps                       2,770     (134)   2,770      9
- ------------------------------------------------------------------------------
Total                                         $8,158    $(170)  $6,004   $ 70
- ------------------------------------------------------------------------------

   The corporation's interest-rate risk-management swaps had an exposure to credit risk of $25 million at December 31, 1994, versus $125 million at December 31, 1993. The credit exposure represents the cost to replace, on a present value basis and at current market rates, all profitable contracts outstanding at year-end. The decrease in the credit exposure from year to year reflects the receipt of payments upon termination of swaps and the decrease in market value of the remaining swaps.

   During 1994, Fleet terminated its entire portfolio of pay-fixed swaps resulting in a net deferred gain of $61 million to be amortized over the remaining contract life of the interest-rate swaps, approximately four years.

Other Financial Instruments
- ------------------------------------------------------------------------------
                                                              Contract or
Dollars in millions                                         Notional Amount
December 31                                                1994         1993
- ------------------------------------------------------------------------------
Other financial instruments whose
notional or contractual amounts exceed
the amount of potential credit risk:

  Commitments to sell loans                              $  1,884    $  3,106
  Commitments to originate or purchase loans                  355       1,918
  Assets sold with recourse                                   225         291
- ------------------------------------------------------------------------------

Financial instruments whose notional or
contractual amounts represent
potential credit risk:

  Commitments to extend credit                             15,242      14,136
  Letters of credit, financial guarantees,
    and foreign office guarantees
     (net of participations)                                 1,272       1,303
- ------------------------------------------------------------------------------


   Commitments to sell loans have off-balance-sheet market risk to the extent that the corporation does not have available loans to fill those commitments, which would require the corporation to purchase loans in the open market. Commitments to originate or purchase loans have off-balance-sheet market risk to the extent the corporation does not have matching commitments to sell loans obtained under such commitments, which could expose the corporation to lower-of-cost or market-valuation adjustments in a rising interest-rate environment.

   Commitments to extend credit are agreements to lend to customers in accordance with contractual provisions. These commitments usually are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments do not necessarily represent future cash requirements in that commitments often expire without being drawn upon.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Commitments to Extend Credit
- ------------------------------------------------------------------------------
December 31

Dollars in millions                                        1994         1993
- ------------------------------------------------------------------------------
Commercial and industrial loans                          $  7,851    $  5,966
Revolving, open-end loans secured by
  residential properties (e.g., home
  equity lines)                                             2,460       2,550
Credit card lines                                           2,998       1,828
Commercial real estate                                        873         600
Other unused commitments                                    1,060       3,192
- ------------------------------------------------------------------------------
Total                                                     $15,242     $14,136
- ------------------------------------------------------------------------------

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

NOTE 16.

FAIR VALUE OF FINANCIAL INSTRUMENTS

   Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair values, Fleet's fair values should not be compared to those of other financial institutions.

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

   Loans. The fair values of commercial, CRE, and certain consumer loans are estimated by discounting the contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. For certain variable-rate consumer loans, including home equity lines of credit and credit card receivables, the carrying amounts approximate fair value. This method of estimating the fair value of the credit card portfolio excludes the value of the ongoing customer relationships, a factor that can represent a significant premium over book value. For residential real estate loans, fair value is estimated by reference to quoted market prices for securities backed by similar types of loans adjusted for servicing costs. For nonperforming loans and certain loans where the credit quality of the borrower has deteriorated significantly, fair values are estimated by discounting expected cash flows at a rate commensurate with the risk associated with the estimated cash flows, based on recent appraisals of the underlying collateral or by reference to recent loan sales.

   Mortgages Held for Resale. Fair value is estimated using the quoted market prices for securities backed by similar types of loans and current dealer commitments to purchase loans. These loans are priced to be sold with servicing rights retained (as is the corporation's ordinary course of business).

   Deposits. The fair value of deposits with no stated maturity or a maturity of less than 90 days is considered to be equal to the carrying amount. The fair value of time deposits is estimated by discounting contractual cash flows using interest rates currently offered on the deposit

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

products. While the fair value indicated that time deposists could be settled for an amount less than their carrying value, depositors have the right to withdraw funds at carrying value less a penalty, prior to contractual maturity. The fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of alternative forms of funding (core base intangibles).

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

On-Balance-Sheet Financial Instruments
- ---------------------------------------------------------------------------
December 31                                    1994              1993
                                         Carrying  Fair    Carrying  Fair
Dollars in millions                       Value    Value    Value    Value
- ---------------------------------------------------------------------------
Financial assets:
  Financial assets for which
    carrying value
    approximates fair value              $ 6,199  $ 6,199  $ 2,560  $ 2,560
  Securities                              11,244   11,243   14,123   14,511
  Loans(a)                                25,492   25,610   24,302   25,136
  Mortgages held for resale                  489      489    2,622    2,630
  Trading account securities                  92       92       91       91
  Trading instruments                         59       59       64       64
  Other                                       81      115      123      172
Financial liabilities:
  Deposits with no
    stated maturity                       22,110   22,110   22,910   22,910
  Time deposits                           12,696   12,571    8,175    8,271
  Short-term borrowings                    5,951    5,951    8,107    8,107
  Long-term debt                           3,457    3,388    3,444    3,620
  Trading instruments                         50       50       30       30
  Other                                      152      152       94       94
- ---------------------------------------------------------------------------

(a)Excludes net book value of lease financing of $1,096 million and $1,008 million at December 31, 1994 and 1993, respectively.

   At December 31, 1994, the hedge-related interest-rate swaps had an unrealized loss of $170 million compared to a net unrealized gain of $70 million at December 31, 1993. Certain assets, which are not financial instruments and, accordingly, are not included in the above fair values, contribute substantial value to the corporation in excess of the related amounts recognized in the balance sheet. These include the core deposit intangibles and the related retail banking network, the value of customer relationships associated with certain types of consumer loans (particularly the credit card portfolio), lease financing business, and mortgage servicing rights.

NOTE 17.

COMMITMENTS, CONTINGENCIES, AND
OTHER DISCLOSURES

   The corporation's subsidiary, Fleet Finance, has been a defendant in several class-action lawsuits filed in federal and state courts in Georgia and Alabama, including the Alexander class-action lawsuit and the Starr class-action lawsuit. The court gave its final approval of these two lawsuits on July 18, 1994 and November 9, 1994, respectively. Pursuant to these settlement agreements, Fleet Finance will provide benefits that include cash payments to certain borrowers. At December 31, 1994, Fleet Finance had accrued approximately $15 million related to these settlements, and the corporation believes that such accruals are sufficient to cover costs.

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

   Lease Commitments. The corporation has entered into a number of noncancelable operating lease agreements for premises and equipment. The minimum annual rental commitments under these leases at December 31, 1994, exclusive of taxes and other charges, were $84 million in 1995; $67 million, 1996; $51 million, 1997; $43 million, 1998; $34 million, 1999; and $174 million, 2000 and

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

subsequent years. Total rental expense for 1994, 1993, and 1992, including cancelable and noncancelable leases, amounted to $101 million, $103 million, and $89 million, respectively.

   Certain leases contain escalation clauses, which correspond with increased real estate taxes and other operating expenses, and renewal options calling for increased rents as the leases are renewed. No restrictions are imposed by any lease agreement regarding the payment of dividends, additional debt financing, or entering into further lease agreements.

   Regulatory Matters. As a bank holding company, Fleet is subject to regulation by the Federal Reserve Board (the Federal Reserve). Banking subsidiaries are subject to regulation by the Federal Reserve and the Office of the Comptroller of the Currency (OCC) as well as state regulators. Each subsidiary bank's deposits are insured by the FDIC.

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

   Transaction and Dividend Restrictions. Fleet's banking subsidiaries are subject to restrictions under federal law that limit the transfer of funds by the subsidiary banks to Fleet and its nonbanking subsidiaries. Such transfers by any subsidiary bank to Fleet or any nonbanking subsidiary are limited in amount to 10% of the bank's capital and surplus.

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

   Restrictions on Cash and Due from Banks. The corporation's banking subsidiaries are subject to requirements of the Federal Reserve to maintain certain reserve balances. At December 31, 1994 and 1993, these reserve balances were $901 million and $936 million, respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 18.

SUPPLEMENTAL DISCLOSURE FOR STATEMENTS
OF CASH FLOWS

   Cash paid for interest and income taxes, net of refunds, totaled $1,251 million and $341 million in 1994; $1,339 million and $428 million in 1993; and $1,559 million and $260 million in 1992. Loans transferred to foreclosed property and repossessed equipment totaled $66 million, $149 million, and $378 million in 1994, 1993, and 1992, respectively. Additional supplemental disclosures include an unrealized loss on securities available for sale of $588 million in 1994, the conversion of $33 million of subordinated notes to common stock in 1992, and the acquisition of $1,966 million of assets, net of $401 million of cash and cash equivalents received, and $2,367 million of liabilities in 1992.

NOTE 19.

PARENT COMPANY ONLY FINANCIAL STATEMENTS

Statements of Income
- -----------------------------------------------------------------------------
Year ended December 31
Dollars in millions                                     1994    1993     1992
- -----------------------------------------------------------------------------
Dividends from subsidiaries:
  Banking subsidiaries                                  $300    $205     $132
  Other subsidiaries                                      37      24       88
Interest                                                 116     118      123
Gain on partial sale of FMG                                -       -      121
Other                                                    106      89       57
- -----------------------------------------------------------------------------
    Total income                                         559     436      521
- -----------------------------------------------------------------------------
Interest                                                 161     163      183
Noninterest expense                                       56     185      118
- -----------------------------------------------------------------------------
    Total expenses                                       217     348      301
- -----------------------------------------------------------------------------
Income before income taxes
  and equity in undistributed
  income of subsidiaries                                 342      88      220
Applicable income taxes (benefit)                         43     (45)      27
- -----------------------------------------------------------------------------
Income before equity in
  undistributed income
  of subsidiaries                                        299     133      193
Equity in undistributed income
  of subsidiaries                                        314     355       87
- -----------------------------------------------------------------------------
Net income                                              $613    $488     $280
- -----------------------------------------------------------------------------
Balance Sheets
- -----------------------------------------------------------------------------
December 31
Dollars in millions                                            1994     1993
- -----------------------------------------------------------------------------
Money market instruments                                      $  148   $  265
Securities                                                       297      189
Loans receivable from:
  Banking subsidiaries                                           116      167
  Other subsidiaries                                           1,768    1,603
- -----------------------------------------------------------------------------
                                                               1,884    1,770
Investment in subsidiaries:
  Banking subsidiaries                                         3,112    3,068
  Other subsidiaries                                             746      759
- -----------------------------------------------------------------------------
                                                               3,858    3,827
Other                                                            307      329
- -----------------------------------------------------------------------------
Total assets                                                  $6,494   $6,380
- -----------------------------------------------------------------------------
Short-term borrowings                                         $  827   $  591
Accrued liabilities                                              422      368
Long-term debt                                                 1,865    1,782
- -----------------------------------------------------------------------------
  Total liabilities                                            3,114    2,741
- -----------------------------------------------------------------------------
  Stockholders' equity                                         3,380    3,639
- -----------------------------------------------------------------------------
Total liabilities and
  stockholders' equity                                        $6,494   $6,380
- -----------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statements of Cash Flows
- ------------------------------------------------------------------------------------------------------------
Year ended December 31
Dollars in millions                                                     1994            1993           1992
- ------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                             $  613          $  488         $  280
Adjustments for noncash items:
  Equity in undistributed income of subsidiaries                         (314)           (355)           (87)
  Depreciation and amortization                                            16              17             13
  Net securities gains                                                    (13)            (47)            (4)
  Gain on partial sale of FMG                                              -               -            (121)
Increase in accrued liabilities, net                                       38             102            130
Other, net                                                                166              38             20
- ------------------------------------------------------------------------------------------------------------
    Net cash flow provided by operating activities                        506             243            231
- ------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Purchases of securities                                                  (167)           (132)           (27)
Proceeds from sales and maturities of securities                           41             137             18
Net increase in loans made to affiliates                                 (114)           (133)           (49)
Capital contributions to subsidiaries                                    (149)           (171)          (310)
- ------------------------------------------------------------------------------------------------------------
    Net cash flow used by investing activities                           (389)           (299)          (368)
- ------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Net increase (decrease) in short-term borrowings                          236              45           (383)
Proceeds from issuance of long-term debt                                  400             300            868
Repayments of long-term debt                                             (317)           (603)           (63)
Proceeds from issuance of common stock                                     14             432             27
Redemption and repurchase of common and preferred stock                  (372)           (126)             -
Cash dividends paid                                                      (195)           (149)          (125)
- ------------------------------------------------------------------------------------------------------------
    Net cash flow (used) provided by financing activities                (234)           (101)           324
- ------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                     (117)           (157)           187
- ------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                            265             422            235
- ------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               $  148          $  265         $  422
- ------------------------------------------------------------------------------------------------------------

                                             SUPPLEMENTAL FINANCIAL INFORMATION
- ------------------------------------------------------------------------------------------------------------------------------

RATE/VOLUME ANALYSIS (Unaudited)
==============================================================================================================================
                                                           1994 Compared to 1993                 1993 Compared to 1992
- ------------------------------------------------------------------------------------------------------------------------------
                                                       Increase (Decrease) Due to(a)          Increase (Decrease) Due to(a)
- ------------------------------------------------------------------------------------------------------------------------------
Dollars in millions                                    Volume       Rate         Net          Volume       Rate        Net
- ------------------------------------------------------------------------------------------------------------------------------
Interest earned on:(b)
  Interest-bearing deposits                              $  -         $   1        $   1        $   -       $   -        $   -
  Federal funds sold and securities purchased
    under agreements to resell                             (1)            1            -          (17)          8           (9)
  Trading account securities                                -             -            -            -          (1)          (1)
  Securities available for sale                           227           (78)         149          (46)        (95)        (141)
  Securities held to maturity                             (98)          (19)        (117)         107          (1)         106
  Nontaxable securities                                     8            (1)           7           14           6           20
  Loans and leases                                         43            44           87          (42)       (126)        (168)
  Mortgages held for resale                               (61)            1          (60)         181        (189)          (8)
- ------------------------------------------------------------------------------------------------------------------------------
    Total interest-earning assets                         118           (51)          67          197        (398)        (201)
- ------------------------------------------------------------------------------------------------------------------------------
Interest paid on:
  Deposits:
    Savings                                                (1)          (10)         (11)          39        (143)        (104)
    Time                                                   22             9           31         (123)       (105)        (228)
- ------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                      21            (1)          20          (84)       (248)        (332)
- ------------------------------------------------------------------------------------------------------------------------------
  Short-term borrowings                                    58            56          114           32         (16)          16
  Long-term debt                                          (31)           26           (5)          32         (18)          14
- ------------------------------------------------------------------------------------------------------------------------------
    Total interest-bearing liabilities                     48            81          129          (20)       (282)        (302)
- ------------------------------------------------------------------------------------------------------------------------------
Net interest differential(c)                             $ 70         $(132)       $ (62)       $ 217       $(116)       $ 101
==============================================================================================================================

(a) The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the changes in each.
(b) A tax-equivalent adjustment has been included in the calculations to reflect this income as if it had been fully taxable.
    The tax-equivalent adjustment is based upon the applicable federal and state income tax rates. The FTE adjustment included in interest income was $40 million in 1994; $33 million, 1993; $30 million, 1992; $46 million, 1991; $94 million, 1990; and
    $90 million, 1989.
(c) Includes fee income of $65 million, $58 million, and $69 million for the years ended December 31, 1994, 1993, and 1992, respectively.

LOAN AND LEASE MATURITY (UNAUDITED)
===================================================================================
December 31, 1994                Within 1       1 to 5        After 5
Dollars in millions               Year          Years         Years          Total
- -----------------------------------------------------------------------------------
Commercial and
  industrial                     $  8,289       $1,988        $  825        $11,102
Consumer                            4,966        1,468         1,448          7,882
Commercial real estate:
  Construction                        378           92            39            509
  Interim/permanent                 2,838          710           282          3,830
Residential real estate             2,159          561           217          2,937
Lease financing                       760          336            24          1,120
Other                                 105           52             4            161
- -----------------------------------------------------------------------------------
Total                             $19,495       $5,207        $2,839        $27,541
===================================================================================

INTEREST SENSITIVITY OF LOANS OVER ONE YEAR (UNAUDITED)
=========================================================================
December 31, 1994               Predetermined       Floating
Dollars in millions            Interest Rates    Interest Rates     Total
- -------------------------------------------------------------------------
1 to 5 years                   $4,880                $327          $5,207
After 5 years                   2,836                   3           2,839
- -------------------------------------------------------------------------
Total                          $7,716                $330          $8,046
=========================================================================

                                                SUPPLEMENTAL FINANCIAL INFORMATION
- ------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED AVERAGE BALANCES/INTEREST EARNED-PAID/RATES 1990-1994 (UNAUDITED)
- ------------------------------------------------------------------------------------------------------------------------------------
December 31                                                        1994                                          1993
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                   Interest                                     Interest
                                                   Average         Earned/                      Average         Earned/
Dollars in millions(a)                             Balance         Paid(b)      Rate            Balance         Paid(b)         Rate
- ------------------------------------------------------------------------------------------------------------------------------------
Assets:
Interest-bearing deposits                          $    27         $     2      6.38%           $    21         $    1         2.87%
Federal funds sold and securities purchased
  under agreements to resell                           110               5      4.90                163              5         3.02
Trading account securities                              73               3      4.99                 79              3         4.05
Securities available for sale                       14,573             871      5.98             10,442            722         6.91
Securities held to maturity                             49               3      5.31              1,817            120         6.60
Nontaxable securities                                  816              51      6.26                679             44         6.49
Loans and leases(c)                                 26,637           2,297      8.62             26,144          2,210         8.46
Mortgages held for resale                            1,120              80      7.14              1,979            140         7.05
Foreclosed property and repossessed equipment          120               -         -                211              -            -
- ------------------------------------------------------------------------------------------------------------------------------------
        Total interest-earning assets               43,525           3,312      7.61%            41,535          3,245         7.81%
- ------------------------------------------------------------------------------------------------------------------------------------
Accrued interest receivable                            341               -         -                348              -            -
Reserve for credit losses                             (986)              -         -             (1,033)             -            -
Other assets                                         5,506               -         -              5,116              -            -
- ------------------------------------------------------------------------------------------------------------------------------------
Total assets                                       $48,386         $3,312          -            $45,966         $3,245            -
- ------------------------------------------------------------------------------------------------------------------------------------
Liabilities and stockholders' equity:
Deposits:
  Savings                                          $15,956         $  331       2.08%            $15,990        $  342         2.14%
  Time                                               9,689            433       4.47               9,183           402         4.37
- ------------------------------------------------------------------------------------------------------------------------------------
    Total interest-bearing deposits                 25,645            764       2.98              25,173           744         2.96
- ------------------------------------------------------------------------------------------------------------------------------------
Short-term borrowings                                7,645            294       3.85               5,971           180         3.02
Long-term debt                                       3,392            232       6.85               3,718           237         6.37
- ------------------------------------------------------------------------------------------------------------------------------------
    Total interest-bearing liabilities              36,682          1,290       3.52              34,862         1,161         3.33
- ------------------------------------------------------------------------------------------------------------------------------------
    Net interest spread                                             2,022       4.09%                  -         2,084         4.48%
- ------------------------------------------------------------------------------------------------------------------------------------
Demand deposits and other
  noninterest-bearing time deposits                  6,733              -          -               6,429             -            -
Other liabilities                                    1,388              -          -               1,222             -            -
- ------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                               44,803          1,290          -              42,513         1,161            -
- ------------------------------------------------------------------------------------------------------------------------------------
Dual convertible preferred stock                         -              -          -                   -             -            -
Stockholders' equity and dual
  convertible preferred stock                        3,583              -          -               3,453             -            -
- ------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity         $48,386         $1,290          -             $45,966        $1,161            -
- ------------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                                             4.64%                                         5.02%
- ------------------------------------------------------------------------------------------------------------------------------------

(a) The data in this table is presented on a taxable-equivalent basis. The tax-equivalent adjustment is based upon the applicable federal and state income tax rates.
(b) Includes fee income of $65 million, $58 million, $69 million, $67 million, and $59 million for the years ended December 31,
    1994, 1993, 1992, 1991, and 1990, respectively.
(c) Nonperforming loans are included in average balances used to determine rates.

                                      SUPPLEMENTAL FINANCIAL INFORMATION
- -----------------------------------------------------------------------------------------------------------------
December 31
=================================================================================================================
                                                1992                                      1991
                                                              Interest                                  Interest
                                              Average         Earned/                    Average        Earned/
Dollars in millions(a)                        Balance         Paid(b)         Rate       Balance        Paid(b)
- -----------------------------------------------------------------------------------------------------------------
Assets:
Interest-bearing deposits                     $    22        $     1        3.21%        $    68        $    4
Federal funds sold and securities purchased
  under agreements to resell                      657             14        2.25           1,455            86
Trading account securities                         81              4        4.86              73             5
Securities available for sale                  11,059            863        7.80           1,376            91
Securities held to maturity                       196             14        7.06           5,838           530
Nontaxable securities                             454             24        5.25             949            66
Loans and leases(c)                            26,615          2,378        8.94          23,995         2,475
Mortgages held for resale                       1,630            148        9.08           1,225           118
Foreclosed property and repossessed equipment     514              -           -             468             -
- -----------------------------------------------------------------------------------------------------------------
        Total interest-earning assets          41,228          3,446        8.36%         35,447         3,375
=================================================================================================================
Accrued interest receivable                       335              -           -             307             -
Reserve for credit losses                      (1,058)             -           -            (828)            -
Other assets                                    4,661              -           -           3,913             -
- -----------------------------------------------------------------------------------------------------------------
Total assets                                  $45,166        $ 3,446           -         $38,839        $3,375
=================================================================================================================
Liabilities and stockholders' equity:
Deposits:
  Savings                                     $14,816        $   446        3.01%        $10,849        $  523
  Time                                         11,735            630        5.37          13,399           957
- -----------------------------------------------------------------------------------------------------------------
    Total interest-bearing deposits            26,551          1,076        4.05          24,248         1,480
- -----------------------------------------------------------------------------------------------------------------
Short-term borrowings                           4,753            164        3.45           3,284           217
Long-term debt                                  3,127            223        7.10           3,020           233
- -----------------------------------------------------------------------------------------------------------------
    Total interest-bearing liabilities         34,431          1,463        4.25          30,552         1,930
- -----------------------------------------------------------------------------------------------------------------
    Net interest spread                             -          1,983        4.11%              -         1,445
- -----------------------------------------------------------------------------------------------------------------
Demand deposits and other
  noninterest-bearing time deposits             6,850              -           -           5,267             -
Other liabilities                                 991              -           -             617             -
- -----------------------------------------------------------------------------------------------------------------
    Total liabilities                          42,272          1,463           -          36,436         1,930
- -----------------------------------------------------------------------------------------------------------------
Dual convertible preferred stock
Stockholders' equity and dual
  convertible preferred stock                     283              -           -             134             -
- -----------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity      2,611              -           -           2,269             -
- -----------------------------------------------------------------------------------------------------------------
Net interest margin                           $45,166         $1,463           -         $38,839        $1,930
=================================================================================================================
                                                                            4.80%
=================================================================================================================

December 31
- --------------------------------------------------------------------------------------------------
                                                                             1990
                                                                           Interest
                                                            Average         Earned/
Dollars in millions(a)                           Rate       Balance         Paid(b)          Rate
- --------------------------------------------------------------------------------------------------
Assets:
Interest-bearing deposits                       5.46%      $   193         $   17            8.98%
Federal funds sold and securities purchased
  under agreements to resell                    5.93         1,681            135            8.05
Trading account securities                      6.89            31              2            6.48
Securities available for sale                   6.63             -              -               -
Securities held to maturity                     9.07         5,473            535            9.78
Nontaxable securities                           6.91         1,654            117            7.04
Loans and leases(c)                            10.31        21,027          2,434           11.57
Mortgages held for resale                       9.67         1,227            133           10.86
Foreclosed property and repossessed equipment      -           503              -               -
- --------------------------------------------------------------------------------------------------
        Total interest-earning assets           9.52%       31,789          3,373            10.61%
==================================================================================================
Accrued interest receivable                        -             -              -                -
Reserve for credit losses                          -          (563)             -                -
Other assets                                       -         3,137              -                -
- --------------------------------------------------------------------------------------------------
Total assets                                       -       $34,363         $3,373                -
==================================================================================================
Liabilities and stockholders' equity:              -
Deposits:
  Savings                                       4.82%      $ 7,439         $  420             5.65%
  Time                                          7.15        11,168            923             8.27
- --------------------------------------------------------------------------------------------------
    Total interest-bearing deposits             6.11        18,607          1,343             7.22
- --------------------------------------------------------------------------------------------------
Short-term borrowings                           6.60         6,366            551             8.65
Long-term debt                                  7.71         2,544            232             9.12
- --------------------------------------------------------------------------------------------------
    Total interest-bearing liabilities          6.32        27,517          2,126             7.73
- --------------------------------------------------------------------------------------------------
    Net interest spread                         3.20%            -          1,247             2.88%
- --------------------------------------------------------------------------------------------------
Demand deposits and other
  noninterest-bearing time deposits                -         4,118              -                -
Other liabilities                                  -           531              -                -
- --------------------------------------------------------------------------------------------------
    Total liabilities                              -        32,166          2,126                -
- --------------------------------------------------------------------------------------------------
Dual convertible preferred stock                   -             -              -                -
Stockholders' equity and dual
  convertible preferred stock                      -         2,197              -                -
- --------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity         -       $34,363         $2,126                -
==================================================================================================
Net interest margin                             4.09%                                         3.92%
==================================================================================================

(a) The data in this table is presented on a taxable-equivalent basis. The tax-equivalent adjustment is based upon the applicable federal and state income tax rates.
(b) Includes fee income of $65 million, $58 million, $69 million, $67 million, and $59 million for the years ended December 31,
    1994, 1993, 1992, 1991, and 1990, respectively.
(c) Nonperforming loans are included in average balances used to determine rates.

                                                SUPPLEMENTAL FINANCIAL INFORMATION
- ------------------------------------------------------------------------------------------------------------------------------------
TEN-YEAR STATISTICAL SUMMARY (unaudited)
- ------------------------------------------------------------------------------------------------------------------------------------
Dollars in millions,
except per share data               1994      1993      1992      1991      1990      1989      1988      1987      1986      1985
- ------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                  $  613    $  488     $  280   $   98    $  (74)   $  371    $  336    $  200    $  253    $  209
Earnings (loss) per share            3.75      3.01       1.77     0.67     (0.75)     3.30      3.01      1.82      2.37      1.97
Return on average assets             1.27%     1.06%      0.62%    0.25%    (0.21)%    1.25%     1.24%     0.81%     1.19%     1.19%
Return on average
  common equity                     18.77     16.07      11.01     4.02     (3.93)    17.70     18.15     11.88     17.50     16.34
Book value per share               $22.23    $22.84     $19.50   $18.15    $17.65    $19.87    $17.84    $15.83    $14.84    $13.21
- ------------------------------------------------------------------------------------------------------------------------------------

QUARTERLY SUMMARIZED FINANCIAL INFORMATION (unaudited)
- ------------------------------------------------------------------------------------------------------------------------------------
 By quarter                                                    1994                                            1993
- ------------------------------------------------------------------------------------------------------------------------------------
Dollars in millions,
except per share data                       1        2         3        4        Year       1        2        3       4       Year
- ------------------------------------------------------------------------------------------------------------------------------------
Interest income                            $ 784    $ 814     $ 850    $ 824    $3,272     $ 814    $ 802    $ 801   $ 795   $3,212
Interest expense                             281      311       356      342     1,290       309      292      279     281    1,161
- ------------------------------------------------------------------------------------------------------------------------------------
Net interest income                          503      503       494      482     1,982       505      510      522     514    2,051
- ------------------------------------------------------------------------------------------------------------------------------------
Provision for credit losses                   22       12        11       17        62        85       70       61      55      271
- ------------------------------------------------------------------------------------------------------------------------------------
Net interest income after
  provision for credit losses                481      491       483      465     1,920       420      440      461     459    1,780
Securities available for sale
  gains (losses)                               -       19         1      (21)       (1)       19      114      127      22      282
Other noninterest income                     300      257       286      331     1,174       290      277      318     298    1,183
- ------------------------------------------------------------------------------------------------------------------------------------
                                             781      767       770      775     3,093       729      831      906     779    3,245
Noninterest expense                          555      510       501      504     2,070       543      641      687     553    2,424
- ------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                   226      257       269      271     1,023       186      190      219     226      821
Applicable income taxes                       88      106       102      102       398        75       78       87      87      327
- ------------------------------------------------------------------------------------------------------------------------------------
Net income before minority interest          138      151       167      169       625       111      112      132     139      494
Minority interest                             (2)      (3)       (3)      (4)      (12)       (5)       7       (5)     (3)      (6)
- ------------------------------------------------------------------------------------------------------------------------------------
Net income                                 $ 136    $ 148     $ 164    $ 165    $  613     $ 106    $ 119    $ 127   $ 136   $  488
- ------------------------------------------------------------------------------------------------------------------------------------
Earnings per share                         $0.79    $0.90     $1.01    $1.05    $ 3.75     $0.66    $0.72    $0.78   $0.85   $ 3.01
- ------------------------------------------------------------------------------------------------------------------------------------
Taxable-equivalent basis:
  Interest income--as above                $ 784    $ 814     $ 850    $ 824    $3,272     $ 814    $ 802    $ 801   $ 795   $3,212
  Taxable-equivalent adjustment                9       10        11       10        40         8        8        9       8       33
- ------------------------------------------------------------------------------------------------------------------------------------
Interest income--taxable-
  equivalent basis                           793      824       861      834     3,312       822      810      810     803    3,245
Interest expense                             281      311       356      342     1,290       309      292      279     281    1,161
- ------------------------------------------------------------------------------------------------------------------------------------
Net interest income--taxable-
  equivalent basis                         $ 512    $ 513     $ 505    $ 492    $2,022     $ 513    $ 518    $ 531   $ 522   $2,084
- ------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK PRICE AND DIVIDEND INFORMATION(a) (unaudited)
- ------------------------------------------------------------------------------------------------------------------------------------
By quarter                                                    1994                                            1993
- ------------------------------------------------------------------------------------------------------------------------------------
Dollars in millions,
except per share data                       1        2         3        4        Year     1        2        3       4       Year
- ------------------------------------------------------------------------------------------------------------------------------------
Stock Price
High                                        38       41 3/8   40 1/2   37 7/8    41 3/8   37 7/8   37 5/8   35 1/2   35 5/8   37 7/8
Low                                         31 3/4   34 3/8   34 7/8   29 7/8    29 7/8   30 1/4   28 1/4   30 3/8   29 1/2   28 1/4
- ------------------------------------------------------------------------------------------------------------------------------------
Dividends declared                             .30      .35      .35      .40      1.40     .225     .250      .25      .30    1.025
Dividends paid                                 .25      .30      .35      .35      1.25     .225     .225      .25      .25      .95
- ------------------------------------------------------------------------------------------------------------------------------------

(a) Fleet's common stock is listed on the New York Stock Exchange (NYSE). The table above sets forth, for the periods indicated, the range of high and low sale prices per share of Fleet's common stock on the composite tape and dividends declared and paid per share. At December 31, 1994, the corporation had 38,174 common stockholders of record.

                                                               54