Form 10-K405, Exhibit 13
period 1995-12-31
FLEET FINANCIAL GROUP INC
filed 1996-03-28
CIK 50341

EXHIBIT 13
                             FLEET FINANCIAL GROUP

                              1995 ANNUAL REPORT


                                   [PICTURE]

                                 [FRONT COVER]

              WHEN ALL THE ENTRANTS ARE SWIFT, THE RACE BELONGS

            TO SKILL, FOCUS AND COURAGE. SO IT IS IN THE COMPETITION

                  FOR LEADERSHIP IN THE FAST-CHANGING FINANCIAL

            SERVICES INDUSTRY. FLEET SAILS CONFIDENTLY, STRATEGICALLY

                  FOCUSED, ADEPTLY CHARTING THE COURSE FOR FULL

                    FINANCIAL PARTNERSHIP WITH ITS CUSTOMERS.

                                   Selected Financial Highlights(a)

                              Dollars in millions, except per share data

December 31                                        1995      1994      1993      1992      1991
-----------------------------------------------------------------------------------------------
 . For the Year
Interest income ..............................   $6,069    $5,260    $5,086    $5,318    $5,425
Interest expense .............................    3,005     2,161     1,917     2,337     3,142
Net interest income ..........................    3,064     3,099     3,169     2,981     2,283
Provision for credit losses ..................      101        65       327       728       995
Securities gains (losses) ....................       32        (1)      295       301       253
Noninterest income ...........................    1,850     1,555     1,883     1,897     1,627
Noninterest expense ..........................    3,735     3,145     3,579     3,479     2,864
Net income (loss) ............................      610(b)    849       817       366       (76)

 . Per Common Share
Earnings (loss) ..............................    $1.57(b)  $3.09     $3.03     $1.40    $(0.44)
Market value (year end) ......................    40.75     32.38     33.38     32.75     24.88
Cash dividends declared ......................     1.63      1.40     1.025     0.825      0.80
Book value (year end) ........................    22.71     20.68     21.76     17.65     16.81

 . At Year End
Assets .......................................  $84,432   $81,026   $79,250   $76,188   $72,323
Securities ...................................   19,331    21,141    24,839    19,936    16,505
Loans and leases .............................   51,525    46,035    43,713    43,722    43,700
Reserve for credit losses ....................    1,321     1,496     1,669     1,937     2,065
Deposits .....................................   57,122    55,528    49,827    52,729    55,489
Short-term borrowings ........................   12,569    12,586    16,376    11,446     7,516
Long-term debt ...............................    6,481     5,931     5,217     5,007     3,917
Total stockholders' equity ...................    6,365     5,471     5,965     4,735     3,779

 . Operating Ratios
Return on average common equity ..............     9.32%(b) 15.66%    17.11%     9.12%    (2.73)%
Return on average assets .....................     0.74(b)   1.07      1.09      0.51     (0.12)
Common dividends declared as a percentage
  of earnings per share ......................    103.8      45.3      33.8      58.9       N/A
Net interest margin ..........................     4.12      4.30      4.63      4.57      3.85
Efficiency ratio .............................     62.5      63.8      68.8      70.6      72.4
Common stockholders' equity-to-assets (year end)   7.07      6.06      6.65      5.15      4.69
Average total stockholders' equity-to-assets .     7.91      7.27      7.05      6.14      5.52
-----------------------------------------------------------------------------------------------

(a)  This schedule is prepared on a fully taxable equivalent (FTE) basis.
(b) Includes impact of the loss on assets held for sale or accelerated disposition ($112 million, after-tax), merger-related charges ($317 million, after-tax), and the conversion of the dual convertible preferred stock recorded in 1995. Excluding these special charges, return on average common equity and return on average assets would have been 16.29% and 1.26%, respectively, while earnings and earnings per share would have been $1,039 million and $3.77, respectively.

                       FLEET FINANCIAL GROUP AT A GLANCE

Map does not include pending acquisition of NatWest and excludes Fleet Finance


                               [MAP OF U.S.]


CONSUMER/INVESTMENT SERVICES

CONSUMER BANKING
- 3.3 million households - 35% market penetration
- #1 deposits in New England - 21% share
- #1 branches/ATMs in New England - 947 branches, 1,510 ATMs

  SMALL BUSINESS BANKING
- 265,000 Northeast customers - 23% market penetration (36% in New England)
- 3rd largest small-business lender in U.S.
- Northeast's leading small-business lender

  INVESTMENT SERVICES
- 25,000 high net worth clients
- 140,000 retail mutual fund customers
- 150,000 401(k) participants
- $45 billion in assets under management
- #1 personal trust in New England
- #1 private banking in New England

COMMERCIAL FINANCIAL SERVICES

  37% of loan portfolio outside of Northeast - operate in 22 states

  COMMERCIAL LENDING
- 13,000 credit customers
- 25,000 noncredit customers
- Top 5 middle-market lender in U.S.
- #1 middle-market lender in New England

  SPECIALIZED LENDING
- Leading national asset-based lending company
- Top 5 bank lessor
- Leading positions in media & communications, commercial real estate, and precious metals finance

FINANCIAL SERVICES/NATIONAL CONSUMER

  FLEET MORTGAGE GROUP
- 3rd largest originator nationally - 2.5% market share
- 4th largest servicer in U.S. - 2.9% market share
- Nation's largest servicing customer base
- Originating in 49 states

  GOVERNMENT BANKING
- #2 in total government banking deposits nationally
- #1 in government banking deposits in New England

  FINANCIAL SERVICES
- #1 cash management provider in Northeast-38,000 customers
- #1 cash management provider of cash management service for insurance companies in New England
- #1 provider of corporate trust services in New England

  AFSA DATA Corp.
- #1 third-party student loan servicer
- Service in excess of 3.5 million student loans nationwide
- More than $13 billion in principal balances serviced

                             LETTER TO STOCKHOLDERS

Dear Stockholder,

     To those of you reading this annual report as brand new shareholders of Fleet, welcome. And to those of you who have been with us for a while, thank you for your vote of confidence.

     Had you read only the headlines in recent months, you might conclude that Fleet has become a substantially different company from a year ago. Granted, we undertook two major acquisitions, announced that our consumer finance subsidiary was for sale, and that we were going to restructure our balance sheet. These activities took place during a time of unprecedented consolidation in the financial services industry.

     What isn't readily apparent from the headlines is how our strategy of building the preeminent financial institution in the Northeast prepared us to act on opportunities, strengthened our market position, and enhanced our capability to meet customers' expanding expectations. After all the commotion of the past year, this is a good time to take another look at the organization we've been crafting.

     A year ago we had just completed an 18-month profitability effort that we called Fleet Focus. Not only did it boost profitability, as we had set out to do, but it also sharpened our insight into the mechanics of cost reduction and gave us a concrete gasp on the realm of possibilities. In short, Fleet Focus prepared us for new challenges.

                                 [PICTURE]
         Terry Murray, president and chief executive officer, left, and Joel Alvord, chairman, in Boston, Fleet's new headquarters.


     The timing couldn't have been better. We were ready when the opportunity to acquire Shawmut came along. Soon after, we were in a position to acquire the U.S. operations of National Westminster Bank Plc when they went up for sale. Other financial institutions clearly shared Fleet's view of the logic of acquisitions--1995 became known as the year of the deal. The total value of acquisitions done by financial services companies in 1995 exceeded the total of the prior three years combined.

     Even though it was a blockbuster year for acquisitions, we think the consolidation wave still has a way to go. In another decade or so, the U.S. financial services industry will be defined by a handful of very large financial institutions that provide a full gamut of financial services. Our goal is to be one of them. The strategy that will take us there is in place.

     Underlying that strategy is our conviction that success is built on proven competencies. The surest way to get in trouble is to use acquisitions to delve into totally new businesses in totally different markets. Instead, we've concentrated on building the capability to manage certain kinds of business in selected markets. These skills are the basis for our growth.

     That's why Shawmut and NatWest fit so perfectly. We are building on Fleet's strong capabilities in consumer, small business, middle market, and investment services, where we already have successful track records. We are growing in geographic markets where we know the customers and have the products and distribution channels to meet their needs.

     We also had the benefit of having been through cost-reduction efforts. From that hands-on experience we knew where to look for cost redundancies in the Shawmut acquisition. We also had completed some 50 acquisitions. Our cumulative knowledge and Shawmut's centralized operations supported an ambitious consolidation timetable.

     The NatWest acquisition substantially raises our profile in the suburban New York markets, particularly New Jersey, and brings a good mix of higher-yielding assets and low-cost deposits that prudently leverage our growing capital base.

     Even as these acquisitions absorbed attention, we kept up our periodic reviews of our businesses. That led to our decision to sell Fleet Finance. Efforts to improve its performance were becoming a distraction from our primary strategy, and the sizable payoffs from the successful integration of Shawmut and NatWest tipped the scale. It made more sense to seek a new owner for Fleet Finance than to enhance its performance on our own.

     Another noteworthy accomplishment during 1995 was our definitive agreement with Kohlberg, Kravis and Roberrs (KKR) exchanging its dual convertible preferred stock for direct ownership of common shares. We had originally issued the convertible shares to KKR in 1991 in exchange for acquisition capital for the Bank of New England. We are pleased that KKR, with its reputation for astute investments, has signaled confidence in Fleet by agreeing to take the 7.5 percent ownership position.

                                     [GRAPH]

Total Households Served by Fleet          Number of ATM Transactions
(numbers in millions)                     (numbers in millions)


--------------------------              ------------------------------------
3.6   3.8     3.8    6.4*                 23      45     55      59      153*
                     5.0                                                  98**
                                                                          60
92     93     94     95                   91      92     93      94       95
--------------------------              ------------------------------------
*6.4 million includes NatWest            *Includes NatWest, Shawmut and Fleet
 related Households served              **Includes Shawmut and Fleet

     The financial results of this very active year also were rewarding. We earned $1 billion, or $3.77 per share, before special charges related to the Shawmut, Fleet Finance, and KKR transactions. Even with these charges, we earned $610 million last year. Because, we accounted for the Shawmut acquisition as a pooling of interests, 1995 results reflect the shares issued in the transaction but, because it was completed so late in the year, recognized virtually none of the economic and strategic benefits. Even the performance ratios for 1995, excluding the special charges, were a respectable 1.26 percent return on assets and 16.17 percent return on realized common equity.

     Modest loan growth during 1995 confirmed the need for moving our business mix toward fee generation. Progress on this strategy was made in our mortgage company and our student loan processing business. We are the fourth largest mortgage loan servicer in the United States, with $116 billion in servicing and the largest third-party servicer of student loans, processing payments for more than $13 billion in loans. Our solid competitive positions in both businesses will help us sustain strong returns and take advantage of trends like consolidation in the mortgage servicing industry.

     We also made tremendous progress in our INCITY program, which provides credit and services particularly in low- to moderate-income neighborhoods. When combined with similar lending programs at Shawmut, INCITY's mortgage, consumer, and small-business loans reached $3.8 billion.

     Our strategy has made us the preeminent financial services organization in the Northeast, serving more than three million retail customer households and 265,000 small-business customers. We set out to build a powerhouse financial services provider in this area because we know that if we can satisfy this challenging market of discerning and demanding customers, we will have a remarkably solid foundation on which to build a bigger, more diverse financial services company. We've also balanced our regional expansion with national businesses that diversify our asset base and push us to remain innovative in technology, efficiency, and delivery of services to customers.

     Our assessment of trends points to continuing consolidation and the development of a relatively few nationally prominent institutions that set the pace for the financial services industry. Their names will be as recognizable as some of today's consumer products. The marketplace will link particular brands with perceived levels of quality and service. These financial services leaders will depend on technology to facilitate much of their product delivery while their employees concentrate on consulting with customers about increasingly complex financial decisions. These institutions will be positioned to become their customers' full financial partner.

                                  [GRAPH]

Market Capitalization                     Dividends Declared
(dollars in billions)
(not restated)

----------------------------------      ------------------------------------
$3.0   $4.0   $4.6   $4.4   $10.7       $.80    $.83   $1.03   $1.40   $1.63
91     92     93     94     95          91      92     93      94      95
----------------------------------      ------------------------------------


     We see ourselves as stepping briskly along that path. The accomplishments in 1995 were lifted right out of our strategic playbook. Not only did we do well in a challenging year but we also demonstrated that we embrace the trends shaping our industry. Every now and then life presents you with some extraordinary propositions. The trick is to be in a position to respond to unique opportunities when they come along. We were in that position in 1995, and we will be ready for new opportunities in years to come.

     At Fleet we measure initiatives and opportunities by how much they further our ability to be our customers' full financial partner. We have the good fortune to be anchored in the challenging Northeast market and the foresight to selectively pursue nation al businesses. The mix capably leverages Fleet's considerable talents and investments in building a premier financial services organization readily accessible to customers through a variety of delivery channels.

     We recognize six dedicated individuals who retired from the Fleet and Shawmut Boards of Directors in 1995: Lafayette Keeney, Ruth R. McMullin, John A. Reeves, Ferdinand Colloredo-Mansfeld, Maurice Segall, and Wilson Wilde. We have had the privilege of their keen insight and judicious advice throughout many years.

     It takes extraordinary talent to make the strategic process look easy. We have that at Fleet-employees with excellent skills and a penchant for winning, an outstanding, experienced management team, and the business acumen of a dedicated board of directors. We especially appreciate the characteristics of the market in which we operate. We thank our shareholders and customers for continually challenging us to meet their expectations.


/s/ Joel B. Alvord                      /s/ Terrence Murray

Joel B. Alvord                          Terrence Murray
Chairman                                President and
                                        Chief Executive Officer

                           IDEALLY POSITIONED TO BE A

                             FULL FINANCIAL PARTNER

Preeminent in the Northeast and prominent in lines of business that cross geographic borders, Fleet puts significant resources and reach at the customers' disposal.

Therein lies the foundation for Fleet to become its customers' full financial partner.


                                    [GRAPH]

                         TELEPHONE BANKING CALL VOLUME

                      SHAWMUT
                      NATWEST
                       (numbers in millions)

                    -------------------------------------
                       6       12      19    25      57*
                                                     42**
                                                     30

                      1991    1992    1993   1994    1995
                    -------------------------------------
                     *Includes NatWest, Shawmut and Fleet
                    **Includes Shawmut and Fleet

Fleet's strategic strength means capability to provide financial tools and knowledge for consumers, organizations, and corporations to manage their money through all applications, from transaction accounts to lines of credit and investment services. Within that strength is the foundation for continued product development in areas like insurance. It also means the capability to meet customers' expectations of convenient access to their bank just about anytime, from just about anywhere.

That foundation in place, reinforced by significant investments in technology, the strategic emphasis turns to expanding customer relationships. The ability to execute sophisticated data-based marketing helps delineate advantages of banking with Fleet. Customer-focused communications make it easy for customers -- demographically among the most financially sophisticated and demanding in the country -- to match their needs with Fleet capabilities.

Unparalleled capability intersecting with customer priorities. It is Fleet's charted course for full financial partnership, particularly with the households and corporations of the Northeast.

                              [PICTURE ARTWORK]

FLEET'S extensive product offering meets the needs of the most discriminating,
-------
financially savvy customer...

                        ANCHORED IN AN UNCOMMON MARKET


If the Northeast region were an independent nation, the value of the goods and services produced would be greater than the gross domestic product of most countries in the world. The economic output of the concentrated Northeast holds its own with the total economic output of countries with much larger geographic reach and the resources associated with size.


                                  [GRAPH]
Assets Under Management
on a combined basis
(dollars in billions)

-----------------------------------------
$34.3    $36.7    $39.9   $39.2   $44.8
1991     1992     1993    1994    1995
-----------------------------------------




A dynamic market like the Northeast, a major U.S. financial center with a population considerably more dense than the United States as a whole, is a compelling market for a financial institution. The people of the Northeast are among the most highly educated, entrepreneurial, wealthy, and financially active found anywhere in the world. In fact, real per capital income over the last three years grew faster in New England than for the rest of the country overall, and that trend is projected to continue. Another strength of the region, and a reflection of its entrepreneurial spirit, is the more than one million small businesses operating here.

The financial services provider that succeeds in this environment accepts the expectation that it will innovate, invigorate, and embrace leadership. The market is demanding. It is the market in which Fleet excels.

Dense population. Favorable demographics. Financially astute region. Can you think of a better place to own a bank?

                               [PICTURE ARTWORK]


                                 THE FRANCHISE
                                 -------------

URBANIZED REGIONS & population density can be clearly identified in this satellite image of North America taken at night. From this vantage point, the sheer scale of the Northeast economy & its energetic population is immediately evident...

                  CONNECTING WITH CUSTOMERS WHEREVER, WHENEVER

In a less hectic time, bank customers equated convenience with location. How close was the neighborhood branch?

Fast-paced lifestyles add dimension to that definition. Convenience conveys time spent productively. It assumes availability, ease of access, alternative channels of access.

                              [GRAPH]

Efficient Branch Network
----------------------------------------------------------------
Fleet Branch Network            812    815    793    818     947
Branches consolidated, sold
   or divested
   (cumulative from 1991)       100    146    189    206     439

                               1991   1992   1993   1994    1995
----------------------------------------------------------------
Including NatWest total branches at December 31, 1995, would have been 1,222 and branches consolidated, sold or divested would have been 471 (cumulative from 1991).



An institution that fails to deliver the convenience customers demand fails to keep its customers. Even so, customers' expectations develop at different rates. Across Fleet's customer base, approximately one third continue to prefer conducting their financial business in-person, face-to-face, in our branches. Another third gravitates to self-service options, from ATMs, by phone, or through computer-based bank-at-home capabilities. The rest mix the two methods according to the circumstances-driven definition of convenience.

Meeting the mandate of convenience is a resource-intensive business. For Fleet, the ability to offer financial services through diverse distribution channels is another path to competitive advantage. Meeting customers' expectations for service options produces a powerful distribution network moving more products, with more options, tailored to the specific financial preferences of individuals and businesses.

That, in a word, is choice, which just happens to be yet another way today's customers define convenience.

                               [PICTURE ARTWORK]

MEETING DIVERSE money access needs...
                      ---------------

The increasing use of personal computers in the home is changing banking

Small BUSINESSES receive financial information at 8:00 a.m. daily
                                                  ---------

FLEET'S mobile ATM's follow the crowds...
        ------------

- 33% of our customers prefer branches, 28% prefer self-service banking and the balance use both...

                           TECHNOLOGICALLY ADVANCED,

                            STRATEGICALLY POSITIONED


Technology enables.

Technology delivers customer choice and convenience, two essential components of success in today's financial services market.

Customers tap Fleet's strong technological underpinnings every time they carry out a transaction or explore more productive means of managing their financial matters. Technology enables customers to bank with Fleet virtually any hour of the day, from almost anywhere. Electronic tools allow precise funds management implemented nearly at the speed of thought.

                                     [GRAPH]

Mortgage Servicing
(dollars in billions)

-------------------------------------
$58     $63     $77     $89     $116
1991    1992    1993    1994    1995
-------------------------------------


Fleet's effective management of support operations depends a large part on how it approaches technology. Fleet has the scale and financial resources to make timely, knowledge-based investments in cutting-edge developments. In an industry that is one of the largest users of data processing, Fleet is a recognized leader in the use of information technology.

Fleet has made technology a cornerstone of its market leadership by making customer service its touchstone for evaluating technological opportunities. Automation enables bankers to spend more time consulting with customers, less time on processing. While some fret that technology rushes pell-mell into the future, Fleet harnesses its power for improved processes, productivity, and customer benefit. For Fleet, therefore, technology creates another competitive advantage.

INFORMATION WEEK Magazine identifies FLEET as a technology leader...
----------------

                               [PICTURE ARTWORK]


COMMERCIAL BANKING: CD-ROM technology provides immediate access to check information...

SMALL BUSINESS:  Technology has accelerated loan approvals...

MORTGAGE: Technology will shorten response time while reducing operating expenses...

INVESTMENT SERVICES: Computer displays various aspects of the customer relationship...

                           FINANCIAL TABLE OF CONTENTS


MANAGEMENT'S DISCUSSION AND ANALYSIS . . . . . . . . . . . . . . . . . . . . 15


MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . 33


REPORT OF INDEPENDENT AUDITORS . . . . . . . . . . . . . . . . . . . . . . . 34


CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income  . . . . . . . . . . . . . . . . . . . . . 35

Consolidated Balance Sheets  . . . . . . . . . . . . . . . . . . . . . . . . 36

Consolidated Statements of Changes in Stockholders' Equity . . . . . . . . . 37

Consolidated Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . 38

Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . 39


SUPPLEMENTAL FINANCIAL INFORMATION

Rate/Volume Analysis . . . . . . . . . . . . . . . . . . . . . . . . . . . . 59

Loan and Lease Maturity  . . . . . . . . . . . . . . . . . . . . . . . . . . 59

Interest Sensitivity of Loans Over One Year  . . . . . . . . . . . . . . . . 59

Consolidated Average Balances/Interest Earned-Paid/Rates 1991-1995 . . . . . 60

Quarterly Summarized Financial Information . . . . . . . . . . . . . . . . . 62

Common Stock Price and Dividend Information  . . . . . . . . . . . . . . . . 62

Overview

 . Fleet Financial Group (Fleet or the corporation) reported net income for 1995 of $610 million, or $1.57 per share, compared to the $849 million, or $3.09 per share, reported in 1994. Return on assets (ROA) and return on equity (ROE) were
 .74% and 9.32%, respectively, for 1995 compared to 1.07% and 15.66%, respectively, for 1994. Excluding the impact of special charges, earnings and earnings per share were $1,039 million and $3.77, respectively, in 1995 compared to $952 million and $3.48, respectively, in 1994 representing an increase of $87 million, or 9.1%. Return on assets and return on equity were 1.26% and 16.29%, respectively, in 1995, excluding special charges.

During 1995 the corporation incurred several special charges including a $317 million (after-tax) charge for merger-related charges in connection with Fleet's merger with Shawmut National Corporation, which was consummated on November 30, 1995, and a $112 million (after-tax) charge related to the corporation's strategic decisions to sell Fleet Finance, Inc., the corporation's consumer finance subsidiary located in Atlanta, Georgia, and approximately $150 million of nonperforming loans. The corporation also incurred a $.59 reduction in earnings per share related to the conversion of $283 million of dual convertible preferred stock into 19.9 million shares of Fleet's common stock. This charge did not impact net income. During 1994, the corporation incurred special charges totaling $185 million in connection with restructuring and efficiency improvement programs and several acquisitions.

 . Net interest income on a fully taxable equivalent (FTE) basis totaled $3.1 billion for both 1995 and 1994. The net interest margin for 1995 was 4.12% compared to 4.30% in 1994. The decrease of 18 basis points was due principally to an increase in the cost of interest-bearing liabilities outpacing the increase in yields on interest-earning assets, which reflects an increasingly competitive market for customer deposits. The impact of the narrower margin in 1995 was substantially offset by a $2.2 billion increase in the corporation's average earning assets from $72.0 billion in 1994 to $74.2 billion in 1995.

 . The provision for credit losses was $101 million in 1995 compared to $65 million in 1994, with the increase due to an increase in net charge-offs during 1995. Net charge-offs increased by $63 million, while nonperforming assets
(NPAs) decreased $262 million, after the reclassification of $317 million of nonperforming assets to assets held for sale or accelerated disposition.

 . Noninterest income increased 19% to $1.85 billion in 1995 compared to $1.56 billion in 1994. Noninterest income was positively impacted by increases of 10% or more in several categories, including: mortgage banking revenue; service charges, fees, and commissions; and investment services.

 . Noninterest expense, excluding $490 million of merger-related charges and a $175 million loss on assets held for sale or accelerated disposition, totaled $3.1 billion for 1995, compared to $3.0 billion in 1994, excluding $185 million of merger and restructuring charges. The slight increase is primarily attributable to tight expense controls that have enabled the corporation to keep expenses essentially flat despite the completion of several acquisitions during 1995.

 . Total loans at December 31, 1995 were $51.5 billion, compared to $46.0 billion at December 31, 1994. The increase is attributable to both acquisitions and new originations, offset by the reclassification of $1.6 billion of loans to assets held for sale or accelerated disposition during the fourth quarter of 1995.

 . During 1995 the corporation completed several strategic initiatives including:

   . Consummated the merger with Shawmut National Corporation, which added $21.1 billion in loans and $21.4 billion in deposits throughout New York, Connecticut, and Massachusetts.

   . Signed a definitive agreement to purchase the commercial banking assets of NatWest Bank, N.A. This transaction is expected to close in the second quarter of 1996. Subsequent to the closing, the corporation is expected to have approximately $90 billion in assets, reflecting a reduction in the combined corporation's total assets as lower return assets, primarily securities, are liquidated and the proceeds are used to pay down higher cost borrowings.

   . Exchanged Kohlberg, Kravis and Roberts' (KKR) ownership interest in
     Fleet's Massachusetts and Connecticut bank franchises, represented by its holdings of dual convertible preferred stock, into direct ownership of Fleet common stock. This will allow Fleet to efficiently integrate its banking operations with those acquired from Shawmut.

   . Completed four other acquisitions: NBB Bancorp, Plaza Home Mortgage
     Corporation, Northeast Federal Corporation, and the Business Finance Division of Barclays Business Credit, Inc.

   . Announced the decision to sell the assets of Fleet Finance, as this consumer finance company no longer fits the core strategic business plan of the corporation.

   . Repurchased the 19% publicly held shares of Fleet Mortgage Group's common stock, the corporation's mortgage banking subsidiary.

INCOME STATEMENT ANALYSIS

Net Interest Income
----------------------------------------------------------
Year ended December 31
Dollars in millions
FTE basis                   1995        1994        1993
----------------------------------------------------------
Interest income             $6,025      $5,208      $5,040
Tax-equivalent adjustment       44          52          46
Interest expense             3,005       2,161       1,917
----------------------------------------------------------
Net interest income         $3,064      $3,099      $3,169
----------------------------------------------------------


     Net interest income on an FTE basis for the year ended December 31, 1995, decreased $35 million compared to 1994, due primarily to a reduction in net interest margin. However, the negative impact of the reduction in net interest margin was substantially offset by growth in the corporation's average earning assets from $72.0 billion in 1994 to $74.2 billion in 1995. Increases in average interest-earning assets were principally the result of growth in the corporation's loan and lease portfolio due to both acquisitions and new originations.

Net Interest Margin and Interest-Rate Spread
--------------------------------------------------------------------------
Year ended December 31                 1995                    1994
--------------------------------------------------------------------------
Taxable-equivalent rates       Average                 Average
Dollars in millions            Balance      Rate       Balance      Rate
--------------------------------------------------------------------------
Money market instruments          $987      6.30%         $588      4.99%
Securities                      20,515      6.18        25,710      5.92
Loans and leases                51,043      9.03        44,102      8.17
Mortgages held for resale        1,459      7.96         1,322      6.90
Other                              176      2.27           265      1.89
--------------------------------------------------------------------------
Total interest-earning assets   74,180      8.17        71,987      7.29
--------------------------------------------------------------------------
Deposits                        43,120      4.00        40,113      2.92
Short-term borrowings           14,046      5.69        15,355      4.07
Long-term debt                   6,581      7.26         5,383      6.76
--------------------------------------------------------------------------
Total interest-bearing
liabilities                     63,747      4.71        60,851      3.55
--------------------------------------------------------------------------
Interest-rate spread                        3.46                    3.74
Interest-free sources of funds  10,433                  11,136
--------------------------------------------------------------------------
Total sources of funds         $74,180      4.05%      $71,987      2.99%
Net interest margin                         4.12%                   4.30%
--------------------------------------------------------------------------

     The net interest margin for 1995 decreased 18 basis points to 4.12% compared to 4.30% for 1994, primarily due to the increase in cost of interest-bearing liabilities outpacing the increase in yields on interest-earning assets reflecting an increasingly competitive market for customer deposits. Offsetting the negative impact of increasing funding costs was a more favorable mix of interest-earning assets as the corporation has replaced lower-yielding securities with higher-yielding loans through acquisitions and new loan origination activity. Average securities represented 27.7% of average interest-earning assets in 1995 compared to 35.7% in 1994, while higher-yielding loans represented 68.8% of average interest-earning assets in 1995 compared to 61.3% in 1994.

     Average securities decreased $5.2 billion in 1995 resulting from the corporation's repositioning program aimed at reducing the average maturity of the securities portfolio coupled with a shifting of funds to higher-yielding loans and leases.

                              [GRAPH]



Percentage Composition of Average Interest-Earning Assets
---------------------------------------------------------

            Securities     Loans & Leases      Other
            ----------     --------------    ---------
1995           27.7%            68.8%           3.5%
1994           35.7%            61.3%           3.0%

     Average loans increased from $44.1 billion at December 31, 1994, to $51.0 billion at December 31, 1995. This $6.9 billion increase primarily reflects growth in the commercial and residential loan portfolios due to both new origination activity and acquisitions. In addition, the corporation's leasing portfolio increased $740 million, or 50%, due to higher lease volume.

     The average balance of mortgages held for resale increased approximately $137 million as a result of a more favorable interest-rate environment for mortgage refinancing during the latter portion of 1995 and the resultant positive impact on mortgage loan production.

     Average deposits increased to $43.1 billion at December 31, 1995, from $40.1 billion a year ago due primarily to acquisitions. The interest rate paid on average deposits was 4.00% in 1995 compared to 2.92% in 1994 as a result of both a more competitive consumer marketplace and higher average interest rates in 1995 compared to 1994.

     Average short-term borrowings decreased $1.3 billion from $15.4 billion at December 31, 1994. This decrease corresponds to an increase of $1.2 billion in average long-term debt. Higher average interest rates in 1995 caused a 162 basis-point increase in the rate paid on short-term borrowings in 1995 and a 50 basis point increase in long-term debt rates.

     The contribution of 66 basis points to the net interest margin from interest-free sources during 1995 increased slightly from 56 basis points in 1994. Although the balance of average interest-free sources of funds decreased from $11.1 billion in 1994 to $10.4 billion in 1995, the 10 basis point increase results from interest-free sources of funds becoming more valuable during periods of higher interest rates.

Noninterest Income
-----------------------------------------------------------------------
Year ended December 31
-----------------------------------------------------------------------
Dollars in millions                         1995      1994      1993
-----------------------------------------------------------------------
Mortgage banking revenue                    $511        $391      $445
Service charges, fees, and commissions       492         438       423
Investment services revenue                  322         294       291
Student loan servicing fees                   72          54        51
Trading revenue                               39          32        35
FDIC loan administration fees                 23          52        45
Brokerage fees and commissions                21          18        23
Insurance                                     15          15        19
Other noninterest income                     323         262       256
Securities available for sale gains (losses)  32          (1)      295
-----------------------------------------------------------------------
Total noninterest income                  $1,850      $1,555    $1,883
-----------------------------------------------------------------------

     Noninterest income totaled $1.85 billion for 1995, up nearly 20% when compared to $1.56 billion for 1994 with increases of 10% or more noted in several lines of business, most notably mortgage banking where revenues of $511 million in 1995 represented a 31% increase over 1994 results.

Mortgage Banking Revenue
--------------------------------------------------------------------
Year ended December 31
Dollars in millions                         1995      1994      1993
--------------------------------------------------------------------
Net loan servicing revenue                  $342      $285      $243
Mortgage production revenue                   98        31       176
Gains on sales of mortgage servicing          71        75        26
--------------------------------------------------------------------
Total mortgage banking revenue              $511      $391      $445
--------------------------------------------------------------------

     The 31% increase in mortgage banking revenue is largely due to higher mortgage production revenue, which increased from $31 million in 1994 to $98 million in 1995. Such revenue includes income derived from the loan origination process and net gains on sales of mortgage loans, both of which have been positively impacted by a more favorable interest-rate environment as Fleet originated approximately $13 billion of mortgage loans in 1995. Mortgage production revenue was also positively impacted by the corporation's adoption of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 122, "Accounting for Mortgage Servicing Rights," as of April 1, 1995. In accordance with SFAS No. 122, the corporation capitalizes a portion of the total cost of mortgage loans originated as originated mortgage servicing rights (OMSRs) with the remaining cost allocated to the loan balance. The incremental impact of capitalizing OMSRs resulted in an increase of $50 million in mortgage production revenue during 1995. Additionally, net loan servicing revenue increased 20% from $285 million in 1994 to $342 million in 1995 due to a 30% increase in the corporation's loan servicing portfolio from $89 billion at December 31, 1994, to $116 billion at December 31, 1995. The increase in the mortgage servicing portfolio is due to $25 billion of acquisitions of servicing rights during 1995, as well as originations of mortgage loans by FMG and correspondent lenders.

     Service charges, fees, and commissions, which consist primarily of cash management services, electronic banking fees, and other transaction-related fees totaled $492 million in 1995 compared to $438 million in 1994, an increase of 12%. This increase was primarily attributable to various fee enhancement programs implemented during the latter part of 1994 and early 1995 as part of the corporation's efficiency improvement program.

     Investment services revenue was $322 million in 1995 compared to $294 million in 1994, an increase of $28 million, or 10%. The increase in investment services revenue is attributable to an increase in assets under management and administration from $148 billion at December 31, 1994, to $156 billion at December 31, 1995, coupled with strong stock and bond markets in 1995, which increased the value of the assets on which management fees are based. Investment services revenue comprises primarily personal asset management fees, which include services provided to meet the unique financial needs of affluent individuals with custom portfolio management and trust services. Personal asset management fees also include mutual funds revenue, which is derived from managing the $7.8 billion Galaxy family of mutual funds. Other components of investment services revenue include fees generated from providing investment management, record keeping, plan administration, and fiduciary services to employee benefit plans, and revenue earned from Fleet's endowment and foundation management and corporate trust divisions.

Trading Revenue
--------------------------------------------------------------------
Year ended December 31
Dollars in millions                         1995      1994      1993
--------------------------------------------------------------------
Interest-rate contracts                   $   5     $   5     $   2
Debt securities                              19        16        27
Foreign exchange contracts                   15        11         6
--------------------------------------------------------------------
Total trading revenue                     $  39     $  32     $  35
--------------------------------------------------------------------

     Trading revenue of $39 million increased $7 million compared to the $32 million recorded in 1994. Modest improvements were noted in both debt securities and foreign exchange trading.

     The $18 million increase in student loan servicing fees in 1995 is attributable to additional accounts added under the federal government's direct student lending program at the corporation's student loan subsidiary, AFSA Data Corp.

     Federal Deposit Insurance Corporation (FDIC) loan administration fees decreased $29 million during 1995 to $23 million as the pool of loans being administered for the FDIC was resolved in 1995. The contract relating to FDIC loan administration fees expired on December 31, 1995. As a result, the corporation does not anticipate revenues from this source in 1996.

     Fleet's brokerage fees and commissions increased $3 million due primarily to favorable market conditions in the stock markets during 1995.

     The corporation recognized $32 million of net gains on sales of securities in 1995, compared to $1 million of net securities losses in 1994. The increase in securities gains is the result of a favorable interest-rate environment in 1995 as an improving bond market coupled with declining interest rates resulted in a positive impact on the valuation of the corporation's securities portfolio. The likelihood of profitability of any such sales in the future cannot be predicted.

     Other noninterest income increased $61 million from $262 million in 1994 to $323 million in 1995. Included in other noninterest income is approximately $77 million of net gains attributable to interest-rate contracts used in managing prepayment risk associated with the corporation's mortgage servicing portfolio compared to $6 million of net losses in 1994. These gains were fully offset by an increase in the amortization expense of mortgage servicing rights (refer to Noninterest Expense and Asset/Liability Management sections for additional information). Other noninterest income in 1995 compared to 1994 also included increases in tax processing fees of $18 million, increased gains on sale of loans of $14 million, and an increase of $30 million in gains related to the corporation's equity capital business. Due to the volatility of the fair value of investments relating to the corporation's equity capital business the likelihood of any further net gains or losses in the future cannot be predicted. The impact of these positive items were offset by the receipt of $60 million of interest relating to a tax settlement with the Internal Revenue Service (IRS) and a $13 million gain on the sale of Fleet Factors, the corporation's factoring business, both of which occurred in 1994.

Noninterest Expense
----------------------------------------------------------------
Year ended December 31
Dollars in millions                     1995      1994      1993
----------------------------------------------------------------
Employee compensation and benefits    $1,448    $1,428    $1,529
Occupancy                                250       265       280
Equipment                                209       188       188
Mortgage servicing rights amortization   190        90       247
Intangible assets amortization           105        65        60
Legal and other professional             102        95       100
Marketing                                 93        84        75
FDIC assessment                           67       114       128
Telephone                                 61        54        57
Printing and mailing                      58        54        54
Office supplies                           51        43        49
Travel and entertainment                  41        36        34
OREO expense                              15        51       163
Other                                    380       393       454
----------------------------------------------------------------
  Total noninterest expense,
    excluding special charges          3,070     2,960     3,418
Loss on assets held for sale or
  accelerated disposition                175         -         -
Merger and restructuring related charges 490       185       161
-----------------------------------------------------------------
Total noninterest expense             $3,735    $3,145    $3,579
-----------------------------------------------------------------

     Total noninterest expense, excluding special charges, was $3,070 million in 1995 and $2,960 million in 1994. The $110 million increase, or approximately 4%, was predominantly due to acquisitions completed during the year coupled with a $100 million increase in the amortization of mortgage servicing rights.

     Employee compensation and benefits increased $20 million, or 1.4%, to $1,448 million in 1995. The slight increase is attributable to several acquisitions taking place in 1995 as well as normal salary and benefit increases. This increase was offset by reductions in personnel from management cost-savings initiatives undertaken during 1994 and 1995, and savings associated with acquisition consolidations as full-time equivalent employees has decreased slightly to 30,800 at December 31, 1995, despite four acquisitions completed during 1995.

     The $100 million increase in mortgage servicing rights (MSRs) amortization is due primarily to an increase in the servicing portfolio from $89 billion at December 31, 1994, to $116 billion at December 31, 1995, and an increase in prepayment activity during 1995. High prepayment activity combined with projections of future prepayment activity adversely affected the value of FMG's mortgage servicing assets, which resulted in increased amortization of mortgage servicing rights during the year. Prepayments in excess of those anticipated at the time MSRs are recorded result in decreased anticipated future net servicing income. Such decreases in expected future net servicing income did result in accelerated amortization and/or impairment of MSRs. The corporation's net earnings and future net earnings could be adversely affected by unanticipated prepayments of the mortgage loans underlying its MSRs. However, the corporation has established economic hedges against a substantial portion of MSRs to protect its value.

     Intangible assets amortization increased $40 million from 1994 as goodwill and core deposit intangible assets were recorded in connection with several acquisitions during 1995, including the repurchase of the 19% of publicly held FMG common stock.

     Marketing expense increased 11% from 1994 to 1995 resulting from promotions relating to several new business initiatives undertaken during 1995, including several credit card programs, as well as promotions undertaken in connection with the Shawmut merger.

     FDIC assessment fees decreased $47 million as the FDIC reduced the deposit premium effective June 1, 1995 from twenty-three cents to four cents per $100 of domestic deposits. The FDIC has announced that the deposit premium will be eliminated for well-capitalized banks, effective January 1, 1996. However, the corporation has $3.5 billion of deposits insured by the Savings Association Insurance Fund (SAIF) that are still subject to deposit charges.

     Other real estate owned (OREO) expense decreased more than 70% due to a reduction in write-downs of OREO property of $36 million from the $51 million recorded in 1994. The decline in OREO expense during this period reflects the decline in the level of foreclosed properties and repossessed equipment, the stabilization of property values in the corporation's primary markets, and the continued effective management of these assets.

     Merger-related charges of $490 million were recorded in 1995 in connection with the Shawmut merger. The merger-related charges are direct incremental costs associated with the Shawmut merger and are presented in the table below:

Merger-Related Charges
--------------------------------------------
Year ended December 31
Dollars in millions                     1995
--------------------------------------------
Personnel                               $270
Facilities                               115
Data processing                           60
Other merger expenses                     45
--------------------------------------------
Total                                   $490
--------------------------------------------

     Personnel charges relate primarily to the costs of employee severance, the costs related to the termination of certain employee benefit plans and employee assistance for separated employees. Facilities charges are the result of the consolidation of branch offices as well as back-office operations, and consist of lease-termination costs, writedowns of owned properties, and other facilities-related costs. Data processing costs consist primarily of the write-off of duplicate or incompatible systems hardware and software. Other merger expenses consist primarily of transaction-related costs, such as professional and other fees.

     Merger-related charges of $101 million were also recorded in 1994 to reflect the integration of certain acquisitions. The merger-related charges included: $19 million for personnel charges; $39 million for the closure of branches and facilities, and lease-termination costs; $11 million of transaction-related costs; and $32 million of other costs representing the sale of certain assets as well as other merger-related costs.

     Charges totaling $84 million were recorded in 1994, in connection with a program to restructure the corporation's banking and mortgage operations. These programs were intended to enhance the corporation's competitive position through a comprehensive review of its operations. Refer to Note 8 of the Notes to the Consolidated Financial Statements for further information regarding the corporation's merger and restructuring accruals.

     The corporation also incurred a loss on assets held for sale or accelerated disposition in the fourth quarter of 1995 as a charge of $175 million was recorded relating to the corporation's decisions to sell Fleet Finance and approximately $150 million of certain nonperforming assets from the corporation's banking franchise that have been identified for accelerated disposition. These nonperforming assets are primarily commercial and commercial real estate loans. The charge was taken in order to reduce these assets to the lower of cost or estimated market value.

Income Taxes

     In 1995, the corporation recognized income tax expense of $424 million, an effective rate of 40.9%. Tax expense for 1994 was $531 million, an effective tax rate of 38.2%. The higher effective rate during 1995 was primarily attributable to nondeductible merger-related costs and increased amortization of goodwill. Deferred tax assets, net of the valuation reserves, are expected to be realized from the recognition of future taxable income, and the reversal of existing deferred tax liabilities. For further information concerning the corporation's provision for income taxes, refer to Note 14 of the Notes to the Consolidated Financial Statements.

Earnings by Subsidiary
--------------------------------------------------------
Year ended December 31
Dollars in millions                     1995      1994
--------------------------------------------------------
Banking Group:
  Massachusetts                           $338      $329
  Connecticut                              225       230
  Rhode Island                             145       145
  New York                                 140       178
  Maine                                     44        34
  New Hampshire                             43        40

--------------------------------------------------------
Total Banking Group                        935       956
--------------------------------------------------------
Financial Services Group:
  Fleet Mortgage Group(a)                   86        55
  Fleet Credit Corp.                        23        20
  Fleet Private Equity                      16         3
  AFSA Data Corp.                            9         5
  Fleet Capital                              6         -
  Fleet Finance                            (73)       (31)
  Other Financial Services                  13          5
---------------------------------------------------------
  Total Financial Services Group            80         57
---------------------------------------------------------
  Parent                                   (88)       (44)
  Merger and restructuring-related charges(317)      (120)
---------------------------------------------------------
Total                                     $610       $849
---------------------------------------------------------

(a)Net of minority interest of $2 million and $12 million, for the years ended December 31, 1995 and 1994, respectively.

     The Banking Group earned $935 million in 1995 compared to $956 million in 1994, primarily due to a loss of $37 million (after-tax) recorded as a result of the corporation's decision to sell certain nonperforming assets during 1995. Net interest income decreased $26 million due to an increasingly competitive market for deposits offset in part by a $2 billion increase in average interest-earning assets. The Banking Group experienced a $52 million increase in the provision for credit losses as net charge-offs increased $72 million to $254 million in 1995. Noninterest income increased $127 million primarily as a result of growth in service charges and investment services revenue due to fee-enhancement initiatives. Partially offsetting these increases was a $29 million decrease in FDIC loan administration fees as the pool of loans being administered for the FDIC was resolved as of December 31, 1995. Noninterest expenses increased slightly as increased operating costs due to acquired institutions were substantially offset by the successful implementation of several cost-cutting strategies, coupled with lower OREO expense and reduced FDIC premiums.

     The Financial Services Group's earnings increased $23 million in 1995. Fleet Mortgage Group (FMG) contributed income of $86 million in 1995, an increase of $31 million. As previously discussed, increased loan servicing revenue and mortgage production revenue contributed to the improved earnings, partially offset by higher mortgage servicing rights amortization.

     Fleet Credit Corp. reported net income of $23 million, representing a $3 million increase compared to 1994. Increased earnings were primarily due to an increase of 50% in the leasing portfolio as a result of new origination activity, partially offset by a $4 million loss due to the aforementioned charge taken to reflect the reclassification of certain nonperforming assets to held for sale or accelerated disposition.

     Fleet Private Equity (also known as Fleet Equity Partners) had net income of $16 million for 1995, compared to $3 million for 1994. Results for 1995 included $36 million of gains on equity capital investments compared to $6 million in 1994. During 1995, Fleet Private Equity added approximately $75 million of new investments resulting in total investments of $180 million at December 31, 1995.

     Fleet Capital, the corporation's asset-based lending subsidiary, earned $6 million in 1995. Fleet Capital, formerly the Business Finance Division of Barclays Business Credit, Inc., was acquired in January 1995.

     AFSA Data Corp., the corporation's student loan servicing subsidiary, is the nation's largest third-party servicer of student loans, servicing in excess of 3.5 million accounts with more than $13 billion in total loans serviced. AFSA's earnings increased to $9 million for the year ended December 31, 1995, reflecting continued growth in student loan products as well as cost efficiencies.

     Fleet Finance lost $73 million in 1995 compared to a $31 million loss recognized in 1994. This loss is primarily the result of the charge taken in connection with the corporation's strategic decision to sell Fleet Finance. Substantially all of Fleet Finance's assets have been reclassified to assets held for sale or accelerated disposition.

     Earnings at Fleet's other financial services companies, which include the corporation's brokerage, government securities businesses, and alternative mortgage financing business increased $8 million to $13 million in 1995.

     The parent company's net loss of $88 million in 1995 exceeded 1994's net loss by $44 million primarily due to the recognition in 1994 of $60 million of interest received in a tax settlement with the IRS.

Lines of Business

     Fleet is managed functionally by major lines of business. At the center of the corporation's management accounting process is a profitability measurement system that produces financial results for each of these business lines. The profitability measurement system uses a rigorously derived set of principles that ensure business line financial results reflect the underlying economics of each business unit.

     At this time, there is no authoritative source to promulgate uniform standards for management accounting practices as there is for financial accounting principles. As such, Fleet's line of business results may not be directly comparable with similar information from other financial institutions. Management accounting methodologies are periodically refined and results may be restated from time to time to reflect profitability measurement system enhancements and organizational changes. The line of business results presented reflect the company's most recent methodological enhancements as well as significant changes made during 1995 to the corporation's organizational structure following the Shawmut merger.

     The corporation is managed along the following major lines of business:
Financial Services and National Consumer, Commercial Financial Services, Consumer and Investment Services, and Treasury/Asset Collection/Equity Capital.

     The business line results reflect performance on a risk-adjusted basis. Capital is attributed to each business line based on the inherent risk in that unit. Provision for credit losses is allocated based on the credit profile of the loans and leases in a particular business line. Assets, liabilities, and assigned capital are match funded to minimize interest-rate risk in the business lines and centralize that exposure. Because of Fleet's integrated operations, management accounting methodologies allocate expenses incurred by support units such as operations, technology, and overhead to business lines. Business line results are presented on a fully taxable equivalent basis and net income is shown after application of effective tax rates by business line.

Selected Financial Highlights by Line of Business

-----------------------------------------------------------------------------------------------------------------
Year ended December 31, 1995
                                                                                                          Average
                                                           Net                             Average      Loans and
Dollars in millions                       Revenues(a)   Income        ROE        ROA        Assets         Leases
-----------------------------------------------------------------------------------------------------------------
Financial Services and National Consumer   $    994   $    159       20.18%     2.55%     $  6,214       $  1,136
Commercial Financial Services                 2,387        195       15.07       .76        25,681         24,304
Consumer and Investment Services              2,093        382       24.91      2.39        15,962         13,501
Treasury/Asset Collection/Equity Capital      2,244        109       18.99       .32        33,631         10,472
All other (b)                                  --          203       11.89      N/M           (582)          --
Merger-related charges and other
nonrecurring items                              201       (438)        N/M      N/M          1,821          1,630
-----------------------------------------------------------------------------------------------------------------
Total                                      $  7,919   $    610        9.32%      .74%     $ 82,727       $ 51,043
-----------------------------------------------------------------------------------------------------------------

(a)  Calculated on an FTE basis.

(b) All other includes differences between legal and economic allocations of loan loss provision, credit reserve, and equity.

Financial Services and National Consumer

     The Financial Services and National Consumer business line earned $159 million in 1995. Financial Services and National Consumer includes government banking, financial institutions, mortgage banking, national consumer lending, and processing businesses. For 1995, Financial Services and National Consumer had an ROA of 2.55% and an ROE of 20.18%.

Commercial Financial Services

     Commercial Financial Services contributed $195 million of earnings in 1995. With average loans and leases of more than $24 billion, Commercial Financial Services had an ROA of .76% and ROE of 15.07%. This business line provides a full range of services to national, middle-market and commercial real estate customers as well as certain specialty businesses, including leasing, media, and precious metals. Also included is Fleet Capital, a national asset-based lending business that was acquired in January 1995. Commercial Financial Services earned $225 million for an ROA of .88% and ROE of 17.43%, excluding the premium associated with the acquisition of Fleet Capital.

Consumer and Investment Services

     Consumer and Investment Services contributed $382 million of earnings in 1995. Consumer and Investment Services includes retail banking, small business banking, credit card products, personal financial services, and investment services. The major provider of funding for the company with average deposits of almost $38 billion, the Consumer and Investment Services unit had an ROA of 2.39% and an ROE of 24.91%.

Treasury/Asset Collection/Equity Capital

     This unit generated earnings of $109 million in 1995. This unit includes the treasury function, which manages the corporation's securities and residential mortgage portfolios, trading operations, asset/liability management function, and the wholesale funding needs of the corporation. This unit also includes two fee-based businesses: Fleet Equity Partners and RECOLL Management Corporation. Fleet Equity Partners provides venture capital financing and earned $16 million in 1995. RECOLL Management Corporation provides distressed asset management services, primarily to the FDIC. RECOLL earned $13 million in 1995. The contract relating to FDIC loan administration expired on December 31, 1995. As a result, the corporation does not anticipate such revenues in 1996.

Balance Sheet Analysis
Securities

December 31                                     1995                1994                1993
Dollars in millions                       Amortized Market    Amortized Market    Amortized Market
                                          Cost      Value     Cost      Value     Cost      Value
-----------------------------------------------------------------------------------------------------
Securities available for sale:
   U.S. Treasury and government agencies   $ 7,891   $ 7,889   $ 3,851   $ 3,667   $ 7,511   $ 7,686
   Mortgage-backed securities                8,457     8,470     8,352     7,898     8,238     8,434
   Other debt securities                     1,621     1,662       180       179       250       257
-----------------------------------------------------------------------------------------------------
     Total debt securities                  17,969    18,021    12,383    11,744    15,999    16,377
   Marketable equity securities                359       393       360       356       419       438
   Other securities                            119       119       150       150        93        93
-----------------------------------------------------------------------------------------------------
     Total securities available for sale   $18,447   $18,533   $12,893   $12,250   $16,511   $16,908
-----------------------------------------------------------------------------------------------------
Securities held to maturity:
   U.S. Treasury and government agencies   $     7   $     7   $ 1,980   $ 1,864   $ 1,746   $ 1,743
   Mortgage-backed securities                 --        --       4,158     3,924     3,677     3,735
   State and municipal                         687       695       843       842       734       748
   Other debt securities                       104        80     1,910     1,822     1,774     1,796
-----------------------------------------------------------------------------------------------------
     Total securities held to maturity     $   798   $   782   $ 8,891   $ 8,452   $ 7,931   $ 8,022
-----------------------------------------------------------------------------------------------------
Total securities                           $19,245   $19,315   $21,784   $20,702   $24,442   $24,930
-----------------------------------------------------------------------------------------------------


     The total amortized cost of the securities portfolio decreased $2.5 billion to $19.2 billion at December 31, 1995. This decrease resulted from the corporation's repositioning program aimed at reducing the average maturity of the securities portfolio coupled with a shifting of funds to higher-yielding loans and leases. The shift in the components of the securities portfolio is due to a strategy to shorten the duration of the overall portfolio's maturity by replacing longer-term mortgage-backed securities with shorter-term U.S. Treasury and government agencies securities. During the fourth quarter of 1995 the corporation reclassified substantially all of its securities held to maturity to securities available for sale as the FASB permitted a one-time opportunity for institutions to reassess the appropriateness of the designations of all securities.

     At December 31, 1995, the securities available for sale portfolio had net unrealized gains of $86 million compared to net unrealized losses of $643 million at December 31, 1994. The $729 million improvement is attributable to declining interest rates and the strong performances in both the stock and bond markets during 1995.

Loans and Leases

     Loan and lease portfolios inherently include credit risk. Fleet attempts to control such risk through review processes that include careful analysis of credit applications, portfolio diversification, and ongoing examinations of outstandings and delinquencies. Fleet strives to identify potential classified assets early, to take charge-offs promptly based on realistic assessments of probable losses, and to maintain strong loss reserves. The corporation's portfolio is well-diversified by borrower, industry, and product, thereby reducing risk.

     Total loans and leases increased $5.5 billion to $51.5 billion at December 31, 1995. Total loans and leases at December 31, 1995, reflects the reclassification of $1.6 billion of loans, primarily real estate and consumer loans, to assets held for sale or accelerated disposition during the fourth quarter of 1995 in connection with the corporation's initiative to sell the assets of Fleet Finance as well as $150 million of nonperforming loans from its banking franchise. The $5.5 billion increase in total loans and leases represented an increase of approximately 12% and was attributable to new loan originations across all banking franchises as well as various acquisitions throughout 1995.


                                 [GRAPH]


Loan Portfolio Composition
(Dollars in billions)
------------------------------------------------------------------------------
         Consumer  Residential  C&I     CRE      Leases   Total
         --------  -----------  ---     ---      ------   -----
1995     23.2      11.5         9.6     2.2      5.0      $51.5
1994     19.7      8.5         10.9     1.5      5.4      $46.0


     Significant increases were noted in the commercial, residential real estate, and leasing portfolios. Excluding loans obtained from acquisitions and the reclassification of loans to assets held for sale or accelerated disposition, total loans and leases increased $2.1 billion, or approximately 5.0%.

Commercial and Industrial
-------------------------------------------------------
December 31
Dollars in millions                      1995      1994
-------------------------------------------------------
Bank and insurance                     $2,007    $2,208
Communications                          1,901     2,094
Real estate/construction/contractors    1,557     1,771
Transportation                          1,498     1,265
Precious metals/jewelry                 1,467     1,082
Business services                       1,254     1,051
Healthcare                              1,246     1,256
Machine and equipment                   1,219       624
Retail                                  1,168       768
Tourism and entertainment               1,076       776
Food distribution and production          978     1,107
Apparel and textiles                      961       736
Printing and publishing                   834       562
Energy production and distribution        827       812
Home furnishings and durable goods        703       266
Forest products                           656       531
Plastics and rubber                       600       404
Agriculture                               581       487
Other                                   2,718     1,875
-------------------------------------------------------
Total                                 $23,251   $19,675
-------------------------------------------------------

     Commercial and industrial loans increased $3.6 billion to $23.3 billion at December 31, 1995, as new loan originations have occurred across nearly all banking franchises. Commercial and industrial borrowers consist primarily of middle-market corporate customers and are well-diversified as to industry and companies within each industry, thereby mitigating risk. The acquisition of Fleet Capital in 1995 added approximately $2.3 billion of commercial and industrial loans.

Consumer and Residential Real Estate
-------------------------------------------------------
December 31
Dollars in millions                      1995      1994
-------------------------------------------------------
Residential real estate               $11,475   $ 8,529
Home equity                             4,791     6,007
Credit card                             1,588     1,474
Student loans                           1,179     1,156
Installment/other                       1,998     2,256
-------------------------------------------------------
Total                                 $21,031   $19,422
-------------------------------------------------------

     Approximately 77% of the consumer and residential real estate portfolio represented loans secured by residential real estate, including second mortgage and home equity loans and lines of credit.

     Outstanding residential real estate loans secured by one-to-four-family residences were $11.5 billion at December 31, 1995, compared to $8.5 billion at December 31, 1994. The $3.0 billion, or 35%, increase is primarily attributable to the acquisition of NBB Bancorp in January 1995, as well as loan purchases by various banking subsidiaries. Except for selected programs, such as loans obtained through business acquisitions or held for asset/liability management purposes, residential mortgage loans are generally originated by FMG and sold in the secondary market.

     Home equity loans decreased from $6.0 billion at December 31, 1994, to $4.8 billion at December 31, 1995, primarily the result of the reclassification of $1.5 billion of such loans to assets held for sale or accelerated disposition.

     Credit card outstandings increased $114 million to $1.6 billion at December 31, 1995. The increase was due to new originations resulting from special promotions, including cobranding arrangements with major retailers.

     The corporation manages the risk associated with most types of consumer loans by utilizing uniform credit standards when extending credit, together with enhanced computer systems that streamline the process of monitoring delinquencies and assisting in customer contact.

Commercial Real Estate-Product Diversification
-------------------------------------------------------
December 31
Dollars in millions                      1995      1994
-------------------------------------------------------
Retail                                 $1,159    $1,225
Apartments                              1,137     1,102
Office                                  1,077     1,223
Industrial                                444       436
Hotel                                     220       284
Land                                       85       131
Condominiums                               85        81
Residential                                62        75
Other                                     751       898
-------------------------------------------------------
Total                                  $5,020    $5,455
-------------------------------------------------------

     Commercial real estate loans decreased $435 million to $5.0 billion at December 31, 1995. The 8% decrease is primarily due to an increasingly competitive marketplace coupled with Fleet's stringent credit quality standards. The decrease also includes a reclassification of $79 million of commercial real estate loans to assets held for sale or accelerated disposition.

     Lease financing totaled $2.2 billion at December 31, 1995, compared to $1.5 billion at December 31, 1994. This increase in lease financing is primarily attributable to increased volume obtained through geographic expansion and specialization in targeted industries. The corporation provides lease financing for mid-to large-sized equipment acquisitions.

Nonperforming Assets

Nonperforming Assets(a)
------------------------------------------------------------------------------
                              Commercial  Commercial
                                     and        Real
Dollars in millions           Industrial      Estate     Consumer       Total
------------------------------------------------------------------------------
Nonperforming loans and leases:
   Current or less than
    90 days past due               $124      $ 21         $ 12           $157
   Noncurrent                       116        51          116            283
   OREO                               4        40           15             59
------------------------------------------------------------------------------
Total NPAs at
  December 31, 1995                $244      $112         $143           $499
------------------------------------------------------------------------------
Total NPAs
  at December 31, 1994             $236      $261         $264           $761
------------------------------------------------------------------------------

(a) Throughout this document, NPAs and related ratios do not include loans greater than 90 days past due and still accruing interest ($198 million and $139 million at December 31, 1995 and 1994, respectively), or assets subject to federal financial assistance ($28 million and $59 million at December 31, 1995 and 1994, respectively). NPAs and related ratios at December 31, 1995, also do not include $317 million of NPAs classified as held for sale or accelerated disposition ($46 million of commercial and industrial, $77 million of commercial real estate and $194 million of consumer).

     Nonperforming assets (NPAs) decreased $262 million, or 34%, to $499 million at December 31, 1995, primarily due to the reclassification of $317 million of certain NPAs during the fourth quarter of 1995. These assets, primarily real estate and consumer loans, were reclassified to assets held for sale or accelerated disposition. Excluding this reclassification, NPAs would have been $816 million, an increase of $55 million from $761 million at December 31, 1994, which is reflective of acquisitions and the economy in the Northeast during 1995. During 1995, NPAs additions were $956 million, a 36% increase over 1994. This increase is primarily attributable to increases in consumer loan NPAs, principally Fleet Finance, and commercial and industrial NPAs. Reductions in NPAs during the year were primarily attributable to payments, loan charge-offs, and sales.

Activity in Nonperforming Assets
---------------------------------------------------------------------------
Year ended December 31
Dollars in millions                                          1995      1994
---------------------------------------------------------------------------
Balance at beginning of year                                 $761    $1,038
Additions                                                     956       702
Acquisitions                                                   70         2
Reductions:
   Payments/interest applied                                (486)     (438)
   Charge-offs/writedowns                                   (306)     (330)
   Sales/other                                              (110)     (132)
   Returned to accrual                                       (69)      (81)
---------------------------------------------------------------------------
Total reductions                                            (971)     (981)
---------------------------------------------------------------------------
   Subtotal                                                   816       761
Assets held for sale or accelerated disposition             (317)         -
---------------------------------------------------------------------------
Balance at end of year                                       $499      $761
---------------------------------------------------------------------------

     NPAs at December 31, 1995, as a percentage of total loans, leases, and OREO, and as a percentage of total assets, were .97% and .59%, respectively, compared to 1.65% and .94%, respectively, at December 31, 1994. At December 31, 1995 and 1994, loans in the 90 days past due and still accruing interest category amounted to $198 million and $139 million, respectively, which included approximately $162 million and $102 million, respectively, of consumer loans. Although these amounts are not included in NPAs, management reviews loans in this category when considering risk elements to determine the adequacy of Fleet's credit loss reserve.

     NPAs totals and related ratios do not include nonaccrual assets classified as held for sale or accelerated disposition. At December 31, 1995, NPAs classified as held for sale or accelerated disposition totalled $317 million as follows:

Nonperforming Assets Held For Sale
Or Accelerated Disposition
------------------------------------------------------------------------------
                            Commercial   Commercial
                                   and         Real
Dollars in millions         Industrial       Estate      Consumer      Total
------------------------------------------------------------------------------
Nonaccrual loans and leases        $46          $77          $172        $295
OREO                               -            -              22          22
------------------------------------------------------------------------------
Total                              $46          $77          $194        $317
------------------------------------------------------------------------------

Reserve for Credit Losses
Reserve for Credit Loss Activity
--------------------------------------------------------------------------------------
Year ended December 31
Dollars in millions                 1995       1994      1993        1992         1991
--------------------------------------------------------------------------------------
Balance at beginning of year      $1,496     $1,669    $1,937      $2,065       $1,671
Gross charge-offs:
   Consumer                          141        130       133         136          169
   Commercial and industrial         109         91       257         383          354
   Commercial real estate             99         95       269         367          329
   Residential real estate            65         52        49         121           35
   Lease financing                     4          9        21          34           26
--------------------------------------------------------------------------------------
      Total gross charge-offs        418        377       729       1,041          913
--------------------------------------------------------------------------------------
Recoveries:
   Consumer                           34         35        34          29           28
   Commercial and industrial          48         60        63          50           39
   Commercial real estate             25         27        34          32           14
   Residential real estate             4         11         4           4            1
   Lease financing                     5          5         9           3            3
--------------------------------------------------------------------------------------
      Total recoveries               116        138       144         118           85
--------------------------------------------------------------------------------------
Net charge-offs                      302        239       585         923          828
Provision                            101         65       327         728          995
Acquired/other                        26          1      (10)          67          227
--------------------------------------------------------------------------------------
Balance at end of year            $1,321     $1,496    $1,669      $1,937       $2,065
--------------------------------------------------------------------------------------
Ratio of net charge-offs to
  average loans and leases           .59%       .54%     1.35%       2.15%        2.02%
--------------------------------------------------------------------------------------
Ratio of reserve for credit losses
  to year-end loans and leases      2.56%      3.25%     3.82%       4.43%        4.73%
--------------------------------------------------------------------------------------
Ratio of reserve for credit losses
  to year-end NPAs                   265%       196%      161%         96%          65%
--------------------------------------------------------------------------------------
Ratio of reserve for credit losses
  to year-end nonperforming
  loans and leases                   301%       224%      199%        129%          93%
--------------------------------------------------------------------------------------

     Net charge-offs increased $63 million to $302 million in 1995. Net charge-offs increased primarily in the commercial and residential loan portfolios. The sluggish economy as well as higher levels of personal bankruptcies directly contributed to higher net charge-offs in the consumer loan portfolio, particularly the consumer credit card portfolio and Fleet Finance related loans. The ratio of net charge-offs to average loans and leases increased to .59% at December 31, 1995, from .54% at December 31, 1994.

Reserve for Credit Loss Allocation

--------------------------------------------------------------------------------------------------------------------------------
December 31                       1995             1994               1993                1992                1991
--------------------------------------------------------------------------------------------------------------------------------
                                      Percent of         Percent of          Percent of         Percent of         Percent of
                                     Loan Type to        Loan Type to       Loan Type to        Loan Type to        Loan Type to
Dollars in millions          Amount  Total Loans Amount  Total Loans Amount Total Loans Amount Total Loans   Amount Total Loans
--------------------------------------------------------------------------------------------------------------------------------
Commercial and industrial      $606      45.1%    $620      42.7%     $678     43.5%      $895     43.1%      $878     39.6%
Consumer                        209      18.5      226      23.7       196     23.4        222     21.5        187     21.9
Commercial real estate:
   Construction                  23       1.2       17       1.5         7      1.4         39      3.3          -      4.3
   Interim/permanent            138       8.6      190      10.4       241     12.1        317     12.5        353     14.4
Residential real estate          90      22.3       47      18.5        50     16.9         60     17.0         81     16.2
Lease financing                  19       4.3       18       3.2        36      2.7         31      2.6         33      3.6
Unallocated                     236        -       378        -        461      -          373      -          533      -
--------------------------------------------------------------------------------------------------------------------------------
Total                        $1,321     100.0%  $1,496     100.0%   $1,669    100.0%    $1,937    100.0%    $2,065    100.0%
--------------------------------------------------------------------------------------------------------------------------------


     Fleet's reserve for credit losses decreased $175 million from December 31, 1994, to $1,321 million at December 31, 1995. The corporation's ratios of reserve for credit losses to NPAs and reserve for credit losses to nonperforming loans and leases have increased due to the reclassification of $317 million of NPAs at December 31, 1995, to assets held for sale or accelerated disposition. The increase in the provision for credit losses from $65 million for 1994 to $101 million for 1995 reflects a higher level of net charge-offs for all loan types.

     The reserve for credit losses represents amounts available for future credit losses and reflects management's ongoing detailed review of certain individual loans and leases, supplemented by analyses of historical net charge-off experience of the portfolio and an evaluation of current and anticipated economic conditions and other pertinent factors. Based on these analyses, the corporation believes that its year-end reserve is adequate.

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

Funding Sources

Components of Funding Sources
-------------------------------------------------------
December 31
Dollars in millions                      1995      1994
-------------------------------------------------------
Deposits:
   Demand                             $12,305   $12,028
   Regular savings, NOW, money market  22,835    23,870
   Time:
      Domestic                         17,554    14,338
      Foreign                           4,428     5,292
-------------------------------------------------------
      Total deposits                  $57,122   $55,528
-------------------------------------------------------
Borrowed funds:
   Federal funds purchased            $ 4,461   $ 2,753
   Securities sold under agreements
     to repurchase                      2,964     6,170
   Commercial paper                     2,138       835
   Other                                3,006     2,828
-------------------------------------------------------
      Total borrowed funds             12,569    12,586
-------------------------------------------------------
Long-term debt                          6,481     5,931
-------------------------------------------------------
Total                                 $76,172   $74,045
-------------------------------------------------------

     Total deposits increased $1.6 billion to $57.1 billion at December 31, 1995, from $55.5 billion at December 31, 1994, primarily due to an increase in wholesale funding. In addition, the corporation's mix of total deposits has shifted as domestic time deposits have increased by $3.2 billion while foreign time deposits have decreased by $.9 billion, and regular savings, NOW, and money market deposits have decreased by $1.0 billion. This shift reflects the increasingly competitive market for customer deposits as increases in lower cost deposits (i.e., demand deposits, savings, NOW, and money market accounts) due to acquisitions during 1995 have been substantially offset by the migration of similar types of deposits to time deposits and other alternative savings and investment products.

Certificates of deposit (CDs) and other time deposits issued by domestic offices in amounts of $100,000 or more as of December 31, 1995, will mature as follows:

Maturity of Time Deposits
----------------------------------------------------------
December 31, 1995                Certificates    All Other
Remaining maturity                         of         Time
Dollars in millions                   Deposit     Deposits
----------------------------------------------------------
3 months or less                       $3,265       $5,907
3 to 6 months                           3,046          242
6 to 12 months                          3,112          253
Over 12 months                          4,491        1,666
----------------------------------------------------------
Total                                 $13,914       $8,068

----------------------------------------------------------
     Total borrowed funds remained relatively stable from December 31, 1994, to December 31, 1995. Other short-term borrowings include: treasury, tax, and loan; bank notes; and revolving credit facilities at FMG and Fleet. The amount outstanding under the revolving credit facility at FMG decreased $70 million to $430 million at December 31, 1995.

     The balance of long-term debt increased $550 million as repayments of $2.7 billion were replaced by new issuances of approximately $3.3 billion. New issuances included $840 million of bank notes due primarily in 1996; $663 million of medium-term notes due 1996-2003; $750 million of other senior notes due 1998-2001; and $250 million of subordinated notes due 2005. The proceeds from these issuances were primarily used for general corporate purposes.

Asset/Liability Management

     The asset/liability management process at Fleet ensures that the risk to earnings from changes in interest rates is prudently managed. Asset/liability management uses three key measurements to monitor interest-rate risk: (1) the interest-rate sensitivity "gap" analysis; (2) a "rate shock" to measure earnings volatility due to an immediate increase or decrease in market interest rates of up to 200 basis points; and (3) simulations of net interest income under alternative balance sheet and interest-rate scenarios.

     Internal parameters have been established as guidelines for monitoring the gap analysis and the 200 basis-point rate shock. These guidelines serve as benchmarks for determining actions to balance the current position against overall strategic goals. Current exposures are reported to both corporate and bank asset/liability committees as well as the boards of directors.

Interest-Rate Gap Analysis

---------------------------------------------------------------------------------------------------------
Cumulatively Repriced Within
December 31, 1995                        3            4          12            2
Dollars in millions                 Months        to 12       to 24         to 5      After 5
   by repricing date               or Less       Months      Months        Years        Years       Total
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents         $  4,566     $      -     $      -     $      -     $     -    $  4,566
Securities                           8,524        3,447        1,342        4,674       1,344      19,331
Loans and leases                    28,919        7,999        3,681        6,710       4,216      51,525
Mortgages held for resale            2,005         --           --           --          --         2,005
Other assets                         1,489          519          416        1,189       3,392       7,005
---------------------------------------------------------------------------------------------------------
Total assets                        45,503       11,965        5,439       12,573       8,952      84,432
---------------------------------------------------------------------------------------------------------
Deposits:
   Demand                            5,065         --            811         --         6,429      12,305
   Savings                           9,659        6,035        3,668        3,015         458      22,835
   Time                              9,171        6,654        3,161        2,808         188      21,982
---------------------------------------------------------------------------------------------------------
      Total deposits                23,895       12,689        7,640        5,823       7,075      57,122
---------------------------------------------------------------------------------------------------------
Short-term borrowings               12,371           60           88           48           2      12,569
Long-term debt                       2,793          184          592        1,539       1,373       6,481
Other liabilities                      216         --           --           --         1,679       1,895
Stockholders' equity                  --             95         --            125       6,145       6,365
---------------------------------------------------------------------------------------------------------
Total liabilities and equity        39,275       13,028        8,320        7,535      16,274    $ 84,432
---------------------------------------------------------------------------------------------------------
Net off-balance-sheet               (4,199)         794        2,309        1,851        (755)       --
---------------------------------------------------------------------------------------------------------
Periodic gap                         2,029         (269)        (572)       6,889      (8,077)       --
Cumulative gap                    $  2,029     $  1,760     $  1,188     $  8,077    $      0        --
Cumulative gap as a percent
of total assets -1995:                 2.4%         2.1%        1.4%        9.6%
---------------------------------------------------------------------------------------------------------
Cumulative gap as a percent
of total assets -1994:               (10.9)%       (3.2)%      13.9%       14.1%
---------------------------------------------------------------------------------------------------------

     Interest-rate gap analysis provides a static analysis of the repricing characteristics of the entire balance sheet. It is prepared by scheduling assets and liabilities into time bands based on their next opportunity to reprice. For floating-rate instruments, the entire balances are placed at the next date on which their rates could be reset and for fixed-rate instruments the balances are placed in time bands according to their principal repayment schedules. It is necessary to apply further assumptions to refine this process. For instance, in order to recognize the potential for mortgage-related instruments to experience early payments of principal, a prepayment assumption based on management's expectations is layered on top of the scheduled principal payments. Other categories that are scheduled using management assumptions include noncontractual deposits, such as demand deposits, interest-bearing checking, savings, and money market deposits. In the interest-rate gap analysis, core demand deposits are allocated as follows: 10% in 3 months and under, 10% in year 2, and 80% after year 5. Interest-bearing checking and savings are allocated as follows: 12% in 3 months and under, 33% in months 4-12, 23% in year 2, 28% in years 3-5, and 4% after year 5. Additionally, money market deposits are allocated as follows: 63% in 3 months and under, 25% in months 4-12, and 12% in year 2. These allocations are consistent with management's current estimate of the sensitivity of the rates and balances of these accounts to changes in market interest rates. Management continues to analyze recent Fleet and industry data in order to maintain reasonable gap placements, based upon historical and expected pricing characteristics.

     At December 31, 1995, the corporation was 2.1% asset sensitive at the one-year cumulative gap interval compared to 3.2% liability sensitive at December 31, 1994. Fleet's one-year cumulative gap guideline is plus or minus 10% of total assets.

Simulation analysis provides a dynamic and much more detailed analysis of the earnings sensitivity of the balance sheet. As a result, simulation analysis is the main tool for managing interest-rate risk at Fleet. Simulation analyses are used to examine the earnings impact of immediate interest-rate "shocks," gradual interest-rate "ramps," yield-curve "twists," as well as numerous other forecasted or planned scenarios. Within each scenario, the analysis incorporates what management believes to be the most reasonable assumptions about such variables as the prepayment rates on mortgages and the repricing of noncontractual deposits. Utilizing a 200 basis-point immediate rate-shock simulation, the most recent earnings simulation model projects net interest income for the next twelve months would decrease by an amount equal to approximately 3.5% if rates declined by 200 basis points immediately. The projection is within the corporation's 10% policy limit.


Interest-Rate Risk-Management Analysis
-------------------------------------------------------------------------------------------------------
                                                                      Weighted
                                             Assets/                  Average             Weighted Average
December 31, 1995                  Notional  Liabilities              Maturity  Fair           Rate
Dollars in millions                Value     Designated               (years)   Value     Receive   Pay
-------------------------------------------------------------------------------------------------------
Interest-Rate Swaps
Receive-fixed/pay-variable swaps   $2,965    Variable-rate loans
                                    1,592    Fixed-rate deposits
                                      610    Short-term borrowings
                                      609    Long-term debt
                                  -------
                                    5,776                            2.1       $69       6.19%     5.84%
-------------------------------------------------------------------------------------------------------
Pay-fixed/receive-variable          1,885    Short-term borrowings    .6       (25)      5.78      6.84
-------------------------------------------------------------------------------------------------------
Basis swaps                            35    Fixed-rate deposits
                                      615    Long-term debt
                                    2,092    Securities
                                  -------
                                    2,742                            2.2        (4)      5.86      5.96
-------------------------------------------------------------------------------------------------------
Index-amortizing swaps
receive-fixed/pay-variable          2,038    Variable-rate loans     1.2         1       5.08      5.43
-------------------------------------------------------------------------------------------------------
Total interest-rate swaps         $12,441                            2.0       $41       5.87%     5.95%
-------------------------------------------------------------------------------------------------------
Other Interest-Rate Instruments
Interest-rate cap agreements         $550    Short-term borrowings   1.4        $6        -         -
-------------------------------------------------------------------------------------------------------
Interest-rate corridor agreements     206    Short-term borrowings    .7         1        -         -
-------------------------------------------------------------------------------------------------------
Interest-rate collar agreements        10    Short-term borrowings   2.8        -         -         -
-------------------------------------------------------------------------------------------------------
Total other instruments              $766                           1.21        $7        -         -
-------------------------------------------------------------------------------------------------------
Total interest-rate instruments   $13,207                           1.95       $48
-------------------------------------------------------------------------------------------------------

     Fleet uses interest-rate instruments to manage interest-rate risk within management guidelines limiting risk to earnings. Since interest-rate instruments are used to manage the interest-rate risk of specific assets and liabilities, the analysis considers the interest-rate sensitivity of specific portfolios, as well as the sensitivity of the entire balance sheet. There are situations where interest-rate instruments will be executed that increase existing asset or liability sensitivity (as measured by the gap position), but the resulting risk profile is desired and within Fleet's asset/liability management guidelines. Fleet considers the duration of the interest-rate instruments program within its asset/liability management parameters for interest-rate risk-management.

     Derivative instruments totaling $13.2 billion (notional amount) are being used for interest-rate risk-management purposes. These derivative instruments consist primarily of interest-rate swaps. During 1995 and 1994 the corporation also utilized interest-rate caps, floors and futures contracts for interest-rate risk-management purposes.

     During 1995, Fleet substantially reduced its asset/liability management positions in certain interest-rate instruments, such as swaps, options (caps, corridors, collars), and futures. These reductions occurred gradually as a result of a combination of maturities, sales, and terminations. The positions were eliminated because management determined they were no longer necessary given the nature of Fleet's balance sheet and the interest-rate environment. While Fleet reduced the size of these positions in 1995, the corporation envisions continued use of these instruments in the future.

     At December 31, 1995 the corporation had approximately $12.4 billion of interest-rate swaps outstanding for interest-rate risk-management purposes, including $2.0 billion of index-amortizing swaps. Under the terms of the index-amortizing swaps, Fleet receives a fixed rate and pays a floating rate based on certain indices such as a six-month London Interbank Offered Rate (LIBOR). Under certain conditions, if these indices fall below a specified range, the swaps would amortize (i.e., the swaps would wholly or partly mature) before the stated final maturity; if these indices remain above the specified range, none of the swaps would amortize until the stated final maturity.

     In addition to interest-rate swap agreements, the corporation had utilized interest-rate cap and floor agreements during 1995 to manage interest-rate risk. Interest-rate cap and floor agreements are similar to interest-rate swap agreements except that interest payments are only made or received if current interest rates rise above/below a predetermined interest rate. At year-end 1995, the corporation had approximately $550 million in notional amounts of purchased interest-rate cap agreements and $10 million in notional amounts of interest-rate collar arrangements (consisting of a cap and floor) outstanding. The corporation also had approximately $206 million in notional amounts of interest-rate corridor agreements outstanding, which consist of a cap that is sold for a higher-strike rate than the one that is purchased. Interest-rate corridors are utilized to protect the corporation from a contraction in the interest-rate spread due to a moderate rise in interest rates.

     The periodic net settlement of interest-rate risk-management instruments is recorded as an adjustment to net interest income. These interest-rate risk-management instruments generated $18 million and $6 million of net interest expense during 1995 and 1994, respectively. As of December 31, 1995, the corporation has net deferred income of $28 million relating to terminated interest-rate contracts, which will be amortized over the remaining life of the underlying interest-rate contracts of approximately three years.

     The interest-rate risk-management instrument activity for the two years ended December 31, 1995, is summarized in the following table (all amounts are notional amounts):


Interest-Rate Risk-Management Instrument Activity
                                   Interest-rate swaps
                           ---------------------------------------
                           Receive-      Pay-              Index-
Dollars in millions           Fixed     Fixed     Basis  Amortizing    Caps Corridors   Collars   Futures    Total
------------------------------------------------------------------------------------------------------------------
Notional amounts:
Balance at January 1, 1994   $2,390    $1,928    $    -    $3,670      $950    $2,406     $   -   $ 2,528  $13,872
   Additions                  1,611     1,886     3,605       500       825       275       500    30,497   39,699
   Maturities                (1,128)     (434)        -       (51)        -    (1,650)        -   (27,020) (30,283)
   Terminations                   -   (1,296)         -         -         -         -         -         -   (1,296)
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994  2,873     2,084     3,605     4,119     1,775     1,031       500     6,005   21,992
   Additions                  4,928       370       615         -         -         -        10     2,771    8,694
   Maturities                (1,600)      (94)     (650)     (831)   (1,225)     (257)     (500)     (677)  (5,834)
   Terminations                (425)     (475)     (828)   (1,250)        -      (568)         -   (8,099) (11,645)
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995 $5,776    $1,885    $2,742    $2,038      $550    $  206     $  10   $     -  $13,207
------------------------------------------------------------------------------------------------------------------


Maturities of the Interest-Rate Risk-Management Instruments
------------------------------------------------------------------------------------------------------------------
December 31, 1995
Dollars in millions          Within 1    1 to 2     2 to 3     3 to 4    4 to 5   After 5
                                 Year     Years      Years      Years     Years     Years     Total
------------------------------------------------------------------------------------------------------------------
Notional amounts:
Interest-rate swaps
Receive-fixed                   $  621    $2,664    $1,695      $137      $619       $40    $5,776
Pay-fixed                          555       660         -       450       200        20     1,885
Basis                              585       805     1,317        35         -         -     2,742
Index-amortizing                 1,440       356        42       200         -         -     2,038
------------------------------------------------------------------------------------------------------------------
Total interest-rate swaps        3,201     4,485     3,054       822       819        60    12,441
------------------------------------------------------------------------------------------------------------------
Other interest-rate instruments    570        36        10       150         -         -       766
------------------------------------------------------------------------------------------------------------------
Total interest-rate instruments $3,771    $4,521    $3,064      $972      $819       $60   $13,207
------------------------------------------------------------------------------------------------------------------

     Mortgage Servicing Rights Prepayment-Risk Management. The corporation also uses interest-rate contracts to manage the prepayment risk associated with the corporation's mortgage servicing portfolio. The value of the corporation's mortgage servicing portfolio may be adversely impacted if mortgage interest rates decline and loan prepayments increase. As a result, the carrying value of the corporation's mortgage servicing rights are subject to a great degree of volatility in the event of unanticipated prepayments or defaults. To mitigate the risk related to adverse changes in interest rates and the potential resultant impairment to MSRs, the corporation holds interest-rate contracts (primarily purchased interest-rate floor contracts and purchased-call option contracts on U.S. Treasury securities). Such contracts, which are carried at a market value of $87.8 million at December 31, 1995, had unrealized and realized gains of $77 million in 1995. These gains are included in other noninterest income.

Mortgage Servicing Rights Prepayment Risk-Management Analysis
-------------------------------------------------------------------------------
                                             Weighted      Weighted
December 31, 1995             Notional       Average        Average      Market
Dollars in millions              Value    Maturity (yrs)  Strike Rate     Value
-------------------------------------------------------------------------------
Interest-rate floors            $5,885         4.33          5.58%        $71.2
Interest-rate caps                 200         4.52          7.25           (.7)
Purchased-call options             825         -                -          17.3
-------------------------------------------------------------------------------
Total                           $6,910         -                -         $87.8
-------------------------------------------------------------------------------

     The above instruments are used in an effort to protect the economic value of the corporation's mortgage servicing rights. Interest-rate caps and floors have a strike price that is indexed to the 5 and 10 year constant maturity treasury rate. These contracts mature as follows: $700 million and $5,385 million in 1999 and 2000, respectively. Purchased-call options consist of option contracts on long-term U.S. treasury securities. These option contracts mature between March and May of 1996.

LIQUIDITY

     Liquidity is the ability of the corporation to meet each maturing obligation or customer demand for funds. Liquidity is provided through issuing liabilities, selling assets, or allowing assets to mature. The corporation's Asset and Liability Committee (ALCO) is responsible for implementing the Board of Directors' policies and guidelines for the maintenance of prudent levels of liquidity. The ALCO is responsible for monitoring the performance of each of the banking subsidiaries and the parent company relative to these policies and guidelines.

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

FMG has a separate funding program that includes a revolving-warehouse credit agreement of $1.8 billion at December 31, 1995, a decrease from the $2.2 billion available at December 31, 1994. FMG also has a shelf registration that provides for the issuance of debt securities. At December 31, 1995, $100 million of debt securities were available for future issuance under this shelf registration. FMG also sells commercial paper to fund short-term needs. At December 31, 1995, FMG had commercial paper outstanding of $1.4 billion compared to $108 million at December 31, 1994.

     At December 31, 1995, Fleet, excluding FMG, had commercial paper outstanding of $772 million, including $630 million placed directly by Fleet in its local markets, compared to $727 million and $472 million, respectively, at December 31, 1994.

     The corporation has backup lines of credit totaling $1 billion to ensure that funding is not interrupted if commercial paper is not available. At December 31, 1995 and 1994, Fleet had no outstanding balances under the line of credit. Certain of the corporation's banking subsidiaries have established a $5 billion bank note program of which $1.7 billion is outstanding at December 31, 1995. Through the issuance of senior debt, the corporation raised $3.3 billion in 1995, thereby strengthening its liquidity position.

     Fleet also has an effective universal shelf registration with the Securities and Exchange Commission (SEC), providing for the issuance of common and preferred stock, senior or subordinated debt securities, and other debt securities. The total amount of funds available as of December 31, 1995, under the corporation's shelf registration was $913 million. On February 21, 1996, the corporation issued $425 million of preferred stock leaving $488 million available under this registration statement. In addition, on February 2, 1996, the corporation filed a new registration statement for $1.0 billion, which is currently pending approval by the SEC.

     As shown in the Consolidated Statements of Cash Flows, cash and cash equivalents decreased by $4.0 billion during 1995. This decrease was primarily due to $4.0 billion of net cash used in financing activities as a result of net decreases of $3.2 billion in deposits and $801 million in short-term borrowings. Net cash provided by operating activities was principally generated by income from operations and proceeds from the sale of mortgages held for resale, offset in part by originations and purchases of such mortgages. Net cash used by investing activities was principally due to a net decrease in securities offset by loans to customers.

Capital
December 31

Dollars in millions                             1995            1994
--------------------------------------------------------------------
Risk-adjusted assets                         $69,384         $60,650
Tier 1 risk-based capital (4% minimum)          7.62%           9.14%
Total risk-based capital (8% minimum)          11.29           12.92
Leverage ratio (4% minimum)                     6.41            7.15
Common equity-to-assets                         7.07            6.06
Total equity-to-assets                          7.54            6.75
Tangible total equity-to-assets                 6.30            6.17
Capital in excess of minimum requirements:
   Tier 1 risk-based                          $1,123          $3,120
   Total risk-based                              895           2,983
   Leverage                                    1,161           2,445
--------------------------------------------------------------------

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

     Regulatory capital requirements are set forth in terms of (1) Leverage (Tier 1 capital/quarterly average assets); (2) risk-based Tier 1 capital (Tier 1 capital/risk-weighted on- and off-balance sheet assets); and (3) risk-based Total Capital (Total Capital/risk-weighted on- and off-balance sheet assets). The minimum requirements for each of these ratios is 4%, 4%, and 8%, respectively. In addition, under the FDIC Improvement Act (FDICIA), banks are categorized according to their capital levels (together with regulatory evaluations) into one of five categories ranging from "well-capitalized" to "critically undercapitalized." Each category serves to determine a bank's deposit insurance premium as well as any mandated restrictive regulatory actions. As of December 31, 1995, all of the Fleet affiliate banks were categorized as "well-capitalized," which specifies for minimum Leverage, Tier 1, and Total Capital ratios of 5%, 6%, and 10%, respectively.

     Lower regulatory capital ratios were mainly due to increased risk-adjusted assets primarily the result of the acquisitions of NBB Bancorp, the Business Finance Division of Barclays Business Credit, Inc., Plaza Home Mortgage, and Northeast Federal Corporation. At year end, KKR converted its dual convertible preferred stock into 19.9 million shares of Fleet common stock. This resulted in a reclassification from preferred equity to common equity, thereby improving the common equity-to-assets ratio, but leaving total equity-to-assets unchanged.

COMPARISON OF 1994 AND 1993

     Fleet reported net income for 1994 of $849 million, or $3.09 per share, compared to the $764 million, or $2.82 per share, reported in 1993, which was before a cumulative effect of a change in method of accounting of $53 million pertaining to income taxes. Return on assets and return on equity were 1.07% and 15.66%, respectively, for 1994 compared to 1.01% and 15.94%, respectively, for 1993.

     Net interest income on a fully taxable equivalent basis totaled $3.1 billion for 1994, compared to $3.2 billion in 1993. The net interest margin for 1994 was 4.30%, compared to 4.63% in 1993. The decrease of 33 basis points was due principally to the rise in interest rates during 1994 as the increased cost of funding sources outpaced the increase in yield on earning assets. The impact of the narrower margin in 1994 was substantially offset by growth in the corporation's average earning assets from $68.5 billion in 1993 to $72.0 billion in 1994.


Net Interest Margin and Interest-Rate Spread
---------------------------------------------------------------------
December 31                       1994                   1993
---------------------------------------------------------------------
Taxable-equivalent rates       Average              Average
Dollars in millions            Balance     Rate     Balance      Rate
---------------------------------------------------------------------
Money market instruments          $588      4.99%      $617     3.07%
Securities                      25,710      5.92     21,875     6.55
Loans and leases                44,102      8.17     43,283     7.99
Mortgages held for resale        1,322      6.90      2,384     7.10
Other                              265      1.89        325     1.54
---------------------------------------------------------------------
Total interest-earning assets   71,987      7.29     68,484     7.43
---------------------------------------------------------------------
Deposits                        40,113      2.92     39,766     2.93
Short-term borrowings           15,355      4.07     12,807     3.03
Long-term debt                   5,383      6.76      5,039     7.20
---------------------------------------------------------------------
Interest-bearing liabilities    60,851      3.55     57,612     3.33
---------------------------------------------------------------------
Interest-rate spread                        3.74                4.10
Interest-free sources of funds  11,136               10,872
---------------------------------------------------------------------
Total sources of funds         $71,987      2.99%   $68,484     2.80%
---------------------------------------------------------------------
Net interest margin                         4.30%               4.63%
---------------------------------------------------------------------

     The provision for credit losses was $65 million in 1994 compared to $327 million in 1993, with the decline due to continued improvements in asset quality and significant reductions in net charge-offs. Net charge-offs decreased $346 million and nonperforming assets decreased $277 million to $761 million.

     Noninterest income, excluding securities gains (losses), totaled $1.56 billion during 1994 compared to $1.59 billion in 1993. Noninterest income was adversely affected by a decrease in mortgage banking revenues resulting from the negative impact of increasing interest rates on mortgage originations.

     Noninterest expense, excluding $185 million of merger and restructuring-related charges, totaled $3.0 billion for the year ended December 31, 1994. Excluding the $161 million of merger and restructuring-related charges and the $90 million charge related to accelerated amortization of mortgage servicing assets in 1993, noninterest expense was reduced by $368 million, or 11%. Significant reductions were noted in employee compensation and several other expense categories. These reductions are attributable to the successful implementation of strategies developed as part of the corporation's efficiency-improvement programs.

     Total loans of $46.0 billion at December 31, 1994, represented an increase of approximately $2.3 billion, or 5%, compared to $43.7 billion at December 31, 1993.

RECENT ACCOUNTING DEVELOPMENTS

     The FASB has issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which the corporation adopted on January 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles to be held be reviewed for impairment whenever management becomes aware of events or changes in circumstances indicating that the carrying amount of an asset may not be recoverable. An impairment loss based on the fair value of the asset is recognized if the expected cash flows from the use and eventual disposition of the asset, on an undiscounted basis and without interest charges, are less than the carrying amount of the asset. Long-lived assets and certain identifiable intangibles to be disposed of are required to be reported at the lower of the carrying amount or fair value less cost to sell, except for assets being disposed of in connection with the disposal of a segment of a business, which will continue to be reported at the lower of the carrying amount or net realizable value. It is management's belief that the adoption of this statement will not have a material impact on the corporation or its results of operations.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for awards granted in fiscal years beginning after December 15, 1995. This standard defines a fair value based method of measuring employee stock options or similar equity instruments. In lieu of recording the value of such options as compensation expense, companies may provide pro forma disclosures quantifying the difference between compensation cost included in net income as prescribed by current accounting standards and the related cost measured by such fair value based method. The corporation will provide such disclosure in its financial statements after the effective date of the standard. However, the statement allows a company to continue to measure compensation cost for such plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB Opinion No. 25, no compensation cost is recorded if, at the grant date, the exercise price of the options is equal to the fair market value of the corporation's common stock. The corporation has elected to continue to follow the accounting under APB No. 25.


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

     The Audit and Risk Management Committees of the Board of Directors consist solely of directors who are not employees of the corporation or its subsidiaries. During 1995, the committees met nine times with internal auditors, loan review management, the independent auditors, and representatives of senior management to discuss the results of examinations and to review their activities to ensure that each is properly discharging its responsibilities. The independent auditors, internal auditors, and loan review management have direct and unrestricted access to these committees at all times.

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


/s/ Terrence Murray                        /s/ Eugene M. McQuade

Terrence Murray                            Eugene M. McQuade
President and                               Executive Vice President and
Chief Executive Officer                    Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Fleet Financial Group, Inc.:

     We have audited the accompanying consolidated balance sheets of Fleet Financial Group, Inc., as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fleet Financial Group, Inc. at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Notes 1 and 7 of the notes to consolidated financial statements, the corporation changed its method of accounting for mortgage servicing rights to adopt the provisions of the Financial Accounting Standards Board's Statement No. 122, "Accounting for Mortgage Servicing Rights," as of April 1, 1995. Also as discussed in Notes 1 and 14, in 1993, the corporation changed its methods of accounting for investments in debt and equity securities and accounting for income taxes.

                                               /s/ KPMG Peat Marwick LLP

Boston, Massachusetts
January 17, 1996


CONSOLIDATED STATEMENTS OF INCOME
-----------------------------------------------------------------------------------------
Year ended December 31
Dollars in millions, except per share amounts          1995           1994           1993
-----------------------------------------------------------------------------------------
Interest and fees on loans and leases                $4,721          $3,694        $3,612
Interest on securities (includes interest from
  tax-exempt securities of $36 million, $33
  million, and $27 million in 1995, 1994, and
  1993, respectively)                                 1,304           1,514         1,428
-----------------------------------------------------------------------------------------
     Total interest income                            6,025           5,208         5,040
-----------------------------------------------------------------------------------------
Interest expense:
   Deposits                                           1,726           1,171         1,166
   Short-term borrowings                                801             628           388
   Long-term debt                                       478             362           363
-----------------------------------------------------------------------------------------
     Total interest expense                           3,005           2,161         1,917
-----------------------------------------------------------------------------------------
Net interest income                                   3,020           3,047         3,123
-----------------------------------------------------------------------------------------
Provision for credit losses                             101              65           327
-----------------------------------------------------------------------------------------
Net interest income after provision for credit
  losses                                              2,919           2,982         2,796
-----------------------------------------------------------------------------------------
Noninterest income:
   Mortgage banking                                     511             391           445
   Service charges, fees, and commissions               492             438           423
   Investment services revenue                          322             294           291
   Student loan servicing fees                           72              54            51
   Trading revenue                                       39              32            35
   Securities available for sale gains (losses)          32             (1)           295
   Other                                                382             347           343
-----------------------------------------------------------------------------------------
     Total noninterest income                         1,850           1,555         1,883
-----------------------------------------------------------------------------------------
Noninterest expense:
   Employee compensation and benefits                 1,448           1,428         1,529
   Occupancy                                            250             265           280
   Equipment                                            209             188           188
   Mortgage servicing rights amortization               190              90           247
   Intangible asset amortization                        105              65            60
   Legal and other professional                         102              95           100
   Marketing                                             93              84            75
   FDIC assessment                                       67             114           128
   OREO expense                                          15              51           163
   Merger and restructuring-related charges             490             185           161
   Loss on assets held for sale or accelerated
     disposition                                        175               -             -
   Other                                                591             580           648
-----------------------------------------------------------------------------------------
     Total noninterest expense                        3,735           3,145         3,579
-----------------------------------------------------------------------------------------
Income before income taxes                            1,034           1,392         1,100
Applicable income taxes                                 424             531           330
-----------------------------------------------------------------------------------------
Income before minority interest and cumulative
  effect of change in method of accounting              610             861           770
Minority interest                                         -            (12)           (6)
Cumulative effect of change in method of accounting       -               -            53
-----------------------------------------------------------------------------------------
Net income                                            $ 610           $ 849         $ 817
-----------------------------------------------------------------------------------------
Net income applicable to common shares                $ 416           $ 818         $ 780
-----------------------------------------------------------------------------------------
Fully diluted weighted average common shares
outstanding                                     265,886,363     264,828,469  257,373,073
Fully diluted earnings per share before cumulative
effect of change in method of accounting              $1.57           $3.09        $2.82
Fully diluted earnings per share                       1.57            3.09         3.03
Dividends declared                                     1.63            1.40        1.025
-----------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------
December 31
Dollars in millions                                      1995          1994
---------------------------------------------------------------------------
Assets
Cash, due from banks, and interest-bearing deposits    $4,505        $7,613
Federal funds sold and securities purchased under
  agreements to resell                                     61           957
Securities available for sale at market                18,533        12,250
Securities held to maturity (market value: $782
and $8,452)                                               798         8,891
Loans and leases                                       51,525        46,035
Reserve for credit losses                              (1,321)       (1,496)
---------------------------------------------------------------------------
Net loans and leases                                   50,204        44,539
---------------------------------------------------------------------------
Mortgages held for resale                               2,005           560
Premises and equipment                                    991           985
Mortgage servicing rights                               1,276           840
Accrued interest receivable                               503           570
Deferred taxes                                            239           506
Excess cost over net assets acquired                      935           317
Other intangibles                                         181           177
Other assets                                            4,201         2,821
---------------------------------------------------------------------------
Total assets                                          $84,432       $81,026
---------------------------------------------------------------------------
Liabilities
Deposits:
   Demand                                             $12,305       $12,028
   Regular savings, NOW, money market                  22,835        23,870
   Time                                                21,982        19,630
---------------------------------------------------------------------------
Total deposits                                         57,122        55,528
---------------------------------------------------------------------------
Federal funds purchased and securities sold under
  agreements to repurchase                              7,425         8,923
Other short-term borrowings                             5,144         3,663
Accrued expenses and other liabilities                  1,895         1,510
Long-term debt                                          6,481         5,931
---------------------------------------------------------------------------
Total liabilities                                      78,067        75,555
---------------------------------------------------------------------------
Stockholders' equity
Preferred stock                                           399           557
Common stock (shares issued: 262,864,257 in 1995
  and 244,140,469 in 1994; shares outstanding:
  262,721,926 in 1995 and 237,590,569 in 1994)              3           244
Common surplus                                          3,149         2,612
Retained earnings                                       2,768         2,719
Net unrealized gain (loss) on securities available
  for sale                                                 52          (411)
Treasury stock, at cost (142,331 shares in 1995
  and 6,549,900 shares in 1994)                            (6)         (250)
---------------------------------------------------------------------------
Total stockholders' equity                              6,365         5,471
---------------------------------------------------------------------------
Total liabilities and stockholders' equity            $84,432       $81,026
---------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                  Net Unrealized
                                                                                                  Gain (Loss)
                                                                  Common                          on Securities
Dollars in millions,                                Preferred    Stock $.01(a)  Common  Retained    Available    Treasury
except per share amounts                                Stock        Par       Surplus  Earnings     For Sale       Stock     Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992                             $814       $222        $2,143    $1,602      $-            $(46)    $4,735
Net income                                                  -          -             -       817           -            -       817
Cash dividends declared on common
  stock ($1.025 per share)                                  -          -             -     (140)           -            -     (140)
Cash dividends declared on preferred stock                  -          -             -      (22)           -            -      (22)
Cash dividends declared by pooled
  companies prior to mergers                                -          -             -      (67)           -            -      (67)
Purchase of preferred stock                             (100)          -             -      (26)           -            -     (126)
Redemption of FDIC preferred stock                       (16)          -             -       (2)           -            -      (18)
Common stock issued in connection with:
   Common stock offering, net of
     issuance costs of $10                                  -         15           404         -           -            -       419
   Employee benefit plans and conversion of
     preferred stock                                      (3)          5            70       (4)           -           47       115
Net unrealized gain on securities available for
  sale at December 31, 1993                                 -          -             -         -        238             -       238
Adjustment of valuation account for
  securities at lower of cost or market                     -          -             -        24           -            -        24
Other items, net                                            -          -             8      (15)           -          (3)      (10)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                             $695       $242        $2,625    $2,167       $238       $   (2)    $5,965
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                  -          -             -       849           -            -       849

Cash dividends declared on common
  stock ($1.40 per share)                                   -          -             -     (192)           -            -     (192)
Cash dividends declared on preferred stock                  -          -             -      (15)           -            -      (15)
Cash dividends declared by pooled
  companies prior to mergers                                -          -             -     (109)           -            -     (109)
Redemption of adjustable-rate preferred stock           (122)          -             -        -            -            -     (122)
Redemption of FDIC preferred stock                       (16)          -             -       (3)           -            -      (19)
Common stock issued in connection
  with employee benefit plans                               -          4            66       (4)           -            4        70
Adjustment to valuation reserve-
  securities available for sale                             -          -             -         -       (666)            -     (666)
Treasury stock purchased                                    -          -             -         -           -        (252)     (252)
Other items, net                                            -        (2)          (79)        26          17            -      (38)

------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                             $557       $244        $2,612    $2,719      $(411)       $(250)    $5,471
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                  -          -             -       610           -            -       610

Cash dividends declared on common
  stock ($1.63 per share)                                   -          -             -     (274)           -            -     (274)
Cash dividends declared on preferred stock                  -          -             -      (17)           -            -      (17)
Cash dividends declared by pooled
  company prior to merger                                   -          -             -     (102)           -            -     (102)
Issuance of preferred stock                               125          -             -         -           -            -       125
Common stock issued in connection with:
  Acquisition of Northeast Federal Corp.                    -          6           187         -           -            -       193
  Employee benefit plans                                    -          -            53      (26)           -           97       124
Conversion of dual convertible preferred
  stock to common stock                                 (283)          -           427     (156)           -           12         -
Treasury stock purchased                                    -          -             -         -           -        (446)     (446)
Treasury stock issued in connection with
  the acquisition of NBB Bancorp                            -          -          (17)      (21)           -          234       196
Retirement of treasury stock                                -          -         (371)        24           -          347         -
Adjustment to valuation reserve-
  securities available for sale                             -          -             -         -         523            -       523
Conversion of par value to $.01 per share(a)                -      (242)           242         -           -            -         -
Other items, net                                            -        (5)            16        11        (60)            -      (38)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                             $399         $3        $3,149    $2,768         $52         $(6)    $6,365
------------------------------------------------------------------------------------------------------------------------------------

(a) During 1995 the corporation changed the par value of its common stock from $1 per share to $.01 per share.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended December 31
Dollars in millions                                          1995         1994      1993
----------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                   $610         $849      $817
Adjustments for noncash items:
  Depreciation and amortization of premises and equipment     165          161       147
  Amortization of mortgage servicing rights
    and other intangible assets                               295          155       307
  Provision for credit losses                                 101           65       327
  Deferred income tax expense (benefit)                        73          130     (129)
  Cumulative effect of change in method of accounting           -            -      (53)
  Securities (gains) losses                                  (32)            1     (295)
  Merger and restructuring-related charges                    425          185       161
  Loss on assets held for sale or accelerated disposition     175            -         -
Originations and purchases of mortgages held for resale  (13,349)     (11,549)  (22,556)
Proceeds from sales of mortgages held for resale           11,997       14,326    22,025
(Increase) decrease in accrued receivables, net               118         (98)     (183)
(Decrease) increase in accrued liabilities, net             (250)        (530)       175
Other, net                                                    290            4       120

----------------------------------------------------------------------------------------
   Net cash flow provided by operating activities             618        3,699       863
----------------------------------------------------------------------------------------
Cash flows from investing activities
Purchases of securities available for sale               (23,307)     (24,116)  (14,542)
Proceeds from sales of securities available for sale       10,836       26,859    11,887
Proceeds from maturities of securities available for
  sale                                                     15,473        1,027     1,628
Purchases of securities held to maturity                    (746)      (2,983)   (6,905)
Proceeds from maturities of securities held to maturity     3,462        2,272     2,522
Proceeds from sales of securities held to maturity              -            -     1,561
Net cash and cash equivalents paid for businesses
  acquired                                                (2,816)         (56)         -
Loans made to customers, nonbanking subsidiaries          (1,430)      (1,109)   (3,413)
Principal collected on loans made to customers,
  nonbanking subsidiaries                                     905        1,097     3,386
Loans purchased from third parties (including FDIC)         (396)        (817)     (607)
Proceeds from sales of loans                                  205          135       904
Net increase in loans and leases, banking subsidiaries    (2,255)      (1,958)   (1,021)
Putable loans transferred to the FDIC                           -           76       274
Proceeds from sales of OREO                                    99          134       245
Acquisition of minority interest in subsidiary              (158)            -         -
Purchases of premises and equipment                         (136)        (266)     (259)
Purchases of mortgage servicing rights                      (331)        (377)     (266)
----------------------------------------------------------------------------------------
   Net cash flow used in investing activities               (595)         (82)   (4,606)
----------------------------------------------------------------------------------------
Cash flows from financing activities
Net increase (decrease) in deposits                       (3,206)        5,077   (2,902)
Net increase (decrease) in short-term borrowings            (801)      (4,025)     4,931
Proceeds from issuance of long-term debt                    3,290        1,385     1,422
Repayments of long-term debt                              (2,740)        (700)   (1,214)
Proceeds from issuance of common stock                        124           70       523
Proceeds from issuance of preferred stock                     125            -         -
Redemption and repurchase of common and preferred stock     (446)        (393)     (289)
Cash dividends paid                                         (373)        (299)     (194)
----------------------------------------------------------------------------------------
Net cash flow provided by (used in) financing
  activities                                              (4,027)        1,115     2,277
----------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents      (4,004)        4,732   (1,466)
----------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year              8,570        3,838     5,304
----------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                   $4,566       $8,570    $3,838
----------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

NOTE 1.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Fleet Financial Group (Fleet or the corporation) conform to generally accepted accounting principles and prevailing practices within the banking industry. The corporation is a diversified financial services company headquartered in Boston, Massachusetts. The corporation is organized along four functional lines of business which include: financial services and national consumer, consumer and investment services, commercial financial services, and treasury/asset collection/equity capital. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to current year classifications.

     Fleet-Shawmut Merger. On November 30, 1995, Shawmut National Corporation (Shawmut) merged with and into Fleet (the Merger). The Merger was accounted for as a pooling of interests and, accordingly, the financial information for all prior periods presented has been restated to present the combined financial condition and results of operations of both companies as if the Merger had been in effect for all periods presented. Additional information pertaining to the Merger is included in Note 2, Mergers and Acquisitions.

     The following is a summary of the significant accounting policies:

     Basis of Presentation. The consolidated financial statements of Fleet include the accounts of the corporation and its subsidiaries. All material intercompany transactions and balances have been eliminated.

     The consolidated financial statements of the corporation have been prepared to give retroactive effect to the Merger.

     For purposes of the Consolidated Statements of Cash Flows, the corporation defines cash and cash equivalents to include cash, due from banks, interest-bearing deposits, federal funds sold, and securities purchased under agreements to resell.

     Securities. Securities are classified at the time of purchase, based on management's intention, as securities held to maturity, securities available for sale, or trading account securities.

     Effective December 31, 1993, the corporation adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that securities available for sale be reported at fair value, with any net after-tax unrealized gains (losses) reflected as a separate component of stockholders' equity. Previously, debt securities that were held for indefinite periods of time were recorded at the lower of amortized cost or fair value with any net unrealized losses included in earnings; equity securities were stated at the lower of aggregate cost or fair value with net unrealized losses reported as a reduction of retained earnings. Securities held to maturity are those that management has the positive intent and ability to hold to maturity and are carried at amortized cost.

     Securities available for sale, which include marketable equity securities, are those that management intends to hold for an indefinite period of time, including securities used as part of the asset/liability management strategy, and that may be sold in response to changes in interest rates, prepayment risk, liquidity needs, the desire to increase capital, or other similar factors.

     Unrealized losses on an individual security deemed to be other than temporary are recognized as a realized loss in the accounting period in which such determination is made. The specific identification method is used to determine gains and losses on sales of securities.

     Trading account securities include securities, principally debt securities, that are purchased and held primarily for the purpose of selling them in the near term and are stated at fair value, as determined by quoted market prices. Gains and losses realized on the sale of trading account securities and adjustments to fair value are included in trading revenue.

     Loans and Leases. Loans are stated at the principal amounts outstanding, net of unearned income. Loans and leases are placed on nonaccrual status as a result of past-due status or a judgment by management that, although payments are current, such action is prudent. Except in the case of most consumer and residential real estate loans, loans and leases on which payments are past due 90 days or more are placed on nonaccrual status, unless they are well-secured and in the process of normal collection or renewal. Consumer loans, including residential real estate, are placed on nonaccrual status at 120 days past due and generally charged off at 180 days past due. When a loan is placed on nonaccrual status, all interest previously accrued in the current year, but not collected, is reversed against interest income. Any interest accrued in prior years is charged against the reserve for credit losses. Assets can be returned to accrual status when they become current as to principal and interest or demonstrate a period of performance under the contractual terms, and, in management's opinion, are fully collectable.

     Foreclosed Property and Repossessed Equipment. Property and equipment acquired through foreclosure (other real estate owned or OREO) are stated at the lower of cost or fair value less estimated selling costs. Credit losses arising at the time of foreclosure are charged against the reserve for credit losses. Any additional writedowns to the carrying value of these assets that may be required are charged to expense and recorded in a valuation reserve that is maintained on an asset-by-asset basis.

     Reserve for Credit Losses. The corporation continually evaluates its reserve for credit losses by performing detailed reviews of certain individual loans and leases in view of the historical net charge-off experience of the portfolio, evaluations of current and anticipated economic conditions, and other pertinent factors. Based on these analyses, the reserve for credit losses is maintained at levels considered adequate by management to provide for loan and lease losses inherent in these portfolios.

     Loans and leases, or portions thereof, deemed uncollectable are charged off against the reserve, while recoveries of amounts previously charged off are credited to the reserve. Amounts are charged off once the probability of loss has been established, giving consideration to such factors as the customer's financial condition, underlying collateral and guarantees, and general and industry economic conditions.

     Effective January 1, 1995, the corporation adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. Under this standard, commercial and commercial real estate loans are considered impaired when it is probable that the corporation will not collect all amounts due in accordance with the contractual terms of the loan. Except for certain restructured loans, impaired loans are loans that are on nonaccrual status. Loans that are returned to accrual status are no longer considered to be impaired. Certain loans are exempt from the provisions of SFAS No. 114, including large groups of smaller-balance homogenous loans that are collectively evaluated for impairment, such as consumer and residential mortgage loans.

     The 1995 reserve for credit losses related to loans that are identified as impaired includes impairment reserves, which are based on discounted cash flows using the loan's effective interest rate, or the fair value of the collateral for collateral-dependent loans, or the observable market price of the impaired loan. Loans which were restructured prior to the adoption of SFAS No. 114, and which are performing in accordance with the renegotiated terms, are not required to be reported as impaired. Loans restructured subsequent to the adoption of SFAS No. 114 are required to be reported as impaired in the year of restructuring. Thereafter, such loans can be removed from the impaired loan disclosure if the loans were paying a market rate of interest at the time of restructuring and are performing in accordance with their renegotiated terms. In accordance with SFAS No. 114, a loan is classified as an insubstance foreclosure when the corporation has taken possession of the collateral, regardless of whether formal foreclosure proceedings take place. Upon adoption of SFAS No. 114, the corporation did not change its method of recognizing interest income on impaired loans. Cash receipts are generally applied to reduce the unpaid principal balance.

     Mortgages Held for Resale. Mortgages held for resale are recorded at the lower of aggregate cost or market value. Market value is determined by outstanding commitments from investors or by current investor yield requirements.
Mortgage Servicing Rights (MSRs). During 1995, the FASB issued SFAS No. 122 "Accounting for Mortgage Servicing Rights." SFAS No. 122 requires that an entity recognize, as separate assets, rights to service mortgage loans for others irrespective of how those servicing rights are acquired, whether purchased or originated, by allocating the total cost of the loans between the loan and the servicing rights thereto based on their relative fair values. The corporation adopted SFAS No. 122 as of April 1, 1995, with application to transactions in which the corporation acquires MSRs through either purchase or origination of mortgage loans and sells those loans with servicing rights retained, and to impairment evaluations of all capitalized MSRs.

     SFAS No. 122 requires that capitalized mortgage servicing rights be assessed for impairment based upon the fair value of those rights. Fair values are estimated considering market prices for similar MSRs and on the discounted anticipated future net cash flows considering market consensus loan prepayment predictions, historical prepayment rates, interest rates, and other economic factors. For purposes of impairment evaluation and measurement, the corporation stratifies the MSRs based on predominant risk characteristics of the underlying loans, including loan type, amortization type (fixed or adjustable), and note rate. To the extent that the carrying value of MSRs exceeds fair value by individual stratum, a valuation allowance is established. The allowance may be adjusted in the future as the value of MSRs increase or decrease. The cost of MSRs is amortized over the estimated period of net servicing revenues.

     Prior to adoption of SFAS No. 122, the corporation capitalized as MSRs only acquisition costs of bulk servicing purchases and servicing rights acquired through the purchase of mortgage loans negotiated by others, net of aggregate gains from the sale of the purchased loans. Prior to SFAS No. 122, if recorded balances for any disaggregated MSR categories exceeded the undiscounted anticipated future net cash flows, a current impairment adjustment equal to the difference between the carrying value and the undiscounted anticipated future net cash flows was recorded.

     Excess Cost over Net Assets Acquired. The excess cost over net assets acquired (goodwill) is amortized on a straight-line basis over periods of up to 40 years. Goodwill relating to banking subsidiaries acquired subsequent to 1981 is amortized over periods ranging up to 25 years. On a periodic basis, the corporation reviews goodwill for events or changes in circumstances that may indicate that the carrying amount of goodwill may not be recoverable.

     Other Intangible Assets. The excess of the purchase price over the fair value of the tangible net assets of certain acquisitions has been allocated to core deposits (core deposit intangibles) based on valuations, and is amortized on a straight-line basis over the estimated period of benefit, not to exceed ten years. On a periodic basis, the corporation reviews its intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable.

     Trading Instruments. Financial instruments (principally foreign exchange and interest-rate instruments) used for trading purposes are stated at market value. Realized and unrealized gains and losses are recognized in trading revenue. Interest revenue arising from trading instruments is included in the income statement as part of interest income.

     Income Taxes. The corporation changed its method of accounting for income taxes from the deferred method to the liability method, in accordance with SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1993. This statement requires deferred tax assets and liabilities to be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the change is enacted.

     Interest-Rate Risk-Management Activities. The corporation enters into certain interest-rate instruments, including interest-rate swap, cap and floor agreements, and futures contracts to manage exposure to interest-rate risk. For those interest-rate instruments that alter the repricing characteristics of assets or liabilities, the net differential to be paid or received on the instruments is treated as an adjustment to the yield on the underlying assets or liabilities (the accrual method). For those interest-rate instruments entered into in connection with the securities available for sale portfolio that synthetically alter the interest-rate characteristics of the securities, the net differential to be paid or received on the instruments is recorded on the accrual method and the instruments are reported at fair value with unrealized gains and losses reflected as a separate component of stockholders' equity consistent with the reporting of unrealized gains and losses on those securities.

     To qualify for accrual accounting, the interest-rate instrument must be designated to specific assets or liabilities or pools of assets or liabilities, and must be effective at altering the interest-rate characteristics of the related assets or liabilities. To be effective, there must be correlation between the interest-rate index on the underlying asset or liability and the variable rate paid on the instrument. The corporation measures initial and ongoing correlation by statistical analysis of the relative movements of the interest-rate indices over time. If correlation were to cease, the interest-rate instrument would be accounted for as a trading instrument.

     Fleet has entered into certain swaps with imbedded written options which, under certain interest-rate scenarios, can cause the duration of the swaps to extend. If the maximum duration of these swaps is within a range of acceptable duration in accordance with asset/liability management parameters, Fleet applies the same policies as are applied to swaps without imbedded written options.

     If an interest-rate instrument is terminated, the gain or loss is deferred and amortized over the shorter of the remaining contract life or the maturity of the designated assets or liabilities. If the designated asset or liability is sold or settled or its balance falls below the notional amount of the instrument, accrual accounting is discontinued to the extent that the notional amount exceeds the balance, and accounting for trading instruments is applied.

     Gains and losses on futures contracts and other interest-rate instruments used to protect the value of assets and liabilities are included in income unless the futures contract qualified for hedge accounting. To qualify for hedge accounting, futures contracts must be designated as hedges of specific assets or liabilities and must reduce the corporation's exposure to interest-rate risk. In addition, at the inception of the hedge and throughout the hedge period, there must be high correlation between the futures contracts and the related hedged assets or liabilities. Gains and losses on futures contracts accounted for as hedges are deferred and amortized over the expected remaining lives of the related hedged assets or liabilities as an adjustment of interest income or interest expense.

     Earnings Per Share. Earnings per share is computed by dividing earnings (after deducting dividends and premiums paid on preferred stock) by the weighted average number of common shares and common stock equivalents outstanding during the period, assuming the conversion of the convertible preferred stock. Common stock equivalents include stock options and rights and the dual convertible preferred (DCP) stock.

NOTE 2.
MERGERS AND ACQUISITIONS

     As previously disclosed, the merger of Shawmut with and into Fleet was completed on November 30, 1995, and was accounted for as a pooling of interests. Under the terms of the Merger, approximately 105 million Fleet common shares were exchanged for all of the outstanding common shares of Shawmut at an exchange ratio of 0.8922 shares of Fleet for each share of Shawmut. The outstanding preferred stock of Shawmut was exchanged for comparable issues of Fleet preferred stock. The financial information for all prior periods presented has been restated to present the combined financial condition and results of operations of both companies as if the Merger had been in effect for all periods presented.
     In connection with the Merger, the corporation has signed definitive agreements to divest 64 branches to comply with anti-trust concerns. The sales, which are expected to be completed during the first half of 1996, will consist of approximately $2.6 billion in deposits and $1.9 billion in loans, including $1.1 billion in residential mortgages.

     On January 27, 1995, the corporation completed its acquisition of NBB Bancorp (NBB). The corporation issued approximately 6.2 million treasury shares with an aggregate carrying value of approximately $200 million as well as approximately $230 million in cash. In addition, Fleet issued 2.5 million warrants to purchase Fleet common stock to NBB stockholders with an exercise price of $43.875 per share and a term of six years. The warrants are exercisable for a five-year period beginning one year after the date of the acquisition. The transaction was accounted for under the purchase method of accounting. Goodwill is being amortized on a straight-line basis over 15 years.

     On January 31, 1995, the corporation completed its purchase of substantially all the assets of the Business Finance Division of Barclays Business Credit, Inc. (Barclays), now known as Fleet Capital, for approximately $2.6 billion in cash. The transaction was accounted for under the purchase method of accounting. Goodwill is being amortized on a straight-line basis over 25 years.

     The corporation also completed its tender offer to purchase the approximately 19% publicly held shares of Fleet Mortgage Group (FMG) common stock for $20.00 in cash per share on February 28, 1995. Goodwill is being amortized on a straight-line basis over 15 years.

     On March 3, 1995, the corporation purchased Plaza Home Mortgage Corporation (Plaza) which operates a mortgage banking franchise, principally in California, for approximately $88 million in cash. Goodwill is being amortized on a straight-line basis over 15 years. This acquisition added approximately $9.2 billion in mortgage servicing and expanded the corporation's mortgage banking franchise by 40 additional offices.

     On June 9, 1995, the corporation completed its acquisition of Northeast Federal Corp. (Northeast) with assets of $3.3 billion. The corporation issued approximately 5.8 million common shares with a fair value of approximately $193 million. This acquisition was accounted for under the purchase method of accounting. Goodwill is being amortized on a straight-line basis over 15 years.

     The information below presents, on a pro forma basis, certain historical financial information for the corporation, adjusted for each of the NBB, Plaza, FMG, Northeast, and Barclays transactions that occurred in 1995 as if such transactions had been consummated on January 1, 1995 and 1994, respectively:

Pro Forma Results
-----------------------------------------------------------------------
Dollars in millions except per share data
-----------------------------------------------------------------------
Fleet, NBB, Plaza, FMG, Northeast, and Barclays          1995      1994
-----------------------------------------------------------------------
Net interest income                                    $3,054    $3,242
Net income available to common stockholders               404       786
Net income per common share                              1.52      2.95
-----------------------------------------------------------------------
Corporation As Reported
Net interest income                                    $3,020    $3,047
Net income available to common stockholders               416       818
Net income per common share                              1.57      3.09
-----------------------------------------------------------------------

     On December 19, 1995, Fleet signed a definitive agreement to purchase NatWest Bank, N.A. (NatWest) for $2.7 billion in cash and up to an additional $560 million in accordance with an earnout provision. The earnout provision calls for an annual payment based upon the level of earnings from the NatWest franchise with a cap of $560 million over an eight-year period. Following the NatWest merger, Fleet expects to have approximately $90 billion in assets, reflecting an expected reduction of Fleet's and NatWest's assets. In connection with the NatWest merger, Fleet intends to substantially restructure its balance sheet to replace lower-yielding assets, primarily securities, with higher earning assets acquired from NatWest and to replace higher-cost purchased funding with lower cost deposits acquired from NatWest. The acquisition of NatWest will add approximately 300 branches in New York and New Jersey and is expected to close in the second quarter of 1996, subject to regulatory approval.

     The corporation completed several mergers of banking organizations during 1994. The mergers in the following table were accounted for as poolings of interests. The mergers of these organizations are reflected in the consolidated financial statements as though they had been combined with the corporation as of the beginning of the earliest period presented.
1994 Acquisitions

                                                         Added at    Common
                                        Completion    Acquisition    Shares
Dollars and shares in millions                Date        on Date    Issued
---------------------------------------------------------------------------
Peoples Bancorp of Worcester, Inc.      May 23, 1994          871       7.4
New Dartmouth Bank                      June 6, 1994        1,724       5.7
Gateway Financial Corporation           June 27, 1994       1,259       6.6
Sterling Bancshares Corp.               August 15, 1994     1,000       3.6
---------------------------------------------------------------------------

     During 1994, the corporation acquired two smaller banks with combined total assets of $332 million, which were accounted for under the purchase method of accounting. In addition, ten branches with deposits of $427 million, deposits held by the Resolution Trust Corporation totaling $25 million and the processing services division of a bankruptcy claims processing company were acquired.


NOTE 3.
SECURITIES

                                                          1995                                    1994
                                        ---------------------------------------   -----------------------------------------
                                                    Gross      Gross                            Gross       Gross
December 31                           Amortized  Unrealized  Unrealized  Market   Amortized  Unrealized  Unrealized  Market
Dollars in millions                      Cost       Gains      Losses     Value     Cost        Gains      Losses     Value
---------------------------------------------------------------------------------------------------------------------------
Securities available for sale:
U.S. Treasury and government agencies    $7,891        $12       $14    $7,889     $3,851          $-      $184      $3,667
Mortgage-backed securities                8,457         38        25     8,470      8,352           5       459       7,898
Other debt securities                     1,621         47         6     1,662        180           -         1         179
---------------------------------------------------------------------------------------------------------------------------
Total debt securities                    17,969         97        45    18,021     12,383           5       644      11,744
---------------------------------------------------------------------------------------------------------------------------
Marketable equity securities                359         37         3       393        360           6        10         356
Other securities                            119          -         -       119        150           -         -         150
---------------------------------------------------------------------------------------------------------------------------
Total securities available for sal      $18,447       $134       $48   $18,533    $12,893         $11      $654     $12,250
---------------------------------------------------------------------------------------------------------------------------
Securities held to maturity:
U.S. Treasury and government agencie         $7         $-        $-        $7     $1,980          $-      $116      $1,864
State and municipal                         687          9         1       695        843           5         6         842
Mortgage-backed securities                    -          -         -         -      4,158           1       235       3,924
Other debt securities                       104          -        24        80      1,910           1        89       1,822
---------------------------------------------------------------------------------------------------------------------------
Total securities held to maturity          $798         $9       $25      $782     $8,891          $7      $446      $8,452
---------------------------------------------------------------------------------------------------------------------------

     The securities available for sale portfolio had net unrealized gains (losses) of $86 million and $(643) million at December 31, 1995 and 1994, respectively. Accordingly, stockholders' equity has been increased (reduced) by a valuation reserve of $52 million and $(411) million at December 31, 1995 and 1994, respectively, which represents the after-tax effect of the unrealized gains (losses). During the fourth quarter of 1995, the corporation reclassified substantially all of its securities held to maturity to securities available for sale as the FASB permitted a one-time opportunity for institutions to reassess the appropriateness of the designations of all securities.

     At December 31, 1995, securities available for sale and securities held to maturity with carrying values of $6.7 billion and $542 million, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes, compared to $2.6 billion and $5.3 billion, respectively, at December 31, 1994.

     Proceeds from sales of debt securities during 1995, 1994, and 1993 were $11 billion, $24 billion, and $11 billion, respectively. Gross gains of $49 million and gross losses of $48 million were realized on those sales in 1995, gross gains of $24 million and gross losses of $51 million were realized on those sales in 1994, and gross gains of $252 million and gross losses of $3 million were realized on those sales in 1993. Net realized gains on sales of marketable equity securities were $31 million, $14 million, and $45 million in 1995, 1994, and 1993, respectively.

     The amortized cost and estimated market value of debt securities held to maturity and securities available for sale by contractual maturity are shown in the following table. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Maturities of Debt Securities Available for Sale

-----------------------------------------------------------------------------------------
December 31, 1995                          Within       1 to 5 5 to 10  After 10
Dollars in millions                        1 Year        Years   Years     Years    Total
-----------------------------------------------------------------------------------------
Amortized cost:
U.S. Treasury and government agencies      $6,576       $1,315      $-        $-   $7,891
Mortgage-backed securities                      -        2,572     337     5,548    8,457
Other debt securities                          26          896      66       633    1,621
-----------------------------------------------------------------------------------------
Total debt securities                      $6,602       $4,783    $403    $6,181  $17,969
-----------------------------------------------------------------------------------------
Percent of total debt securities             36.8%        26.6%    2.2%    34.4%   100.0%
Weighted average yield(a)                    5.56         5.82    5.99      6.6     5.99
-----------------------------------------------------------------------------------------
Market value                               $6,595       $4,796    $408    $6,222  $18,021
-----------------------------------------------------------------------------------------

(a) A tax-equivalent adjustment has been included in the calculations of the yields to reflect this income as if it had been fully taxable. The tax-equivalent adjustment is based upon the applicable federal and state income tax rates.

------------------------------------------------------------------------------------------
Maturities of Debt Securities Held to Maturity
December 31, 1995                          Within       1 to 5 5 to 10  After 10
Dollars in millions                        1 Year        Years   Years     Years     Total
------------------------------------------------------------------------------------------
Amortized cost:
U.S. Treasury and government agencies          $7           $-      $-        $-       $7
State and municipal                           462          184      27        14      687
Other debt securities                           3           16       3        82      104
------------------------------------------------------------------------------------------
Total debt securities                        $472         $200     $30       $96     $798
------------------------------------------------------------------------------------------
Percent of total debt securities             59.2%        25.0%    3.8%     12.0%  100.0%
Weighted average yield(a)                    6.70         7.78    9.83      9.08    7.35
------------------------------------------------------------------------------------------
Market value                                 $465         $204     $33       $80     $782
------------------------------------------------------------------------------------------

(a) A tax-equivalent adjustment has been included in the calculations of the yields to reflect this income as if it had been fully taxable. The tax-equivalent adjustment is based upon the applicable federal and state income tax rates.


NOTE 4.
LOANS AND LEASES
------------------------------------------------------------------------------------------------------
December 31
Dollars in millions                               1995          1994        1993     1992        1991
------------------------------------------------------------------------------------------------------
Loans:
Commercial and industrial                      $23,251       $19,675     $19,031  $18,818     $17,310
Residential real estate                         11,475         8,529       7,378    7,444       7,063
Consumer                                         9,556        10,893      10,229    9,415       9,558
Commercial real estate:
   Construction                                    606           666         637    1,436       1,890
   Interim/permanent                             4,414         4,789       5,279    5,480       6,315
------------------------------------------------------------------------------------------------------
Loans, net of unearned income                   49,302        44,552      42,554   42,593      42,136
------------------------------------------------------------------------------------------------------
Lease financing:
Lease receivables                                2,267         1,765       1,291    1,194       1,698
Estimated residual value                           520           212         165      172         190
Unearned income                                  (564)         (494)       (297)    (237)       (324)
------------------------------------------------------------------------------------------------------
Lease financing, net of unearned income(a)       2,223         1,483       1,159    1,129       1,564
------------------------------------------------------------------------------------------------------
Total loans and leases, net of unearned income $51,525       $46,035     $43,713  $43,722     $43,700

(a) The corporation's leases consist principally of full-payout, direct financing leases. For federal income tax purposes, the corporation has the tax benefit of depreciation on the entire leased unit and interest on the long-term debt. Deferred taxes arising from leveraged leases totaled $182 million in 1995 and $60 million in 1994. Future minimum lease payments to be received are $469 million in 1996; $341 million, 1997; $325 million, 1998; $222 million, 1999; $242 million, 2000; $668 million, 2001 and thereafter.

     At December 31, 1995, the corporation reclassified certain loans totalling $1,631 million ($1,477 million of consumer, $79 million of commercial real estate, $46 million of commercial and industrial, and $29 million of residential) to assets held for sale or accelerated disposition. Such loans are included in other assets and were adjusted to the lower of cost or estimated market value.

     Total loans and leases at December 31, 1995 include $28 million of loans subject to loss-sharing arrangements with the Federal Deposit Insurance Corp.
(FDIC), whereby the FDIC generally reimburses Fleet for 80% of net charge-offs for periods ranging from three to five years from the date of acquisition.

     Concentrations of Credit Risk. Although the corporation is engaged in business nationwide, the lending done by the banking subsidiaries is primarily concentrated in the northeastern region.

NOTE 5.
RESERVES FOR LOSSES

Reserve for Credit Loss Activity
--------------------------------------------------------------------------
Year ended December 31
Dollars in millions                             1995        1994      1993
--------------------------------------------------------------------------
Balance at beginning of year                  $1,496      $1,669    $1,937
Provision charged to income                      101          65       327
Loans and leases charged off                   (418)       (377)     (729)
Recoveries of loans and leases charged off       116         138       144
Acquisitions/other                                26           1      (10)
--------------------------------------------------------------------------
Balance at end of year                        $1,321      $1,496    $1,669
--------------------------------------------------------------------------

     Acquisitions/other includes reserves acquired as a result of acquisitions, offset in part by reserve transfers to the FDIC and reserves related to assets held for sale or accelerated disposition.

Reserve for OREO Activity
--------------------------------------------------------------------------
Year ended December 31
Dollars in millions                             1995        1994      1993
--------------------------------------------------------------------------
Balance at beginning of year                     $50         $45      $ 51
Provision                                       (15)          31       124
Dispositions, net                               (12)        (26)     (130)
--------------------------------------------------------------------------
Balance at end of year                           $23         $50      $ 45
--------------------------------------------------------------------------

NOTE 6.
NONPERFORMING ASSETS

-----------------------------------------------------------------------------------------------
Year Ended December 31
Dollars in millions                             1995        1994      1993       1992      1991
-----------------------------------------------------------------------------------------------
Nonperforming loans and leases:
   Current or less than 90 days past due        $157        $186      $254       $622      $575
   Noncurrent                                    283         480       584        885     1,654
OREO                                              59          95       200        507       941
-----------------------------------------------------------------------------------------------
Total NPAs                                      $499        $761    $1,038     $2,014    $3,170
-----------------------------------------------------------------------------------------------
NPAs as a percent of
  outstanding loans,
  leases, and OREO                              0.97%       1.65%     2.35%      4.53%    7.05%
-----------------------------------------------------------------------------------------------
Accruing loans and leases
  contractually past due
  90 days or more                               $198        $139      $120       $163      $267
-----------------------------------------------------------------------------------------------
Assets held for sale or
  accelerated disposition                       $317           -         -          -         -
-----------------------------------------------------------------------------------------------

     At December 31, 1995, the recorded investment in impaired loans was $295 million, substantially all of which were on nonaccrual status. Included in this amount is $207 million of impaired loans for which the related impairment reserve is $54 million, and $88 million of impaired loans that, due primarily to charge-offs, do not have an impairment reserve. The average recorded investment in impaired loans during the year was $428 million. The amount of interest income recognized on impaired loans during the year ended December 31, 1995 was immaterial. The reserve for credit losses contains additional amounts for impaired loans as deemed necessary to maintain reserves at levels considered adequate by management.

     The corporation has no material outstanding commitments to lend additional funds to customers whose loans have been placed on nonperforming status or the terms of which have been modified.

     The gross interest income that would have been recorded if the nonperforming loans and leases had been current in accordance with their original terms and had been outstanding throughout the period (or since origination if held for part of the period) was $59 million, $66 million, and $106 million in 1995, 1994, and 1993, respectively. The actual amount of interest income on those loans included in net income for the period was $26 million, $19 million, and $27 million in 1995, 1994, and 1993, respectively.

NOTE 7.

MORTGAGE SERVICING RIGHTS
The corporation's MSRs activity for the years ended
December 31, 1995, 1994, and 1993 is as follows:

Mortgage Servicing Rights
--------------------------------------------------------------------------
Year ended December 31
Dollars in millions                             1995        1994      1993
--------------------------------------------------------------------------
Balance at beginning of year                    $840        $579      $563
Additions:
   Originated                                     50           -         -
   Acquired                                      628         377       266
Servicing sales                                 (52)        (26)       (3)
Amortization                                   (142)        (90)     (247)
Impairment reserve                              (48)           -         -
--------------------------------------------------------------------------
Balance at end of year                        $1,276        $840      $579
--------------------------------------------------------------------------

     During 1995, the corporation recorded impairment charges of $59 million and credits relating to the impairment reserve of $11 million; therefore, at December 31, 1995, the corporation's impairment reserve balance pertaining to MSRs was $48 million. At December 31, 1995, the aggregate fair value of the corporation's capitalized MSRs was approximately $1.5 billion.

     The incremental impact of capitalizing originated mortgage servicing rights in accordance with SFAS No. 122 resulted in an increase of $50 million in mortgage production revenues for the year ended December 31, 1995.

NOTE 8.
MERGER- AND RESTRUCTURING-RELATED CHARGES

     Merger-related charges of $490 million were recorded in 1995 in connection with the Merger. The merger-related charges are direct incremental costs associated with the Merger and are presented in the table below:

Components of Merger-Related Charges
----------------------------------------------------
Dollars in millions                             1995
----------------------------------------------------
Personnel                                       $270
Facilities                                       115
Data processing                                   60
Other merger expenses                             45
----------------------------------------------------
Total                                           $490
----------------------------------------------------

     Personnel relates primarily to the costs of employee severance, the costs related to the termination of certain employee benefit plans, and employee assistance for separated employees. Facilities charges, which are the result of the consolidation of branch offices as well as back-office operations, consist of lease-termination costs, writedowns of owned properties, and other facilities-related costs. Data processing costs consist primarily of the write-off of duplicate or incompatible systems hardware and software. Other merger expenses consist primarily of transaction costs, such as professional and other fees.

     All funding for cash expenditures relating to the merger-related charge have been, and are anticipated to be, paid from the operating activities of the corporation. The corporation's liquidity has not been, nor is it anticipated to be, significantly affected by these cash outlays. As a result of the merger, the corporation expects to incur approximately $35 million of incremental costs that are supportive of future business operations, which will be expensed as incurred and not charged against the merger accrual.

     The following table presents a summary of activity with respect to merger accrual:

Merger Accrual
----------------------------------------------------
Year ended December 31, 1995
Dollars in millions
----------------------------------------------------
Balance at beginning of year                   $   -
Provision charged against income                 490
Cash outlays                                    (65)
Noncash writedowns                              (90)
----------------------------------------------------
Balance at end of year                         $ 335
----------------------------------------------------

     Merger-related charges of $101 million were also recorded in 1994 to reflect the integration of several other acquisitions. The merger-related charges include: $19 million for personnel charges; $39 million for the closure of branches and facilities and lease-termination costs; $11 million of transaction-related costs; and $32 million of other costs representing the sale of certain assets as well as other merger-related costs. Substantially all of these costs have been paid as of December 31, 1995.

     The corporation recorded restructuring charges of $84 million and $161 million in connection with efficiency improvement programs during 1994 and 1993, respectively. These programs, which commenced in 1993 and continued into 1995, were intended to enhance the corporation's competitive position through a comprehensive review of all its banking, mortgage banking, and consumer finance activities and operations. The charges included only identified direct and incremental costs associated with these programs. The components of the restructuring charges for 1994 and 1993 were as follows:

Components of Restructuring Charges
----------------------------------------------------
Dollars in millions
----------------------------------------------------
Severance                                       $122
Occupancy                                         71
Other (including project costs)                   52
----------------------------------------------------
Total restructuring charges                     $245
----------------------------------------------------

     All funding for cash expenditures relating to the restructuring plans has been made from the operating activities of the corporation. The corporation's liquidity has not been significantly affected by these cash outlays. During 1995 and 1994, $15 million and $20 million, respectively, of incremental costs were incurred relating to the restructuring plan and were charged against current period expense as these costs were supportive of future business operations. The corporation does not anticipate any additional incremental costs related to these programs.

     The following table presents a summary of activity with respect to the restructuring accrual:

Restructuring Accrual
--------------------------------------------------------------------------
Year ended December 31
Dollars in millions                             1995        1994      1993
--------------------------------------------------------------------------
Balance at beginning of year                     $77        $126        $-
Provision charged against income                   -          84       161
Cash outlays                                    (60)        (90)      (25)
Noncash writedowns                                 -        (43)      (10)
--------------------------------------------------------------------------
Balance at end of year                           $17         $77      $126
--------------------------------------------------------------------------

     The cash outlays made during 1995 relate primarily to severance costs and project-related costs. Noncash writedowns relate to vacated facilities and consist primarily of building and leasehold improvement write-offs. The corporation expects that substantially all remaining costs will be paid in 1996 and that the restructuring accrual at December 31, 1995, will be adequate.

NOTE 9.
SHORT-TERM BORROWINGS

--------------------------------------------------------------------------------------------------------
                                                          Securities
                                                Federal   Sold Under                   Other      Total
                                                  Funds Agreements to Commercial  Short-Term Short-Term
Dollars in millions                           Purchased  Repurchase        Paper  Borrowings Borrowings
-------------------------------------------------------------------------------------------------------
1995
Balance at December 31                           $4,461      $2,964     $2,138    $3,006   $12,569
Highest balance at any month-end                  4,840       6,944      2,138     4,912    16,557
Average balance for the year                      4,451       5,159      1,582     2,853    14,045
Weighted average interest rate as of December 31   5.20%       5.21%      5.86%     5.54%    5.40%
Weighted average interest rate paid for the year   6.02        5.70       6.07      4.98     5.69
--------------------------------------------------------------------------------------------------------
1994
Balance at December 31                           $2,753      $6,170       $835    $2,828   $12,586
Highest balance at any month-end                  4,368      10,835      1,199     5,041    18,069
Average balance for the year                      3,943       7,769      1,005     2,638    15,355
Weighted average interest rate as of December 31   5.14%       5.69%      5.96%     5.51%    5.55%
Weighted average interest rate paid for the year   4.22        4.05       4.36      3.94     4.07
--------------------------------------------------------------------------------------------------------
1993
Balance at December 31                           $2,151      $7,304     $1,337    $5,584   $16,376
Highest balance at any month-end                  2,151       9,122      1,415     5,584    16,376
Average balance for the year                      1,632       7,505      1,036     2,634    12,807
Weighted average interest rate as of December 31   3.10%       2.90%      3.38%     3.16%    3.06%
Weighted average interest rate paid for the year   3.08        2.96       3.52      3.04     3.03
--------------------------------------------------------------------------------------------------------


     Federal funds purchased and securities sold under agreements to repurchase generally mature within 30 days of the transaction date. Commercial paper and other short-term borrowings generally mature within 90 days, although commercial paper may have a term of up to 270 days.

     Total credit facilities available were $2.8 billion with $430 million outstanding at December 31, 1995, compared to $3.2 billion with $500 million outstanding at December 31, 1994. The amounts outstanding under the lines of credit relate entirely to FMG at both December 31, 1995 and 1994. During 1995, the corporation and its subsidiaries paid commitment fees ranging from 0.01% to 0.19% on the lines.

NOTE 10.
LONG-TERM DEBT

Fleet has an effective universal shelf registration statement with the Securities and Exchange Commission (SEC), providing for the issuance of common and preferred stock, senior or subordinated debt securities, and other debt securities. The total amount of funds available as of December 31, 1995, under the corporation's shelf registration was $913 million.

The following table presents components of long-term debt for the parent company and its affiliates:

Long-Term Debt
------------------------------------------------------------------------------
December 31                                    Maturity
Dollars in millions                                Date        1995       1994
------------------------------------------------------------------------------
Senior notes and debentures
Parent company:
   5.625% notes                                    1995          $-       $200
   8.875% notes                                    1996         150        150
   MTNs 5.875% - 9.33%                      1996 - 1998         501         80
   7.65% - 8.125% notes                            1997         200        200
   7.25% notes                              1997 - 1999         400        400
   6.00% notes                                     1998         250          -
   7.125% notes                                    2000         250          -
   Floating-rate note                              2000          50          -
   Other                                           2013           1          1
------------------------------------------------------------------------------
Total parent company                                          1,802      1,031
------------------------------------------------------------------------------
Affiliates:
   9.80% notes                                     1995           -        250
   5.50% - 5.60% notes                             1995           -        225
   9.98% notes                                     1996          70         70
   Floating-rate bank notes                        1996         840      1,288
   7.03% bank notes                                1997          50          -
   6.125% notes                                    1997         150        150
   Floating-rate notes                             1997         350        400
   6.50% notes                                     1999         150        150
   MTNs 5.35% - 7.48%                       1996 - 2003         394        285
   FHLB borrowings                          1996 - 2015         629        482
   6.50% note                                      2001         200          -
   Other                                    1996 - 2009          12         16
------------------------------------------------------------------------------
Total affiliates                                              2,845      3,316
------------------------------------------------------------------------------
Total senior notes and debentures                             4,647      4,347
------------------------------------------------------------------------------
Subordinated notes and debentures:(a)
   Floating-rate subordinated notes                1997          50         50
   Floating-rate subordinated notes                1998         100        100
   7.625% - 9.85% subordinated notes               1999         450        450
   9.00% - 9.90% subordinated notes                2001         325        325
   6.875% subordinated notes                       2003         150        150
   7.20% subordinated notes                        2003         150        150
   8.125% subordinated notes                       2004         250        250
   8.625% subordinated notes                       2005         250          -
   8.625% subordinated notes                       2007         107        107
   Other                                           1997           2          2
------------------------------------------------------------------------------
   Total subordinated notes and debentures                    1,834      1,584
------------------------------------------------------------------------------
Total long-term debt                                         $6,481     $5,931
------------------------------------------------------------------------------

(a) At December 31, 1995 and 1994, all subordinated debt was at the parent company, with the exception of $250 million at an affiliate in 1995, and is included in total risk-based capital.

     The $100 million of 7.65% and $400 million of 7.25% notes provide for single principal payments and are not redeemable prior to maturity. The $150 million of 8.875% and $100 million of 8.125% notes are unsecured obligations with interest payable semiannually and are not redeemable prior to maturity. The $250 million of 6.00% and the $250 million of 7.125% notes pay interest semiannually and are not redeemable prior to maturity. The $50 million floating-rate note accrues interest based on the three-month London Interbank Offered Rate (LIBOR) payable quarterly and is not redeemable prior to maturity.

     Long-term senior borrowings of affiliates include $394 million of medium-term notes (MTNs), $150 million of 6.125% notes, $150 million of 6.50% notes, and $200 million of 6.50% notes issued by FMG, and $70 million of 9.98% notes issued by Fleet Financial Corp.

     The $350 million of floating-rate notes due 1997 were issued by subsidiary banks and have a rate that floats with LIBOR. The notes are secured by the banks' qualifying student loan portfolios or collateralized by mortgage-backed securities (MBS). Of the $840 million floating-rate bank notes due 1996 and issued by subsidiary banks, $150 million float with the federal funds rate, $235 million float with the prime rate, and $455 million is tied to LIBOR.

     The fixed-rate subordinated notes all provide for single principal payments at maturity. All the floating-rate subordinated notes due 1997 and 1998 are redeemable at the option of the corporation, in whole or in part, at their principal amount plus accrued interest. The notes due 1997 were called for redemption effective February 22, 1996. These notes pay interest based on the three-month LIBOR and reset quarterly.

     Included in the subordinated notes are $150 million of 9.85% notes due June 1, 1999, and $71 million of floating-rate notes due June 1, 1998, that, at the corporation's option, will either be exchanged for common stock, preferred stock, or certain other primary capital securities of the corporation having a market value equal to the principal amount of the notes or will be repaid from the proceeds of other issuances of such securities. The corporation may, however, at its option, revoke its obligation to redeem the notes with capital securities based upon the capital treatment of the notes by its primary regulator or consent by its primary regulator for such revocation. The holders of the capital notes are subordinate in rights to depositors and other creditors.

     The aggregate payments required to retire long-term debt are: 1996, $2,058 million; 1997, $1,129 million; 1998, $606 million; 1999, $805 million; 2000,
$507 million; 2001 and thereafter, $1,376 million.

NOTE 11.

PREFERRED STOCK
-------------------------------------------------------------------
December 31
Dollars in millions, except per share data         1995        1994
-------------------------------------------------------------------
9.30% cumulative preferred stock, $250 stated
value, 575,000 shares issued and outstanding
at December 31, 1995 and 1994                      $144        $144
9.35% cumulative preferred stock, $250 stated
value, 500,000 shares issued and outstanding
at December 31, 1995                                125           -
10.12% Series III perpetual preferred stock,
$1 par, 519,758 shares issued and outstanding
at December 31, 1995 and 1994                        50          50
9.375% Series IV perpetual preferred stock,
$1 par, 478,838 shares issued and outstanding
at December 31, 1995 and 1994                        46          46
Preferred stock with cumulative and adjustable
dividends, $50 stated value, 688,700 shares
issued and outstanding at December 31, 1995 and 1994 34          34
Dual convertible preferred stock, $200 stated
value, 1,415,000 shares issued and outstanding
at December 31, 1994                                  -         283

-------------------------------------------------------------------
Total                                              $399        $557
-------------------------------------------------------------------

     The 9.30% cumulative preferred stock is redeemable at the option of the corporation on or after October 15, 1997, at $250 per share, plus accrued and unpaid dividends thereon. The 9.35% cumulative preferred stock is redeemable at the option of the corporation on or after January 15, 2000, at $250 per share, plus accrued and unpaid dividends thereon. The Series III perpetual preferred stock is redeemable at the option of Fleet on or after June 1, 1996, at $105.06 per share, declining each year to $100 per share on or after June 1, 2001, plus accrued and unpaid dividends thereon. The Series IV perpetual preferred stock is redeemable at the option of Fleet on or after December 1, 1996, at $100 per share, plus accrued and unpaid dividends thereon. The preferred stock with cumulative and adjustable dividends is redeemable at the option of the corporation at $50 per share. Except in certain circumstances, the holders of the preferred stock have no voting rights.

     On December 31, 1995, the dual convertible preferred stock (DCP) was exchanged for approximately 16 million shares of Fleet common stock at a conversion price of $17.65 per common share. The holders of the DCP received an additional 3.9 million shares as part of the consideration for the exchange. These additional shares were valued at the closing market price of Fleet common shares on the day of the conversion and treated as a reduction of retained earnings and of earnings available to common shareholders. This resulted in a $.59 reduction to fully diluted earnings per share for 1995. The holders of the DCP stock also control nontransferable rights to purchase 6,500,000 shares of common stock at an exercise price of $17.65 per share (the rights). The rights, which are exercisable immediately, will expire on July 12, 2001, and are not transferable. Fleet has the option to pay appreciation on the rights in lieu of delivering the shares upon exercise.

     On February 21, 1996, the corporation issued $425 million of preferred stock.

NOTE 12.
COMMON STOCK

     At December 31, 1995, Fleet had 262,721,926 common shares outstanding. Shares reserved for future issuance in connection with the corporation's stock plans, the DCP rights, and stock options totaled 26,339,339. During 1995, shareholders approved an increase in the authorized shares of Fleet common stock to 600 million. Also see Note 11, Preferred Stock, for further information pertaining to the exchange of the DCP.

     In connection with the acquisition of NBB on January 27, 1995, the corporation issued warrants to the shareholders of NBB for the purchase of 2.5 million shares of common stock. The warrants have an exercise price of $43.875 per share and are exercisable for a five-year period beginning on January 27, 1996.

     Also, in connection with the settlement of certain litigation, the corporation issued warrants for the purchase of up to 1.2 million shares of common stock on January 18, 1994. The period for the exercise of the warrants expired on January 18, 1996.

     Fleet's Board of Directors has declared a dividend of one preferred share purchase right for each outstanding share of Fleet common stock. Under certain conditions, a right may be exercised to purchase 1/100 of the corporation's cumulative participating preferred stock at a price of $50, subject to adjustment. The rights become exercisable if a party acquires 10% or more (in the case of certain qualified investors, 15% or more) of the issued and outstanding shares of Fleet common stock, or after the commencement of a tender or exchange offer for 10% or more of the issued and outstanding shares. When exercisable under certain conditions, each right would entitle the holder to receive, upon exercise of a right, that number of shares of common stock having a market value of two times the exercise price of the right. The rights will expire in the year 2000 and may be redeemed in whole, but not in part, at a price of $0.01 per share at any time prior to expiration or the acquisition of 10% of Fleet common stock.

NOTE 13.
EMPLOYEE BENEFITS

     Stock Option Plan. The corporation has a stock option plan, which provides for the granting of incentive and nonqualified stock options to certain employees, for the purchase of Fleet common stock at fair market value at the date of grant. In most cases, options granted under the plan vest over a five-year period and expire at the end of ten years; otherwise, options granted under the plan are exercisable after a minimum of one year but within ten years of the date of grant. Option plans resulted in charges to expense of $3 million in 1995, $5 million in 1994, and $2 million in 1993. At December 31, 1995, 1994, and 1993, exercisable options totaled 4,191,404; 3,347,706; and 3,183,814, respectively. The following table shows the activity for the stock option plans:

Stock Options
------------------------------------------------------------------------------
                                                   1995        1994       1993
------------------------------------------------------------------------------
Balance at January 1                         10,072,830   8,464,792  6,714,687
Granted                                       2,288,617   3,827,637  3,051,620
Exercised                                     3,559,259   1,539,021    898,656
Expired or canceled                             685,435     680,578    402,859
Balance at December 31                        8,116,753  10,072,830  8,464,792
------------------------------------------------------------------------------
Price range-high
Balance at January 1                             $37.31      $37.31    $34.75
Granted                                           42.19       36.94     37.31
Exercised                                         36.94       32.75     28.44
Expired or canceled                               36.94       36.94     34.75
Balance at December 31                            42.19       37.31     37.31
------------------------------------------------------------------------------
Price range-low
Balance at January 1                              $5.19       $5.19     $5.19
Granted                                            8.15        8.07     11.21
Exercised                                          6.87        5.19      5.19
Expired or canceled                                5.19        5.19      5.19
Balance at December 31                             6.87        5.19      5.19
------------------------------------------------------------------------------
     Restricted Stock Plan. The corporation has a restricted stock plan under which key employees are awarded shares of the corporation's common stock subject to certain vesting requirements. With respect to stock granted in 1995, restrictions lapse, in whole or in part, on the third anniversary of the date of the agreement awarding such restricted stock only if certain preestablished performance goals are attained. As of December 31, 1995 and 1994, 224,750 grants and 323,734 grants were outstanding, respectively, with a weighted average grant price of $33.40 and $26.38, respectively.

     In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation," which is effective for awards granted in fiscal years beginning after December 15, 1995. This standard defines a fair value based method of measuring employee stock options or similar equity instruments. In lieu of recording the value of such stock options as compensation expense, companies may provide pro forma disclosures quantifying the difference between compensation cost included in net income as prescribed by current accounting standards and the related cost measured by such fair value based method. The corporation will provide such disclosure in its financial statements after the effective date of the standard. However, the statement allows a company to continue to measure compensation cost for such plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB Opinion No. 25, no compensation cost is recorded if, at the grant date, the exercise price of the options is equal to the fair market value of the corporation's common stock. The corporation has elected to continue to follow the accounting under APB No. 25.

     Pension Plans. The corporation maintains noncontributory, defined benefit pension plans covering substantially all employees. Benefit payments to retired employees are based upon years of service and a percentage of qualifying compensation during the final years of employment. The amounts contributed to the plans are determined annually based upon the amount needed to satisfy the Employee Retirement Income Security Act (ERISA) funding standards. Assets of the plans are primarily invested in listed stocks, corporate obligations, and U.S. Treasury and government agency obligations. During 1994, the mortality table was revised to the 1983 Group Annuity Mortality Table.

     The corporation also maintains supplemental, noncontributory defined benefit plans covering certain employees whose benefits exceed the Internal Revenue Service (IRS) limitation under the corporation's qualified defined benefit plans.

Funded Status of Plans

-----------------------------------------------------------------------------------------
December 31                                       Overfunded Plans      Underfunded Plans
Dollars in millions                                1995        1994       1995       1994
-----------------------------------------------------------------------------------------
Actuarial present value of
  accumulated benefit obligations:
   Vested benefits                                 $343        $238       $ 32       $13
   Nonvested benefits                                36          28          4         1
-----------------------------------------------------------------------------------------
   Accumulated benefit obligations                  379         266         36        14
   Additional benefits related to
     future compensation levels                     132          89         25        11
-----------------------------------------------------------------------------------------
   Projected benefit obligations
     rendered to date                               511         355         61        25
   Plan assets at fair value                        522         434          1         -
-----------------------------------------------------------------------------------------
   Plan assets in excess of (less
     than) projected benefit obligations             11          79       (60)      (25)
   Unrecognized net transition (asset)
     obligation being amortized                    (11)        (10)         11         2
   Unrecognized prior service cost being amortized   28          33          8         9
   Unrecognized net loss from past experience
     different from that assumed                     86          35         19         5
   Additional amounts recognized due to
     minimum level funding                            -           -       (13)       (5)
-----------------------------------------------------------------------------------------
   Prepaid (accrued) pension cost                  $114        $137      $(35)     $(14)
-----------------------------------------------------------------------------------------

Components of Pension Expense
------------------------------------------------------------------------------
Year ended December 31
Dollars in millions                                1995        1994       1993
------------------------------------------------------------------------------
Service cost for benefits earned during the period  $29         $37        $30
Interest cost on projected benefit obligations       35          31         27
Actual return on plan assets                       (72)         (3)       (31)
Net amortization and deferral                        39        (32)        (2)
------------------------------------------------------------------------------
Net pension expense                                 $31         $33        $24
------------------------------------------------------------------------------

     Staffing reductions and change in control provisions were initiated during 1995 due to the Shawmut merger. These events resulted in a net expense of $39 million associated with the settlement and curtailment of pension plan distributions, which is included in the accompanying statement of operations for the year ended December 31, 1995, but is excluded from the previous table detailing net periodic pension cost.

     For December 31, 1995, 1994, and 1993, the assumed discount rates were 7.25%, 8.50%, and 7.25% to 7.50%, respectively. The 1995, 1994, and 1993 rate of increase in compensation levels used to measure the projected benefit obligations was 4.5% to 5.0%. The expected long-term rate of return on plan assets for 1995 was 10.0%, and 8.85% to 10.0% for 1994 and 1993.

     The corporation maintains various defined contribution savings plans covering substantially all employees. The corporation's savings plan expense was $34 million, $28 million, and $22 million for 1995, 1994, and 1993, respectively.

Postretirement Healthcare Benefits.

     In addition to providing pension benefits, the corporation provides healthcare cost assistance and life insurance benefits for retired employees. The cost of providing these benefits was $21 million, $22 million, and $25 million in 1995, 1994, and 1993, respectively.

     The following table presents the plan's funded status reconciled with amounts recognized on the corporation's balance sheet:

Funded Status of Postretirement Plan
------------------------------------------------------------------------------
December 31
Dollars in millions                                            1995       1994
------------------------------------------------------------------------------
Accumulated postretirement benefit obligations:
   Retirees                                                    $124       $115
   Fully eligible active plan participants                        8         28
   Other active plan participants                                 3         16
------------------------------------------------------------------------------
   Total accumulated postretirement benefit obligations         135        159
Plan assets at fair value                                        12          2
------------------------------------------------------------------------------
Plan assets (less than) projected benefit obligation          (123)      (157)
Unrecognized net (gain) loss                                      1       (14)
Unrecognized transition obligation                               79        155
------------------------------------------------------------------------------
Accrued postretirement benefit costs                          $(43)      $(16)
------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Components of Postretirement Benefit Costs
----------------------------------------------------------------------------------------
Year ended December 31
Dollars in millions                                            1995       1994      1993
----------------------------------------------------------------------------------------
Service cost for benefits earned during the period               $1         $3        $2
Interest cost on projected benefit obligations                   12         11        14
Net amortization of the transition obligation                     9          9         9
Net amortization and deferral of gains and losses               (1)        (1)         -
----------------------------------------------------------------------------------------
Net postretirement benefit expense                              $21        $22       $25
----------------------------------------------------------------------------------------

     Shawmut's postretirement plans were impacted during 1995 due to amendments and change in control provisions related to the merger. These events resulted in settlement and curtailment charges of $28 million, which are included in the accompanying statement of operations for the year ended December 31, 1995, but excluded from the previous table detailing postretirement benefits cost.

     Discount rates of 7.25% and 8.50% were used in determining the accumulated postretirement benefit obligation for the years ended December 31, 1995 and 1994. The rate of return on plan assets was 10.00% for 1995 and 8.85% for 1994. The healthcare cost trend rate was 10.25% as of December 31, 1995, decreasing gradually to 4.25% through the year 2001, and level thereafter. The healthcare cost trend rate assumption has a minimal effect on the amounts reported. For example, increasing the assumed healthcare cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $1.5 million, and the aggregate of the service cost and interest cost components of the net periodic postretirement benefit cost for 1995 by approximately $153,000.

NOTE 14.
INCOME TAXES

The corporation changed its method of accounting for income taxes from the deferred method to the liability method as required by SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1993. The cumulative effect of this accounting change was the recognition of a $53.1 million income tax benefit in the first quarter of 1993.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the corporation's deferred tax assets and deferred tax liabilities as of December 31, 1995 and 1994, are presented in the following table:


Net Deferred Tax Assets
------------------------------------------------------------------------------
December 31
Dollars in millions                                            1995       1994
------------------------------------------------------------------------------
Deferred tax assets:
   Reserve for credit losses                                   $495       $569
   Expenses not currently deductible                            326         69
   Intangible assets                                             43         66
   Net operating loss carryforward                               31         77
   Reserve for unrealized losses on securities
     available for sale                                           -        245
   Other                                                        282        186
------------------------------------------------------------------------------
   Total gross deferred tax assets                            1,177      1,212
   Less: valuation reserve                                       75        104
------------------------------------------------------------------------------
   Deferred tax assets                                        1,102      1,108
------------------------------------------------------------------------------
Deferred tax liabilities:
   Lease financing                                              326        154
   Mortgage banking                                             115         84
   Purchase accounting adjustments, net                          67         69
   Depreciation                                                  63         65
   Subsidiary stock transaction                                  49         49
   Reserve for unrealized gains on securities
     available for sale                                          33          -
   Employee benefits                                             30         49
   Other                                                        180        132
------------------------------------------------------------------------------
      Total gross deferred tax liabilities                      863        602
------------------------------------------------------------------------------
Net deferred tax assets                                        $239       $506
------------------------------------------------------------------------------

     The realization of the corporation's deferred tax assets is dependent upon the ability to generate taxable income in future periods, and from the reversal of existing deferred tax liabilities. The corporation has evaluated the available evidence supporting the realization of its gross deferred tax assets of $1.2 billion at both December 31, 1995 and 1994, including the amount and timing of future taxable income, and determined it is more likely than not the asset will be realized. Given the nature of state tax laws, the corporation believes that uncertainty remains concerning the realization of tax benefits in various state jurisdictions. Therefore, state valuation reserves of $75 million and $104 million have been established at December 31, 1995 and 1994, respectively. These benefits may, however, be recorded in the future either as realized or as it becomes more likely than not, in the corporation's best judgment, that such tax benefits or portions thereof will be realized.

     The deferred tax expense of $13 million and $130 million in 1995 and 1994, respectively, include a deferred tax benefit of $29 million and $27 million, respectively, due to a change from the beginning of the respective year's deferred tax asset valuation reserve, related primarily to state deferred tax assets. The current and deferred components of income taxes for the years ended December 31, 1995, 1994, and 1993 are as follows:

Income Tax Expense
---------------------------------------------------------------------
Year ended December 31
Dollars in millions                         1995       1994      1993
---------------------------------------------------------------------
Current income taxes:
   Federal                                  $346       $323      $352
   State and local                            65         78       107
---------------------------------------------------------------------
                                             411        401       459
---------------------------------------------------------------------
Deferred income tax expense (benefit):
   Federal                                    11        107     (100)
   State and local                             2         23      (29)
---------------------------------------------------------------------
                                              13        130     (129)
---------------------------------------------------------------------
Total:
   Federal                                   357        430       252
   State and local                            67        101        78
---------------------------------------------------------------------
Applicable income taxes                     $424       $531      $330
---------------------------------------------------------------------

     The income tax expense for the years ended December 31, 1995, 1994, and 1993, varied from the amount computed by applying the statutory income tax rate to income before taxes. The reasons for the differences are as follows:

Statutory Rate Analysis
------------------------------------------------------------------------------
December 31                                          1995       1994      1993
------------------------------------------------------------------------------
Tax at statutory rate                                35.0%      35.0%     35.0%
Increases (decreases) in taxes resulting from:
State and local income taxes, net
  of federal income tax benefit                       4.2        4.6       4.7
Goodwill amortization                                 1.7        0.3       0.5
Merger-related costs                                  1.4        0.7       -
Change in federal valuation reserve                   -         (0.8)     (7.7)
Tax-exempt income                                    (1.8)      (1.5)     (1.8)
Other, net                                            0.4       (0.1)     (0.6)
------------------------------------------------------------------------------
Effective tax rate                                   40.9%      38.2%     30.1%
------------------------------------------------------------------------------

     During 1995, $448 million in state net operating losses expired. The expiration of these net operating loss carryforwards did not impact the corporation's consolidated income tax expense as all amounts were fully reserved. The corporation has state net operating loss carryforwards of approximately $474 million at December 31, 1995, primarily in one taxing jurisdiction. These carryforwards will begin to expire in 1996 and continue through 2010.

NOTE 15.
TRADING ACTIVITIES AND OTHER DERIVATIVE FINANCIAL INSTRUMENTS, AND OFF-BALANCE SHEET ITEMS

     Trading Activities. All of the corporation's trading positions are currently stated at market value with realized and unrealized gains and losses reflected in noninterest income. The corporation recognized trading revenue of $39 million, $32 million, and $35 million for 1995, 1994, and 1993, respectively. Trading revenue is comprised of gains and losses resulting from trading positions taken by the corporation in debt securities, foreign exchange contracts, and interest-rate contracts.

     Trading positions in debt securities consist of U.S. federal and state government and agency securities. The types of interest-rate contracts traded include interest-rate swaps, caps, floors, and collars as well as futures and option contracts. Foreign exchange contracts consist primarily of foreign exchange forwards and foreign currency options and futures contracts.

     The following table represents the notional or contractual amount of Fleet's off-balance sheet trading instruments and related credit exposure. Notional principal amounts are a measure of the volume of agreements transacted, but the level of credit risk is significantly less. The amount of credit risk can be estimated by calculating the cost to replace, on a present value basis and at current market rates, all profitable contracts outstanding at year end. Credit risk disclosures relate to accounting losses that would be recognized if the counterparties completely failed to perform their obligations. To manage its level of credit risk, the corporation deals with counterparties of good credit standing, establishes counterparty credit limits, and enters into netting agreements whenever possible. Gross credit exposure amounts are presented below and disregard any netting agreements. Interest-rate instrument activities are subject to the same credit review, analysis, and approval process as those applied to commercial loans. Netting agreements contain rights of offset that provide for the net settlement of certain contracts with the same counterparty in the event of default. In the event of a default by a counterparty, the cost to the corporation, if any, would be the replacement cost of the contract at the current market rate.

Trading Instruments with Off-Balance Sheet Risk
-------------------------------------------------------------------------
                                         Contract or
                                           Notional            Credit
Dollars in millions                          Amount          Exposure
December 31                           1995       1994      1995      1994
-------------------------------------------------------------------------
Interest-rate contracts             $4,568     $7,067       $45       $50
Foreign exchange contracts           5,341     11,916       153       183
-------------------------------------------------------------------------

The amounts disclosed below represent the end-of-period fair value of derivative financial instruments held or issued for trading purposes and the average aggregate fair values during the year for those instruments:

Trading Instruments
------------------------------------------------------------------------------
                                                         Fair Value    Average
December 31, 1995                                         (Carrying       Fair
Dollars in millions                                         Amount)      Value
------------------------------------------------------------------------------
Interest-rate contracts:
   Assets                                                       $34        $31
   Liabilities                                                 (24)       (22)
Foreign exchange contracts:
   Assets                                                       153        245
   Liabilities                                                (133)      (213)
------------------------------------------------------------------------------
     Interest-Rate Risk-Management Activities. The corporation's principal objective in holding or issuing derivatives for purposes other than trading is interest-rate risk-management. The operations of Fleet are subject to a risk of interest-rate fluctuations to the extent that there is a difference between the amount of the corporation's interest-earning assets and the amount of interest-bearing liabilities that mature or reprice in specified periods. The principal objective of Fleet's asset/liability management activities is the management of interest-rate risk and liquidity within parameters established by various boards of directors. To achieve its risk-management objective, the corporation uses a combination of interest-rate instruments, including interest-rate swaps, caps, floors, and futures contracts.

The following table presents the notional amount and fair value of interest-rate risk-management instruments at December 31, 1995 and 1994:

Interest-Rate Risk-Management Instruments

--------------------------------------------------------------------------
                                          1995                 1994
December 31                        Notional       Fair  Notional      Fair
Dollars in millions                  Amount      Value    Amount     Value
--------------------------------------------------------------------------
Interest-rate swaps:
Receive-fixed/pay-variable           $5,776        $69    $2,873     $(44)
Pay fixed/receive-variable            1,885       (25)     2,084        67
Basis swaps                           2,742        (4)     3,605       (1)
Index-amortizing swaps                2,038          1     4,119     (234)
Interest-rate cap agreements            550          6     1,775        43
Interest-rate corridor agreements       206          1     1,031       (5)
Interest-rate collar agreements          10          -       500       (1)
Futures contracts sold                    -          -     6,005        21
---------------------------------------------------------------------------
Total                               $13,207        $48   $21,992    $(154)
---------------------------------------------------------------------------

     Interest-rate swap agreements involve the exchange of fixed- and variable-rate interest payments based upon a notional principal amount and maturity date. Interest-rate basis swaps involve the exchange of floating-rate interest payments based on indices, such as U.S. Treasury bill and LIBOR. Index-amortizing interest-rate swaps involve the exchange of fixed- and variable-rate interest payments based upon a notional principal amount, which amortizes based on an index, such as six-month LIBOR. Interest-rate cap agreements are similar to interest-rate swap agreements except that cash interest payments are made or received only if current interest rates rise above predetermined interest rates. Similarly, in an interest-rate floor agreement, cash interest payments are made or received only if current interest rates fall below a predetermined interest rate. An interest-rate collar consists of a cap and a floor. Interest-rate corridor agreements consist of a simultaneous purchase and sale of a cap. The corporation enters into interest-rate swap, cap, floor, and corridor agreements to manage the impact of fluctuating interest rates on earnings. Futures contracts are also used by the corporation to manage interest-rate exposure. These instruments are exchange-traded contracts for the future delivery of securities, other financial instruments or cash settlement at a specified price or yield.

     The corporation's interest-rate risk-management instruments had an exposure to credit risk of $197 million at December 31, 1995, versus $87 million at December 31, 1994. The corporation's credit risk at December 31, 1995, is mitigated by $11 million of collateral held by Fleet. The credit exposure represents the cost to replace, on a present value basis and at current market rates, all profitable contracts outstanding at year end. The increase in the credit exposure from year to year mainly reflects the increase in market value of the remaining swaps.

     The periodic net settlement of interest-rate risk-management instruments is recorded as an adjustment to net interest income. These interest-rate risk-management instruments generated $18 million and $6 million of net interest expense during 1995 and 1994, respectively. As of December 31, 1995, the corporation has net deferred income of $28 million relating to terminated interest-rate contracts, which will be amortized over the remaining life of the underlying interest-rate contracts of approximately three years.

     Mortgage Servicing Rights Prepayment Risk Management. The corporation also uses interest-rate contracts to manage the prepayment risk associated with the corporation's mortgage servicing portfolio. The value of the corporation's mortgage servicing portfolio may be adversely impacted if mortgage interest rates decline and loan prepayments increase. As a result, the carrying value of the corporation's MSRs are subject to a great degree of volatility in the event of unanticipated prepayments or defaults. To mitigate the risk related to adverse changes in interest rates and the potential resultant impairment to MSRs, the corporation holds interest-rate contracts (primarily purchased interest-rate floor contracts and purchased-call option contracts on U.S. Treasury securities). At December 31, 1995, the corporation had approximately $6.9 billion in notional value of such contracts. Such contracts are carried at market value, which was $87.8 million at December 31, 1995, with unrealized and realized gains and losses included in noninterest income. The corporation recorded net gains (losses) of $77 million, $(6) million, and $3 million in 1995, 1994, and 1993, respectively.

Other Financial Instruments
------------------------------------------------------------------------------
                                                        Contract or Notional
December 31                                                      Amount
Dollars in millions                                            1995       1994
------------------------------------------------------------------------------
Other financial instruments whose
  notional or contractual amounts
  exceed the amount of potential credit risk:
   Commitments to sell loans                                 $2,680       $506
   Commitments to originate or purchase loans                 1,591        422
   Assets sold with recourse                                    283        378
------------------------------------------------------------------------------
Financial instruments whose notional or contractual
   amounts represent potential credit risk:
   Commitments to extend credit                              29,247     27,452

   Letters of credit, financial guarantees,
   and foreign office guarantees (net of participations)      3,880      3,108
------------------------------------------------------------------------------

     Commitments to sell loans have off-balance sheet market risk to the extent that the corporation does not have available loans to fill those commitments, which would require the corporation to purchase loans in the open market. Commitments to originate or purchase loans have off-balance sheet market risk to the extent the corporation does not have matching commitments to sell loans obtained under such commitments, which could expose the corporation to lower-of-cost or market valuation adjustments in a rising interest-rate environment.

     Commitments to extend credit are agreements to lend to customers in accordance with contractual provisions. These commitments usually are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments do not necessarily represent future cash requirements in that commitments often expire without being drawn upon.

Commitments to Extend Credit
------------------------------------------------------------------------------
December 31
Dollars in millions                                            1995       1994
------------------------------------------------------------------------------
Commercial and industrial loans                             $18,617    $18,351
Revolving, open-end loans
  secured by residential properties
  (e.g., home equity lines)                                   3,124      3,660
Credit card lines                                             3,838      3,008
Commercial real estate                                        2,035      1,373
Other unused commitments                                      1,633      1,060
------------------------------------------------------------------------------
   Total                                                    $29,247    $27,452
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

     Securities. Fair values are based primarily on quoted market prices.

     Loans. The fair values of fixed-rate and certain variable-rate commercial and commercial real estate loans and certain consumer loans are estimated by discounting the contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying value of certain other variable-rate commercial and commercial real estate loans approximates fair value due to the short-term and frequent repricing characteristics of these loans. For certain variable-rate consumer loans, including home equity lines of credit and credit card receivables, the carrying amounts approximate fair value. For residential real estate, fair value is estimated by reference to quoted market prices. For nonperforming loans and certain loans where the credit quality of the borrower has deteriorated significantly, fair values are estimated by discounting expected cash flows at a rate commensurate with the risk associated with the estimated cash flows, based on recent appraisals of the underlying collateral or by reference to recent loan sales.

     Mortgages Held for Resale. Fair value is estimated using the quoted market prices for securities backed by similar types of loans and current dealer commitments to purchase loans.

     Deposits. The fair value of deposits with no stated maturity or a maturity of less than 90 days is considered to be equal to the carrying amount. The fair value of time deposits is estimated by discounting contractual cash flows using interest rates currently offered on the deposit products.

     Short-Term Borrowings. The carrying amount reported in the balance sheet approximates fair value.

     Long-Term Debt. The fair value of Fleet's long-term debt is estimated based on quoted market prices for the issues for which there is a market or by discounting cash flows based on current rates available to Fleet for similar types of borrowing arrangements.

     Off-Balance Sheet Instruments. Fair values for off-balance sheet instruments are based on quoted market prices, current settlement values, or established pricing models using current assumptions.

On-Balance Sheet Financial Instruments

--------------------------------------------------------------------------------------------------
                                                                     1995              1994
December 31                                                Carrying       Fair  Carrying      Fair
Dollars in millions                                           Value      Value     Value     Value
--------------------------------------------------------------------------------------------------
Financial assets:
   Cash and cash equivalents and accrued interest receivable $5,069     $5,069    $9,162    $9,162
   Securities                                                19,331     19,315    21,141    20,702
   Loans(a)                                                  48,009     48,639    43,074    44,857
   Mortgages held for resale                                  2,005      2,005       560       560
   Trading account securities                                    64         64       120       120
   Trading instruments                                          187        187        59        59
   Other                                                      1,999      2,006       111       148
Financial liabilities:
   Deposits with no stated maturity                          35,140     35,140    35,898    35,898
   Time deposits                                             21,982     22,263    19,630    19,304
   Short-term borrowings                                     12,569     12,569    12,586    12,586
   Long-term debt                                             6,481      6,728     5,931     5,855
   Trading instruments                                          157        157        50        50
   Other                                                        303        303       253       253
--------------------------------------------------------------------------------------------------

(a) Excludes net book value of lease financing of $2,195 million and $1,465 million at December 31, 1995 and 1994, respectively.

     The fair value of forward commitments to originate or purchase residential mortgage loans and to sell residential mortgage loans was $20 million and $(17) million, respectively, based on the value at December 31, 1995. These fair values consider the difference between current levels of interest rates and committed rates.

     At December 31, 1995, interest-rate risk-management derivative contracts had a net unrealized gain of $48 million compared to a net unrealized loss of $(154) million at December 31, 1994. Certain assets, which are not financial instruments and, accordingly, are not included in the above fair values, contribute substantial value to the corporation in excess of the related amounts recognized in the balance sheet. These include the core deposit intangibles and the related retail banking network, the value of customer relationships associated with certain types of consumer loans (particularly the credit card portfolio), lease financing business, and MSRs.

NOTE 17.
COMMITMENTS, CONTINGENCIES,
AND OTHER DISCLOSURES

     One of the corporation's banking subsidiaries, which served as indenture trustee for certain healthcare receivable backed bonds issued by certain special purpose subsidiaries of Towers Financial Corporation, and another defendant, have been named in a lawsuit in federal court in Manhattan by purchasers of the bonds. The suit seeks damages in an undetermined amount equal to the difference between the current value of the bonds and their face amount of approximately $200 million, plus interest, as well as punitive damages. The corporation is vigorously defending the action.

     Subsequent to the announcement of the Merger, certain alleged stockholders of Shawmut filed several purported class action lawsuits against Shawmut, Fleet, and members of Shawmut's Board of Directors. The complaints all make similar allegations concerning the Merger. The corporation believes the allegations contained in these complaints are entirely without merit and intends to contest them vigorously.

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

     Lease Commitments. The corporation has entered into a number of noncancelable operating lease agreements for premises and equipment. The minimum annual rental commitments under these leases at December 31, 1995, exclusive of taxes and other charges, are $126 million in 1996; $111 million, 1997; $96 million, 1998; $80 million, 1999; $66 million, 2000; and $422 million, 2001 and subsequent years. Total rental expense for 1995, 1994, and 1993, including cancelable and noncancelable leases, amounted to $162 million, $153 million, and $157 million, respectively.

     Certain leases contain escalation clauses, which correspond with increased real estate taxes and other operating expenses, and renewal options calling for increased rents as the leases are renewed. No restrictions are imposed by any lease agreement regarding the payment of dividends, additional debt financing, or entering into further lease agreements.

     Regulatory Matters. As a bank holding company and a unitary savings and loan holding company, Fleet is subject to regulation by the Federal Reserve Board (the Federal Reserve) and the Office of Thrift Supervision (OTS). Banking subsidiaries are subject to regulation by the Federal Reserve, the Office of the Comptroller of the Currency (OCC) and OTS, as well as state regulators. Each subsidiary bank's deposits are insured by the FDIC.

     Transaction and Dividend Restrictions. Fleet's banking subsidiaries are subject to restrictions under federal law that limit the transfer of funds by the subsidiary banks to Fleet and its nonbanking subsidiaries. Such transfers by any subsidiary bank to Fleet or any nonbanking subsidiary are limited in amount to 10% of the bank's capital and surplus.

     Various federal and state banking statutes limit the amount of dividends the subsidiary banks can pay to Fleet without regulatory approval. The payment of dividends by any subsidiary bank may also be effected by other factors such as the maintenance of adequate capital for such subsidiary bank. Various regulators and the boards of directors of the affected institutions continue to review dividend declarations and capital requirements of Fleet and its subsidiaries consistent with current earnings, future earning prospects, and other factors.

     Restrictions on Cash and Due from Banks. The corporation's banking subsidiaries are subject to requirements of the Federal Reserve to maintain certain reserve balances. At December 31, 1995 and 1994, these reserve balances were $1,363 million and $1,502 million, respectively.

NOTE 18.
DISCLOSURE FOR STATEMENTS OF CASH FLOWS

Cash Flow Disclosure
----------------------------------------------------------------------------------------
Year ended December 31
Dollars in millions                                            1995       1994      1993
----------------------------------------------------------------------------------------
Supplemental disclosure of cash paid
  during the period for:
    Interest                                                 $2,995     $2,096    $2,087
    Income taxes, net of refund                                 194        370       454
----------------------------------------------------------------------------------------
Supplemental disclosure of noncash
  investing and financing activities:
    Transfer of loans to foreclosed property
      and repossessed equipment                                  72         86       186
    Reclassification of securities from
      securities held to maturity to
      available for sale                                      5,308          -         -
    Conversion of DCP to common stock                           439          -         -
    Retirement of treasury stock                                347          -         -
    Transfer of assets held for sale or
      accelerated disposition                                 1,725          -         -
    Adjustment to unrealized gain (loss)
      on securities available for sale                          463      (649)       238
----------------------------------------------------------------------------------------
Assets acquired and liabilities assumed in
  business combinations were as follows:
    Assets acquired, net of cash and cash
      equivalents paid                                        8,920        347         -
    Net cash and cash equivalents paid for
      businesses acquired                                   (2,816)       (56)         -
    Liabilities assumed                                       5,715        291         -
    Common stock issued in connection
      with businesses acquired                                  193          -         -
    Treasury stock issued in connection
      with businesses acquired                                  196          -         -
----------------------------------------------------------------------------------------

NOTE 19.

PARENT COMPANY ONLY FINANCIAL STATEMENTS

Statements of Income
----------------------------------------------------------------------------------------
Year ended December 31
Dollars in millions                                            1995       1994      1993
----------------------------------------------------------------------------------------
Dividends from subsidiaries:
   Banking subsidiaries                                        $817       $427      $287
   Other subsidiaries                                           246         37        24
Interest income                                                 153        140       134
Other                                                            67        114        97
----------------------------------------------------------------------------------------
      Total income                                            1,283        718       542
----------------------------------------------------------------------------------------
Interest expense                                                296        215       193
Noninterest expense                                             156         74       195
----------------------------------------------------------------------------------------
      Total expenses                                            452        289       388
----------------------------------------------------------------------------------------
Income before income taxes
  and equity in undistributed
  income of subsidiaries                                        831        429       154
Applicable income taxes (benefit)                              (54)         34      (53)
----------------------------------------------------------------------------------------
Income before equity in
  undistributed income
  of subsidiaries                                               885        395       207
Equity in undistributed income
  of subsidiaries                                             (275)        454       557
----------------------------------------------------------------------------------------
Income before cumulative effect of
  change in method of accounting                                610        849       764
Cumulative effect of change in
  method of accounting                                            -          -        53
----------------------------------------------------------------------------------------
Net income                                                     $610       $849      $817
----------------------------------------------------------------------------------------


Balance Sheet
------------------------------------------------------------------------------
December 31
Dollars in millions                                            1995       1994
------------------------------------------------------------------------------
Assets:
Money market instruments                                       $194       $476
Securities                                                      150        428
Loans receivable from:
   Banking subsidiaries                                         519        116
   Other subsidiaries                                         2,120      1,768
------------------------------------------------------------------------------
                                                              2,639      1,884
Investment in subsidiaries:
   Banking subsidiaries                                       6,597      5,534
   Other subsidiaries                                         1,005      1,065
------------------------------------------------------------------------------
                                                              7,602      6,599
------------------------------------------------------------------------------
Other                                                           404        386
------------------------------------------------------------------------------
Total assets                                                $10,989     $9,773
------------------------------------------------------------------------------
Liabilities:
Short-term borrowings                                          $803     $1,207
Accrued liabilities                                             435        480
Long-term debt                                                3,386      2,615
------------------------------------------------------------------------------
Total liabilities                                             4,624      4,302
------------------------------------------------------------------------------
Stockholders' equity                                          6,365      5,471
------------------------------------------------------------------------------
Total liabilities and
  stockholders' equity                                      $10,989     $9,773
------------------------------------------------------------------------------


Statements of Cash Flows
----------------------------------------------------------------------------------------
Year ended December 31
Dollars in millions                                            1995       1994      1993
----------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                     $610       $849      $817
Adjustments for noncash items:
   Equity in undistributed income of subsidiaries               275      (454)     (557)
   Depreciation and amortization                                 18         16        17
   Net securities gains                                        (29)       (13)      (47)
Increase (decrease) in accrued liabilities, net                (56)         38       102
Other, net                                                     (79)        136      (34)
----------------------------------------------------------------------------------------
   Net cash flow provided by operating activities               739        572       298
----------------------------------------------------------------------------------------
Cash flows from investing activities:
Purchases of securities                                       (205)      (908)     (478)
Proceeds from sales and maturities of securities                543        739       435
Net increase in loans made to affiliates                      (780)       (52)     (278)
Capital contributions to subsidiaries                         (219)      (210)     (258)
Acquisition of minority interest in subsidiary                (158)          -         -
----------------------------------------------------------------------------------------
   Net cash flow used in investing activities                 (819)      (431)     (579)
----------------------------------------------------------------------------------------
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings              (404)        297        61
Proceeds from issuance of long-term debt                      1,014        400       450
Repayments of long-term debt                                  (242)      (317)     (603)
Proceeds from issuance of common stock                          124         70       494
Proceeds from issuance of preferred stock                       125          -         -
Redemption and repurchase of common
  and preferred stock                                         (446)      (375)     (129)
Cash dividends paid                                           (373)      (299)     (194)
----------------------------------------------------------------------------------------
   Net cash flow provided by (used in)
     financing activities                                     (202)      (224)        79
----------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                     (282)       (83)     (202)
----------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                  476        559       761
----------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                       $194       $476      $559
----------------------------------------------------------------------------------------


RATE/VOLUME ANALYSIS (Unaudited)
------------------------------------------------------------------------------------------------------------
                                                      1995 Compared to 1994          1994 Compared to 1993
                                                 Increase (Decrease) Due to(a)   Increase (Decrease) Due to(a)
Dollars in millions                              Volume        Rate        Net    Volume      Rate       Net
------------------------------------------------------------------------------------------------------------
Interest earned on:(b)
   Interest-bearing deposits                        $ 2          $7         $9       $10        $3       $13
   Federal funds sold and securities purchased
     under agreements to resell                      21           3         24        12      (15)       (3)
   Trading account securities                       (3)           2        (1)       (1)         1         -
   Securities available for sale                  (260)          34      (226)       142      (79)        63
   Securities held to maturity                     (63)          28       (35)        44      (27)        17
   Nontaxable securities                            (2)          10          8         8       (1)         7
   Loans and leases(c)                              602         403      1,005        71        84       155
   Mortgages held for resale                         10          15         25      (73)       (5)      (78)
------------------------------------------------------------------------------------------------------------
      Total interest-earning assets                 307         502        809       213      (39)       174
------------------------------------------------------------------------------------------------------------
Interest paid on:
   Deposits:
      Savings                                      (33)         130         97       (6)      (26)      (32)
      Time                                          244         215        459        28         9        37
------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits               211         345        556        22      (17)         5
------------------------------------------------------------------------------------------------------------
   Short-term borrowings                           (47)         221        174        87       151       238
   Long-term debt                                    85          29        114        10       (9)         1
------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities            249         595        844       119       125       244
------------------------------------------------------------------------------------------------------------
Net interest differential                           $58       $(93)      $(35)       $94    $(164)     $(70)
------------------------------------------------------------------------------------------------------------

(a) The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the changes in each.

     (b) A tax-equivalent adjustment has been included in the calculations to reflect this income as if it had been fully taxable. The tax-equivalent adjustment is based upon the applicable federal and state income tax rates. The FTE adjustment included in interest income was $44 million in 1995, $52 million in 1994, and $46 million in 1993.

     (c) Includes fee income of $110 million, $108 million, and $119 million for the years ended December 31, 1995, 1994, and 1993, respectively.


LOAN AND LEASE MATURITY (Unaudited)
----------------------------------------------------------------------------------------
December 31, 1995                              Within 1      1 to 5    After 5
Dollars in millions                              Year         Years      Years     Total
----------------------------------------------------------------------------------------
Commercial and industrial                       $13,684      $5,588     $3,979   $23,251
Residential real estate                           6,723       2,723      2,029    11,475
Consumer                                          6,095       1,902      1,559     9,556
Commercial real estate:
      Construction                                  378         138         90       606
      Interim/permanent                           2,821         852        741     4,414
Lease financing                                   1,234         695        294     2,223
----------------------------------------------------------------------------------------
Total                                           $30,935     $11,898     $8,692   $51,525
----------------------------------------------------------------------------------------

INTEREST SENSITIVITY OF LOANS OVER ONE YEAR (Unaudited)
----------------------------------------------------------------------------------------
December 31, 1995                         Predetermined      Floating
Dollars in millions                      Interest Rates Interest Rates      Total
----------------------------------------------------------------------------------------

1 to 5 years                                     $7,016         $4,882    $11,898
After 5 years                                     8,360            332      8,692
----------------------------------------------------------------------------------------
Total                                           $15,376         $5,214    $20,590
----------------------------------------------------------------------------------------


CONSOLIDATED AVERAGE BALANCES/INTEREST EARNED-PAID/RATES 1991-1995 (Unaudited)

-----------------------------------------------------------------------------------------------------------------------
Year ended December 31                                         1995                                  1994
-----------------------------------------------------------------------------------------------------------------------
                                                           Interest                              Interest
                                                Average     Earned/                  Average      Earned/
Dollars in millions(a)                          Balance     Paid(b)       Rate       Balance     Paid(b)          Rate
-----------------------------------------------------------------------------------------------------------------------
Assets:
Interest-bearing deposits                          $325         $23          7.08%      $292          $14         4.79%
Federal funds sold and securities purchased
  under agreements to resell                        662          39          5.89        296           15         5.07
Trading account securities                           79           4          5.06         99            5         4.95
Securities available for sale                    12,779         797          6.24     16,923        1,023         6.05
Securities held to maturity                       6,954         412          5.92      7,971          447         5.61
Nontaxable securities                               782          59          7.54        816           51         6.25
Loans and leases(c)                              51,043       4,619          9.03     44,102        3,614         8.17
Mortgages held for resale                         1,459         116          7.96      1,322           91         6.90
Foreclosed property and repossessed equipment        97           -          -           166            -         -
-----------------------------------------------------------------------------------------------------------------------
      Total interest-earning assets              74,180       6,069          8.17%    71,987        5,260         7.29%
-----------------------------------------------------------------------------------------------------------------------
Accrued interest receivable                         539           -          -           533            -         -
Reserve for credit losses                       (1,489)           -          -       (1,600)            -         -
Other assets                                      9,497           -          -         8,641            -         -
-----------------------------------------------------------------------------------------------------------------------
Total assets                                    $82,727      $6,069          -       $79,561       $5,260         -
-----------------------------------------------------------------------------------------------------------------------
Liabilities and stockholders' equity:
Deposits:
   Savings                                      $22,987        $592          2.57%   $24,803         $495         2.00%
   Time                                          20,133       1,135          5.64     15,310          676         4.41
-----------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits            43,120       1,727          4.00     40,113        1,171         2.92
-----------------------------------------------------------------------------------------------------------------------
Short-term borrowings                            14,046         800          5.69     15,355          626         4.07
Long-term debt                                    6,581         478          7.26      5,383          364         6.76
-----------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities         63,747       3,005          4.71     60,851        2,161         3.55
-----------------------------------------------------------------------------------------------------------------------
      Net interest spread                                     3,064          3.46%                  3,099         3.74%
-----------------------------------------------------------------------------------------------------------------------
Demand deposits and other noninterest-bearing
  timme deposits                                 10,910           -          -        11,227            -         -
Other liabilities                                 1,525           -          -         1,701            -         -
-----------------------------------------------------------------------------------------------------------------------
      Total liabilities                          76,182       3,005          -        73,779        2,161         -
-----------------------------------------------------------------------------------------------------------------------
Dual convertible preferred stock                      -           -          -             -            -         -
Stockholders' equity and dual convertible
  preferred stock                                 6,545           -          -         5,782            -         -
-----------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity      $82,727      $3,005          -       $79,561       $2,161         -
-----------------------------------------------------------------------------------------------------------------------
Net interest margin                                                          4.12%                                4.30%
-----------------------------------------------------------------------------------------------------------------------

(a) The data in this table is presented on a taxable-equivalent basis. The tax-equivalent adjustment is based upon the applicable federal and state income tax rates.

(b) Includes fee income of $110 million, $108 million, $119 million, $124 million, and $105 million for the years ended December 31, 1995, 1994, 1993, 1992, and 1991, respectively.

(c) Nonperforming loans are included in average balances used to determine rates.


CONSOLIDATED AVERAGE BALANCES/INTEREST EARNED-PAID/RATES 1991-1995 (Unaudited)
-------------------------------------------------------------------------------------------
          1993                           1992                            1991
        Interest                      Interest                         Interest
Average Earned/              Average   Earned/               Average    Earned/
Balance Paid(b)       Rate   Balance   Paid(b)      Rate     Balance    Paid(b)        Rate
-------------------------------------------------------------------------------------------
   $47       $1       2.13%      $74        $3       4.05%      $178    $   10         5.41%
   570       18       3.16     1,195        34       3.16      2,167       123         5.66
   114        5       4.17       113         6       5.31        107         8         7.36
14,140      960       6.79    14,061     1,102       7.84      1,597       121         7.56
 7,056      430       6.09     3,846       286       7.44     11,409     1,009         8.84
   679       44       6.48       454        24       5.29        949        66         6.91
43,283    3,459       7.99    43,029     3,688       8.57     40,986     3,950         9.64
 2,384      169       7.10     1,974       175       8.88      1,447       138         9.51
   211        -       -          513         -       -           468         -         -
-------------------------------------------------------------------------------------------
68,484    5,086       7.43%   65,259     5,318       8.15%    59,308     5,425         9.15%
-------------------------------------------------------------------------------------------
   512        -       -          522         -       -           523         -         -
(1,829)       -       -      (2,063)         -       -       (1,894)         -         -
 8,119        -       -        7,915         -       -         7,162         -         -
-------------------------------------------------------------------------------------------
$75,286  $5,086       -      $71,633    $5,318       -       $65,099    $5,425         -
-------------------------------------------------------------------------------------------
$25,086    $527       2.10%  $23,532      $718       3.05%   $19,195      $926         4.82%
14,680      639       4.35    18,499       981       5.30     21,672     1,488         6.87
-------------------------------------------------------------------------------------------
39,766    1,166       2.93    42,031     1,699       4.04     40,867     2,414         5.91
-------------------------------------------------------------------------------------------
12,807      388       3.03     8,848       306       3.46      6,520       414         6.34
 5,039      363       7.20     4,116       332       8.06      3,947       314         7.96
-------------------------------------------------------------------------------------------
57,612    1,917       3.33    54,995     2,337       4.25     51,334     3,142         6.12
-------------------------------------------------------------------------------------------
          3,169       4.10%              2,981       3.90%               2,283         3.03%
-------------------------------------------------------------------------------------------
10,854        -       -       10,999         -       -         9,198         -         -
 1,509        -       -        1,238         -       -           837         -         -
-------------------------------------------------------------------------------------------
69,975    1,917       -       67,232     2,337       -        61,369     3,142         -
-------------------------------------------------------------------------------------------
     -        -       -          283         -       -           134         -         -
 5,311        -       -        4,118         -       -         3,596         -         -
-------------------------------------------------------------------------------------------
$75,286  $1,917       -      $71,633    $2,337       -       $65,099    $3,142         -
-------------------------------------------------------------------------------------------
                      4.63%                          4.57%                             3.85%
-------------------------------------------------------------------------------------------


QUARTERLY SUMMARIZED FINANCIAL INFORMATION(a) (Unaudited)
------------------------------------------------------------------------------------------------------------------------
By quarter                                        1995                                               1994
Dollars in millions,
except per share data              1         2       3             4      Year         1         2      3      4    Year
------------------------------------------------------------------------------------------------------------------------
Interest income               $1,448    $1,539  $1,540        $1,498    $6,025    $1,239    $1,285 $1,339 $1,345  $5,208
Interest expense                 692       775     777           761     3,005       463       518    580    600   2,161
------------------------------------------------------------------------------------------------------------------------
Net interest income              756       764     763           737     3,020       776       767    759    745   3,047
------------------------------------------------------------------------------------------------------------------------
Provision for credit losses       20        28      27            26       101        25        12     11     17      65
------------------------------------------------------------------------------------------------------------------------
Net interest income after
  provision for credit losses    736       736     736           711     2,919       751       755    748    728   2,982
Securities available for sale
  gains (losses)                   1         4       7            20        32       (1)        19      2   (21)     (1)
Other noninterest income         402       472     441           503     1,818       390       353    378    435   1,556
------------------------------------------------------------------------------------------------------------------------
                               1,139     1,212   1,184         1,234     4,769     1,140     1,127  1,128  1,142   4,537
Noninterest expense              764       797     746         1,428     3,735       797       890    728    730   3,145
------------------------------------------------------------------------------------------------------------------------
Income (loss) before
  income taxes                   375       415     438         (194)     1,034       343       237    400    412   1,392
Applicable income taxes          149       161     170          (56)       424       128       105    148    150     531
------------------------------------------------------------------------------------------------------------------------
Income (loss) before
  minority interest              226       254     268         (138)       610       215       132    252    262     861
Minority interest                  -         -       -             -         -       (2)       (3)    (3)    (4)    (12)
------------------------------------------------------------------------------------------------------------------------
Net income (loss)               $226      $254    $268        $(138)      $610      $213      $129   $249   $258    $849
Earnings (loss) per share      $0.82     $0.91   $0.96       $(1.17)     $1.57     $0.75     $0.46  $0.91  $0.97  $3.09
------------------------------------------------------------------------------------------------------------------------

(a) The quarterly summarized financial information has been restated to reflect the pooling of interests with Shawmut National Corporation.


COMMON STOCK PRICE AND DIVIDEND INFORMATION(a) (Unaudited)

-----------------------------------------------------------------------------------------------------------------
By quarter                                    1995                                       1994
                              1         2      3        4      Year     1        2       3       4           Year
-----------------------------------------------------------------------------------------------------------------
Stock Price
   High                       34 5/8    38 3/8 39 1/8   43      43      38       41 3/8  40 1/2  37 7/8    41 3/8
   Low                        30 7/8    32 1/8  35      38 1/8  30 7/8  31 3/4   34 3/8  34 7/8  29 7/8    29 7/8
-----------------------------------------------------------------------------------------------------------------
Dividends declared           .40       .40     .40      .43     1.63     .30       .35     .35      .40      1.40
Dividends paid               .40       .40     .40      .40     1.60     .30       .30     .35      .35      1.30
-----------------------------------------------------------------------------------------------------------------

(a) Fleet's (FLT) common stock is listed on the New York Stock Exchange (NYSE). The table above sets forth, for the periods indicated, the range of high and low sale prices per share of Fleet's common stock on the composite tape and dividends declared and paid per share.

                                   AFFILIATES

BANKING COMPANIES

FLEET BANK, N.A.                        FLEET BANK
FLEET NATIONAL BANK                     Erland E. Kailbourne
OF CONNECTICUT                          Chairman and CEO
Eileen S. Kraus                         Hermes L. Ames
Chairman                                President
Richard A. Higginbotham                 Peter D. Kiernan Plaza
President and CEO                       Albany, N Y 12207
777 Main Street                         Telephone: (518) 447-4100
Hartford, CT 06115
Telephone: (860) 986-2000               FLEET NATIONAL BANK
                                        Thomas J. Skala
FLEET BANK OF MAINE                     Chairman
M. Anne Szostak                         Dean T. Holt
Chairman                                President and CEO
Paul R. McConnell                       111 Westminster Street
President and CEO                       Providence, RI 02903
2 Portland Square                       Telephone: (401) 278-6000
Portland, ME 04104-5091
Telephone: (207) 874-5000               FLEET BANK, F.S.B.
                                        Luther H. Hodge
FLEET BANK OF                           President
MASSACHUSETTS, N.A.                     2255 Glades Road
FLEET NATIONAL BANK                     Boca Raton, FL 33431
OF MASSACHUSETTS                        Telephone: (407) 989-2241
Leo R. Breitman
Chairman and CEO
John P. Hamill
President
75 State Street
Boston, MA 02109
Telephone: (617) 346-4000

FLEET BANK - NH
Michael C. Whitney
Chairman, President, and CEO
1155 Elm Street
Manchester, NH 03101
Telephone: (603) 647-3700

FINANCIAL SERVICES COMPANIES

AFSA DATA CORP.                         FLEET INVESTMENT ADVISORS
Douglas A. Leafstedt                    Thomas M. O'Neill
Chairman and CEO                        Managing Director and
Steven Snyder                           Chief Investment Officer
President                               75 State Street
2277 East 220th Street                  Boston, MA 02109
Long Beach, CA 90810-1690               Telephone: (617) 346-4000
Telephone: (310) 513-2700
                                        FLEET INVESTMENT SERVICES
FLEET BROKERAGE SECURITIES              Michael J. Rothmeier
Frieda Z. Lewis                         Managing Director
President and CEO                       One Federal Street
67 Wall Street                          Boston, MA 02110
New York, NY 10005                      Telephone: (617) 292-2000
Telephone: (212) 806-2888
                                        FLEET REAL ESTATE CAPITAL
FLEET CAPITAL                           Georgina Macdonald
Peter G. Bland                          President and CEO
Chairman and CEO                        245 Summer Street
Irwin Teich                             Boston, MA 02209-9173
President                               Telephone: (617) 573-5008
200 Glastonbury Boulevard
Glastonbury, CT 06033                   FLEET SECURITIES, INC.
Telephone: (860) 659-3200               Joseph A. Harcum
                                        Chairman and CEO
FLEET CREDIT CORP.                      John P. O'Brien
Ronald H. Chamides                      President
President                               14 Wall Street - 27th Floor
50 Kennedy Plaza                        New York, NY 10005
Providence, RI 02903                    Telephone: (212) 285-0800
Telephone: (401) 278-6000
                                        FLEET SERVICES CORP.
FLEET PRIVATE EQUITY                    David M. Sheppard
(Fleet Equity Partners)                 Chairman and CEO
Robert M. Van Degna                     P.O. Box 366
Chairman and CEO                        Providence, RI 02901
Habib Y. Gorgi                          Telephone: (401) 275-7050
President                               Robert P. Drum
111 Westminster Street                  President
Providence, RI 02903                    Peter D. Kiernan Plaza
Telephone: (401) 278-6770               Albany, NY 12207
                                        Telephone: (518) 447-4100
FLEET MORTGAGE GROUP, INC.
Gerald L. Baker
Chairman and CEO
1333 Main Street
P.O. Box 11988
Columbia, SC 29211
Telephone: (803) 929-7900

                              OFFICERS AND DIRECTORS

OFFICERS

Terrence Murray
President and
Chief Executive Officer

Joel B. Alvord
Chairman

Robert J. Higgins
Vice Chairman

Gunnar S. Overstrom, Jr.
Vice Chairman

H. Jay Sarles
Vice Chairman

Michael R. Zucchini
Vice Chairman

David L. Eyles
Executive Vice President and
Chief Credit Policy Officer

Eugene M. McQuade
Executive Vice President and
Chief Financial Officer

Anne M. Finucane
Senior Vice President

Robert B. Hedges, Jr.
Senior Vice President

William C. Mutterperl
Senior Vice President,
Secretary and General Counsel

Anne M. Slattery
Senior Vice President

M. Anne Szostak
Senior Vice President

Brian T. Moynihan
Managing Director,
Strategic Planning and
Corporate Development


BOARD OF DIRECTORS

Terrence Murray                    John T. Collins                    Thomas D. O'Connor
President and                      Chairman and                       Chairman and
Chief Executive Officer            Chief Executive Officer            Chief Executive Officer
Fleet Financial Group              The Collins Group, Inc.            Mohawk Paper Mills, Inc.
Boston, MA                         Boston, MA, an                     Cohoes, NY, a manufacturer and
                                   acquisition company                distributor of fine printing papers
Joel B. Alvord
Chairman                           Bernard M. Fox                     Michael B. Picotte
Fleet Financial Group              Chairman, President, and           Managing General
Boston, MA                         Chief Executive Officer            Partner and
                                   Northeast Utilities                Chief Executive Officer
William Barnet, III                Hartford, CT, an                   The Picotte Companies
President and                      electric utility company           Albany, NY, investment builders
Chief Executive Officer                                               of commercial office buildings
William Barnet & Son, Inc.         James F. Hardymon
Spartanburg, SC, processing and    Chairman and                       John R. Riedman
trading natural and synthetic      Chief Executive Officer            Chairman
yarns, fibers, and resins          Textron Inc.                       Riedman Corp.
                                   Providence, RI, a                  Rochester, NY, a national
Bradford R. Boss                   multi-industry company             insurance brokerage firm
Chairman
A.T. Cross Company                 Robert M. Kavner                   Lois D. Rice
Lincoln, RI, a manufacturer        Managing Director                  Guest Scholar
and distributor of fine writing    Kavner & Associates                Program in Economic Studies
instruments and leather goods      Beverly Hills, CA,                 Brookings Institution
                                   consultants in the                 Washington, D.C.
Stillman B. Brown                  communications and
President                          media industries                   John S. Scott
Harcott Corporation                                                   Retired Chairman
Hartford, CT, an                   Raymond C. Kennedy                 Richardson-Vicks Inc.
investments firm                   Chairman                           Wilton, CT, a worldwide
                                   Kendell Holdings, Inc.             marketer of consumer products
Paul J. Choquette, Jr.             Hudson, NY, a private venture
President                          capital company investing in       Samuel O. Thier
Gilbane Building Company           small, new companies               President
Providence, RI, a national                                            Massachusetts General Hospital
construction firm                                                     Boston, MA

                                   Robert J. Matura                   Paul R. Tregurtha
                                   Chairman and                       Chairman and
                                   Chief Executive Officer            Chief Executive Officer
                                   Treefort Fellows and               Mormac Marine Group, Inc.
                                   Robert J. Matura Associates        Stamford, CT, a marine
                                   Stamford, CT, consulting           shipping company
                                   firm specializing in international
                                   textiles, apparel, and retailing

                                   Arthur C. Milot
                                   Private Investor
                                   Jamestown, RI

                             STOCKHOLDER INFORMATION
-------------------------------------------------------------------------------

DIVIDEND POLICY

The Board of Directors of Fleet Financial Group considers dividends at least annually. The current annualized dividend rate is $1.72 per common share.

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

DIVIDEND DISBURSING AGENT

Fleet National Bank, Providence, RI

STOCK TRANSFER AGENT AND REGISTRAR

Fleet National Bank
111 Westminster Street
Providence, RI 02903
(800) 538-1516

INDEPENDENT AUDITORS

KPMG Peat Marwick LLP, Boston, Massachusetts

COMMON STOCK DATA

Traded:  New York Stock Exchange (NYSE)
Symbol:  FLT
Stockholders of Record (12/31/95):  65,043
Shares Outstanding (12/31/95):  262,721,926

INFORMATION SERVICE

Fleet welcomes stockholder and public interest in our services and activities. Questions pertaining to material presented in this report and requests for other reports filed with the Securities and Exchange Commission should be directed to:

Roberta Rizzo
Investor Relations
Fleet Financial Group
One Federal Street
Boston, MA 02110-2010
(617) 346-0142

                          [FLEET FINANCIAL GROUP LOGO]

Fleet Financial Group - One Federal Street - Boston, Massachusetts 02110-2010