Form 10-K405, Exhibit 13
period 1996-12-31
FLEET FINANCIAL GROUP INC
filed 1997-03-27
CIK 50341

                                                        Fleet Financial Group
                                                            1996  Annual  Report



                                                            Building on Success

                                     [LOGO]

Selected
        Financial Highlights

Dollars in millions, except per share amounts
Prepared on an FTE basis                 1996      1995       1994       1993       1992
------------------------------------------------------------------------------------------------------------------------------------
For the Year
Interest income                       $ 5,878   $ 6,069    $ 5,260    $ 5,086    $ 5,318
Interest expense                        2,439     3,005      2,161      1,917      2,337
Net interest income                     3,439     3,064      3,099      3,169      2,981
Provision for credit losses               213       101         65        327        728
Securities gains (losses)                  43        32         (1)       295        301
Noninterest income                      2,201     1,855      1,558      1,883      1,897
Noninterest expense                     3,460     3,740      3,160      3,585      3,488
Net income                              1,139       610        849        817        366

Per Common Share
Earnings                               $ 3.95    $ 1.57     $ 3.09     $ 3.03      $1.40
Market value (year-end)                 49.88     40.75      32.38      33.38      32.75
Cash dividends declared                  1.74      1.63       1.40       1.03       0.83
Book value (year-end)                   24.66     22.71      20.68      21.76      17.65

At Year-End
Assets                                $85,518   $84,432    $81,026    $79,250    $76,188
Securities                              8,680    19,331     21,141     24,839     19,936
Loans and leases                       58,844    51,525     46,035     43,713     43,722
Reserve for credit losses               1,488     1,321      1,496      1,669      1,937
Deposits                               67,071    57,122     55,528     49,827     52,729
Short-term borrowings                   3,627    12,569     12,586     16,376     11,446
Long-term debt                          5,114     6,481      5,931      5,217      5,007
Total stockholders' equity              7,415     6,365      5,471      5,965      4,735

Operating Ratios
Return on average common equity         17.43%     9.32%     15.66%     17.11%      9.12%
Return on average assets                 1.37       .74       1.07       1.09        .51
Common dividend payout ratio             42.8      90.4       36.8       24.6       31.5
Net interest margin                      4.81      4.12       4.30       4.63       4.57
Efficiency ratio                         61.3      62.5       63.8       68.8       70.6
Common equity-to-assets (year-end)       7.56      7.07       6.06       6.65       5.15
Average total equity-to-assets           8.45      7.91       7.27       7.05       6.14
                                       =================================================

Dear Stockholder,

I am proud to report that the achievements of 1996 represented a major step toward realizing the potential of the incredibly rich franchise Fleet has built over the past decade. Our goal for 1997 is to build a great company worthy of our market position and with the capabilities to continue the process of wealth creation for you our shareholders, as well as our customers, our communities, and our employees.

      Today, with $85 billion in assets and net income of $1.1 billion, Fleet--currently the 11th largest U.S. bank holding company--is a strong and profitable institution, well-positioned to meet the current and future needs of our customers. And those customers--now six million strong--are among our greatest assets. Our core New England franchise, where Fleet is the undisputed banking leader, includes some of the nation's most attractive markets based on the demographics and financial services needs of their populations.

      We further enhanced the attractive demographic profile of our customer base in May of last year when we entered the New Jersey market through the NatWest acquisition, which also strengthened our Long Island presence. Today, the four largest states where Fleet does business rank as the wealthiest four in the nation. The full seven states where Fleet's banking franchise is located represent 16% of U.S. gross domestic product. In fact, 15% of the U.S. population lives within 20 miles of a Fleet branch, which puts into perspective the significance of Fleet's presence in a very large market.

      To help leverage Fleet's size and fuel continued earnings growth, we made several important investments this year, many of which involved technology initiatives.

      For example, we are currently developing a state-of-the-art customer database, which will allow us to better understand each of our retail and corporate customers. This will enable us to match financial solutions with their specific needs and to offer more choices in how, when, and where they do business with us.

      Our new Fleet Web site, up and running since March 1996--at http://www.fleet.com--allows customers to obtain product information on-line and, if they choose, to complete a personal profile enabling us to recommend specific products and opportunities to them.

      We've launched our PC banking technology with Managing Your Money(R) software, and made other on-line banking investments, including the Integrion partnership to offer interactive banking and electronic commerce services beginning in 1997.

      We enhanced our branch network, currently 1,200 strong, by creating "Cross Border Banking from Fleet," a program that allows customers to walk into a Fleet branch in any of eight states and conduct business exactly as if they were in the Fleet branch in their hometown.

"Our goal for 1997 is to build a great company worthy of our market position."

      In Boston, we opened our first Investor Center. This facility offers our customers a comprehensive array of financial solutions under one roof--a feat only a large institution can provide.

      Our scale also enhances our ability to attract industry talent. In 1996, we continued to do that, augmenting our current management with individuals who possess expertise in such areas as corporate finance and retirement planning. That expertise will enable us to accelerate the development of new products and services, and thereby enhance our financial performance.

      Our accomplishments last year were evident in our solid financial results. In addition to $1.1 billion in net income, our profitability ratios were strong, with return on assets and on common equity of 1.37% and 17.43%, respectively. Reconfiguration of our balance sheet, made possible by the Shawmut and NatWest transactions, enabled us to efficiently leverage our capital and widen our net interest margin. Reflecting the strength of the year's results, the Board of Directors approved a 5% dividend increase, to $.45 per quarter from $.43, as well as a program to repurchase up to 20 million shares of common stock during 1997.

      We are also proud of the solid progress of our continuing diversity initiative. Fleet is committed to building a work environment throughout the company that supports and nurtures a diverse workforce. In that regard, 1996 was a foundation year. Accomplishments to date include the participation of more than 800 employees--among them 90% of Fleet's senior managers--in diversity awareness workshops; ongoing meetings of the Corporate Diversity Council devoted to providing direction, reviewing progress, and discussing issues; and the hiring of a full-time ombudsman. Further reflecting Fleet's strong commitment to employee diversity, all executive management bonuses are now linked to the success of our diversity efforts as well as our business results.

      Notwithstanding our strength and progress, we have a lot of work to do in 1997. Our goal is to grow revenues by doing what we do better than anyone else. Our success will largely depend on how well we know our customers--and help them meet their financial goals by leveraging our product breadth, delivery channel options, and industry expertise. Whether the goal is to save for college, buy a home, plan for retirement, or grow a business, Fleet has the breadth of products to tailor an effective financial solution.

      Communicating all the ways we can serve our customers, to all our customers, is one of our biggest challenges--and growth opportunities. We know that selling one more product to each of our customers--given the size of our current customer base--will have a major positive impact on our financial performance. As the Fleet brand becomes firmly entrenched in our markets, our customers will increasingly turn to Fleet as a trusted provider of financial solutions to real-life problems.

                                                                         [PHOTO]

      While we continue to grow our core businesses, we also will make tough decisions about businesses that do not meet our profitability hurdles. In 1996, we sold Fleet Finance and Fleet Real Estate Capital. We recently announced our intention to divest our Option One Mortgage Corporation, indirect auto lending, and corporate trust business units. We also modified the business strategies of our credit card and mortgage origination businesses to enhance their performance.

      The consolidation of the banking industry will undoubtedly continue, but for Fleet, the consolidation and integration process in our core New England region is now substantially behind us. In 1997 and beyond, we plan to devote unprecedented attention to building value-added relationships with our consumer, small-business, and corporate customers, earning their trust and winning their business by anticipating, meeting, and exceeding their need for financial products and services.

      At the end of 1996, Joel Alvord retired as chairman of Fleet Financial Group. Joel joined Fleet following the Shawmut merger and did a terrific job in helping us integrate the two companies. Joel is an astute banker who has been in the industry for more than 34 years. I want to express my sincerest thanks to him for his leadership and contributions. Fortunately, Joel is not leaving Fleet completely. He will continue to serve on the Board of Directors and will chair the Executive Committee. We look forward to continuing to tap into his insight and expertise.

      I also want to thank Fleet's employees, whose skill, hard work, and dedication have enabled Fleet to make significant progress in building our franchise and achieving our business goals. In 1997, we will continue to depend on these outstanding people to meet the financial needs of our customers.

      Finally, I want to thank our shareholders, directors, customers, and communities, whose loyal support contributes immeasurably to Fleet's ongoing success.


/s/ Terrence Murray

Terrence Murray
Chairman, President, and
Chief Executive Officer

                                     [PHOTO]

--------------------------------------------------------------------------------
RON MITTENDORF        ANNE SLATTERY      FILOMENA               PAUL DELFINO
Consumer Lending      Director of        SOYSTER                Branch Banking
Division Manager      Retail Banking     Business Banking       Division Manager
                                         Division Manager
--------------------------------------------------------------------------------

"We're using technology and our extensive multistate branch network to bring together Fleet's retail and small-business strengths to focus on customer needs. This is the foundation for future growth."

Retail
 Banking

Fleet has 1,200 retail branches from Maine to New Jersey. In each community it serves, the Fleet branch is a welcome sign and a local hub for a vast array of products and services meeting the financial services needs of our millions of individual and small-business customers.

      Our customer base is a demographically diverse group, with equally diverse business goals. They come to us on their terms--whether it be through the phone center, on the Internet or home PC, at an ATM, or in the branch. Customers are attracted to Fleet because we know who they are, what they want, and how they want to bank.

      We've redefined the role and revenue potential of our branches. Each branch is a sales outlet to cross-sell total financial solutions, including mortgages, debit and credit cards, mutual funds, brokerage services, insurance, annuities, retirement savings, and loans. Cross Border Banking, which allows customers to walk into any Fleet branch and conduct business as if they were in a branch in their home state, has created even greater access and convenience for our customers.

Bringing Technological Sophistication to Small Businesses Small business is the fastest-growing segment of the U.S. economy. Small businesses require a full-service financial partner that understands their needs and provides the tools to help them grow. Designated by the U.S. Small Business Administration
(SBA) as the nation's first financial institution to receive Regional Preferred Lender status, Fleet offers a significant breadth of small-business services. These services include daily Fleet AM Fax(R) business updates, cash management and payroll services, automated tax payment, investment and 401(k) services, SBA and other guaranteed loans, Easy Business Credit, and tailored financing for larger loan needs.

      Technology brings Fleet's dedicated small-business resources together in a way that generates value for the customer. One example is our RADAR (Rules-based Application to Detect and Access Risk) system, which now monitors almost 40,000 commercial loan accounts each day, identifying and prioritizing loans that need attention and providing daily management reporting. RADAR not only improves our asset quality and risk-management techniques, but builds a customer behavior database that supports automated loan renewals and preapproved credit offers--a key capability to growing and expanding our business.

      Through the effective application of technology, our unwavering focus on our customers, and the largest multistate branch and ATM network in the Northeast, we're committed to growing all our retail banking relationships.

                                    [PHOTO]

The Fleet Investor Center in Boston offers a broad array of financial solutions under one roof to individuals and small businesses.


                                                                              5

--------------------------------------------------------------------------------
                                             Continually building customer value

                                    [PHOTO]

--------------------------------------------------------------------------------
          BOB            Director of
          HEDGES         Direct Financial
                         Services
--------------------------------------------------------------------------------

"Technology is a means of strengthening and deepening the one-on-one relationships we have with each of our customers."

New
 Technologies

Through the application of technology, driven by the needs of our customers, we have redefined the nature and accessibility of banking with Fleet. Technology, in and of itself, is ineffective unless it addresses the priorities of our customers and is integrated into the overall growth strategy of the company. Our investment in leading edge technology has and will continue to play an important role in our leadership position in the marketplace. It also determines the quality of the relationships we have with our individual, small-business, and corporate customers. Superior information, and the tools to employ it, are enabling us to transform our customer relationships from transaction-oriented encounters to broader, more profitable long-term relationships.

The Customer Impact of Technology Fleet is developing data warehouse and telesales capabilities to bring us closer to our customers and give us a clearer picture of who they are and what they need. Using this information we can develop targeted financial solutions that are tailored specifically for unique individual needs.

      We've taken major strides in creating multiple distribution channels to provide more convenient access to Fleet. We are responding more quickly to our customers in whatever way they find most comfortable.

      As a recognized leader in the application of banking technology, Fleet was on the ground floor of bringing powerful new banking products and emerging technology to our customers with the introduction of PC banking services and Internet capabilities. Consumers now have the convenience of PC and Internet banking services with access to Fleet 24 hours a day, seven days a week. Through a direct on-line link, consumers can request on-line information about specific Fleet products and services of interest to them as well as manage their personal and business finances, check and transfer balances, pay bills, manage and plan their budgets and investments, and plan and prepare taxes. In addition, they can comfortably obtain information and support regarding mortgages, student loans, and refinancing options.

      As the pace of our customers' busy lives at home and work continues to accelerate, Fleet will keep pace, responding quickly and efficiently to their evolving financial needs. Through technology we are now delivering convenience in a way that no bank could just a few years ago.

                                     [PHOTO]

Fleet is processing 30% of all its loan applications over the phone...the equivalent of 285 branches.

--------------------------------------------------------------------------------
                                                          Reaching our customers

                                    [PHOTO]

--------------------------------------------------------------------------------
          TIM            Managing Director,
          CONWAY         Corporate Finance
--------------------------------------------------------------------------------

"Fleet's new corporate finance capabilities allow us to provide innovative financial solutions and enhance our position as the preferred business bank."

Corporate
  Finance

Delivering corporate finance product capabilities to our business customers is a logical step in the evolution of our full-service, relationship banking strategy. By providing a broad range of financial advisory and capital markets solutions to our corporate customers, Fleet is able to help business managers and owners craft financial solutions that support their business objectives and create value for their shareholders. With the resources of Fleet Financial Group and the experience of our professional staff, Fleet corporate finance delivers the capabilities of a major investment bank with the thoughtful and personal approach of a true financial advisor.

Strategic Staffing With big prizes at stake, and stiff competition to win them, we didn't try to build our corporate banking capability from scratch. Instead, we hired a widely respected team of financial professionals with strong records of achievement. The ability to operate in a collaborative environment was another critical attribute in order to fully leverage Fleet's existing customer base, which already includes more than 17,000 corporate relationships. Since its formation in March 1996, the corporate finance group's responsiveness and innovative thinking has already generated high-visibility successes.

Tangible Results We leveraged our 10-year, multiproduct relationship with manufacturer Columbus McKinnon by helping it move quickly to exploit a strategic business opportunity, raising $325 million to finance its 1996 acquisition of Yale International.

      The corporate finance unit also participated in a very important transaction in the life of PSC, Inc., a manufacturer of laser bar-code reading devices and long-time Fleet prospect. PSC had the opportunity to become the leading producer of bar-code scanners by acquiring a competitor that would double its size. Fleet quickly delivered an integrated financial solution, tapping the bank market for $100 million and raising an additional $30 million in a subordinated private placement. PSC clinched the deal, and Fleet acquired a new customer.

Aggressive Attitude We've developed strong product capabilities, including bank loan syndications, private placements, asset securitization, mergers and acquisitions, and financial advisory services. These product capabilities provide access to large, rapidly growing capital markets and Fleet is pursuing them aggressively as a means of making additional sources of capital available to our customers. We are now actively structuring underwriting and executing these corporate financings, significantly enhancing our position in the markets. The combination of our extensive corporate relationship base and our newly created corporate finance product capabilities produced outstanding results in 1996 and represents exciting growth prospects for 1997 and beyond.

                                    [PHOTO]

Fleet's new corporate finance unit now offers products to our customers with extensive access to the capital markets.

--------------------------------------------------------------------------------
                                                          Creating new solutions

                                    [PHOTO]

--------------------------------------------------------------------------------
TOM O'NEILL                   MIKE NOBLE                   GARY ANDERSON
CEO and President,            Managing Director,           Managing Director,
Fleet Investment Advisors,    Fleet Investment Services    Retirement Plan Sales
Managing Director and                                      and Services
Chief Investment Officer
--------------------------------------------------------------------------------

"Fleet's continued success as a provider of total investment management services derives from some of the best talent in the industry and our significant investment in trading technology and asset management techniques."

Investment
      Services

With $48 billion under management, including nearly $10 billion in mutual fund assets, Fleet is a leading provider of investment management services for individuals, corporations, government agencies, not-for-profit organizations, and endowments nationwide. The strength of this business is clearly evident in our ranking among the 30 largest U.S. investment managers as measured by assets.

      In 1996, we embarked on a variety of strategies to enhance our capabilities in this increasingly complex and highly competitive business. We invested in technology, tripled our equity research staff, and enticed some of the industry's most prominent fixed-income professionals to join our team. Additionally, we have placed new emphasis on our management of assets and trust services for not-for-profit institutions across the Fleet franchise.

Retail Investments One of the highlights of Fleet's investment management business in 1996 was the increase in Galaxy Mutual Fund assets. This growth can be traced to the strong performance of many of the company's equity funds as well as Fleet's distribution power. In fact, equity fund assets of our Galaxy family increased by 36.5% last year. Further growth is expected as Fleet's retail banking customers begin to understand the value of not only our banking expertise, but that of our investment management services. Fleet Brokerage Securities, which offers discount brokerage services to more than 300,000 customers nationwide and ranks as one of the largest bank-owned discount brokerage units with 1996 revenues of $45 million, is already realizing the benefits of leveraging Fleet's retail customers.

Private Banking and Trust Services In addition to strengthening our research and investment capabilities, we have continued to expand and improve the array of reasonably priced products and services we make available to our affluent customers. During 1996, we upgraded the resources available to our staff of sales and service personnel and strategically positioned them in key markets. Fleet has become the preeminent provider of private banking and trust services in our franchise area.

Retirement Plan Services We're beginning to leverage Fleet's leadership position in large corporate, middle-market, and small-business banking by providing an innovative product for defined benefit and defined contribution plan services. The introduction of a comprehensive retirement 401(k) program for small businesses is just one of the ways we are using Fleet's position as the nation's sixth largest small-business lender as a means of growing our investment services business.

                                    [PHOTO]

Fleet installed a state-of-the-art trading room, complete with the latest in technology and portfolio management tools. This investment has enabled us to capitalize on the rapid changes in today's global and domestic securities markets.

--------------------------------------------------------------------------------
                                                            Expanding on success

                                    [PHOTO]

--------------------------------------------------------------------------------
          ANNE           Director
          FINUCANE       Corporate Marketing
                         and Communications
--------------------------------------------------------------------------------

"Fleet is positioned as a total financial solutions company with relevant, customized products and services, multiple delivery channels, and a corporate culture focused on success for our customers, our employees, and our shareholders."

Marketing/
  Communications

Given the enormous changes that have taken place in our industry and within the Fleet organization, it is more important than ever that we firmly establish and communicate the Fleet brand in all our markets. Our intent is not to impose upon the marketplace a slogan about who we are. Rather, our approach is more strategic--to focus on our customers and to position ourselves as a complete financial solutions company--adding value for our existing customers and attracting new ones by offering meaningful products and services through more channels of delivery than anyone else.

Understanding the Customer To maximize our relationships with our customers, we developed comprehensive customer segmentation and market research programs in 1996. This marketing investment has enabled us to define customer similarities, understand their differences, and recognize product and service opportunities. Our ability to deliver meaningful options and solutions to our customers ultimately determines our value to them. We have focused our marketing efforts on communicating that value throughout our corporation and with each of our businesses, with an aggressive mass marketing advertising program, highly effective targeted direct marketing, and comprehensive community relations and employee communication programs.

The Right Message We have defined our areas of opportunity by matching the needs of our customers to both the attributes and services of the Fleet organization and we have set the course for 1997. We will communicate the Fleet brand value, throughout our franchise, with an integrated campaign that combines advertising, direct marketing, public relations, and employee communication. It will focus on our understanding of customer needs and Fleet's unique ability to provide relevant financial solutions today. We are also focused on helping to create meaningful community solutions through supporting the grassroots efforts of community organizations. One such program, Fleet Youth All-Stars, launched in 1996, inspired more than 5,000 young people throughout our franchise to volunteer their time to community service.

Generating Results The return on our investment in research and strong marketing approaches can already be felt. Customer favorability and satisfaction are strong, our customer retention levels have outpaced industry averages, and our products and services provide solutions to our customers' financial concerns.

                                    [PHOTO]

Fleet Youth All-Stars inspired more than 5,000 young people throughout the Northeast to volunteer their time to meaningful community service.

--------------------------------------------------------------------------------
                                                              Defining our brand

                                    [PHOTO]

--------------------------------------------------------------------------------
          MIKE           Managing Director,
          CURRAN         Global Services
                         Division
--------------------------------------------------------------------------------

"With each acquisition, we were able to integrate the best of theirs with the best of ours resulting in the new whole being greater, both quantitatively and qualitatively, than the sum of its parts."

Best
  Practices

Bank mergers and acquisitions add shareholder value in various ways, including cost savings, geographic expansion, efficiencies of scale, and business synergies. Fleet has realized all of these benefits during its acquisition history. Business synergies, extracting the "best of the best," are particularly satisfying. The acquired institution adds future revenue generation opportunities and the business complement strengthens the product and services offering more efficiently than building the expertise from scratch.

      Our goal during the Shawmut and NatWest integrations has been to ensure that the new Fleet represents the best of the best from each franchise. This has meant offering our customers the best products and services and retaining the most talented employees who will help Fleet grow its businesses, resulting in revenue opportunities for the new Fleet that are significantly greater than the potential of any of the predecessor banks as independent entities.

Leveraging Technology and Scale Leveraging Fleet's technology is key to our growth. Image-enabled technology is revolutionizing the cash management process and is rapidly becoming the industry standard by which bank services are measured going forward. In 1996, we reengineered highly sophisticated document-imaging technology, previously developed by Shawmut for its larger corporate clients, and migrated it into Fleet's mainstream collection and disbursement products. Doing so significantly benefited Fleet's large middle-market franchise and transformed emerging technology for a limited market into broad-based revenue-generating products with tremendous growth potential.

      The acquisition of NatWest had an immediate positive impact on the global services division's international offerings, adding a state-of-the-art operational facility that provides a full array of international and domestic funds transfer capabilities. Fleet's small-business customers also benefited from the Shawmut transaction with daily access to their latest account information via fax through Fleet AM Fax(R), a product originally offered by Shawmut.

      Our continued efforts in identifying the best of the best in products and services have positioned Fleet as an industrywide leader, in several businesses. Global services and business banking are just two examples where Fleet has turned best practice studies into practical comprehensive solutions for our customers.

                                    [PHOTO]

Shawmut's sophisticated document-imaging software enhanced Fleet's broad-based cash management product set, which is offering Fleet customers the technology to expedite treasury decisions.

--------------------------------------------------------------------------------
                                                       Managing new capabilities

                                    [PHOTO]

--------------------------------------------------------------------------------
          AGNES          Director,
          BUNDY          Corporate Community
                         Development
--------------------------------------------------------------------------------

"The small-business owners we serve not only provide jobs and strengthen communities, they represent tomorrow's mainstream banking customers."

Community
   Development

Meeting the Needs of Our Communities Fleet is committed to the economic development of communities throughout the Northeast. As a result, we made one of the banking industry's largest investments in community development. Fleet promotes greater access to credit for businesses and consumers in low- and moderate-income neighborhoods and communities through our $8.5-billion INCITY outreach initiative. Our priority is to create opportunities for consumers and women- and minority-owned small businesses who have been underserved by traditional banks. Their success is the engine of growth that will carry our communities into the next century. In addition, Fleet's affordable housing programs are making homeownership a reality for individuals and families in need. Overall, our innovations in risk management enable us to be more responsive to both our customers and the marketplace.

      We made great progress in our INCITY initiative to date, providing $5.6 billion in consumer, small-business, and residential mortgage loans. We also expanded our commitment by $500 million to support communities in New Jersey and downstate New York, and met with more than 100 community-based organizations to ensure that our involvement best meets their needs and the needs of the community.

Building Partnerships In addition to lending, the community development unit initiates many other programs to fuel economic revitalization. We work closely with local community-based organizations to provide technical assistance and counseling to individuals seeking to open their own businesses, to own their own home, or to obtain an education.

      In 1996, more than 700 people, primarily women, attended "Women & Money," a four-part seminar series that Fleet cosponsored to empower women with information about starting their own small businesses, managing personal finances, and saving for retirement. As a result of these seminars, we not only generated goodwill, but we also received more than 250 inquiries about small-business loans.

      The Fleet Community Development Corporation invested in young people who will be in a position to give back to their communities as future leaders of business. In partnership with the National Foundation for Teaching Entrepreneurship, we provided at-risk youth from urban areas with the basics of entrepreneurship and the concepts of self-esteem and self-sufficiency in a free-market society.

      Fleet's active involvement in community development is not a matter of regulated policy. It makes sense from a business perspective and as a member of the very communities we support.

                                    [PHOTO]

INCITY has promoted progress through partnerships within our banking franchise.

--------------------------------------------------------------------------------
                                                            Building new bridges

Financial
   Table of Contents

19   Management's Discussion and Analysis

40   Management's Report on Financial Statements

41   Report of Independent Auditors

     Consolidated Financial Statements

42   Consolidated Statements of Income

43   Consolidated Balance Sheets

44   Consolidated Statements of Changes in Stockholders' Equity

45   Consolidated Statements of Cash Flows

46   Notes to Consolidated Financial Statements

     Supplemental Financial Information

67   Rate/Volume Analysis

67   Quarterly Summarized Financial Information

68   Consolidated Average Balances/Interest Earned-Paid/Rates 1992-1996

68   Common Stock Price and Dividend Information

69   Loan and Lease Maturity

69   Interest Sensitivity of Loans Over One Year

Management's Discussion
                    and Analysis

OVERVIEW

Fleet Financial Group (Fleet, FFG or corporation) reported net income for 1996 of $1.14 billion, or $3.95 per share, compared to the $610 million, or $1.57 per share, reported in 1995. Return on assets (ROA) and return on equity (ROE) improved during 1996 and were 1.37% and 17.43%, respectively, compared to .74% and 9.32%, respectively, for 1995. Excluding the impact of special charges, 1995 earnings and earnings per share were $1.04 billion and $3.77, respectively. Return on assets and return on equity were 1.26% and 16.29%, respectively, in 1995, excluding these special charges.

 [The following table was represented as a line chart in the printed material.]

Earnings Per Share
(excluding special charges in 1995)

1993      1994      1995      1996
----      ----      ----      ----
$3.03     $3.09     $3.77     $3.95

Growth in both net income and earnings per share during 1996 primarily reflects the impact of the corporation's acquisition on May 1, 1996, of NatWest Bank, N.A. (NatWest), as well as cost reductions related to the 1995 merger with Shawmut National Corporation (Shawmut Merger) that occurred on November 30, 1995.

      Net interest income on a fully taxable equivalent (FTE) basis totaled $3.4 billion for 1996 and $3.1 billion for 1995. The net interest margin for 1996 was 4.81% compared to 4.12% in 1995. The increase of 69 basis points was due principally to the balance sheet restructuring undertaken in connection with the NatWest acquisition, which allowed the corporation to replace lower-yielding securities and higher-cost sources of funds with a more favorable mix of loans and core deposits, as well as various programs to sell lower-margin assets and pay down higher-cost funding.

      The provision for credit losses was $213 million in 1996 compared to $101 million in 1995, with the increase due to a higher level of net charge-offs during 1996, primarily as a result of the addition of NatWest.

      Noninterest income increased $346 million to $2.2 billion in 1996. The increase was due primarily to the NatWest acquisition, which contributed $200 million of noninterest income. Noninterest income was also positively impacted by increases of 10% or more in several business segments, including mortgage banking revenue, venture capital revenue, brokerage fees and commissions, student loan servicing fees and investment services revenue.

      Noninterest expense totaled $3.46 billion for 1996, compared to $3.07 billion in 1995, which excludes the $665 million of special charges previously mentioned. The increase is primarily attributable to the acquisition of NatWest, offset by cost reductions related to the Shawmut Merger. Excluding NatWest, operating noninterest expense (defined as total noninterest expense, less mortgage servicing rights and intangible asset amortization) declined $133 million.

      Total loans and leases at December 31, 1996, were $58.8 billion, compared to $51.5 billion at December 31, 1995. The increase is attributable to the acquisition of NatWest, which provided $13 billion of loans, partially offset by $1.8 billion of loan divestitures related to the Shawmut Merger and the securitization of $2 billion of residential real estate loans during 1996 for liquidity purposes.

      Total deposits increased $10 billion to $67.1 billion at December 31, 1996. The increase was due primarily to the acquisition of NatWest, which provided $18 billion of deposits, partially offset by the reduction of higher-cost wholesale time deposits related to a balance sheet restructuring program and the regulatory required divestitures of $2.4 billion of deposits as a result of the Shawmut Merger.

      On January 15, 1997, the corporation announced its intention to sell three business units: Option One Mortgage Corporation (Option One); our indirect auto lending operation; and our corporate trust business. The corporation does not expect the disposition of these business units to have a material impact on its operating results. Also, on January 15, 1997, the Board of Directors approved the repurchase of up to 20 million shares of common stock during the subsequent 12 months.

INCOME STATEMENT ANALYSIS

Net Interest Income

Year ended December 31
FTE basis
Dollars in millions                              1996         1995         1994
--------------------------------------------------------------------------------
Interest income                                 $5,842       $6,025       $5,208
Tax-equivalent adjustment                           36           44           52
Interest expense                                 2,439        3,005        2,161
--------------------------------------------------------------------------------
Net interest income                             $3,439       $3,064       $3,099
                                                ================================

Net interest income on an FTE basis totaled $3.4 billion for the year ended December 31, 1996, compared to $3.1 billion for 1995. The $375 million increase was principally the result of the NatWest acquisition, offset in part by a balance sheet restructuring program and divestitures of $2.4 billion in deposits and $1.8 billion in loans as a result of the Shawmut Merger. In anticipation of the NatWest acquisition, Fleet underwent a major balance sheet restructuring during early 1996. Fleet sold lower-yielding securities and used the proceeds to pay down short-term borrowings. Following the balance sheet restructuring program, these securities and borrowings were replaced with higher-yielding earning assets, principally loans, and lower-cost sources of funds, principally deposits, from NatWest.

Net Interest Margin and
Interest-Rate Spread

Year ended December 31                    1996                  1995
---------------------------------------------------------------------------
FTE basis                           Average               Average
Dollars in millions                 Balance     Rate      Balance     Rate
---------------------------------------------------------------------------
Securities                          $11,425     6.45%     $20,594     6.18%
Loans and leases                     56,074     8.61       51,043     9.03
Mortgages held for resale             1,878     7.87        1,459     7.96
Other                                 2,120     7.75        1,084     5.74
---------------------------------------------------------------------------
Total interest-earning
  assets                             71,497     8.22       74,180     8.17
---------------------------------------------------------------------------
Deposits                             47,334     3.70       43,120     4.00
Short-term borrowings                 5,844     5.05       14,046     5.69
Long-term debt                        5,486     7.10        6,581     7.26
---------------------------------------------------------------------------
Total interest-bearing
  liabilities                        58,664     4.16       63,747     4.71
---------------------------------------------------------------------------
Interest-rate spread                            4.06                  3.46
Interest-free sources
  of funds                           12,833                10,433
---------------------------------------------------------------------------
Total sources of funds              $71,497     3.41%     $74,180     4.05%
---------------------------------------------------------------------------
Net interest margin                             4.81%                 4.12%
                                    =======================================

Net interest margin is a measurement of how efficiently the corporation manages the difference between the yield on earning assets and the rate paid on funds used to support those assets, as well as the overall mix of interest-earning assets and interest-bearing liabilities.

      Net interest margin is affected by several factors including fluctuations in the overall interest-rate environment, funding strategies of the corporation, the mix of interest-earning assets, interest-bearing liabilities and noninterest-bearing liabilities, as well as interest-rate derivatives that are used to manage interest-rate risk.

      The net interest margin for 1996 increased 69 basis points to 4.81% from 4.12% in 1995. The increase in net interest margin is primarily attributable to a more favorable mix of interest-earning assets and interest-bearing liabilities as a result of the $9.2 billion decrease in lower-yielding average securities, coupled with the $8.2 billion decrease in higher-cost average short-term borrowings. The securities and short-term borrowings were replaced by more favorable yielding loans and lower-cost core deposits acquired from NatWest. The corporation expects that under the current interest-rate environment the net interest margin will increase modestly during 1997, due to a full year's impact of the NatWest acquisition.

 [The following table was represented as a pie graph in the printed material.]

Average Earning Asset Mix

                         1996           1995
                         ----           ----
Securities               16.0%          27.8%
Loans and Leases         78.4%          68.8%
Other                     5.6%           3.4%

      Average securities decreased from $20.6 billion, or 28% of average interest-earning assets, in 1995 to $11.4 billion, or 16% of average interest-earning assets, in 1996 resulting from the corporation's balance sheet restructuring program.

      Average loans and leases increased $5.1 billion to $56.1 billion in 1996, from $51.0 billion in 1995, due primarily to the NatWest acquisition. Offsetting this growth were the divestiture of $1.5 billion of average loans relating to the Shawmut Merger, the securitization on average of $1.3 billion of residential real estate loans during 1996, as well as the reclassification of $1.7 billion, primarily loans at Fleet Finance, to assets held for sale or accelerated disposition during the fourth quarter of 1995. The decrease in the yield on loans and leases from 9.03% in 1995 to 8.61% in 1996 corresponds to the decline in the average prime rate from 1995 to 1996.

      Average interest-bearing deposits increased $4.2 billion in 1996 due to the NatWest acquisition, which contributed $13 billion in interest-bearing deposits. This increase was partially offset by several factors including the divestiture of $2.1 billion on average of deposits in connection with the Shawmut Merger and proceeds generated from securities sold as part of the balance sheet restructuring program, which were used to reduce higher-cost wholesale time deposits. The interest rate paid on average deposits decreased to 3.70% in 1996 from 4.00% in 1995. The decrease in cost of deposits reflects the NatWest acquisition, which increased the level of lower-cost core deposits, as well as an overall decline in interest rates in 1996 when compared to 1995.

      The $8.2 billion decrease in average short-term borrowings is attributable to the use of proceeds from the sales of securities to pay down short-term borrowings and the acquisition of NatWest, which enabled the corporation to replace higher-cost short-term borrowings with lower-cost core deposits.

      The contribution to the net interest margin from interest-free sources of funds during 1996 was 75 basis points, compared to 66 basis points in 1995. This increase is due primarily to the demand deposits acquired from NatWest, which resulted in a higher percentage of interest-free sources of funds as a percentage of total sources of funds.

Noninterest Income

Year ended December 31
Dollars in millions                             1996         1995          1994
--------------------------------------------------------------------------------
Services charges, fees
  and commissions                             $  592       $  486       $   441
Mortgage banking revenue                         560          511           391
Investment services revenue                      372          322           294
Venture capital revenue                          106           36             6
Student loan servicing fees                       98           72            54
Securities gains (losses)                         43           32            (1)
Gain from branch divestitures                     92           --            --
Other noninterest income                         338          396           373
--------------------------------------------------------------------------------
Total noninterest income                      $2,201       $1,855       $ 1,558
                                              =================================

Noninterest income totaled $2.20 billion for 1996, up 19% when compared to $1.85 billion for 1995. The increase of $346 million over the prior year was due primarily to the NatWest acquisition, which contributed $200 million of noninterest income.

      As a result of intensified competition and changing customer needs in the banking industry, Fleet has made strategic decisions directed at future revenue producing activities. Throughout the past several years, the corporation has developed new products and service lines and broadened existing products and service lines to provide additional revenue streams. These product lines include mutual funds and annuity products, venture capital, direct banking and corporate finance and were developed to complement Fleet's traditional banking products and services. These new and broadened lines were reflected in the 8% increase, excluding the impact of NatWest, in noninterest income for 1996 versus 1995.

      Additionally, the initiatives mentioned above contributed to increases in mortgage banking revenue, venture capital revenue, student loan servicing fees and investment services revenue. Further, the corporation realized $92 million (pretax) of branch divestiture gains associated with the Shawmut Merger.

      Service charges, fees and commissions totaled $592 million in 1996 compared to $486 million in 1995, an increase of 22%. Included in service charges, fees and commissions are service charges on deposits, letter of credit fees, electronic banking and network fees, safe deposit income and other fees. The increase is principally a result of the NatWest acquisition, which accounted for $130 million of the increase. Excluding NatWest, service charges on deposits decreased $13 million due primarily to the aforementioned branch divestitures.

Mortgage Banking Revenue

Year ended December 31
Dollars in millions                                   1996       1995       1994
--------------------------------------------------------------------------------
Net loan servicing revenue                            $395       $342       $285
Mortgage production revenue                            132         98         31
Gains on sales of mortgage servicing                    33         71         75
--------------------------------------------------------------------------------
Total mortgage banking revenue                        $560       $511       $391
                                                      ==========================

Mortgage banking revenue of $560 million in 1996 increased $49 million, or 10%, over the $511 million recorded in 1995. The increase in mortgage banking revenue is largely due to higher net loan servicing revenue, which increased 15% from $342 million in 1995 to $395 million in 1996 as a result of an increase in the corporation's loan servicing portfolio from $116 billion at December 31, 1995, to $122 billion at December 31, 1996.

  [The following table was represented as a bar graph in the printed material.]

Mortgage Servicing Portfolio
(dollars in billions)

1992      1993      1994      1995      1996
----      ----      ----      ----      ----
$63       $77       $89       $116      $122

The increase in the mortgage servicing portfolio was due to $22 billion of originations of mortgage loans by Fleet Mortgage Group (FMG) and correspondent lenders, as well as $5 billion of servicing obtained in the NatWest acquisition, partially offset by principal pay-downs and sales of servicing. The corporation's strategy is to continue to grow the servicing portfolio in order to benefit from economies of scale and consolidations taking place in the mortgage servicing industry. Additionally, mortgage production revenue increased 35% from $98 million in 1995 to $132 million in 1996. Such revenue includes income derived from the loan origination process and gains on sales of mortgage originations, both of which have been positively impacted by a more favorable interest-rate environment. Option One contributed $53 million of mortgage banking revenue in 1996, the majority of which was mortgage production revenue. Additionally, the corporation sold mortgage servicing rights (MSRs) of approximately $5 billion and $7 billion in 1996 and 1995, respectively, resulting in pretax gains of $33 million and $71 million, respectively. The corporation's decision to sell mortgage servicing rights depends on a variety of factors, including the available markets and current market prices for such servicing rights and the working capital requirements of FMG. The likelihood or profitability of any such sales in the future cannot be predicted.

Investment Services Revenue

Year ended December 31
Dollars in millions                                   1996       1995       1994
--------------------------------------------------------------------------------
Personal financial services                           $181       $175       $160
Retirement plan services                                59         52         47
Retail investments                                      46         17         16
Not-for-profit institutional services                   41         33         30
Corporate trust                                         35         33         30
Investment management                                   10         12         11
--------------------------------------------------------------------------------
Total investment services revenue                     $372       $322       $294
                                                      ==========================

Investment services revenue increased 16% in 1996 to $372 million. The increase was due to continued strong sales of mutual funds and annuity products and an increase in the overall value of assets under management and administration due to growth aided by a strong equity market. Assets under management increased from $43 billion at December 31, 1995 to $48 billion at December 31, 1996. As previously mentioned, the corporation has announced its intention to sell most of its corporate trust business, such business generated $20-$25 million of revenue in 1996.

      Venture capital revenue increased $70 million to $106 million in 1996, as Fleet Private Equity, the corporation's venture capital business, continued to experience increases in the value of its equity capital investments. At December 31, 1996, the value of such investments totaled $259 million. The corporation's ability to continue to experience increases in the value of these investments depends on a variety of factors, including the state of the economy and equity markets. The strong performance of the equity markets in 1995 and 1996 may not be indicative of 1997's performance; therefore, the likelihood of such gains in the future cannot be predicted.

      The $26 million increase in student loan servicing fees in 1996 is attributable to increased levels of servicing and originations as well as the extension of the corporation's direct loan servicing contracts with the government at AFSA Data Corp. (AFSA), the corporation's student loan servicing business. AFSA services 4.5 million accounts nationwide and is the largest third-party student loan servicer in the United States, with $23 billion in loans serviced.

      As a condition to the regulatory approval of the Shawmut Merger, the corporation divested certain branches, loans and deposits and realized $92 million (pretax) of gains from these divestitures during 1996.

      Other noninterest income decreased $58 million to $338 million in 1996, due principally to gains that were recognized in 1995 attributable to interest-rate contracts used in managing prepayment risk associated with the corporation's mortgage servicing portfolio that offset increased mortgage servicing rights amortization due to a declining interest-rate environment.

Noninterest Expense

Year ended December 31
Dollars in millions                                 1996        1995        1994
--------------------------------------------------------------------------------
Employee compensation and benefits                $1,607      $1,448      $1,428
Occupancy                                            284         250         265
Equipment                                            266         209         188
Mortgage servicing rights amortization               188         190          90
Intangible assets amortization                       135         105          65
Legal and other professional                         131         102          95
Marketing                                             97          93          84
Telephone                                             84          61          54
Printing and mailing                                  74          58          54
Other                                                594         559         652
--------------------------------------------------------------------------------
Total noninterest expense,
  excluding special charges                        3,460       3,075       2,975
Loss on assets held for sale or
  accelerated disposition                             --         175          --
Merger and restructuring-
  related charges                                     --         490         185
--------------------------------------------------------------------------------
Total noninterest expense                         $3,460      $3,740      $3,160
                                                  ==============================

Critical to Fleet's goals of maximizing long-term profitability and increasing shareholder value is the corporation's expense management strategy. The corporation has implemented various programs in the past several years to reduce expenses. These expense management strategies will continue to be an ongoing process used to help Fleet meet and maintain its goals. This successful expense management is illustrated by the improvement in the corporation's efficiency ratio.

  [The following table was represented as a bar graph in the printed material.]

Efficiency Ratio

1992      1993      1994      1995      1996
----      ----      ----      ----      ----
70.6%     68.8%     63.8%     62.5%     61.3%

Total noninterest expense was $3.46 billion in 1996 and $3.07 billion in 1995, excluding $665 million of special charges in 1995. The $385 million increase, or approximately 13%, was due to the acquisition of NatWest, which added $504 million of noninterest expense during 1996. Excluding NatWest, noninterest expense declined $139 million, or 4.5%, from 1995. These decreases resulted primarily from the ongoing integration of the Shawmut franchise and other smaller acquisitions completed during 1995.

      Employee compensation and benefits increased $159 million to $1,607 million in 1996. Excluding NatWest, employee compensation and benefits decreased $83 million, or 5.7%, as a result of ongoing integration of the Shawmut franchise.

      The net $2 million decrease in mortgage servicing rights amortization is due primarily to a recovery of the MSR valuation reserve, partially offset by the amortization of the net investment in interest-rate contracts purchased to manage the prepayment risk associated with the mortgage servicing portfolio, coupled with an increase in MSR amortization due to a $6 billion increase in the servicing portfolio. The corporation's results could be adversely affected by declines in interest rates, which could result in unanticipated prepayments of the mortgage loans underlying its MSRs. Prepayments in excess of those anticipated at the time MSRs are recorded result in decreased anticipated future net servicing income. Such decreases in expected future net servicing income could result in accelerated amortization and/or impairment of MSRs. However, the corporation uses various risk-management instruments to protect a substantial portion of MSRs against prepayment risk.

      Intangible asset amortization increased $30 million from 1995, as $660 million of goodwill was recognized in connection with the NatWest acquisition during 1996. Additional goodwill related to the NatWest acquisition may be recognized in future periods based on an earnout calculation.

The contingent earnout provision stipulates that additional payments be made annually based upon a percentage of the level of earnings from the NatWest franchise, not to exceed $560 million during an eight-year period.

      Equipment expense, excluding NatWest, increased $19 million during 1996 primarily due to capital expenditures for technological upgrades and improvements, as well as to support the integration of acquired companies. Occupancy expense, excluding NatWest, decreased $22 million from 1995 due primarily to ongoing successful integration of the Shawmut Merger and other smaller acquisitions completed during 1995, as well as branch divestitures. Legal and other professional expense increased $20 million during 1996, excluding NatWest, due to Shawmut Merger integration expenses and various strategic initiatives.

      In connection with the NatWest purchase price, the corporation recognized a restructuring liability in 1996 of $250 million. This liability includes personnel charges of $130 million, which relate primarily to the costs of employee severance, termination of certain employee benefit plans and employee assistance for separated employees. Facilities charges of $42 million are the result of the consolidation of branch offices as well as back-office operations, and consist of lease-termination costs, write-downs of owned properties to be sold and other facilities-related costs. Data processing costs of $27 million consist primarily of the write-off of duplicate or incompatible systems hardware and software. Other merger expenses of $51 million consist primarily of transaction-related costs, such as professional and other fees.

      During 1996, $43 million of integration costs were incurred relating to the Shawmut and NatWest transactions but under recent accounting pronouncements have not been charged against the merger and restructuring accrual. It is anticipated that approximately $14 million of additional costs will be incurred in 1997.

Income Taxes

In 1996, the corporation recognized income tax expense of $792 million, an effective rate of 41.0%. Tax expense for 1995 was $424 million, an effective tax rate of 40.9%.

LINES OF BUSINESS

The financial performance of the corporation is monitored by an internal profitability measurement system, which provides line-of-business results and key performance measures. The corporation is managed along the following business lines: Commercial Financial Services, Consumer Banking, Financial Services and National Consumer, Investment Services, New York-Metro, Treasury and All Other.

      Management accounting policies are in place for assigning expenses that are not directly incurred by businesses, such as overhead, operations and technology expense. Additionally, equity, loan loss provision and loan loss reserves are assigned on an economic basis. The corporation has developed a risk-adjusted methodology that quantifies risk types (e.g., credit, operating, market, fiduciary) within business units and assigns capital accordingly. Within business units, assets and liabilities are match-funded utilizing similar maturity, liquidity and repricing information. Management accounting concepts are periodically refined and results may be restated to reflect methodological and/or management organization changes. Results by line of business for the years ended December 31, 1996 and 1995 are presented below:

Selected Financial Highlights by Line of Business

                                                                                                                      Average Loans
Dollars in millions                 Net Income            ROE                  ROA             Average Assets           and Leases
Year ended December 31            1996     1995      1996      1995      1996      1995        1996       1995       1996       1995
------------------------------------------------------------------------------------------------------------------------------------
Commercial Financial Services   $  219    $ 195     15.79%    15.07%     0.87%     0.76%    $25,061    $25,681    $23,453    $24,304
Consumer Banking                   261      310     17.84     23.38      1.81      2.17      14,444     14,236     12,310     12,184
Financial Services and
  National Consumer                139      159     22.20     20.18      1.80      2.55       7,748      6,214      1,029      1,136
Investment Services                 79       72     46.25     34.57      4.72      4.20       1,670      1,726      1,447      1,317
New York-Metro(a)                  145       --     10.04        --      0.86        --      15,579         --     10,981         --
Treasury                           124      142     40.71     23.19      0.70      0.43      17,843     33,427      6,799      9,277
Merger-related charges and
  other nonrecurring items          --     (438)       --       N/M        --       N/M          --         --         --         --
All Other                          172      170       N/M       N/M       N/M       N/M         779      1,443         55      2,825
------------------------------------------------------------------------------------------------------------------------------------
Total                           $1,139    $ 610     17.43%     9.32%     1.37%     0.74%    $82,124    $82,727    $56,074    $51,043
                                ====================================================================================================

(a) This unit includes acquired businesses of NatWest as well as the corporation's existing metropolitan New York franchise for the eight months subsequent to the NatWest acquisition. Prior period results for the corporation's existing business in the metropolitan New York market are reported as part of the appropriate business unit. During 1995, the corporation's existing metropolitan New York franchise earned approximately $27 million, predominantly from the consumer banking unit.

Commercial Financial Services

Commercial Financial Services provides a full range of credit and banking services to more than 40,000 corporate, middle-market, real estate and leasing customers. In addition to traditional credit products, cash management, trade services, corporate trust, foreign exchange, interest-rate protection and investment products are provided to Fleet's commercial customers. The client base is strongly rooted in the Northeast, where it holds the leading positions in most core markets. Additionally, the Commercial Financial Services unit has several specialty businesses with national scope. The diversified commercial and industrial loan portfolio at Fleet is the fourth largest in the nation. Also, Fleet is the nation's sixth largest middle-market lender. Fleet Capital-Leasing, Fleet's leasing subsidiary, ranks among the top five bank-owned equipment lessors in the country. In addition, Fleet Capital is a leading national asset-based lending company. The recently formed Corporate Finance group provides full-service financial solutions to wholesale customers. Offering a broad array of products, this group provides capital markets financing, mergers and acquisition advisory services, private placements, securitized debt, loan syndications and balance sheet restructuring. Commercial Financial Services contributed $219 million of earnings in 1996, an increase of $24 million compared to 1995, resulting from deposit growth coupled with increased revenue generated by cash management, Corporate Finance and other fee-based activities.

Consumer Banking

Consumer Banking includes Retail Banking, Small Business Banking and Direct Financial Services. Retail Banking offers consumers products and services to conveniently access, move and manage their money. Including the acquired NatWest franchise, Retail Banking delivers these services through its network of over 1,200 branches, 2,000 ATMs and one of the nation's largest telephone banking centers. Small Business Banking provides a full range of accounts and services aimed at businesses with sales of up to $10 million. Fleet is the leading small-business lender in the Northeast and ranks sixth nationwide. Direct Financial Services encompasses credit card lending and alternative delivery vehicles including ATMs, the telephone answer center, debit-card programs and Fleet's Internet Web site. The decline in Consumer Banking earnings in 1996 to $261 million from 1995's level of $310 million results principally from the divestiture of 64 branches associated with the Shawmut Merger and the transfer of 74 branches to Fleet Bank N.A., where results are reported separately for 1996. In addition, in 1996, Consumer Banking made significant investments of people and technology in direct banking, the credit card business and the insurance business.

Financial Services and National Consumer

Financial Services and National Consumer is composed of Fleet's Government Banking, Global Services, Mortgage Banking and Student Loan Services businesses.

      Fleet is a recognized leader in national and regional government banking, providing deposit gathering activities, tax processing, cash management and, through Fleet Securities, Inc., underwriting and municipal advisory services to state and local governments. Fleet is the principal depository for the states of New York, Massachusetts, Connecticut, Rhode Island and Maine and the largest depository for government entities in the United States. In addition, Fleet's Government Banking Tax Processing unit provides advanced image capture and processing solutions to both government agencies and corporations. Fleet was awarded the tax processing contract for the state of New York and processed in excess of seven million personal income tax returns in 1996.

      Global Services provides multiple products, encompassing cash management, bankruptcy proceedings, and domestic and international transaction processing to the insurance industry, mutual fund companies and commercial banking customers.

      Fleet's Mortgage Banking business originates, sells and services first- and second-mortgage products spanning all customer segments. With offices located in 27 states and an extensive network of alternative origination channels, FMG originated approximately $22 billion of loans in 1996. This business services a mortgage portfolio of $122 billion and 1.5 million loans. Mortgage banking earned $69 million in 1996 compared to $86 million in 1995 as a result of a lower level of servicing sales in 1996, offset by increases in servicing revenue due to growth in the servicing portfolio coupled with higher production revenue.

      Student loan processing, through the AFSA subsidiary, services 4.5 million accounts nationwide and is the largest third-party servicer in the United States, with $23 billion in loans serviced.

      Financial Services and National Consumer earned $139 million in 1996 compared to $159 million in 1995, resulting from reduced earnings in the mortgage banking business.

Investment Services

Investment Services is composed of Personal Financial Services, Retirement Plan Services, Fleet Brokerage Services, Retail Investment Services, Not-for-Profit Institutional Services and Fleet Investment Advisors. Personal Financial Services targets high-net-worth clients and offers a broad array of asset management, estate settlement, deposit and credit products. Retirement Plan Services focuses on investment management and fiduciary activities with special emphasis on 401(k) plans. Fleet Brokerage Securities is one of the nation's largest bank-owned discount brokerage firms. Retail Investment Services manages Fleet's mutual fund product set, including the Galaxy Funds and annuities sold to consumers. Not-for-Profit Institutional Services is a full-service investment management service that includes endowment management, custody, trust and other services. Fleet Investment Advisors manages assets in excess of $48 billion supporting the investment service business. Investment services earned $79 million in 1996, an increase of $7 million compared to 1995. The increase in earnings reflects this unit's 16% growth in noninterest revenue.

New York-Metro

New York-Metro is a business unit formed in the second quarter of 1996 composed of financial services to retail and wholesale clients in the metropolitan area surrounding New York City. Fleet businesses in Long Island, New York City and Westchester County, when combined with acquired businesses from NatWest, make Fleet the fourth largest banking institution based in this region.

      The acquisition of NatWest on May 1, 1996, added approximately $13 billion of loans, $18 billion of deposits, and 300 branches in the New York and New Jersey market. This acquisition also enhanced product capabilities for consumer, commercial and government banking customers in the New York metropolitan area. New York-Metro's net income in 1996 was $145 million, reflecting financial results of the acquired NatWest operation as well as Fleet's existing metropolitan New York franchise for the eight months subsequent to the NatWest acquisition. Prior period results for Fleet's existing business in the metropolitan New York market are reported as part of the appropriate business unit.

Treasury

Treasury is responsible for managing the corporation's securities and residential mortgage portfolios, trading operations, asset-liability management function and wholesale funding needs. The Treasury unit earned $124 million in 1996, a decline of $18 million from 1995 reflecting the decision to reduce lower-yielding securities and residential mortgages as part of the corporation's balance sheet restructuring program. The associated decline in net interest income was partially offset by higher revenue from foreign exchange and interest-rate protection products, and by lower operating expenses resulting from savings achieved in the Shawmut integration.

All Other

All Other includes the parent company, Fleet Private Equity, and certain transactions not allocable to any specific business unit. In addition, the impact of methodology allocations such as loan loss provision, credit reserve and equity, combined with transfer pricing offsets are reported in this unit. All Other earned $172 million in 1996 and $170 million in 1995.

      Fleet Private Equity provides management teams with the private equity capital necessary to acquire, recapitalize or grow private and public companies. Fleet Private Equity earned $58 million for 1996 versus $16 million for 1995. Strong earnings resulted from gains relating to sales of investments and increased values in this unit's equity investments. The corporation's ability to continue to experience increases in the value of these investments depends on a variety of factors, including the condition of both the economy and equity markets. Thus, the likelihood of such gains in the future cannot be predicted.

BALANCE SHEET ANALYSIS

Total assets remained relatively unchanged at $85.5 billion at December 31, 1996. However, the composition of earning assets and funding sources has changed significantly, due to the NatWest acquisition and related balance sheet restructuring.

Balance Sheet Highlights

December 31
Dollars in millions                        1996             1995         Change
--------------------------------------------------------------------------------
Total assets                            $85,518          $84,432            1.3%
Earning assets                           72,239           75,021           (3.7)
Securities                                8,680           19,331          (55.1)
Loans and leases                         58,844           51,525           14.2
Core deposits                            45,879           35,140           30.6
Other funding                            24,819           34,551          (28.2)
Equity                                    7,415            6,365           16.5
                                        ========================================

The corporation acquired approximately $13 billion of loans and $18 billion of deposits in connection with the NatWest transaction. The acquisition of NatWest enabled the corporation to restructure its balance sheet to obtain a more efficient mix of interest-earning assets and interest-bearing liabilities. Lower-yielding securities decreased $10.6 billion and were replaced by higher-yielding loans, while higher-cost short-term borrowings and time deposits decreased $9.7 billion and were replaced by lower-cost core deposits. Core deposits represents demand deposits, regular savings, NOW and money market deposits. This improved balance sheet mix resulted in an increase to the net interest margin from 4.12% in 1995 to 4.81% in 1996. Additionally, the corporation's balance sheet was impacted by the divestitures of $2.4 billion of deposits and $1.8 billion of loans in connection with the Shawmut Merger.

Securities

                                                 1996                  1995                 1994
December 31                             Amortized    Market  Amortized     Market  Amortized     Market
Dollars in millions                          Cost     Value       Cost      Value       Cost      Value
-------------------------------------------------------------------------------------------------------
Securities available for sale
  U.S. Treasury and government agencies    $1,077    $1,083    $ 7,891    $ 7,889    $ 3,851    $ 3,667
  Mortgage-backed securities                5,987     6,006      8,457      8,470      8,352      7,898
  Other debt securities                        --        --      1,621      1,662        180        179
-------------------------------------------------------------------------------------------------------
   Total debt securities                    7,064     7,089     17,969     18,021     12,383     11,744
-------------------------------------------------------------------------------------------------------
  Marketable equity securities                229       255        359        393        360        356
  Other securities                            159       159        119        119        150        150
-------------------------------------------------------------------------------------------------------
   Total securities available for sale     $7,452    $7,503    $18,447    $18,533    $12,893    $12,250
-------------------------------------------------------------------------------------------------------
Securities held to maturity
  State and municipal                      $1,054    $1,059    $   687    $   695    $   843    $   842
  Other debt securities                       123       113        111         87      8,048      7,610
-------------------------------------------------------------------------------------------------------
   Total securities held to maturity       $1,177    $1,172    $   798    $   782    $ 8,891    $ 8,452
-------------------------------------------------------------------------------------------------------
Total securities                           $8,629    $8,675    $19,245    $19,315    $21,784    $20,702
                                        ===============================================================

Fleet's investment securities portfolio plays a significant role in the management of the corporation's balance sheet. Due to the liquid nature of the securities portfolio, the corporation was able to execute its balance sheet restructuring program, which enhanced the efficiency of the balance sheet as the proceeds from the sale of lower-yielding securities were used to pay-down higher-cost wholesale funds.

      The amortized cost of securities available for sale decreased from $18.4 billion at December 31, 1995, to $7.5 billion at December 31, 1996, as the corporation sold securities in connection with the balance sheet restructuring program. These sales generated $43 million (pretax) of securities gains. The decision to sell or purchase such securities depends on a variety of factors, including off-balance-sheet activities, as well as economic and market conditions that are impacted by the interest-rate environment. Thus, the likelihood or profitability of any such sales in the future cannot be predicted.

      The valuation reserve on securities available for sale decreased to an unrealized gain level of $51 million at December 31, 1996, from an unrealized gain level of $86 million at December 31, 1995.

Loans and Leases

Loan and lease portfolios inherently include credit risk. Fleet attempts to control such risk through review processes that include analysis of credit applications, portfolio diversification and ongoing examinations of outstandings and delinquencies. Fleet strives to identify potential classified assets early, to take charge-offs promptly based on realistic assessments of probable losses and to maintain adequate reserves for credit losses. The corporation's portfolio is well-diversified by borrower, industry and product, thereby reducing risk.

 [The following table was represented as a pie chart in the printed material.]

Loan Portfolio Composition
(dollars in billions)

                     1996           1995
                     ----           ----
Consumer            $12.5          $ 9.6
CRE                   6.4            5.0
Leasing               2.6            2.2
C&I                  29.3           23.2
Residential           8.0           11.5
                    -----          -----
Total Loans         $58.8          $51.5
                    =====          =====


Total loans and leases increased $7.3 billion from $51.5 billion at December 31, 1995, to $58.8 billion at December 31, 1996. This increase was due primarily to the NatWest acquisition, which added $13 billion of loans and leases, as well as growth in the credit card portfolio during 1996. The increase related to NatWest was partially offset by the securitization of $2 billion of residential real estate loans for liquidity and collateral purposes and have been reclassified to securities, as well as $1.8 billion of divestitures as a result of the Shawmut Merger. In addition, the increase was also offset by several other programs designed to reduce industry and product concentrations as a result of both the Shawmut and NatWest transactions, coupled with portfolio runoff brought about by small- to mid-sized companies accessing capital markets for their funding needs.

Commercial and Industrial--
Product Diversification
December 31
Dollars in millions                                            1996         1995
--------------------------------------------------------------------------------
Banks and insurance                                         $ 4,130      $ 2,007
Retail                                                        2,806        1,168
Communications                                                2,225        1,901
Real estate/construction/contractors                          1,888        1,557
Precious metals/jewelry                                       1,704        1,467
Health care                                                   1,695        1,246
Business services                                             1,524        1,254
Transportation                                                1,419        1,498
Tourism and entertainment                                     1,231        1,076
Apparel and textiles                                          1,142          961
Machine and equipment                                           978        1,219
Printing and publishing                                         932          834
Food distribution and production                                866          978
Plastics, ceramics, rubber and misc. products                   789          600
Energy production and distribution                              779          827
Forest products                                                 765          656
Other                                                         4,405        4,002
--------------------------------------------------------------------------------
Total                                                       $29,278      $23,251
                                                            ====================

Commercial and industrial (C&I) loans increased $6.0 billion from December 31, 1995, to December 31, 1996, due primarily to the NatWest acquisition, which added $8.1 billion of C&I loans. The increase was partially offset by $450 million of divestitures and several large pay-downs during 1996. C&I borrowers consist primarily of middle-market corporate customers and are well-diversified as to industry and companies within each industry.

      Lease financing totaled $2.6 billion at December 31, 1996, compared to $2.2 billion at December 31, 1995. This increase is primarily attributable to new lease originations obtained through geographic expansion and specialization in targeted industries. The corporation provides lease financing for mid- to large-sized equipment acquisitions.

Commercial Real Estate--Product Diversification

December 31
Dollars in millions                                     1996                1995
--------------------------------------------------------------------------------
Retail                                                $1,668              $1,159
Apartments                                             1,471               1,137
Office                                                 1,367               1,077
Industrial                                               476                 444
Other                                                  1,471               1,203
--------------------------------------------------------------------------------
Total                                                 $6,453              $5,020
                                                      ==========================

Commercial real estate (CRE) loans increased by $1.4 billion, or 29%, from December 31, 1995, to December 31, 1996, due to the addition of $1.9 billion of CRE loans from the NatWest acquisition.

Consumer and Residential Real Estate
December 31

Dollars in millions                                       1996              1995
--------------------------------------------------------------------------------
Residential real estate                                $ 8,048           $11,475
Home equity                                              5,061             4,791
Credit card                                              3,227             1,588
Student loans                                            1,255             1,179
Installment/other                                        2,911             1,998
--------------------------------------------------------------------------------
Total                                                  $20,502           $21,031
                                                       =========================

Approximately 64% of the consumer and residential real estate portfolio at December 31, 1996, represented loans secured by residential real estate, including second mortgages, home equity loans and lines of credit. The corporation manages the risk associated with most types of consumer loans by utilizing uniform credit standards when extending credit, together with enhanced computer systems that streamline the process of monitoring delinquencies and assisting in customer contact.

      Outstanding residential real estate loans secured by one- to four-family residences decreased $3.5 billion, or 30%, to $8.0 billion at December 31, 1996, compared to $11.5 billion at December 31, 1995. The decrease was due primarily to $1.1 billion of divestitures and the securitization of $2 billion of residential real estate loans in 1996. The NatWest acquisition added $650 million in residential loans. Except for selected programs, such as loans obtained through business acquisitions or held for asset-liability management purposes, residential mortgage loans are generally originated by FMG and sold in the secondary market.

      Consumer loans of $12.5 billion at December 31, 1996, increased $2.9 billion when compared to a portfolio of $9.6 billion at December 31, 1995. Excluding the acquisition of NatWest, which added $2.4 billion, consumer loans increased $547 million. The increase from 1995 is principally attributed to increased credit card loans of $1 billion, excluding NatWest, due to continued strong growth related to several promotions aimed at attracting new customers and the purchase of a $250 million credit card portfolio. Offsetting the increase in the credit card portfolio was decreased home equity loans, excluding NatWest, of $487 million due primarily to divestitures in the first quarter of 1996. On January 15, 1997, the corporation announced its intention to sell its indirect auto lending operation, a business unit with approximately $2 billion in loans, that provides new and used car financing originated by auto dealers in New England, New York and New Jersey.

Nonperforming Assets

Nonperforming Assets(a)
Dollars in millions                      C&I         CRE    Consumer       Total
--------------------------------------------------------------------------------
Nonperforming loans
  and leases:
   Current or less than
     90 days past due                   $182        $ 71        $ 11        $264
   Noncurrent                            169          87         176         432
OREO                                      --           8          19          27
--------------------------------------------------------------------------------
Total NPAs
  December 31, 1996                     $351        $166        $206        $723
--------------------------------------------------------------------------------
Total NPAs
  December 31, 1995                     $244        $112        $143        $499
                                        ========================================

(a) Throughout this document, NPAs and related ratios do not include loans greater than 90 days past due and still accruing interest ($247 million and $168 million at December 31, 1996 and 1995, respectively). NPAs and related ratios at December 31, 1996 and 1995, do not include $265 million and $317 million, respectively, of NPAs classified as held for sale or accelerated disposition.

Nonperforming assets (NPAs) are assets on which income recognition in the form of principal and/or interest has either ceased or is limited. NPAs negatively affect the corporation's earnings by reducing interest income. In addition to NPAs, asset quality is measured by the amount of provision, charge-offs and certain credit quality related ratios as disclosed in the Reserve for Credit Losses Activity table.

      NPAs increased $28 million, or 6%, from December 31, 1995, to December 31, 1996, excluding $196 million of NPAs related to NatWest. NPAs at December 31, 1996, as a percentage of total loans, leases and other real estate owned (OREO), and as a percentage of total assets, were 1.23% and .85%, respectively, compared to .97% and .59%, respectively, at December 31, 1995. The increase in NPAs is attributable to the NatWest acquisition, together with a $56 million increase in residential loan NPAs. These increases more than offset the NPA decline in other loan types, principally C&I and CRE. NPAs are expected to increase during 1997 as the region in which Fleet operates has had slower growth than the nation as a whole, and this trend is expected to continue.

Activity in Nonperforming Assets

Year ended December 31
Dollars in millions                                          1996          1995
--------------------------------------------------------------------------------
Balance at beginning of year                                $ 499         $ 761
Additions                                                     966           956
Acquisitions                                                  196            70
Reductions:
  Payments/interest applied                                  (400)         (486)
  Returned to accrual                                        (103)         (306)
  Charge-offs/write-downs                                    (245)         (110)
  Sales/other                                                 (93)          (69)
--------------------------------------------------------------------------------
   Total reductions                                          (841)         (971)
--------------------------------------------------------------------------------
Subtotal                                                      820           816
--------------------------------------------------------------------------------
Assets reclassified as held for sale or
  accelerated disposition                                     (97)         (317)
--------------------------------------------------------------------------------
Balance at end of year                                      $ 723         $ 499
                                                            ===================

At December 31, 1996 and 1995, loans in the 90 days past due and still accruing interest category amounted to $247 million and $168 million, respectively, which included approximately $192 million and $132 million, respectively, of consumer loans. Although these amounts are not included in NPAs, management reviews these loans when considering risk elements to determine the adequacy of Fleet's credit loss reserve.

      At December 31, 1996 and 1995, NPAs classified as held for sale or accelerated disposition totaled $265 million and $317 million, respectively, as follows:

Nonperforming Assets Held for Sale or
Accelerated Disposition

Dollars in millions                      C&I         CRE    Consumer       Total
--------------------------------------------------------------------------------
Nonaccrual loans
  and leases                             $91        $144        $ 15        $250
OREO                                       2           3          10          15
--------------------------------------------------------------------------------
December 31, 1996                        $93        $147        $ 25        $265
--------------------------------------------------------------------------------
December 31, 1995                        $46        $ 77        $194        $317
                                         =======================================

Reserve for Credit Losses

Reserve for Credit Losses Allocation

                                       1996                         1995                         1994
                                         Percent of                   Percent of                   Percent of
December 31                            Loan Type to                 Loan Type to                 Loan Type to
Dollars in millions            Amount   Total Loans         Amount   Total Loans         Amount   Total Loans
----------------------------------------------------------------------------------------------------------------------
Commercial
  and industrial               $  656          49.8%        $  606          45.1%        $  620          42.7%
Consumer                          365          21.2            209          18.5            226          23.7
Commercial real estate:
   Construction                    26           1.8             23           1.2             17           1.5
   Interim/permanent              129           9.1            138           8.6            190          10.4
Residential real estate            67          13.7             90          22.3             47          18.5
Lease financing                    32           4.4             19           4.3             18           3.2
Unallocated                       213            --            236            --            378            --
----------------------------------------------------------------------------------------------------------------------
Total                          $1,488         100.0%        $1,321         100.0%        $1,496         100.0%
                               =======================================================================================

                                      1993                         1992
                                        Percent of                   Percent of
December 31                           Loan Type to                 Loan Type to
Dollars in millions           Amount   Total Loans         Amount   Total Loans
-------------------------------------------------------------------------------
Commercial
  and industrial              $  678          43.5%        $  895          43.1%
Consumer                         196          23.4            222          21.5
Commercial real estate:
   Construction                    7           1.4             39           3.3
   Interim/permanent             241          12.1            317          12.5
Residential real estate           50          16.9             60          17.0
Lease financing                   36           2.7             31           2.6
Unallocated                      461            --            373            --
-------------------------------------------------------------------------------
Total                         $1,669         100.0%        $1,937         100.0%
                              =================================================

      The reserve for credit losses represents amounts available for future credit losses and reflects management's ongoing detailed review of certain individual loans and leases, supplemented by an analysis of the historical net charge-off experience of the portfolio and an evaluation of current and anticipated economic conditions and other pertinent factors. Based on these analyses, the corporation believes that its year-end reserve is adequate.

      Loans and leases are charged off once the probability of loss has been established, with consideration given to factors such as the customer's financial condition, underlying collateral and guarantees, and general and industry economic conditions.

      Fleet's reserve for credit losses increased $167 million from December 31, 1995, to $1,488 million at December 31, 1996, which included $335 million of acquired reserves related to NatWest. The 1996 provision for credit losses was $213 million, $112 million higher than the prior year level of $101 million. The increase in the provision for credit losses was due primarily to $73 million of provision for credit losses related to the NatWest franchise and increased net charge-offs in the credit card portfolio. The provision for credit losses is expected to increase in 1997 as the gap between the provision for credit losses and charge-offs is expected to narrow.

Reserve for Credit Losses Activity

Year ended December 31
Dollars in millions             1996      1995      1994       1993       1992
------------------------------------------------------------------------------
Balance at beginning
  of year                     $1,321    $1,496    $1,669    $ 1,937     $2,065
Gross charge-offs:
  Consumer                       230       141       130        133        136
  Commercial and industrial      160       109        91        257        383
  Commercial real estate          60        99        95        269        367
  Residential real estate         30        65        52         49        121
  Lease financing                  4         4         9         21         34
------------------------------------------------------------------------------
Total gross
  charge-offs                    484       418       377        729      1,041
------------------------------------------------------------------------------
Recoveries:
  Consumer                        30        34        35         34         29
  Commercial and industrial       59        48        60         63         50
  Commercial real estate          17        25        27         34         32
  Residential real estate          4         4        11          4          4
  Lease financing                  4         5         5          9          3
------------------------------------------------------------------------------
Total recoveries                 114       116       138        144        118
------------------------------------------------------------------------------
Net charge-offs                  370       302       239        585        923
Provision                        213       101        65        327        728
Acquired/other                   324        26         1        (10)        67
--------------------------------------------------------------------------------
Balance at end of year        $1,488    $1,321    $1,496    $ 1,669     $1,937
                              ================================================

Ratio of net charge-offs to
  average loans and leases       .66%      .59%      .54%      1.35%      2.15%
------------------------------------------------------------------------------
Ratio of reserve for credit
  losses to year-end loans
  and leases                    2.53%     2.56%     3.25%      3.82%      4.43%
------------------------------------------------------------------------------
Ratio of reserve for credit
  losses to year-end NPAs        206%      265%      196%       161%        96%
------------------------------------------------------------------------------
Ratio of reserve for credit
  losses to year-end
  nonperforming loans
  and leases                     214%      301%      224%       199%       129%
                              ================================================

Net charge-offs of $370 million increased $68 million in 1996 compared to 1995, as a $32 million decline in the pre-NatWest merger portfolio was more than offset by $100 million of net charge-offs pertaining to NatWest. Net charge-offs from the credit card portfolio increased $73 million to $125 million, due to an increase of $1.6 billion of credit card loans year to year, coupled with higher delinquency levels. The ratio of net charge-offs to average loans and leases increased to .66% at December 31, 1996, from .59% at December 31, 1995. Charge-offs are expected to increase approximately 10% in 1997 driven principally by higher charge-offs on consumer loans due to the significant increase in credit card receivables in 1996. The rate of increase in the level of charge-offs could be even higher if the rate of personal bankruptcies, which are unpredictable, increases.

Funding Sources

Components of Funding Sources

December 31
Dollars in millions                                          1996           1995
--------------------------------------------------------------------------------
Deposits:
  Demand                                                  $17,903        $12,305
  Regular savings, NOW, money market                       27,976         22,835
  Time:
   Domestic                                                18,583         17,554
   Foreign                                                  2,609          4,428
--------------------------------------------------------------------------------
Total deposits                                            $67,071        $57,122
--------------------------------------------------------------------------------
Borrowed funds:
  Federal funds purchased                                 $   488        $ 4,461
  Securities sold under
   agreements to repurchase                                 2,382          2,964
  Commercial paper                                            676          2,138
  Other                                                        81          3,006
--------------------------------------------------------------------------------
Total short-term borrowed funds                             3,627         12,569
--------------------------------------------------------------------------------
Long-term debt                                              5,114          6,481
--------------------------------------------------------------------------------
Total                                                     $75,812        $76,172
                                                          ======================

Total deposits increased $10 billion to $67.1 billion at December 31, 1996. The increase was due primarily to the NatWest contribution of $18 billion in total deposits, partially offset by the reduction of $3.2 billion of higher-rate wholesale time deposits related to the balance sheet restructuring program and $2.4 billion of deposits divested as a condition to regulatory approval of the Shawmut Merger. Deposits were divested across all deposit categories and included approximately $300 million of demand deposits, $1.1 billion of savings deposits and $900 million of time deposits.

     The funding mix illustrates the corporation's successful effort to replace higher-cost borrowings with lower-cost core deposits in connection with the balance sheet restructuring program undertaken in anticipation of the NatWest acquisition. The mix of deposits as a percentage of total sources of funds increased from 75% at December 31, 1995 to 88% at December 31, 1996. In addition to this favorable mix, there was a shift within deposits from higher-cost time deposits to demand deposits and lower-cost regular savings, NOW and money market deposits. The percentage of lower-cost demand deposits and regular savings, NOW and money market deposits to total sources of funds increased from 46% at December 31, 1995, to 61% at December 31, 1996. This decrease resulted from the corporation's use of the proceeds from securities sales to pay down higher-cost borrowings, which were subsequently replaced with NatWest's lower-cost deposits.

     Certificates of deposit and other time deposits issued by domestic offices in amounts of $100,000 or more as of December 31, 1996, will mature as follows:

Maturity of Time Deposits

December 31, 1996                                                      All Other
Dollars in millions,                                Certificates          Time
Remaining maturity                                   of Deposit         Deposits
--------------------------------------------------------------------------------
3 months or less                                       $2,807             $2,656
3 to 6 months                                             445                  3
6 to 12 months                                            586                  2
Over 12 months                                          1,417                 --
--------------------------------------------------------------------------------
Total                                                  $5,255             $2,661
                                                       =========================

Total short-term borrowed funds decreased $8.9 billion from December 31, 1995, compared to December 31, 1996, due primarily to the aforementioned balance sheet restructuring program.

     The balance of long-term debt decreased by $1.6 billion, as repayments of $2.1 billion were replaced by new issuances of approximately $.5 billion, which primarily consisted of $400 million of subordinated notes due 2006 through 2011. Payments and maturities of long-term debt included $434 million of senior notes, $50 million of subordinated notes and $1.6 billion of affiliate notes consisting of $890 million of bank notes, $185 million of medium-term notes, $459 million of FHLB borrowings and $70 million of senior notes.

     Management believes Fleet has sufficient liquidity to meet its liabilities of customer deposits and debtholders. The effect of maturing liabilities is discussed in the Asset-Liability Management section that follows.

ASSET-LIABILITY MANAGEMENT

The goal of asset-liability management is to ensure that liquidity, capital and market risk are prudently managed. Asset-liability management is governed by policies reviewed and approved annually by the corporation's Board of Directors (Board). The Board delegates responsibility for asset-liability management to the corporate Asset-Liability Management Committee (ALCO). ALCO sets strategic directives that guide the day-to-day asset-liability management activities of the corporation. ALCO also reviews and approves all major funding, capital and market risk-management programs.

Interest-Rate Risk

Interest-rate risk is the sensitivity of income to variations in interest rates over both short-term and long-term time horizons. The primary goal of interest-rate risk management is to control this risk within limits approved by the Board and narrower guidelines approved by ALCO. These limits and guidelines reflect the corporation's tolerance for interest-rate risk. The corporation attempts to control interest-rate risk by identifying exposures, quantifying and hedging them. The corporation quantifies its interest-rate exposures using sophisticated simulation and valuation models, as well as simpler gap analyses. The corporation manages its interest-rate exposures using a combination of on- and off-balance-sheet instruments, primarily fixed-rate portfolio securities, interest-rate swaps and options. Both the analytical and transactional activities that are required to control interest-rate risk are centrally managed. The corporation uses a variety of methods to analyze the sensitivity of its income to changes in interest rates.

     The corporation uses simulation analysis to analyze the sensitivity of net interest income over a relatively short (i.e., 1-2 year) time horizon. Simulation analysis involves dynamically modeling interest income and expense from the corporation's balance sheet and off-balance-sheet positions during a specified time period under various interest-rate scenarios and balance sheet structures. Simulation analysis is used to examine the impact on earnings of immediate interest-rate "shocks," gradual interest-rate "ramps," yield curve "twists," as well as numerous other forecasted interest-rate scenarios. Each scenario incorporates what management believes to be the most appropriate assumptions about such variables as volumes, prepayment rates for mortgage assets and repricing characteristics of noncontractual deposits.

     The corporation's limits on interest-rate risk specify that if interest rates were to shift immediately up or down 200 basis points, estimated net interest income for the subsequent 12 months should decline by less than 7.5%. The following table reflects the corporation's estimated exposure as a percentage of estimated net interest income for the next 12 months, assuming an immediate shift in interest rates:

Rate Change                                Estimated Exposure as a Percentage of
(Basis Points)                                       Net Interest Income
--------------------------------------------------------------------------------
+200                                                         1.0%
-200                                                        (2.3)
--------------------------------------------------------------------------------

The corporation uses valuation analysis to provide insight into the exposure of earnings and equity to changes in interest rates over a relatively long (i.e., >2-year) time horizon. Valuation analysis involves projecting future cash flows from the corporation's assets, liabilities and off-balance-sheet positions and then discounting such cash flows at appropriate interest rates. The corporation's economic value of equity is the estimated net present value of its assets, liabilities and off-balance-sheet positions. The interest sensitivity of economic value of equity is a measure of the sensitivity of long-term earnings.

     The corporation's limits on interest-rate risk specify that if interest rates were to shift immediately up or down 200 basis points, the estimated economic value of equity should decline by less than 10%. The following table reflects the corporation's estimated exposure as a percentage of estimated economic value of equity, assuming an immediate shift in interest rates:

Rate Change                                Estimated Exposure as a Percentage of
(Basis Points)                                         Economic Value
--------------------------------------------------------------------------------
+200                                                        (1.8)%
-200                                                        (5.8)
--------------------------------------------------------------------------------

Interest-rate gap analysis provides a static view of the maturity and repricing characteristics of the on- and off-balance-sheet positions. The interest-rate gap is prepared by scheduling all assets, liabilities and off-balance-sheet positions according to scheduled or anticipated repricing or maturity. Interest-rate gap analysis can be viewed as a short-hand complement to simulation and valuation analysis.

     The corporation's limits on interest-rate risk specify that the cumulative one-year gap should be less than 10% of total assets. As of December 31, 1996, the estimated exposure was 2.4% asset-sensitive (see the following table).

Interest-Rate Gap Analysis

                                                                      Cumulatively Repriced Within
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1996                                            3 Months      4 to 12    12 to 24       2 to 5      After 5
Dollars in millions, by repricing date                        or Less       Months      Months        Years        Years       Total
------------------------------------------------------------------------------------------------------------------------------------
Securities                                                   $  1,144      $ 1,702     $   916      $ 2,799     $  2,119     $ 8,680
Loans and leases                                               33,567       10,778       3,754        6,815        2,442      57,356
Other assets                                                   10,397          269         545          542        7,729      19,482
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                   45,108       12,749       5,215       10,156       12,290      85,518
------------------------------------------------------------------------------------------------------------------------------------
Deposits                                                       28,472       14,580       8,424        6,093        9,502      67,071
Other liabilities                                               4,222          292         424        1,947        4,147      11,032
Stockholders' equity                                               --           --          --          300        7,115       7,415
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                     32,694       14,872       8,848        8,340       20,764      85,518
------------------------------------------------------------------------------------------------------------------------------------
Net off-balance-sheet                                         (10,836)       2,584       2,206        5,381          665          --
------------------------------------------------------------------------------------------------------------------------------------
Periodic gap                                                    1,578          461      (1,427)       7,197       (7,809)
Cumulative gap                                                  1,578        2,039         612        7,809           --
------------------------------------------------------------------------------------------------------------------------------------
Cumulative gap as a percent of total assets-1996                  1.8%         2.4%        0.7%         9.1%
Cumulative gap as a percent of total assets-1995                  2.4          2.1         1.4          9.6
                                                             =======================================================================

Management believes that the exposure of the corporation's income to gradual and/or modest changes in interest rates is relatively small. This modest exposure is reflected in the results of the interest-rate gap analysis. As indicated by the results of the valuation analyses, however, sudden and extreme changes in interest rates in either direction will tend to reduce both net income and economic value of equity, but by amounts that are within corporate limits. This exposure to extreme rate movements in either direction is primarily related to two factors: first, the anticipated unfavorable repricing and/or runoff of noncontractual deposits (e.g., interest checking, retail savings and money market deposits) and second, the assumed disadvantageous prepayment of mortgage assets (e.g., loans, securities and servicing rights). Finally, net interest income will be affected by movements in spreads between rates, most notably the spread between the prime rate and noncontractual deposit rates.

     Management attempts to use hedge instruments to protect the corporation from exposure to the following major interest-rate risk factors: first, the corporation's nondiscretionary assets and liabilities (e.g., loans and deposits) are mismatched with respect to repricing and maturity. As a result, the core bank is asset-sensitive. Second, the corporation's assets are sensitive to movements in the prime rate, whereas its liabilities are not. Third, many of the corporation's mortgage-based assets (e.g., mortgage loans, securities and servicing rights) are subject to prepayment risk, which tends to increase when interest rates fall. Finally, many of the corporation's liabilities (e.g., DDA, interest checking, savings and money market deposits) have no contractual maturity or repricing. Balances may runoff unexpectedly due to changes in competitive or market conditions; therefore, deposit rates may need to be increased more than planned to prevent such runoff.

     As indicated previously, the corporation manages its interest-rate exposures using a combination of on- and off-balance-sheet instruments, primarily fixed-rate portfolio securities, interest-rate swaps and options. For example, the corporation uses interest-rate swaps to offset both the general asset-sensitivity of the core bank and the specific exposure to the prime rate. Interest-rate caps and floors are used to reduce prepayment risk in mortgage servicing rights. Uncertainty concerning noncontractual deposits cannot be explicitly hedged; therefore, management gives careful attention to modeling assumptions relating to deposit repricing and runoff.

     The most significant factors affecting the interest-rate risk position during 1996 were the divestiture of loans and deposits related to the Shawmut Merger; balance sheet restructuring in anticipation of the NatWest acquisition; the NatWest acquisition itself, including related funding and hedging transactions; the sale of Fleet Finance; the sale of investment securities in various downsizing programs; and, finally, the execution of interest-rate swap and option transactions in order to manage exposure to interest rates. In its management of these and other factors influencing the current environment, the corporation has attempted to maintain an approximately neutral position relative to the level of interest rates.

Risk-Management Instrument Analysis

                                                                             Weighted                         Weighted Average
                                                     Assets-                  Average                               Rate
December 31, 1996                      Notional      Liabilities             Maturity          Fair          ------------------
Dollars in millions                       Value      Hedged                    (Years)        Value          Receive        Pay
------------------------------------------------------------------------------------------------------------------------------------
Interest-Rate Risk-Management
  Instruments
Interest-rate risk-management swaps:
  Receive-fixed/pay-variable            $ 7,890      Variable-rate loans
                                          2,025      Fixed-rate deposits
                                            765      Long-term debt
                                            375      Short-term borrowings
                                        -------
                                         11,055                                   2.5        $  (20)          6.92%        6.51%
------------------------------------------------------------------------------------------------------------------------------------
  Pay-fixed/receive-variable                  4      Variable-rate loans          1.8            --           5.50         6.25
------------------------------------------------------------------------------------------------------------------------------------
  Basis swaps                             2,729      Deposits
                                          1,064      Securities
                                             30      Long-term debt
                                        -------
                                          3,823                                   1.9            (1)          5.65         5.67
------------------------------------------------------------------------------------------------------------------------------------
  Index-amortizing swaps
   receive-fixed/pay-variable                11      Variable-rate loans          1.8            --           4.47         5.59
------------------------------------------------------------------------------------------------------------------------------------
Total interest-rate swaps               $14,893                                              $  (21)
------------------------------------------------------------------------------------------------------------------------------------
Other instruments(a)                    $   112      Short-term borrowings        1.8        $   --             --(a)        --(a)
------------------------------------------------------------------------------------------------------------------------------------
Interest-rate risk-management
   instruments                          $15,005                                   2.3        $  (21)          6.59         6.29
------------------------------------------------------------------------------------------------------------------------------------
Mortgage-Banking Risk-Management
  Instruments
Interest-rate floors--purchased          $14,511     Mortgage servicing rights    3.8        $  50              --(b)        --(b)
Interest-rate caps--purchased              3,915     Mortgage servicing rights    4.4           52              --(b)        --(b)
Interest-rate caps--sold                   3,915     Mortgage servicing rights    4.2         (103)             --(b)        --(b)
Call options--purchased                    1,276     Mortgage servicing rights    0.4            4              --           --
Call options--sold                           225     Mortgage servicing rights    0.4           (1)             --           --
------------------------------------------------------------------------------------------------------------------------------------
Mortgage-banking risk-
  management instruments                 $23,842                                  4.1        $   2
------------------------------------------------------------------------------------------------------------------------------------
Total risk-management instruments        $38,847                                             $ (19)           6.59%        6.29%
                                         ===========================================================================================

(a) Other instruments include interest-rate floors. Weighted average receive and pay rates are not meaningful for interest-rate floors.

(b) The mortgage-banking risk-management interest-rate floors-purchased, caps-purchased and caps-sold have weighted average strike rates of 5.28%, 7.50% and 6.20%, respectively.

Fleet uses interest-rate derivative instruments primarily to manage interest-rate risk associated with interest-earning assets and interest-bearing liabilities, as well as prepayment risk associated with the corporation's mortgage servicing portfolio, within management guidelines designed to limit risk to the corporation's earnings. At December 31, 1996, derivative instruments totaling $38.8 billion (notional amount) were being used for interest-rate and mortgage-banking risk- management purposes. The corporation had approximately $14.9 billion of interest-rate swaps outstanding and $23.9 billion of option contracts outstanding for interest-rate and mortgage-banking risk-management purposes.

     The most frequently used off-balance-sheet financial instruments are various types of interest-rate swaps, caps and floors; however, forward-rate agreements, options on swaps, as well as exchange-traded futures and options may also be utilized. These interest-rate instruments are used to manage the impact of fluctuating interest rates on earnings. In particular, the off-balance-sheet derivative portfolios are used to manage Fleet's natural asset sensitivity and basis risk.

     Off-balance-sheet interest-rate instruments that are used for interest-rate risk-management are typically classified as hedges of specific assets and liabilities, Fleet's analysis considers the interest-rate sensitivity of specific portfolios as well as the sensitivity of the entire balance sheet. There may be situations in which new interest-rate instruments are executed that increase existing asset or liability sensitivity (as measured by the gap position), but the resulting risk profile is desired and within Fleet's asset-liability management guidelines.

     Accrual accounting is applied to off-balance-sheet interest-rate instruments used for hedging purposes and the income or expense is recorded in the same category as that of the related balance sheet item. The periodic net settlement of the interest-rate risk-management instruments is recorded as an adjustment to net interest income. The interest-rate risk-management instruments generated $12 million, $(18) million and $(6) million of net interest income (expense) during 1996, 1995 and 1994, respectively. As of December 31, 1996, the corporation had net deferred income of $28 million relating to terminated interest-rate swap contracts, which will be amortized over the remaining life of the underlying interest-rate contracts of approximately 2.5 years.

     Mortgage servicing rights are a very interest-rate sensitive asset due to the mortgage borrower's option to prepay the mortgage loan. When mortgage interest rates decline, borrowers have a greater incentive to prepay mortgage loans through refinancing; when mortgage interest rates rise, this incentive is reduced or eliminated. Since mortgage loans underlie MSRs, a decline in interest rates and an actual (or probable) increase in mortgage prepayments shorten the expected life of the MSR asset and reduce its economic value. Correspondingly, an increase in interest rates and an actual (or probable) decline in mortgage prepayments lengthen the expected life of the MSR asset and enhance its economic value. The expected income from (and economic value of) MSRs is sensitive to movements in interest rates due to this sensitivity to mortgage prepayments.

     Risk-management instruments are used not only to hedge net interest income, as described above, but also to protect the value of the corporation's mortgage banking assets, particularly MSRs.

     To mitigate the prepayment risk of declining long-term interest rates, higher than expected mortgage prepayments, and a potential impairment to MSRs, the corporation uses combinations of purchased interest-rate floors together with purchased and sold interest-rate caps with strike rates tied to yields on the 3-, 5- and 10-year "constant maturity" Treasury notes. Each combination results in a net purchased option position. At December 31, 1996, the corporation had approximately $14.5 billion of purchased interest-rate floor agreements outstanding in combination with $3.9 billion of purchased and sold interest-rate cap agreements. Finally, the corporation also buys and sells call option contracts on long-term U.S. Treasury securities. These instruments when combined are structured such that they gain value as interest rates decline, eliminating or mitigating the impairment of MSRs.

     These risk-management instruments are designated as hedges. Changes in the value are recorded as adjustments to the carrying value of the MSRs. At December 31, 1996, unrecognized net losses of $40 million had been recorded as adjustments to the carrying value of the MSRs. Amounts paid for interest-rate contracts are amortized over the life of the contracts and are included as a component of MSR amortization. At December 31, 1996, the carrying value and fair value of the corporation's MSRs were $1.6 billion and $1.8 billion, respectively.

     These risk-management activities are not without risk. Treasury and swap rates may not move in tandem with mortgage interest rates. Also, as mortgage interest rates change, actual prepayments may not respond exactly as anticipated. Finally, other pricing factors, such as the volatility of market yields, may affect the value of the option hedges without similarly impacting the MSRs.

     Risk-management instrument activity for the two years ended December 31, 1996, is summarized in the following table (all amounts are notional amounts):

Risk-Management Instrument Activity

                                               Interest-Rate Risk-Management
----------------------------------------------------------------------------------------


                                 Receive-        Pay-                  Index-
Dollars in millions                Fixed       Fixed       Basis  Amortizing       Other
----------------------------------------------------------------------------------------
Notional amounts:
Balance at January 1, 1995      $  2,873     $ 2,084     $ 3,605     $ 4,119     $ 9,311
  Additions                        4,928         370         615          --       2,781
  Maturities                      (1,600)        (94)       (650)       (831)     (2,659)
  Terminations                      (425)       (475)       (828)     (1,250)     (8,667)
----------------------------------------------------------------------------------------
Balance at December 31, 1995       5,776       1,885       2,742       2,038         766
  Additions                        6,179           4       2,850          --         834
  Maturities                        (900)       (585)       (735)     (1,827)       (997)
  Terminations                        --      (1,300)     (1,034)       (200)       (491)
----------------------------------------------------------------------------------------
Balance at December 31, 1996    $ 11,055     $     4     $ 3,823     $    11     $   112
                                ========================================================

                                              Mortgage-Banking Risk-Management
------------------------------------------------------------------------------------------------------
                                          Interest-Rate
                                ---------------------------------        Call        Call
                                   Floors        Caps        Caps     Options     Options
Dollars in millions             Purchased   Purchased        Sold   Purchased        Sold        Total
------------------------------------------------------------------------------------------------------
Notional amounts:
Balance at January 1, 1995       $  1,400     $    --     $    --     $    --     $    --     $ 23,392
  Additions                         5,585         100         100       2,155         750       17,384
  Maturities                           --          --          --          --          --       (5,834)
  Terminations                     (1,100)         --          --      (1,330)       (750)     (14,825)
------------------------------------------------------------------------------------------------------
Balance at December 31, 1995        5,885         100         100         825          --       20,117
  Additions                         9,126       4,315       4,315       4,154       2,204       33,981
  Maturities                           --          --          --        (880)         --       (5,924)
  Terminations                       (500)       (500)       (500)     (2,823)     (1,979)      (9,327)
------------------------------------------------------------------------------------------------------
Balance at December 31, 1996     $ 14,511     $ 3,915     $ 3,915     $ 1,276     $   225     $ 38,847
                               =======================================================================

During 1996, Fleet altered its interest-rate risk-management portfolio mainly to limit the increased asset sensitivity resulting from asset sales, including sales of investment securities. In particular, positions in receive-fixed swaps were increased by a net $5.3 billion through new transactions; positions in pay-fixed swaps were reduced by $1.9 billion through maturities and terminations. Separately, Fleet substantially reduced its position in other interest-rate risk-management instruments through maturities and terminations. These positions were no longer consistent with risk-management needs.

     During 1996, the corporation contracted to hedge its mortgage-banking risk-management portfolio mainly to protect the value of MSRs. The maturities of the risk-management instruments are shown in the following table:

Maturities of Risk-Management Instruments

December 31, 1996                            Within       1 to 2       2 to 3        3 to 4        4 to 5      After
Dollars in millions                          1 Year        Years        Years         Years         Years    5 Years         Total
----------------------------------------------------------------------------------------------------------------------------------
Notional amounts:
Interest-Rate Risk-Management Instruments
Interest-rate swaps
  Receive-fixed                              $2,664       $2,195       $3,637       $   594       $ 1,300       $665       $11,055
  Pay-fixed                                      --            4           --            --            --         --             4
  Basis                                         680          414        2,729            --            --         --         3,823
  Index-amortizing                               --           11           --            --            --         --            11
----------------------------------------------------------------------------------------------------------------------------------
Total interest-rate swaps                    $3,344       $2,624       $6,366       $   594       $ 1,300       $665       $14,893
----------------------------------------------------------------------------------------------------------------------------------
Other interest-rate instruments              $   76       $   --       $    2       $    --       $    --       $ 34       $   112
----------------------------------------------------------------------------------------------------------------------------------
Interest-rate risk-management instruments    $3,420       $2,624       $6,368       $   594       $ 1,300       $699       $15,005
----------------------------------------------------------------------------------------------------------------------------------
Mortgage-Banking
  Risk-Management Instruments
Interest-rate floors--purchased              $   --       $   --       $1,191       $ 8,085       $ 5,235       $ --       $14,511
Interest-rate caps--purchased                    --           --           --         1,847         2,068         --         3,915
Interest-rate caps--sold                         --           --           --         1,847         2,068         --         3,915
Call options--purchased                       1,276           --           --            --            --         --         1,276
Call options--sold                              225           --           --            --            --         --           225
----------------------------------------------------------------------------------------------------------------------------------
Mortgage-banking risk-management
  instruments                                $1,501       $   --       $1,191       $11,779       $ 9,371       $ --       $23,842
----------------------------------------------------------------------------------------------------------------------------------
Total risk-management instruments            $4,921       $2,624       $7,559       $12,373       $10,671       $699       $38,847
                                             =====================================================================================

Trading Risk

The corporation's trading portfolios are exposed to market risk due to variations in interest rates, currency exchange rates and related market volatilities. This exposure arises in the normal course of the Corporation's business as a financial intermediary. Interest-rate and foreign exchange contracts are primarily entered into to satisfy the investment and risk-management needs of our customers. The corporation generally enters into offsetting interest-rate and foreign exchange contracts to mitigate the risk to earnings. At December 31, 1996, the corporation had $11.6 billion (notional amounts) of trading instruments with off-balance-sheet risk. The corporation also enters into proprietary on-balance-sheet trading positions, which principally include U.S. federal and state government and agency securities.

     The corporation has established procedures for measuring and controlling this market risk. The average daily exposure to this market risk was $2 million; and the maximum daily exposure was $5 million.

Liquidity Risk

Liquidity risk-management's objective is to assure the ability of the corporation and its subsidiaries to meet their financial obligations. These obligations are the withdrawal of deposits on demand or at their contractual maturity, the repayment of borrowings as they mature, the ability to fund new and existing loan commitments and to take advantage of business opportunities. Liquidity is composed of the maintenance of a strong base of core customer funds, maturing short-term assets, the ability to sell marketable securities, committed lines of credit and access to capital markets. Increasingly, liquidity is enhanced through the securitization of consumer asset receivables. Liquidity at Fleet is measured and monitored daily, allowing management to better understand and react to balance sheet trends. ALCO is responsible for implementing the Board's policies and guidelines governing liquidity.

     Liquidity at the bank level is managed through the monitoring of anticipated changes in loans, core deposits and wholesale funds. Diversification of liquidity sources by maturity, market, product and counterparty are mandated through ALCO guidelines. The corporation's banking subsidiaries routinely model liquidity under three economic scenarios, two of which involve increasing levels of economic difficulty and financial market strain. Management also maintains a detailed contingency liquidity plan designed to respond either to an overall decline in the condition of the banking industry or a problem specific to Fleet. The strength of Fleet's liquidity position is a result of its base of core customer deposits. These core deposits are supplemented by wholesale funding sources in the national and international capital markets as well as from direct customer contacts. Wholesale funding sources include large certificates of deposit, foreign branch deposits, federal funds, collateralized borrowings and a $4 billion bank-note program.

     The primary sources of liquidity for the parent company are interest and dividends from subsidiaries, committed lines of credit and access to the money and capital markets. Dividends from banking subsidiaries are limited by various regulatory requirements related to capital adequacy and earning trends. The corporation's subsidiaries rely on cash flows from operations, core deposits, borrowings, short-term high-quality liquid assets, and in the case of nonbanking subsidiaries, funds from the parent company.

     At December 31, 1996, the corporation's parent company had commercial paper outstanding of $676 million, all of which was placed directly by Fleet in its local markets, compared to $772 million at December 31, 1995. The corporation has backup lines of credit totaling $1 billion to ensure that funding is not interrupted if commercial paper is not available. At December 31, 1996 and 1995, Fleet had no outstanding balances under the line of credit.

     Fleet had $963 million available for the issuance of common or preferred stock, senior or subordinated securities, and other debt securities at December 31, 1996 under existing shelf registrations filed with the Securities and Exchange Commission (SEC). Fleet's ability to access the capital markets was demonstrated in 1996 through the issuance of $400 million in subordinated debt, $650 million of preferred stock and $250 million of trust preferred securities. The corporation also repaid $2.1 billion of debt and called $96 million in preferred securities during 1996.

     As shown in the consolidated statement of cash flows, cash and cash equivalents increased by $4.4 billion during 1996. This increase was due to cash provided by investing activities of $18.9 billion and cash provided by operating activities of $3.2 billion, offset by cash used in financing activities of $17.7 billion. Net cash provided by investing activities was attributable to a net decrease in securities, due primarily to balance sheet restructuring in preparation of the NatWest acquisition, net cash received of $768 million from divestitures and a net decrease in loans. Net cash provided by operating activities was attributable to net income of $1.1 billion and net proceeds provided from sales of mortgages held for resale of $1.3 billion. Net cash used in financing activities was due to a decrease in deposits of $6.1 billion relating primarily to balance sheet restructuring, and an $11.5 billion net pay-down of short-term borrowings and long-term debt relating primarily to balance sheet restructuring, offset by the issuance of $650 million of preferred stock, of which $600 million relates to the funding of the NatWest acquisition.

CAPITAL

December 31
Dollars in millions                                         1996           1995
-------------------------------------------------------------------------------
Risk-adjusted assets                                     $78,890        $69,384
Tier 1 risk-based capital (4% minimum)                      7.67%          7.61%
Total risk-based capital (8% minimum)                      11.36          11.29
Leverage ratio (4% minimum)                                 7.14           6.40
Common equity-to-assets                                     7.56           7.07
Total equity-to-assets                                      8.67           7.54
Tangible common equity-to-assets                            5.68           5.82
Tangible total equity-to-assets                             6.82           6.30
                                                         ======================

A financial institution's capital serves to support asset growth and provide protection against loss to depositors and creditors. Common equity represents the stockholders' investment in the corporation. In addition to common equity, regulatory capital includes, within certain limits, preferred stock, subordinated debt and loss reserves.

     The corporation strives to maintain an optimal level of capital, commensurate with its risk profile, on which an attractive return to stockholders will be realized over both the short and long term, while serving depositors', creditors' and regulatory needs. In determining optimal capital levels, the corporation also considers the capital levels of its peers and the evaluations of the major rating agencies that assign ratings to the corporation's public debt.

     In blending the requirements of each of these constituencies, the corporation has established target capital ranges that it believes will provide for management flexibility and the deployment of capital in an optimally efficient and profitable manner. These targets are reviewed periodically relative to the corporation's risk profile and prevailing economic conditions.

     The corporation strives to maintain regulatory capital at approximately 0.75%-1.25% above the minimum regulatory requirements for a well-capitalized institution, as defined in the FDIC Improvement Act, to provide management flexibility. In addition, the corporation currently has a tangible common equity ratio target range of 5.50%-6.00% and a total equity-to-assets target range of 7.25%-7.75%.

     Excess capital, defined as common equity above the capital target, is available for core business investments and acquisitions. If attractive long-term opportunities are not available over time in core businesses, management intends to return to stockholders any excess capital, typically through stock repurchase programs and/or dividend increases.

     On January 15, 1997, the Board approved the repurchase of up to 20 million shares of common stock during the subsequent 12 months. The stock repurchase is to facilitate capital management as the corporation generates excess capital through earnings.

     At the end of 1995, having completed the Shawmut Merger, the corporation exceeded its capital targets. With the subsequent acquisition of NatWest, the corporation issued $600 million of preferred stock and $400 million of subordinated debt and allowed the tangible common ratio to fall below the target level with a projection that the target level would be achieved by the end of 1996. As illustrated in the table, the corporation has achieved this objective.

     At December 31, 1996, the corporation exceeded all regulatory required minimum capital ratios and was categorized as well capitalized, as Fleet's Tier 1 and Total risk-based capital ratios were 7.67% and 11.36%, respectively, compared with 7.61% and 11.29%, respectively, at December 31, 1995. The leverage ratio was 7.14% at December 31, 1996, compared with 6.40% at December 31, 1995. The corporation's ratios, excluding tangible common equity-to-assets, increased compared to December 31, 1995, as a result of growth in retained earnings and the issuance of $600 million of preferred stock and $400 million of subordinated debt. Tangible common equity-to-assets decreased as a result of the level of intangible assets recorded in the NatWest acquisition which was funded by the new preferred stock, subordinated debt and internal excess capital.

COMPARISON OF 1995 AND 1994

Fleet reported net income for 1995 of $610 million, or $1.57 per share, compared to the $849 million, or $3.09 per share, reported in 1994. ROA and ROE were .74% and 9.32%, respectively, for 1995 compared to 1.07% and 15.66%, respectively, for 1994. Excluding the impact of special charges, earnings and earnings per share were $1,039 million and $3.77, respectively, in 1995, compared to $952 million and $3.48, respectively, in 1994 representing an increase of $87 million, or 9.1%. ROA and ROE were 1.26% and 16.29%, respectively, in 1995, excluding special charges related to the Shawmut Merger and sale of Fleet Finance.

     Net interest income on an FTE basis totaled $3.1 billion for both 1995 and 1994. The net interest margin for 1995 was 4.12% compared to 4.30% in 1994. The decrease of 18 basis points was due principally to an increase in the cost of interest-bearing liabilities outpacing the increase in yields on interest-earning assets, which reflects an increasingly competitive market for customer deposits. The impact of the narrower margin in 1995 was substantially offset by a $2.2 billion increase in the corporation's average interest-earning assets from $72.0 billion in 1994 to $74.2 billion in 1995.

     The provision for credit losses was $101 million in 1995 compared to $65 million in 1994, due to an increase in net charge-offs during 1995. Net charge-offs increased by $63 million, while NPAs decreased $262 million, after the reclassification of $317 million of NPAs to assets held for sale or accelerated disposition.

     Noninterest income increased 19% to $1.85 billion in 1995 compared to $1.56 billion in 1994. Noninterest income was positively impacted by increases of 10% or more in several categories, including: mortgage banking revenue; service charges, fees and commissions; and investment services revenue.

     Noninterest expense, excluding $490 million of merger-related charges and a $175 million loss on assets held for sale or accelerated disposition, totaled $3.1 billion for 1995 compared to $3.0 billion in 1994, excluding $185 million of merger and restructuring-related charges. The slight increase was due primarily to inflation and several acquisitions during 1995, offset by tight expense controls that enabled the corporation to keep expenses essentially flat.

     Total loans at December 31, 1995, were $51.5 billion compared to $46.0 billion at December 31, 1994. The increase was attributable to both acquisitions and new originations, offset by the reclassification of $1.6 billion of loans to assets held for sale or accelerated disposition during the fourth quarter of 1995.

RECENT ACCOUNTING DEVELOPMENTS

In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which is effective for transactions occurring after December 31, 1996 (subsequently amended, in part, to December 31, 1997). This standard requires that, after a transfer of financial assets, an entity recognize the financial and servicing assets it controls and the liabilities it has incurred, and derecognize financial assets when control has been surrendered. It is management's belief that the adoption of this standard will not have a material impact on the corporation or its results of operations.

Management's Report on
   Financial Statements

The accompanying consolidated financial statements and related notes of the corporation were prepared by management in conformity with generally accepted accounting principles. Management is responsible for the integrity and fair presentation of these financial statements.

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

      The Audit and Risk Management Committees of the Board of Directors consist solely of directors who are not employees of the corporation or its subsidiaries. During 1996, the committees met nine times with internal auditors, loan review management, the independent auditors, and representatives of senior management to discuss the results of examinations and to review their activities to ensure that each is properly discharging its responsibilities. The independent auditors, internal auditors, and loan review management have direct and unrestricted access to these committees at all times.

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


/s/ Terrence Murray                           /s/ Eugene M. McQuade

Terrence Murray                               Eugene M. McQuade
Chairman, President, and                      Executive Vice President and
Chief Executive Officer                       Chief Financial Officer

Report of
   Independent Auditors

The Board of Directors and Stockholders of Fleet Financial Group, Inc.:

We have audited the accompanying consolidated balance sheets of Fleet Financial Group, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fleet Financial Group, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                       /s/ KPMG Peat Marwick LLP

Boston, Massachusetts
January 15, 1997

Consolidated Statements of
                    Income

Year ended December 31
Dollars in millions, except per share amounts                     1996       1995       1994
--------------------------------------------------------------------------------------------
Interest and fees on loans and leases                          $ 5,087    $ 4,721    $ 3,694
Interest on securities (includes interest from tax-exempt
  securities of $42 million, $36 million and $33 million in
  1996, 1995 and 1994, respectively)                               755      1,304      1,514
--------------------------------------------------------------------------------------------
      Total interest income                                      5,842      6,025      5,208
--------------------------------------------------------------------------------------------
Interest expense:
   Deposits                                                      1,754      1,726      1,171
   Short-term borrowings                                           295        801        628
   Long-term debt                                                  390        478        362
--------------------------------------------------------------------------------------------
      Total interest expense                                     2,439      3,005      2,161
--------------------------------------------------------------------------------------------
Net interest income                                              3,403      3,020      3,047
--------------------------------------------------------------------------------------------
Provision for credit losses                                        213        101         65
--------------------------------------------------------------------------------------------
Net interest income after provision for credit losses            3,190      2,919      2,982
--------------------------------------------------------------------------------------------
Noninterest income:
   Service charges, fees and commissions                           592        486        441
   Mortgage banking revenue                                        560        511        391
   Investment services revenue                                     372        322        294
   Venture capital revenue                                         106         36          6
   Student loan servicing fees                                      98         72         54
   Trading revenue                                                  55         39         32
   Securities gains (losses)                                        43         32         (1)
   Other                                                           375        357        341
--------------------------------------------------------------------------------------------
      Total noninterest income                                   2,201      1,855      1,558
--------------------------------------------------------------------------------------------
Noninterest expense:
   Employee compensation and benefits                            1,607      1,448      1,428
   Occupancy                                                       284        250        265
   Equipment                                                       266        209        188
   Mortgage servicing rights amortization                          188        190         90
   Intangible asset amortization                                   135        105         65
   Legal and other professional                                    131        102         95
   Marketing                                                        97         93         84
   Merger and restructuring-related charges                         --        490        185
   Loss on assets held for sale or accelerated disposition          --        175         --
   Other                                                           752        678        760
--------------------------------------------------------------------------------------------
      Total noninterest expense                                  3,460      3,740      3,160
--------------------------------------------------------------------------------------------
Income before income taxes                                       1,931      1,034      1,380
Applicable income taxes                                            792        424        531
--------------------------------------------------------------------------------------------
Net income                                                     $ 1,139    $   610    $   849
                                                               =============================

Fully diluted weighted average common shares
  outstanding (in millions)                                      270.4      265.9      264.8
Net income applicable to common shares                         $ 1,067    $   416    $   818
Fully diluted earnings per share                                  3.95       1.57       3.09
Dividends declared                                                1.74       1.63       1.40
                                                               =============================

See accompanying Notes to Consolidated Financial Statements.

Consolidated
            Balance Sheets

December 31
Dollars in millions                                                 1996         1995
-------------------------------------------------------------------------------------
Assets
Cash, due from banks and interest-bearing deposits              $  7,243     $  4,505
Federal funds sold and securities purchased under
  agreements to resell                                             1,772           61
Securities available for sale                                      7,503       18,533
Securities held to maturity (market value: $1,172
  and $782)                                                        1,177          798
Loans and leases                                                  58,844       51,525
Reserve for credit losses                                         (1,488)      (1,321)
-------------------------------------------------------------------------------------
Net loans and leases                                              57,356       50,204
-------------------------------------------------------------------------------------
Mortgage servicing rights                                          1,566        1,276
Mortgages held for resale                                          1,560        2,005
Premises and equipment                                             1,347          991
Intangible assets                                                  1,699        1,116
Other assets                                                       4,295        4,943
-------------------------------------------------------------------------------------
Total assets                                                    $ 85,518     $ 84,432
                                                                =====================

Liabilities
Deposits:
   Demand                                                       $ 17,903     $ 12,305
   Regular savings, NOW, money market                             27,976       22,835
   Time                                                           21,192       21,982
-------------------------------------------------------------------------------------
      Total deposits                                              67,071       57,122
-------------------------------------------------------------------------------------
Federal funds purchased and securities sold under
  agreements to repurchase                                         2,871        7,425
Other short-term borrowings                                          756        5,144
Accrued expenses and other liabilities                             2,291        1,895
Long-term debt                                                     5,114        6,481
-------------------------------------------------------------------------------------
      Total liabilities                                           78,103       78,067
-------------------------------------------------------------------------------------
Stockholders' equity
Preferred stock                                                      953          399
Common stock (shares issued: 263,395,054 in 1996
  and 262,864,257 in 1995; shares outstanding:
  261,992,124 in 1996 and 262,721,926 in 1995)                         3            3
Common surplus                                                     3,145        3,149
Retained earnings                                                  3,342        2,768
Net unrealized gain on securities available for sale                  31           52
Treasury stock, at cost (1,402,930 shares in 1996
  and 142,331 shares in 1995)                                        (59)          (6)
-------------------------------------------------------------------------------------
      Total stockholders' equity                                   7,415        6,365
-------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                      $ 85,518     $ 84,432
                                                                =====================

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Changes in
                    Stockholders' Equity

                                                                                                          Net
                                                                                                   Unrealized
                                                                                                  Gain (Loss)
                                                                  Common                        on Securities
                                               Preferred   Stock at $.01     Common   Retained      Available   Treasury
Dollars in millions, except per share amounts      Stock             Par    Surplus   Earnings       for Sale      Stock      Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                     $   695         $   242    $ 2,625    $ 2,167        $   238    $    (2)   $ 5,965
Net income                                            --              --         --        849             --         --        849
Cash dividends declared on common
  stock ($1.40 per share)                             --              --         --       (192)            --         --       (192)
Cash dividends declared on preferred stock            --              --         --        (15)            --         --        (15)
Cash dividends declared by pooled
  companies prior to mergers                          --              --         --       (109)            --         --       (109)
Redemption of preferred stock                       (138)             --         --         (3)            --         --       (141)
Common stock issued in connection
  with employee benefit plans                         --               4         66         (4)            --          4         70
Adjustment to valuation reserve on
  securities available for sale                       --              --         --         --           (666)        --       (666)
Treasury stock purchased                              --              --         --         --             --       (252)      (252)
Other items, net                                      --              (2)       (79)        26             17         --        (38)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                     $   557         $   244    $ 2,612    $ 2,719        $  (411)   $  (250)   $ 5,471
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                            --              --         --        610             --         --        610
Cash dividends declared on common
  stock ($1.63 per share)                             --              --         --       (274)            --         --       (274)
Cash dividends declared on preferred stock            --              --         --        (17)            --         --        (17)
Cash dividends declared by pooled
  company prior to merger                             --              --         --       (102)            --         --       (102)
Issuance of preferred stock                          125              --         --         --             --         --        125
Common stock issued in connection with:
  Acquisitions                                        --               6        170        (21)            --        234        389
  Employee benefit plans                              --              --         53        (26)            --         97        124
Conversion of dual convertible preferred
  stock to common stock                             (283)             --        427       (156)            --         12         --
Retirement of treasury stock                          --              --       (371)        24             --        347         --
Treasury stock purchased                              --              --         --         --             --       (446)      (446)
Adjustment to valuation reserve on
  securities available for sale                       --              --         --         --            523         --        523
Conversion of par value to
  $.01 per share from $1                              --            (242)       242         --             --         --         --
Other items, net                                      --              (5)        16         11            (60)        --        (38)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                     $   399         $     3    $ 3,149    $ 2,768        $    52    $    (6)   $ 6,365
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                            --              --         --      1,139             --         --      1,139
Cash dividends declared on common
  stock ($1.74 per share)                             --              --         --       (457)            --         --       (457)
Cash dividends declared on preferred stock            --              --         --        (69)            --         --        (69)
Issuance of preferred stock                          650              --        (15)        --             --         --        635
Redemption of preferred stock                        (96)             --         --         (3)            --         --        (99)
Common stock issued in connection with:
  Employee benefit plans                              --              --         30        (31)            --         63         62
  Warrants                                            --              --         15         --             --         --         15
Treasury stock purchased                              --              --         --         --             --       (104)      (104)
Adjustment to valuation reserve on
  securities available for sale                       --              --         --         --            (21)        --        (21)
Other items, net                                      --              --        (34)        (5)            --        (12)       (51)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                     $   953         $     3    $ 3,145    $ 3,342        $    31    $   (59)   $ 7,415
                                                 ===================================================================================

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of
                    Cash Flows

Year ended December 31
Dollars in millions                                                           1996        1995        1994
----------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                                $  1,139    $    610    $    849
Adjustments for noncash items:
   Depreciation and amortization of premises and equipment                     196         165         161
   Amortization of mortgage servicing rights and intangible assets             323         295         155
   Provision for credit losses                                                 213         101          65
   Deferred income tax expense                                                 301          73         130
   Securities (gains) losses                                                   (43)        (32)          1
   Merger and restructuring-related charges                                     --         425         185
   Loss on assets held for sale or accelerated disposition                      --         175          --
Originations and purchases of mortgages held for resale                    (18,760)    (13,349)    (11,549)
Proceeds from sales of mortgages held for resale                            20,025      11,997      14,326
(Increase) decrease in accrued receivables, net                               (430)        118         (98)
Decrease in accrued liabilities, net                                          (224)       (250)       (530)
Other, net                                                                     497         290          80
----------------------------------------------------------------------------------------------------------
      Net cash flow provided by operating activities                         3,237         618       3,775
----------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Purchases of securities available for sale                                  (5,682)    (23,307)    (24,116)
Proceeds from sales of securities available for sale                        16,313      10,836      26,859
Proceeds from maturities of securities available for sale                    4,161      15,473       1,027
Purchases of securities held to maturity                                    (1,125)       (746)     (2,983)
Proceeds from maturities of securities held to maturity                        791       3,462       2,272
Net cash and cash equivalents received (paid) for businesses acquired        2,386      (2,816)        (56)
Loans made to customers, nonbanking subsidiaries                            (1,534)     (1,430)     (1,109)
Principal collected on loans made to customers, nonbanking subsidiaries      1,180         905       1,097
Net decrease (increase) in loans and leases, banking subsidiaries            1,947      (2,446)     (2,640)
Net cash received from divestitures of assets and liabilities                  768          --          --
Proceeds from sales of OREO                                                    102          99         134
Acquisition of minority interest in subsidiary                                  --        (158)         --
Purchases of mortgage servicing rights                                        (293)       (331)       (377)
Purchases of premises and equipment                                           (159)       (136)       (266)
----------------------------------------------------------------------------------------------------------
      Net cash flow provided by (used in) investing activities              18,855        (595)       (158)
----------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Net increase (decrease) in deposits                                         (6,139)     (3,206)      5,077
Net decrease in short-term borrowings                                      (10,104)       (801)     (4,025)
Proceeds from issuance of long-term debt                                       697       3,290       1,385
Repayments of long-term debt                                                (2,108)     (2,740)       (700)
Proceeds from issuance of common stock                                          77         124          70
Proceeds from issuance of preferred stock                                      635         125          --
Redemption and repurchase of common and preferred stock                       (203)       (446)       (393)
Cash dividends paid                                                           (498)       (373)       (299)
----------------------------------------------------------------------------------------------------------
      Net cash flow provided by (used in) financing activities             (17,643)     (4,027)      1,115
----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                         4,449      (4,004)      4,732
----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                               4,566       8,570       3,838
----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                  $  9,015    $  4,566    $  8,570
                                                                          ================================

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated
                    Financial Statements

NOTE 1.

Summary of Significant Accounting Policies

The accounting and reporting policies of Fleet Financial Group (Fleet or corporation) conform to generally accepted accounting principles and prevailing practices within the financial services industry. The corporation is a diversified financial services company headquartered in Boston, Massachusetts, and is organized along functional lines of business, which include: financial services and national consumer, commercial financial services, consumer banking, investment services, treasury and all other.

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The following is a summary of the significant accounting policies:

Basis of Presentation. The consolidated financial statements of Fleet include the accounts of the corporation and its subsidiaries. All material intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to current year classifications.

Cash and Cash Equivalents. For purposes of the Consolidated Statements of Cash Flows, the corporation defines cash and cash equivalents to include cash, due from banks, interest-bearing deposits, and federal funds sold and securities purchased under agreements to resell.

Securities. Securities are classified at the time of purchase, based on management's intentions, as securities held to maturity, securities available for sale or trading account securities.

     Securities held to maturity are those that management has the positive intent and ability to hold to maturity. Securities held to maturity are stated at cost, net of the amortization of any premium and the accretion of any discount. Securities available for sale, which include marketable equity securities, are those that management intends to hold for an indefinite period of time, including securities used as part of the asset/ liability management strategy, that may be sold in response to changes in interest rates, prepayment risk, liquidity needs, the desire to increase capital or other similar factors. Securities available for sale are recorded at their readily determinable fair value. Securities that do not have a readily determinable fair value are stated at cost.

     Unrealized losses on an individual security deemed to be other than temporary are recognized as realized losses in the accounting period in which such determination is made. The specific identification method is used to determine gains and losses on sales of securities.

     Trading account securities, principally debt securities, and other trading instruments, including foreign exchange and interest-rate derivatives, are purchased and held primarily for the purpose of sale in the near term. Realized and unrealized gains and losses on trading instruments are included in trading revenue. Interest income realized on trading instruments is included in interest income.

Loans and Leases. Loans are stated at the principal amounts outstanding, net of unearned income. Loans and leases are placed on nonaccrual status as a result of past-due status or a judgment by management that, although payments are current, such action is prudent. Except in the case of most consumer and residential real estate loans, loans and leases on which payments are past due 90 days or more are placed on nonaccrual status unless they are well-secured and in the process of collection or renewal. Consumer loans, including residential real estate, are placed on nonaccrual status at 120 days past due and generally charged off at 180 days past due. When a loan is placed on nonaccrual status, all interest accrued in the current year, but uncollected, is reversed against interest income; prior year amounts are charged against the reserve for credit losses. Loans can be returned to accrual status when they become current as to principal and interest or demonstrate a period of performance under the contractual terms and, in management's opinion, are fully collectible.

Reserve for Credit Losses. The corporation continually evaluates the reserve for credit losses by performing detailed reviews of certain individual loans and leases in view of the historical net charge-off experience of the portfolio and evaluations of current and anticipated economic conditions and other pertinent factors. Based on these analyses, the reserve for credit losses is maintained at levels considered adequate by management to provide for loan and lease losses inherent in these portfolios.

     Loans and leases, or portions thereof, deemed uncollectible are charged off against the reserve, while recoveries of amounts previously charged off are credited to the reserve. Amounts are charged off once the probability of loss has been established, giving consideration to such factors as the customer's financial condition, underlying collateral and guarantees, and general and industry economic conditions.

     The reserve for credit losses related to loans that are identified as impaired is based on discounted cash flows using the loan's effective interest rate, or the fair value of the collateral for collateral-dependent loans, or the observable market price of the impaired loan.

Mortgages Held for Resale. Mortgages held for resale are recorded at the lower of aggregate cost or market value. Market value is determined by outstanding commitments from investors or by current investor yield requirements.

Mortgage Servicing Rights (MSRs). The corporation recognizes, as separate assets, rights to service mortgage loans. Capitalized MSRs are assessed for impairment based upon the fair value of those rights. Fair values are estimated based on market prices for similar MSRs and on the discounted anticipated future net cash flows considering market consensus loan prepayment predictions, historic prepayment rates, interest rates and other economic factors. For purposes of impairment evaluation and measurement, the corporation stratifies MSRs based on predominant risk characteristics of the underlying loans, including loan type, amortization type (fixed or adjustable), note rate and prepayment risk. To the extent that the carrying value of MSRs exceeds fair value by individual stratum, a valuation reserve is established, which is adjusted in the future as the value of MSRs increases or decreases. The cost of MSRs is amortized in proportion to and over the period of estimated net servicing income. Intangible Assets. The excess of cost over the fair value of net assets acquired (goodwill) is amortized on a straight-line basis over periods of up to 25 years.

     In certain acquisitions, core deposit intangible is recorded and amortized on a straight-line basis over the estimated period benefited, not to exceed ten years. The corporation reviews its intangible assets, including goodwill, for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable.

Long-Lived Assets. Effective January 1, 1996, the corporation adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard requires that long-lived assets and certain identifiable intangibles to be held, be reviewed for impairment whenever management becomes aware of events or changes in circumstances indicating that the carrying amount of an asset may not be recoverable. An impairment loss based on the fair value of the asset is recognized if the expected cash flows from the use and eventual disposition of the asset, on an undiscounted basis and without interest charges, are less than the carrying amount of the asset. Adoption of this standard did not have a material impact on the corporation or its results of operations.

Stock-Based Compensation. Effective January 1, 1996, the corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This standard defines a fair value-based method of accounting for employee stock options and similar equity instruments, but permits companies to continue to use the intrinsic value-based method. The corporation has elected to continue the intrinsic value-based method.

Income Taxes. The corporation records deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Risk-Management Activities. The corporation enters into certain interest-rate instruments, including interest-rate swaps, cap and floor agreements, and futures contracts to manage exposure to interest-rate risk associated with interest-earning assets and interest-bearing liabilities and prepayment risk on mortgage servicing assets. For those interest-rate instruments that alter the repricing characteristics of assets or liabilities, the net differential to be paid or received on the instruments is treated as an adjustment to the yield on the underlying assets or liabilities (the accrual method). For those interest-rate instruments entered into in connection with the securities available for sale portfolio, the instruments are reported at fair value with unrealized gains and losses reflected as a separate component of stockholders' equity, consistent with the reporting of unrealized gains and losses on the securities.

     To qualify for accrual accounting, the interest-rate instrument must be designated to specific assets or liabilities or pools of similar assets or liabilities and must be effective at altering the interest-rate characteristics of the related assets or liabilities. For instruments that are designated to floating-rate assets or liabilities to be effective, there must be high correlation between the floating interest-rate index on the underlying asset or liability and the offsetting rate on the derivative. The corporation measures initial and ongoing correlation by statistical analysis of the relative movements of the interest-rate indices over time.

     The corporation also uses combinations of interest-rate instruments to hedge the value of the mortgage servicing portfolio. Such combinations of instruments are designated as hedges of specific pools of MSRs. To qualify for hedge accounting, such combinations of instruments are entered into simultaneously, resulting in a net purchased option position. Net changes in value of the combination are expected to be highly correlated with changes in the value of the hedged MSRs throughout the hedge period. Net premiums paid are amortized against income over the life of the contract. Changes in the value of combination instruments are treated as adjustments to the carrying value of the hedged MSRs.

     If correlation were to cease on any interest-rate instrument it would then be accounted for as a trading instrument. If an interest-rate instrument designated to interest-earning assets or interest-bearing liabilities is terminated, the gain or loss is deferred and amortized over the shorter of the remaining contractual life or the maturity of the designated assets or liabilities. If the designated asset or liability is sold or settled, or to the extent the balance falls below the notional amount of the instrument, accrual or hedge accounting is discontinued and accounting for trading instruments is applied.

Earnings Per Share. Earnings per share is computed by dividing earnings, after deducting dividends on preferred stock, by the weighted average number of common shares and common stock equivalents outstanding during the period. Common stock equivalents include stock options, rights and warrants.

NOTE 2.

Mergers, Acquisitions and Divestitures

On May 1, 1996, the corporation acquired from National Westminster Plc substantially all of the net assets of the three main operating subsidiaries of NatWest Bancorp (NatWest Bank). NatWest Bank continues its existence as part of Fleet Bank, National Association. In accordance with the NatWest merger agreement, Fleet paid a purchase price at closing of $2.7 billion. Subject to the level of earnings of Fleet Bank, National Association, Fleet may be required to make additional payments (the earnout) of up to $560 million over the next eight years, commencing in 1997. The acquisition of NatWest Bank contributed approximately $13 billion and $18 billion of loans and deposits, respectively and approximately 300 branches in New York and New Jersey. The transaction was accounted for using the purchase method of accounting. Accordingly, the corporation's financial statements include the effect of NatWest only for the period subsequent to the May 1, 1996, acquisition date. Goodwill of approximately $660 million was recorded in connection with this transaction and is being amortized on a straight-line basis over 15 years. Additional goodwill will be recorded for any payments under the earnout.

     On July 31, 1996, the corporation completed the sale of certain assets of Fleet Finance, the corporation's consumer finance subsidiary, including a loan portfolio of approximately $1.2 billion.

     On November 30, 1995, the merger of Shawmut National Corporation (Shawmut Merger) was completed. Under the terms of the Shawmut Merger, which was accounted for as a pooling of interests, approximately 105 million Fleet common shares were exchanged for all of the outstanding Shawmut common shares at an exchange ratio of 0.8922 shares of Fleet for each share of Shawmut. The outstanding preferred stock of Shawmut was exchanged for comparable issues of Fleet preferred stock. The financial information for all prior periods presented has been restated to present the combined financial condition and results of operations of both companies as if the Shawmut Merger had been in effect for all periods presented.

     In connection with the Shawmut Merger, the corporation divested 64 branches as a condition of regulatory approval. The sales, which occurred during 1996, consisted of approximately $2.4 billion in deposits and $1.8 billion in loans. The corporation realized a $42 million after-tax gain as a result of these divestitures.

     On January 27, 1995, the corporation completed its acquisition of NBB Bancorp (NBB). The corporation issued approximately 6.2 million treasury shares with an aggregate carrying value of approximately $200 million as well as approximately $230 million in cash. In addition, Fleet issued 2.5 million warrants to purchase Fleet common stock to NBB stockholders with an exercise price of $43.88 per share and a term of six years. The warrants are exercisable for a five-year period beginning one year after the date of the acquisition. The transaction was accounted for under the purchase method of accounting. Goodwill is being amortized on a straight-line basis over 15 years.

     On January 31, 1995, the corporation completed its purchase of substantially all the assets of the Business Finance Division of Barclays Business Credit, Inc. (Barclays) for approximately $2.6 billion in cash. Barclays continues its existence under the name Fleet Capital. The transaction was accounted for under the purchase method of accounting. Goodwill is being amortized on a straight-line basis over 25 years.

     On February 28, 1995, the corporation completed its tender offer to purchase the approximately 19% publicly held shares of Fleet Mortgage Group
(FMG) common stock for $20.00 per share in cash. Goodwill is being amortized on a straight-line basis over 15 years.

     On March 3, 1995, the corporation acquired Plaza Home Mortgage Corporation (Plaza), which operates a mortgage banking franchise, principally in California, for approximately $88 million in cash. Goodwill is being amortized on a straight-line basis over 15 years. This acquisition added approximately $9.2 billion in mortgage loans serviced and expanded the corporation's mortgage banking franchise by 40 additional offices.

     On June 9, 1995, the corporation completed its acquisition of Northeast Federal Corp. (Northeast) with assets of $3.3 billion. The corporation issued approximately 5.8 million common shares with an aggregate value of approximately $193 million. This acquisition was accounted for under the purchase method of accounting. Goodwill is being amortized on a straight-line basis over 15 years.

     The information below presents, on a pro forma basis, certain historical financial information for the corporation, adjusted for each of the NatWest, NBB, Barclays, FMG, Plaza and Northeast transactions as if such transactions had been consummated on January 1, 1996 and 1995, respectively.

Pro Forma Results

Dollars in millions, except per share data       1996(a)    1995
-----------------------------------------------------------------
Net interest income                              $3,699    $3,995
Net income available to
  common stockholders                             1,000       639
Net income per common share                        3.70      2.41
-----------------------------------------------------------------
Corporation As Reported
Net interest income                              $3,403    $3,020
Net income available to
  common stockholders                             1,067       416
Net income per common share                        3.95      1.57
                                                 ================

(a) Pro forma results include $119 million (after-tax) of special charges recognized by NatWest in 1996 prior to the consummation of the NatWest acquisition.

On January 15, 1997, the corporation announced its intention to sell three business units: Option One Mortgage Corporation, a subsidiary that originates and services residential mortgages nationwide; the indirect auto lending portfolio, a business unit with approximately $2 billion in loans; and the corporate trust unit. The corporation does not expect the disposition of these business units to have a material impact on its operating results.

NOTE 3.

Securities

                                                      1996                                          1995
                                                 Gross       Gross                             Gross        Gross
December 31                     Amortized   Unrealized  Unrealized    Market   Amortized  Unrealized   Unrealized      Market
Dollars in millions                  Cost        Gains      Losses     Value        Cost       Gains       Losses       Value
------------------------------------------------------------------------------------------------------------------------------
Securities available for sale
  U.S. Treasury and
   government agencies             $1,077         $  6        $ --    $1,083     $ 7,891        $ 12         $ 14    $  7,889
  Mortgage-backed securities        5,987           51          32     6,006       8,457          38           25       8,470
  Other debt securities                --           --          --        --       1,621          47            6       1,662
------------------------------------------------------------------------------------------------------------------------------
Total debt securities               7,064           57          32     7,089      17,969          97           45      18,021
------------------------------------------------------------------------------------------------------------------------------
Marketable equity securities          229           28           2       255         359          37            3         393
Other securities                      159           --          --       159         119          --           --         119
------------------------------------------------------------------------------------------------------------------------------
Total securities
  available for sale               $7,452         $ 85        $ 34    $7,503     $18,447        $134         $ 48    $ 18,533
------------------------------------------------------------------------------------------------------------------------------
Securities held to maturity
  State and municipal              $1,054         $  6        $  1    $1,059     $   687        $  9         $  1    $    695
  Other debt securities               123           --          10       113         111          --           24          87
------------------------------------------------------------------------------------------------------------------------------
Total securities
  held to maturity                 $1,177         $  6        $ 11    $1,172     $   798        $  9         $ 25    $    782
------------------------------------------------------------------------------------------------------------------------------
Total securities                   $8,629         $ 91        $ 45    $8,675     $19,245        $143         $ 73    $ 19,315
                                ==============================================================================================

At December 31, 1996, securities available for sale and securities held to maturity with carrying values of $3.8 billion and $868 million, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes, compared to $6.7 billion and $542 million, respectively, at December 31, 1995.

     Proceeds from sales of debt securities available for sale during 1996, 1995 and 1994 were $16 billion, $11 billion and $24 billion, respectively. Gross gains of $73 million and gross losses of $48 million were realized on those sales in 1996, gross gains of $49 million and gross losses of $48 million were realized on those sales in 1995, and gross gains of $24 million and gross losses of $39 million were realized on those sales in 1994. Net realized gains on sales of marketable equity securities were $18 million, $31 million and $14 million in 1996, 1995 and 1994, respectively.

     The amortized cost and estimated market value, by contractual maturity, of debt securities held to maturity and securities available for sale are shown in the following table. Actual maturities may differ from contractual maturities because, in certain cases, borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Maturities of Securities
Available for Sale

December 31, 1996            Within    1 to 5   5 to 10    After 10
Dollars in millions          1 Year     Years     Years       Years       Total
-------------------------------------------------------------------------------
Amortized cost:
  U.S. Treasury and
   government agencies       $    3    $1,074    $   --      $   --      $1,077
  Mortgage-backed
   securities                     1       685       151       5,150       5,987
-------------------------------------------------------------------------------
Total debt securities        $    4    $1,759    $  151      $5,150      $7,064
-------------------------------------------------------------------------------
Percent of total
  debt securities              0.06%    24.90%     2.14%      72.90%     100.00%
Weighted average
  yield(a)                     6.63      6.43      7.48        6.95        6.83
-------------------------------------------------------------------------------
Market value                 $    4    $1,770    $  154      $5,161      $7,089
                             ==================================================

Maturities of Securities
Held to Maturity

December 31, 1996            Within    1 to 5   5 to 10    After 10
Dollars in millions          1 Year     Years     Years       Years       Total
-------------------------------------------------------------------------------
Amortized cost:
  State and municipal        $  877    $  136    $   27      $   14      $1,054
  Other debt securities           6        15        10          92         123
-------------------------------------------------------------------------------
Total debt securities        $  883    $  151    $   37      $  106      $1,177
-------------------------------------------------------------------------------
Percent of total
  debt securities             75.02%    12.83%     3.14%       9.01%     100.00%
Weighted average
  yield(a)                     6.21      7.79      9.10        6.80        6.55
-------------------------------------------------------------------------------
Market value                 $  883    $  154    $   38      $   97      $1,172
                             ==================================================

(a) A tax-equivalent adjustment has been included in the calculations of the yields to reflect this income as if it had been fully taxable. The tax-equivalent adjustment is based upon the applicable federal and state income tax rates.

NOTE 4.

Loans and Leases

December 31
Dollars in millions                 1996        1995        1994        1993        1992
----------------------------------------------------------------------------------------
Loans:
  Commercial and industrial     $ 29,278    $ 23,251    $ 19,675    $ 19,031    $ 18,818
  Commercial real estate:
   Construction                    1,074         606         666         637       1,436
   Interim/permanent               5,379       4,414       4,789       5,279       5,480
  Residential real estate          8,048      11,475       8,529       7,378       7,444
  Consumer                        12,454       9,556      10,893      10,229       9,415
----------------------------------------------------------------------------------------
Loans, net of unearned income     56,233      49,302      44,552      42,554      42,593
----------------------------------------------------------------------------------------
Lease financing:
  Lease receivables                2,587       2,267       1,765       1,291       1,194
  Estimated residual value           688         520         212         165         172
  Unearned income                   (664)       (564)       (494)       (297)       (237)
----------------------------------------------------------------------------------------
Lease financing, net of
  unearned income(a)               2,611       2,223       1,483       1,159       1,129
----------------------------------------------------------------------------------------
Total loans and leases,
  net of unearned income        $ 58,844    $ 51,525    $ 46,035    $ 43,713    $ 43,722
                                ========================================================

(a) The corporation's leases consist principally of full-payout, direct-financing leases. The corporation's investment in leverage leases totaled $644 million and $455 million for 1996 and 1995, respectively. For federal income tax purposes, the corporation has the tax benefit of depreciation on the entire leased unit and interest on the long-term debt. Deferred taxes arising from leverage leases totaled $344 million in 1996 and $182 million in 1995. Future minimum lease payments to be received are $498 million in 1997; $439 million in 1998; $351 million in 1999; $282 million in 2000; $208 million in 2001; $809 million in 2002 and thereafter.

Total loans and leases increased $7.3 billion from $51.5 billion at December 31, 1995 to $58.8 billion at December 31, 1996, due primarily to the NatWest acquisition, which added approximately $13 billion of loans and leases. This increase was partially offset by the securitization of $2.0 billion of residential real estate loans that have been reclassified to securities for liquidity and collateral purposes, as well as $1.8 billion of divestitures as a result of the Shawmut Merger. Concentrations of Credit Risk. Although the corporation is engaged in business nationwide, the lending done by the banking subsidiaries is concentrated primarily in New England, New York and New Jersey.

NOTE 5.

Reserve for Credit Losses

Reserve for Credit Losses Activity

Year ended December 31
Dollars in millions                            1996          1995          1994
-------------------------------------------------------------------------------
Balance at beginning of year                $ 1,321       $ 1,496       $ 1,669
Provision charged to income                     213           101            65
Loans and leases charged off                   (484)         (418)         (377)
Recoveries of loans and
  leases charged off                            114           116           138
Acquisitions/other                              324            26             1
-------------------------------------------------------------------------------
Balance at end of year                      $ 1,488       $ 1,321       $ 1,496
                                            ===================================

Acquisitions/other includes reserves acquired as a result of acquisitions, offset in part by reserve transfers to the FDIC and reserves related to assets held for sale or accelerated disposition. During 1996, acquisitions/other activity relates primarily to $335 million of reserves acquired in the NatWest acquisition.

NOTE 6.

Nonperforming Assets

December 31
Dollars in millions                         1996      1995      1994      1993      1992
----------------------------------------------------------------------------------------
Nonperforming loans and leases:
  Current or less than 90 days past due   $  264    $  157    $  186    $  254    $  622
  Noncurrent                                 432       283       480       584       885
OREO                                          27        59        95       200       507
----------------------------------------------------------------------------------------
Total NPAs(a)                             $  723    $  499    $  761    $1,038    $2,014
----------------------------------------------------------------------------------------
NPAs as a percent of outstanding
  loans, leases and OREO                    1.23%     0.97%     1.65%     2.35%     4.53%
----------------------------------------------------------------------------------------
Accruing loans and leases
  contractually past due
  90 days or more                         $  247    $  198    $  139    $  120    $  163
                                          ==============================================

(a) Excludes $265 million and $317 million of NPAs classified as held for sale or accelerated disposition at December 31, 1996 and 1995, respectively.

Nonperforming assets (NPAs) increased $224 million from December 31, 1995, to December 31, 1996, including $196 million of NPAs related to NatWest.

     The gross interest income that would have been recorded if the nonperforming loans and leases had been current in accordance with their original terms, and had been outstanding throughout the period (or since origination if held for part of the period), was $71 million, $59 million and $66 million in 1996, 1995 and 1994, respectively. The actual amount of interest income on those loans included in net income for the period was $18 million, $26 million and $19 million in 1996, 1995 and 1994, respectively.

          The following table displays the status of impaired loans at the respective year-ends.

Impaired Loans

December 31
Dollars in millions                                      1996          1995
---------------------------------------------------------------------------
Impaired loans with a reserve                            $359          $207
Impaired loans without a reserve                          154            88
---------------------------------------------------------------------------
Total impaired loans                                      513           295
Reserve for impaired loans(a)                             103            54
---------------------------------------------------------------------------
Average balance of impaired loans
  during the year                                         471           428
                                                         ==================

(a) The reserve for impaired loans is part of Fleet's overall reserve for credit losses.

Substantially all of the impaired loans were on nonaccrual status and the amount of interest income recognized on impaired loans during 1996 and 1995 was not material. The corporation has no material outstanding commitments to lend additional funds to customers whose loans have been placed on nonperforming status or the terms of which have been modified.

NOTE 7.

Mortgage Servicing Rights

The corporation's MSRs activity for the years ended December 31, 1996, 1995 and 1994 is as follows:

Mortgage Servicing Rights

Year ended December 31
Dollars in millions                            1996          1995          1994
-------------------------------------------------------------------------------
Balance at beginning of year                $ 1,276       $   840       $   579
Additions:
  Originated                                     82            50            --
  Acquired                                      346           628           377
Sales                                           (39)          (52)          (26)
Deferred hedge loss                              40            --            --
Amortization                                   (187)         (142)          (90)
(Increase)/decrease in
  impairment reserve                             48           (48)           --
-------------------------------------------------------------------------------
Balance at end of year                      $ 1,566       $ 1,276       $   840
                                            ===================================

The aggregate fair value of the corporation's MSRs was approximately $1.8 billion as of December 31, 1996. The corporation adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights," as of April 1, 1995. The incremental impact of capitalizing originated MSRs in accordance with this standard resulted in an increase of $82 million and $50 million in mortgage production revenues for the years ended December 31, 1996 and 1995, respectively.

NOTE 8.

Merger and Restructuring - Related Liabilities

In connection with the allocation of the NatWest purchase price, the corporation recognized a restructuring liability of $250 million. This liability includes personnel charges of $130 million which relate primarily to the costs of employee severance, termination of certain employee benefit plans, and employee assistance for separated employees. Facilities charges of $42 million are the result of the consolidation of back-office operations and consist of lease termination costs, write-downs of owned properties to be sold and other facilities-related costs. Data processing costs of $27 million consist primarily of the write-off of duplicate or incompatible systems hardware and software. Other merger expenses of $51 million consist primarily of transaction-related costs, such as professional and other fees.

     During 1995, the corporation recorded merger and restructuring-related charges totaling $490 million in connection with the Shawmut Merger.

     The following table presents a summary of activity with respect to the Shawmut Merger and restructuring-related liabilities pertaining to the NatWest acquisition.

Merger and Restructuring-Related Liabilities

Year ended December 31                          NatWest     Shawmut     Shawmut
Dollars in millions                                1996        1996        1995
-------------------------------------------------------------------------------
Balance at beginning of year                      $  --       $ 335       $  --
Provision charged against income                     --          --         490
Restructuring liability                             250          --          --
Cash outlays                                       (111)       (174)        (65)
Noncash write-downs                                 (50)         (3)        (90)
-------------------------------------------------------------------------------
Balance at end of year                            $  89       $ 158       $ 335
                                                  =============================

Cash outlays have consisted primarily of severance costs. The corporation's liquidity has not been significantly affected by these cash outlays and future cash outlays are not anticipated to significantly impact the corporation's liquidity. During 1996 and 1995, $43 million and $15 million, respectively, of incremental costs were incurred relating to the NatWest acquisition and the Shawmut Merger and have not been charged against the merger and restructuring accrual. It is anticipated that approximately $14 million of additional incremental costs will be incurred in 1997. The corporation expects that the remaining accrual balances at December 31, 1996, will be sufficient to absorb the remaining merger and restructuring-related costs.

NOTE 9.

Short-Term Borrowings

                                                   Securities
                                     Federal       Sold Under                         Other        Total
                                       Funds    Agreements to     Commercial     Short-Term   Short-Term
Dollars in millions                Purchased       Repurchase          Paper     Borrowings   Borrowings
--------------------------------------------------------------------------------------------------------
1996
Balance at December 31               $   488          $ 2,382        $   676        $    81      $ 3,627
Highest balance at any month-end       1,221            3,579          2,889          3,801       10,705
Average balance for the year             838            2,730          1,368            908        5,844
Weighted average interest rate
  as of December 31                     5.54%            4.72%          5.41%          5.25%        4.96%
Weighted average interest rate
  paid for the year                     5.21             4.63           5.46           5.54         5.05
--------------------------------------------------------------------------------------------------------
1995
Balance at December 31               $ 4,461          $ 2,964        $ 2,138        $ 3,006      $12,569
Highest balance at any month-end       4,840            6,944          2,138          4,912       16,557
Average balance for the year           4,451            5,159          1,582          2,854       14,046
Weighted average interest rate
  as of December 31                     5.20%            5.21%          5.86%          5.54%        5.40%
Weighted average interest rate
  paid for the year                     6.02             5.70           6.07           4.98         5.69
--------------------------------------------------------------------------------------------------------
1994
Balance at December 31               $ 2,753          $ 6,170        $   835        $ 2,828      $12,586
Highest balance at any month-end       4,368           10,835          1,199          5,041       18,069
Average balance for the year           3,943            7,769          1,005          2,638       15,355
Weighted average interest rate
  as of December 31                     5.14%            5.69%          5.96%          5.51%        5.55%
Weighted average interest rate
  paid for the year                     4.22             4.05           4.36           3.94         4.07
                                     ===================================================================

     Federal funds purchased and securities sold under agreements to repurchase generally mature within 30 days of the transaction date. The corporation generally maintains the control of the securities in repurchase transactions. Commercial paper and other short-term borrowings generally mature within 90 days, although commercial paper may have a term of up to 270 days.

NOTE 10.

Long-Term Debt

December 31                                      Maturity
Dollars in millions                                  Date     1996     1995
---------------------------------------------------------------------------
Senior notes and debentures Parent company:
  8.875% notes                                       1996   $   --   $  150
  MTNs 5.60%-7.18%                              1997-2005      218      501
  7.65%-8.125% notes                                 1997      200      200
  7.25% notes                                   1997-1999      400      400
  6.00% notes                                        1998      250      250
  7.125% notes                                       2000      250      250
  Floating-rate note                                 2000       50       50
  Other                                              2013        1        1
---------------------------------------------------------------------------
Total parent company                                         1,369    1,802
---------------------------------------------------------------------------
Affiliates:
  9.98% notes                                        1996       --       70
  Floating-rate bank notes                           1996       --      840
  7.03% bank notes                                   1996       --       50
  Floating-rate notes                                1997      350      350
  6.125% notes                                       1997      150      150
  6.50% notes                                   1999-2000      350      350
  MTNs 5.72%-7.48%                              1997-2003      209      394
  FHLB borrowings                               1997-2016      170      629
  Other                                         1997-2026       82       12
---------------------------------------------------------------------------
Total affiliates                                             1,311    2,845
---------------------------------------------------------------------------
Total senior notes and debentures                            2,680    4,647
---------------------------------------------------------------------------
Subordinated notes and debentures:
  Floating-rate subordinated notes                   1996       --       50
  Floating-rate subordinated notes                   1998      100      100
  7.625%-9.85% subordinated notes                    1999      450      450
  7.30%-7.75% subordinated MTNs                      2011      100       --
  9.00%-9.90% subordinated notes                     2001      325      325
  6.875%-7.20% subordinated notes                    2003      300      300
  8.125% subordinated notes                          2004      250      250
  8.625% subordinated notes                          2005      250      250
  7.125% subordinated notes                          2006      300       --
  8.625% subordinated notes                          2007      107      107
  Other                                              1997        2        2
---------------------------------------------------------------------------
Total subordinated notes
  and debentures                                             2,184    1,834
---------------------------------------------------------------------------
Company-Obligated Mandatorily
  Redeemable Capital Securities
  of Fleet Capital Trust                                       250       --
---------------------------------------------------------------------------
Total long-term debt                                        $5,114   $6,481
                                                ===========================

     Total credit facilities available were $1.0 billion with no amount outstanding at December 31, 1996, compared to $2.8 billion with $430 million outstanding at December 31, 1995. During 1996, the corporation and its subsidiaries paid commitment fees ranging from .10% to .125% on the credit facilities.

Fleet has shelf registrations with the Securities and Exchange Commission (SEC), providing for the issuance of common and preferred stock, senior or subordinated debt securities and other debt securities. The total amount of funds available as of December 31, 1996, under the corporation's shelf registrations was $963 million.

     During 1996, the corporation formed a new statutory business trust, Fleet Capital Trust II (Trust II), of which the corporation owns all of the common stock. Trust II exists for the sole purpose of issuing trust securities and investing the proceeds thereof in an equivalent amount of subordinated debt securities of Fleet. On December 11, 1996, Trust II completed a $250 million underwritten public offering of 250,000, 7.92% Company-Obligated Mandatorily Redeemable Capital Securities of Fleet Capital Trust (capital securities). The sole asset of Trust II is $250 million of Fleet's 7.92% junior subordinated deferrable interest debentures due in 2026 (subordinated debt securities), purchased by Trust II on December 11, 1996. The subordinated debt securities are unsecured obligations of Fleet and are subordinate and junior in right of payment to all present and future senior indebtedness of Fleet. The subordinated debt securities and related income statement effects are eliminated in the corporation's consolidated financial statements. Fleet fully and unconditionally guarantees the Trust's obligations under the capital securities. Fleet has entered into a guarantee, which together with Fleet's obligations under the subordinated debt securities and the declaration of trust governing Trust II, including its obligations to pay costs, expenses, debts and liabilities of Trust II (other than the trust securities), provides a full and unconditional guarantee of amounts on the capital securities.

     During 1996, the corporation issued $300 million of 7.125% subordinated notes and $100 million of subordinated medium-term notes (MTNs) (callable four years from issuance) with interest rates ranging from 7.30% to 7.75%, which the corporation used to assist in the funding of the acquisition of NatWest. The corporation simultaneously entered into interest-rate swap agreements that effectively converted the $400 million of fixed-rate notes into floating-rate notes with initial current rates between 5.65% and 5.85%.

     The $218 million of MTNs consists of $180 million of floating-rate notes that have interest based on the London Interbank Offered Rate (LIBOR) and $38 million of fixed-rate notes. All of the parent company fixed-rate senior notes pay interest semiannually, provide for single principal payments and are not redeemable prior to maturity. The $50 million floating-rate notes interest is based on the 3-month LIBOR rate payable quarterly and is not redeemable prior to maturity.

     Long-term senior borrowings of affiliates include $150 million of 6.125% notes, $350 million of 6.50% notes issued by FMG and $209 million of MTNs. The $350 million of floating-rate notes due 1997 were issued by subsidiary banks and have a rate that floats with LIBOR. These notes are secured by the bank's qualifying student loan portfolios or collateralized by mortgage-backed securities.

     The fixed-rate subordinated notes all provide for single principal payments at maturity with the exception of $150 million of 9.85% subordinated notes and $100 million of subordinated MTNs. The 9.85% subordinated notes mature on June 1, 1999, and, at the corporation's option, the notes will be exchanged for either common stock, preferred stock or certain other primary capital securities of the corporation having a market value equal to the principal amount of the notes, or will be repaid from the proceeds of other issuances of such securities. The corporation may, however, at its option, revoke its obligation to redeem the notes with capital securities based upon the capital treatment of the notes by its primary regulator or consent by its primary regulator for such revocation. The holders of the capital notes are subordinate in rights to depositors and other creditors.

     The floating-rate subordinated notes due 1998 are redeemable at the option of the corporation, in whole or in part, at their principal amount plus accrued interest. These notes pay interest based on the 3-month LIBOR, reset quarterly.

     As part of its interest-rate risk-management process, the corporation uses interest-rate swaps to modify the repricing and maturity characteristics of certain long-term debt. These interest-rate risk-management activities are discussed in greater detail in Note 15.

     The aggregate payments required to retire long-term debt are: $1,089 million in 1997; $616 million in 1998; $806 million in 1999; $507 million in 2000; $326 million in 2001; and $1,770 million thereafter.

NOTE 11.

Preferred Stock

The following is a summary of the corporation's preferred stock outstanding at December 31, 1996 and 1995:

Preferred Stock

December 31                                                Outstanding   Outstanding        Earliest                   Interest
Dollars in millions,                 Stated                         at            at      Redemption      Redemption        Per
except per share data                 Value       Shares          1996          1995            Date           Price(a)   Share(b)
-------------------------------------------------------------------------------------------------------------------------------
10.12% Series III
  perpetual preferred              $   1.00      519,758        $   --        $   50      06/01/1996        $ 105.06         25%
9.375% Series IV
  perpetual preferred                  1.00      478,838            --            46      12/01/1996          100.00         25
7.25% Series V
  perpetual preferred                250.00    1,100,000           275            --      04/15/2001          250.00         10
6.75% Series VI
  perpetual preferred                250.00      600,000           150            --      04/15/2006          250.00         20
6.60% Series VII cumulative(c)       250.00      700,000           175            --      04/01/2006          250.00         20
6.59% Series VIII
  noncumulative(d)                   250.00      200,000            50            --      10/01/2001          250.00         20
9.30% cumulative                     250.00      575,000           144           144      10/15/1997          250.00         10
9.35% cumulative                     250.00      500,000           125           125      01/15/2000          250.00         10
Cumulative and adjustable(e)          50.00      688,700            34            34         Current           50.00
-------------------------------------------------------------------------------------------------------------------------------
Total preferred stock                                           $  953        $  399
                                   ============================================================================================

(a)  Plus accrued but unpaid dividends.
(b)  Represents ownership interest in depositary shares.
(c) After April 1, 2006, the rate will adjust based on a U.S. Treasury security rate.
(d) After October 1, 2006, the rate will adjust based on a U.S. Treasury security rate.
(e) Floating rates are based on certain money market rates. The minimum and maximum rates are 6.00% and 12.00%, respectively.

The corporation redeemed all of the outstanding shares of its Series IV perpetual preferred stock at its stated value and all of the outstanding shares of its Series III perpetual preferred stock at a price of $26.265 per depositary share resulting in a premium of $2.6 million. The premium resulted in a decrease in retained earnings and approximately a $.01 reduction in fully diluted earnings per share in 1996. The corporation also issued Series V through Series VIII in 1996 for general corporate purposes and to assist in the funding of the NatWest acquisition.

     On December 30, 1996, the corporation and Fleet Capital Trust I (Trust I) launched an exchange offer pursuant to which Trust I would exchange 8.00% capital securities for the corporation's depositary shares, each representing a 1/10 interest in a share of the corporation's Series V 7.25% Perpetual Preferred Stock. The exchange offer was consummated on February 4, 1997, and resulted in an exchange of 3.4 million capital securities with an aggregate liquidation value of $84 million for 3.4 million depositary shares (335 thousand shares of Series V preferred stock).

     Dividends on shares of each preferred stock issue are payable quarterly. All the preferred stock outstanding has preference over the corporation's common stock with respect to the payment of dividends and distribution of assets in the event of a liquidation or dissolution of the corporation. Except in certain circumstances, the holders of preferred stock have no voting rights.

NOTE 12.

Common Stock

At December 31, 1996, Fleet had 600 million common shares authorized for issuance, with 261,992,124 common shares outstanding. Shares reserved for future issuance in connection with the corporation's stock plans, outstanding rights and warrants, and stock options totaled 36,115,015.

     On December 31, 1995, the corporation's dual convertible preferred stock
(DCP) was converted into approximately 16 million shares of Fleet common stock at a conversion price of $17.65 per common share. The holders of the DCP received an additional 3.9 million common shares as part of the consideration for the exchange. These additional shares were exchanged at the closing market price of Fleet common shares on the day of the conversion and treated as a reduction of retained earnings and earnings available to common shareholders. This exchange resulted in a $0.59 reduction to fully diluted earnings per share for 1995.

     The following table presents the warrants that are outstanding as of December 31, 1996:

Stock Warrants

December 31, 1996                            Exercise       Expiration
Shares in millions               Shares         Price             Date
----------------------------------------------------------------------
                                    6.5      $  17.65          7/12/01
                                    2.5         43.88          1/27/01
                                    ==================================

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

NOTE 13.

Employee Benefits

Stock Option Plan. The corporation has a stock option plan under which incentive and nonqualified stock options are granted to certain employees for the purchase of Fleet common stock at the fair value on the date of grant. Options granted under the plan generally vest over a three- to five-year period and expire at the end of 10 years.

The following tables summarize information about stock options:

Stock Options

                                                  1996                            1995                            1994
                                                  Weighted Average                Weighted Average                Weighted Average
December 31                               Shares    Exercise Price        Shares    Exercise Price        Shares    Exercise Price
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at
  beginning of year                   11,407,703            $32.35    10,109,283            $27.35     8,599,145            $23.87
Granted                                4,043,965             46.06     5,408,365             34.75     3,442,879             31.68
Exercised                             (2,519,800)            24.56    (3,517,294)            22.42    (1,220,294)            14.80
Forfeited                               (504,330)            37.07      (592,651)            27.84      (712,447)            27.76
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year            12,427,538            $38.20    11,407,703            $32.35    10,109,283            $27.35
----------------------------------------------------------------------------------------------------------------------------------
Options exercisable at end of year     3,977,251            $30.10     4,937,988            $25.38     3,347,706            $23.13
                                      ============================================================================================

Stock Options Outstanding and Exercisable

December 31, 1996                     Options Outstanding                    Options Exercisable
------------------------------------------------------------------------------------------------------
                                 Weighted Average
Range of                Number          Remaining   Weighted Average         Number   Weighted Average
Exercise Prices    Outstanding   Contractual Life     Exercise Price    Outstanding     Exercise Price
------------------------------------------------------------------------------------------------------
  $  7-$30           2,252,637          5.6 years           $  23.99      2,010,101           $  23.49
  $ 31-$40           3,158,006          7.3 years              35.25      1,376,940              34.86
  $ 41-$55           7,016,895          9.3 years              44.10        590,210              41.39
------------------------------------------------------------------------------------------------------
  $  7-$55          12,427,538          8.1 years           $  38.20      3,977,251           $  30.10
                    ==================================================================================

Restricted Stock Plan. The corporation has a restricted stock plan under which key employees are awarded shares of the corporation's common stock subject to certain vesting requirements.

     Certain restricted stock granted in 1996 and 1994 vests, in whole or in part, on the third anniversary of the award only if certain preestablished performance goals are attained. The remaining restricted stock vests ratably over three years. During 1996, 1995 and 1994, grants of 97,000, 51,000 and 91,250 shares of restricted stock were made. As of December 31, 1996, 1995 and 1994, outstanding shares totaled 304,750, 224,750 and 323,734, respectively, with average grant prices of $35.67, $33.40 and $26.38, respectively. Compensation cost recognized for restricted stock during 1996, 1995 and 1994 was $3 million, $2 million and $5 million, respectively.

Pro Forma Fair Value Information. Pro forma net income and earnings per share information, as required by SFAS No. 123, has been calculated as if the corporation had accounted for employee stock options and other stock-based compensation under the fair value method. The fair value was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 6.39% for 1996 and 6.36% for 1995, a dividend yield approximating the current yield, volatility of the corporation's common stock of 25%, and a weighted average expected life of the stock options of 7 years and for restricted stock of 3 years. The weighted average grant date fair values of stock options granted during 1996 and 1995 were $12.57 and $11.56, respectively.

     The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the use of highly subjective assumptions, including the expected stock price volatility. Because the corporation's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock-based compensation.

     For purposes of pro forma disclosures, the estimated fair value is amortized on a straight-line basis over the vesting period.

Pro Forma Information

Dollars in millions,
except per share data                             1996          1995
--------------------------------------------------------------------
Net income                     As reported    $  1,139       $   610
                                 Pro forma       1,131           597
Fully diluted                  As reported        3.95          1.57
  earnings per share             Pro forma        3.93          1.52
                               =====================================

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

     The corporation also maintains supplemental, noncontributory defined benefit plans covering certain employees whose benefits exceed the Internal Revenue Service limitation under the corporation's qualified defined benefit plans.

Funded Status of Pension Plans

                                                       Overfunded             Underfunded
December 31                                               Plans                  Plans
Dollars in millions                                1996          1995      1996          1995
---------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
  Vested                                          $ 539         $ 343     $  63         $  42
  Nonvested                                          45            36         3             4
---------------------------------------------------------------------------------------------
Accumulated benefit
  obligation                                        584           379        66            46
Effect of projected future
  compensation levels                               192           132        21            25
---------------------------------------------------------------------------------------------
Projected benefit obligation                        776           511        87            71
Plan assets at fair value                           915           522         8             5
---------------------------------------------------------------------------------------------
Plan assets in excess of
  (less than) projected
  benefit obligation                                139            11       (79)          (66)
Unrecognized net transition
  (asset) obligation                                 (5)          (11)        5            11
Unrecognized prior
  service cost                                       25            28        12             8
Unrecognized net loss                                32            86        22            21
Additional minimum liability                         --            --       (19)          (13)
---------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                    $ 191         $ 114     $ (59)        $ (39)
                                                  ===========================================

Components of Pension Expense

Year ended December 31
Dollars in millions                  1996          1995            1994
-----------------------------------------------------------------------
Service cost for benefits
  earned during the year           $   43        $   29          $   37
Interest cost on projected
  benefit obligation                   57            35              31
Actual return
  on plan assets                      (89)          (72)             (3)
Net amortization
  and deferral                         20            39             (32)
-----------------------------------------------------------------------
Net pension expense                $   31        $   31          $   33
-----------------------------------------------------------------------
Actuarial assumptions:
Discount rate                        7.85%         7.25%           8.50%
Return on plan assets               10.00         10.00      8.85-10.00
Compensation increase                5.00          5.00       4.50-5.00
                                   ====================================

The Shawmut Merger resulted in settlement and curtailment charges relating to the pension plans of $44 million, which are included in merger and restructuring-related charges in the accompanying statement of income for the year ended December 31, 1995. Effective January 1, 1997, the corporation amended the defined benefit pension plan that covers the majority of its employees from a final average pay plan to a cash balance plan. The amended plan is not reflected in the table showing the funded status of the pension plans. The plan change will be reflected beginning in 1997.

     The corporation maintains various defined contribution savings plans covering substantially all employees. The corporation's savings plan expense was $39 million, $34 million and $28 million for 1996, 1995 and 1994, respectively. Postretirement Benefits. In addition to providing pension benefits, the corporation provides health care cost assistance and life insurance benefits for retired employees. The cost of providing these benefits was $13 million, $21 million and $22 million in 1996, 1995 and 1994, respectively.

Funded Status of Postretirement Plan

December 31
Dollars in millions                                     1996           1995
---------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                             $ 135          $ 117
  Fully eligible active plan participants                  3              5
  Other active plan participants                           3              3
---------------------------------------------------------------------------
  Total accumulated postretirement
   benefit obligation                                    141            125
Plan assets at fair value                                 16              8
---------------------------------------------------------------------------
Plan assets (less than)
  projected benefit obligation                          (125)          (117)
Unrecognized net (gain) loss                             (10)            (1)
Unrecognized transition obligation                        69             79
---------------------------------------------------------------------------
Accrued postretirement benefit cost                    $ (66)         $ (39)
                                                       ====================

Components of Postretirement

Benefit Expense

Year ended December 31
Dollars in millions                        1996          1995         1994
--------------------------------------------------------------------------
Service cost                             $    1        $    1       $    3
Interest cost                                10            12           11
Net amortization and deferral                 4             8            8
Actual return on plan assets                 (2)           --           --
--------------------------------------------------------------------------
Net postretirement benefit expense       $   13        $   21       $   22
--------------------------------------------------------------------------
Actuarial assumptions:
  Discount rate                            7.85%         7.25%        8.50%
  Return on plan assets                   10.00         10.00         8.85
                                         =================================

The Shawmut Merger resulted in settlement and curtailment charges relating to the postretirement plan of $23 million, which are included in merger and restructuring-related charges in the accompanying statement of income for the year ended December 31, 1995.

     The health care cost-trend rate was 9.50% as of December 31, 1996, decreasing gradually to 4.50% through the year 2001 and level thereafter. The health care cost-trend rate assumption has a minimal effect on the amounts reported. For example, increasing the assumed health care cost-trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996, by $2.4 million, and the aggregate of the service cost and interest cost components of the net periodic postretirement benefit cost for 1996 by approximately $354 thousand.

NOTE 14.

Income Taxes

The current and deferred components of income tax expense for the years ended December 31, 1996, 1995 and 1994 are as follows:

Income Tax Expense

December 31
Dollars in millions                   1996         1995         1994
--------------------------------------------------------------------
Current income taxes:
  Federal                            $ 267        $ 346        $ 323
  State and local                       79           65           78
--------------------------------------------------------------------
                                       346          411          401
Deferred income tax expense:
  Federal                              371           11          107
  State and local                       75            2           23
--------------------------------------------------------------------
                                       446           13          130
Total:
  Federal                              638          357          430
  State and local                      154           67          101
--------------------------------------------------------------------
Applicable income taxes              $ 792        $ 424        $ 531
                                     ===============================

The deferred tax expense of $446 million and $13 million in 1996 and 1995, respectively, includes a benefit of $51 million and $29 million, respectively, due to a change from the beginning of the respective year's deferred tax asset valuation reserve, related primarily to state deferred tax assets.

     The income tax expense for the years ended December 31, 1996, 1995 and 1994 varied from the amount computed by applying the statutory income tax rate to income before taxes. The reasons for the differences are as follows:

Statutory Rate Analysis

December 31                                      1996     1995          1994
----------------------------------------------------------------------------
Tax at statutory rate                            35.0%    35.0%         35.0%
Increases (decreases) in taxes resulting from:
  State and local income taxes, net
  of federal income tax benefit                   5.2      4.2           4.6
  Goodwill amortization                           1.7      1.7           0.3
  Merger-related costs                             --      1.4           0.7
  Change in federal valuation reserve              --       --          (0.8)
  Tax-exempt income                              (1.0)    (1.8)         (1.5)
  Other, net                                      0.1      0.4          (0.1)
----------------------------------------------------------------------------
Effective tax rate                               41.0%    40.9%         38.2%
                                                 ===========================

The corporation has state net operating loss carryforwards of approximately $408 million and $474 million at December 31, 1996 and 1995, respectively. These carryforwards will begin to expire in 1997 and continue through 2011.

     Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the corporation's deferred tax assets and deferred tax liabilities as of December 31, 1996 and 1995 are presented in the following table:

Net Deferred Tax Assets

December 31
Dollars in millions                          1996            1995
-----------------------------------------------------------------
Deferred tax assets:
  Reserve for credit losses                $  588          $  495
  Expenses not currently deductible           197             326
  Purchase accounting adjustments, net         82              --
  Other                                       326             356
-----------------------------------------------------------------
  Total gross deferred tax assets           1,193           1,177
   Less: valuation reserve                     24              75
-----------------------------------------------------------------
     Deferred tax assets                    1,169           1,102
-----------------------------------------------------------------
Deferred tax liabilities:
  Lease financing                             528             326
  Mortgage banking                            283             115
  Other                                       242             422
-----------------------------------------------------------------
Total gross deferred tax liabilities        1,053             863
-----------------------------------------------------------------
Net deferred tax assets                    $  116          $  239
                                           ======================

The realization of the corporation's net deferred tax assets is dependent upon the ability to generate taxable income in future periods and upon the reversal of existing deferred tax liabilities.

     The corporation has evaluated the available evidence supporting the realization of its gross deferred tax assets of $1.2 billion at both December 31, 1996 and 1995, including the amount and timing of future taxable income, and has determined it is more likely than not that the asset will be realized. Given the nature of state tax laws, the corporation believes that uncertainty remains concerning the realization of tax benefits in various state jurisdictions, therefore state valuation reserves of $24 million and $75 million have been established at December 31, 1996 and 1995, respectively. These benefits may, however, be recorded in the future either as realized or as it becomes more likely than not, in the corporation's best judgment, that such tax benefits or portions thereof will be realized.

NOTE 15.

Trading Activities, Other Derivative Financial Instruments and Off-Balance-Sheet Items

Trading Activities. All of the corporation's trading positions are currently stated at market value with realized and unrealized gains and losses reflected in other noninterest income. The corporation recognized trading revenue of $55 million, $39 million and $32 million for 1996, 1995 and 1994, respectively. Trading revenue is composed of gains and losses resulting from trading positions taken by the corporation in debt securities, foreign exchange contracts and interest-rate contracts.

     Trading positions in debt securities consist of U.S. federal and state government and agency securities. The types of interest-rate contracts traded include interest-rate swaps, caps, floors and collars as well as futures and options contracts. Foreign exchange contracts consist primarily of foreign exchange forwards and foreign currency options and futures contracts.

     Notional principal amounts are a measure of the volume of agreements transacted, but the level of credit exposure is significantly less. The amount of credit exposure can be estimated by calculating the cost to replace, on a present value basis and at current market rates, all profitable contracts outstanding at year-end. Credit exposure disclosures relate to accounting losses that would be recognized if the counterparties completely failed to perform their obligations. To manage its level of credit exposure, the corporation deals with counterparties of good credit standing, establishes counterparty credit limits and enters into netting agreements whenever possible.

     Interest-rate and foreign exchange instrument activities are subject to credit review, analysis and approval process. Netting agreements contain rights of offset that provide for the net settlement of certain contracts with the same counterparty in the event of default. Gross credit exposure amounts are presented below and disregard any netting agreements. The following table represents the notional or contractual amount of Fleet's off-balance-sheet trading-instruments and related credit exposure.

Trading Instruments with
Off-Balance-Sheet Risk

                                    Contract or
                                      Notional                     Credit
Dollars in millions                    Amount                     Exposure
December 31                       1996          1995          1996          1995
--------------------------------------------------------------------------------
Interest-rate contracts         $8,205        $4,568        $   55        $   45
Foreign exchange
  contracts                      3,381         5,341            55           153
                                ================================================

The amounts disclosed below represent the end-of-period fair value of derivative financial instruments held or issued for trading purposes and the average aggregate fair values during the year for those instruments.

Trading Instruments

                                     Fair Value      Average
December 31, 1996                     (Carrying         Fair
Dollars in millions                     Amount)        Value
-------------------------------------------------------------
Interest-rate contracts:
  Assets                                   $ 55         $ 48
  Liabilities                               (45)         (39)
Foreign exchange contracts:
  Assets                                     55           79
  Liabilities                               (52)         (75)
                                           =================

Risk-Management Activities. The corporation's principal objective in holding or issuing derivatives for purposes other than trading is risk management. The operations of Fleet are subject to a risk of interest-rate fluctuations to the extent that there is a difference between the amount of the corporation's interest-earning assets and the amount of interest-bearing liabilities that mature or reprice in specified periods as well as prepayment risk associated with the corporation's mortgage servicing portfolio. The principal objective of Fleet's asset-liability management activities is the management of interest-rate and liquidity risk. To achieve its risk-management objective, the corporation uses a combination of interest-rate instruments, including interest-rate swaps, caps, floors and options.

     The value of the corporation's mortgage servicing portfolio may be adversely impacted if mortgage interest rates decline and actual or expected loan prepayments increase. To mitigate the prepayment risk related to adverse changes in interest rates and the potential resultant impairment to MSRs, the corporation holds interest-rate contracts (primarily purchased interest-rate floors in combination with purchased and sold interest-rate caps and purchased and sold call options). Declines in the value of such contracts aggregating $40 million have been recorded as adjustments to the carrying value of the MSRs.

     The following table presents the notional amount and fair value of risk-management instruments at December 31, 1996 and 1995:

Risk-Management Instruments

                                                          1996                     1995
December 31                                       Notional        Fair     Notional      Fair
Dollars in millions                                 Amount       Value       Amount     Value
---------------------------------------------------------------------------------------------
Interest-rate risk-management instruments:
  Receive-fixed/pay-variable                       $11,055     $   (20)     $ 5,776   $    69
  Pay-fixed/receive-variable                             4          --        1,885       (25)
  Basis swaps                                        3,823          (1)       2,742        (4)
  Index-amortizing swaps                                11          --        2,038         1
  Other instruments                                    112          --          766         7
Mortgage banking risk-
  management instruments:
  Interest-rate
   floors-purchased                                 14,511          50        5,885        71
  Interest-rate
   caps-purchased                                    3,915          52          100         1
  Interest-rate caps-sold                            3,915        (103)         100        (2)
  Call options-purchased                             1,276           4          825        18
  Call options-sold                                    225          (1)          --        --
---------------------------------------------------------------------------------------------
Total risk-management
  instruments                                      $38,847     $   (19)     $20,117   $   136
                                                   ==========================================

Interest-rate swap agreements involve the exchange of fixed-and variable-rate interest payments based upon a notional principal amount and maturity date. Interest-rate basis swaps involve the exchange of floating-rate interest payments based on various indices, such as U.S. Treasury bill and LIBOR. Mortgage banking instruments include purchased interest-rate floors in combination with purchased and sold interest-rate caps and purchased and sold call options to manage prepayment risk on the mortgage servicing portfolio. In a purchased interest-rate floor agreement, cash interest payments are received only if current interest rates fall below a predetermined interest rate. Purchased or sold interest-rate cap agreements are similar to interest-rate floor agreements except that cash interest payments are received or made only if current interest rates rise above predetermined interest rates. Call option contracts increase in value as the underlying instrument approaches or exceeds the strike price within a given period of time.

     The corporation's interest-rate risk-management instruments had credit exposure of $35 million at December 31, 1996, versus $197 million at December 31, 1995. The corporation's mortgage banking risk-management instruments had credit exposure of $27 million at December 31, 1996, versus $89 million at December 31, 1995. The credit exposure represents the cost to replace, on a present value basis and at current market rates, all profitable contracts outstanding at year-end. The decrease in the credit exposure from year to year mainly reflects a decrease in the market value of the remaining interest-rate instruments. The periodic net settlement of interest-rate risk-management instruments is recorded as an adjustment to net interest income and generated $12 million, $(18) million and $(6) million of net interest income (expense) during 1996, 1995 and 1994, respectively. As of December 31, 1996, the corporation had net deferred income of $28 million related to terminated interest-rate swap contracts, which will be amortized over the remaining life of the underlying contracts of approximately
2.5 years.

Other Financial Instruments

                                                          Contract or Notional
December 31                                                      Amount
Dollars in millions                                        1996             1995
--------------------------------------------------------------------------------
Other financial instruments whose
  notional or contractual amounts exceed
  the amount of potential credit risk:
  Commitments to sell loans                             $ 2,685          $ 2,680
  Commitments to originate or
   purchase loans                                         1,394            1,591
--------------------------------------------------------------------------------
Financial instruments whose notional
  or contractual amounts represent
  potential credit risk:
  Commitments to extend credit                           41,367           29,247
  Letters of credit, financial guarantees
   and foreign office guarantees
   (net of participations)                                4,691            3,880
  Assets sold with recourse                                 596              283
                                                        ========================

Commitments to sell loans have off-balance-sheet market risk to the extent that the corporation does not have available loans to fill those commitments, which would require the corporation to purchase loans in the open market. Commitments to originate or purchase loans have off-balance-sheet market risk to the extent that the corporation does not have matching commitments to sell loans obtained under such commitments, which could expose the corporation to lower of cost or market-valuation adjustments in a rising interest-rate environment.

     Commitments to extend credit are agreements to lend to customers in accordance with contractual provisions. These commitments usually are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments do not necessarily represent future cash requirements, in that commitments often expire without being drawn upon.

Commitments to Extend Credit

December 31
Dollars in millions                         1996           1995
---------------------------------------------------------------
Commercial and industrial loans          $22,755        $18,617
Credit card lines                          8,884          3,838
Revolving open-end loans secured
  by residential properties
  (e.g., home equity lines)                3,609          3,124
Commercial real estate                     1,817          2,035
Residential mortgages                      1,551            189
Other unused commitments                   2,751          1,444
---------------------------------------------------------------
Total                                    $41,367        $29,247
                                         ======================

Letters of credit and financial guarantees are agreements whereby the corporation guarantees the performance of a customer to a third party. Collateral is required to support letters of credit in accordance with management's evaluation of the creditworthiness of each customer. The credit exposure assumed in issuing letters of credit is essentially equal to that in other lending activities. Management does not anticipate any material losses as a result of these transactions.

NOTE 16.

Fair Value of Financial Instruments

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot necessarily be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair values, Fleet's fair values should not be compared to those of other financial institutions.

     Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amounts presented do not purport to represent the underlying market value of the corporation.

     The following describes the methods and assumptions used by Fleet in estimating the fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts reported in the balance sheet approximate fair values because maturities are less than 90 days.

Securities. Fair values are based primarily on quoted market prices.

Loans. The fair values of certain commercial and consumer loans are estimated by discounting the contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying value of certain other loans approximates fair value due to the short-term and/or frequent repricing characteristics of these loans. The fair value of the credit card portfolio excludes the value of the ongoing customer relationships, a factor that can represent a significant premium over the carrying value. For residential real estate loans, fair value is estimated by reference to quoted market prices. For nonperforming loans and certain loans where the credit quality of the borrower has deteriorated significantly, fair values are estimated by discounting expected cash flows at a rate commensurate with the risk associated with the estimated cash flows, based on recent appraisals of the underlying collateral, or by reference to recent loan sales.

Mortgages Held for Resale. Fair value is estimated using the quoted market prices for securities backed by similar types of loans and current dealer commitments to purchase loans. These loans are priced to be sold with servicing rights retained.

Deposits. The fair value of deposits with no stated maturity or a maturity of less than 90 days is considered to be equal to the carrying amount. The fair value of time deposits is estimated by discounting contractual cash flows using interest rates currently offered on the deposit products. The fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of alternative forms of funding (core deposit intangibles).

Short-Term Borrowings. Short-term borrowings generally mature in 90 days or less and, accordingly, the carrying amount reported in the balance sheet approximates fair value.

Long-Term Debt. The fair value of Fleet's long-term debt, including the short-term portion, is estimated based on quoted market prices for the issues for which there is a market or by discounting cash flows based on current rates available to Fleet for similar types of borrowing arrangements.

Off-Balance-Sheet Instruments. Fair values for off-balance-sheet instruments are estimated based on quoted market prices or dealer quotes and are the amounts the corporation would receive or pay to execute a new agreement with identical terms considering current interest rates.

Fair Value of Financial Instruments

                                      1996                    1995
December 31                   Carrying        Fair    Carrying        Fair
Dollars in millions              Value       Value       Value       Value
--------------------------------------------------------------------------
On-balance-sheet
  financial assets:
  Financial assets for
   which carrying value
   approximates fair value    $  9,573    $  9,573    $  5,069    $  5,069
  Securities                     8,680       8,675      19,331      19,315
  Loans(a)                      54,778      55,984      48,009      48,639
  Mortgages held for resale      1,560       1,560       2,005       2,005
  Trading account securities        76          76          64          64
  Trading instruments              110         110         187         187
  Other                            930         945       1,999       2,006
On-balance-sheet
  financial liabilities:
  Deposits with no
   stated maturity              45,879      45,879      35,140      35,140
  Time deposits                 21,192      21,629      21,982      22,263
  Short-term borrowings          3,627       3,627      12,569      12,569
  Long-term debt                 5,114       5,241       6,481       6,728
  Trading instruments               97          97         157         157
  Other                            617         617         303         303
Off-balance-sheet
  financial instruments:
  Interest-rate risk-
   management                       12         (21)         (3)         48
  Commitments to
   originate or
   purchase loans                   --          (3)         --          20
  Commitments to
   sell loans                        1           8           1         (17)
                              ============================================

(a) Excludes net book value of leases of $2,578 million and $2,195 million at December 31, 1996 and 1995, respectively.

Certain assets, which are not financial instruments and, accordingly, are not included in the above fair values, contribute substantial value to the corporation in excess of the related amounts recognized in the balance sheet. These include the core deposit intangibles and the related retail banking network, the value of customer relationships associated with certain types of consumer loans (particularly the credit card portfolio), lease financing business and mortgage servicing rights.

NOTE 17.

Commitments, Contingencies and Other Disclosures

One of the corporation's banking subsidiaries, which served as indenture trustee for certain health care receivable-backed bonds issued by certain special-purpose subsidiaries of Towers Financial Corporation and another defendant, have been named in a lawsuit in federal court in Manhattan by purchasers of the bonds. The suit was seeking damages in an undetermined amount equal to the difference between the current value of the bonds and their face amount, plus interest, as well as punitive damages. The outcome should not have a material adverse effect on the corporation's financial position or results of operations.

     Subsequent to the announcement of the Shawmut Merger, certain alleged stockholders of Shawmut filed several purported class action lawsuits against Shawmut, Fleet and members of Shawmut's Board of Directors. The complaints all make similar allegations concerning the Shawmut Merger. The corporation believes the allegations contained in these complaints are entirely without merit and intends to contest them vigorously. The plaintiffs have taken no action to pursue this matter since these cases were filed.

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

     Lease Commitments. The corporation has entered into a number of noncancelable operating lease agreements for premises and equipment. The minimum annual rental commitments under these leases at December 31, 1996, exclusive of taxes and other charges were as follows: $145 million in 1997; $127 million in 1998; $112 million in 1999; $98 million in 2000; $88 million in 2001; and $555 million in 2002 and subsequent years. Total rental expense for 1996, 1995 and 1994, including cancelable and noncancelable leases, amounted to $135 million, $162 million and $153 million, respectively.

     Certain leases contain escalation clauses that correspond to increased real estate taxes and other operating expenses, and renewal options calling for increased rents as the leases are renewed. No restrictions are imposed by any lease agreement regarding the payment of dividends, additional debt financing or entering into further lease agreements.

Transaction and Dividend Restrictions. Fleet's banking subsidiaries are subject to restrictions under federal law that limit the transfer of funds by the subsidiary banks to Fleet and its nonbanking subsidiaries. Such transfers by any subsidiary bank to Fleet or any nonbanking subsidiary are limited in amount to 10% of the bank's capital and surplus.

     Various federal and state banking statutes limit the amount of dividends the subsidiary banks can pay to Fleet without regulatory approval. The payment of dividends by any subsidiary bank may also be affected by other factors such as the maintenance of adequate capital for such subsidiary bank. Various regulators and the boards of directors of the affected institutions continue to review dividend declarations and capital requirements of Fleet and its subsidiaries consistent with current earnings, future earning prospects and other factors.

Restrictions on Cash and Due from Banks. The corporation's banking subsidiaries are subject to requirements of the Federal Reserve to maintain certain reserve balances. At December 31, 1996 and 1995, these reserve balances were $964 million and $1,363 million, respectively.

NOTE 18.

Regulatory Matters

As a bank holding company, Fleet is subject to regulation by the Federal Reserve Board (Federal Reserve), the Office of Thrift Supervision (OTS), and the Office of the Comptroller of the Currency (OCC), as well as state regulators. Under capital adequacy guidelines and the regulatory framework to be well capitalized under the prompt corrective action provision, Fleet and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. These regulatory capital requirements are set forth in terms of (1) Risk-based Total Capital (Total Capital/risk-weighted on- and off-balance-sheet assets); (2) Risk-based Tier 1 Capital (Tier 1 Capital/risk-weighted on- and off-balance-sheet assets); and (3) Leverage (Tier 1 Capital/ average quarterly assets).

     To meet all minimum regulatory capital requirements, Fleet and its banking subsidiaries must maintain a minimum risk-based Total Capital ratio of at least 8%, a risk-based Tier 1 Capital ratio of at least 4% and a Tier 1 Leverage ratio of at least 4%. Failure to meet minimum capital requirements can initiate certain mandatory and possibly discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. To be categorized as well-capitalized under the prompt corrective action provision, Fleet's banking subsidiaries must maintain a risk-based Total Capital ratio of at least 10%, a risk-based Tier 1 Capital ratio of at least 6% and a Leverage ratio of at least 5%, and not be subject to a written agreement, order or capital directive. Neither Fleet nor any of its subsidiaries has entered into formal written agreements with state and federal regulators or is subject to any orders or capital directives.

     The following table presents capital information for the corporation as of December 31, 1996 and 1995:

Regulatory Capital Ratios

December 31
Dollars in millions                      1996                    1995
--------------------------------------------------------------------------
Fleet Financial Group
Actual:
  Risk-Based Total Capital         $8,929    11.36%        $7,830    11.29%
  Risk-Based Tier 1 Capital         6,027     7.67          5,283     7.61
  Leverage                          6,027     7.14          5,283     6.40
Required to meet
  regulatory minimum
  capital standards:
  Risk-Based Total Capital          6,286     8.00          6,551     8.00
  Risk-Based Tier 1 Capital         3,143     4.00          2,775     4.00
  Leverage                          3,374     4.00          2,358     4.00
                                   =======================================

As of December 31, 1996, Fleet's banking subsidiaries were categorized as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

NOTE 19.

Disclosure for Statements of Cash Flows

Cash Flow Disclosure

Year ended December 31
Dollars in millions                              1996         1995         1994
-------------------------------------------------------------------------------
Supplemental disclosure for
  cash paid during the period for:
  Interest expense                           $  2,405     $  2,995     $  2,096
  Income taxes, net of refund                     299          194          370
-------------------------------------------------------------------------------
Supplemental disclosure of noncash
  investing and financing activities:
  Transfer of loans to
   foreclosed property and
   repossessed equipment                     $     27     $     72     $     86
  Securitization of residential loans           1,998           --           --
  Reclassification of securities from
   securities held to maturity to
   available for sale                              --        5,308           --
  Conversion of DCP
   to common stock                                 --          439           --
  Retirement of treasury stock                     --          347           --
  Retirement of common stock                       34           --           --
  Transfer of assets to held for sale
   or accelerated disposition                     110        1,725           --
  Adjustment to
   unrealized gain (loss) on
   securities available for sale                  (21)         463         (649)
-------------------------------------------------------------------------------
Assets acquired and liabilities
  assumed in business
  combinations were as follows:
  Assets acquired, net of
   cash and cash equivalents
   received (paid)                           $ 17,848     $  8,920     $    347
  Net cash and cash equivalents
   received (paid)                              2,386       (2,816)         (56)
  Liabilities assumed                          20,234        5,715          291
  Common stock issued                              --          193           --
  Treasury stock reissued                          --          196           --
-------------------------------------------------------------------------------
Divestitures:
  Assets sold, net of cash received          $  3,119     $     --     $     --
  Net cash received for divestitures              768           --           --
  Liabilities sold                              2,351           --           --
                                             ==================================

NOTE 20.

Parent Company Only Financial Statements

Statements of Income

Year ended December 31
Dollars in millions                         1996            1995            1994
--------------------------------------------------------------------------------
Dividends from subsidiaries:
  Banking subsidiaries                   $   727         $   817         $   427
  Other subsidiaries                         130             246              37
Interest income                              205             153             140
Other                                         38              67             114
--------------------------------------------------------------------------------
  Total income                             1,100           1,283             718
--------------------------------------------------------------------------------
Interest expense                             306             296             215
Noninterest expense                           50             156              74
--------------------------------------------------------------------------------
  Total expenses                             356             452             289
--------------------------------------------------------------------------------
Income before income taxes
  and equity in undistributed
  income of subsidiaries                     744             831             429
Applicable income taxes (benefit)            (47)            (54)             34
--------------------------------------------------------------------------------
Income before equity in
  undistributed income
  of subsidiaries                            791             885             395
Equity in undistributed
  income of subsidiaries                     348            (275)            454
--------------------------------------------------------------------------------
Net income                               $ 1,139         $   610         $   849
                                         =======================================

Balance Sheets

December 31
Dollars in millions                                      1996               1995
--------------------------------------------------------------------------------
Assets:
  Money market instruments                           $    813           $    194
  Securities                                              100                150
Loans receivable from:
  Banking subsidiaries                                  1,838                519
  Other subsidiaries                                      874              2,120
--------------------------------------------------------------------------------
                                                        2,712              2,639
Investment in subsidiaries:
  Banking subsidiaries                                  8,265              6,597
  Other subsidiaries                                     (153)             1,005
--------------------------------------------------------------------------------
                                                        8,112              7,602
--------------------------------------------------------------------------------
Other                                                     398                404
--------------------------------------------------------------------------------
Total assets                                         $ 12,135           $ 10,989
                                                     ===========================

Liabilities:
  Short-term borrowings                              $    676           $    803
  Accrued liabilities                                     492                435
  Long-term debt                                        3,552              3,386
--------------------------------------------------------------------------------
Total liabilities                                       4,720              4,624
Stockholders' equity                                    7,415              6,365
--------------------------------------------------------------------------------
Total liabilities and
stockholders' equity                                 $ 12,135           $ 10,989
                                                     ===========================

Statements of Cash Flows

Year ended December 31
Dollars in millions                            1996        1995            1994
-------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                  $ 1,139     $   610         $   849
Adjustments for noncash items:
  Equity in undistributed
   income of subsidiaries                      (348)        275            (454)
  Depreciation and amortization                  11          18              16
  Net securities gains                          (18)        (29)            (13)
Increase (decrease) in
  accrued liabilities, net                      (26)        (56)             38
Other, net                                     (131)        (79)            136
-------------------------------------------------------------------------------
Net cash flow provided
  by operating activities                       627         739             572
-------------------------------------------------------------------------------
Cash flows from investing activities:
Purchases of securities                          (3)       (205)           (908)
Proceeds from sales and
  maturities of securities                       65         543             739
Net increase in loans
  made to affiliates                            (57)       (780)            (52)
Return of capital from
  subsidiaries                                1,756          --              --
Capital contributions
  to subsidiaries                            (1,802)       (219)           (210)
Acquisition of minority interest
  in subsidiary                                  --        (158)             --
-------------------------------------------------------------------------------
Net cash flow used in
  investing activities                          (41)       (819)           (431)
-------------------------------------------------------------------------------
Cash flows from financing activities:
Net increase (decrease) in
  short-term borrowings                        (144)       (404)            297
Proceeds from issuance of
  long-term debt                                650       1,014             400
Repayments of long-term debt                   (484)       (242)           (317)
Proceeds from issuance
  of common stock                                77         124              70
Proceeds from issuance
  of preferred stock                            635         125              --
Redemption and repurchase
  of common and preferred stock                (203)       (446)           (375)
Cash dividends paid                            (498)       (373)           (299)
-------------------------------------------------------------------------------
Net cash flow (used in)
  provided by financing activities               33        (202)           (224)
-------------------------------------------------------------------------------
Net increase (decrease) in cash
  and cash equivalents                          619        (282)            (83)
Cash and cash equivalents
  at beginning of year                          194         476             559
-------------------------------------------------------------------------------
Cash and cash equivalents
  at end of year                            $   813     $   194         $   476
                                            ===================================

Supplemental
            Financial Information

RATE/VOLUME ANALYSIS (Unaudited)

                                                       1996 Compared to 1995               1995 Compared to 1994
Dollars in millions                                Increase (Decrease) Due to(a)       Increase (Decrease) Due to(a)
---------------------------------------------------------------------------------------------------------------------
                                                   Volume        Rate         Net      Volume        Rate         Net
---------------------------------------------------------------------------------------------------------------------
Interest earned on:(b)
   Interest-bearing deposits                      $   (13)    $    (6)    $   (19)    $     2     $     7     $     9
   Federal funds sold and securities purchased
     under agreements to resell                        --          (1)         (1)         21           3          24
   Trading account securities                           1          (2)         (1)         (3)          2          (1)
   Securities available for sale                     (161)         28        (133)       (260)         34        (226)
   Securities held to maturity                       (517)        114        (403)        (63)         28         (35)
   Nontaxable securities                                6          (4)          2          (2)         10           8
   Loans and leases                                   398        (188)        210         602         403       1,005
   Mortgages held for resale                           33          (1)         32          10          15          25
   Assets held for disposition                        122          --         122          --          --          --
---------------------------------------------------------------------------------------------------------------------
      Total interest-earning assets                  (131)        (60)       (191)        307         502         809
---------------------------------------------------------------------------------------------------------------------
Interest paid on:
   Deposits--
     Savings                                           63         (41)         22         (33)        130          97
     Time                                              32         (27)          5         244         215         459
---------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                  95         (68)         27         211         345         556
---------------------------------------------------------------------------------------------------------------------
Short-term borrowings                                (423)        (82)       (505)        (47)        221         174
Long-term debt                                        (78)        (10)        (88)         85          29         114
---------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities             (406)       (160)       (566)        249         595         844
---------------------------------------------------------------------------------------------------------------------
Net interest differential(c)                      $   275     $   100     $   375     $    58     $   (93)    $   (35)
                                                  ===================================================================

(a) The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the changes in each.
(b) Tax-equivalent adjustment has been included in the calculations to reflect this income as if it had been fully taxable. The tax-equivalent adjustment is based upon the applicable federal and state income tax rates. The FTE adjustment included in interest income was $36 million in 1996, $44 million in 1995 and $52 million in 1994.
(c) Includes fee income of $165 million, $110 million and $108 million for the years ended December 31, 1996, 1995 and 1994, respectively.

QUARTERLY SUMMARIZED FINANCIAL INFORMATION (Unaudited)

By quarter                                        1996                                           1995
-------------------------------------------------------------------------------------------------------------------------
Dollars in millions,
except per share data              1        2         3        4      Year        1         2        3         4     Year
-------------------------------------------------------------------------------------------------------------------------
Interest income               $1,337   $1,477    $1,539   $1,489    $5,842   $1,448    $1,539   $1,540    $1,498   $6,025
Interest expense                 613      622       615      589     2,439      692       775      777       761    3,005
-------------------------------------------------------------------------------------------------------------------------
Net interest income              724      855       924      900     3,403      756       764      763       737    3,020
-------------------------------------------------------------------------------------------------------------------------
Provision for credit losses       35       48        65       65       213       20        28       27        26      101
-------------------------------------------------------------------------------------------------------------------------
Net interest income after
  provision for credit losses    689      807       859      835     3,190      736       736      736       711    2,919
Securities available for sale
  gains                           18       20        --        5        43        1         4        7        20       32
Other noninterest income         501      529       555      573     2,158      403       472      442       506    1,823
-------------------------------------------------------------------------------------------------------------------------
                               1,208    1,356     1,414    1,413     5,391    1,140     1,212    1,185     1,237    4,774
Noninterest expense              758      885       911      906     3,460      765       797      747     1,431    3,740
-------------------------------------------------------------------------------------------------------------------------
Income (loss) before
  income taxes                   450      471       503      507     1,931      375       415      438      (194)   1,034
Applicable income taxes          186      193       208      205       792      149       161      170       (56)     424
-------------------------------------------------------------------------------------------------------------------------
Net income (loss)             $  264   $  278    $  295   $  302    $1,139   $  226    $  254   $  268    $ (138)  $  610
                              ===========================================================================================
Earnings (loss) per share     $ 0.94   $ 0.96    $ 1.02   $ 1.05    $ 3.95   $ 0.82    $ 0.91   $ 0.96    $(1.17)  $ 1.57
                              ===========================================================================================

CONSOLIDATED AVERAGE BALANCES/INTEREST EARNED-PAID/RATES 1992-1996 (Unaudited)

                                                                      1996                                  1995
---------------------------------------------------------------------------------------------------------------------------
                                                                  Interest                              Interest
December 31                                           Average      Earned/                 Average       Earned/
Dollars in millions(a)                                Balance         Paid(b)   Rate       Balance          Paid(b)    Rate
---------------------------------------------------------------------------------------------------------------------------
Assets:
   Interest-bearing deposits                        $      82    $       4      4.39%    $     325     $      23       7.08%
   Federal funds sold and securities purchased
     under agreements to resell                           733           38      5.24           662            39       5.89
   Trading account securities                              93            3      3.42            79             4       5.06
   Securities available for sale                       10,287          664      6.45        12,779           797       6.24
   Securities held to maturity                            121            9      7.20         6,954           412       5.92
   Nontaxable securities                                  924           61      6.60           782            59       7.54
   Loans and leases(c)                                 56,074        4,829      8.61        51,043         4,619       9.03
   Mortgages held for resale                            1,878          148      7.87         1,459           116       7.96
   Assets held for disposition                          1,253          122      9.77            --            --         --
   Foreclosed property and repossessed equipment           52           --        --            97            --         --
---------------------------------------------------------------------------------------------------------------------------
      Total interest-earning assets                    71,497        5,878      8.22        74,180         6,069       8.17
---------------------------------------------------------------------------------------------------------------------------
Accrued interest receivable                               481           --        --           539            --         --
Reserve for credit losses                              (1,493)          --        --        (1,489)           --         --
Other assets                                           12,639           --        --         9,497            --         --
---------------------------------------------------------------------------------------------------------------------------
      Total assets                                  $  83,124    $   5,878        --     $  82,727     $   6,069         --
                                                    =======================================================================
Liabilities and stockholders' equity:
   Deposits--
     Savings                                        $  26,363    $     614      2.33%    $  22,987     $     592       2.57%
     Time                                              20,971        1,140      5.44        20,133         1,135       5.64
---------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                  47,334        1,754      3.70        43,120         1,727       4.00
---------------------------------------------------------------------------------------------------------------------------
Short-term borrowings                                   5,844          295      5.05        14,046           800       5.69
Long-term debt                                          5,486          390      7.10         6,581           478       7.26
---------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities               58,664        2,439      4.16        63,747         3,005       4.71
---------------------------------------------------------------------------------------------------------------------------
Net interest spread                                                  3,439      4.06                       3,064       3.46
---------------------------------------------------------------------------------------------------------------------------
Demand deposits and other
  noninterest-bearing time deposits                    15,042           --        --        10,910            --         --
Other liabilities                                       2,397           --        --         1,525            --         --
---------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                76,103        2,439                  76,182         3,005         --
---------------------------------------------------------------------------------------------------------------------------
Stockholders' equity and dual
  convertible preferred stock                           7,021           --        --         6,545            --         --
---------------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity    $  83,124    $   2,439        --     $  82,727     $   3,005         --
                                                    =======================================================================
Net interest margin                                                             4.81%                                  4.12%
                                                    =======================================================================

                                                                     1994
---------------------------------------------------------------------------------------------------------
                                                                  Interest
December 31                                          Average       Earned/                   Average
Dollars in millions(a)                               Balance          Paid(b)      Rate      Balance
---------------------------------------------------------------------------------------------------------
Assets:
   Interest-bearing deposits                        $    292      $     14         4.79%    $     47
   Federal funds sold and securities purchased
     under agreements to resell                          296            15         5.07          570
   Trading account securities                             99             5         4.95          114
   Securities available for sale                      16,923         1,023         6.05       14,140
   Securities held to maturity                         7,971           447         5.61        7,056
   Nontaxable securities                                 816            51         6.25          679
   Loans and leases(c)                                44,102         3,614         8.17       43,283
   Mortgages held for resale                           1,322            91         6.90        2,384
   Assets held for disposition                            --            --           --           --
   Foreclosed property and repossessed equipment         166            --           --          211
---------------------------------------------------------------------------------------------------------
      Total interest-earning assets                   71,987         5,260         7.29       68,484
---------------------------------------------------------------------------------------------------------
Accrued interest receivable                              533            --           --          512
Reserve for credit losses                             (1,600)           --           --       (1,829)
Other assets                                           8,641            --           --        8,119
---------------------------------------------------------------------------------------------------------
      Total assets                                  $ 79,561      $  5,260           --     $ 75,286
                                                    =====================================================
Liabilities and stockholders' equity:
   Deposits--
     Savings                                        $ 24,803      $    495         2.00%    $ 25,086
     Time                                             15,310           676         4.41       14,680
---------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                 40,113         1,171         2.92       39,766
---------------------------------------------------------------------------------------------------------
Short-term borrowings                                 15,355           626         4.07       12,807
Long-term debt                                         5,383           364         6.76        5,039
---------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities              60,851         2,161         3.55       57,612
---------------------------------------------------------------------------------------------------------
Net interest spread                                                  3,099         3.74
---------------------------------------------------------------------------------------------------------
Demand deposits and other
  noninterest-bearing time deposits                   11,227            --           --       10,854
Other liabilities                                      1,701            --           --        1,509
---------------------------------------------------------------------------------------------------------
      Total liabilities                               73,779         2,161           --       69,975
---------------------------------------------------------------------------------------------------------
Stockholders' equity and dual
  convertible preferred stock                          5,782            --           --        5,311
---------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity    $ 79,561      $  2,161           --     $ 75,286
                                                    =====================================================
Net interest margin                                                                4.30%
                                                    =====================================================

                                                           1993                                      1992
--------------------------------------------------------------------------------------------------------------
                                                    Interest                              Interest
December 31                                          Earned/                  Average      Earned/
Dollars in millions(a)                                  Paid(b)     Rate      Balance         Paid(b)     Rate
--------------------------------------------------------------------------------------------------------------
Assets:
   Interest-bearing deposits                        $      1        2.13%    $     74     $      3        4.05%
   Federal funds sold and securities purchased
     under agreements to resell                           18        3.16        1,195           34        3.16
   Trading account securities                              5        4.17          113            6        5.31
   Securities available for sale                         960        6.79       14,061        1,102        7.84
   Securities held to maturity                           430        6.09        3,846          286        7.44
   Nontaxable securities                                  44        6.48          454           24        5.29
   Loans and leases(c)                                 3,459        7.99       43,029        3,688        8.57
   Mortgages held for resale                             169        7.10        1,974          175        8.88
   Assets held for disposition                            --          --           --           --          --
   Foreclosed property and repossessed equipment          --          --          513           --          --
--------------------------------------------------------------------------------------------------------------
      Total interest-earning assets                    5,086        7.43       65,259        5,318        8.15
--------------------------------------------------------------------------------------------------------------
Accrued interest receivable                               --          --          522           --          --
Reserve for credit losses                                 --          --       (2,063)          --          --
Other assets                                              --          --        7,915           --          --
--------------------------------------------------------------------------------------------------------------
      Total assets                                  $  5,086          --     $ 71,633     $  5,318          --
                                                    ==========================================================
Liabilities and stockholders' equity:
   Deposits--
     Savings                                        $    527        2.10%    $ 23,532     $    718        3.05%
     Time                                                639        4.35       18,499          981        5.30
--------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                  1,166        2.93       42,031        1,699        4.04
--------------------------------------------------------------------------------------------------------------
Short-term borrowings                                    388        3.03        8,848          306        3.46
Long-term debt                                           363        7.20        4,116          332        8.06
--------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities               1,917        3.33       54,995        2,337        4.25
--------------------------------------------------------------------------------------------------------------
Net interest spread                                    3,169        4.10                     2,981        3.90
--------------------------------------------------------------------------------------------------------------
Demand deposits and other
  noninterest-bearing time deposits                       --          --       10,999           --          --
Other liabilities                                         --          --        1,238           --          --
--------------------------------------------------------------------------------------------------------------
      Total liabilities                                1,917          --       67,232        2,337          --
--------------------------------------------------------------------------------------------------------------
Stockholders' equity and dual
  convertible preferred stock                             --          --        4,401           --          --
--------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity    $  1,917          --     $ 71,633     $  2,337          --
                                                    ==========================================================
Net interest margin                                                4.63%                                  4.57%
                                                    ==========================================================


(a) The data in this table is presented on a taxable-equivalent basis. The tax-equivalent adjustment is based upon the applicable federal and state income tax rates.
(b) Includes fee income of $165 million, $110 million, $108 million, $119 million and $124 million for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively.
(c) Nonperforming loans are included in average balances used to determine rates.

COMMON STOCK PRICE AND DIVIDEND INFORMATION(a) (Unaudited)

By quarter                                     1996                                                        1995
------------------------------------------------------------------------------------------------------------------------------------
                      1           2           3           4         Year           1           2          3            4        Year
------------------------------------------------------------------------------------------------------------------------------------
Stock price
  High         $ 42 1/2    $ 45 3/8    $ 44 5/8    $ 55 7/8    $  55 7/8    $ 34 5/8    $ 38 3/8    $ 39 1/8    $ 43       $  43
  Low            39 1/4      40 3/8      38 1/2      44 7/8       38 1/2      30 7/8      32 1/8      35          38 1/8   30 7/8
------------------------------------------------------------------------------------------------------------------------------------
Dividends
  declared      .43         .43         .43         .45         1.74         .40         .40         .40         .43         1.63
Dividends paid  .43         .43         .43         .43         1.72         .40         .40         .40         .40         1.60
====================================================================================================================================

(a) Fleet's common stock is listed on the New York Stock Exchange (NYSE). The table above sets forth, for the periods indicated, the range of high and low sale prices per share of Fleet's common stock on the composite tape and dividends declared and paid per share.

LOAN AND LEASE MATURITY

(Unaudited)
December 31, 1996              Within     1 to 5    After 5
Dollars in millions            1 Year      Years      Years      Total
----------------------------------------------------------------------
Commercial and industrial     $ 8,696    $17,287    $ 3,295    $29,278
Residential real estate         1,048      3,233      3,767      8,048
Consumer                        2,214      4,821      5,419     12,454
Commercial real estate:
   Construction                   564        452         58      1,074
   Interim/permanent            2,113      2,242      1,024      5,379
Lease financing                   412      2,148         51      2,611
----------------------------------------------------------------------
Total                         $15,047    $30,183    $13,614    $58,844
                              ========================================

INTEREST SENSITIVITY OF LOANS OVER ONE YEAR (Unaudited)

December 31, 1996         Predetermined         Floating
Dollars in millions      Interest Rates   Interest Rates            Total
-------------------------------------------------------------------------
1 to 5 years                    $ 9,295          $20,888          $30,183
After 5 years                     3,887            9,727           13,614
-------------------------------------------------------------------------
Total                           $13,182          $30,615          $43,797
                                =========================================


                                       68-69

Officers and Directors

OFFICERS

Terrence Murray
Chairman, President, and
Chief Executive Officer

Robert J. Higgins
Vice Chairman

Gunnar S. Overstrom, Jr.
Vice Chairman

H. Jay Sarles
Vice Chairman

Michael R. Zucchini
Vice Chairman

David L. Eyles
Executive Vice President and
Chief Credit Policy Officer

Eugene M. McQuade
Executive Vice President and
Chief Financial Officer

Anne M. Finucane
Senior Vice President

Robert B. Hedges, Jr.
Senior Vice President

William C. Mutterperl
Senior Vice President,
Secretary, and General Counsel

Anne M. Slattery
Senior Vice President

M. Anne Szostak
Senior Vice President

Douglas L. Jacobs
Treasurer

Robert C. Lamb, Jr.
Controller and Chief
Accounting Officer

Brian T. Moynihan
Managing Director,
Corporate Strategy
and Development

Thomas R. Rice
Director, Investor Relations

Edwin J. Santos
Director, Corporate Auditing

BOARD OF DIRECTORS

Terrence Murray
Chairman, President, and
Chief Executive Officer
Fleet Financial Group
Boston, MA

Joel B. Alvord
Retired Chairman
Fleet Financial Group
Boston, MA

William Barnet, III
President and
Chief Executive Officer
William Barnet & Son, Inc.
Spartanburg, SC, processing
and trading natural and
synthetic yarns, fibers,
and resins

Bradford R. Boss
Chairman
A.T. Cross Company
Lincoln, RI, a manufacturer
and distributor of fine writing
instruments and leather goods

Stillman B. Brown
President
Harcott Corporation
Hartford, CT, an
investments firm

Paul J. Choquette, Jr.
President
Gilbane Building Company
Providence, RI, a national
construction firm

John T. Collins
Chairman and
Chief Executive Officer
The Collins Group, Inc.
Boston, MA, an
acquisition company

Bernard M. Fox
Chairman, President, and
Chief Executive Officer
Northeast Utilities
Hartford, CT, an
electric utility company

James F. Hardymon
Chairman and
Chief Executive Officer
Textron Inc.
Providence, RI, a
multi-industry company

Robert M. Kavner
Chief Executive Officer and
President
On Command Corporation
San Jose, CA, providers of
in-room video services to
the lodging industry

Raymond C. Kennedy
Chairman
Kendell Holdings, Inc.
Hudson, NY, a private venture
capital company investing in
small, new companies

Robert J. Matura
Chairman and
Chief Executive Officer
Treefort Fellows and
Robert J. Matura & Associates
Stamford, CT, consulting
firm specializing in international
textiles, apparel, and retailing

Arthur C. Milot
Private Investor
Jamestown, RI

Thomas D. O'Connor, Sr.
Chairman and
Chief Executive Officer
Mohawk Paper Mills, Inc.
Cohoes, NY, a manufacturer
and distributor of fine
printing papers

Michael B. Picotte
Managing General Partner and
Chief Executive Officer
The Picotte Companies
Albany, NY, investment
builders of commercial
office buildings

Lois D. Rice
Guest Scholar
Program in Economic Studies
Brookings Institution
Washington, DC

John R. Riedman
Chairman
Riedman Corp.
Rochester, NY, a national
insurance brokerage firm

John S. Scott
Retired Chairman
Richardson-Vicks Inc.
Wilton, CT, a worldwide
marketer of consumer
products

Samuel O. Thier, M.D.
Chief Executive Officer
Partners HealthCare
System, Inc.
Boston, MA

Paul R. Tregurtha
Chairman and
Chief Executive Officer
Mormac Marine Group, Inc.
Stamford, CT
Chairman
Moran Towing & Transportation
Company
Greenwich, CT,
marine shipping companies

Affiliates
          and Stockholder Information

BANKING COMPANIES

Fleet National Bank                               Fleet Bank-NH
Gunnar S. Overstrom                               Michael C. Whitney
Chairman                                          Chairman, President, and CEO
Robert J. Higgins                                 1155 Elm Street
President                                         Manchester, NH 03101
                                                  Ph: (603) 647-3700
Eileen S. Kraus
Chairman-CT                                       Fleet Bank
Richard A. Higginbotham                           Erland E. Kailbourne
President and CEO-CT                              Chairman and CEO
777 Main Street                                   Hermes L. Ames
Hartford, CT 06115                                President
Ph: (860) 986-2000                                Peter D. Kiernan Plaza
                                                  Albany, NY 12207
Leo R. Breitman                                   Ph: (518) 447-4100
Chairman and CEO-MA
John P. Hamill                                    Fleet Bank, N.A.
President-MA                                      H. Jay Sarles
One Federal Street                                Chairman
Boston, MA 02110                                  John Tugwell
Ph: (617) 346-4000                                President and CEO
                                                  10 Exchange Place
Thomas J. Skala                                   Jersey City, NJ 07302
Chairman-RI                                       Ph: (201) 547-7000
Dean T. Holt
President and CEO-RI                              Fleet Bank, F.S.B.
111 Westminster Street                            Anne Slattery
Providence, RI 02903                              Chairman
Ph: (401) 278-6000                                2255 Glades Road
                                                  Boca Raton, FL 33431
Fleet Bank of Maine                               Ph: (407) 989-2241
Paul R. McConnell
Chairman, President, and CEO
2 Portland Square
Portland, ME 04104-5091
Ph: (207) 874-5000

FINANCIAL                                         Fleet Mortgage Group, Inc.
SERVICES COMPANIES                                H. Jay Sarles
                                                  Chairman
AFSA Data Corp.                                   Michael J. Torke
Douglas A. Leafstedt                              President
Chairman and CEO                                  1333 Main Street
Steven Snyder                                     P.O. Box 11988
President                                         Columbia, SC 29211
2277 East 220th Street                            Ph: (803) 929-7900
Long Beach, CA 90810-1690
Ph: (310) 513-2700                                Fleet Investment Advisors
                                                  Thomas M. O'Neill
Fleet Brokerage Securities                        Managing Director and
Frieda Z. Lewis                                   Chief Investment Officer
President and CEO                                 75 State Street
67 Wall Street                                    Boston, MA 02109
New York, NY 10005                                Ph: (617) 346-4000
Ph: (212) 806-2888
                                                  Fleet Investment Services
Fleet Capital                                     Michael C. Noble
Peter G. Bland                                    Managing Director
Chairman and CEO                                  50 Kennedy Plaza
Irwin Teich                                       Providence, RI 02903
President                                         Ph: (401) 278-6000
200 Glastonbury Boulevard
Glastonbury, CT 06033                             Fleet Securities, Inc.
Ph: (860) 659-3200                                Joseph A. Harcum
                                                  Chairman and CEO
Fleet Capital Leasing                             John P. O'Brien
Ronald H. Chamides                                President
President                                         14 Wall Street, 23rd Floor
50 Kennedy Plaza                                  New York, NY 10005
Providence, RI 02903                              Ph: (212) 285-0800
Ph: (401) 278-6000


                                                  Fleet Trust and Investment
Fleet Private Equity                              Services Company, N.A.
(Fleet Equity Partners)                           H. James Field, Jr.
Robert M. Van Degna                               Chairman and CEO
Chairman and CEO                                  Luther H.Hodge
Habib Y. Gorgi                                    President
President                                         819 South Federal Highway
111 Westminster Street                            Suite 100
Providence, RI 02903                              Stuart, FL 34994
Ph: (401) 278-6770                                Ph: (407) 283-6404

STOCKHOLDER INFORMATION

Stockholder Accounts
If you have questions regarding your stockholder account, including address changes, dividend payments, and Fleet's dividend reinvestment program, please contact our stock transfer agent and registrar: Fleet National Bank, One Talcott Plaza, Hartford, CT 06108 (800) 666-6431

Dividend Policy
The Fleet Financial Group Board of Directors considers dividends at least annually. The current annualized dividend rate is $1.80 per common share.

Dividend Reinvestment Service
Fleet's automatic dividend reinvestment service, available upon request, enables stockholders to have their quarterly dividends reinvested into shares of the corporation and/or to make voluntary cash investments. All brokerage fees and commissions for these transactions are absorbed by the corporation.

Dividend Disbursing Agent
Fleet National Bank, Hartford, CT

Independent Auditors
KPMG Peat Marwick LLP, Boston, MA

Common Stock Data
Traded: New York Stock Exchange (NYSE)
Symbol: FLT
Stockholders of record (12/31/96): 57,072
Shares outstanding (12/31/96): 261,992,124

Investor Relations
Analysts and investors seeking financial information about Fleet Financial Group should contact:

Thomas R. Rice
Senior Vice President and Director, Investor Relations
Fleet Financial Group
One Federal Street
Boston, MA 02110-2010
(617) 346-0142

Designed by: Frankfurt Balkind Partners NY/LA/SF

[LOGO] Fleet
Fleet Financial Group
One Federal Street                     [LOGO]
Boston, MA 02110-2010