Form 10-K, Exhibit 13
period 1998-12-31
FLEET FINANCIAL GROUP INC
filed 1999-03-26
CIK 50341

                                                                      Exhibit 13

SELECTED FINANCIAL HIGHLIGHTS - OPERATING BASIS

DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS
Prepared on an FTE basis                         1998      1997      1996      1995      1994
-----------------------------------------------------------------------------------------------
FOR THE YEAR (a)
Net interest income                            $  3,905   $ 3,739   $ 3,498   $ 3,118   $ 3,144
Noninterest income                                3,237     2,456     2,333     1,939     1,630
Total revenue                                     7,142     6,195     5,831     5,057     4,774
Noninterest expense                               4,056     3,535     3,512     3,090     3,036
Provision for credit losses                         470       322       213       101        65
Net income                                        1,576     1,377     1,221     1,108       993
-----------------------------------------------------------------------------------------------
PER COMMON SHARE
Basic earnings (a)                             $   2.69   $  2.38   $  2.02   $  2.02   $  1.82
Diluted earnings (a)                               2.60      2.31      1.98      1.81      1.68
Market price (year-end)                           44.69     37.56     24.94     20.38     16.19
Cash dividends declared                            1.00       .92       .87       .82       .70
Book value (year-end)                             15.31     13.68     12.04     11.01      9.94
-----------------------------------------------------------------------------------------------
AT YEAR-END
Assets                                         $104,382   $91,047   $89,650   $87,955   $83,608
Securities                                       10,792     9,362     8,680    19,331    21,141
Loans                                            69,396    62,565    59,861    52,566    46,687
Reserve for credit losses                         1,552     1,432     1,488     1,321     1,496
Deposits                                         69,678    63,735    67,071    57,122    55,528
Short-term borrowings                             9,312     7,505     4,194    13,332    13,038
Long-term debt                                    8,820     4,500     5,114     6,481     5,931
Total stockholders' equity                        9,409     8,452     7,790     6,667     5,708
-----------------------------------------------------------------------------------------------
RATIOS
Return on average common equity (a)               18.61%    19.45%    17.68%    16.55%    17.63%
Return on average assets (a)                       1.61      1.59      1.40      1.29      1.21
Common dividend payout ratio                      38.34     36.32     40.64     79.22     35.86
Net interest margin                                4.63      5.01      4.68      4.03      4.23
Efficiency ratio                                   56.7      57.0      60.2      61.1      63.5
Common equity-to-assets (year-end)                 8.35      8.52      7.63      7.13      6.16
Average total equity-to-assets                     9.07      8.76      8.50      7.96      7.33
-----------------------------------------------------------------------------------------------

(a) Operating earnings exclude the impact of merger and restructuring-related charges as well as other special items.

SUMMARY OF EARNINGS

DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS
Prepared on an FTE basis                         1998      1997      1996      1995      1994
-----------------------------------------------------------------------------------------------
Net interest income                            $  3,905   $ 3,739   $ 3,498   $ 3,118   $ 3,144
Noninterest income                                3,237     2,631     2,333     1,939     1,654
Total revenue                                     7,142     6,370     5,831     5,057     4,798
Noninterest expense                               4,129     3,715     3,512     3,755     3,221
Provision for credit losses                         470       322       213       101        65
Net income                                        1,532     1,367     1,221       679       890

Basic earnings per share                       $   2.61   $  2.37   $  2.02   $   .91   $  1.62
Diluted earnings per share                         2.52      2.30      1.98       .85      1.50
Return on average common equity                   18.07%    19.30%    17.68%     9.93%    15.74%
Return on average assets                           1.56      1.58      1.40       .79      1.08
-----------------------------------------------------------------------------------------------

[The following tables are represented as bar charts in the printed material.]

Diluted Earnings Per Share
PRESENTED ON AN OPERATING BASIS

 1994    1995    1996    1997    1998
------  ------  ------  ------  ------
$ 1.68  $ 1.81  $ 1.98  $ 2.31  $ 2.60

Market Capitalization
(DOLLARS IN BILLIONS)

 1994    1995    1996    1997    1998
------  ------  ------  ------  ------
$  9.3  $ 11.7  $ 14.5  $ 21.4  $ 26.3
------  ------  ------  ------  ------

FINANCIAL TABLE OF CONTENTS

21    Management's Discussion and Analysis

40    Management's Report on Financial Statements

41    Report of Independent Auditors

      CONSOLIDATED FINANCIAL STATEMENTS

42    Consolidated Statements of Income

43    Consolidated Balance Sheets

44    Consolidated Statements of Changes in Stockholders' Equity

45    Consolidated Statements of Cash Flows

46    Notes to Consolidated Financial Statements

      SUPPLEMENTAL FINANCIAL INFORMATION

65    Rate/Volume Analysis

65    Quarterly Summarized Financial Information

66    Consolidated Average Balances/Interest Earned-Paid/Rates 1994-1998

66    Common Stock Price and Dividend Information

67    Loan Maturity

67    Interest Sensitivity of Loans Over One Year

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL OVERVIEW

Fleet Financial Group (Fleet or the corporation) reported operating earnings of $1.58 billion, or $2.60 per diluted share, for 1998, a 14% increase compared with $1.38 billion, or $2.31 per diluted share, earned in 1997. Return on assets
(ROA) and return on common equity (ROE) on an operating basis were 1.61% and 18.61%, respectively, in 1998, compared to 1.59% and 19.45%, respectively, in 1997. Net income for 1998 was $1.53 billion, or $2.52 per diluted share, compared with $1.37 billion, or $2.30 per diluted share in 1997. ROA and ROE during 1998 were 1.56% and 18.07%, respectively, compared with 1.58% and 19.30%, respectively, for 1997. All common share amounts and associated ratios were adjusted to reflect the corporation's two-for-one common stock split which was effective October 7, 1998.

      Increases in both net income and earnings per share during 1998 primarily reflect strong results achieved from the corporation's franchise businesses, as well as companies acquired in 1998 (The Quick & Reilly Group, Inc., the consumer credit card business of Advanta and Columbia Management Company).

      Net interest income on a fully taxable equivalent (FTE) basis totaled $3.9 billion for 1998 and $3.7 billion for 1997. The increase was principally attributable to a $10 billion increase in average earning assets, due largely to an 11% increase in average loans, which includes strong growth in our commercial loan portfolio and the acquisition of the credit card operations of Advanta. The net interest margin for 1998 was 4.63%, a decline from 5.01% reported in 1997. The decrease in net interest margin was primarily attributable to narrowed margins due to the corporation's growth in core commercial loans, combined with the acquisitions of lower rate spread activity at The Quick & Reilly Group, Inc. (Quick & Reilly) and credit cards purchased from Advanta.

      The provision for credit losses was $470 million in 1998, compared to $322 million in 1997. The increase in provision was due principally to increased credit card charge-offs as a result of higher levels of credit card receivables due to the acquisitions of various credit card portfolios.

      Noninterest income increased over $600 million to $3.2 billion in 1998. Increases were noted in nearly all core revenue categories including investment services, capital markets and credit cards. These increases reflect growth in the corporation's core businesses, the impact of recent acquisitions, and a strong equity market. Fee revenue represented 45% of total 1998 revenue compared to 36% on an operating basis in 1997, excluding the impact of the Quick & Reilly acquisition that was accounted for as a pooling-of-interests.

      Noninterest expense totaled $4.1 billion for 1998, compared with $3.7 billion in 1997, an increase of 11%, resulting primarily from acquisitions. Excluding these acquisitions, noninterest expense would have been relatively flat compared to 1997. The combination of increasing revenues and modest expense growth positively impacted the corporation's efficiency ratio which improved to 56.7%.

      Total loans at December 31, 1998, were $69.4 billion, an increase of 11%, compared with $62.6 billion at December 31, 1997. The increase was attributable to strong loan growth in the commercial and industrial (C&I) and lease financing portfolios, as well as higher levels of credit card receivables as a result of various portfolio acquisitions, offset by a slight decline in the commercial real estate portfolio.

      Total deposits increased $5.9 billion to $69.7 billion at December 31, 1998. The increase was due principally to a $4.8 billion increase in money market deposits as a result of rates aimed at attracting new sources of funds.

Dividends Declared

 [The following table was represented as a bar chart in the printed material.]

                         1994          $ .70
                         1995          $ .82
                         1996          $ .87
                         1997          $ .92
                         1998          $1.00

Management's discussion and analysis may contain forward-looking statements that are provided to enhance the reader's ability to see the corporation's anticipated financial performance through the eyes of management. However, such performance involves risks and uncertainties, which may cause actual results to differ materially from those expressed in such forward-looking statements. A more complete discussion of these risks and uncertainties will be contained in Fleet's Form 10-K for the year ended December 31, 1998.

ACQUISITIONS

Consistent with Fleet's strategy to combine the strengths of a leading regional bank with the national distribution capabilities of a diversified financial services company, the corporation announced and/or completed several key acquisitions and new initiatives during 1998.

      The acquisitions included Quick & Reilly and the consumer credit card operations of Advanta, both completed in February of 1998. The acquisition of Quick & Reilly, one of the country's largest discount brokerage firms with a nationwide network of 118 investor centers, provides the corporation with four strong, vertically integrated units, consisting of discount brokerage, including securities trading over the Internet; correspondent clearing; New York Stock Exchange (NYSE) specialist; and Nasdaq market-making capabilities. The corporation also purchased Merrill Lynch Specialists, Inc. (MLSI), a NYSE specialist firm, during the fourth quarter of 1998. The acquisitions of Quick & Reilly and MLSI make the corporation the leading specialist firm on the NYSE. Since the Quick & Reilly acquisition was accounted for under the pooling-of-interests method of accounting, all prior periods have been restated to include Quick & Reilly's financial information.

MANAGEMENT'S DISCUSSION AND ANALYSIS

      The acquisition of the consumer credit card operations of Advanta, along with the purchase of credit card receivables from Crestar Financial and Household International, Inc. place Fleet as the eighth largest issuer of credit cards, with approximately 8 million credit card customers and $14.5 billion in managed credit card receivables.

      New investments included a 35% stake in Oechsle International Advisors, L.P. (Oechsle), a leading international investment advisor with approximately $13 billion in assets under management, a 20% ownership in Parallel Capital Corporation (Parallel), an independent commercial mortgage conduit with a national network of lending offices, and the recently completed acquisition of Sanwa Business Credit (Sanwa), a leasing and asset-based lending company with approximately $6 billion in assets. The Parallel and Oechsle investments closed in the third and fourth quarters of 1998, respectively. The Sanwa acquisition closed on February 1, 1999.

      New initiatives included the formation of the High Yield Securities Group and the Global Lease Finance unit. The Global Lease Finance unit complements Fleet Capital Leasing's current capital markets activities and expands its product capabilities in the market for large-lease transactions.

      These acquisitions and new initiatives strengthen Fleet's competitive position in higher-growth, higher-return businesses and advance Fleet's strategy of accelerating revenue growth and diversifying earnings sources by both business line and geography while achieving a more equal balance of fee-based versus spread revenues. Furthermore, these acquisitions enhance Fleet's capabilities in technology and information management, marketing and new product development, and enable Fleet to offer additional products and services to our customers.

INCOME STATEMENT ANALYSIS

Net Interest Income

Year ended December 31
FTE basis
Dollars in millions                             1998          1997          1996
================================================================================
Interest income                               $6,765        $6,091        $6,028
Tax-equivalent adjustment                         36            39            36
Interest expense                               2,896         2,391         2,566
--------------------------------------------------------------------------------
Net interest income                           $3,905        $3,739        $3,498
================================================================================

Net interest income on an FTE basis totaled $3.9 billion for the year ended December 31, 1998, compared with $3.7 billion for 1997. The $166 million increase was principally the result of strong C&I loan growth, selected credit card portfolio purchases, and a higher level of securities.

Net Interest Margin and Interest-Rate Spread

Year ended December 31                        1998                 1997
FTE basis                            Average                Average
Dollars in millions                  Balance        Rate    Balance        Rate
===============================================================================
Securities                           $10,343        6.59%   $ 8,674        6.73%
Loans                                 66,419        8.58     60,076        8.68
Due from brokers/dealers               3,765        4.89      2,884        4.62
Mortgages held for resale              2,623        7.05      1,413        7.65
Other                                  1,153        4.48      1,597        5.74
-------------------------------------------------------------------------------
Total interest-earning assets         84,303        8.07     74,644        8.21
-------------------------------------------------------------------------------
Deposits                              50,572        3.63     47,514        3.48
Short-term borrowings                  8,400        4.76      5,266        4.69
Due to brokers/dealers                 4,501        4.75      3,463        4.39
Long-term debt                         6,261        7.15      4,608        7.34
-------------------------------------------------------------------------------
Interest-bearing liabilities          69,734        4.15     60,851        3.93
-------------------------------------------------------------------------------
Interest-rate spread                                3.92                   4.28
Interest-free sources of funds        14,569                 13,793
-------------------------------------------------------------------------------
Total sources of funds               $84,303        3.44%   $74,644        3.20%
-------------------------------------------------------------------------------
Net interest margin                                 4.63%                  5.01%
===============================================================================

Net interest margin is a measurement of how effectively the corporation manages the difference between the yield on earning assets and the rate paid on funds used to support those assets, as well as the overall mix of interest-earning assets and interest-bearing liabilities.

      Net interest margin is affected by several factors, including fluctuations in the overall interest-rate environment, funding strategies of the corporation, the mix of interest-earning assets, interest-bearing liabilities and noninterest-bearing liabilities, as well as interest-rate derivatives that are used to manage interest-rate risk.

      The net interest margin for 1998 declined 38 basis points to 4.63%. The decrease in net interest margin was primarily attributable to narrowed margins due to the corporation's growth in core commercial loans, combined with the acquisitions of lower rate spread activity at Quick & Reilly and credit cards purchased from Advanta.

      Average securities increased $1.6 billion in 1998, due to Fleet's efforts to maintain a relatively neutral interest-rate-sensitive position. The yield on securities declined slightly as a result of a lower interest-rate environment.

      Average loans increased $6.3 billion to $66.4 billion, or to nearly 80% of average interest-earning assets in 1998, due primarily to the strong growth in commercial loans, principally in middle-market lending and asset-based lending, leases, and selected credit card portfolio purchases.

      Average due from brokers/dealers and due to brokers/dealers increased $881 million and $1,038 million, respectively, as a result of increased match book activity and funding of customers' margin accounts at Quick & Reilly.

MANAGEMENT'S DISCUSSION AND ANALYSIS

      Average mortgages held for resale increased $1.2 billion, or 86%, due to increased loan production at Fleet Mortgage. The yield has declined by 60 basis points as a result of a lower mortgage-rate environment.

      Average interest-bearing deposits increased $3.1 billion to $50.6 billion in 1998, primarily the result of increased money market deposits. The interest rate paid on these interest-bearing deposits increased to 3.63% in 1998 from 3.48% in 1997. The increase in the cost of deposits reflects a shift in the mix of deposits as a result of funding asset growth with higher-cost wholesale deposits, as well as the corporation paying more competitive rates on higher-yielding money market deposits.

      The $3.1 billion increase in average short-term borrowings is attributable to an increase in both federal funds purchased and treasury, tax and loan borrowings as the corporation utilized these favorably priced funding vehicles to fund asset growth. The $1.7 billion increase in long-term debt was due primarily to net increases in senior and subordinated debt and the issuance of capital securities. The 19 basis point decrease in the funding rate was due to additional debt issued by the corporation in order to lock in longer-term funding at lower interest rates.

      The contribution to the net interest margin from interest-free sources of funds during 1998 was 71 basis points, consistent with 1997.

Noninterest Income

Year ended December 31
Dollars in millions                                 1998        1997        1996
================================================================================
Investment services revenue                       $  851      $  696      $  634
Banking fees and commissions                         748         708         601
Capital markets revenue                              530         326         269
Processing-related revenue                           457         473         503
Credit card revenue                                  391          62          59
Gain from branch divestitures                         --          --          92
Other noninterest income                             260         191         175
--------------------------------------------------------------------------------
Total noninterest income before net
 gains on sales of business units                  3,237       2,456       2,333
Net gains on sales of business units                  --         175          --
--------------------------------------------------------------------------------
Total noninterest income                          $3,237      $2,631      $2,333
================================================================================

As a result of intensified competition and changing customer needs in the banking industry, Fleet has made strategic decisions directed at future revenue-producing activities. Throughout the past several years, the corporation has developed new products and service lines and broadened existing lines via acquisitions to provide additional revenue streams to complement Fleet's traditional banking products and services. These product lines include mutual funds and annuity products, venture capital, direct banking, corporate finance, brokerage, investment management, and credit cards.

      Operating noninterest income totaled $3.24 billion for 1998, up 32% when compared to $2.46 billion for 1997. This increase reflects continued growth in fee revenue businesses and the impact of the strategic acquisitions described earlier.

Investment Services Revenue

Year ended December 31
Dollars in millions                                   1998       1997       1996
================================================================================
Investment management revenue                         $523       $397       $364
Brokerage fees and commissions                         328        299        270
--------------------------------------------------------------------------------
Total investment services revenue                     $851       $696       $634
================================================================================

Investment services revenue, which includes investment management revenue as well as brokerage fees and commissions revenue, increased $155 million, or 22%, in 1998 to $851 million.

Investment Management Revenue

Year ended December 31
Dollars in millions                                         1998    1997    1996
================================================================================
Private clients group                                       $216    $200    $181
Columbia Management Company                                   98      --      --
Retail investments                                            79      62      46
Retirement plan services                                      66      63      59
Not-for-profit institutional services                         50      47      41
Other                                                         14      25      37
--------------------------------------------------------------------------------
Total                                                       $523    $397    $364
================================================================================

Investment management revenue rose 32% in 1998 to $523 million. The improvement was due largely to the acquisition of Columbia Management Company (Columbia), record sales of Fleet's Galaxy Mutual Funds in 1998, combined with growth in the overall value of assets under management and administration that was substantially aided by a strong equity market. Assets under management increased from $77 billion at December 31, 1997 to $84 billion at December 31, 1998.

      Brokerage fees and commissions revenue increased $29 million, or 10%, due to increased customer trading volume at the corporation's brokerage subsidiary, Quick & Reilly, as a result of the strong performance in the equity markets.

      Banking fees and commissions, which includes fees received for cash management, deposit accounts, electronic banking fees and other fees, increased $40 million, or 6%, to $748 million. The increase was due principally to the development of new product packaging and fee schedules, as well as targeted marketing efforts.

Capital Markets Revenue

Year ended December 31
Dollars in millions                                     1998      1997      1996
================================================================================
Venture capital revenue                                 $149      $ 71      $106
Brokerage market-making revenue                          135       100        59
Foreign exchange/interest-rate products                   74        49        34
Securities gains                                          74        33        43
Corporate finance fees                                    54        47         6
Securities trading gains                                  44        26        21
--------------------------------------------------------------------------------
Total capital markets revenue                           $530      $326      $269
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

Capital markets revenue increased $204 million, or 63%, to $530 million for the year ended December 31, 1998. This increase was driven by significant gains pertaining to venture capital investments, brokerage market-making activities, higher securities gains and robust foreign exchange and interest-rate product revenue.

      The gains on the investments of Fleet Private Equity, the corporation's venture capital business, increased by $78 million in 1998 when compared with 1997 as a result of the strength in the equity markets. The corporation's ability to continue to experience increases in the value of these venture capital investments depends on a variety of factors, including the condition of the economy and equity markets. Thus, the likelihood of such gains in the future cannot be predicted.

      Brokerage market-making revenue increased $35 million, or 35%, to $135 million in 1998 as a result of market volatility and increased volume reflecting the corporation's purchase of an over-the-counter market-maker in March 1997.

      Foreign exchange/interest-rate products revenue increased $25 million, or 51%, to $74 million in 1998. Strong foreign exchange and interest-rate product activities were primarily the result of customers locking in their interest-rate and foreign exchange risk during volatile financial markets. Also contributing to the rise in capital markets revenue were increases in securities trading gains and securities gains due to the favorable interest-rate environment.

Processing-Related Revenue

Year ended December 31
Dollars in millions                                   1998       1997       1996
================================================================================
Mortgage banking revenue, net                         $258       $327       $372
Student loan servicing fees                            121        101         99
Other                                                   78         45         32
--------------------------------------------------------------------------------
Total processing-related revenue                      $457       $473       $503
================================================================================

Processing-related revenue decreased $16 million to $457 million in 1998, from $473 million in 1997. The decrease was a result of a $69 million decrease in net mortgage banking revenue offset in part by increases in student loan servicing fees and other processing-related fees. Student loan servicing fees increased $20 million, or 20%, at AFSA Data Corporation (AFSA), the corporation's student loan servicing subsidiary, as accounts serviced increased 18% to 6.5 million in 1998. Other processing-related revenue increased $33 million, due principally to the addition of a healthcare processing unit during 1998.

Mortgage Banking Revenue, Net

Year ended December 31
Dollars in millions                                1998        1997        1996
===============================================================================
Net loan servicing revenue                        $ 456       $ 450       $ 395
Mortgage production revenue                         201         115         132
Gains on sales of mortgage servicing                 34          10          33
Amortization/Impairment charge                     (433)       (248)       (188)
-------------------------------------------------------------------------------
Total mortgage banking revenue, net               $ 258       $ 327       $ 372
===============================================================================

Net mortgage banking revenue of $258 million in 1998 decreased $69 million from the $327 million recorded in 1997. The decrease in net mortgage banking revenue was due principally to increased mortgage servicing rights (MSRs) amortization, a $75 million impairment charge taken as a result of increased refinancings in a lower mortgage-rate environment, as well as the sale of Option One in 1997, which contributed $40 million of mortgage banking revenue, primarily mortgage production revenue, in 1997. Excluding the impact of the impairment charge in 1998 and the Option One revenue contribution in 1997, mortgage banking revenue actually increased 16%, driven by strong mortgage production revenue as a result of record loan production volume of nearly $36 billion in 1998.

      Mortgage servicing rights amortization increased $110 million to $358 million in 1998. The level of amortization increased due to an acceleration in prepayments resulting from a decline in mortgage interest rates. Since mortgage servicing rights are an interest-rate-sensitive asset, the value of the corporation's mortgage servicing portfolio and related mortgage banking revenue may be adversely impacted if mortgage interest rates decline and actual or expected loan prepayments increase. For additional information regarding prepayment risk refer to the Asset-Liability Management discussion in Management's Discussion and Analysis.

      Credit card revenue increased $329 million to $391 million in 1998, primarily the result of the acquisition of the consumer credit card operations of Advanta in February 1998. As part of this acquisition, the corporation acquired nearly $10 billion of securitized credit card receivables that are currently serviced by Fleet. As a result of these securitizations, the corporation recognizes securitization income, servicing revenue, interchange fees, and amortization of deferred origination costs as the primary components of credit card revenue.

      Other noninterest income increased $69 million to $260 million in 1998, due primarily to revenues resulting from acquisitions.

Noninterest Expense

Year ended December 31
Dollars in millions                                 1998        1997        1996
================================================================================
Employee compensation and benefits                $1,927      $1,752      $1,735
Equipment                                            307         317         300
Occupancy                                            298         294         293
Intangible asset amortization                        227         169         140
Legal and other professional                         151         118         136
Marketing                                            132         109         106
Printing and mailing                                  95          79          81
Telephone                                             92          78          89
Other                                                827         774         632
--------------------------------------------------------------------------------
Total noninterest expense, excluding
 merger-related charges                            4,056       3,690       3,512
Merger-related charges                                73          25          --
--------------------------------------------------------------------------------
Total noninterest expense                         $4,129      $3,715      $3,512
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

Critical to Fleet's goals of maximizing long-term profitability and increasing shareholder value is the corporation's expense management strategy. The corporation has implemented various programs in the past several years to reduce expenses. These expense management programs will continue to be an ongoing process used to help Fleet meet its goals. The corporation's successful expense management, coupled with revenue growth, is illustrated by the improvement in the efficiency ratio which decreased 30 basis points from 1997 to 56.7% in 1998.

Efficiency Ratio

 [The following table was represented as a bar chart in the printed material.]

                         1994          63.5%
                         1995          61.1%
                         1996          60.2%
                         1997          57.0%
                         1998          56.7%

Total noninterest expense was $4.13 billion in 1998 and $3.72 billion in 1997. The $414 million, or 11%, increase was due primarily to various acquisitions, new initiatives, as well as growth in selected business areas. Excluding acquisitions, noninterest expense was relatively flat when compared to 1997.

      Employee compensation and benefits increased $175 million during 1998, due to increasing levels of compensation expense primarily attributable to acquisitions, the newly formed business units, as well as increases in compensation expense related to incentives at business units with strong revenue growth. As a result of the acquisitions and new business initiatives, full-time equivalent staff increased from 33,739 at December 31, 1997 to 35,612 at December 31, 1998.

      Intangible asset amortization increased $58 million to $227 million from 1997 due to the acquisitions of Columbia and the consumer credit card operations of Advanta, as well as additional goodwill recorded in 1998, pertaining to the NatWest earnout agreement. Intangible asset amortization will increase in 1999 as a result of 1998 acquisition activity and additional earnout payments.

      Legal and other professional expense increased $33 million during 1998, due to the aforementioned acquisitions and other initiatives. Marketing, telephone, and printing and mailing expenses increased as a result of promotional mailings and the day-to-day operations of the corporation's processing-related businesses.

IMPACT OF THE YEAR 2000

The corporation's Year 2000 project continues to be directed by an Executive Management Steering Committee consisting of its President and Vice Chairmen. The committee provides direct oversight of the Year 2000 initiative and continues to be updated monthly on the project's progress. The corporation's Board of Directors receives formal project updates at least quarterly.

      The corporation has completed its assessment of Year 2000 issues, developed a plan, and arranged for the required resources to complete the necessary remediation efforts for both information technology and non-information technology systems. The corporation will continue to utilize both internal and external resources to appropriately prepare Fleet for the Year 2000. Additionally, the corporation continues to work on high-priority new business technological initiatives that it deems critical to its ongoing business success.

      The corporation has made significant progress in remediating and testing its information systems. All Fleet mission-critical systems have been remediated, tested, and returned to production or are in final testing. Additionally, 97% of all systems have been remediated, tested, and returned to production. This activity continues to track in accordance with the original plan. The corporation has established a separate test environment to accommodate its Year 2000 testing activity and the anticipated need to test with select customers and other third parties during 1999.

      The corporation relies on several third party service providers for key business processes. It continues to work closely with these companies to monitor the progress of their Year 2000 efforts. The corporation's senior management has conducted on-site visits and in many cases follow-up discussions with its most critical service providers to further assess their Year 2000 readiness. In addition, the corporation continues to receive written and verbal verification from its significant third party service providers and vendors as to their Year 2000 readiness.

      The corporation began Year 2000 testing with several of these key vendors and third parties in the third quarter of 1998 and plans to substantially complete testing by the end of the second quarter of 1999. Validation of Year 2000 readiness of all the corporation's vendors continues with a particular focus on the readiness and alternatives, where possible, for vendors that have been identified as critical.

      Until and after the Year 2000 rollover takes place, there can be no assurance that Year 2000-related problems will not occur. Despite the corporation's efforts to identify and address Year 2000 issues, such issues present risks to the corporation, including business disruptions and financial losses.

      The corporation has previously established business resumption plans for its lines of business and subsidiaries. These plans have been reviewed and where appropriate are being enhanced to address potential Year 2000 failure scenarios. This process will be completed by the second quarter of 1999. In addition, a corporate-wide Year 2000 Event Plan has been developed to govern the corporation's activities prior to, during and after the calendar rollover to 2000. Specific plans developed for each of Fleet's lines of business and subsidiary companies are being reviewed and validated by an Event Plan Steering Committee consisting of management from various areas of the corporation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

      The corporation's credit risk associated with borrowers may increase to the extent borrowers are not adequately prepared for the Year 2000. As a result, there may be increases in the corporation's problem loans and credit losses subsequent to Year 2000. The corporation cannot quantify the potential impact of any such losses at this time. However, to mitigate the risk, the corporation has assessed the Year 2000 readiness of 98% of the material business relationships to which it extends credit. The assessment sought to determine the customers' level of Year 2000 preparedness and their level of dependency on technology. Factored together with the overall credit rating of the customer, the corporation identified customers that present an unacceptable risk to the corporation due to Year 2000. Of the material relationships the corporation has assessed, less than 1% have presently been identified as unacceptable in their level of Year 2000 preparedness and will be required to take action to mitigate their Year 2000 risk. The corporation will actively reassess the readiness of customers receiving the unacceptable rating on a quarterly basis throughout 1999 to ensure that the proper steps are being taken.

      The corporation continues to approximate that the cost of the Year 2000 project will be $150 million. The corporation incurred $75 million of expenses in 1998 and $92 million since the inception of this project.

INCOME TAXES

The corporation recorded income tax expense in the amount of $975 million for 1998 compared with $927 million for 1997. The effective tax rate was 38.9% in 1998 compared with 40.4% in 1997. The decrease in the effective tax rate was attributable, in part, to a decrease in the statutory rates of certain states in which the corporation conducts business.

CREDIT CARD SECURITIZATION

The securitization of credit card receivables changes the corporation's status from that of a lender to that of a loan servicer. Accordingly, there is a change in the classification in which the revenue associated with the securitization is reported in the income statement. The corporation's revenue over the terms of a securitization transaction may vary depending upon the credit performance of the securitized receivables because credit losses become a component of the cash flows arising from the securitized transaction. However, the corporation's exposure to credit losses on the securitized receivables is contractually limited to these cash flows.

    The following table depicts the consolidated financial statement impact as if the securitized receivables had, in fact, been owned, as well as additional financial information pertaining to credit card receivables.

Credit Card Securitization Summary

Year ended December 31                               Credit Card
Dollars in millions                    Reported   Securitization        Managed
===============================================================================
Net interest income (FTE)              $  3,905         $    743       $  4,648
Provision for credit losses                 470              518            988
Noninterest income                        3,237             (225)         3,012
Noninterest expense                       4,129               --          4,129
Net income                                1,532               --          1,532
Assets-year-end                        $104,382         $  8,808       $113,190
Assets-average                           98,008            7,912        105,920
Net interest margin                        4.63%            9.39%          5.04%
------------------------------------------------------------------------------

LINES OF BUSINESS

    Fleet Financial Group is organized and managed along five lines of business:
Commercial Financial Services, Retail Banking, National Financial Services, Fleet Investment Group, and Treasury. The financial performance of the corporation is monitored by an internal profitability measurement system, which provides line of business results and key performance measures. The following table presents selected line of business results. As required by Statement of Financial Accounting Standards No. 131, three years of business line comparative financial statements are presented in Footnote 14.

Line of Business Earnings Summary

Year ended December 31            1998     1997     1998     1997     1998      1997
Dollars in millions                Net Income       Total Revenue   Return on Equity
====================================================================================
Commercial Financial Services   $  444   $  371   $1,732   $1,601       20%       17%
Retail Banking                     427      456    2,399    2,440       24        26
National Financial Services        242       97    1,504      811       12        11
Fleet Investment Group             238      187    1,201      981       21        28
Treasury                           127       92      240      202       42        34
All Other                           54      164       66      335      n/m       n/m
------------------------------------------------------------------------------------
Total                           $1,532   $1,367   $7,142   $6,370       18%       19%
====================================================================================

During 1998, increased earnings were recorded by all business lines with the exception of Retail Banking. Increased earnings were driven by continued core franchise growth which was further enhanced by acquisitions. 1998 results also reflect increased resources directed towards higher growth fee-generating businesses such as Fleet Investment Group and National Financial Services. In 1998, resources freed up by the sale of several units in 1997 were invested into the acquisitions of Quick & Reilly, the consumer credit card operations of Advanta, and Columbia. As a result of the ongoing evaluation of corporate businesses, over 30% of corporate earnings are now from higher growth fee-based businesses (Fleet Investment Group and National Financial Services), as compared to just over 20% in 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Earnings Composition by Line of Business

 [The following table was represented as a bar chart in the printed material.]

                                                 1996        1997        1998
Commercial Financial Services                      25%         27%         29%
Retail Banking                                     21%         33%         28%
National Financial Services                        11%          7%         16%
Fleet Investment Group                             14%         14%         15%
Treasury/All Other                                 29%         19%         12%

Commercial Financial Services

Year ended December 31
Dollars in millions                                       1998             1997
===============================================================================
Income Statement Data:
 Net interest income (FTE)                             $ 1,316          $ 1,212
 Noninterest income                                        416              389
 Provision                                                 207              218
 Noninterest expense                                       796              740
 Taxes/FTE adjustment                                      285              272
-------------------------------------------------------------------------------
Net income                                             $   444          $   371
-------------------------------------------------------------------------------
Balance Sheet Data:
 Average loans                                         $39,697          $34,572
 Average deposits                                       11,447           11,027
-------------------------------------------------------------------------------
Return on equity                                            20%              17%
===============================================================================

Commercial Financial Services provides a full range of credit and banking services to corporate, middle-market, real estate, government and leasing customers. Fleet enjoys a strong presence in the Northeast and also has several specialty businesses of national scope which serve to diversify and complement its client base.

      Commercial Financial Services earned $444 million in 1998, a 20% increase from earnings of $371 million in 1997. Increased earnings resulted from strong loan growth, up $5 billion, or 15%, over 1997, as well as increased noninterest revenues across most Commercial Financial Services businesses. These results also reflect investments in several business initiatives in the areas of high yield lending, Fleet Leasing, Fleet Capital, and Corporate Finance. While loan growth was evident in all commercial business lines, increased noninterest revenues were driven by increased banking fees from cash management and trade services, as well as increased corporate finance cross-selling efforts.

Retail Banking

Year ended December 31
Dollars in millions                                       1998             1997
===============================================================================
Income Statement Data:
 Net interest income (FTE)                             $ 1,779          $ 1,862
 Noninterest income                                        620              578
 Provision                                                 117              119
 Noninterest expense                                     1,493            1,482
 Taxes/FTE adjustment                                      362              383
-------------------------------------------------------------------------------
Net income                                             $   427          $   456
-------------------------------------------------------------------------------
Balance Sheet Data:
 Average loans                                         $ 9,935          $10,590
 Average deposits                                       42,614           43,434
-------------------------------------------------------------------------------
Return on equity                                            24%              26%
===============================================================================

Retail Banking includes consumer banking and Fleet's commercial small business group. Retail Banking offers customers products and services to conveniently access, move, and manage their money and delivers these services through its network of nearly 1,200 branches. Fleet's business and entrepreneurial services group provides a full range of financial services targeted at businesses with annual sales of up to $10 million. Fleet is the leading small-business lender in New England and ranks among the ten largest in the country.

      In 1998, Retail Banking earned $427 million, down from 1997 earnings of $456 million. Lower earnings resulted primarily from lower net interest income driven by lower loan and deposit volumes. Retail deposit volumes declined by $820 million on average, as customers continued to migrate from traditional deposit products towards investment products and mutual funds. While total average retail deposits declined by $820 million, the runoff in lower cost savings and NOW accounts was even greater. This decline, however, was partly offset by an increase in money market accounts which typically carry higher interest costs than traditional savings products. Lower net interest income was partly offset by higher noninterest revenue driven by new product initiatives and increased direct banking fees from ATM and debit card activity, as the Retail Banking unit continued to invest in alternative delivery channels and fee-based products.

      In 1998, Retail Banking continued the ongoing reconfiguration of retail product distribution channels in a manner consistent with changing customer preferences. During 1998, the bank sold 33 branches and consolidated 15 other branches in various well-serviced locations. While reducing the number of traditional branches, Fleet increased retail distribution points by adding ATMs. The following table shows the increase in total retail distribution points.

Retail Distribution Points

 [The following table was represented as a bar chart in the printed material.]

                                  1996             1997             1998
ATMs                             2,021            2,389            2,530
Branches                         1,248            1,197            1,151
                                 -----            -----            -----
                                 3,269            3,586            3,681

MANAGEMENT'S DISCUSSION AND ANALYSIS

National Financial Services

Year ended December 31
Dollars in millions                                       1998             1997
===============================================================================
Income Statement Data:
 Net interest income (FTE)                              $  489           $  289
 Noninterest income                                      1,015              522
 Provision                                                 297              203
 Noninterest expense                                       810              452
 Taxes/FTE adjustment                                      155               59
-------------------------------------------------------------------------------
Net income                                              $  242           $   97
-------------------------------------------------------------------------------
Balance Sheet Data:
 Average loans                                          $4,634           $3,007
 Average deposits                                        2,645            1,899
-------------------------------------------------------------------------------
Return on equity                                            12%              11%
===============================================================================

National Financial Services includes mortgage banking, credit cards, venture capital and student loan processing (AFSA). Fleet's mortgage banking business originates, sells and services first and second-mortgage products spanning all customer segments. Fleet Mortgage Group originated approximately $36 billion of loans in 1998. This business services a mortgage portfolio of $119 billion and
1.4 million loans. In 1998, Fleet purchased three credit card portfolios. These acquisitions rank Fleet as the eighth largest issuer of credit cards. Fleet Private Equity provides management teams with the private equity capital necessary to acquire, recapitalize or grow private and public companies. Student loan processing, through the AFSA subsidiary, services 6.5 million accounts nationwide and is the largest student loan servicer in the nation with $48.7 billion of student loans serviced.

      National Financial Services earnings increased by $145 million compared to 1997, due primarily to the acquisition of the Advanta consumer credit card business.

      The following table presents the comparative net income for each of the units which comprise National Financial Services.

National Financial Services
Net Income by Line of Business

Year ended December 31
Dollars in millions                                        1998            1997
===============================================================================
Credit cards                                               $ 91            $ (5)
Venture capital                                              84              33
Mortgage banking                                             43              49
Student loan processing                                      24              20
-------------------------------------------------------------------------------
Net income                                                 $242            $ 97
===============================================================================

In 1998, mortgage banking recorded a $75 million MSR impairment charge, partly offset by related gains on the sale of servicing rights. Excluding these items, mortgage banking earnings were $73 million, representing a 49% increase over 1997. This results from increased loan production volumes as refinancing activity was strong in a low mortgage-rate environment. National Financial Services also had increased earnings from AFSA student loan processing, resulting from increases in student loan account volumes, while venture capital net income increased by $51 million. Venture capital earnings are affected by the condition of equity markets and the general state of the economy. Accordingly, earnings for this unit can vary significantly from period-to-period. During 1998, National Financial Services had a return on equity of 12% which reflected the impact of the goodwill recorded in connection with the purchase of Advanta's credit card operation, as well as the impact of the impairment charge in the mortgage banking business.

Fleet Investment Group

Year ended December 31
Dollars in millions                                       1998             1997
===============================================================================
Income Statement Data:
 Net interest income (FTE)                             $   185          $   170
 Noninterest income                                      1,016              811
 Provision                                                   5                5
 Noninterest expense                                       789              651
 Taxes/FTE adjustment                                      169              138
-------------------------------------------------------------------------------
Net income                                             $   238          $   187
-------------------------------------------------------------------------------
Assets under management                                $84,127          $76,654
-------------------------------------------------------------------------------
Return on equity                                            21%              28%
===============================================================================

Fleet Investment Group is comprised of several businesses, all targeting customers' growing need for investment products and services. These businesses include Quick & Reilly which offers brokerage, market-making, and securities clearing services, the private clients group which offers specialized asset management, estate settlement and deposit and credit products to high-net-worth customers, Columbia which sells proprietary mutual funds and manages personal and institutional business lines in the Pacific Northwest, retail investments which markets Galaxy (Fleet's proprietary mutual fund family) and third party mutual fund and annuity products, and several other businesses which offer retirement plan services, large institutional asset management and not-for-profit investment services.

      Combined, these units of Fleet Investment Group earned $238 million in 1998, an increase of $51 million compared to 1997. Revenue increased by $220 million, or 22%, driven by strong growth in assets under management, as well as increased brokerage and market-making revenues. Increased investment management revenue was the result of related growth in assets under management and increased sales of mutual funds and annuity products, as well as the acquisition of Columbia. Assets under management grew to over $84 billion in 1998.

Assets Under Management
(Dollars in billions)

 [The following table was represented as a bar chart in the printed material.]

                           1994      $39
                           1995      $45
                           1996      $48
                           1997      $77
                           1998      $84

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenue growth was also the result of increased brokerage and market-making revenues which increased by $64 million, or 16%, compared to 1997. Lower return on equity in 1998 reflected the impact of the premium paid in connection with the acquisition of Columbia.

Treasury

Year ended December 31
Dollars in millions                                        1998            1997
===============================================================================
Income Statement Data:
 Net interest income (FTE)                               $  118          $  115
 Noninterest income                                         122              87
 Provision                                                   14              15
 Noninterest expense                                         64              64
 Taxes/FTE adjustment                                        35              31
-------------------------------------------------------------------------------
Net income                                               $  127          $   92
-------------------------------------------------------------------------------
Balance Sheet Data:
 Average securities                                      $9,349          $7,696
 Average residential mortgages                            7,519           6,608
-------------------------------------------------------------------------------
Return on equity                                             42%             34%
===============================================================================

Treasury is responsible for managing the corporation's securities and residential mortgage portfolios, trading operations, asset-liability management function and wholesale funding needs. The Treasury unit earned $127 million in 1998, an increase of $35 million from 1997. Excluding securities gains in both periods, earnings increased by $25 million, or 35%. Increased earnings were driven by increased sales of foreign exchange and interest-rate protection products. Increased sales of these items were the result of strong cross-selling efforts and referrals, primarily from the Commercial Financial Services unit. Increased earnings were also influenced by increased residential and investment portfolios.

All Other

All Other includes the parent company and certain transactions not allocable to any specific business unit. In addition, the impact of methodology allocations such as provision for credit losses, credit reserve, and equity are reported in this unit. Similarly, for comparative purposes, certain businesses sold in 1997 have also been moved into this unit. Earnings in this unit can fluctuate with changes affecting consolidated provision for credit losses, merger and restructuring-related charges, gains and other actions not driven by specific business units.

      All Other earned $54 million in 1998 compared to $164 million in 1997. The decline in earnings was due primarily to revenues and associated expenses in 1997 from business units Fleet exited in 1997, and higher merger charges taken in 1998. Lower earnings also resulted from higher consolidated provision for credit losses in 1998.

BALANCE SHEET ANALYSIS

Total assets increased $13.3 billion to $104.4 billion as of December 31, 1998, as a result of strong loan growth, an increase in mortgages held for resale and the acquisition of three credit card portfolios during the year.

      Fleet's investment securities portfolio plays a significant role in the management of the corporation's balance sheet as the liquid nature of the securities portfolio enhances the efficiency of the balance sheet. The amortized cost of securities available for sale increased $1.6 billion to $9.5 billion at December 31, 1998 compared to $8.0 billion at December 31, 1997. The valuation reserve for securities available for sale increased $53 million to an unrealized gain position of $211 million at December 31, 1998, due to changes in the interest-rate environment.

Securities

                                                     1998                      1997                     1996
December 31                               Amortized       Market    Amortized       Market   Amortized        Market
Dollars in millions                            Cost        Value         Cost        Value        Cost         Value
====================================================================================================================
Securities available for sale:
 U.S. Treasury and government agencies      $   434      $   437      $ 1,126      $ 1,134      $ 1,077      $ 1,083
 Mortgage-backed securities                   7,784        7,982        6,177        6,298        5,987        6,006
 Other debt securities                          792          802          186          189           --           --
--------------------------------------------------------------------------------------------------------------------
  Total debt securities                       9,010        9,221        7,489        7,621        7,064        7,089
--------------------------------------------------------------------------------------------------------------------
   Marketable equity securities                 292          292          256          282          229          255
   Other securities                             211          211          210          210          159          159
--------------------------------------------------------------------------------------------------------------------
     Total securities available for sale      9,513        9,724        7,955        8,113        7,452        7,503
--------------------------------------------------------------------------------------------------------------------
     Total securities held to maturity        1,068        1,073        1,249        1,254        1,177        1,172
--------------------------------------------------------------------------------------------------------------------
Total securities                            $10,581      $10,797      $ 9,204      $ 9,367      $ 8,629      $ 8,675
====================================================================================================================

Loans

The loan portfolio inherently includes credit risk. Fleet attempts to control such risk through review processes that include analysis of credit applications, portfolio diversification and ongoing examinations of outstandings and delinquencies. Fleet strives to identify potential classified assets as early as possible, to take charge-offs promptly based on realistic assessments of probable losses and to maintain adequate reserves for credit losses. The corporation's portfolio is well-diversified by borrower, industry and product, thereby reducing risk.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Loans

December 31
Dollars in millions                                        1998             1997
================================================================================
Commercial and industrial                               $37,167          $32,000
Lease financing                                           4,225            3,376
Commercial real estate                                    5,374            5,677
Consumer                                                 22,630           21,512
--------------------------------------------------------------------------------
Total loans                                             $69,396          $62,565
================================================================================

Total loans increased $6.8 billion, or 11%, over December 31, 1997. This increase was due primarily to loan growth in the commercial and industrial and lease financing portfolios, as well as the acquisition of the credit card operations of Advanta and purchases of credit card receivables from Crestar Financial and Household International, Inc., offset by a slight decline in the commercial real estate and residential real estate portfolios.

LOANS
(Dollars in billions)

(The following table was represented as a bar chart in the printed material.)


                          1994      1995      1996    1997     1998
Commercial               $ 19.5    $ 23.1   $ 29.1   $ 32.0   $ 37.2
Consumer                   20.2      22.3     21.7     21.5     22.6
Commercial RE               5.5       5.0      6.5      5.7      5.4
Lease Financing             1.5       2.2      2.6      3.4      4.2
                         ------    ------   ------   ------   ------
                         $ 46.7    $ 52.6   $ 59.9   $ 62.6   $ 69.4

Commercial and Industrial-Product Diversification

December 31
Dollars in millions                                          1998           1997
================================================================================
Banks and insurance                                       $ 5,697        $ 4,596
Real estate/construction/contractors                        3,018          2,188
Communications                                              2,604          2,568
Business services                                           2,055          1,699
Precious metals/jewelry                                     2,030          1,637
Retail                                                      2,014          1,750
Healthcare                                                  2,000          1,969
Transportation                                              1,780          1,656
Tourism and entertainment                                   1,580          1,306
Machinery and equipment                                     1,578          1,280
Computers and electronics                                   1,546          1,457
Apparel and textiles                                        1,232          1,077
Energy production and distribution                          1,072          1,018
Printing and publishing                                     1,056            839
Food distribution and production                              957            880
Forest products                                               932          1,015
Plastics, ceramics, rubber and misc. products                 920            827
Other                                                       5,096          4,238
--------------------------------------------------------------------------------
Total                                                     $37,167        $32,000
================================================================================

C&I borrowers consist primarily of middle-market and corporate customers and are well-diversified as to industry and companies within each industry. Although the corporation is engaged in business nationwide, the lending done by the banking subsidiaries is primarily concentrated in New England, New York and New Jersey.

      The corporation has limited international lending exposure, which is evidenced by the fact that $485 million, or less than 1% of the outstanding loans were in the Asia/Latin America/Emerging Markets sectors. The corporation's international loans are trade-related with maturities generally less than 90 days. Asia had outstandings of $95 million of which $92 million was outstanding in Korea; Latin America had outstandings of $343 million of which $161 million and $76 million were outstanding in Brazil and Argentina, respectively; and other emerging markets had outstandings of $47 million. The corporation had no direct exposure to Russia and other Eastern European countries.

      Lease financing totaled $4.2 billion at December 31, 1998, compared with $3.4 billion at December 31, 1997. This 25% increase was primarily attributable to increased lease originations from both the direct leasing group and the newly formed Global Lease Finance unit. The corporation provides a wide variety of leasing products to the middle and large ticket marketplaces. The Sanwa Business Credit acquisition closed on February 1, 1999 and added approximately $6 billion of assets, of which approximately $4 billion are lease financings. This acquisition significantly expands Fleet's geographic presence, existing product line, and client base to include lease financing for manufacturers of capital equipment and leasing programs for small businesses. As a result of this acquisition, Fleet Capital Leasing has become the third ranked bank lessor and one of the top ten leasing companies in the United States.

Commercial Real Estate-Product Diversification

December 31
Dollars in millions                                     1998                1997
================================================================================
Apartments                                            $1,330              $1,196
Office                                                 1,241               1,184
Retail                                                 1,211               1,365
Industrial                                               321                 366
Other                                                  1,271               1,566
--------------------------------------------------------------------------------
Total                                                 $5,374              $5,677
================================================================================

Commercial real estate (CRE) loans decreased by $303 million, or 5%, from December 31, 1997 to December 31, 1998, as the corporation has strategically sought to reduce this loan portfolio.

Consumer Loans

December 31
Dollars in millions                                      1998               1997
================================================================================
Residential real estate                               $ 9,314            $10,019
Home equity                                             4,257              4,851
Credit card                                             5,673              2,742
Student loans                                             812              1,029
Installment/other                                       2,574              2,871
--------------------------------------------------------------------------------
Total                                                 $22,630            $21,512
================================================================================

Approximately 60% of the consumer loan portfolio at December 31, 1998 represented loans secured by residential real estate, including second mortgages, home equity loans and lines of credit. The corporation manages the risk associated with most types of consumer loans by utilizing uniform credit standards when extending credit, together with systems that streamline the process of monitoring delinquencies.

MANAGEMENT'S DISCUSSION AND ANALYSIS

      Outstanding residential real estate loans secured by one- to four-family residences decreased $705 million to $9.3 billion at December 31, 1998. This decline was primarily the result of the sale of $750 million of Community Reinvestment Act (CRA) residential mortgage loans at book value. The loans were sold to provide balance sheet capacity for further CRA lending.

      The remainder of consumer loans increased $1.8 billion from December 31, 1997. The increase was directly attributable to the acquisition of the consumer credit card operations of Advanta and purchases of credit card receivables from Crestar Financial and Household International, Inc., as credit card loans increased by $2.9 billion during the period.

NONPERFORMING ASSETS

Nonperforming Assets(a)(b)

Dollars in millions                        C&I        CRE     Consumer     Total
================================================================================
Nonperforming loans:
 Current or less than
  90 days past due                         $123       $ 26       $  2       $151
 Noncurrent                                  48         27         39        114
Other real estate
 owned (OREO)                                 2          4         11         17
--------------------------------------------------------------------------------
Total NPAs December 31, 1998               $173       $ 57       $ 52       $282
--------------------------------------------------------------------------------
Total NPAs December 31, 1997               $257       $ 83       $ 76       $416
================================================================================

(a) Throughout this document, NPAs and related ratios do not include loans greater than 90 days past due and still accruing interest ($234 million and $202 million at December 31, 1998 and 1997, respectively). Included in the 90 days past due and still accruing interest were $209 million and $172 million of consumer loans at December 31, 1998 and 1997, respectively.

(b) Nonperforming assets and related ratios at December 31, 1998 and 1997 do not include $46 million and $214 million, respectively, of nonperforming assets classified as held for sale by accelerated disposition.

Nonperforming assets (NPAs) are assets on which income recognition has either ceased or is limited. NPAs negatively affect the corporation's earnings by reducing interest income. In addition to NPAs, asset quality is measured by the amount of provision, charge-offs and certain credit quality related ratios as disclosed in the Reserve for Credit Losses Activity table.

      NPAs decreased $134 million, or 32%, over the prior year. NPAs at December 31, 1998, as a percentage of total loans and as a percentage of total assets were .41% and .27%, respectively, compared to .66% and .46%, respectively, at December 31, 1997. This improvement was due to declining NPAs in all portfolios.

Activity in Nonperforming Assets

Year ended December 31
Dollars in millions                                        1998            1997
===============================================================================
Balance at beginning of year                              $ 416           $ 723
Additions                                                   458             696
Reductions:
 Payments/interest applied                                 (303)           (441)
 Returned to accrual                                        (47)            (68)
 Charge-offs/write-downs                                   (166)           (174)
 Sales/other                                                (43)            (89)
-------------------------------------------------------------------------------
  Total reductions                                         (559)           (772)
-------------------------------------------------------------------------------
Subtotal                                                    315             647
-------------------------------------------------------------------------------
Assets reclassified as held for sale
 by accelerated disposition                                 (33)           (231)
-------------------------------------------------------------------------------
Balance at end of year                                    $ 282           $ 416
===============================================================================

RESERVE FOR CREDIT LOSSES

The reserve for credit losses represents the amount available for credit losses inherent in the bank's portfolio. It reflects management's ongoing detailed review of certain individual loans, supplemented by an analysis of the historical net charge-off experience of the portfolio, an evaluation of prevailing economic and business conditions, a review of industry concentrations, including emerging market risk, and changes in the size and characteristics of the portfolio, as well as other pertinent factors. Assumptions utilized in the reserve calculation methodology have been relatively consistent with actual results. Based on these analyses, and the assumptions contained therein, the corporation believes that its year-end reserve for credit losses is adequate.

      Loans are charged off once the probability of loss has been established, with consideration given to factors such as the customer's financial condition, underlying collateral and guarantees, as well as general and industry economic conditions.

      Fleet's reserve for credit losses increased $120 million from December 31, 1997, to $1.552 billion at December 31, 1998, significantly due to reserves acquired as part of the acquisition of the consumer credit card operations of Advanta. The 1998 provision for credit losses was $470 million, $148 million higher than the prior year level of $322 million. The increase in the provision for credit losses was due primarily to a 59% increase in net charge-offs in the credit card portfolio. The provision for credit losses is expected to increase in 1999 due to the Sanwa and Household portfolio acquisitions. Total assets from these acquisitions were $7.3 billion.

      During 1998, the corporation experienced significant loan growth of $6.8 billion, or 11%, while the reserve for credit losses increased 8%. As a result of core loan growth and the acquisition of various credit card portfolios, the risk characteristics of the corporation's loan portfolio have been altered. Specifically, the growth in credit card receivables of $2.9 billion required that additional reserves be allocated to the consumer portfolio. Therefore, the allocated reserve pertaining to the consumer portfolio has increased from 24% of the total reserve for credit losses in 1997 to 39% in 1998. Additionally, even though the corporation's loan portfolio increased 11%, the reserve for credit losses, as a percent of total loans, decreased 2% as a result of the corporation's reserve methodology assessing the impact of a strong domestic economy combined with improvements in certain business sectors.

      An integral component of the corporation's risk management process is to ensure the proper allocation of the reserve for credit losses based upon an analysis of risk characteristics, demonstrated losses, loan segmentations, and other factors. The unallocated component of the reserve for credit losses represents management's evaluation of the loan portfolio, including its size and complexity, and the realization that there are estimable losses that have been incurred within the portfolio but not yet specifically identified. At December 31, 1998, the corporation's unallocated reserve has declined 38% from 1997 as the portfolio's risk characteristics have been altered resulting primarily from the additional credit card receivables acquired throughout 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reserve for Credit Losses Allocation

                                        1998                       1997                       1996                      1995
===================================================================================================================================
                                         Percent of                 Percent of                 Percent of                Percent of
December 31                            Loan Type to               Loan Type to               Loan Type to              Loan Type to
Dollars in millions            Amount   Total Loans       Amount   Total Loans       Amount   Total Loans       Amount  Total Loans
===================================================================================================================================
Commercial and industrial     $  639          53.56%      $  626         51.15%      $  668         48.63%      $  606        43.85%
Consumer                         609          19.19          345         18.37          365         22.79          209        20.54
Commercial real estate:
 Construction                     12           1.55           15          1.42           26          1.79           23         1.15
 Interim/permanent                47           6.19           83          7.65          129          8.99          138         8.40
Residential real estate           24          13.42           41         16.01           67         13.44           90        21.83
Lease financing                   18           6.09           18          5.40           20          4.36           19         4.23
Unallocated                      203             --          304            --          213            --          236           --
-----------------------------------------------------------------------------------------------------------------------------------
Total                         $1,552          100.0%      $1,432         100.0%      $1,488         100.0%      $1,321        100.0%
===================================================================================================================================

                                          1994
=====================================================
                                           Percent of
December 31                              Loan Type to
Dollars in millions              Amount   Total Loans
=====================================================
Commercial and industrial        $  620         41.80%
Consumer                            226         25.06
Commercial real estate:
 Construction                        17          1.43
 Interim/permanent                  190         10.26
Residential real estate              47         18.27
Lease financing                      18          3.18
Unallocated                         378            --
-----------------------------------------------------
Total                            $1,496         100.0%
=====================================================

Reserve for Credit Losses Activity

Year ended December 31
Dollars in millions                 1998          1997           1996          1995          1994
=================================================================================================
Balance at beginning
 of year                         $ 1,432       $ 1,488        $ 1,321       $ 1,496       $ 1,669
Gross charge-offs:
 Consumer                             83           118             98            84           100
 Credit card                         332           203            132            57            30
 Commercial and
  industrial                         164           132            160           109            91
 Commercial real estate               16            38             60            99            95
 Residential real estate              13            21             30            65            52
 Lease financing                       1             2              4             4             9
-------------------------------------------------------------------------------------------------
Total gross charge-offs              609           514            484           418           377
-------------------------------------------------------------------------------------------------
Recoveries:
 Consumer                             22            29             22            29            32
 Credit card                          31            14              8             5             3
 Commercial and
  industrial                          63            64             59            48            60
 Commercial real estate               19            26             17            25            27
 Residential real estate               2             3              4             4            11
 Lease financing                       2             2              4             5             5
-------------------------------------------------------------------------------------------------
Total recoveries                     139           138            114           116           138
-------------------------------------------------------------------------------------------------
Net charge-offs                      470           376            370           302           239
Provision                            470           322            213           101            65
Acquired/other                       120            (2)           324            26             1
-------------------------------------------------------------------------------------------------
Balance at end of year           $ 1,552       $ 1,432        $ 1,488       $ 1,321       $ 1,496
-------------------------------------------------------------------------------------------------
Ratio of net charge-offs
 to average loans                    .71%          .63%           .65%          .58%          .53%
Ratio of reserve for credit
 losses to year-end loans           2.24%         2.29%          2.49%         2.51%         3.20%
Ratio of reserve for credit
 losses to year-end
 nonperforming loans                 586%          365%           214%          301%          224%
=================================================================================================

Net charge-offs increased $94 million to $470 million in 1998. Net charge-offs from the credit card portfolio increased $112 million to $301 million, due to a $1.7 billion increase in average credit card loans, year-to-year, from the acquisition of Advanta's consumer credit card portfolio. The ratio of net charge-offs to average loans increased to .71% as compared to .63% at December 31, 1997. Net charge-offs are expected to increase in 1999 due to the acquisition of Sanwa.

FUNDING SOURCES

Components of Funding Sources

December 31
Dollars in millions                                        1998             1997
================================================================================
Deposits:
 Demand                                                 $13,400          $13,148
 Regular savings and NOW                                  5,399            5,981
 Money market                                            29,297           24,504
 Time:
  Domestic                                               17,764           16,258
  Foreign                                                 3,818            3,844
--------------------------------------------------------------------------------
Total deposits                                           69,678           63,735
--------------------------------------------------------------------------------
Short-term borrowed funds:
 Federal funds purchased                                  1,857            1,005
 Securities sold under agreements
  to repurchase                                           2,599            2,630
 Commercial paper                                           943              811
 Other                                                    3,913            3,059
--------------------------------------------------------------------------------
Total short-term borrowed funds                           9,312            7,505
--------------------------------------------------------------------------------
Due to brokers/dealers                                    3,975            4,316
Long-term debt                                            8,820            4,500
--------------------------------------------------------------------------------
Total                                                   $91,785          $80,056
================================================================================

Total deposits increased $5.9 billion to $69.7 billion at December 31, 1998. The increase was due primarily to a $4.8 billion increase in money market deposits as a result of rates aimed at attracting new sources of funds. Time deposits increased $1.5 billion due to the corporation issuing jumbo time deposits to fund earning asset growth during 1998.

    Certificates of deposit and other time deposits issued by domestic offices in amounts of $100,000 or more as of December 31, 1998 will mature as follows:

Maturity of Time Deposits

December 31, 1998                                                        Foreign
Dollars in millions,                            Certificates                Time
Remaining maturity                                of Deposit            Deposits
================================================================================
3 months or less                                      $3,718              $3,810
3 to 6 months                                            799                   6
6 to 12 months                                         1,531                   2
Over 12 months                                           715                  --
--------------------------------------------------------------------------------
Total                                                 $6,763              $3,818
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

Total short-term borrowed funds increased $1.8 billion from December 31, 1997, due primarily to increasing levels of federal funds purchased as a result of needs to fund asset growth.

      Long-term debt increased by $4.3 billion due to the issuance of $4.6 billion of new debt and $520 million of capital securities to fund acquisitions and balance sheet growth, partially offset by almost $900 million of maturities.

      Management believes Fleet has sufficient liquidity to meet its liabilities of customer deposits and debt holders. The effect of maturing liabilities is discussed in the Asset-Liability Management section that follows.

ASSET-LIABILITY MANAGEMENT

The goal of asset-liability management is the prudent control of market risk, liquidity, and capital. Asset-liability management is governed by policies reviewed and approved annually by the corporation's Board of Directors (the Board). The Board delegates responsibility for asset-liability management to the corporate Asset-Liability Management Committee (ALCO). ALCO sets strategic directives that guide the day-to-day asset-liability management activities of the corporation. ALCO also reviews and approves all major market risk, liquidity, and capital management programs.

Market Risk

Market risk is the sensitivity of income to variations in interest rates, foreign exchange rates, equity prices, commodity prices, and other market-driven rates or prices. As discussed below, the corporation is exposed to market risk in both its non-trading and trading operations.

Non-trading Market Risk

Interest-rate risk, including mortgage prepayment risk, is by far the most significant non-trading market risk to which the corporation is exposed. Interest-rate risk is the sensitivity of income to variations in interest rates. This risk arises directly from the corporation's core banking activities - lending, deposit gathering, and loan servicing.

      The primary goal of interest-rate risk-management is to control the corporation's exposure to interest-rate risk both within limits approved by the Board and within narrower guidelines approved by ALCO. These limits and guidelines reflect the corporation's tolerance for interest-rate risk over both short-term and long-term time horizons.

      The corporation controls interest-rate risk by identifying, quantifying, and hedging its exposures. The corporation identifies and quantifies its interest-rate exposures using sophisticated simulation and valuation models, as well as simpler gap analyses, reflecting the known or assumed maturity, repricing, and other cash flow characteristics of the corporation's assets and liabilities.

      The corporation manages the interest-rate risk inherent in its core banking operations using both on-balance sheet instruments, mainly fixed-rate portfolio securities, and a variety of off-balance sheet instruments. The most frequently used off-balance sheet instruments are interest-rate swaps and options (e.g., interest-rate caps and floors). When appropriate, forward-rate agreements, options on swaps, and exchange-traded futures and options are also used.

      The major source of the corporation's non-trading interest-rate risk is the difference in the repricing characteristics of the corporation's core banking assets and liabilities - loans and deposits. This difference or mismatch is a risk to net interest income.

      Most significantly, the corporation's core banking assets and liabilities are mismatched with respect to repricing frequency, maturity and/or index. Most of the corporation's commercial loans, for example, reprice rapidly in response to changes in short-term interest rates (e.g., London Interbank Offered Rate (LIBOR) and prime rate). In contrast, many of its consumer deposits reprice slowly, if at all, in response to changes in market interest rates. As a result, the core bank is asset-sensitive.

      In managing net interest income, the corporation uses fixed-rate portfolio securities and interest-rate swaps to offset the general asset-sensitivity of the core bank. Additionally, the corporation uses interest-rate swaps to offset basis risk, including the specific exposure to changes in the prime rate. At December 31, 1998 and 1997, interest-rate swaps totaling $14.8 billion and $12.2 billion (notional amount), respectively, were being used to manage risk to net interest income.

      A second major source of the corporation's non-trading interest-rate risk is the sensitivity of its mortgage servicing rights (MSRs) to prepayments. The mortgage borrower has the option to prepay the mortgage loan at any time. When mortgage interest rates decline, borrowers have a greater incentive to prepay mortgage loans through a refinancing; when mortgage interest rates rise, this incentive is reduced or eliminated. Since MSRs represent the right to service mortgage loans, a decline in interest rates and an actual, or probable, increase in mortgage prepayments shorten the expected life of the MSR asset and reduce its economic value. Correspondingly, an increase in interest rates and an actual, or probable, decline in mortgage prepayments lengthen the expected life of the MSR asset and enhance its economic value. The expected income from and, therefore, economic value of MSRs is sensitive to movements in interest rates due to this sensitivity to mortgage prepayments.

      To mitigate the risk of declining long-term interest rates, increased mortgage prepayments, and the potential impairment of the MSRs, the corporation uses a variety of risk-management instruments, including interest-rate swaps, caps and floors tied to "constant maturity" yields on long-term (e.g., 10-year) Treasury notes and swaps, options on swaps, and exchange-traded options on Treasury bond and note futures contracts. These instruments gain value as interest rates decline, mitigating the impairment of MSRs. At December 31, 1998 and 1997, the corporation had approximately $65.2 billion and $30.7 billion (notional amount), respectively, of outstanding derivatives being used to manage risk to the MSRs' valuation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

      Complicating management's efforts to control non-trading exposure to interest-rate risk is the fundamental uncertainty of the maturity, repricing, and/or runoff characteristics of some of the corporation's core banking assets and liabilities. This uncertainty often reflects optional features contained in these financial instruments. The most important optional features are contained in consumer deposits and loans.

      For example, many of the corporation's interest-bearing retail deposit products (e.g., interest checking, savings and money market deposits) have no contractual maturity. Customers have the right to withdraw funds from these deposit accounts freely. Deposit balances may therefore run off unexpectedly due to changes in competitive or market conditions. To forestall such runoff, rates on interest-bearing deposits may have to be increased more (or reduced less) than expected. Such repricing may not be highly correlated with the repricing of prime-based or LIBOR-based loans. Finally, balances that leave the banking franchise may have to be replaced with other more expensive retail or wholesale deposits. Given the uncertainties surrounding deposit runoff and repricing, the interest-rate sensitivity of core bank liabilities cannot be determined precisely.

      Similarly, customers have the right to prepay loans, particularly residential mortgage loans, without penalty. As a result, the corporation's mortgage-based assets (including mortgage loans and securities as well as mortgage servicing rights) are subject to prepayment risk. This risk tends to increase when interest rates fall due to the benefits of refinancing. Since the future prepayment behavior of the bank's customers is uncertain, the interest-rate sensitivity of mortgage assets cannot be determined exactly.

      To cope with such uncertainties, management gives careful attention to its assumptions. Depending on the product or behavior in question, each assumption will reflect some combination of market data, research analysis, and business judgment. For example, assumptions for mortgage prepayments are derived from published dealer median prepayment estimates for comparable mortgage loans. Assumptions for noncontractual deposits are based on a historical analysis of repricing and runoff trends, heavily weighted to the recent past, modified by business judgment concerning prospective competitive market influences.

      To measure the sensitivity of its income to changes in interest rates, the corporation uses a variety of methods, including simulation, gap, and valuation analyses.

      Simulation analysis involves dynamically modeling interest income and expense from the corporation's balance sheet and off-balance sheet positions over a specified time period under various interest-rate scenarios and balance sheet structures. The corporation uses simulation analysis to measure the sensitivity of net interest income over relatively short (e.g., 1-2 year) time horizons.

      Key assumptions in these simulation analyses (and in the gap and valuation analyses discussed below) relate to the behavior of interest rates and spreads, the growth or shrinkage of product balances and the behavior of the bank's deposit and loan customers. As indicated above, the most material assumptions relate to the prepayment of mortgage assets, as well as the repricing and/or runoff of noncontractual deposits.

      As the future path of interest rates cannot be known in advance, management uses simulation analysis to project earnings under various interest-rate scenarios. Some scenarios reflect reasonable or "most likely" economic forecasts. Other scenarios are deliberately extreme, including immediate interest-rate "shocks," gradual interest-rate "ramps," spread widenings, and yield curve "twists."

      Usually, each analysis incorporates what management believes to be the most appropriate assumptions about customer and competitor behavior in the specified interest-rate scenario. But in some analyses, assumptions are deliberately manipulated to test the corporation's exposure to "assumption risk."

      The corporation's Board limits on interest-rate risk specify that if interest rates were to shift immediately up or down 200 basis points, estimated net interest income for the subsequent 12 months should decline by less than 7.5%. The corporation was in compliance with this limit at December 31, 1998 and 1997. The following table reflects the estimated exposure of the corporation's net interest income for the next 12 months, assuming an immediate shift in interest rates.

                                                      Estimated Exposure to
      Rate Change                                      Net Interest Income
    (Basis Points)                                    (Dollars in millions)
================================================================================
                                                       1998        1997
--------------------------------------------------------------------------------
        +200                                           $44          $72
        -200                                          (142)        (127)
--------------------------------------------------------------------------------

Management believes that these estimates reflect a complete and accurate representation of the corporate balance sheet. It should be emphasized, however, that the results are dependent on material assumptions such as those previously discussed.

      Management believes that the exposure of the corporation's net interest income to gradual and/or modest changes in interest rates is relatively small. As indicated by the results of the simulation analyses, however, a sharp decline in interest rates will tend to reduce net interest income, but by amounts that are within corporate limits. This exposure is primarily related to two major risk factors discussed earlier - the anticipated slow repricing of noncontractual deposits and the assumed rapid prepayment of mortgage loans and securities.

      Gap analysis provides a static view of the maturity and repricing characteristics of the on- and off-balance sheet positions. The interest-rate gap is prepared by scheduling all assets, liabilities and off-balance sheet positions according to scheduled or anticipated repricing or maturity. Interest-rate gap analysis can be viewed as a complement to simulation analysis.

      The corporation's Board limits on interest-rate risk specify that the cumulative one-year gap should be less than 10% of total assets. As of December 31, 1998, the estimated exposure was 5.4% asset-sensitive (see the following table).

MANAGEMENT'S DISCUSSION AND ANALYSIS

Interest-Rate Gap Analysis

                                                                       Cumulatively Repriced Within
December 31, 1998                                    3 months      4 to 12       12 to 24       2 to 5        After 5
Dollars in millions, by repricing date                or less       months         months        years           years       Total
===================================================================================================================================
Total assets                                        $  62,763    $   9,814      $   5,006    $  10,024       $  16,775     $104,382
Total liabilities and stockholders' equity            (51,358)      (7,616)        (5,254)      (3,180)        (36,974)    (104,382)
Net off-balance sheet                                 (10,276)       2,307          4,065        2,488           1,416
-----------------------------------------------------------------------------------------------------------------------------------
Periodic gap                                            1,129        4,505          3,817        9,332         (18,783)          --
Cumulative gap                                          1,129        5,634          9,451       18,783              --           --
-----------------------------------------------------------------------------------------------------------------------------------
Cumulative gap as a percent of total assets-1998          1.1%         5.4%           9.1%        18.0%
-----------------------------------------------------------------------------------------------------------------------------------
Cumulative gap as a percent of total assets-1997          4.7          3.6            2.3          8.9
===================================================================================================================================

Valuation analysis involves projecting future cash flows from the corporation's assets, liabilities, and off-balance sheet positions over a very long-term horizon, discounting those cash flows at appropriate interest rates, and then aggregating the discounted cash flows. The corporation's "economic value of equity" (EVE) is the estimated net present value of the discounted cash flows. The interest-rate sensitivity of EVE is a measure of the sensitivity of long-term earnings to changes in interest rates. The corporation uses valuation analysis (specifically, the sensitivity of EVE) to measure the exposure of earnings and equity to changes in interest rates over a relatively long (e.g., greater than 2-year) time horizon. Valuation analysis provides a more comprehensive measure of the corporation's exposure to interest-rate risk than simulation analysis. Valuation analysis incorporates a longer time horizon, and also includes certain interest-rate-sensitive components of noninterest income and expense, specifically fee income and amortization from mortgage servicing rights.

      The corporation's Board limits on interest-rate risk specify that if interest rates were to shift immediately up or down 200 basis points, the estimated economic value of equity should decline by less than 10%. The corporation was in compliance with this limit at December 31, 1998 and 1997. The following table reflects the corporation's estimated exposure to economic value assuming an immediate shift in interest rates. Exposures are reported for shifts of +/- 100 basis points, as well as +/- 200 basis points because the sensitivity of EVE, in particular, the sensitivity of the hedged MSRs, to changes in interest rates can be nonlinear.

                                                        Estimated Exposure to
            Rate Change                                    Economic Value
          (Basis Points)                                (Dollars in millions)
================================================================================
                                                        1998          1997
--------------------------------------------------------------------------------
            +200                                       $  69         $(158)
            +100                                         152             9
            -100                                        (498)         (381)
            -200                                        (713)         (798)
================================================================================

During 1998, management continued to add fixed-rate portfolio securities and interest-rate swaps to control the asset-sensitivity inherent in the maturity and repricing mismatch of core bank assets and liabilities. The impact of these programs was partly offset by a reduction in the assumed repricing sensitivity of interest-bearing retail deposits. These assumptions, which are subject to frequent and careful management review, are revised as necessary to reflect current market conditions, business trends and product manager expectations.

      In the fourth quarter of 1998, the corporation entered into a definitive agreement to acquire Sanwa Business Credit. This transaction, which closed on February 1, 1999, will reduce the corporation's estimated exposure to falling interest rates. The year-end balance sheet position reflects management's anticipation of this impact.

      It should be emphasized that valuation analysis focuses on the long-term economic value of the corporation's future cash flows. For some financial instruments, the adverse impact of current movements in interest rates on expected future cash flows must be recognized immediately. For example, if interest rates decline and the hedge is not effective, thereby reducing estimated future fee income from MSRs such that the estimated economic value of the MSRs falls below book value, an immediate impairment charge is required. In contrast, for other financial instruments, such as fixed-rate investment securities, the beneficial impact of a decline in interest rates on future income is unrecognized unless the instruments are sold.

      As a result of such accounting requirements, a portion of the EVE exposure attributable to mortgage servicing rights could materially impact earnings within the next 12 months under certain extreme scenarios involving a tightening of mortgage-treasury spreads, a decline in implied options volatilities, and/or a greater than anticipated increase in prepayments.

      Off-balance sheet interest-rate instruments used to manage net interest income are designated as hedges of specific assets and liabilities. Accrual accounting is applied to these hedges, and the income or expense is recorded in the same category as that of the related balance sheet item. The periodic net settlement of the interest-rate risk-management instruments is recorded as an adjustment to net interest income. The interest-rate risk-management instruments generated $45 million, $52 million, and $12 million of net interest income during 1998, 1997, and 1996, respectively. As of December 31, 1998, the corporation had net deferred income of $11.5 million relating to terminated interest-rate swap contracts, which will be amortized over the remaining life of the underlying terminated interest-rate contracts of approximately 8 years.

MANAGEMENT'S DISCUSSION AND ANALYSIS

      During 1998, the corporation altered its interest-rate risk-management portfolio to limit an increase in asset-sensitivity resulting from balance sheet changes and swap runoff. In particular, $5.4 billion of receive-fixed swaps were added through new transactions, partially offsetting maturities of $2.9 billion.

      The interest-rate instruments used to manage potential impairment of MSRs are designated as hedges of the MSRs. Changes in fair value of the hedges are recorded as adjustments to the carrying value of the MSRs and related hedges. During 1998, net hedge gains of $667 million were deferred and recorded as adjustments to the carrying value of the MSRs and related hedges. At December 31, 1998, the carrying value and fair value of the corporation's MSRs were $1.4 billion and $1.8 billion, respectively.

      In connection with the corporation's management of its MSR hedge program, the corporation terminated (in notional amounts) $28 billion of interest-rate floor agreements and $12 billion of call options and added $44 billion and $16 billion of interest-rate floor agreements and call options, respectively, during 1998. Additionally, the corporation added $10 billion of interest-rate cap corridors and $6 billion of interest-rate swap contracts in its management of the MSR hedge program.

      These risk-management activities do not completely eliminate interest-rate risk in the MSRs. The MSR hedges utilized were indexed to Treasury rates, swap rates, and mortgage rates. At December 31, 1998, approximately 30%, 54%, and 16%, were indexed to Treasury, swap, and mortgage related rates, respectively. Treasury rates and swap rates may not move in tandem with mortgage interest rates. In addition, as mortgage interest rates change, actual prepayments may not respond exactly as anticipated. Other pricing factors, such as the implied volatility of market yields, may affect the value of the option hedges without similarly impacting the MSRs. Therefore, the corporation's hedging activity may not be sufficient to eliminate prepayment and other market risk completely in all interest-rate scenarios.

Risk-Management Instrument Analysis

                                                                                       Weighted               Weighted Average
                                                            Assets-                     Average                      Rate
December 31, 1998                                 Notional  Liabilities                Maturity     Fair    --------------------
Dollars in millions                                  Value  Hedged                      (Years)    Value    Receive          Pay
================================================================================================================================
Interest-rate risk-management instruments
Interest-rate swaps:
  Receive-fixed/pay-variable                     $   9,825  Variable-rate loans
                                                       356  Fixed-rate deposits
                                                     1,867  Long-term debt
                                                 ---------
                                                    12,048                                  1.9    $ 165       6.74%        6.05%
--------------------------------------------------------------------------------------------------------------------------------
  Basis swaps                                        2,779  Deposits                         .3       --       5.26         5.61
--------------------------------------------------------------------------------------------------------------------------------
Total hedges of net interest income                 14,827                                  1.6      165       6.46         5.97
--------------------------------------------------------------------------------------------------------------------------------
Mortgage banking risk-management instruments
Interest rate swaps:
  Receive-fixed/pay-variable, PO swaps               7,011  Mortgage servicing rights       3.0       83       5.88         5.59
Options:
  Interest-rate floors and options on swaps         39,560  Mortgage servicing rights       4.3      517         --(a)        --(a)
  Interest-rate caps and cap corridors              14,759  Mortgage servicing rights       3.8       68         --(a)        --(a)
  Call options purchased                             3,150  Mortgage servicing rights        .1       27         --           --
  Call options sold                                    730  Mortgage servicing rights        .1       (5)        --           --
--------------------------------------------------------------------------------------------------------------------------------
  Total options                                     58,199                                  3.9      607         --           --
--------------------------------------------------------------------------------------------------------------------------------
Total hedges of mortgage servicing rights           65,210                                  3.8      690       5.88         5.59
--------------------------------------------------------------------------------------------------------------------------------
Total risk-management instruments                $  80,037                                  3.4    $ 855       6.27%        5.85%
================================================================================================================================

(a) The mortgage-banking risk-management interest-rate floors and options on swaps, and interest-rate caps and cap corridors have weighted average strike rates of 5.28% and 6.50%, respectively.

Trading Market Risk

The corporation's trading portfolios are exposed to market risk due to variations in interest rates, currency exchange rates, equity prices, precious metals prices, and related market volatilities. This exposure arises in the normal course of the corporation's business as a financial intermediary. Interest-rate, foreign exchange, and precious metals contracts are primarily entered into to satisfy the investment and risk-management needs of our customers. The corporation generally enters into offsetting interest-rate, foreign exchange, and precious metals contracts to mitigate the risk to earnings. Equity positions result mainly from the corporation's market-making activity. The corporation also enters into some proprietary on-balance sheet trading positions, which principally include U.S. federal and state government and agency securities.

      The corporation uses an "earnings at risk" (EAR) system, based on an industry-standard risk measurement methodology, to measure the overall market risk inherent in its trading activities. The system, using historical data to estimate market volatility, measures the risk to earnings at a 99% confidence level based on an assumed ten-day holding period. For instance, the corporation's EAR measure

MANAGEMENT'S DISCUSSION AND ANALYSIS

estimates the loss that would be suffered if its trading positions were held for a full ten days during an adverse market move.

      Management recognizes that this methodology, while standard, can underestimate risk. The actual probability of an extreme market move is generally greater than the statistics suggest because returns on financial instruments are not normally distributed. Nevertheless, as applied to the corporation's trading positions, the method appears to be a conservative measure of risk because in any sustained adverse market move, it is unlikely that trading positions would be held for a full ten days.

      Measured market risk is controlled by earnings at risk limits, which are reviewed and approved annually by the Board. Additionally, more restrictive guidelines may be established by ALCO. During 1998, the Board limit was $46 million. The average daily exposure to this market risk was $11.2 million, and the maximum daily exposure was $39.6 million.

Liquidity Risk

Liquidity risk-management's objective is to assure the ability of the corporation and its subsidiaries to meet their financial obligations. These obligations are the withdrawal of deposits on demand or at their contractual maturity, the repayment of borrowings as they mature, the ability to fund new and existing loan commitments and the ability to take advantage of new business opportunities. Liquidity is achieved by the maintenance of a strong base of core customer funds, maturing short-term assets, the ability to sell marketable securities, committed lines of credit and access to capital markets. Liquidity may also be enhanced through the securitization of consumer asset receivables. Liquidity at Fleet is measured and monitored daily, allowing management to better understand and react to balance sheet trends. ALCO is responsible for implementing the Board's policies and guidelines governing liquidity.

      Liquidity at the bank level is managed through the monitoring of anticipated changes in loans, core deposits, and wholesale funds. Diversification of liquidity sources by maturity, market, product and counterparty are mandated through ALCO guidelines. The corporation's banking subsidiaries routinely model liquidity under three economic scenarios, two of which involve increasing levels of economic difficulty and financial market strain. Management also maintains a detailed contingency liquidity plan designed to respond either to an overall decline in the condition of the banking industry or a problem specific to Fleet. The strength of Fleet's liquidity position is a result of its base of core customer deposits. These core deposits are supplemented by wholesale funding sources in the capital markets, as well as from direct customer contacts. Wholesale funding sources include large certificates of deposit, foreign branch deposits, federal funds, collateralized borrowings, and a $10 billion bank-note program. During 1998, Fleet National Bank enhanced its liquidity by lengthening the term of its wholesale funding sources through the issuance of $4 billion of funds with maturities up to three years.

      The primary sources of liquidity for the parent company are interest and dividends from subsidiaries, committed lines of credit and access to the money and capital markets. Dividends from banking subsidiaries are limited by various regulatory requirements related to capital adequacy and earning trends. The corporation's subsidiaries rely on cash flows from operations, core deposits, borrowings, short-term high-quality liquid assets, and, in the case of nonbanking subsidiaries, funds from the parent company.

      At December 31, 1998, the corporation had commercial paper outstanding of $943 million, all of which was placed directly by Fleet in its local markets, compared with $811 million at December 31, 1997. The corporation has a backup line of credit totaling $1 billion to ensure that funding is not interrupted if commercial paper is not available. At December 31, 1998 and 1997, Fleet had no outstanding balance under the line of credit.

      The parent company had $2.1 billion available for the issuance of common, preferred stock or preferred securities, and senior or subordinated securities at December 31, 1998 under the existing shelf registration filed with the Securities and Exchange Commission (SEC). The parent company's ability to access the capital markets was demonstrated in 1998 through the issuance of $1.3 billion in subordinated debt and the issuance of $520 million of capital securities. The parent company also repaid $550 million of debt during 1998.

      As shown in the consolidated statements of cash flows, cash and cash equivalents increased by $164 million during 1998. The increase was due to cash provided by financing activities of $8.3 billion, offset in part by cash used in operating activities of $1.6 billion and cash used in investing activities of $6.6 billion. Net cash provided by financing activities was the result of net increases in deposits, short-term borrowings and long-term debt, offset in part by cash dividends paid. Net cash used in operating activities was due to a net increase in mortgages held for resale. Net cash used in investing activities was attributable to a net increase in loans, resulting primarily from loan growth in the commercial and industrial and lease financing portfolios and purchases of credit card loan portfolios, as well as a net increase in securities.

CAPITAL

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

      In blending the requirements of each of these constituencies, the corporation has established target capital ranges that it believes will provide for management flexibility and the deployment of capital in an optimally efficient and profitable manner. These targets are reviewed periodically relative to the corporation's risk profile and prevailing economic conditions.

      The corporation strives to maintain regulatory capital at approximately .75%-1.25% above the minimum regulatory requirements for a well-capitalized institution, as defined in the FDIC Improvement Act. In addition, the corporation currently has a tangible common equity-to-assets ratio target range of 5.50%-6.00% and a total equity-to-assets target range of 7.25%-7.75%.

Capital Ratios

December 31
Dollars in millions                                       1998             1997
===============================================================================
Risk-adjusted assets                                  $104,372          $90,063
Tier 1 risk-based capital (4% minimum)                    7.08%            7.26%
Total risk-based capital (8% minimum)                    11.22            10.71
Leverage ratio (4% minimum)                               7.48             7.66
Common equity-to-assets                                   8.35             8.52
Total equity-to-assets                                    9.01             9.28
Tangible common equity-to-assets                          5.53             6.26
Tangible total equity-to-assets                           6.21             7.04
===============================================================================

At December 31, 1998, the corporation exceeded all regulatory required minimum capital ratios and was categorized as well-capitalized. The corporation's risk-based Tier 1 capital ratio decreased compared with December 31, 1997, due mainly to growth in risk-adjusted assets. However, total risk-based capital increased as the corporation issued $1.3 billion of subordinated debt during the year. Excess capital, defined as common equity above the capital target, is available for core business investments and acquisitions.

      As registered brokers-dealers and member firms of the NYSE, certain subsidiaries are subject to rules of both the SEC and the NYSE. These rules require registrants to maintain minimum levels of net capital, as defined, and may restrict a member from expanding its business and declaring dividends as its net capital approaches specified levels. At December 31, 1998, these subsidiaries had net capital, in the aggregate, of approximately $349 million which exceeded aggregate minimum net capital requirements by approximately $304 million.

      During 1998, the corporation announced its intention to repurchase up to $1.5 billion of its common stock from time-to-time as market conditions permit. In addition, the corporation's Board of Directors authorized a 10% increase in the quarterly stock dividend to $.27 per common share payable January 1, 1999. The corporation also effected a two-for-one stock split of the corporation's common stock on October 7, 1998.

COMPARISON OF 1997 AND 1996

Fleet reported net income for 1997 of $1.37 billion, or $2.30 per diluted share, compared with $1.22 billion, or $1.98 per diluted share in 1996. ROA and ROE were 1.58% and 19.30%, respectively, for 1997 compared with 1.40% and 17.68%, respectively, in 1996. All prior periods have been restated to reflect the merger of Quick & Reilly which was accounted for under the pooling-of-interests method of accounting. In addition, all common share amounts and associated ratios were adjusted to reflect the corporation's two-for-one common stock split which was effective October 7, 1998.

      Net interest income on an FTE basis totaled $3.7 billion in 1997, compared with $3.5 billion in 1996. The net interest margin for 1997 was 5.01%, compared with 4.68% in 1996. The increase of 33 basis points was due principally to increased loan fee revenue as well as a complete year's impact of a balance sheet restructuring program undertaken during 1996 in connection with the NatWest acquisition. This restructuring allowed the corporation to replace lower-yielding assets and higher-cost sources of funds with a more favorable mix of loans and core deposits.

      The provision for credit losses was $322 million in 1997 compared with $213 million in 1996, with the increase due principally to a higher level of bankruptcies and delinquencies in the consumer loan portfolio.

      Noninterest income increased $298 million to $2.6 billion in 1997. The increase was due primarily to the inclusion of NatWest for four additional months in 1997 as well as $175 million of net gains on sales of business units.

      Noninterest expense totaled $3.72 billion for 1997, compared with $3.51 billion in 1996. Expenses only increased slightly in 1997, as a result of the successful integrations of NatWest and Shawmut National Corporation in combination with the corporation's continuing cost containment efforts.

      Total loans at December 31, 1997 were $62.6 billion, compared with $59.9 billion at December 31, 1996. The increase is attributable to strong loan growth in the commercial and industrial, lease financing and residential portfolios, which was partially offset by the sale of $2.2 billion of indirect auto loans and a $776 million and $485 million decline in commercial real estate and credit card loans, respectively.

      Total deposits decreased $3.3 billion to $63.7 billion at December 31, 1997. The decrease was due primarily to deposit runoff, which was anticipated as a result of the corporation's efforts to maintain a competitive cost structure, combined with the continued migration of deposits to higher-yielding investment products.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RECENT ACCOUNTING DEVELOPMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The standard requires that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged. The adoption of this standard may cause volatility in both the income statement as well as the equity section of the balance sheet. This standard is effective as of January 1, 2000. The impact of this Statement is not estimable and will be dependent upon the fair value, nature and purpose of the derivative instruments held by the corporation as of January 1, 2000.

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

      The Audit and Risk Management Committees of the Board of Directors consist solely of directors who are not employees of the corporation or its subsidiaries. During 1998, the Audit Committee met five times and the Risk Management Committee met four times with internal auditors, credit review management, the independent auditors, and representatives of senior management to discuss the results of examinations and to review their activities to ensure that each is properly discharging its responsibilities. The independent auditors, internal auditors, and credit review management have direct and unrestricted access to these committees at all times.

      The corporation's consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Its independent auditors' report, which is based on an audit made in accordance with generally accepted auditing standards, expresses an opinion as to the fair presentation of the consolidated financial statements. In performing its audit, KPMG Peat Marwick LLP considers the corporation's internal control to the extent it deems necessary in order to issue its opinion on the consolidated financial statements.


      /s/ Terrence Murray                           /s/ Eugene M. McQuade

      Terrence Murray                               Eugene M. McQuade
      Chairman and                                  Vice Chairman and
      Chief Executive Officer                       Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Fleet Financial Group, Inc.:

We have audited the accompanying consolidated balance sheets of Fleet Financial Group, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fleet Financial Group, Inc. and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


      Boston, Massachusetts                           /s/ KPMG Peat Marwick LLP
      January 20, 1999

CONSOLIDATED STATEMENTS OF INCOME

Year ended December 31
Dollars in millions, except per share amounts                        1998     1997     1996
===========================================================================================
Interest and fees on loans                                         $5,878   $5,357   $5,169
Interest on securities                                                673      570      723
Other                                                                 214      164      136
-------------------------------------------------------------------------------------------
  Total interest income                                             6,765    6,091    6,028
-------------------------------------------------------------------------------------------
Interest expense:
  Deposits                                                          1,835    1,654    1,754
  Short-term borrowings                                               400      247      311
  Long-term debt                                                      448      338      390
  Other                                                               213      152      111
-------------------------------------------------------------------------------------------
   Total interest expense                                           2,896    2,391    2,566
-------------------------------------------------------------------------------------------
Net interest income                                                 3,869    3,700    3,462
-------------------------------------------------------------------------------------------
Provision for credit losses                                           470      322      213
-------------------------------------------------------------------------------------------
Net interest income after provision for credit losses               3,399    3,378    3,249
-------------------------------------------------------------------------------------------
Noninterest income:
  Investment services revenue                                         851      696      634
  Banking fees and commissions                                        748      708      601
  Capital markets revenue                                             530      326      269
  Processing-related revenue                                          457      473      503
  Credit card revenue                                                 391       62       59
  Net gains on sales of business units                                 --      175       --
  Other                                                               260      191      267
-------------------------------------------------------------------------------------------
   Total noninterest income                                         3,237    2,631    2,333
-------------------------------------------------------------------------------------------
Noninterest expense:
  Employee compensation and benefits                                1,927    1,752    1,735
  Equipment                                                           307      317      300
  Occupancy                                                           298      294      293
  Intangible asset amortization                                       227      169      140
  Legal and other professional                                        151      118      136
  Marketing                                                           132      109      106
  Merger-related charges                                               73       25       --
  Other                                                             1,014      931      802
-------------------------------------------------------------------------------------------
   Total noninterest expense                                        4,129    3,715    3,512
-------------------------------------------------------------------------------------------
Income before income taxes                                          2,507    2,294    2,070
Applicable income taxes                                               975      927      849
-------------------------------------------------------------------------------------------
Net income                                                         $1,532   $1,367   $1,221
===========================================================================================

Diluted weighted average common shares outstanding (in millions)    587.8    568.6    580.0
Net income applicable to common shares                             $1,481   $1,305   $1,149
Basic earnings per share                                             2.61     2.37     2.02
Diluted earnings per share                                           2.52     2.30     1.98
===========================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

December 31
Dollars in millions, except share amounts                                                     1998        1997
==============================================================================================================
Assets
Cash, due from banks and interest-bearing deposits                                       $   5,635    $  5,076
Federal funds sold and securities purchased under agreements to resell                         103         498
Securities (market value: $10,797 and $9,367)                                               10,792       9,362
Loans                                                                                       69,396      62,565
Reserve for credit losses                                                                   (1,552)     (1,432)
--------------------------------------------------------------------------------------------------------------
Net loans                                                                                   67,844      61,133
--------------------------------------------------------------------------------------------------------------
Due from brokers/dealers                                                                     3,600       3,510
Mortgages held for resale                                                                    3,960       1,526
Premises and equipment                                                                       1,229       1,205
Mortgage servicing rights                                                                    1,405       1,768
Intangible assets                                                                            3,117       2,196
Other assets                                                                                 6,697       4,773
--------------------------------------------------------------------------------------------------------------
Total assets                                                                             $ 104,382    $ 91,047
==============================================================================================================
Liabilities
Deposits:
  Demand                                                                                 $  13,400    $ 13,148
  Regular savings, NOW, money market                                                        34,696      30,485
  Time                                                                                      21,582      20,102
--------------------------------------------------------------------------------------------------------------
   Total deposits                                                                           69,678      63,735
--------------------------------------------------------------------------------------------------------------
Federal funds purchased and securities sold under agreements to repurchase                   4,456       3,635
Other short-term borrowings                                                                  4,856       3,870
Due to brokers/dealers                                                                       3,975       4,316
Long-term debt                                                                               8,820       4,500
Accrued expenses and other liabilities                                                       3,188       2,539
--------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                        94,973      82,595
--------------------------------------------------------------------------------------------------------------
Stockholders' equity
Preferred stock                                                                                691         691
Common stock (571,168,358 shares issued in 1998 and 571,204,564 shares issued in 1997)           6           3
Common surplus                                                                               3,284       3,329
Retained earnings                                                                            5,337       4,437
Accumulated other comprehensive income                                                         128          97
Treasury stock, at cost (1,593,005 shares in 1998 and 3,878,928 shares in 1997)                (37)       (105)
--------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                                9,409       8,452
--------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                               $ 104,382    $ 91,047
==============================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                  Accumulated
                                                                 Common                                 Other
                                                   Preferred   Stock at     Common    Retained  Comprehensive   Treasury
Dollars in millions, except per share amounts          Stock   $.01 Par    Surplus    Earnings         Income      Stock      Total
===================================================================================================================================
Balance at December 31, 1995                           $ 399      $   3    $ 3,226     $ 2,994          $  52      $  (7)   $ 6,667
Net income                                                --         --         --       1,221             --         --      1,221
Other comprehensive income:
   Net unrealized securities gains arising during
    the period, net of taxes of $3                        --         --         --          --              5         --         --
   Less: reclassification adjustment for net gains
    included in net income, net of taxes of $17           --         --         --          --             26         --         --
                                                                                                        -----
     Other comprehensive income                           --         --         --          --            (21)        --        (21)
                                                                                                                             ------
   Total comprehensive income                             --         --         --          --             --         --      1,200
Cash dividends declared on common stock
  ($.87 per share)                                        --         --         --        (457)            --         --       (457)
Cash dividends declared on preferred stock                --         --         --         (69)            --         --        (69)
Cash dividends declared by pooled company prior
  to merger                                               --         --         --         (10)            --         --        (10)
Issuance of preferred stock                              650         --        (15)         --             --         --        635
Redemption of preferred stock                            (96)        --         --          (3)            --         --        (99)
Common stock issued in connection with:
   Employee benefit plans                                 --         --         30         (31)            --         64         63
   Warrants                                               --         --         15          --             --         --         15
Treasury stock purchased                                  --         --         --          --             --       (105)      (105)
Other items, net                                          --         --        (33)         (5)            --        (12)       (50)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                           $ 953      $   3    $ 3,223     $ 3,640          $  31      $ (60)   $ 7,790
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                --         --         --       1,367             --         --      1,367
Other comprehensive income:
   Net unrealized securities gains arising during
    the period, net of taxes of $54                       --         --         --          --             86         --         --
   Less: reclassification adjustment for net gains
    included in net income, net of taxes of $13           --         --         --          --             20         --         --
                                                                                                        -----
     Other comprehensive income                           --         --         --          --             66         --         66
                                                                                                                            -------
   Total comprehensive income                             --         --         --          --             --         --      1,433
Cash dividends declared on common stock
  ($.92 per share)                                        --         --         --        (467)            --         --       (467)
Cash dividends declared on preferred stock                --         --         --         (62)            --         --        (62)
Cash dividends declared by pooled company
  prior to merger                                         --         --         --          (7)            --         --         (7)
Redemption of preferred stock                           (178)        --         --          --             --         --       (178)
Common stock issued in connection with:
   Employee benefit plans                                 --         --        (51)        (11)            --        162        100
   Reissuance of treasury stock                           --         --        161          --             --        595        756
   Acquisition of Nash Weiss & Co.                        --         --         16          --             --         --         16
Treasury stock purchased                                  --         --         --          --             --       (803)      (803)
Adjustment to retained earnings reflecting pooled
  entity different year-end                               --         --         --         (23)            --         --        (23)
Exchange of Series V preferred stock for trust
   preferred securities                                  (84)        --         --          --             --         --        (84)
Other items, net                                          --         --        (20)         --             --          1        (19)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                           $ 691      $   3    $ 3,329     $ 4,437          $  97      $(105)   $ 8,452
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                --         --         --       1,532             --         --      1,532
Other comprehensive income:
   Net unrealized securities gains arising during
    the period, net of taxes of $51                       --         --         --          --             76         --         --
   Less: reclassification adjustment for net gains
    included in net income, net of taxes of $29           --         --         --          --             45         --         --
                                                                                                        -----
     Other comprehensive income                           --         --         --          --             31         --         31
                                                                                                                            -------
   Total comprehensive income                             --         --         --          --             --         --      1,563
Cash dividends declared on common stock
  ($1.00 per share)                                       --         --         --        (568)            --         --       (568)
Cash dividends declared on preferred stock                --         --         --         (51)            --         --        (51)
Common stock issued in connection with:
   Employee benefit plans                                 --         --        (40)        (15)            --        119         64
Treasury stock purchased                                  --         --         --          --             --        (51)       (51)
Two-for-one common stock split                            --          3         (3)         --             --         --         --
Other items, net                                          --         --         (2)          2             --         --         --
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                           $ 691      $   6    $ 3,284     $ 5,337          $ 128      $ (37)   $ 9,409
===================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31
Dollars in millions                                                          1998         1997         1996
===========================================================================================================
Cash flows from operating activities
Net income                                                               $  1,532     $  1,367     $  1,221
Adjustments for noncash items:
  Depreciation and amortization of premises and equipment                     247          213          200
  Amortization and impairment of mortgage servicing rights                    433          248          188
  Amortization of other intangible assets                                     227          169          140
  Provision for credit losses                                                 470          322          213
  Deferred income tax expense                                                 177          341          443
  Securities gains                                                            (74)         (33)         (43)
  Net gains on sales of business units                                         --         (175)          --
  Merger-related charges                                                       73           25           --
Originations and purchases of mortgages held for resale                   (30,273)     (15,400)     (18,760)
Proceeds from sales of mortgages held for resale                           27,839       14,997       20,025
Increase in due from brokers/dealers                                          (90)      (1,162)        (692)
Increase in accrued receivables, net                                         (145)        (132)        (430)
(Decrease) increase in due to brokers/dealers                                (341)       1,585          739
Increase (decrease) in accrued liabilities, net                               238           88         (229)
Other, net                                                                 (1,917)        (219)         468
-----------------------------------------------------------------------------------------------------------
   Net cash flow (used in) provided by operating activities                (1,604)       2,234        3,483
-----------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Purchases of securities available for sale                                 (5,516)      (3,998)      (5,682)
Proceeds from sales of securities available for sale                        3,000        2,766       16,313
Proceeds from maturities of securities available for sale                   1,085          884        4,161
Purchases of securities held to maturity                                   (1,234)      (1,428)      (1,125)
Proceeds from maturities of securities held to maturity                     1,415        1,317          791
Net cash and cash equivalents received (paid) for businesses acquired         380         (525)       2,386
Purchases of credit card loan portfolios                                   (1,870)          --           --
Net (increase) decrease in loans                                           (3,136)      (5,777)       1,617
Net cash and cash equivalents received from sales of business units            --        2,719           --
Net cash received from divestiture of assets and liabilities                   --           --          768
Purchases of mortgage servicing rights                                       (485)        (271)        (293)
Purchases of premises and equipment                                          (189)        (152)        (164)
-----------------------------------------------------------------------------------------------------------
   Net cash flow (used in) provided by investing activities                (6,550)      (4,465)      18,772
-----------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Net increase (decrease) in deposits                                         3,357       (3,335)      (6,139)
Net increase (decrease) in short-term borrowings                            1,215        3,311      (10,300)
Proceeds from issuance of long-term debt                                    5,209          492          697
Repayments of long-term debt                                                 (889)      (1,106)      (2,108)
Proceeds from issuance of common stock                                         64          856           78
Proceeds from issuance of preferred stock                                      --           --          635
Redemption and repurchase of common and preferred stock                       (51)        (981)        (204)
Cash dividends paid                                                          (587)        (536)        (509)
-----------------------------------------------------------------------------------------------------------
   Net cash flow provided by (used in) financing activities                 8,318       (1,299)     (17,850)
-----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                          164       (3,530)       4,405
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                              5,574        9,104        4,699
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                 $  5,738     $  5,574     $  9,104
===========================================================================================================

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.

Summary of Significant Accounting Policies

The accounting and reporting policies of Fleet Financial Group (Fleet or the corporation) conform to generally accepted accounting principles and prevailing practices within the financial services industry. The corporation is a diversified financial services company headquartered in Boston, Massachusetts, and is organized along functional lines of business, which include: Commercial Financial Services, Retail Banking, National Financial Services, Fleet Investment Group, Treasury and all other.

      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

      The following is a summary of the significant accounting policies:

Basis of Presentation. The consolidated financial statements of Fleet include the accounts of the corporation and its subsidiaries. All material intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to current year classifications. All common share amounts and associated ratios were adjusted to reflect the corporation's two-for-one common stock split which was effective October 7, 1998.

Cash and Cash Equivalents. For purposes of the Consolidated Statements of Cash Flows, the corporation defines cash and cash equivalents to include cash, due from banks, interest-bearing deposits, federal funds sold and securities purchased under agreements to resell.

Securities. Securities are classified at the time of purchase, based on management's intentions, as held to maturity, available for sale or trading account.

      Securities held to maturity are those that management has the positive intent and ability to hold to maturity. Securities held to maturity are stated at cost, net of the amortization of any premium and the accretion of any discount. Securities available for sale are those that management intends to hold for an indefinite period of time, including securities used as part of the asset/liability management strategy, that may be sold in response to changes in interest rates, prepayment risk, liquidity needs, the desire to increase capital or other similar factors. Securities available for sale are recorded at their fair value. Securities that do not have a readily determinable fair value are stated at cost.

      Unrealized losses on an individual security deemed to be other than temporary are written down to their fair value in the accounting period in which such determination is made. The specific identification method is used to determine gains and losses on sales of securities.

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

      Securities owned and securities sold, but not yet purchased, are valued at market and the resulting unrealized gains and losses are reflected in the consolidated statements of income.

Loans. Loans are stated at the principal amounts outstanding, net of unearned income. Loans are placed on nonaccrual status as a result of past-due status or a judgment by management that, although payments are current, such action is prudent. Except in the case of most consumer and residential real estate loans, loans on which payments are past due 90 days or more are placed on nonaccrual status, unless they are well-secured and in the process of collection or renewal. Consumer loans, including residential real estate, are generally placed on nonaccrual status at 180 days past due, or earlier if deemed to be uncollectible, and losses are charged off no later than 180 days past due. When a loan is placed on nonaccrual status, all interest accrued in the current year, but uncollected, is reversed against interest income; prior year amounts are charged against the reserve for credit losses. Cash receipts on nonaccruing commercial loans are generally applied to reduce the unpaid principal balance, and cash receipts on nonaccruing consumer loans are recognized in income on a cash basis. Loans can be returned to accrual status when they become current as to principal and interest or demonstrate a period of performance under the contractual terms and, in management's opinion, are fully collectible.

Reserve for Credit Losses. The corporation continually evaluates the reserve for credit losses by performing detailed reviews of certain individual loans, reviewing historical net charge-off experience of the portfolio as a whole, evaluating prevailing economic and business conditions, reviewing industry concentrations, including emerging market risk, and changes in the size and characteristics of the portfolio, as well as other pertinent factors. The reserve for credit losses related to loans that are identified as impaired, which are primarily commercial and commercial real estate loans on nonaccrual status, is based on discounted cash flows using the loan's effective interest rate, or the fair value of the collateral for collateral-dependent loans, or the observable market price of the impaired loan. Based on these analyses, the reserve for credit losses is maintained at levels considered adequate by management to provide for loan losses inherent in these portfolios.

      Loans, or portions thereof, deemed uncollectible are charged off against the reserve, while recoveries of amounts previously charged off are credited to the reserve. Amounts are charged off once the probability of loss has been established, giving consideration to such factors as the customer's financial condition, underlying collateral and guarantees, and general and industry economic conditions.

Mortgages Held for Resale. Mortgages held for resale are recorded at the lower of aggregate cost or market value. Market value is determined by outstanding commitments from investors or by current investor yield requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Mortgage Servicing Rights (MSRs). The corporation recognizes rights to service mortgage loans as separate assets. The total cost of mortgage loans sold or securitized is allocated between loans and servicing rights based upon the relative fair values of each. Purchased MSRs are initially recorded at fair value. Capitalized MSRs are assessed for impairment based upon the fair value of those rights. Fair values are estimated based on market prices for similar MSRs and on the discounted anticipated future net cash flows considering market loan prepayment predictions, interest rates, servicing costs and other economic factors. For purposes of impairment evaluation and measurement, the corporation stratifies MSRs based on predominant risk characteristics of the underlying loans, including loan type, amortization type (fixed or adjustable) and note rate. To the extent that the carrying value of MSRs exceeds fair value by individual stratum, a valuation reserve is established, which is adjusted in the future as the value of MSRs increases or decreases. The cost of MSRs is amortized in proportion to and over the period of estimated net servicing income.

Due to/Due from Brokers/Dealers. Receivables from brokers/dealers and clearing organizations include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and commissions and floor-brokerage receivables. Payables to brokers/dealers and clearing organizations include amounts payable for securities failed to receive, certain deposits received for securities loaned, amounts payable to clearing organizations on open transactions, and floor-brokerage payables. In addition, the net receivable or payable arising from unsettled trades is reflected in these captions.

Intangible Assets. Intangible assets are generally amortized on a straight-line basis over the estimated period benefited. The excess of cost over the fair value of net assets acquired (goodwill) in business combinations is amortized over appropriate periods given the characteristics of the assets acquired. In certain acquisitions, a core deposit intangible asset is recorded and amortized over a period not to exceed ten years. Purchased credit card intangibles are amortized over a period not to exceed six years. The corporation periodically reviews its intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable, in which case an impairment charge may be recorded.

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

Risk-Management Activities. The corporation enters into certain interest-rate instruments, including interest-rate swaps, cap and floor agreements, and futures contracts to manage exposure to interest-rate risk associated with interest-earning assets and interest-bearing liabilities. For those interest-rate instruments that alter the repricing characteristics of assets or liabilities, the net differential to be paid or received on the instruments is treated as an adjustment to the yield on the underlying assets or liabilities (the accrual method).

      To qualify for accrual accounting, the interest-rate instrument must be designated to specific assets or liabilities or pools of similar assets or liabilities and must effectively alter the interest-rate characteristics of the related assets or liabilities. For instruments that are designated to floating-rate assets or liabilities to be effective, there must be high correlation between the floating interest-rate index on the underlying asset or liability and the offsetting rate on the derivative. The corporation measures initial and ongoing correlation by statistical analysis of the relative movements of the interest-rate indices over time.

      If correlation were to cease on any interest-rate instrument hedging net interest income, it would then be accounted for as a trading instrument. If an interest-rate instrument hedging net interest income is terminated, the gain or loss is deferred and amortized over the shorter of the remaining contractual life of the terminated risk-management instrument or the maturity of the designated asset or liability. If the designated asset or liability matures, is sold, is settled or its balance falls below the notional amount of the instrument, the hedge is usually terminated; if not, accrual accounting is discontinued to the extent that the notional amount exceeds the balance, and accounting for trading instruments is applied.

      The corporation also uses interest-rate instruments and combinations of interest-rate instruments to hedge the value of the corporation's mortgage servicing portfolio. Such instruments are designated as hedges of specific strata of MSRs. To qualify for hedge accounting, net changes in value of the hedges are expected to be highly correlated with changes in the value of the hedged MSRs, and combinations of options purchased and sold must be entered into simultaneously and result in a net purchased option position. Changes in the value of risk-management instruments are treated as adjustments to the carrying value of the hedged MSRs.

      If correlation were to cease on the interest-rate instrument hedging MSRs, they would then be accounted for as trading instruments. If an interest-rate instrument hedging MSRs is terminated, the gain or loss is treated as an adjustment to the carrying value of hedged MSRs and amortized over its remaining life.

Note 2.

Mergers, Acquisitions, and Divestitures

On February 1, 1998, the corporation consummated its acquisition of The Quick & Reilly Group, Inc. (Quick & Reilly), one of the country's largest discount brokerage

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

firms. The acquisition was accounted for as a pooling-of-interests and, therefore, these consolidated financial statements have been restated for all periods presented to include the results of operations, financial position and changes in cash flows of Quick & Reilly. Under the terms of the Quick & Reilly merger, approximately 44 million Fleet common shares were exchanged for all of the outstanding Quick & Reilly common shares at an exchange ratio of .289 shares of Fleet for each share of Quick & Reilly.

      On February 20, 1998, the corporation consummated its acquisition of the consumer credit card operations of Advanta Corporation. Since this acquisition was accounted for under the purchase method of accounting, the results of the acquisition are included for the periods subsequent to the acquisition date. The acquisition provided approximately $11.5 billion of managed credit card receivables, of which approximately $2 billion reside on the balance sheet in consumer loans. Purchased credit card intangible of approximately $150 million was recorded and is being amortized over 6 years. Additionally, goodwill of approximately $500 million was recorded and is being amortized on a straight-line basis over 15 years. Subject to the level of earnings, Fleet may be required to make additional payments up to $100 million over 5 years, which if paid, will be recorded as goodwill.

      On December 18, 1998, the corporation acquired Merrill Lynch Specialists, Inc. (MLSI), a New York Stock Exchange (NYSE) specialist firm, from Merrill Lynch & Co., Inc. The management staff and listings of MLSI merged with JJC Specialist, a division of Fleet Securities, Inc. Goodwill of approximately $106 million was recorded and is being amortized on a straight-line basis over 15 years.

      During the fourth quarter of 1998, the corporation entered into a definitive agreement with Sanwa Bank, Ltd. to purchase its subsidiary, Sanwa Business Credit (Sanwa), a leasing and asset-based lending company. Sanwa offers a wide variety of asset-based lending, equipment leasing and vendor finance programs throughout the United States and has approximately $6 billion in assets. This acquisition closed on February 1, 1999. Goodwill of approximately $385 million was recorded and is being amortized on a straight-line basis over 25 years.

      On December 10, 1997, Fleet consummated its acquisition of Columbia Management Company (Columbia), a Portland, Oregon-based asset management company with approximately $21 billion of assets under management. Goodwill of approximately $466 million was initially recorded in connection with this transaction and is being amortized on a straight-line basis over 30 years. Fleet may be required to make additional payments up to $110 million in accordance with an earnout calculation which, if paid, will be recorded as goodwill. Fleet accounted for this acquisition under the purchase method of accounting. Accordingly, the corporation's financial statements include the effect of Columbia for the periods subsequent to the December 10, 1997 acquisition date.

      During 1997, the corporation sold Option One, a mortgage banking subsidiary; the corporate trust division; and its indirect auto lending portfolio. The pretax net gain recorded on these sales totaled $175 million.

      On May 1, 1996, the corporation acquired from National Westminster Plc substantially all of the net assets of certain subsidiaries of NatWest Bancorp (NatWest). The acquisition of NatWest contributed approximately $13 billion and $18 billion of loans and deposits, respectively, and approximately 300 branches in New York and New Jersey. In accordance with the NatWest merger agreement, Fleet paid a purchase price at closing of $2.7 billion. Goodwill of approximately $660 million was initially recorded in connection with this transaction and is being amortized on a straight-line basis over 15 years. Subject to the level of earnings of NatWest, Fleet may be required to make additional earnout payments of up to $560 million over eight years to be recorded as goodwill, if paid, of which $142 million was paid in 1998 and $270 million to date. The transaction was accounted for under the purchase method of accounting. Accordingly, the corporation's financial statements include the effect of NatWest for the period subsequent to the May 1, 1996 acquisition date.

Note 3.

Securities

                                                              1998                                           1997
                                                         Gross       Gross                             Gross       Gross
December 31                              Amortized  Unrealized  Unrealized     Market  Amortized  Unrealized  Unrealized    Market
Dollars in millions                           Cost       Gains      Losses      Value       Cost       Gains      Losses     Value
==================================================================================================================================
Securities available for sale:

  U.S. Treasury and government agencies    $   434     $     3     $    --    $   437    $ 1,126     $     8     $    --   $ 1,134

  Mortgage-backed securities                 7,784         200           2      7,982      6,177         123           2     6,298

  Other debt securities                        792          11           1        802        186           3          --       189
----------------------------------------------------------------------------------------------------------------------------------
   Total debt securities                     9,010         214           3      9,221      7,489         134           2     7,621
----------------------------------------------------------------------------------------------------------------------------------
  Marketable equity securities                 292          --          --        292        256          27           1       282

  Other securities                             211          --          --        211        210          --          --       210
----------------------------------------------------------------------------------------------------------------------------------
   Total securities available for sale       9,513         214           3      9,724      7,955         161           3     8,113
----------------------------------------------------------------------------------------------------------------------------------
Securities held to maturity:

  State and municipal                        1,056           5          --      1,061      1,238           5          --     1,243

  Other debt securities                         12          --          --         12         11          --          --        11
----------------------------------------------------------------------------------------------------------------------------------
   Total securities held to maturity         1,068           5          --      1,073      1,249           5          --     1,254
----------------------------------------------------------------------------------------------------------------------------------
Total securities                           $10,581     $   219     $     3    $10,797    $ 9,204     $   166     $     3   $ 9,367
==================================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Proceeds from sales of debt securities during 1998, 1997 and 1996 were $3 billion, $3 billion and $16 billion, respectively. Gross gains of $48 million and gross losses of $7 million were realized on those sales in 1998, gross gains of $19 million and gross losses of $9 million were realized on those sales in 1997, and gross gains of $73 million and gross losses of $48 million were realized on those sales in 1996. Net realized gains on sales of marketable equity securities were $33 million, $23 million and $18 million in 1998, 1997 and 1996, respectively.

      The amortized cost and estimated market value, by contractual maturity, of debt securities held to maturity and securities available for sale are shown in the following tables. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Maturities of Securities Available for Sale

December 31, 1998              Within    1 to 5    5 to 10   After 10
Dollars in millions            1 Year     Years      Years      Years     Total
===============================================================================
Amortized cost:

  U.S. Treasury
   and government
   agencies                      $403      $ 10     $   21     $   --    $  434

  Mortgage-backed
   securities                      --         4      1,258      6,522     7,784

  Other debt securities             5       189        593          5       792
-------------------------------------------------------------------------------
Total debt securities            $408      $203     $1,872     $6,527    $9,010
-------------------------------------------------------------------------------
Percent of total
  debt securities                4.53%     2.25%     20.78%     72.44%      100%

Weighted average yield(a)        6.13      6.26       6.41       6.68      6.59
-------------------------------------------------------------------------------
Market value                     $410      $205     $1,899     $6,707    $9,221
===============================================================================

Maturities of Securities Held to Maturity

December 31, 1998              Within    1 to 5    5 to 10    After 10
Dollars in millions            1 Year     Years      Years       Years    Total
===============================================================================
Amortized cost:

  State and municipal          $  954    $   76     $   22      $    4   $1,056

  Other debt securities            --        12         --          --       12
-------------------------------------------------------------------------------
Total debt securities          $  954    $   88     $   22      $    4   $1,068
-------------------------------------------------------------------------------
Percent of total
  debt securities               89.33%     8.24%      2.06%        .37%     100%

Weighted average yield(a)        5.70      7.83       9.07        6.60     5.93
-------------------------------------------------------------------------------
Market value                   $  954    $   90     $   25      $    4   $1,073
===============================================================================

(a) A tax-equivalent adjustment has been included in the calculations of the yields to reflect this income as if it had been fully taxable. The tax-equivalent adjustment is based upon the applicable federal and state income tax rates.

Note 4.

Loans

December 31
Dollars in millions                                     1998           1997           1996            1995           1994
=========================================================================================================================
Loans:

  Commercial and industrial                         $ 37,167        $32,000        $29,107         $23,052        $19,520

  Residential real estate                              9,314         10,019          8,048          11,475          8,529

  Consumer                                            13,316         11,493         13,642          10,796         11,700

  Commercial real estate:

   Construction                                        1,079            890          1,074             606            666

   Interim/permanent                                   4,295          4,787          5,379           4,414          4,789
-------------------------------------------------------------------------------------------------------------------------
    Loans, net of unearned income                     65,171         59,189         57,250          50,343         45,204
-------------------------------------------------------------------------------------------------------------------------
Lease financing:

  Lease receivables                                    4,316          3,342          2,587           2,267          1,765

  Estimated residual value                             1,075            936            688             520            212

  Unearned income                                    (1,166)           (902)          (664)          (564)           (494)
-------------------------------------------------------------------------------------------------------------------------
    Lease financing, net of unearned income(a)         4,225          3,376          2,611           2,223          1,483
-------------------------------------------------------------------------------------------------------------------------
Total loans, net of unearned income                 $ 69,396        $62,565        $59,861         $52,566        $46,687
-------------------------------------------------------------------------------------------------------------------------

(a) The corporation's leases consist principally of full-payout, direct financing leases. The corporation's investment in leverage leases totaled $1,355 million and $935 million for 1998 and 1997, respectively. For federal income tax purposes, the corporation has the tax benefit of depreciation on the entire leased unit and interest on the long-term debt. Deferred taxes arising from leverage leases totaled $858 million in 1998 and $503 million in 1997. Future minimum lease payments to be received are $608 million, 1999; $571 million, 2000; $480 million, 2001; $364 million,
      2002; $266 million, 2003; $2,027 million, 2004 and thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Total loans increased $6.8 billion from $62.6 billion at December 31, 1997 to $69.4 billion at December 31, 1998 due primarily to growth in the commercial and industrial and lease financing portfolios, as well as purchases of various credit card portfolios.

Concentrations of Credit Risk. Although the corporation is engaged in business nationwide, the lending done by the banking subsidiaries is primarily concentrated in New England, New York and New Jersey.

Note 5.

Reserve for Credit Losses

Year ended December 31
Dollars in millions                            1998          1997          1996
===============================================================================
Balance at beginning of year                $ 1,432       $ 1,488       $ 1,321

Provision charged to income                     470           322           213

Loans charged off                              (609)         (514)         (484)

Recoveries of loans charged off                 139           138           114

Acquisitions/other                              120            (2)          324
-------------------------------------------------------------------------------
Balance at end of year                      $ 1,552       $ 1,432       $ 1,488
===============================================================================

The reserve for credit losses increased $120 million from December 31, 1997, to $1.552 billion at December 31, 1998. The 1998 provision for credit losses was $470 million, $148 million higher than the prior year level of $322 million. The increase in the provision for credit losses was due primarily to increased net charge-offs in the credit card portfolio.

      "Acquisitions/Other" primarily related to the acquisitions of credit card receivables in 1998, and NatWest in 1996, which added $120 million and $335 million to the reserves, respectively, offset by reserve transfers related to assets held for sale by accelerated disposition.

Note 6.

Nonperforming Assets

December 31
Dollars in millions                1998      1997      1996      1995      1994
===============================================================================
Nonperforming loans:

  Current or less
   than 90 days
   past due                        $151      $216      $264      $157      $186

  Noncurrent                        114       176       432       283       480

Other real estate
  owned (OREO)                       17        24        27        59        95
-------------------------------------------------------------------------------
Total NPAs(a)                      $282      $416      $723      $499      $761
-------------------------------------------------------------------------------
NPAs as a percent
  of outstanding loans
  and OREO                          .41%      .66%     1.21%      .95%     1.63%
-------------------------------------------------------------------------------
Accruing loans
  contractually
  past due 90
  days or more                     $234      $202      $247      $198      $139
===============================================================================

(a) Excludes $46 million, $214 million, and $265 million of NPAs classified as held for sale by accelerated disposition at December 31, 1998, 1997 and 1996, respectively.

Nonperforming assets (NPAs) decreased $134 million from December 31, 1997 to December 31, 1998, due primarily to declining levels of nonperforming assets in all loan and OREO portfolios as a result of the successful resolution of certain commercial and industrial and commercial real estate loans, as well as $33 million of nonperforming assets transferred to assets held for sale by accelerated disposition.

      The gross interest income that would have been recorded if the nonperforming loans had been current in accordance with their original terms, and had been outstanding throughout the period (or since origination if held for part of the period), was $20 million, $43 million and $71 million in 1998, 1997 and 1996, respectively. The actual amount of interest income on those loans included in net income for the period was $10 million, $11 million and $18 million in 1998, 1997 and 1996, respectively.

      The following table displays the status of impaired loans, which are primarily commercial and commercial real estate loans on nonaccrual status:

Impaired Loans

December 31
Dollars in millions                                           1998          1997
================================================================================
Impaired loans with a reserve                                 $121          $228

Impaired loans without a reserve                                99            95
--------------------------------------------------------------------------------
Total impaired loans                                          $220          $323
--------------------------------------------------------------------------------
Reserve for impaired loans(a)                                 $ 36          $ 63
--------------------------------------------------------------------------------
Average balance of impaired loans
  during the year ended December 31                           $248          $422
--------------------------------------------------------------------------------

(a) The reserve for impaired loans is part of Fleet's overall reserve for credit losses.

Substantially all of the impaired loans were on nonaccrual status and the amount of interest income recognized on impaired loans was not material. The corporation had no material outstanding commitments to lend additional funds to customers whose loans have been placed on nonaccrual status or the terms of which have been modified.

Note 7.

Mortgage Servicing Rights

Year ended December 31
Dollars in millions                            1998          1997          1996
===============================================================================
Balance at beginning of year                $ 1,768       $ 1,566       $ 1,276

Additions                                       803           586           429

Sales                                           (66)          (20)          (39)

Deferred hedge (gain)/loss                     (667)         (116)           40

Amortization/Impairment charge                 (433)         (248)         (188)

Impairment reserve                               --            --            48
-------------------------------------------------------------------------------
Balance at end of year                      $ 1,405       $ 1,768       $ 1,566
-------------------------------------------------------------------------------

Various interest-rate instruments, which are designated as hedges of the MSRs, are used to manage potential impairment. Changes in fair value of the hedges are recorded as adjustments to the carrying value of the MSRs and related hedges. During 1998 and 1997, net hedge gains of $667 million and $116 million, respectively, were deferred and recorded as adjustments to the carrying value of the MSRs and the related hedges. The aggregate fair value of the corporation's MSRs was approximately $1.8 billion as of December 31, 1998. The level of amortization increased due to an increase in prepayments resulting from a decline in mortgage interest rates. (See Footnote 17 for further discussion of MSR risk management).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8.

Merger-Related Liabilities

During 1998 and 1997, the corporation incurred $73 million and $25 million, respectively, of merger-related charges in connection with the acquisitions of Quick & Reilly and the consumer credit card operations of Advanta. At December 31, 1998, the remaining accrued liabilities relating to these charges were $33 million. These charges are direct incremental costs associated with the acquisitions and are presented in the following table:

Components of Merger-Related Charges

Year ended December 31
Dollars in millions                                        1998             1997
================================================================================
Professional fees                                           $ 8              $18

Personnel costs                                              30                7

Other expenses                                               35               --
--------------------------------------------------------------------------------
Total                                                       $73              $25
================================================================================

Professional fees pertain to investment banking, attorneys, and accounting fees. Personnel costs relate primarily to the costs of employee severance, retention payments, and employee assistance for separated employees. Other merger expenses consist primarily of facilities-related exit costs, conversion costs and the write off of various assets.

      In addition to the above merger-related charges, the corporation incurred as part of the purchase of the consumer credit card operations of Advanta, $14 million of exit costs that were included in goodwill at the time of the acquisition. An exit plan had been formulated at the acquisition date and included a $3 million charge to write off certain facilities, and $11 million of personnel expenses, primarily severance costs.

Note 9.

Short-Term Borrowings

                                                                    Securities
                                                       Federal      Sold Under                        Other          Total
                                                         Funds   Agreements to    Commercial     Short-Term     Short-Term
Dollars in millions                                  Purchased      Repurchase         Paper     Borrowings     Borrowings
==========================================================================================================================
1998
Balance at December 31                                  $1,857          $2,599        $  943         $3,913        $ 9,312
Highest balance at any month-end                         2,449           2,599           962          7,225         13,235
Average balance for the year                             1,892           2,328           863          3,317          8,400
Weighted average interest rate as of December 31          3.73%           3.88%         5.27%          4.55%          4.27%
Weighted average interest rate paid for the year          5.39            4.27          5.48           5.27           4.76
--------------------------------------------------------------------------------------------------------------------------
1997
Balance at December 31                                  $1,005          $2,630        $  811         $3,059        $ 7,505
Highest balance at any month-end                         2,002           2,630           940          3,733          9,305
Average balance for the year                               778           2,284           799          1,405          5,266
Weighted average interest rate as of December 31          5.92%           4.77%         5.77%          4.70%          5.06%
Weighted average interest rate paid for the year          5.52            4.48          5.51           4.20           4.69
--------------------------------------------------------------------------------------------------------------------------
1996
Balance at December 31                                  $  488          $2,382        $  676         $  648        $ 4,194
Highest balance at any month-end                         1,221           3,579         2,889          4,238         11,927
Average balance for the year                               838           2,730         1,368          1,415          6,351
Weighted average interest rate as of December 31          5.54%           4.72%         5.41%          4.44%          4.82%
Weighted average interest rate paid for the year          5.21            4.63          5.46           4.73           4.91
==========================================================================================================================

Federal funds purchased and securities sold under agreements to repurchase generally mature within thirty days of the transaction date. The corporation generally maintains the control of the securities in repurchase transactions.

Commercial paper and other short-term borrowings generally mature within 90 days, although commercial paper may have a term of up to 270 days. Total credit facilities available were $1 billion with no amount outstanding at December 31, 1998 and 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 10.
Long-Term Debt
December 31                                     Maturity
Dollars in millions                                 Date        1998        1997
================================================================================
Senior notes and debentures:
Parent company:
  6.849% MTNs                                  1998-2005         $15        $165
  6.00% notes                                       1998          --         250
  7.25% notes                                       1999         200         200
  7.125% notes                                      2000         250         250
  Floating-rate notes                               2000          --          50
  Other                                             2013           1           1
--------------------------------------------------------------------------------
  Total parent company                                           466         916
--------------------------------------------------------------------------------
Affiliates:
  6.50% notes                                  1999-2000         350         350
  MTNs 6.24%-7.06%                             1998-2003         130         192
  FHLB borrowings                              1998-2018         238         244
  Floating-rate bank notes                     1999-2026       2,859          12
  Fixed-rate bank notes                        2000-2012         307           5
  Other                                        1998-2026          64          70
--------------------------------------------------------------------------------
  Total affiliates                                             3,948         873
--------------------------------------------------------------------------------
    Total senior notes and debentures                          4,414       1,789
--------------------------------------------------------------------------------
Subordinated notes and debentures:
  Floating-rate subordinated notes                  1998          --         100
  7.625%-9.85% subordinated notes                   1999         450         450
  9.00%-9.90% subordinated notes                    2001         325         325
  6.875%-7.20% subordinated notes                   2003         300         300
  8.125% subordinated notes                         2004         250         250
  8.625% subordinated notes                         2005         250         250
  7.125% subordinated notes                         2006         300         300
  8.625% subordinated notes                         2007         107         107
  6.375% subordinated notes                         2008         500          --
  7.00%-7.75% subordinated MTNs                2011-2013         320         295
  6.70%-6.875% subordinated notes                   2028         750          --
--------------------------------------------------------------------------------
  Total subordinated notes and debentures                      3,552       2,377
--------------------------------------------------------------------------------
Company-obligated mandatorily redeemable
  capital securities of Fleet Capital Trust:
  7.05%-8.00%                                                    604         334
  Floating-rate                                                  250          --
--------------------------------------------------------------------------------
Total long-term debt                                          $8,820      $4,500
================================================================================

Fleet has a shelf registration with the Securities and Exchange Commission
(SEC), providing for the issuance of common and preferred stock, senior or subordinated debt securities, and other debt securities with $2.1 billion of funds available at December 31, 1998.

      The corporation has five statutory business trusts, Fleet Capital Trust I through Fleet Capital Trust V (Trust I through Trust V), of which the corporation owns all of the common stock. These trusts exist for the sole purpose of issuing trust securities and investing the proceeds thereof in an equivalent amount of junior subordinated debt securities of Fleet.

      The sole assets of Trust I through Trust V are $84 million of 8.00%, $250 million of 7.92%, $120 million of 7.05%, $150 million of 7.17% and $250 million of floating-rate notes, respectively, junior subordinated deferrable interest debentures due in 2027, 2026, 2028, 2028 and 2028, respectively. The floating-rate notes pay interest based on the three-month London Interbank Offered Rate (LIBOR), reset quarterly. The junior subordinated debt securities are unsecured obligations of Fleet and are subordinate and junior in right of payment to all present and future senior and subordinated indebtedness and certain other financial obligations of Fleet. The subordinated debentures and related income statement effects are eliminated in the corporation's consolidated financial statements. Fleet fully and unconditionally guarantees each Trust's obligations under the preferred securities and capital securities.

      The fixed-rate subordinated notes all provide for single principal payments at maturity with the exception of $150 million of 9.85% subordinated notes and subordinated Medium-Term Notes (MTNs). The subordinated MTNs are callable as follows: $100 million in 2000; $195 million in 2001; and $25 million in 2002. The 9.85% subordinated notes mature on June 1, 1999, and at the corporation's option, the notes will either be exchanged for common stock, preferred stock, or certain other primary capital securities of the corporation having a market value equal to the principal amount of the notes, or will be repaid from the proceeds of other issuances of such securities. The corporation may, however, at its option, revoke its obligation to redeem the notes with capital securities based upon the capital treatment of the notes by its primary regulator or consent by its primary regulator for such revocation. The holders of the capital notes are subordinate in rights to depositors and other creditors.

      During 1998, the corporation issued $1.3 billion of subordinated debt with interest rates ranging from 6.375% to 7.00%. All of the parent company fixed-rate senior notes pay interest semiannually, provide for single principal payments and are not redeemable prior to maturity.

      Long-term senior borrowings of affiliates include $350 million of 6.50% notes and $130 million of MTNs with rates ranging from 6.24% to 7.06% issued by Fleet Mortgage Group.

      Fleet National Bank issued $3.1 billion of fixed- and floating-rate bank notes during 1998. The fixed rates range from 6.45% to 7.18%. The floating-rate bank notes pay interest at rates tied to one-month or three-month LIBOR reset monthly or quarterly.

      As part of its interest-rate risk-management process, the corporation uses interest-rate swaps to modify the repricing and maturity characteristics of certain long-term debt. These interest-rate risk-management activities are discussed in greater detail in Note 17 to the Consolidated Financial Statements.

      The aggregate payments required to retire long-term debt are: $873 million in 1999; $2.511 billion in 2000; $1.487 billion in 2001; $88 million in 2002;
$401 million in 2003; $252 million in 2004; and $3.208 billion thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11.

Preferred Stock

The following is a summary of the corporation's preferred stock outstanding at December 31, 1998 and 1997:

                                                                                               Earliest
December 31                                    Stated            Outstanding  Outstanding    Redemption   Redemption       Interest
Dollars in millions, except per share amounts   Value    Shares      at 1998      at 1997          Date     Price(a)   Per Share(d)
===================================================================================================================================
7.25% Series V perpetual preferred               $250   765,000         $191         $191    04/15/2001         $250             10%

6.75% Series VI perpetual preferred               250   600,000          150          150    04/15/2006          250             20

6.60% Series VII cumulative preferred(b)          250   700,000          175          175    04/01/2006          250             20

6.59% Series VIII noncumulative preferred(c)      250   200,000           50           50    10/01/2001          250             20

9.35% cumulative preferred                        250   500,000          125          125    01/15/2000          250             10
-----------------------------------------------------------------------------------------------------------------------------------
Total preferred stock                                                   $691         $691
===================================================================================================================================

(a)   Plus accrued but unpaid dividends.
(b) After April 1, 2006, the rate will adjust based on a U.S. Treasury security rate.
(c) After October 1, 2006, the rate will adjust based on a U.S. Treasury security rate.
(d)   Represents ownership interest in depositary shares.

Dividends on outstanding preferred stock issues are payable quarterly. All the preferred stock outstanding has preference over the corporation's common stock with respect to the payment of dividends and distribution of assets in the event of a liquidation or dissolution of the corporation. Except in certain circumstances, the holders of preferred stock have no voting rights.

Note 12.

Common Stock

At December 31, 1998, Fleet had 1.2 billion common shares authorized for issuance with 569.6 million common shares outstanding. Shares reserved for future issuance in connection with the corporation's stock plans, outstanding rights and warrants, and stock options totaled 66 million.

      The following table presents the warrants that were outstanding as of December 31, 1998:

Stock Warrants

December 31, 1998                                        Exercise     Expiration
Shares in millions                          Shares          Price           Date
================================================================================
                                              13.0        $  8.83        7/12/01

                                              4.9           21.94        1/27/01
================================================================================

During 1990, Fleet's Board of Directors declared a dividend of one preferred share purchase right for each outstanding share of Fleet common stock (adjusted to one-half of a right per share upon Fleet's two-for-one common stock split which was effective October 7, 1998). Under certain conditions, a right may be exercised to purchase 1/100 of the corporation's cumulative participating preferred stock at a price of $50, subject to adjustment. The rights become exercisable if a party acquires 10% or more (in the case of certain qualified investors, 15% or more) of the issued and outstanding shares of Fleet common stock, or after the commencement of a tender or exchange offer for 10% or more of the issued and outstanding shares. When exercisable under certain conditions, each right would entitle the holder to receive upon exercise of a right that number of shares of common stock having a market value of two times the exercise price of the right. The rights will expire in the year 2000 and may be redeemed in whole, but not in part, at a price of $.005 per share at any time prior to expiration or the acquisition of 10% of Fleet common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13.

Earnings Per Share

The following table presents a reconciliation of earnings per share as of December 31, 1998, 1997 and 1996:

December 31                                                1998                         1997                         1996
Dollars in millions, except per share amounts         Basic       Diluted          Basic       Diluted          Basic       Diluted
===================================================================================================================================
Equivalent shares:

  Average shares outstanding                    568,059,117   568,059,117    551,956,482   551,956,482    568,896,262   568,896,262

Additional shares due to:

  Stock options                                          --     7,344,899             --     5,795,650             --     3,198,176

  Warrants                                               --    12,365,147             --    10,852,678             --     7,931,536
-----------------------------------------------------------------------------------------------------------------------------------
Total equivalent shares                         568,059,117   587,769,163    551,956,482   568,604,810    568,896,262   580,025,974
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per share:

  Net income                                         $1,532        $1,532         $1,367        $1,367         $1,221        $1,221

  Less preferred stock dividends                        (51)          (51)           (62)          (62)           (72)          (72)
-----------------------------------------------------------------------------------------------------------------------------------
Adjusted net income                                  $1,481        $1,481         $1,305        $1,305         $1,149        $1,149
-----------------------------------------------------------------------------------------------------------------------------------
Total equivalent shares                         568,059,117   587,769,163    551,956,482   568,604,810    568,896,262   580,025,974
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per share on net income                      $2.61         $2.52          $2.37         $2.30          $2.02         $1.98
-----------------------------------------------------------------------------------------------------------------------------------

Options and warrants to purchase 810,050 shares of common stock at exercise prices between $40.22 and $44.16; 8,237,060 shares of common stock at exercise prices between $31.88 and $37.02; and 7,704,930 shares of common stock at exercise prices between $22.22 and $27.50 at December 31, 1998, 1997, and 1996, respectively, were outstanding but not included in the computation of diluted EPS because the options and warrants were antidilutive.

Note 14.

Management Reporting

The corporation has adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information by operating segment.

      Fleet Financial Group is managed through five principal business lines. These are Commercial Financial Services, Retail Banking, National Financial Services, Fleet Investment Group, and Treasury. Commercial Financial Services includes traditional commercial banking, leasing and asset-based lending, as well as investment banking, government banking, trade finance, and cash management services. Retail Banking includes the distribution of consumer financial services and small business lending and deposit services. The National Financial Services business line includes mortgage banking, credit card services, student loan processing, and venture capital, all marketed nationally. Fleet Investment Group provides asset management services to institutional and wealthy market clients, retail mutual fund and annuity sales, and brokerage, market-making and securities clearing services. Treasury is responsible for managing the corporation's securities and residential mortgage portfolios, asset-liability management function and wholesale funding needs. All Other includes unallocated support units, the management accounting control units and certain transactions and events not allocated to specific business lines. Management accounting control units includes management accounting offsets to transfer pricing, equity, and provision allocations.

Management Reporting Policies

The financial performance of the corporation is monitored by an internal profitability measurement system. Monthly financial statements are produced and reviewed by senior management. Within business units, assets, liabilities, and equity are match-funded utilizing similar maturity, liquidity and repricing information. Additionally, equity, provision for credit losses and reserve for credit losses are determined on an economic basis. The corporation has developed a risk-adjusted methodology that quantifies risk types (e.g., credit and operating risk) within business units and assigns capital accordingly. Provision for credit losses and reserve for credit losses are allocated to each business line based on economic modeling of long-term expected loss rates. Management accounting policies are in place for assigning expenses that are not directly incurred by businesses, such as overhead, operations and technology expense. Internal users of these services meet with suppliers of services annually, and are charged on an agreed-upon measure of usage. Management accounting concepts are periodically refined and results are periodically restated to reflect methodological and/or management organization changes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       Commercial                 National        Fleet                                  Fleet
December 31, 1998                       Financial      Retail    Financial   Investment                       All    Financial
Dollars in millions                      Services     Banking     Services        Group     Treasury        Other        Group
==============================================================================================================================
Income Statement Data:(a)

  Net interest income (FTE)              $ 1,316      $ 1,779      $   489      $   185      $   118      $    18      $ 3,905

  Noninterest income                         416          620        1,015        1,016          122           48        3,237
------------------------------------------------------------------------------------------------------------------------------
  Total revenue                            1,732        2,399        1,504        1,201          240           66        7,142

  Noninterest expense                        796        1,493          810          789           64          177        4,129

  Provision for credit losses                207          117          297            5           14         (170)         470

  Taxes/FTE adjustment                       285          362          155          169           35            5        1,011
------------------------------------------------------------------------------------------------------------------------------
  Net income                             $   444      $   427      $   242      $   238      $   127      $    54      $ 1,532
------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:

  Average total assets                   $44,021      $13,088      $12,952      $ 9,200      $18,088      $   659      $98,008

Other Financial Data (pre-tax):

  Return on Equity                         19.86%       24.34%       11.67%       21.31%       42.16%         n/m        18.07%

  Return on Assets                          1.01         3.26         1.87         2.59          .70          n/m         1.56

  Expenditures for long-lived assets     $     9      $    61      $    26      $     3      $    --      $    90      $   189

  Depreciation and amortization(b)            44          165          505           42            2          149          907

  Merger charges                                                                                               73           73
==============================================================================================================================

                                       Commercial                 National        Fleet                                  Fleet
December 31, 1997                       Financial      Retail    Financial   Investment                       All    Financial
Dollars in millions                      Services     Banking     Services        Group     Treasury        Other        Group
==============================================================================================================================
Income Statement Data:(a)

  Net interest income (FTE)              $ 1,212      $ 1,862      $   289      $   170      $   115      $    91      $ 3,739

  Noninterest income                         389          578          522          811           87          244        2,631
------------------------------------------------------------------------------------------------------------------------------
  Total revenue                            1,601        2,440          811          981          202          335        6,370

  Noninterest expense                        740        1,482          452          651           64          326        3,715

  Provision for credit losses                218          119          203            5           15         (238)         322

  Taxes/FTE adjustment                       272          383           59          138           31           83          966
------------------------------------------------------------------------------------------------------------------------------
Net income                               $   371      $   456      $    97      $   187      $    92      $   164      $ 1,367
------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:

  Average total assets                   $38,664      $14,016      $ 8,345      $ 6,989      $15,664      $ 2,982      $86,660

Other Financial Data (pre-tax):

  Expenditures for long-lived assets     $     7      $    62      $    15      $    10      $     3      $    55      $   152

  Depreciation and amortization(b)            43          171          288           23            3          102          630

  Merger charges                                                                                               25           25
==============================================================================================================================

                                       Commercial                 National        Fleet                                  Fleet
December 31, 1996                       Financial      Retail    Financial   Investment                       All    Financial
Dollars in millions                      Services     Banking     Services        Group     Treasury        Other        Group
==============================================================================================================================
Income Statement Data:(a)

  Net interest income (FTE)              $ 1,174      $ 1,691      $   266      $   161      $   149      $    57      $ 3,498

  Noninterest income                         321          430          598          710           73          201        2,333
------------------------------------------------------------------------------------------------------------------------------
  Total revenue                            1,495        2,121          864          871          222          258        5,831

  Noninterest expense                        750        1,512          510          569           82           89        3,512

  Provision for credit losses                196          107          125            5           18         (238)         213

  Taxes/FTE adjustment                       248          246           88          127           45          131          885
------------------------------------------------------------------------------------------------------------------------------
Net income                               $   301      $   256      $   141      $   170      $    77      $   276      $ 1,221
------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:

  Average total assets                   $34,401      $14,097      $ 9,081      $ 5,930      $21,847      $ 1,382      $86,738

Other Financial Data (pre-tax):

  Expenditures for long-lived assets     $    10      $    62      $    17      $     7      $     1      $    67      $   164

  Depreciation and amortization(b)            37          156          222           20            2           91          528
==============================================================================================================================

(a)   Prepared on a fully taxable equivalent basis.

(b) Includes amortization of mortgage servicing rights, core deposit intangibles, purchased credit card intangibles and goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15.

Employee Benefits

Stock Option Plan. The corporation has a stock option plan under which incentive and nonqualified stock options are granted to certain employees for the purchase of Fleet common stock at the fair value on the date of grant. Options granted under the plan generally vest over a three- to five-year period and expire at the end of ten years.

      The following tables summarize information about stock options outstanding at December 31:

Stock Options

December 31                                    1998                        1997                       1996
====================================================================================================================
                                                    Weighted                    Weighted                    Weighted
                                                     Average                     Average                     Average
                                                    Exercise                    Exercise                    Exercise
                                          Shares       Price          Shares       Price          Shares       Price
====================================================================================================================
Outstanding at beginning of year      29,646,044      $23.35      26,108,868      $18.74      23,460,616      $15.92

Granted                               10,330,142       39.26       9,120,516       32.00       8,798,870       22.36

Exercised                             (3,447,862)      18.88      (4,035,500)      14.52      (5,141,958)      12.15

Forfeited                             (1,217,173)      26.50      (1,547,840)      19.58      (1,008,660)      18.54
--------------------------------------------------------------------------------------------------------------------
Outstanding at end of year            35,311,151      $28.32      29,646,044      $23.35      26,108,868      $18.74
--------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end       14,591,445      $21.45      10,981,724      $17.98       8,785,142      $14.86
====================================================================================================================

Stock Options Outstanding and Exercisable

December 31, 1998                             Options Outstanding                      Options Exercisable
==============================================================================================================
                                                    Weighted
                                                     Average          Weighted                        Weighted
                                   Number          Remaining           Average         Number          Average
Range of Exercise Prices      Outstanding   Contractual Life    Exercise Price    Outstanding   Exercise Price
==============================================================================================================
$ 4- $18                        6,197,411          4.7 Years           $ 15.91      5,490,645          $ 15.62

$19- $24                       11,006,114          7.0 Years             21.89      6,579,651            21.90

$25- $45                       18,107,626          9.1 Years             36.48      2,521,149            32.96
--------------------------------------------------------------------------------------------------------------
$ 4- $45                       35,311,151          7.7 Years           $ 28.32     14,591,445          $ 21.45
==============================================================================================================

Restricted Stock Plan. The corporation maintains restricted stock plans under which key employees are awarded shares of the corporation's common stock subject to certain vesting requirements.

      Certain restricted stock granted in 1998, 1997 and 1996 vests, in whole or in part, only if certain preestablished performance goals are attained. The performance periods range from two to five years. The remaining restricted stock vests over three years. During 1998, 1997 and 1996, grants of 538,000; 475,000; and 194,000 shares, respectively, of restricted stock were made. As of December 31, 1998, 1997 and 1996, outstanding shares totaled 954,333; 629,000; and
609,500, respectively, with average grant prices of $36.18, $29.85 and $17.84, respectively. Compensation cost recognized for restricted stock during 1998, 1997 and 1996 was $9 million, $7 million and $3 million, respectively.

Pro Forma Fair Value Information. The corporation has adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This standard defines a fair value-based method of accounting for employee stock options and similar equity instruments, but permits companies to continue to use the intrinsic value-based method. The corporation has elected to continue the intrinsic value-based method. Pro forma net income and earnings per share information, as required by SFAS No. 123, has been calculated as if the corporation had accounted for employee stock options and other stock-based compensation under the fair value method. The fair value was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 4.33% for 1998, 6.09% for 1997 and 6.37% for 1996, a dividend yield approximating the current yield, volatility of the corporation's common stock of 26% for 1998 and 25% for 1997 and 1996. The weighted average expected life of the stock options is 7 years. The weighted average grant date fair values of stock options granted during 1998, 1997 and 1996 were $10.28, $8.95 and $6.19, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pro Forma Information

Dollars in millions,
except per share amounts                            1998        1997        1996
================================================================================
Net income                       As reported      $1,532      $1,367      $1,221
                                 Pro forma         1,500       1,346       1,212

Diluted earnings                 As reported        2.52        2.30        1.98
  per share                      Pro forma          2.48        2.27        1.97
================================================================================

Pension Plans. The corporation maintains noncontributory, defined benefit pension plans covering substantially all employees. Effective January 1, 1997, the corporation amended the defined benefit pension plan that covers the majority of its employees from a final average pay plan to a cash balance plan. Benefits are based on length of service, level of compensation and an interest crediting rate. The amounts contributed to the plans are determined annually based upon the amount needed to satisfy the Employment Retirement Income Security Act (ERISA) funding standards. Assets of the plans are primarily invested in listed stocks, corporate obligations, and U.S. Treasury and government agency obligations.

      The corporation also maintains supplemental, noncontributory defined benefit plans covering certain employees whose benefits exceed the Internal Revenue Service limitation under the corporation's qualified defined benefit plans.

Pension and Postretirement Benefit Plans

                                              Pension            Postretirement
                                             Benefits               Benefits
December 31                             ---------------------------------------
Dollars in millions                       1998       1997       1998       1997
===============================================================================
Change in benefit obligation

Benefit obligation at
  beginning of year                       $957       $868       $140       $139

Service cost                                41         40         --         --

Interest cost                               69         64          8         11

Participant contributions                   --         --          5          5

Plan amendments                             13        (51)        --         --

Benefits paid                             (108)       (81)       (20)       (24)

Actuarial loss or (gain)                    66        117        (12)         9
===============================================================================
Benefit obligation at
  end of year                           $1,038       $957       $121       $140
===============================================================================
Change in plan assets

Fair value of plan assets
  at beginning of year                  $1,055       $923        $19        $16

Actual return on plan assets               149        202          4          3

Employer contributions                      60         11         27         19

Participant contributions                   --         --          5          5

Benefits paid                             (108)       (81)       (20)       (24)
===============================================================================
Fair value of plan assets
  at end of year                        $1,156     $1,055        $35        $19
===============================================================================
Reconciliation of funded status

Funded status                             $118        $98       $(86)     $(121)

Unrecognized actuarial
  loss or (gain)                            80         54        (14)        (1)

Unrecognized transition
  (asset) or obligation                     (1)        (1)        62         66

Unrecognized prior
  service cost                               1         (6)        (1)        --
-------------------------------------------------------------------------------
Net amount recognized
  at year-end                             $198       $145       $(39)      $(56)
===============================================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $158 million, $112 million and $14 million, respectively, as of December 31, 1998 and $139 million, $98 million and $12 million, respectively, as of December 31, 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension and Postretirement Benefit Expense

                                                          Pension Benefits                     Other Benefits
December 31                                        -----------------------------------------------------------------
Dollars in millions                                 1998        1997        1996        1998        1997        1996
====================================================================================================================
Components of net periodic benefit costs

Service cost                                       $  41       $  40       $  43       $  --       $  --       $   1

Interest cost                                         69          64          57           8          11          10

Expected return on plan assets                      (105)        (90)        (75)         (2)         (2)         (1)

Net amortization and recognized actuarial loss         6          --           6           5           3           3
--------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                          $  11       $  14       $  31       $  11       $  12       $  13
--------------------------------------------------------------------------------------------------------------------
Assumptions as of December 31

Discount rate                                       6.75%       7.25%       7.85%       6.75%       7.25%       7.85%

Expected rate of return on plan assets             10.00       10.00       10.00       10.00       10.00       10.00

Rate of compensation increase                       5.00        5.00        5.00          --          --          --

Healthcare cost trend rate                            --          --          --        6.50        8.50        9.50
====================================================================================================================

The corporation maintains various defined contribution savings plans covering substantially all employees. The corporation's savings plan expense was $51 million, $50 million and $43 million for 1998, 1997 and 1996, respectively.

Postretirement Healthcare Benefits. In addition to providing pension benefits, the corporation provides healthcare cost assistance and life insurance benefits for retired employees. The cost of providing these benefits was $11 million, $12 million and $13 million in 1998, 1997 and 1996, respectively.

      The healthcare cost trend rate was 6.50% as of December 31, 1998, decreasing gradually to 4.50% through the year 2001, and level thereafter. The healthcare cost trend rate assumption has a minimal effect on the amounts reported. A one-percentage point change in the assumed healthcare cost trend rate would have had the following effects on 1998 service and interest cost and the accumulated postretirement benefit obligation at December 31, 1998:

Healthcare Cost Trend

                                               One-Percentage    One-Percentage
Dollars in thousands                           Point Increase    Point Decrease
===============================================================================
Effect on total of service and interest
  cost components for 1998                               $195             $(190)

Effect on year-end 1998
  postretirement benefit obligation                     2,141            (2,090)
===============================================================================

Note 16.

Income Taxes

The components of income tax expense for the years ended December 31, 1998, 1997 and 1996 were as follows:

Income Tax Expense

December 31
Dollars in millions                               1998         1997         1996
================================================================================
Current income taxes:

  Federal                                         $669         $512         $305

  State and local                                  129           74          101
--------------------------------------------------------------------------------
                                                   798          586          406
Deferred income tax expense:

  Federal                                          139          244          369

  State and local                                   38           97           74
--------------------------------------------------------------------------------
                                                   177          341          443
Total income tax expense:

  Federal                                          808          756          674

  State and local                                  167          171          175
--------------------------------------------------------------------------------
Applicable income taxes                           $975         $927         $849
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The income tax expense for the years ended December 31, 1998, 1997 and 1996, varied from the amount computed by applying the statutory income tax rate to income before taxes. A reconciliation between the statutory and effective tax rates follows:

Statutory Rate Analysis

December 31                                         1998       1997       1996
==============================================================================
Tax at statutory rate                               35.0%      35.0%      35.0%

Increases (decreases) in taxes resulting from:

  State and local income taxes, net
   of federal income tax benefit                     4.3        4.9        6.4

  Goodwill amortization                              1.5        1.4        1.6

  Tax-exempt income                                 (1.1)      (1.0)      (1.0)

  Other, net                                        (0.8)       0.1       (1.0)
------------------------------------------------------------------------------
Effective tax rate                                  38.9%      40.4%      41.0%
==============================================================================

The corporation had $485 million and $521 million of state net operating loss carryforwards at December 31, 1998 and 1997, respectively. These carryforwards will begin to expire in 1999 and continue through 2013.

      Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the corporation's deferred tax assets and deferred tax liabilities as of December 31, 1998 and 1997, are presented in the following table:

Net Deferred Tax Liability

December 31
Dollars in millions                                            1998         1997
================================================================================
Deferred tax assets:

  Reserve for credit losses                                    $538         $540

  Expenses not currently deductible                             111          248

  Other                                                         347          231
--------------------------------------------------------------------------------
   Total gross deferred tax assets                              996        1,019

    Less: valuation reserve                                      23           23
--------------------------------------------------------------------------------
   Total deferred tax assets                                    973          996
--------------------------------------------------------------------------------
Deferred tax liabilities:

  Lease financing                                             1,119          805

  Mortgage banking                                              162          292

  Other                                                         305          273
--------------------------------------------------------------------------------
   Total gross deferred tax liabilities                       1,586        1,370
--------------------------------------------------------------------------------
Net deferred tax liability                                     $613         $374
================================================================================

The corporation has evaluated the available evidence supporting the realization of its gross tax assets of $973 million and $996 million at December 31, 1998 and 1997, respectively, including the amount and timing of future taxable income, and has determined it is more likely than not that the asset will be realized. Given the nature of state tax laws, the corporation believes that uncertainty remains concerning the realization of tax benefits in various state jurisdictions. State valuation reserves in the amount of $23 million, established at December 31, 1997, are still in effect at December 31, 1998. These benefits may, however, be recorded in the future either as they are realized or, as it becomes more likely than not, that such tax benefits or portions thereof will be realized.

Note 17.

Trading Activities, Other Derivative Financial
Instruments and Off-Balance Sheet Items

Trading Activities. All of the corporation's trading positions are currently stated at market value with realized and unrealized gains and losses reflected in other noninterest income. The following table represents the notional or contractual amount of Fleet's off-balance sheet, interest-rate and foreign exchange trading instruments and related credit exposure:

Trading Instruments with Off-Balance Sheet Risk

                                            Contract or
                                              Notional                Credit
December 31                                    Amount                Exposure
Dollars in millions                        1998       1997       1998       1997
================================================================================
Interest-rate contracts                 $16,570     $8,959       $165        $55

Foreign exchange contracts                2,429      2,395         30         53
================================================================================

Notional principal amounts are a measure of the volume of agreements transacted, but the level of credit exposure is significantly less. The amount of credit exposure can be estimated by calculating the cost to replace, on a present value basis and at current market rates, all profitable contracts outstanding at year-end. Credit exposure disclosures relate to accounting losses that would be recognized if the counterparties completely failed to perform their obligations. To manage its level of credit exposure, the corporation deals with counterparties of good credit standing, establishes counterparty credit limits, in certain cases has the ability to require securities collateral, and enters into netting agreements whenever possible.

      The amounts disclosed below represent the end-of-period fair value of derivative financial instruments held or issued for trading purposes and the average aggregate fair values during the year for those instruments:

Trading Instruments

                                                     Fair Value         Average
December 31, 1998                                     (Carrying            Fair
Dollars in millions                                      Amount)          Value
===============================================================================
Interest-rate contracts:

  Assets                                                   $165            $130

  Liabilities                                              (136)           (103)

Foreign exchange contracts:

  Assets                                                    $30             $38

  Liabilities                                               (31)            (39)
===============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Risk-Management Activities. The corporation's principal objective in holding or issuing derivatives for purposes other than trading, is the management of interest-rate risk.

      The major source of the corporation's non-trading interest-rate risk is the difference in the repricing characteristics of the corporation's core banking assets and liabilities - loans and deposits. This difference or mismatch is a risk to net interest income. In managing net interest income, the corporation uses interest-rate swaps to offset the general asset-sensitivity of the core bank. Additionally, the corporation uses interest-rate swaps to offset basis risk, including the specific exposure to changes in prime rate.

      A second major source of the corporation's non-trading interest-rate risk is the sensitivity of its MSRs to prepayments. The mortgage borrower has the option to prepay the mortgage loans at any time. When mortgage interest rates decline, borrowers have a greater incentive to prepay mortgage loans through a refinancing. To mitigate the risk of declining long-term interest rates, increased mortgage prepayments, and the potential impairment of the MSRs, the corporation uses a variety of risk-management instruments, including interest-rate swaps, caps and floors, options on swaps, and exchange-traded options on Treasury bond and note futures. These instruments gain value as interest rates decline, mitigating the impairment of MSRs. Increases in the value of these instruments and related cash flows aggregating $667 million were recorded as adjustments to the carrying value of the MSRs during 1998.

      The following table presents the notional amount and fair value of risk-management instruments at December 31, 1998 and 1997:

Risk-Management Instruments

                                                1998                 1997
December 31                             Notional      Fair   Notional      Fair
Dollars in millions                       Amount     Value    Amount      Value
===============================================================================
Interest-rate risk-management
  instruments:

  Receive-fixed/pay-variable             $12,048      $165     $9,509       $48

  Basis swaps                              2,779        --      2,729        (1)

Mortgage banking
  risk-management instruments:

  Receive-fixed/pay-variable,
   PO swaps                                7,011        83      2,502        --

  Interest-rate floors
   and options on swaps                   39,560       517     23,870       138

  Interest-rate caps and
   cap corridors                          14,759        68      4,309       (25)

  Call options purchased                   3,150        27         --        --

  Call options sold                          730        (5)        --        --
-------------------------------------------------------------------------------
Total risk-management
  instruments                            $80,037      $855    $42,919      $160
===============================================================================

Interest-rate swap agreements involve the exchange of fixed- and variable-rate interest payments based upon a notional principal amount and maturity date. Interest-rate basis swaps involve the exchange of floating-rate interest payments based on various indices, such as U.S. Treasury bill and LIBOR. In a purchased interest-rate floor agreement, cash interest payments are received only if current interest rates fall below a predetermined interest rate. Purchased or sold interest-rate cap agreements are similar to interest-rate floor agreements except that cash interest payments are received or made only if current interest rates rise above predetermined interest rates. Options on swap agreements provide the holder the right to enter into an interest-rate swap at a predetermined rate and time in the future.

      The corporation's interest-rate risk-management instruments had credit exposure of $258 million at December 31, 1998, versus $61 million at December 31, 1997. The corporation's mortgage banking risk-management instruments had credit exposure of $349 million at December 31, 1998, versus $114 million at December 31, 1997. The increase in the credit exposure from year-to-year mainly reflects the increase in the market value of the remaining risk-management instruments. The periodic net settlement of interest-rate risk-management instruments is recorded as an adjustment to net interest income and generated $45 million, $52 million and $12 million of net interest income during 1998, 1997 and 1996, respectively. As of December 31, 1998, the corporation had net deferred income of $11.5 million related to terminated interest-rate swap contracts, which will be amortized over the remaining life of the underlying terminated contracts of approximately 8 years.

Other Financial Instruments

                                                                  Contract or
December 31                                                     National Amount
Dollars in millions                                              1998       1997
================================================================================
Other financial instruments whose notional or contractual amounts exceed the amount of potential credit risk:

  Commitments to sell loans                                    $6,069     $2,247

  Commitments to originate or purchase loans                    3,206      1,308

Financial instruments whose notional or contractual amounts represent potential credit risk:

  Commitments to extend credit                                105,706     50,865

  Letters of credit, financial guarantees and foreign
   office guarantees (net of participations)                    6,092      4,996

  Assets sold with recourse                                     9,122        386
================================================================================

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Commitments to Extend Credit

December 31
Dollars in millions                                            1998         1997
================================================================================
Commercial and industrial loans                             $39,837      $34,059

Revolving, open-end loans secured by residential
  properties (e.g., home equity lines)                        3,672        3,641

Credit card lines                                            53,546        6,919

Residential mortgages                                         3,542        1,531

Commercial real estate                                        2,461        1,776

Other unused commitments                                      2,648        2,939
--------------------------------------------------------------------------------
Total                                                      $105,706      $50,865
================================================================================

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

Note 18.

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

      The following describes the methods and assumptions used by Fleet in estimating the fair values of financial instruments.

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

Off-Balance Sheet Instruments. Fair values for off-balance sheet instruments are estimated based on quoted market prices or dealer quotes and is the amount the corporation would receive or pay to execute a new agreement with identical terms considering current interest rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

                                                 1998                 1997
December 31                              Carrying      Fair   Carrying     Fair
Dollars in millions                         Value     Value      Value    Value
===============================================================================
On-balance sheet financial assets:

  Financial assets for which
   carrying value approximates
   fair value                              $6,288    $6,288     $6,085   $6,085

  Securities                               10,792    10,797      9,362    9,367

  Loans(a)                                 63,679    65,251     57,805   59,146

  Mortgages held for resale                 3,960     3,960      1,526    1,526

  Trading account securities                  355       355        290      290

  Trading instruments                         195       195        108      108

  Other                                     1,046     1,046        412      412

On-balance sheet financial liabilities:

  Deposits with no stated maturity         48,096    48,096     43,633   43,633

  Time deposits                            21,582    22,023     20,102   20,470

  Short-term borrowings                     9,312     9,312      7,505    7,505

  Long-term debt                            8,820     9,104      4,500    4,612

  Trading instruments                         167       167         92       92

  Other                                       261       261        212      212

Off-balance sheet financial
  instruments:

  Interest-rate risk-management
   instruments                                 32       165          1       47

  Commitments to originate
   or purchase loans                           --        15         --        7

  Commitments to sell loans                     2        (1)         1       (5)
===============================================================================

(a) Excludes net book value of leases of $4,165 million and $3,328 million at December 31, 1998 and 1997, respectively.

Certain assets which are not financial instruments and, accordingly, are not included in the above fair values, contribute substantial value to the corporation in excess of the related amounts recognized in the balance sheet. These include the core deposit intangibles and the related retail banking network, the value of customer relationships associated with certain types of consumer loans (particularly the credit card portfolio), lease financing business, and mortgage servicing rights.

Note 19.

Commitments, Contingencies, and Other Disclosures

The corporation and its subsidiaries are involved in various legal proceedings arising out of, and incidental to, their respective businesses. Management of the corporation, based on its review with counsel of the development of these matters to date, does not anticipate that any losses incurred as a result of these legal proceedings would have a materially adverse effect on the corporation's financial position.

Lease Commitments. The corporation has entered into a number of noncancelable operating lease agreements for premises and equipment. The minimum annual rental commitments under these leases at December 31, 1998, exclusive of taxes and other charges, were as follows: $133 million, 1999; $117 million, 2000; $102 million, 2001; $86 million, 2002; $62 million, 2003; and $243 million, 2004 and thereafter. Total rental expense for 1998, 1997 and 1996, including cancelable and noncancelable leases, amounted to $137 million, $136 million and $144 million, respectively.

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

Restrictions on Cash and Due from Banks. The corporation's banking subsidiaries are subject to requirements of the Federal Reserve Board (the Federal Reserve) to maintain certain reserve balances. At December 31, 1998 and 1997, these reserve balances were $1,132 million and $1,110 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20.

Regulatory Matters

As a bank holding company, Fleet is subject to regulation by the Federal Reserve, the Office of the Comptroller of the Currency (OCC) and the Office of Thrift Supervision (OTS), as well as state regulators. Under the regulatory capital adequacy guidelines and FDIC Improvement Act (FDICIA), Fleet and its banking subsidiaries must meet specific capital requirements. These requirements are expressed in terms of the following ratios: (1) Risk-based Total Capital (Total Capital/risk-weighted on- and off-balance sheet assets); (2) Risk-based Tier 1 Capital (Tier 1 Capital/risk-weighted on- and off-balance sheet assets); and (3) Leverage (Tier 1 Capital/average quarterly assets).

      To meet all minimum regulatory capital requirements, Fleet and its banking subsidiaries must maintain a minimum risk-based Total Capital ratio of at least 8%, risk-based Tier 1 Capital ratio of at least 4%, and Tier 1 Leverage ratio of at least 4%. Failure to meet minimum capital requirements can initiate certain mandatory- and possibly discretionary-actions by regulators that, if undertaken, could have a direct material effect on financial statements. To be categorized as well-capitalized under the prompt corrective action provision of FDICIA, Fleet's banking subsidiaries must maintain a risk-based Total Capital ratio of at least 10%, a risk-based Tier 1 Capital ratio of at least 6%, and a Leverage ratio of at least 5%, and not be subject to a written agreement, order or capital directive. Neither Fleet nor any of its subsidiaries has entered into formal written agreements with state and federal regulators or are subject to any orders or capital directives.

      The following table presents capital information for the corporation as of December 31, 1998 and 1997:

Regulatory Capital Ratios

December 31
Dollars in millions                             1998                 1997
===============================================================================
Actual:

  Risk-Based Tier 1 Capital               $7,385      7.08%    $6,542      7.26%

  Risk-Based Total Capital                11,706     11.22      9,649     10.71

  Leverage                                 7,385      7.48      6,542      7.66

Minimum regulatory capital standards:

  Risk-Based Tier 1 Capital                4,175      4.00      3,603      4.00

  Risk-Based Total Capital                 8,350      8.00      7,205      8.00

  Leverage                                 3,947      4.00      3,416      4.00
===============================================================================

As of December 31, 1998, Fleet's banking subsidiaries were all categorized as well-capitalized. There are no conditions or events since that date that management believes have changed the institutions category.

      As registered broker-dealers and member firms of the NYSE, certain subsidiaries are subject to rules of both the SEC and the NYSE. These rules require registrants to maintain minimum levels of net capital, as defined, and may restrict a member from expanding its business and declaring dividends as its net capital approaches specified levels. At December 31, 1998, the subsidiaries had net capital, in the aggregate, of approximately $349 million, which exceeded aggregate minimum net capital requirements by approximately $304 million.

Note 21.

Disclosure for Statements of Cash Flows

Cash Flow Disclosure

Year ended December 31
Dollars in millions                                 1998       1997        1996
===============================================================================
Supplemental disclosure for cash
  paid during the period for:

  Interest expense                                $2,861     $2,484     $ 2,531

  Income taxes, net of refund                        593        428         356
-------------------------------------------------------------------------------
Supplemental disclosure of non-cash
  investing and financing activities:

  Transfer of loans to foreclosed property
   and repossessed equipment                      $   15     $   30     $    27

  Securitization of residential loans                 --         --       1,998

  Retirement of common stock                          --         --          34

  Transfer of assets to held for sale
   by accelerated disposition                         33        231         110

  Adjustment to unrealized gain
   (loss) on securities available for sale            31         66         (21)
-------------------------------------------------------------------------------
Assets acquired and liabilities assumed
  in business combinations were as follows:

  Assets acquired, net of cash and cash
   equivalents received                           $2,845     $  544     $17,848

  Net cash and cash equivalents
   received (paid)                                   380       (523)      2,386

  Liabilities assumed                              3,225         21      20,234
-------------------------------------------------------------------------------
Divestitures:

  Assets sold, net of cash received               $   --     $2,552     $ 3,119

  Net cash received for divestitures                  --      2,719         768

  Liabilities sold                                    --         24       2,351
===============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22.

Parent Company Only Financial Statements

Statements of Income

Year ended December 31
Dollars in millions                                  1998       1997       1996
===============================================================================
Dividends from subsidiaries:

  Banking subsidiaries                               $755     $1,098       $727

  Other subsidiaries                                  270        170        130

Interest income                                       246        192        205

Other                                                  43         35         38
-------------------------------------------------------------------------------
   Total income                                     1,314      1,495      1,100
-------------------------------------------------------------------------------
Interest expense                                      358        294        306

Noninterest expense                                    33         34         50
-------------------------------------------------------------------------------
   Total expenses                                     391        328        356
-------------------------------------------------------------------------------
Income before income taxes and equity in
  undistributed income of subsidiaries                923      1,167        744

Applicable income taxes (benefit)                     (43)       (61)       (47)
-------------------------------------------------------------------------------
Income before equity in undistributed
  income of subsidiaries                              966      1,228        791

Equity in undistributed income
  of subsidiaries                                     566        139        430
-------------------------------------------------------------------------------
Net income                                         $1,532     $1,367     $1,221
===============================================================================

Balance Sheets

December 31
Dollars in millions                                           1998          1997
================================================================================
Assets:

  Money market instruments                                    $582          $859

  Securities                                                     5            78

Loans receivable from:

  Banking subsidiaries                                       2,454         2,159

  Other subsidiaries                                         1,203           860
--------------------------------------------------------------------------------
                                                             3,657         3,019
Investment in subsidiaries:

  Banking subsidiaries                                       9,698         8,028

  Other subsidiaries                                           793           615
--------------------------------------------------------------------------------
                                                            10,491         8,643

Other                                                          826           532
--------------------------------------------------------------------------------
Total assets                                               $15,561       $13,131
================================================================================
Liabilities:

  Short-term borrowings                                       $988          $811

  Accrued liabilities                                          516           481

  Long-term debt                                             4,648         3,387
--------------------------------------------------------------------------------
Total liabilities                                            6,152         4,679
--------------------------------------------------------------------------------
Stockholders' equity                                         9,409         8,452
--------------------------------------------------------------------------------
Total liabilities and stockholders' equity                 $15,561       $13,131
================================================================================
Statements of Cash Flows
Year ended December 31
Dollars in millions                                  1998       1997       1996
===============================================================================
Cash flows from operating activities:
Net income                                         $1,532     $1,367     $1,221
Adjustments for noncash items:
  Equity in undistributed income
   of subsidiaries                                   (566)      (139)      (430)
  Depreciation and amortization                        10         11         11
  Net securities gains                                (33)       (22)       (18)
Increase (decrease) in accrued
  liabilities, net                                     35        (11)       (26)
Other, net                                           (494)        54       (119)
-------------------------------------------------------------------------------
Net cash flow provided by
  operating activities                                484      1,260        639
-------------------------------------------------------------------------------
Cash flows from investing activities:
Purchases of securities                                --        (15)        (3)
Proceeds from sales and maturities
  of securities                                        80         58         65
Net increase in loans made to affiliates             (638)      (307)       (57)
Return of capital from subsidiaries                   112          3      1,756
Capital contributions to subsidiaries              (1,179)      (253)    (1,802)
-------------------------------------------------------------------------------
Net cash flow used in investing activities         (1,625)      (514)       (41)
-------------------------------------------------------------------------------
Cash flows from financing activities:
Net increase (decrease) in short-term
  borrowings                                          177        135       (144)
Proceeds from issuance of long-term debt            1,811        281        650
Repayments of long-term debt                         (550)      (455)      (484)
Proceeds from issuance of common stock                 64        856         77
Proceeds from issuance of preferred stock              --         --        635
Redemption and repurchase of common
  and preferred stock                                 (51)      (981)      (204)
Cash dividends paid                                  (587)      (536)      (509)
-------------------------------------------------------------------------------
Net cash flow provided by (used in)
  financing activities                                864       (700)        21
-------------------------------------------------------------------------------
Net (decrease) increase in cash and
  cash equivalents                                   (277)        46        619
-------------------------------------------------------------------------------
Cash and cash equivalents at beginning
  of year                                             859        813        194
-------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $582       $859       $813
===============================================================================

SUPPLEMENTAL FINANCIAL INFORMATION

Rate/Volume Analysis (Unaudited)

                                                    1998 Compared to 1997            1997 Compared to 1996
                                                Increase (Decrease) Due to(a)     Increase (Decrease) Due to(a)
---------------------------------------------------------------------------------------------------------------
Dollars in millions                             Volume       Rate         Net    Volume       Rate          Net
===============================================================================================================
Interest earned on:(b)

  Interest-bearing deposits                       $  8      $  (1)       $  7      $  3       $ --         $  3

  Federal funds sold and securities purchased
   under agreements to resell                       (7)        (1)         (8)      (16)         1          (15)

  Trading account securities                         5         --           5        --          2            2

  Securities available for sale                    103        (11)         92      (193)        32         (161)

  Securities held to maturity                       --         (2)         (2)      (10)         4           (6)

  Nontaxable securities                              8         --           8        17         (1)          16

  Loans                                            543        (57)        486       262         42          304

  Due from brokers/dealers                          43          8          51        32          6           38

  Mortgages held for resale                         84         (7)         77       (36)        (4)         (40)

  Assets held for disposition                      (22)       (23)        (45)      (40)       (35)         (75)
---------------------------------------------------------------------------------------------------------------
   Total interest-earning assets                   765        (94)        671        19         47           66
---------------------------------------------------------------------------------------------------------------
Interest paid on:

  Deposits-

   Savings                                          24         31          55        22        (17)           5

   Time                                            104         21         125       (49)       (56)        (105)
---------------------------------------------------------------------------------------------------------------
    Total interest-bearing deposits                128         52         180       (27)       (73)        (100)
---------------------------------------------------------------------------------------------------------------
  Short-term borrowings                            149          4         153       (51)       (13)         (64)

  Due to brokers/dealers                            48         14          62        36          5           41

  Long-term debt                                   119         (9)        110       (66)        14          (52)
---------------------------------------------------------------------------------------------------------------
   Total interest-bearing liabilities              444         61         505      (108)       (67)        (175)
---------------------------------------------------------------------------------------------------------------
Net interest differential(c)                      $321      $(155)       $166      $127       $114         $241
===============================================================================================================

(a) The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the changes in each.

(b) Tax-equivalent adjustment has been included in the calculations to reflect this income as if it had been fully taxable. The tax-equivalent adjustment is based upon the applicable federal and state income tax rates. The FTE adjustment included in interest income was $36 million in 1998, $40 million in 1997 and $36 million in 1996.

(c) Includes fee income of $272 million, $210 million and $165 million for the years ended December 31, 1998, 1997 and 1996, respectively.

Quarterly Summarized Financial Information (Unaudited)

By quarter
Dollars in millions,                                 1998                                         1997
except per share amounts             1        2        3        4     Year        1        2        3        4     Year
=======================================================================================================================
Interest income                 $1,594   $1,716   $1,729   $1,726   $6,765   $1,490   $1,507   $1,540   $1,554   $6,091

Interest expense                   665      744      759      728    2,896      581      583      606      621    2,391
-----------------------------------------------------------------------------------------------------------------------
Net interest income                929      972      970      998    3,869      909      924      934      933    3,700
-----------------------------------------------------------------------------------------------------------------------
Provision for credit losses         92      118      120      140      470       65       83       85       89      322
-----------------------------------------------------------------------------------------------------------------------
Net interest income after
  provision for credit losses      837      854      850      858    3,399      844      841      849      844    3,378

Securities gains                    51       --       20        3       74       12        4        4       13       33

Other noninterest income           644      809      823      887    3,163      601      771      615      611    2,598
-----------------------------------------------------------------------------------------------------------------------
                                 1,532    1,663    1,693    1,748    6,636    1,457    1,616    1,468    1,468    6,009

Noninterest expense                997    1,017    1,042    1,073    4,129      904    1,025      873      913    3,715
-----------------------------------------------------------------------------------------------------------------------
Income before income taxes         535      646      651      675    2,507      553      591      595      555    2,294

Applicable income taxes            212      253      250      260      975      219      244      243      221      927
-----------------------------------------------------------------------------------------------------------------------
Net income                        $323     $393     $401     $415   $1,532     $334     $347     $352     $334   $1,367
=======================================================================================================================
Basic earnings per share          $.55     $.67     $.68     $.71    $2.61     $.57     $.60     $.62     $.58    $2.37

Diluted earnings per share         .53      .65      .66      .69     2.52      .55      .58      .60      .57     2.30
=======================================================================================================================

Consolidated Average Balances/Interest Earned-Paid/Rates 1994-1998 (Unaudited)

                                                                 1998                               1997
                                                             Interest                           Interest
December 31                                       Average      Earned/               Average      Earned/
Dollars in millions(a)                            Balance        Paid(b)    Rate     Balance        Paid(b)    Rate
===================================================================================================================
Assets:
Interest-bearing deposits                         $   339      $   14       4.17%    $   141      $    7       4.96%
Federal funds sold and securities purchased
  under agreements to resell                          302          15       5.29         423          23       5.44
Trading account securities                            331          20       5.97         259          15       5.79
Securities available for sale                       9,036         595       6.59       7,461         503       6.74
Securities held to maturity                            12           1       8.75          32           3       7.12
Nontaxable securities                               1,295          85       6.54       1,181          77       6.52
Loans(c)                                           66,419       5,700       8.58      60,076       5,214       8.68
Due from brokers/dealers                            3,765         184       4.89       2,884         133       4.62
Mortgages held for resale                           2,623         185       7.05       1,413         108       7.65
Assets held for disposition                           161           2       1.12         746          47       6.17
Foreclosed property and repossessed equipment          20          --         --          28          --         --
-------------------------------------------------------------------------------------------------------------------
   Total interest-earning assets                   84,303       6,801       8.07      74,644       6,130       8.21
===================================================================================================================
Accrued interest receivable                           487          --         --         473          --         --
Reserve for credit losses                          (1,509)         --         --      (1,454)         --         --
Other assets                                       14,727          --         --      12,997          --         --
-------------------------------------------------------------------------------------------------------------------
   Total assets                                   $98,008      $6,801         --     $86,660      $6,130         --
===================================================================================================================
Liabilities and stockholders' equity:
Deposits
  Savings                                         $28,540      $  674       2.36%    $27,478      $  619       2.25%
  Time                                             22,032       1,160       5.27      20,036       1,035       5.16
-------------------------------------------------------------------------------------------------------------------
   Total interest-bearing deposits                 50,572       1,834       3.63      47,514       1,654       3.48
===================================================================================================================
Short-term borrowings                               8,400         400       4.76       5,266         247       4.69
Due to brokers/dealers                              4,501         214       4.75       3,463         152       4.39
Long-term debt                                      6,261         448       7.15       4,608         338       7.34
-------------------------------------------------------------------------------------------------------------------
   Total interest-bearing liabilities              69,734       2,896       4.15      60,851       2,391       3.93
-------------------------------------------------------------------------------------------------------------------
Net interest spread                                             3,905       3.92                   3,739       4.28
-------------------------------------------------------------------------------------------------------------------
Demand deposits and other
  noninterest-bearing time deposits                16,326          --         --      15,882          --         --
Other liabilities                                   3,056          --         --       2,338          --         --
-------------------------------------------------------------------------------------------------------------------
    Total liabilities                              89,116       2,896         --      79,071       2,391         --
-------------------------------------------------------------------------------------------------------------------
Stockholders' equity and dual
  convertible preferred stock                       8,892          --         --       7,589          --         --
-------------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity    $98,008      $2,896         --     $86,660      $2,391         --
-------------------------------------------------------------------------------------------------------------------
Net interest margin                                                         4.63%                              5.01%
===================================================================================================================

                                                       1996                         1995                            1994
                                                     Interest                     Interest                        Interest
December 31                              Average     Earned/           Average    Earned/              Average    Earned/
Dollars in millions(a)                   Balance     Paid(b)  Rate     Balance    Paid(b)     Rate     Balance    Paid(b)     Rate
==================================================================================================================================
Assets:
Interest-bearing deposits                $    82     $    4     4.39%  $   325    $   23        7.08%  $   292    $   14      4.79%
Federal funds sold and securities
  purchased under agreements to resell       733         38     5.24       662        39        5.89       296        15      5.07
Trading account securities                   257         13     5.37       238        14        5.45       205        10      4.88
Securities available for sale             10,287        664     6.45    12,779       797        6.24    16,923     1,023      6.05
Securities held to maturity                  121          9     7.20     6,954       412        5.92     7,971       447      5.61
Nontaxable securities                        924         61     6.60       782        59        7.54       816        51      6.25
Loans(c)                                  57,046      4,910     8.61    52,164     4,688        8.99    44,754     3,668      8.20
Due from brokers/dealers                   2,179         95     4.35     1,927       109        5.64     1,606        70      4.36
Mortgages held for resale                  1,878        148     7.87     1,459       116        7.96     1,322        91      6.90
Assets held for disposition                1,253        122     9.77        --        --          --        --        --        --
Foreclosed property and repossessed
  equipment                                   52         --       --        97        --          --       166        --        --
----------------------------------------------------------------------------------------------------------------------------------
   Total interest-earning assets          74,812      6,064     8.11    77,387     6,257        8.09    74,351     5,389      7.25
==================================================================================================================================
Accrued interest receivable                  481         --       --       539        --          --       533        --        --
Reserve for credit losses                 (1,493)        --       --    (1,489 )      --          --    (1,600)       --        --
Other assets                              12,938         --       --     9,804        --          --     8,859        --        --
----------------------------------------------------------------------------------------------------------------------------------
   Total assets                          $86,738     $6,064       --   $86,241    $6,257          --   $82,143    $5,389        --
==================================================================================================================================
Liabilities and stockholders' equity:
Deposits
  Savings                                $26,363     $  614     2.33%  $22,987    $  592        2.57%  $24,803    $  495      2.00%
  Time                                    20,971      1,140     5.44    20,133     1,135        5.64    15,310       676      4.41
----------------------------------------------------------------------------------------------------------------------------------
   Total interest-bearing deposits        47,334      1,754     3.70    43,120     1,727        4.00    40,113     1,171      2.92
==================================================================================================================================
Short-term borrowings                      6,351        311     4.91    14,807       815        5.50    15,807       636      4.02
Due to brokers/dealers                     2,645        111     4.20     2,341       119        5.08     1,821        74      4.06
Long-term debt                             5,486        390     7.10     6,581       478        7.26     5,383       364      6.76
----------------------------------------------------------------------------------------------------------------------------------
   Total interest-bearing liabilities     61,816      2,566     4.15    66,849     3,139        4.69    63,124     2,245      3.56
----------------------------------------------------------------------------------------------------------------------------------
Net interest spread                                   3,498     3.96               3,118        3.40               3,144      3.69
----------------------------------------------------------------------------------------------------------------------------------
Demand deposits and other
  noninterest-bearing time deposits       15,042         --       --    10,910        --          --    11,227        --        --
Other liabilities                          2,511         --       --     1,619        --          --     1,773        --        --
----------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                     79,369      2,566       --    79,378     3,139          --    76,124     2,245        --
----------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity and dual
  convertible preferred stock              7,369         --       --     6,863        --          --     6,019        --        --
----------------------------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders'
      equity                             $86,738     $2,566       --   $86,241    $3,139          --   $82,143    $2,245        --
----------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                             4.68%                           4.03%                         4.23%
==================================================================================================================================

(a) The data in this table is presented on a fully taxable equivalent basis. The tax-equivalent adjustment is based upon the applicable federal and state income tax rates.

(b) Includes fee income of $272 million, $210 million, $165 million, $110 million and $108 million for the years ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively.

(c) Nonperforming loans are included in average balances used to determine rates.

Common Stock Price and Dividend Information(a) (Unaudited)

                                             1998                                              1997
By quarter                 1         2         3         4      Year         1         2         3         4      Year
======================================================================================================================
Stock Price

  High               $ 42.53   $ 45.00   $ 44.22   $ 44.69   $ 45.00   $ 31.38   $ 32.91   $ 35.38   $ 37.56   $ 37.56

  Low                  34.31     39.00     32.78     31.69     31.69     24.81     27.75     31.69     30.97     24.81
----------------------------------------------------------------------------------------------------------------------
Dividends declared      .245      .245      .245      .270      1.00      .225      .225      .225      .245       .92

Dividends paid          .245      .245      .245      .245       .98      .225      .225      .225      .225       .90
======================================================================================================================

(a) Fleet's common stock is listed on the New York Stock Exchange (NYSE). The table above sets forth, for the periods indicated, the range of high and low sale prices per share of Fleet's common stock on the composite tape and dividends declared and paid per share. All per common share data for all periods presented reflects the two-for-one common stock split which was effective October 7, 1998.

Loan Maturity (Unaudited)

December 31, 1998                     Within      1 to 5     After 5
Dollars in millions                   1 Year       Years       Years       Total
================================================================================
Commercial and industrial            $11,409     $16,537     $ 9,221     $37,167

Residential real estate                1,594       3,935       3,785       9,314

Consumer                               4,451       5,880       2,985      13,316

Commercial real estate:

  Construction                           331         480         268       1,079

  Interim/permanent                    1,318       1,912       1,065       4,295

Lease financing                          672       3,465          88       4,225
--------------------------------------------------------------------------------
Total                                $19,775     $32,209     $17,412     $69,396
================================================================================

Interest Sensitivity of Loans Over One Year (Unaudited)

December 31, 1998                Predetermined           Floating
Dollars in millions             Interest Rates     Interest Rates          Total
================================================================================
1 to 5 years                          $  9,315           $ 22,894       $ 32,209

After 5 years                            4,014             13,398         17,412
--------------------------------------------------------------------------------
Total                                 $ 13,329           $ 36,292       $ 49,621
================================================================================


                                    66 & 67